.5/1


06012956

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renewable Energy Corporation ASA

*CURRENT ADDRESS REC Group
Veritasveien 14
N-1323 Høvik Norway

**FORMER NAME

**NEW ADDRESS

B PROCESSED MAY 0 2 2006 THOMSON FINANCIAL

FILE NO. 82- 34968 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/1/06

Schedule B

Item No. 2. OSE announcement – Approved prospectus





Ticker: REC
Ant meldinger: 5 Fra: 01.01.2005
Meldingstype: PROSPEKT Til: 24.04.2006

24.04.06 08:29 Marked=OB **REC OSLO BØRS - APPROVED PROSPECTUS** prospekt

---

Oslo Børs has approved the following prospectus:

REC

Global Offering of 74,600,000 Shares

RENEWABLE ENERGY CORPORATION ASA

A public limited company organized under the laws of the Kingdom of Norway

Indicative Offer Price range of minimum NOK 69 and maximum NOK 88 per Share (the ??Offer Price``)

The information contained in this Prospectus relates to the listing of, and an initial public offering of, ordinary shares, par value NOK 1 (the ??Shares``) of Renewable Energy Corporation ASA (??REC`` or the ??Company``), a public limited company organized under the laws of the Kingdom of Norway.

This offering is part of a global offering of 74,600,000 ordinary shares (the ??Global Offering``), of which 73,000,000 are new shares being issued by the Company and 1,600,000 shares are existing shares being sold by Rebelijo Invest AS. The Global Offering comprises (i) a Retail Offering, in which the Shares offered by this Prospectus (??Offer Shares``) are being offered to the public in Norway; (ii) an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway (including in the United States); (iii) an Employee Offering directed at employees of the Company in Norway and Sweden; and (iv) a Management Offering directed at the members of the executive management of the Company. The book-building period for the Global Offering is expected to run from and including 24 April 2006 through and including 8 May 2006.

All of the Shares will be registered in the Norwegian Central Securities Depository (??Verdipapirsentralen`` or ??VPS``), will be in book entry form and will carry voting rights. All the Shares rank in parity with one another and carry one vote per Share.

Investing in the Offer Shares involves risks. See ??Risk Factors`` beginning on page 13.

Prior to the Global Offering, there has been no public trading market for the Shares. Application has been made for the Shares to be admitted for trading and listing on the Oslo Stock Exchange (the ??OSE``). Assuming that a derogation from certain applicable listing requirements is granted, the Company expects that the listing application will be approved by the OSE at its board meeting to be held on 27 April 2006. At the time of the Global Offering the Shares will not be

listed on any stock exchange outside Norway. The
Global Offering will be conditional on the admission of the
Shares to the OSE for trading and listing.

It is expected that payment for, and delivery of, the Offer
Shares will be made on 12 May 2006 with respect
to the Institutional Offering and on or about 10 May 2006
(payment) and on 11 May 2006 (delivery) with
respect to the Retail, Employee and Management Offerings.
The Offer Shares will be delivered through the
facilities of VPS, Euroclear and Clearstream Banking.
Dealings in the Shares on an ??if and when`` basis the
OSE are expected to commence on or about 9 May 2006.

Joint Global Coordinators and Joint Bookrunners:
ABG Sundal Collier UBS Investment Bank

Co-Lead Managers
Credit Suisse DnB NOR Markets

The prospectus is available to the public at:
Issuer/Offeror: www.recaksjen.no
Manager:www.abgsc.no www dnbnor.no/emisjoner.

PROSPECTUS


REC

Global Offering of 74,600,000 Shares

RENEWABLE ENERGY CORPORATION ASA

A public limited company organized under the laws of the Kingdom of Norway

Indicative Offer Price range of minimum NOK 69 and maximum NOK 88 per Share (the "Offer Price")

The information contained in this Prospectus relates to the listing of, and an initial public offering of, ordinary shares, par value NOK 1 (the "Shares") of Renewable Energy Corporation ASA ("REC" or the "Company"), a public limited company organized under the laws of the Kingdom of Norway.

This offering is part of a global offering of 74,600,000 ordinary shares (the "Global Offering"), of which 73,000,000 are new shares being issued by the Company and 1,600,000 shares are existing shares being sold by Rebelijo Invest AS. The Global Offering comprises (i) a Retail Offering, in which the Shares offered by this Prospectus ("Offer Shares") are being offered to the public in Norway; (ii) an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway (including in the United States); (iii) an Employee Offering directed at employees of the Company in Norway and Sweden; and (iv) a Management Offering directed at the members of the executive management of the Company. The book-building period for the Global Offering is expected to run from and including 24 April 2006 through and including 8 May 2006.

All of the Shares will be registered in the Norwegian Central Securities Depository ("Verdipapirsentralen" or "VPS"), will be in book entry form and will carry voting rights. All the Shares rank in parity with one another and carry one vote per Share.

Investing in the Offer Shares involves risks. See "Risk Factors" beginning on page 13.

Prior to the Global Offering, there has been no public trading market for the Shares. Application has been made for the Shares to be admitted for trading and listing on the Oslo Stock Exchange (the "OSE"). Assuming that a derogation from certain applicable listing requirements is granted, the Company expects that the listing application will be approved by the OSE at its board meeting to be held on 27 April 2006. At the time of the Global Offering the Shares will not be listed on any stock exchange outside Norway. The Global Offering will be conditional on the admission of the Shares to the OSE for trading and listing.

It is expected that payment for, and delivery of, the Offer Shares will be made on 12 May 2006 with respect to the Institutional Offering and on or about 10 May 2006 (payment) and on 11 May 2006 (delivery) with respect to the Retail, Employee and Management Offerings. The Offer Shares will be delivered through the facilities of VPS, Euroclear and Clearstream Banking. Dealings in the Shares on an "if and when" basis the OSE are expected to commence on or about 9 May 2006.

Joint Global Coordinators and Joint Bookrunners

ABG Sundal Collier **UBS Investment Bank**

Co-Lead Managers

Credit Suisse **DnB NOR Markets**

21 April 2006

This Prospectus has been prepared to comply with the Norwegian Securities Trading Act and related secondary legislation including the EC Commission Regulation EC/809/2004. The Prospectus has been prepared solely in the English language, provided however, that a Norwegian language summary is included in "Norwegian Summary." The OSE has reviewed and approved this Prospectus in accordance with the Norwegian Securities Trading Act Section 5-7.

No person is authorized to give information or to make any representation in connection with the Global Offering or sale of the Offer Shares other than as contained in this Prospectus. If any such information is given or made, it must not be relied upon as having been authorized by the Company or by ABG Sundal Collier Norge ASA, UBS Limited, Credit Suisse Securities (Europe) Limited or DnB NOR Markets (together, the "Managers") or by any of the affiliates, advisers or selling agents of any of the foregoing. Neither the delivery of this Prospectus nor any sale of Offer Shares made hereunder shall under any circumstances imply that there has been no change in the Company's affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

The information contained herein is as of the date hereof and subject to change, completion and amendment without notice. In accordance with section 5-15 of the Norwegian Securities Trading Act, every significant new factor, material mistake, or inaccuracy relating to the information included in the Prospectus, which is capable of affecting the assessment of the Shares between the time when the Prospectus is approved and the expiry of the Subscription Period will be included in a supplement to the Prospectus. Neither the publication nor distribution of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any date subsequent to the date of the Prospectus.

The distribution of this Prospectus and the offering and sale of the Offer Shares in certain jurisdictions may be restricted by law. The Company and the Managers require persons in possession of this Prospectus to inform themselves about and to observe any such restrictions. This Prospectus does not constitute an offer of, or an invitation to purchase, any of the Offer Shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering of Shares to occur outside of Norway.

Notice to Investors Within the EEA

To the extent that the offer of the Offer Shares is made in any European Economic Area ("EEA") Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospective Directive") before the date of publication of a prospectus in relation to the Offer Shares which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the Global Offering (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospective Directive or has been or will be made otherwise in circumstances that do not require the Issuer to publish a prospectus pursuant to the Prospective Directive.

Table of Contents

Summary

This summary must be read as an introduction to this Prospectus and any decision to invest in the Offer Shares should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospective Directive (Directive 2003/71/EC) in each Member State of the EEA, no civil liability will attach to the responsible persons in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in a Member State of the EEA, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

This summary highlights certain information about the Company and the Global Offering. It likely does not contain all the information that may be important to you. You should read the entire Prospectus, including the financial statements included herein, before making an investment decision. In particular, you should carefully consider the information set out under the heading "Risk Factors."

Unless otherwise indicated or the context otherwise requires, all references in this Prospectus to "REC" or the "Company" refer to Renewable Energy Corporation ASA together with its consolidated subsidiaries. For the definitions of certain technical terms used throughout this Prospectus, see the "Glossary of Terms" which can be found elsewhere in this Prospectus.

Introduction

The Company is one of the world's leading companies in the photovoltaic ("PV") industry. In 2005, the Company was among the world's largest producers of solar-grade polysilicon and wafers for PV applications by volume, according to Company estimates. The Company is involved across the PV manufacturing value chain: production of solar-grade polysilicon, manufacturing of silicon wafers, production of cells and production of modules from cells. The Company has customers in many different parts of the world, seven production plants in three different countries and approximately 1,115 employees as of 31 December 2005. The Company conducts its business through three principal divisions, which also are its operating segments:

- REC Silicon, which manufactures solar-grade silicon, the raw material for silicon wafers for the PV industry, at its production plants in Moses Lake, Washington (through its indirect subsidiary REC Solar Grade Silicon LLC, or "SGS"), and Butte, Montana (through its indirect subsidiary REC Advanced Silicon Materials LLC, or "ASiMI", which it acquired in July 2005);

- REC Wafer, which manufactures multicrystalline silicon wafers and monocrystalline silicon ingots for the PV industry at its production plants in Herøya, Norway, and Glomfjord, Norway; and

- REC Solar, which manufactures solar cells in Narvik, Norway and modules in Arvika, Sweden.

External sales of REC Silicon, REC Wafer and REC Solar represented 26.6%, 56.9% and 16.5%, respectively, of the Company's consolidated sales of products and services in 2005.

The Company's principal office is located at Veritasveien 14, P.O. Box 280, N-1323, Høvik, Norway and its main telephone number at that address is +47 67 81 52 50.

History

The Company was formed in 1996 under the name Fornybar Energi AS, assumed the name, Renewable Energy Corporation AS, in 2000 and was transformed into a public limited company (ASA) in 2005. At the time when it was formed, the Company had a 12% equity interest in REC ScanWafer AS, which had been formed in 1994 with the aim of becoming a specialized producer of multicrystalline wafers for the PV industry. In order to improve wafer quality by ensuring a quick and reliable feedback loop from the cell processing step, the Company decided in 1999 to integrate forward in the value chain by also producing

solar cells and modules. REC ScanCell AS and REC ScanModule AB commenced production of solar cells and solar modules in 2003.

In 2002, in response to concerns about the long-term availability of silicon feedstock to support the further growth of the wafer business, the Company and ASiMI, owned by Komatsu America Corporation ("Komatsu"), formed a joint venture company then called Solar Grade Silicon LLC, now REC Solar Grade Silicon LLC for the purpose of converting Komatsu's polysilicon plant in Moses Lake, Washington, United States, into a plant dedicated solely to production of solar grade polysilicon.

The Company increased its equity interest in REC ScanWafer to 71% in 2003 and to 100% in 2004.

REC SiTech was formed in April 2004 with the objective of producing monocrystalline ingots for the PV industry. At the time of formation, the Company's equity interest in REC SiTech was approximately 12%. In July 2005, the Company increased its equity interest in REC SiTech to 100%.

In July 2005, the Company acquired Komatsu's interest in SGS, thereby increasing its ownership interest in SGS from 70% to 100%, and simultaneously acquired from Komatsu a majority interest in ASiMI, which owned and operated a polysilicon plant in Butte, Montana, USA. Komatsu retains a non-voting minority interest in ASiMI.

Competitive Strengths

The Company believes that its principal competitive strengths are:

- a strong technological position throughout the PV value chain;
- efficient and scalable operations;
- its own supply of polysilicon;
- presence throughout the value chain;
- a diversified technology portfolio;
- its recognized position in the PV industry; and
- its strong management team.

Business Strategy

In order to fulfill the Company's vision of becoming the leading and most cost efficient player in the PV industry for the long-term, the Company has developed a strategy focusing on:

- outpacing the high growth solar market;
- strengthening cost leadership through innovation and industrialization; and
- balancing risks through a diversified technology portfolio.

Board of Directors

Tore Schiøtz (Chairman), Rune Bjerke, Marcel E. Brenninkmeijer, Roar Engeland and Ole Enger. At the ordinary general meeting of REC held on 20 April 2006, the Company's shareholders elected Susanne Munch Thore, Line Geheb and Karen Helene Ulltveit-Moe as new members of the Board of Directors. The appointment of these three new members will be effective as of 8 a.m. on the first day of listing of the Shares on the OSE.

Executive Management

Erik Thorsen (CEO), Reidar Langmo (SVP – Business Development), Erik Sauar (SVP – CTO), Gøran Bye (EVP – REC Silicon), John Andersen Jr. (EVP – REC Wafer), Thor Christian Tuv (EVP – REC Solar), Bjørn Brenna (EVP – Finance and Administration) and Svånaug Bergland (SVP – Organizational Development & Corporate Communications).

Employees

REC had approximately 1,115 employees as of 31 December 2005.

Auditor

KPMG AS is the Company's independent accountants. KPMG AS is a member of Den Norske Revisorforening (The Norwegian Institute of Public Accountants).

Advisors

ABG Sundal Collier Norge ASA and UBS Limited are acting as the Joint Global Coordinaters and Joint Bookrunners for the Global Offering. Advokatfirmaet Schjødt AS and Holland & Knight LLP are the Company's legal advisors in connection with the Global Offering.

Share capital

As at the date of this Prospectus, the registered share capital of the Company is NOK 421,089,120, divided by 421,089,120 Shares, each with a par value of NOK 1. The Shares have all been validly issued and fully paid, and are registered in the Norwegian Central Securities Depositary with ISIN NO001 0112675.

Key shareholders

The following table sets forth information concerning the three largest registered holders of the Company's Shares as of 20 April 2006 (adjusted for a 20-to-1 stock split effected on April 21, 2006). Except as set forth below, no shareholder owns more than 5% of the Company's outstanding Shares.

Name of REC Shareholder	Number of REC Shares	Percentage of REC Shares
Good Energies Investments B.V.	168,600,500	40.0%
Elkem AS	115,915,300	27.5%
Hafslund Venture AS	105,254,820	25.0%

Related party transactions

Overview

The Company maintains various and significant business relations with related parties. The Company believes that these transactions are undertaken on an arm's length basis and that amounts paid pursuant to these agreements are consistent with prevailing market prices for similar services.

Under Norwegian law, an agreement to acquire assets or services from a shareholder or connected person (*e.g.*, a spouse or significant other, and other family members) of such shareholder and which involves consideration from the company in excess of 1/20 for public limited companies or 1/10 for private limited companies of the company's share capital at the time of such acquisition is not binding on the company and must be revised unless the agreement has been approved by a general meeting of shareholders. Agreements concluded in the normal course of the company's business containing pricing and other terms and conditions, which are industry-standard for such agreements, as well as the purchase of securities at a price which is in accordance with the official quotation, do not require such approval. Except for the acquisition of REC SiTech and the Company's purchase of shares of REC ScanWafer in 2003, which were approved by general meetings of the Company's shareholders, the agreements entered into by REC with related parties have not required consent from a general meeting of shareholders.

The Board of Directors currently consists of five members. Of the eight persons expected to be members of the Board of Directors on the first day of listing on the OSE, six have relationships with and/or are employees of the controlling shareholders. In addition, Marcel E. Brenninkmeijer is a member of the Board of Directors of Q-Cells, one of the principal customers of the Company's REC Wafer division. The other two members of the Board of Directors are independent of the Company's major shareholders, management and material business partners. For further information, see "The Company's Management – Board of Directors."

Transactions Between the Company and Senior Management

The Company loaned NOK 700,000 to Erik Thorsen in July 2005, U.S.$50,000 to Gøran Bye in August 2005 and NOK 500,000 to Svånaug Bergland in December 2005. For further information regarding these loans, see "The Company's Management – Loans and Guarantees."

Business Relationships with Major Shareholders

Good Energies Investments B.V. ("Good Energies Investments"), Elkem AS ("Elkem") and Hafslund Venture AS ("Hafslund Venture") currently own 40.0%, 27.5% and 25.0%, respectively, of the Company's ordinary Shares. See "Share Ownership of Directors, Executive Officers and Certain Registered Owners."

In the period covered by this Prospectus, the Company has obtained a significant portion of its debt funding through shareholder loans or convertible bonds held primarily by its major shareholders. For further information regarding these loans and bonds, see "Related Party Transactions." At the date of this Prospectus, substantially all of these loans and bonds had been repaid or converted.

Good Energies Investments holds an interest in CSG Solar and in Q-Cells AG ("Q-Cells"). In December 2004, the Company entered into an agreement with respect to the ownership of CSG Solar, in which Good Energies Investments became an investor in 2005. For a more detailed description of this arrangement, see "Material Contracts – Cooperation Agreements and Strategic Ownership Interests – CSG Solar."

Q-Cells, in which Good Energies Investments has an estimated interest of approximately 16.4%, is one of REC Wafer's most important clients. For a more detailed description of this relationship, see "Material Contracts – Material Customers/Supply Agreements – REC Wafer."

Q-Cells is also a co-investor with the Company in both the CSG Solar and EverQ projects. For more information about these projects, see "Material Contracts – Cooperation Agreements and Strategic Ownership Interests."

Acquisitions from Related Parties

In May 2005, REC ScanWafer acquired NorFurnace AS from, among others, Good Energies Investments and Scatec AS. In July 2005, the Company acquired the remaining 88% of SiTech from, among others, Good Energies Investments, Hafslund Venture and Scatec AS. Alf Bjørseth, the former CEO of the Company, and Reidar Langmo, an officer of the Company, had significant ownership interests in Scatec AS at the time of these sales.

Significant Changes Since 31 December 2005 and Trends

The Company is experiencing modest increases in prices for its products across all of its divisions and increased production volumes and sales in line with its budget for the year. Ramp up of new production capacities in REC Solar is proceeding according to plan, and capacity expansion projects in REC Wafer are progressing on time and on budget.

Except for the conversion of convertible debt, there has been no significant change in the financial position of the Company since 31 December 2005.

Articles of Association and Documents on Display

The Company's Articles of Association are attached to this Prospectus as Appendix A.

The Articles of Association may, together with the historical financial information of the Company for the two years preceding the publication of this Prospectus, for the life of this Prospectus also be physically inspected at the principal office of the Company, Veritasveien 14, P.O. Box 280, N-1323, Høvik, Norway (telephone number +47 67 81 52 50).

2003 Financial Information

This Prospectus contains the 2003 Norwegian statutory accounts which include financial information as of 31 December 2003 and for the year then ended that has been restated for a correction of errors related to the accounting treatment for government grants and minority interests. Accordingly, such financial information should not be relied upon. The 2004 Norwegian statutory accounts contain financial information as of 31 December 2003 and for the year then ended that has been restated to correct these errors resulting in an increase of net loss of NOK 16.2 millions for 2003 and a decrease in shareholders' equity of NOK 6.7 million as of 31 December 2003 as compared to amounts in the 2003 Norwegian statutory accounts. The 2003 financial information contained herein is based upon the restated 2003 financial statements included in the 2004 Norwegian statutory accounts.

The Global Offering

The Global Offering

The Global Offering comprises:

- a Retail Offering, in which Offer Shares are being offered to the public in Norway in reliance on Regulation S;
- an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway and the United States in reliance on Regulation S under the Securities Act and, in the United States, to QIBs in reliance on Rule 144A under the Securities Act;
- an Employee Offering directed at employees of the Company in Norway and Sweden in reliance on Regulation S; and
- a Management Offering directed at the members of the executive management of the Company.

The Offer Shares

A total of 74,600,000 Offer Shares in book-entry form with a par value of NOK 1 per share, of which 73,000,000 Shares are new Shares being issued by the Company and 1,600,000 Shares are existing Shares being sold by Rebelijo Invest AS.

Indicative Offer Price Range

Minimum NOK 69 and maximum NOK 88 per Share.

Discount for Investors in the Retail Offering

All investors taking part in the Retail Offering will receive a discount equal to 10% per Share relative to the final Offer Price for the first round lot. (See "Terms of the Offering – Retail Offering – Offer Price.")

Joint Global Coordinators and Joint Bookrunners

ABG Sundal Collier Norge ASA ("ABG") and UBS Limited ("UBS").

Co-Lead Managers

Credit Suisse Securities (Europe) Limited ("Credit Suisse") and DnB NOR Markets ("DnB NOR").

Voting Rights and Restrictions

Each Share gives the holder the right to cast one vote at general meetings of shareholders. See "Description of the Company's Shares and Share Capital."

Use of Proceeds

The Company intends to use the net proceeds of the Global Offering for capital expenditures and related working capital requirements. For further information about these capital expenditures, see "Use of Proceeds" and "Operating and Financial Review – Liquidity and Capital Resources – Capital Expenditures."

Shares Outstanding Before the Global Offering

421,089,120 (after implementation of a 20-to-1 stock split effected on 21 April 2006.

Payment and Delivery

It is expected that payment for, and delivery of, the Offer Shares will be made on or about 12 May 2006, with respect to the Institutional Offering, and on or about 10 May 2006 (payment) and on 11 May 2006 (delivery) with respect to the Retail, Employee and Management Offerings.

Listing and Start of Trading of the Shares

Application has been made for the Shares to be admitted for trading and listing on the OSE. Assuming that an exemption from certain applicable listing requirements is granted, the Company expects that the listing application will be approved by the OSE at its board meeting to be held on 27 April 2006. The Company expects that the OSE's board of directors will require it to have in excess of 3,000

	shareholders in lieu of satisfying the OSE's generally applicable 25% free float requirement. It is expected that trading in the Shares on an "if issued" basis will commence on the OSE on or about 9 May 2006.
Share Codes	The Shares have ISIN NO 0010112675.
OSE Ticker Symbol	REC
Lock-up Agreements	Each of the Company, Good Energies Investments, Elkem and Hafslund Venture, each of the Company's directors and each of the Company's officers named in this Prospectus have agreed with the Managers that with limited exceptions it will not, for a period of 180 days: (i) issue, sell or otherwise dispose of any of its Shares (or securities convertible into or exercisable for its Shares); (ii) enter into any transaction (including any derivative transaction) having an economic effect similar to that of a sale; or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii), without the prior written consent of the Joint Global Coordinators.
Dilution	At an Offer Price per Share of NOK 78.5 (the mid-point of the price range shown on the cover of this Prospectus), the net tangible book value, after giving effect to the Global Offering, would be NOK 12.4 per Share. The immediate dilution to purchasers of the Shares in the Global Offering would be NOK 66.1. Dilution, for this purpose, represents the difference between the Offer Price per Share and the net tangible book value per Share adjusted for the Global Offering.
Expenses	The Company estimates that its expenses in connection with the Global Offering (including commissions paid to the Managers as described below) will amount to between NOK 110 million and NOK 160 million and anticipates that these expenses will be paid in cash.
Reason for the Offering	The contemplated listing of the Shares on the OSE is an important element of the Company's strategy. Through a stock exchange listing, the Company expects to be able to provide a regulated marketplace for the trading of its Shares and to obtain funding for the purposes described under "Use of Proceeds" in this Prospectus. Moreover, the listing is expected to facilitate the use of the capital markets in order to raise further equity should this be required. The listing may also enhance the Company's ability to use the Shares as transaction currency in future acquisitions and mergers, if any.

Summary Historical Financial Data

The following table presents summary historical financial information which has been derived from the Company's Financial Statements (including the notes thereto) as of and for the years ended 31 December 2005 and 2004, prepared in accordance with the Norwegian Accounting Act and IFRS and as of and for the years ended 31 December 2004 and 2003, prepared in accordance with Norwegian GAAP. The Financial Statements have been audited by KPMG AS, the Company's independent accountants, as indicated in their audit reports included elsewhere in this Prospectus. The information derived from the Company's Financial Statements prepared on the basis of IFRS is not comparable to the information derived from the Company's Financial Statements prepared on the basis of Norwegian GAAP.

	Year ended 31 December			
	2005	2004	2004	2003
	IFRS	IFRS	NGAAP	NGAAP
	(NOK thousand)			
Income Statement Information				
Total revenues	2,453,916	1,270,192	1,418,140	289,402
Raw materials and consumables used	(620,903)	(513,436)	(512,401)	(62,109)
Changes in inventories of finished goods and work in progress	4,477	(60,909)	(81,902)	53,581
Employee compensation and benefit expense	(409,854)	(261,996)	(291,539)	(138,696)
Other operating expenses	(597,455)	(292,791)	(377,049)	(230,162)
Earnings before financial items and taxes, depreciation/amortization	830,181	141,060	155,249	(87,984)
Amortization of intangible assets	(13,648)	(3,415)	(55,890)	(20,859)
Impairment of tangible assets	(13,733)	(6,593)	(6,593)	(4,293)
Depreciation of tangible assets	(201,353)	(91,228)	(96,443)	(31,550)
Earnings before financial items and taxes	601,447	39,824	(3,677)	(144,686)
Share of (loss)/profit of associates	(7,052)	(1,578)	(1,578)	(5,790)
Interest income	6,261	1,440	1,548	1,377
Impairment of financial assets	–	(6,715)	(6,715)	(3,661)
Interest expense	(146,784)	(46,074)	(46,058)	(28,235)
Other financial income/expenses	69,248	(1,372)	4,751	(18,794)
Foreign exchange and fair value effect of convertible loans	(493,037)	6,123	–	–
Profit/loss before tax	30,083	(8,352)	(51,729)	(199,789)
Income tax expense/benefit	(26,160)	2,263	3,608	56,727
Profit/loss for the year	3,923	(6,089)	(48,121)	(143,062)
Attributable to:				
Equity holders of the Company	3,923	(6,089)	(62,593)	(128,181)
Minority interest	–	–	14,472	(14,881)

	As of December 31,			
	2005	2004	2004	2003
	IFRS	IFRS	NGAAP	NGAAP
	(NOK thousand)			
Balance Sheet Information				
Assets				
Intangible assets	629,139	421,311	228,632	281,093
Property, plant and equipment	3,361,204	791,942	784,653	689,486
Financial assets	133,808	27,077	27,076	28,823
Deferred tax assets	188,299	111,576	113,205	110,639
Total non-current assets	4,312,380	1,351,906	1,153,566	1,110,041
Total current assets	1,751,439	824,167	877,868	513,254
Total assets	6,063,819	2,176,073	2,031,434	1,623,295
Equity and liabilities				
Paid-in capital	1,095,081	1,042,195	1,042,195	710,629
Retained earnings	135,717	31,843	(166,573)	(207,514)
Minority interest	–	–	49,245	146,789
Total shareholders' equity	1,230,798	1,074,038	924,867	649,904
Total non-current liabilities	2,262,355	709,747	605,952	579,259
Total current liabilities	2,570,666	392,288	500,615	394,132
Total liabilities	4,833,021	1,102,035	1,106,567	973,391
Total liabilities and equity	6,063,819	2,176,073	2,031,434	1,623,295

Summary Pro Forma Consolidated Financial Data

The following table sets forth summary pro forma financial data for the year ended 31 December 2005. The summary pro forma financial data have been derived from the consolidated IFRS Financial Statements, as adjusted to illustrate the effect on the Company's consolidated results due to the acquisition of ASiMI in 2005, as if the acquisition had occurred on 1 January 2005.

You should read the following pro forma financial statements in conjunction with the consolidated IFRS Financial Statements and the notes thereto, including Note 32 to the consolidated IFRS Financial Statements. You should also read the sections "Pro Forma Financial Data," "Selected Financial and Operating Data" and "Operating and Financial Review." The pro forma financial information is qualified by reference to these sections and the consolidated IFRS Financial Statements, which are included elsewhere in this Prospectus.

The pro forma financial information does not reflect the Company's actual financial position or results, and is not necessarily indicative of the results that would have been attained if the Company's acquisition of ASiMI had occurred on 1 January 2005. The acquisition of the remaining 30% interest in SGS on 29 July 2005 and REC SiTech AS ("REC SiTech") on 1 July 2005 are not considered to be significant and therefore adjustments have not been made to reflect the impact of these acquisitions.

The pro forma financial information has been prepared based on the following assumptions and adjustments:

- The pro forma financial information has been prepared assuming that the Company's acquisition of ASiMI was undertaken on 1 January 2005 and that ASiMI was consolidated on a 100% basis from this date; and
- The pro forma financial information has been prepared based on the Company's historical IFRS Financial Statements as adjusted for the acquisition in the manner described above.

	Year ended 31 December 2005 as reported	Pro forma adjustment	Year ended 31 December 2005 pro forma
		(NOK thousand)	
Income Statement Information			
Total revenues	2,453,916	675,256	3,129,172
Earnings before financial items, taxes, depreciation and amortization	830,181	216,991	1,047,172
Earnings before interest and taxes	601,447	132,916	734,363
Pro forma Profit/(loss) before tax	30,083	44,993	75,076
Pro forma Profit/(loss) for the year	3,923	29,695	33,618

For further information on assumptions underlying the preceding summary pro forma financial data and additional information regarding the manner in which the summary pro forma financial information has been prepared, see "Pro Forma Financial Data," including the notes to the pro forma income statement appearing under that heading, and Note 32 to the IFRS Financial Statements.

Summary of Risk Factors

Risks Relating to the PV Industry

- Continued government incentives are of key importance to the PV industry.
- Increasing interest rates could have a negative impact on the demand for the Company's products.
- PV industry participants generally, and the Company specifically, may not be able to achieve sufficient cost reductions through product innovations and process improvements.

Risks Related to the Company

- The Company has had a history of losses.
- Several large customers account for the greatest share of the Company's sales.
- A substantial portion of the Company's sales is concluded internally.
- There are risks associated with acquisitions, participations and joint ventures.
- There are risks associated with the rapid growth of the Company.
- The Company may not succeed in achieving the production capacity expansion and cost reduction targeted by its investment plans, which it requires in order to capture expected growth in the markets.
- The intended expansion of the activities of the Company into additional foreign markets involves significant risks.
- Investments in alternative technologies, or in companies that develop such technologies, could subsequently prove to be bad investments.
- There is a risk of industry-wide overcapacity in the production of polysilicon.
- The Company is dependent on a limited number of third-party suppliers for key production supplies and components for its products.
- The Company's results of operations may be adversely affected by fluctuations in energy prices or by developments in markets related to the Company's primary markets.
- The Company has taken steps to increase the efficiency of its polysilicon utilization, but these steps are unproven at commercial production volume levels and the Company may not realize the cost reductions it anticipates.
- The Company obtains capital equipment used in its manufacturing process from a limited number of suppliers and, if this equipment is damaged or otherwise unavailable, the Company's ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.
- Since the Company cannot test its solar modules for the duration of REC Solar's warranty period, the Company may be subject to unexpected warranty expense.
- If the Company does not achieve satisfactory yields or quality in manufacturing its products, the Company's sales could decrease and its relationships with its customers and its reputation may be harmed.
- There are risks associated with rapid technological change, and if competitors gain advantages in the rapid development of alternative technologies, this could affect the competitive position of the Company considerably and present a threat to its profitability, or even its existence.

- The Company relies upon intellectual property and trade secret laws and contractual restrictions to protect important proprietary rights, and, if these rights are not sufficiently protected, its ability to compete and generate revenue could suffer.

- The Company may not obtain sufficient patent protection on the technology embodied in its products and production processes, which could harm its competitive position and increase its expenses.

- The Company's intellectual property indemnification practices may adversely impact its business.

- The Company may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in loss of significant rights.

- The Company may file claims against other parties for infringing its intellectual property that may be very costly and may not be resolved in its favor.

- The Company may incur significant costs to comply with, or as a result of, health, safety, environmental and other laws and regulations.

- Problems with product quality or product performance, including defects in the Company's products, could result in a decrease in the number of customers and in revenues, unexpected expenses and loss of market share.

- Because the markets in which the Company is active are highly competitive and many potential competitors may have greater resources, the Company may not be able to compete successfully and may lose or be unable to gain market share.

- The Company is subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations may disrupt the Company's business operations and adversely affect its business, prospects, results of operations and financial condition.

- The Company depends on certain executive officers and other key employees in the area of research and development and other qualified personnel in key areas.

- The Company could be seriously harmed by catastrophes, natural disasters, operational disruptions or deliberate sabotage.

- The Company is exposed to exchange rate risks.

- Product liability claims against the Company could result in adverse publicity and potentially significant monetary damages.

Risks Relating to the Offering

- After the Global Offering, substantial share ownership will remain concentrated in the hands of existing shareholders, and future sales of Shares by existing shareholders could have a material adverse effect on the market price of the Company's Shares.

- The Offer Price significantly exceeds the fractional book value of the shareholders' equity.

- Future share capital measures may lead to a substantial dilution of the participations of the Company's shareholders.

- There are risks associated with the absence of a public market for the Company's Shares prior to the Offering and exposure of the share price to high volatility.

- Pre-emptive rights may not be available to U.S. holders of the Company's Shares.

- It may be difficult for investors based in the United States to enforce civil liabilities predicated on U.S. securities laws against the Company, the Company's Norwegian affiliates or the Company's directors and executive officers.

- Holders of the Company's Shares that are registered in a nominee account may not be able to exercise voting rights as readily as shareholders whose Shares are registered in their own names with the Norwegian Central Securities Depository.

- The transfer of Shares is subject to restrictions under the securities laws of the United States and other jurisdictions.

- The ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

Risk Factors

Prior to a decision to purchase Shares of the Company, potential investors should carefully read and assess the following specific risks and the other information contained in this Prospectus. If these risks materialize, individually or together with other circumstances, they may substantially impair the business of the Company and have material adverse effects on the Company's business prospects, financial condition or results of operations. The order in which the individual risks are presented below is not intended to provide an indication of the likelihood of their occurrence nor of the severity or significance of individual risks. In addition to the following risks, other risks of which the Company is currently unaware, or which it does not currently consider to be material, may materialize and have adverse effects on the Company's business, prospects, financial condition or results of operations. If any of these risks materializes, the price of the Shares may decline, and investors could lose all or part of their invested capital.

Risks Relating to the PV Industry

Continued government incentives are of key importance to the PV industry.

The PV industry depends substantially on government incentives. Without government incentives, the costs of electricity generated by PV systems currently would not be competitive with conventional energy sources (*e.g.*, nuclear power, oil, coal and gas) in most current markets and demand for the Company's products would be significantly lower.

Although Germany, which currently is the largest market for PV systems, is also the market in which incentives for PV energy currently are most important, other countries in which the Company is currently or intends to become active also offer or plan to offer incentives for the installation of PV systems. Political developments could lead to a material deterioration of the conditions for, or a discontinuation of, the incentives for PV systems. For example, the principal German legislation providing incentives for the PV industry, enacted in 2000 and most recently amended in 2004, is scheduled to be reviewed and potentially amended in 2007, and any amendments could result in a reduction of incentives for PV energy. It is also possible that government financial support for PV systems will be subject to judicial review and determined to be in violation of applicable constitutional or legal requirements, or be significantly reduced or discontinued for other reasons. A reduction of government support and financial incentives for the installation of PV electricity systems in any of the markets in which the Company currently operates or intends to operate in the future could result in a material decline in the demand for its products, which would have a material adverse effect on the business prospects, financial condition and results of operations of the Company.

Increasing interest rates could have a negative impact on the demand for the Company's products.

Grid-connected PV plants are financed to a large extent by the incurrence of debt. This financing method is prevalent for small and medium-sized PV plants, constructed by private individuals, farmers, companies or public authorities, as well as for large PV plants generally built with funding provided by closed-end funds. By reducing financing costs, relatively low interest rates generally have had a positive effect on the profitability of PV plants in recent years. In addition, the low interest rate environment has reduced the expected return on certain alternative investments. Relatively low interest rates therefore have made an essential contribution to the increase in the demand for PV systems. An increase in interest rates could significantly reduce the profitability of PV plants.

A substantial increase in interest rates, by leading to a decrease in demand for PV systems, could result in a decrease in demand for the Company's products, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

PV industry participants generally, and the Company specifically, may not be able to achieve sufficient cost reductions through product innovations and process improvements.

The PV industry competes with other sources of renewable energy (*e.g.*, wind, biomass, fuel cells) and conventional power generation. If prices for conventional and other renewable energy resources decline (for example, if oil prices decline from their currently high level relative to historical price levels) or if other renewable energy resources enjoy greater policy support than the PV industry, and the PV industry, including the Company, is not able to achieve reduction in production costs that enable it to reduce the price per kilowatt-hour of electricity that can be generated from their products, the PV industry could suffer,

which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

In particular, national legislation in Western Europe that supports the PV industry generally mandates an annual reduction of the minimum feed-in tariffs for electricity produced from renewable energy sources and supplied to the grid. See "Industry Overview – Regional markets." Accordingly, in the medium and long term, market prices in Western Europe (an important market for the Company's products) for PV cells and PV modules will decline, and market participants, including the Company, will need to reduce prices for their products and, more specifically, the price per kilowatt-hour of electricity that can be generated from their products. The same phenomenon may also occur in the Company's other existing or prospective markets. The PV industry's ability to reduce production costs and consumer prices is necessary for it to be able to continue to compete with other sources of renewable energy and to keep pace with the mandated annual reduction of governmental incentives in certain key markets. PV industry participants, including the Company, may not achieve sufficient cost reductions to compensate for the anticipated decline in prices. If cost reductions, product innovations and process improvements were to occur at a slower pace than required to achieve the necessary price reductions, the Company could experience a material adverse effect on its business, prospects, financial condition and results of operations.

Risks Related to the Company

The Company has had a history of losses.

The Company's consolidated net profit/loss for the years ended 31 December 2005, 2004 and 2003 was a profit of NOK 3.9 million (IFRS), a loss of NOK 6.1 million (IFRS) and a loss of NOK 143.1 million (Norwegian GAAP), respectively. It is possible that the Company will not be able to achieve sustainable profitable growth.

The Company's expenses are expected to increase significantly as it implements its production expansion plans in its silicon, wafer and solar divisions and invests in new technologies. The Company is engaged in ongoing production capacity expansion projects at REC Wafer, which are expected to require capital expenditures of approximately NOK 770 million in 2006. In addition, the Company is considering investments in additional production capacity in each of its segments which if approved by its board of directors could involve additional capital expenditures of approximately NOK 6–7 billion in the period from 2006 to 2008, including approximately NOK 3.5–4.0 billion for the construction of a large-scale polysilicon production facility using fluidized bed reactor, or "FBR," technology.

The Company's solar cell and module businesses comprising the REC Solar segment are relatively new businesses in which the Company does not have the same degree of experience as in the businesses comprised in the REC Silicon and REC Wafer segments. It is difficult to evaluate the business and future prospects of REC Solar due to its limited history in manufacturing and shipping products. REC Solar contributed 10.4% of the Company's consolidated earnings before financial items, taxes, depreciation and amortization ("EBITDA") in 2005. For important information regarding EBITDA, see "Operating and Financial Review – Description of Key Income Statement Line Items – Earnings Before Financial Items, Taxes, Depreciation and Amortization."

Several large customers account for the greatest share of the Company's sales.

The Company's largest five external customers accounted for approximately 72% and 63% of the Company's total revenue in 2005 and 2004, respectively. If one or more of these customers were to default or terminate a supply contract prematurely, this could result in the Company being unable to find a buyer or having to sell at a considerably lower price and/or under other adverse conditions, which could have a material adverse effect on the financial condition and results of operations of the Company.

A substantial portion of the Company's sales is concluded internally.

The Company is a vertically integrated producer of solar-grade polysilicon, PV wafers, cells and modules, and a substantial portion of each of the Company's divisions' products is sold to another REC division. As a result, the Company is heavily reliant on intra-company sales. If any of REC's divisions were to cease to exist, experience a sustained interruption in production or experience substantial financial difficulty, the Company could experience material adverse effects on its financial condition and results of operations. Furthermore, any of these events could impair or threaten the existence of the Company.

There are risks associated with acquisitions, participations and joint ventures.

The Company has in the past grown both organically and through acquisitions, participation in joint ventures and minority investments, including the acquisition of REC ScanWafer in 2003 and the acquisition of ASiMI in 2005, its joint venture in SGS through July 2005 and its participations in CSG Solar AG ("CSG Solar") and EverQ GmbH ("EverQ"). While the Company intends to continue to focus on organic growth, acquisitions, participation in joint ventures and minority investments also are expected to play an important role in the Company's future growth. A significant portion of this growth may come from cell and module production, in which the Company does not have the same degree of experience as it has in the areas of silicon and silicon-wafer production. The Company's planned and contemplated expansion of its activities in PV cell production could bring it into competition with customers of REC Silicon and REC Wafer in the longer term, which could have an adverse impact on the Company's business, prospects, financial condition or results of operations in those areas.

Acquisitions of companies and participations in joint ventures or other strategic alliances with suppliers or other companies are subject to certain risks. These risks relate both to the Company's past acquisitions (including among others the Company's acquisition of ASiMI in 2005), and include the risks that the Company may be unable to keep or integrate the employees or business relationships of the newly acquired company or parts of companies, that the Company may fail to realize its desired growth objectives, economies of scale or cost savings, and that the Company may fail to begin production on time and on budget. In addition, there are risks related to disagreements with joint venture or other strategic partners. The success of past or future acquisitions of companies or joint ventures or other shareholdings, therefore, cannot be assumed.

Incorrect risk assessments as well as any other miscalculations associated with acquisitions, participations, shareholding interests and joint ventures could have material adverse effects on the financial condition and results of operations of the Company.

There are risks associated with the rapid growth of the Company.

The Company has grown rapidly over the past three years and expects growth to continue. For example, produced volume of polysilicon at SGS increased by 40% from 2003 to 2005, and production at REC ScanWafer as measured in MWp increased by 168% during that interval. Developing appropriate internal organizational structures and management processes on an ongoing basis in line with the rapid growth of the Company represents a constant challenge to the Company and occupies significant management resources. The need to hire and integrate an appropriate number of qualified employees to keep pace with the Company's growth represents a particular challenge for the Company. This applies especially to the areas of administration, technology, finance, corporate governance, *i.e.*, accounting, cost accounting, planning and controlling, as well as personnel management, employee training and internal auditing. The disclosure and follow-up obligations of the Company associated with the Global Offering will further increase the challenges facing the finance and accounting departments of the Company. It is possible that the Company's existing risk monitoring and management systems may prove to be inadequate and that gaps or deficiencies in the systems could become apparent. Similarly, it cannot be guaranteed that the Company will succeed in further developing its risk monitoring and management systems. This could limit the ability to identify and control risks and unfavorable trends on a timely basis, and result in material adverse effects on the business, prospects, financial condition and results of operations of the Company.

The Company may not succeed in achieving the production capacity expansion and cost reduction targeted by its investment plans, which it requires in order to capture expected growth in the markets.

The Company plans to implement a significant expansion of its solar-grade silicon and silicon wafer production capacities. In particular, the Company is currently expanding its wafer production plant in Glomfjord, Norway, building a new plant for wafer production in Herøya, Norway and contemplates investments in a substantial expansion of the production capacity of its facilities in Moses Lake, Washington, USA, and additional expansion of its wafer, cell and module production capacities. The Company currently is considering capital expenditures of approximately NOK 6.77–7.77 billion relating to these ongoing and potential capacity increases (including expected capital expenditures of approximately NOK 770 million in 2006 relating to ongoing production capacity expansion projects at REC Wafer). The ability of REC Wafer and, to a lesser extent, the ability of REC Solar to capture anticipated future growth in

their markets will be critically dependent on the success of the Company's production expansion plans. The growth plans of the Company can only succeed if this production expansion is implemented on a timely basis. Delays could result from a number of causes, including those outside of the Company's control. If the Company fails to implement its production expansion plans successfully, its market share would likely decrease significantly, which could affect its competitive position and the market price of the Offer Shares.

The Company's decision to proceed with the investment in FBR technology for the production of polysilicon depends on the success of further testing. The Company estimates that this investment would require capital expenditures of approximately NOK 3.5–4.0 billion (U.S.$500–600 million) through the end of 2008 and expects that it has the potential to generate significant cost reductions. To date, the Company has tested its FBR technology in a single half-scale pilot reactor, which has generated output that satisfies most, but not all, of the Company's quality criteria. Once a pilot reactor has consistently generated output that meets the Company's requirements and assuming that the Company's Board of Directors approves the investment, the Company would start construction of larger-scale production facilities based on the FBR technology. This would include the need to move to full-scale reactors, construct a new manufacturing facility and ramp up production to commercial scale, and any or all of these steps could take materially longer or cost materially more than the Company currently expects, which could have a material adverse effect on the Company's ability to realize its expansion plans and to reduce costs to the extent currently planned.

Moreover, the Company requires significant financing in order to realize its ongoing and potential capacity increases. If and to what extent the Company will succeed in obtaining adequate financing depends significantly on the business, prospects, financial condition and results of operations of the Company, as well as on the condition of the market for the Company's products. While the Company has entered into a NOK 5.4 billion term loan facility with a syndicate of banks arranged by DnB NOR, in significant part for the purpose of financing its planned and contemplated capacity increases, any default by the Company under that facility could jeopardize the Company's access to financing under the facility. There can be no assurances that the Company will be able to obtain the required financing in all instances in a timely manner and to the required extent. Furthermore, due to possible delays (including delays by construction contractors hired to construct new facilities) and events beyond the Company's control, the Company may be unable to adhere to the budget for the intended expansion or be unable to realize a material part of its intended capacity expansion. These risks could prevent the Company from implementing its expansion plans, which could in turn endanger the Company's competitive position and have material adverse effects on the business, prospects, financial condition and results of operations.

The intended expansion of the activities of the Company into additional foreign markets involves significant risks.

The Company intends to further expand its business activities internationally, in particular in Western Europe, Asia and North America. The internationalization of the Company's business activities thus far has related mainly to attracting new customers or new suppliers, acquiring silicon production facilities in the United States and establishing PV module production facilities in Sweden. The Company is considering establishing a presence in additional foreign markets in the short to medium-term. A series of risks may arise from the further internationalization of the Company's business activities. These include primarily the prevailing general economic, legal and tax-related conditions in the relevant countries and unanticipated changes in foreign regulatory and legal requirements. In addition, there are risks of trade restrictions and changes in tariffs or customs associated with international activities. To the extent that internationalization is accomplished by means of acquisitions, participations or joint ventures, there are additional risks (see "– There are risks associated with acquisitions, participations and joint ventures"). The operation and protection of information technology structures and the establishment and maintenance of appropriate risk management and controlling structures present special challenges for cross-border business activities. A change in one or more of the factors described above may have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

Investments in alternative technologies, or in companies that develop such technologies, could subsequently prove to be bad investments.

Apart from the extensive investments made in and planned or contemplated for the further expansion of the existing production capacities of the Company for manufacturing polysilicon, silicon wafers and solar cells, the Company has also invested and regards it as an important strategic objective to invest further in

companies developing alternative technologies. Existing investments principally include the Company's combined investment of NOK 104 million (as of 31 December 2005) in CSG Solar and EverQ. There can be no assurances that these companies will succeed and that their products will reach the stage of profitable and competitive mass production. If these or any future comparable investments are not successful, it could have material adverse effects on the business, prospects, financial condition and results of operations of the Company.

There is a risk of industry-wide overcapacity in the production of polysilicon.

Certain polysilicon producers have announced plans to invest heavily in the expansion of their production capacities in view of the current scarcity of solar-grade silicon, strong demand and the expected strong market growth. The Company currently expects significant additional capacity to come on line in 2008. This expansion of production capacities could result in an excess supply of solar-grade silicon. In addition, if an excess supply of electronic-grade silicon were to develop, producers of electronic-grade silicon could switch production to solar-grade silicon, eliminating the current scarcity of solar-grade silicon or causing it to decline more rapidly than the Company currently anticipates. The electronic-grade silicon market has experienced significant cyclicality historically; for instance, that market experienced significant excess supply from 1998 through 2003. Moreover, the current scarcity of silicon could also be overcome in the medium term if the need for silicon is significantly reduced as a result of the introduction of new technologies that significantly reduce or eliminate the need for silicon in producing effective PV systems. These scenarios could lead to considerable pressure on the world market price for solar-grade silicon, which would affect all of the Company's operating segments. For example, overcapacity in polysilicon production could lead to increased capacity utilization in downstream parts of the PV value chain and place pressure on the Company's margins in those businesses. Accordingly, overcapacity in polysilicon production could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

The Company is dependent on a limited number of third-party suppliers for key production supplies and components for its products.

Each of REC Silicon, REC Wafer and REC Solar manufacture their products using raw materials and consumables from a limited number of suppliers. For instance, REC Wafer sources slurry, a chemical compound used to confer abrasive properties upon wafer saws, from three suppliers, wires, which are used in wafer saws to carry slurry in order to have an abrasive effect, from two suppliers, crucibles from one supplier and block saw blades from one supplier. REC Solar sources both glass and back-sheets used in the assembly of modules from single producers. If any of the Company's divisions fails to develop or maintain its relationships with its suppliers, it may be unable to manufacture its products or its products may be available only at a higher cost or after a long delay, which could prevent the Company from timely delivering its products to its customers and the Company may experience order cancellation and loss of market share. To the extent the processes that the Company's suppliers use to manufacture components are proprietary, the Company may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components or supplies in a timely manner, or to supply components or supplies that meet the Company's quality, quantity and cost requirements, could impair the Company's ability to manufacture its products or decrease its costs, particularly if it is unable to obtain substitute sources of these components or supplies on a timely basis or on terms acceptable to the Company. This could have a material adverse effect on the Company's business, prospects, financial condition or results of operations.

The Company's results of operations may be adversely affected by fluctuations in energy prices or by developments in markets related to the Company's primary markets.

Electricity is the principal component of cost of production in REC Silicon, representing approximately 20% of the segment's operating expenses in 2005. REC Silicon's polysilicon manufacturing plant in Butte, Montana, purchases electricity from a privately owned electric utility that charges market-based prices, while the plant in Moses Lake, Washington purchases electricity from a not-for-profit public utility that charges on a cost-plus basis. As a result, operating production costs per kilogram of silicon produced at the Moses Lake plant are significantly lower than operating production costs per kilogram of silicon produced at the Butte plant. If the Company ceases for any reason to have access to relatively cheap electricity in Moses Lake, its production costs could increase significantly and its results of operations would be adversely affected. In addition, electricity prices have experienced significant increases worldwide in recent

years and could continue to increase further. For instance, in 2006, the Company anticipates that the price of electricity at its Butte, Montana facility will increase by approximately 20% compared to 2005, and the Company estimates that, as a result of this increase, EBITDA for 2006 would be approximately NOK 30-40 million lower than if the price of electricity were to remain constant from 2005 to 2006. In addition, electricity prices for the Butte facility are subject to volatility, as a significant share of its electricity purchaser is made on market-based floating terms. Significant further increases in the costs of electricity at the Company's silicon production facilities could have a significant impact on the REC Silicon's results of operations or financial condition and, consequently, on the Company's consolidated results of operations or financial condition.

Moreover, a significant part of the Company's consolidated revenue and of its consolidated EBITDA are derived from sale of silane gas, and a material adverse change in the silane gas market or in the Company's competitive position within that market could have a significant adverse impact on the Company's results of operations.

The Company has taken steps to increase the efficiency of its polysilicon utilization, but these steps are unproven at commercial production volume levels and the Company may not realize the cost reductions it anticipates.

Given the polysilicon shortage, the Company believes the efficient use of polysilicon will be critical to its ability to reduce its manufacturing costs. The Company is considering several measures to increase the efficient use of polysilicon in its manufacturing process. For example, it is considering the use of thinner wafers which requires less polysilicon and improved wafer-slicing technology to reduce the amount of material lost while slicing wafers, otherwise known as "kerf loss." Although the Company has tested some of these measures in smaller scale pilot runs, it has not implemented them at commercial production levels. These methods may have unforeseen negative consequences on the Company's yields or on the efficiency or reliability of its solar cells or those of its customers once they are put into commercial production or they may not enable the Company to realize the cost reductions it hopes to achieve. The Company depends on a combination of its own wafer-slicing operations and those of other vendors for the wafer-slicing.

The Company obtains capital equipment used in its manufacturing process from a limited number of suppliers and, if this equipment is damaged or otherwise unavailable, the Company's ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of the capital equipment used in the manufacture of the Company's PV products has been developed and made specifically for the Company, is not readily available from multiple vendors and could be difficult to repair or replace if it were to become damaged or stop working. In addition, the Company currently obtains the equipment for many of its manufacturing processes from sole suppliers and will also be dependent on a limited number of suppliers of production equipment and service providers in connection with future capacity expansion projects. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of the Company's manufacturing equipment at a time the Company was manufacturing commercial quantities of its products, the Company's business would suffer. In addition, a supplier's failure to supply equipment in a timely manner, with adequate quality and on terms acceptable to the Company, could delay the Company's capacity expansion of its manufacturing facility and otherwise disrupt the Company's production schedule or increase its costs of production.

Since the Company cannot test its solar modules for the duration of REC Solar's warranty period, the Company may be subject to unexpected warranty expense.

REC Solar's solar modules carry a 25-year power output guarantee and a two- or five-year workmanship guarantee (depending on product and customer). The Company believes that these warranty periods are consistent with industry practice. Due to the long warranty period, the Company bears the risk of extensive warranty claims long after REC Solar has shipped the products and recognized the revenues. The Company has sold solar modules only since 2003. Any increase in the defect rate of the Company's products would cause the Company to increase the amount of warranty reserves and have a corresponding negative impact on its financial statements. Although the Company tests its solar cells and modules and has three years of testing experience, the Company's solar cells and modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, the Company may be subject to unexpected warranty expense, which in turn would harm its financial results.

If the Company does not achieve satisfactory yields or quality in manufacturing its products, the Company's sales could decrease and its relationships with its customers and its reputation may be harmed.

The manufacture of the Company's products is a highly complex process, and the Company continuously strives to introduce improvements to its processes. Newly introduced or sub-optimal production processes can cause substantial decreases in yield and in some cases, cause production to be temporarily suspended. As a result, the Company has from time to time experienced lower than anticipated manufacturing yields. For instance, certain of the furnaces that the Company installed at Herøya in the first quarter of 2005 initially caused cracks in ingots, thereby resulting in a significant decrease in ingot yield. As the Company continues to introduce new equipment to improve processes, expands its manufacturing capacity and brings additional lines or facilities into production, the Company may experience lower than anticipated yields at least initially. In addition, decreases in wafer thickness have a positive effect on volumes sold, but the resulting change in the production process can adversely affect production efficiency. For instance, during the second and third quarters of 2005, the switch from 280 μm to 240 μm wafers temporarily caused a decrease of 2-4% in REC Wafer's yield. If the Company does not achieve planned yields, its product costs could increase, and product availability would decrease, which could have a material adverse affect on the business, prospects, financial condition or results of operations of the Company.

There are risks associated with rapid technological change, and if competitors gain advantages in the rapid development of alternative technologies, this could affect the competitive position of the Company considerably and present a threat to its profitability, or even its existence.

The market for renewable energy production and PV systems is subject to rapid technological change and is characterized by frequent introductions of improved or new products and services and ever-changing and new customer requirements. The Company expects that this will continue to be the case in the future.

The success of the Company depends decisively on the timely perception of new trends, developments and customer needs, constant further development of engineering expertise and ensuring that the portfolio of products and services keeps pace with technological developments. This in particular presents the risk that competitors may launch new products and services earlier or at more competitive prices or secure exclusive rights to new technologies. If these circumstances were to materialize, it may have a material adverse affect on the business, prospects, financial condition or results of operations of the Company.

In particular, the technologies that the Company currently employs at each level of the value chain are those that currently dominate the market. There are, however, a number of additional technologies with cost-saving potential, particularly with respect to the production of polysilicon and silicon wafers that are already being used by the Company and others. These include for instance the FBR technology for polysilicon production, which the Company has already implemented on a test basis, and the foil or ribbon technologies for silicon wafer production. If one or more competitors succeeds in developing an alternative technology to the stage of profitable mass production, the market conditions for the Company could change significantly. This could have material adverse effects on the business, prospects, financial condition and results of operations of the Company. Furthermore, this could threaten the profitability or even the existence of the Company.

The Company relies upon intellectual property and trade secret laws and contractual restrictions to protect important proprietary rights, and, if these rights are not sufficiently protected, its ability to compete and generate revenue could suffer.

The Company seeks to protect important proprietary manufacturing processes, documentation and other written materials primarily under patent, trade secret and copyright laws. It also typically requires employees, consultants and companies that have access to its proprietary information to execute confidentiality agreements. The steps taken by the Company to protect its proprietary information may not be adequate to prevent misappropriation of its technology. In addition, the Company's proprietary rights may not be adequately protected because:

- people may not be deterred from misappropriating its technologies despite the existence of laws or contracts prohibiting misappropriation;

- policing unauthorized use of the Company's intellectual property is difficult, expensive and time-consuming, and the Company may be unable to determine the extent of any unauthorized use; and

- the laws of other countries in which the Company markets or plans to market its products, such as some countries in the Asia/Pacific region, may offer little or no protection for its proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of the Company's proprietary technologies could enable third parties to benefit from its technologies without paying for doing so. Any inability to adequately protect its proprietary rights could harm the Company's ability to compete, to generate revenue and to grow its business.

The Company may not obtain sufficient patent protection on the technology embodied in its products and production processes, which could harm its competitive position and increase its expenses.

The Company's patents cover processes used in many steps in the value chain, including silane manufacturing, silane deposition in Siemens reactors and FBR reactors, sawing of ingots into bricks and sawing of bricks into wafers. The Company's patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope that the Company seeks. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The Company's present and future patents may provide only limited protection for its technology and may not be sufficient to provide competitive advantages for it. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around the Company's patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States or Western Europe, making it difficult for the Company to protect effectively its intellectual property from misuse or infringement by other companies in these countries. Any inability to obtain and enforce intellectual property rights in some countries may harm the Company's business, prospects, financial condition or results of operations. In addition, given the costs of obtaining patent protection, the Company may choose not to protect certain innovations that later turn out to be important.

The Company's intellectual property indemnification practices may adversely impact its business.

The Company may be required to indemnify some of its customers and third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where its products are a factor creating the customer's or these third-party providers' infringement liability. This practice, which includes a significant number of uncapped indemnities, may subject the Company to significant indemnification claims by its customers and third-party providers. The Company cannot assure you that indemnification claims will not be made or that these claims will not harm its business, operating results or financial condition.

The Company may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in loss of significant rights.

From time to time, the Company, its customers or third parties with whom the Company works may receive letters, including letters from various industry participants, alleging infringement of their patents. Although the Company is not currently aware of any parties pursuing infringement claims against it, there can be no assurance that it will not be subject to such claims in the future. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, the Company may be unaware of pending patent applications that relate to its products or production processes. The Company's third-party suppliers may also become subject to infringement claims, which in turn could negatively impact the Company's business. Intellectual property litigation is expensive and time-consuming, could divert management's attention from the Company's business and could have a material adverse effect on its business, prospects, operating results or financial condition. If there is a successful claim of infringement against the Company or its third-party intellectual property providers, the Company may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Any of these developments could materially damage the

Company's business, prospects, financial condition or results of operations. The Company may have to develop non-infringing technology, and any failure to do so or to obtain licenses to the proprietary rights on a timely basis could have a material adverse effect on its business, prospects, financial condition or results of operations.

The Company may file claims against other parties for infringing its intellectual property that may be very costly and may not be resolved in its favor.

Although the Company currently is not aware of infringement of its intellectual property by other parties, it cannot guarantee that such infringement does not exist now or will not occur in the future. To protect its intellectual property rights and to maintain its competitive advantage, the Company may file suits against parties who it believes are infringing its intellectual property. Intellectual property litigation is expensive and time consuming, could divert management's attention from the Company's business and could have a material adverse effect on its business, prospects, operating results or financial condition. In addition, the Company's enforcement efforts may not be successful. In certain situations, the Company may have to bring such suits in foreign jurisdictions, in which case it is subject to additional risk as to the result of the proceedings and the amount of damage that it can recover and currency risk, moreover collection of the judgment is not assured. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that in the United States or Western Europe. The Company's engagement in intellectual property enforcement actions may negatively impact its business, prospects, financial condition or results of operations.

The Company may incur significant costs to comply with, or as a result of, health, safety, environmental and other laws and regulations.

The Company's operations are subject to numerous environmental requirements under the laws and regulations of the various jurisdictions in which the Company conducts its business. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management, and the use, composition, handling, distribution and transportation of hazardous materials. Many of these laws and regulations are becoming increasingly stringent (and may contain "strict liability"), and the cost of compliance with these requirements can be expected to increase over time. For more information, see "The Company's Business – Work safety and environmental protection."

The Company's production processes, particularly its manufacturing processes in Moses Lake, Washington and Butte, Montana, involve manufacturing, processing, storage, use, handling, distribution and transport of silane gas and other substances that are very volatile. Accidents or mishandlings involving these substances could cause severe or critical damage or injury to property and human health. Such an event could result in civil lawsuits and/or regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of the Company's ability to produce or distribute the Company's products could result in significant additional costs to replace or repair and insure the Company's assets, which could negatively affect the Company's business, prospects, operating results and financial condition. The Company also incurs considerable expenditures to install, maintain and monitor equipment designed to safely manage these volatile substances and to limit and manage air emissions, waste water discharges and solid and hazardous waste generated by the Company's processes.

The Company cannot predict the impact of new or changed laws or regulations relating to health, safety, the environment or other concerns or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that any of these requirements impose substantial costs or constrain the Company's ability to expand or change its processes, the Company's business, prospects, operating results and financial condition could suffer.

Problems with product quality or product performance, including defects in the Company's products, could result in a decrease in the number of customers and in revenues, unexpected expenses and loss of market share.

The Company's products must meet stringent quality requirements but may contain defects that are not detected until after they are shipped or are installed because the Company cannot test for all possible scenarios or applications. These defects could cause the Company to incur significant re-engineering costs,

divert the attention of its engineering personnel from product development efforts and significantly affect its customer relations and business reputation. If the Company delivers defective products, or if there is a perception that its products are defective, the Company's credibility and the market acceptance and sales of its products could be harmed.

The possibility of future product failures could cause the Company to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage the Company's market reputation, reduce its market share and cause sales to decline. A successful product liability claim against the Company could require it to make significant damage payments, which would negatively affect its business, prospects, financial condition and results of operations.

Because the markets in which the Company is active are highly competitive and many potential competitors may have greater resources, the Company may not be able to compete successfully and may lose or be unable to gain market share.

The Company competes with a large number of competitors, including Hemlock, Tokuyama and Wacker in the solar-grade silicon market, SolarWorld/Deutsche Solar, PV Crystallox and JFE in the wafer market and Sharp, Kyocera, SolarWorld, Q-Cells, Sunways, Schott Solar, Solon, Isofoton, Melco, and SMD in the markets for solar cells and modules. Many competitors are developing and are currently producing products based on new technologies that may ultimately have costs similar to, or lower than, the Company's projected costs. While the current polysilicon supply shortage constrains price competition in the Company's businesses to some extent, the Company assumes that, in the medium- and long-term, competition based on price, quality and technological innovation may become intense.

Many of the Company's existing and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than the Company. As a result, they may be able to respond more quickly than the Company can to changing customer demands or to devote greater resources to the development, promotion and sales of their products. The Company's business relies on sales of its products, and competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for products of the types that the Company offers. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm the Company's business. If the Company fails to compete successfully, it could have a material adverse effect on the Company's business, prospects, operating results and financial condition.

The Company is subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations may disrupt the Company's business operations and adversely affect its business, prospects, results of operations and financial condition.

The majority of the Company's employees in Norway and Sweden are represented by labor unions under collective bargaining agreements. These agreements typically govern terms and conditions of employment and dispute resolution. The Company may not be able to renegotiate satisfactorily collective labor agreements when they expire. In addition, the Company's existing labor agreements may not prevent a strike or work stoppage at any of the Company's facilities in the future, and any such work stoppage could have a material adverse effect on the Company's business, prospects, operating results and financial condition.

The Company depends on certain executive officers and other key employees in the area of research and development and other qualified personnel in key areas.

The success of the Company depends on qualified executives and employees, in particular certain executive officers of the Company and employees with research and development expertise. The loss of executives, key employees in the area of research and development, or other employees in key positions could have a material adverse effect on the market position and research and development expertise of the Company. Considerable expertise could be lost or access thereto gained by competitors. Post-contractual prohibitions on competition exist for only certain members of the Company's management and despite the existence of such post-contractual prohibitions, no assurance can be given that such prohibitions will be complied with or, if breached, can be enforced effectively. Due to intense competition, there is a risk that qualified employees will be attracted by competitors and that the Company will be unable to find a sufficient number

of appropriate new employees. There can be no assurance that the Company will be successful in retaining these executives and the employees in key positions or in hiring new employees with corresponding qualifications. If the Company fails to do so, it could have material adverse effects on the business, prospects, financial condition and results of operations of the Company.

The Company could be seriously harmed by catastrophes, natural disasters, operational disruptions or deliberate sabotage.

Silane gas is a pyrophoric, *i.e.*, a highly combustible substance which explodes upon contact with air and is therefore potentially destructive and extremely dangerous if mishandled or in uncontrolled circumstances. The occurrence of a catastrophic event involving silane gas at one of the Company's polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of the Company's polysilicon and silane gas production capacity at such facility for a significant period of time. Additionally, the Company's manufacturing plants, and its polysilicon production facilities in particular, are highly reliant on electricity. Accordingly, an interruption in the supply of electricity at one of the Company's manufacturing facilities could disrupt a significant portion of the Company's production capacity for a significant period of time. Finally, the occurrence of deliberate industrial sabotage or a terrorist attack at one of the Company's manufacturing facilities could threaten, disrupt or destroy a significant portion of the Company's production capacity for a significant period of time.

Despite insurance coverage, the Company could incur uninsured losses and liabilities arising from such events, including damage to the Company's reputation, and/or suffer substantial losses in operational capacity, which could have a material adverse effect on the Company's business, prospects, operating results and financial condition.

The Company is exposed to exchange rate risks.

Currency exchange rates, particularly exchange rates between the U.S. dollar, the Norwegian kroner and the euro, can have a significant impact on the Company's consolidated results of operations. The Company estimates that, in 2005, the amount of expenses denominated in U.S. dollars was significantly higher than the amount of revenues denominated in U.S. dollars, and that the amount of expenses denominated in euro was significantly lower than the amount of revenue denominated in euro. The Company estimates that, in 2005, the amount of revenues denominated in Norwegian kroner was slightly lower than the amount of expenses denominated in Norwegian kroner. Accordingly, the Company is in particular exposed to the risk of a potential rise in the value of the U.S. dollar against the euro and/or the Norwegian kroner and a decrease in the value of the euro against the Norwegian kroner. The Company engages in hedging to reduce the short-term risk of exchange rate fluctuations and to obtain higher planning reliability for its budget process. Nonetheless, a sustained adverse development of the exchange rates between these currencies may have an adverse effect on the business, prospects, financial condition and results of operations of the Company.

Product liability claims against the Company could result in adverse publicity and potentially significant monetary damages.

Since the Company's products are incorporated into electricity producing devices, it is possible that its products could result in injury, whether by product malfunctions, defects, improper installation or other causes. The Company cannot predict whether or not product liability claims will be brought against it or the effect of any resulting negative publicity on its business. Moreover, the Company may not have adequate resources in the event of a successful claim against it. The successful assertion of product liability claims against the Company could result in potentially significant monetary damages, which could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

Risks Relating to the Offering

After the Global Offering, substantial share ownership will remain concentrated in the hands of existing shareholders, and future sales of Shares by existing shareholders could have a material adverse effect on the market price of the Company's Shares.

Following completion of the Global Offering, the three largest shareholders of the Company will continue to hold 78.9% of the share capital of the Company. As a result of this concentration of share ownership, the existing shareholders will be in a position, irrespective of the voting behavior of the other shareholders, to

exert substantial influence over all key decisions concerning the business of the Company, including the future composition of the Board of Directors and the members of the Company's management team. Shareholders Good Energies Investments, Elkem and Hafslund Venture (each either directly or indirectly through companies held by them) are expected to hold 34.1%, 23.5% and 21.3% of the share capital of the Company, respectively, following completion of the Offering, and either alone or jointly may therefore exert considerable influence over the decisions taken at general shareholders' meetings. In particular, as Good Energies Investments will hold 34.1% of the Company's share capital following completion of the Global Offering, it will be able to block all shareholder decisions that require at least a two-thirds majority of the votes cast and/or of the capital represented at the Company's general meetings. For further information regarding such shareholder decisions, see "Description of the Company's Shares and Share Capital."

Each of the Company, Good Energies Investments, Elkem and Hafslund Venture, each of the Company's directors and each of the Company's officers named in this Prospectus have agreed that with limited exceptions they will not, for a period of 180 days, (i) issue, sell or otherwise dispose of any of their respective Shares (or securities convertible into or exercisable for its Shares), (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii), without the prior written consent of the Joint Global Coordinators. See "Plan of Distribution – Trading Market and Lock-Ups." If the existing shareholders sell their Shares in full or in part once this period expires, it could have a material adverse effect on the price of the Offer Shares.

The Offer Price significantly exceeds the fractional book value of the shareholders' equity.

The Offer Price to be paid by investors acquiring Shares of the Company in connection with the Global Offering exceeds the fractional book value of the shareholders' equity by a considerable amount (See "Dilution"). The Offer Price is therefore indicative of a large amount of fair value in excess of book, and there can be no assurance that this fair value in excess of book can be realized.

Future share capital measures may lead to a substantial dilution of the participations of the Company's shareholders.

The Company may require additional capital in the future to finance its business activities and growth plans. Raising additional capital and, conceivably, the exercise of currently outstanding or yet to be issued convertible or warrant-linked bonds, or the acquisition of other companies or shareholdings in companies by means of yet to be issued Shares of the Company as well as any other capital measures may lead to a considerable dilution of shareholdings in the Company.

There are risks associated with the absence of a public market for the Company's Shares prior to the Offering and exposure of the share price to high volatility.

No public market for the Shares of the Company has existed or will exist at the time of the Global Offering. The Offer Price will be calculated and set by the Joint Global Coordinators in consultation with the Company using the so-called book-building procedure. The Offer Price may not correspond to the price at which the Company's Shares are traded on the OSE after the Global Offering. There is no guarantee that active trading in the Offer Shares will develop and continue after the Global Offering. The number of Shares in free float, fluctuations in Company results, changes in the general state of the industry, economic fluctuations and the general development of the financial markets may – irrespective of the results and financial condition of the Company – have a material adverse effect on the price of the Company's Offer Shares.

Pre-emptive rights may not be available to U.S. holders of the Company's Shares.

Under Norwegian law, prior to the Company's issuance of any new Shares for consideration in cash, the Company must offer holders of the Company's then-outstanding Shares pre-emptive rights to subscribe and pay for a sufficient number of Shares to maintain their existing ownership percentages, unless these rights are waived at a general meeting of the Company's shareholders. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the OSE.

U.S. holders of the Shares may not be able to receive, trade or exercise pre-emptive rights for new Shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The Company is not a

registrant under the U.S. securities laws. If U.S. holders of the Shares are not able to receive, trade or exercise pre-emptive rights granted in respect of their Shares in any rights offering by the Company, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Company will be diluted.

It may be difficult for investors based in the United States to enforce civil liabilities predicated on U.S. securities laws against the Company, the Company's Norwegian affiliates or the Company's directors and executive officers.

The Company is organized under the laws of the Kingdom of Norway. Most of the Company's directors and executive officers reside outside of the United States. Further, a significant portion of the Company's assets, and those of the Company's directors and executive officers, are located in Norway. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon the Company or the Company's directors and executive officers or to enforce judgments obtained in U.S. courts predicated on the civil liability provisions of U.S. Federal securities laws against the Company or the Company's directors and executive officers. The Company has been advised by its Norwegian counsel, Advokatfirmaet Schjødt AS, that although U.S. investors may bring actions against the Company, the Company's Norwegian affiliates or any of the Company's directors or executive officers resident in Norway, Norwegian courts are unlikely to apply U.S. law when deciding such cases. Accordingly, there exists some doubt as to the enforceability of U.S. Federal securities laws in actions originally brought in Norwegian courts based on liabilities predicated solely on U.S. Federal securities laws. For more information, see "Enforcement of Civil Liabilities."

Holders of the Company's Shares that are registered in a nominee account may not be able to exercise voting rights as readily as shareholders whose Shares are registered in their own names with the Norwegian Central Securities Depository.

Beneficial owners of the Company's Shares that are registered in a nominee account (*e.g.*, through brokers, dealers or other third parties) may not be able to vote such Shares unless their ownership is re-registered in their names with the VPS prior to the Company's general meetings. The Company cannot guarantee that beneficial owners of the Company's Shares will receive the notice for a general meeting in time to instruct their nominees to either effect a re-registration of their Shares or otherwise vote their Shares in the manner desired by such beneficial owners.

The transfer of Shares is subject to restrictions under the securities laws of the United States and other jurisdictions.

The Company has not registered the Shares under the Securities Act or the securities laws of other jurisdictions other than the Kingdom of Norway and the Company does not expect to do so in the future. The Shares may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) nor may they be offered or sold in any other jurisdiction in which the registration of the Shares is required but has not taken place, unless an exemption from the applicable registration requirement is available or the offer or sale of the Shares occurs in connection with a transaction that is not subject to these provisions. In addition, there can be no assurances that shareholders residing or domiciled in the United States will be able to participate in future capital increases or subscription rights.

The ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

Once the capital increase relating to any Shares of the Company (including the Offer Shares) has been registered in the Norwegian Companies Registry, purchasers of those Shares have limited rights against the Company under Norwegian law. To the fullest extent permitted by applicable law, the Managers as subscribers of the Offer Shares expressly disclaim any liability under Norwegian law to persons who submit applications or orders for Offer Shares in the Global Offering beyond the liability of the Company to the Managers as subscribers of the Offer Shares. All persons who submit applications or orders for Offer Shares in the Global Offering shall be deemed to have accepted this disclaimer of liability and to have acknowledged that the ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

Responsibility for the Prospectus

This Prospectus has been prepared in connection with the Global Offering described herein and the planned listing of the Company on the OSE.

The Board of Directors of the Company hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of our knowledge in accordance with the facts and contains no omissions likely to affect its import.

21 April 2006

Tore Schiøtz
Chairman

Rune Bjerke
Director

Roar Engeland
Director

Ole Enger
Director

Marcel E. Brenninkmeijer
Director

Statement From Selling Shareholder Rebelijo Invest AS

The selling shareholder Rebelijo Invest AS, a limited liability company registered under the laws of the Kingdom of Norway with registration number 989 105 434 and business address Gyssestadkollen 65, 1341 Slependen, hereby confirms that it has full ownership to the 1,600,000 existing Shares to be sold in the Global Offering, and that these Shares will be sold free of any encumbrances. Rebelijo Invest AS confirms that the Managers have been authorized to transfer the existing Shares to be sold in the Global Offering to investors to whom Offer Shares have been allocated upon completion of the Global Offering.

In connection with and limited to the offer to sell 1,600,000 existing Shares as part of the Global Offering, Rebelijo Invest AS further hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of the company's knowledge, in accordance with the facts and contains no omissions likely to affect its import.

Bærum, 21 April 2006

Rebelijo Invest AS

Cautionary Note Regarding Forward-Looking Statements

This Prospectus contains "forward-looking statements" relating to the Company's business and the sectors in which it operates. Forward-looking statements include all statements that are not historical facts, and can be identified by words such as "believes," "anticipates," "projects," "intends," "expects," or the negatives of these terms or similar expressions. These statements appear in a number of places in this Prospectus, principally in "Risk Factors," "Business" and "Operating and Financial Review," and include statements regarding the Company's management's intent, belief or current expectations with respect to, among other things:

- strategies for the Company's products, segments and businesses, as well as for the Company as a whole;
- global and regional economic conditions;
- supply and demand for solar power related products;
- sales volumes, price levels, costs and margins;
- competition and actions by competitors and others affecting the global or regional market within the solar energy industry, including changes to industry capacity and utilization and product pricing;
- the Company's planned capacity increases and utilization rates;
- fluctuations in foreign exchange rates;
- earnings, cash flows, dividends and other expected financial results and conditions;
- cash requirements and uses of available cash;
- financing plans;
- cost reduction targets;
- anticipated capital spending;
- growth opportunities;
- development, production, commercialization and acceptance of new products, services and technologies;
- assets and product portfolio changes;
- effects of hedging raw material and energy costs and foreign currencies;
- environmental and other regulatory matters;
- legal proceedings; and
- possible shortage of raw materials and components.

No forward-looking statements contained in this Prospectus should be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in the section entitled "Risk Factors" in this Prospectus.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus, which represent the best judgment of the Company's management as of the date of this Prospectus. Except as required by applicable law, the Company does not undertake responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further public disclosures made by the Company, such as filings made with the OSE or press releases.

Use of Proceeds

The Company estimates that it will receive, after deduction of the Managers' fees and commissions and other expenses, net proceeds of approximately NOK 5.6 billion from the Global Offering (assuming an offer price of NOK 78.5 per share, the midpoint of the price range for the Global Offering). The Company intends to use such net proceeds for capital expenditures and related working capital requirements. For further information about these capital expenditures, see "Operating and Financial Review – Liquidity and Capital Resources – Capital Expenditures."

The Company may also use a portion of the net proceeds of the Global Offering to acquire or invest in other companies or technologies in a manner that it believes to be appropriate to further the growth of the Company.

The Company has not yet determined all significant future anticipated capital expenditures and investments. In addition, only approximately NOK 0.75 billion of the Company's proposed investments in additional production capacity, relating to REC Wafer, have been approved by the Company's board of directors. The PV industry is currently experiencing rapid development in terms of competition and technology, and the Company may find it necessary or advisable to change its strategic priorities or its focus for investments. Material changes in circumstances could necessitate re-evaluation of the Company's contemplated investments. The Board of Directors and the Company's management will have broad discretion in applying the net proceeds from this Global Offering in a manner that they believe to be appropriate to further the growth of the Company.

Pending application of the net proceeds of the Global Offering for one or more of the uses described above, the Company will invest the net proceeds in short-term, high quality debt obligations. Prior to the closing of the Global Offering, the Board of Directors will authorize and direct the Company's officers to review the valuations of the Company's and its subsidiaries' assets on a quarterly basis so as to prevent the Company and each of its subsidiaries from being deemed to be an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended. It is possible that, in order to avoid being deemed to be an "investment company," the Company and some or all of its subsidiaries may need to invest a substantial portion of the unused or uninvested proceeds of the Global Offering in assets that provide a lower return than would otherwise be obtained if the Company were not required to avoid being deemed to be an "investment company."

Dividends and Dividend Policy

Dividends

Procedure for Declaration of Dividends

Dividends in respect of a fiscal year, if any, will be declared at the Company's annual general meeting in the following year. Under Norwegian law, dividends may only be paid in respect of a fiscal year for which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the Company's Board of Directors and approved by its shareholders at a general meeting. The shareholders at the Company's annual general meeting may vote to reduce, but may not adopt a resolution to increase, the dividend proposed by the Company's Board of Directors. Dividends declared and approved in this manner accrue to those shareholders who are shareholders at the time the resolution was adopted, unless otherwise stated in the resolution.

Legal Constraints on the Distribution of Dividends

Dividends may be paid in cash or in some instances in kind. The Norwegian Public Limited Companies Act provides several constraints on the distribution of dividends:

- Dividends are payable only out of distributable reserves. Section 8-1 of the Norwegian Public Limited Companies Act provides that distributable reserves consist of the profit for the prior fiscal year (as reflected in the income statement approved by the annual general meeting of shareholders) and the retained profit from previous years (adjusted for any reclassification of equity), less (i) uncovered losses, (ii) the book value of research and development, goodwill and net deferred tax assets (as recorded in the balance sheet, as of the most recent fiscal year end, approved by the annual general meeting of shareholders), (iii) the total nominal value of treasury shares which the Company has acquired for ownership or as security in previous fiscal years, and credit and security which, pursuant to Sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act, fall within the limits of distributable equity, and (iv) that part of the profit for the prior fiscal year which, by law or pursuant to the Company's Articles of Association, must be allocated to the undistributable reserve or cannot be distributed as a dividend.

- Dividends cannot be distributed if the Company's equity amounts to less than 10% of the total assets, measured with reference to the parent Company's balance sheet as of the prior fiscal year end without a two-month creditor notice period provided for under the Norwegian Public Limited Companies Act Sections 12-4 and 12-6.

- Dividends can only be distributed to the extent compatible with good and careful business practice, with due regard to any losses which the Company may have incurred since the balance sheet date (*i.e.*, the prior fiscal year end) or which the Company may expect to incur.

- The amount of dividends the Company can distribute is calculated on the basis of the parent Company's financial statements.

According to the Norwegian Public Limited Companies Act, there is no time limit after which entitlement to dividends lapses. Further, there are no dividend restrictions or specific procedures for non-Norwegian resident shareholders in the Act. For a description of withholding tax on dividends that is applicable to non-Norwegian residents, see "Taxation – Norwegian Taxation – Non-resident Shareholders – Taxation of Dividends."

Dividend Policy

The Company has not paid any dividends to date, whether in cash or in kind, and the Company does not currently intend to pay dividends in the foreseeable future. The Company currently intends to retain all earnings, if any, and to use these, together with the net proceeds of the Global Offering, to finance the further growth of the Company.

Capitalization and Indebtedness

The following tables set forth the Company's capitalization and indebtedness determined in accordance with IFRS as of 31 December 2005. You should read this table in conjunction with the consolidated IFRS Financial Statements, including the notes thereto.

	As of 31 December 2005[1]
	(NOK thousand)
Total Current debt[2]	1,865,658
– Guaranteed	3,843
– Secured	4,877
– Unguaranteed/Unsecured	1,856,938
Total Non-Current debt (excluding current portion of long-term debt)[2]	2,081,397
– Guaranteed	–
– Secured	1,101,609
– Unguaranteed/Unsecured	979,788
Other liabilities[3]	885,966
Shareholders' equity	1,230,798
Paid-in capital	1,095,081
– Share capital	304,319
– Share premium	453,248
– Treasury shares	(225)
– Other paid in capital	337,739
Other equity and retained earnings	135,717
Total	6,063,819
A. Cash at bank and at hand	481,820
B. Short term bank deposits	32,142
C. Trading securities	–
D. Liquidity (A)+(B)+(C)	513,962
E. Current Trade and Other Receivables	886,468
F. Current Bank debt	149,584
G. Current portion of non current debt	4,646
H. Other current financial debt/convertible loans[4]	1,711,428
I. Current Financial Debt (F)+(G)+(H)	1,865,658
J. Net Current Financial Indebtedness (I)-(E)-(D)	465,228
K. Non current Bank loans	1,553,499
L. Bonds Issued	–
M. Other non current loans	527,898
N. Non current Financial Indebtedness (K)+(L)+(M)	2,081,397
O. Net Financial Indebtedness (J)+(N)	2,546,625

(1) Except as described in the following footnotes to this capitalization table, there has been no material change since 31 December 2005 in any of the information provided in this table.

(2) A significant majority of the consolidated indebtedness of the Company outstanding on 31 December 2005 was subject to various guarantees and security interests. For further information regarding these guarantees and security interests, see Notes 18 and 30 of the Notes to the IFRS Financial Statements. Under the new syndicated loan facility entered by the Company in March 2006, however, as described under "Operating and Financial Review – Liquidity and Capital Resources – Capital Resources – Bank Loan Facility," previously guaranteed and secured indebtedness has been replaced by indebtedness not subject to guarantees or security interests (but subject to a customary negative pledge clause). At 31 March 2006, the Company had not guaranteed any material indebtedness that is not included in its consolidated indebtedness. In the course of its business, Renewable Energy Corporation ASA guarantees consolidated indebtedness of certain subsidiaries. At 31 December 2005 and 31 March 2006, the primary subsidiary indebtedness so guaranteed related to amounts due to Komatsu under the purchase agreement relating to ASiMI, which in turn relate to a put/call arrangement totaling NOK 522.5 million that represents Komatsu's minority share interest in ASiMI.

(3) Includes provisions, other liabilities and charges, trade payables, retirement benefit obligations and current and non-current tax liabilities.

(4) As of 31 March 2006, all of the Company's EUR 31 million convertible bonds due March 2006 and 99.88% of the Company's U.S.$ 140 million convertible bonds due December 2006 that were outstanding at 31 December 2005 had been converted, which increased total shareholders' equity by approximately NOK 1.6 billion and reduced consolidated indebtedness by approximately NOK 1.7 billion.

The Group has contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities.

Dilution

As of 31 December 2005, the Company had a net tangible book value, defined as total shareholders' equity less minority interest and intangible assets including deferred taxes, under IFRS of NOK 413.4 million or NOK 0.98 per Share. These amounts are based on 421,089,120, the number of Shares outstanding prior to the Global Offering (after implementation of a 20-to-1 stock split effected 21 April 2006). At an Offer Price per Share of NOK 78.5 (the mid-point of the price range for the Global Offering), the net tangible book value, after giving effect to the Global Offering, would be NOK 12.4 per Share. The immediate dilution to purchasers of the Shares in the Global Offering would be NOK 66.1. Dilution, for this purpose, represents the difference between the Offer Price per Share and the net tangible book value per Share adjusted for the Global Offering.

Exchange Rate Information

The financial statements included in this Prospectus are expressed in Norwegian kroner, or NOK. The Company intends to publish its consolidated financial statements in Norwegian kroner.

The following table sets forth, for the periods indicated, the annual and year-end average of the buy and sell rates for each of the U.S. dollar and euro against the Norwegian kroner as published by the Central Bank of Norway (Norges Bank) at 14:15 Central European Time (CET).

The exchange rates set forth in the following table are not necessarily the same as the ones used by the Company in the preparation of its Financial Statements.

	NOK per U.S.$1.00		NOK per €1.00	
Calendar Year Period	**Annual Average Mid-Rate**	**Year-End Mid-Rate**	**Annual Average Mid-Rate**	**Year-End Mid-Rate**
2003	7.0824	6.6750	8.0073	8.4225
2004	6.7372	6.0386	8.3715	8.2385
2005	6.4450	6.7687	8.0039	7.9850

Selected Financial and Operating Data

The following table presents selected financial information which has been derived from the Company's Consolidated Financial Statements (including the notes thereto) as of and for the years ended 31 December 2005 and 2004, prepared in accordance with the Norwegian Accounting Act and IFRS, as endorsed by the EU, and as of and for the years ended 31 December 2004 and 2003, prepared in accordance with Norwegian GAAP. Such Financial Statements have been audited by KPMG AS, the Company's independent accountants, as indicated in their audit reports included elsewhere in this Prospectus. The information derived from the Financial Statements prepared on the basis of IFRS is not comparable to the information derived from the Company's financial statements prepared on the basis of Norwegian GAAP.

	Year ended 31 December			
	2005	2004	2004	2003
	IFRS	IFRS	NGAAP	NGAAP
	(NOK thousand)			
Income Statement Information				
Sales of product and services	2,449,669	1,262,118	1,408,052	285,862
Other operating income	4,247	8,074	10,088	3,540
Total revenues	2,453,916	1,270,192	1,418,140	289,402
Raw materials and consumables used	(620,903)	(513,436)	(512,401)	(62,109)
Changes in inventories of finished goods and work in progress	4,477	(60,909)	(81,902)	53,581
Employee compensation and benefit expense	*(409,854)*	*(261,996)*	*(291,539)*	*(138,696)*
Other operating expenses	(597,455)	(292,791)	(377,049)	(230,162)
Earnings before financial items and taxes, depreciation/amortization	830,181	141,060	155,249	(87,984)
Amortization of intangible assets	(13,648)	(3,415)	(55,890)	(20,859)
Impairment of tangible assets	(13,733)	(6,593)	(6,593)	(4,293)
Depreciation of tangible assets	(201,353)	(91,228)	(96,443)	(31,550)
Earnings before financial items and taxes	601,447	39,824	(3,677)	(144,686)
Share of (loss)/profit of associates	(7,052)	(1,578)	(1,578)	(5,790)
Interest income	6,261	1,440	1,548	1,377
Impairment of financial assets	–	(6,715)	(6,715)	(3,661)
Interest expense	(146,784)	(46,074)	(46,058)	(28,235)
Other financial income/expenses	69,248	(1,372)	4,751	(18,794)
Foreign exchange and fair value effect of convertible loans	(493,037)	6,123	–	–
Profit/loss before tax	30,083	(8,352)	(51,729)	(199,789)
Income tax expense/benefit	(26,160)	2,263	3,608	56,727
Profit/loss for the year	3,923	(6,089)	(48,121)	(143,062)
Attributable to:				
Equity holders of the Company	3,923	(6,089)	(62,593)	(128,181)
Minority interest	–	–	14,472	(14,881)

	As of December 31,			
	2005	2004	2004	2003
	IFRS	IFRS	NGAAP	NGAAP
	(NOK thousand)			
Balance Sheet Information				
Assets				
Intangible assets	629,139	421,311	228,632	281,093
Property, plant and equipment	3,361,204	791,942	784,653	689,486
Financial assets	133,808	27,077	27,076	28,823
Deferred tax assets	188,229	111,576	113,205	110,639
Total non-current assets	4,312,380	1,351,906	1,153,566	1,110,041
Total current assets	1,751,439	824,167	877,868	513,254
Total assets	6,063,819	2,176,073	2,031,434	1,623,295
Equity and liabilities				
Paid-in capital	1,095,081	1,042,195	1,042,195	710,629
Retained earnings	135,717	31,843	(166,573)	(207,514)
Minority interest	–	–	49,245	146,789
Total shareholders' equity	1,230,798	1,074,038	924,867	649,904
Total non-current liabilities	2,262,355	709,747	605,952	579,259
Total current liabilities	2,570,666	392,288	500,615	394,132
Total liabilities	4,833,021	1,102,035	1,106,567	973,391
Total liabilities and equity	6,063,819	2,176,073	2,031,434	1,623,295

The following table presents selected financial information derived from the Company's audited consolidated Financial Statements (including the notes thereto) as of and for the year ended 31 December 2002, prepared in accordance with Norwegian GAAP.

	Year ended 31 December 2002
	NGAAP
	(NOK thousand)
Income Statement Information	
Sales of product and services	7,221
Other operating income	90
Total revenues	7,311
Material expenses	(4,940)
Changes in work in progress and finished goods	–
Personnel expenses	(11,047)
Other operating expenses	(92,657)
Depreciation and write down	(3,002)
Earnings before interest and taxes	(104,335)
Earnings from equity accounted companies	14,515
Interest income	1,972
Interest expense	(1,532)
Exchange differences	(135)
Loss on sale of subsidiaries not consolidated	(69,257)
Loss before tax	(158,772)
Taxes	31,350
Loss before minority interests	(127,422)
Minority interest	*36,325*
Loss for the year	(91,097)

	As of 31 December 2002
	NGAAP
	(NOK thousand)
Balance Sheet Information	
Assets	
Intangible fixed assets	60,162
Tangible fixed assets	63,628
Financial assets	145,856
Total fixed assets	269,646
Total current assets	147,791
Total assets	417,437

	As of 31 December 2002
	NGAAP
Equity and liabilities	
Paid-in capital	328,390
Retained earnings	(82,669)
Total shareholders' equity	245,721
Total non-current liabilities	38,935
Total current liabilities	132,781
Total liabilities and equity	417,437

Pro Forma Financial Data

The following table sets forth pro forma combined financial data for the year ended 31 December 2005. The pro forma combined financial data have been derived from the Financial Statements, as adjusted to illustrate the effect on the Company's consolidated results due to the acquisition of ASiMI in 2005, as if the acquisition had occurred on 1 January 2005.

The reader should read the following pro forma financial data in conjunction with the Company's consolidated IFRS Financial Statements and the notes thereto, including Note 32 to the IFRS Financial Statements. The reader should also read the sections "Selected Financial and Operating Data" and "Operating and Financial Review." The pro forma financial data is qualified by reference to these sections and the Financial Statements, which are included elsewhere in this Prospectus.

The pro forma financial data does not reflect the Company's actual results of operations and is not necessarily indicative of the results that would have been attained if the Company's acquisition of ASiMI had occurred 1 January 2005. The acquisition of the remaining 30% interest in REC Solar Grade Silicon on 29 July 2005 and REC SiTech on 1 July 2005 are not considered to be significant, and therefore adjustments have not been made to reflect the impact of these acquisitions.

The pro forma financial information has been prepared based on the following assumptions and adjustments:

- The pro forma financial information has been prepared assuming that the Company's acquisition of ASiMI was undertaken on 1 January 2005 and that ASiMI was consolidated on a 100% basis from this date; and

- The pro forma financial information has been prepared based on the Company's historical IFRS Financial Statements as adjusted for the acquisition in the manner described above.

	Year ended 31 Dec. 2005 (as reported)	Pro forma adjustments(a)	Notes	Year ended 31 Dec. 2005 (pro forma)
		(NOK thousand)		
Total revenues	2,453,916	675,256	(b)	3,129,172
Raw materials and consumables used	(620,903)	(83,772)	(b)	(704,675)
Changes in inventories of finished goods and work in progress	4,477	–		4,477
Employee compensation and benefit expense	(409,854)	(164,148)		(574,002)
Other operating expenses	(597,455)	(210,345)		(807,800)
Earnings before interest and taxes, depreciation/ amortization	830,181	216,991	(b)	1,047,172
Amortization of intangible assets	(13,648)	(12,645)	(c)	(26,293)
Impairment of tangible assets	(13,733)	–	(c)	(13,733)
Depreciation of tangible assets	(201,353)	(71,430)	(c)	(272,783)
Earnings before interest and taxes	601,447	132,916	(b)	734,363
Share of (loss)/profit of associates	(7,052)	0		(7,052)
Interest income	6,261	354		6,615
Impairment of financial assets	–	–		–
Interest expense	(146,784)	(88,277)	(d)	(235,061)
Other financial income/expenses	69,248	–		69,248
Foreign exchange and fair value effect of convertible loans	(493,037)	–		(493,037)
Profit/loss before tax	30,083	44,993	(b)	75,076
Income tax expense/benefit	(26,160)	(15,298)		(41,458)
Profit/loss for the year	3,923	29,695	(b)	33,618

Notes to the pro forma income statement:

(a) Represents, except as otherwise indicated, the relevant income statement line item of ASiMI for the period from 1 January 2005 through 31 July 2005.

(b) Represents the relevant income statement line item of ASiMI from 1 January 2005 through 31 July 2005, after adjustments for transactions affecting that line item during that period between ASiMI and companies included in the consolidated financial statements of the Company.

(c) Depreciation and amortization have been recalculated by class of asset considering the purchase price allocation giving a combined seven-month charge of NOK 84 million.

(d) The Company financed its acquisition of ASiMI through two credit facilities: (a) a convertible loan agreement entered into with existing shareholders in a principal amount of U.S.$140 million, and (b) a senior credit facility entered into with DnB NOR and ABN Amro in a principal amount of U.S.$170 million. The total interest expense calculated for the first seven months of 2005, as if the loans had been in place on the same interest-rate terms at 1 January 2005, is NOK 88 million.

(e) The tax rate used was 34%, which represents the local tax rate faced by REC Silicon, and the related tax expense was estimated to be NOK 15 million for the first seven months of 2005.

(f) The year-end exchange rate between U.S. dollars and Norwegian kroner has been assumed for all adjustments.

Operating and Financial Review

This review of the Company's financial condition and results of operations as of and for the years ended 31 December 2005, 2004 and 2003 contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but are rather based on the Company's current expectations, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements because of a number of factors, including those discussed in the sections of this Prospectus entitled "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and other sections of this Prospectus.

The Company acquired the equity capital of ASiMI, a company that owns a polysilicon plant in Butte, Montana, on 29 July 2005. Please see "Pro Forma Financial Data" and Note 32 of the Notes to the IFRS Financial Statements for pro forma unaudited financial information reflecting the results of operations of the company as if it had acquired ASiMI as of 1 January 2005. Unless otherwise specified, references in this operating and review to financial information on a pro forma basis are to the pro forma condensed consolidated income statement for the year ended 31 December 2005 and the notes thereto included elsewhere in this Prospectus and should be read together with such pro forma financial information and notes.

Presentation of Financial Information; Comparability of Information

The Company's audited consolidated financial statements for the years ended 31 December 2005 and 2004 have been prepared in accordance with the Norwegian Accounting Act and IFRS. All references to 2005 financial information below are to such IFRS financial information. Also included in this Prospectus are audited consolidated financial statements for the Company for the years 31 December 2004 and 2003 prepared under Norwegian GAAP. In this operating and financial review, the Company discusses changes in its results of operations and financial condition in 2005 compared to 2004 based on the IFRS financial information included elsewhere in this Prospectus and changes in its results of operations and financial condition in 2004 compared to 2003 based on the Norwegian GAAP financial information included elsewhere in this Prospectus.

Financial information for 2004 and 2003 prepared under Norwegian GAAP and financial information for 2005 and 2004 prepared under IFRS are not comparable, because they have been prepared in accordance with different sets of accounting standards. Accordingly, no comparisons can be made between the Company's results of operations for 2003 and its results of operations for 2005. For a reconciliation of the Company's consolidated financial statements for 2004 under Norwegian GAAP to its consolidated financial statements for 2004 under IFRS, see Note 5 to the IFRS Financial Statements.

Both IFRS and Norwegian GAAP differ in significant respects from generally accepted accounting principles in the United States of America, or U.S. GAAP. In making an investment decision, investors must rely on their own examination of the Company, the terms of the Offering and the financial information contained in this Prospectus. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and Norwegian GAAP, on the one hand, and U.S. GAAP on the other hand and how these differences might affect their understanding of the financial information contained herein.

Overview

General

The Company is one of the world's leading companies in the PV industry. In 2005, the Company was among world's largest producers of solar-grade polysilicon and wafers for PV applications by volume, according to Company estimates. The Company is involved in all manufacturing steps of the PV value chain: production of solar-grade polysilicon, manufacturing of multicrystalline silicon wafers and monocrystalline silicon ingots, production of solar cells and production of modules from cells. The Company has customers all over the globe and seven production plants in three different countries.

During the periods presented, the Company experienced significant revenue growth, primarily driven by increases in production volumes and increasing ownership interests in subsidiaries, as shown in the tables below:

	2005	2004	2003
	(IFRS)	(IFRS)	(N GAAP)
Revenue (in millions of NOK)			
REC Silicon	1,018	339	193
REC Wafer	1,596	884	194
REC Solar	404	214	31

	2005	2004	2003
Production volume			
REC Silicon (in MT)[1]			
Electronic-grade polysilicon	2,600	–	–
Solar-grade polysilicon	2,700	2,100	1,750
REC Wafer (in MWp)[2]	236	134	82
REC Solar (in MWp)			
Solar cells	20	11	2
Solar modules	14	5	1

(1) On a pro forma basis for 2005, as though ASiMI had been acquired as of 1 January 2005.

(2) On a pro forma basis, as though ScanWafer had been 100% owned by the Company from 1 January 2003 and as though REC SiTech had been 100% owned by the Company from 1 January 2005.

Operating Segments

The Company has three operating segments under IFRS, corresponding to its three divisions:

- REC Silicon, which manufactures solar-grade silicon, the raw material for silicon wafers for the PV industry, and silane gas, which is the key input material for the Company's production of polysilicon, at its production plants in Moses Lake, Washington, and Butte, Montana. REC Silicon also sells excess silane gas from the Butte plant to external customers.

- REC Wafer, which manufactures multicrystalline silicon wafers and monocrystalline silicon ingots for the PV industry at its production plants in Herøya, Norway, and Glomfjord, Norway.

- REC Solar, which manufactures solar cells in Narvik, Norway and modules in Arvika, Sweden.

- REC Silicon, REC Wafer and REC Solar contributed 26.6%, 56.9% and 16.5%, respectively, of the Company's consolidated revenues in 2005, and segment EBITDA of REC Silicon, REC Wafer and REC Solar represented 45.1%, 45.5% and 9.4% of the Company's EBITDA (before elimination of intersegment transactions and corporate costs) in 2005.

Acquisitions

Two major acquisitions made in the past several years significantly influence the comparability of the Company's consolidated results of operations during the periods presented:

- In September 2003, the Company increased its shareholding in REC ScanWafer from 32.6% to 71.2%. REC ScanWafer was accounted for in accordance with the equity method in the Company's consolidated financial statements prior to that time and fully consolidated thereafter. The Company acquired the remaining outstanding shares of REC ScanWafer in May 2004. For further information on the effect of the full consolidation of REC ScanWafer on the comparability of results of operations for 2004 and 2003, see "– Results of Operations – Year Ended 31 December 2004 compared to Year Ended 31 December 2003 (Norwegian GAAP)."

- The Company acquired ownership of ASiMI on 29 July 2005. For further information regarding the effect of the acquisition of ASiMI as of 1 August 2005 on the comparability of results of operations for 2005 and 2004, see "Pro Forma Financial Data," Note 32 of the Notes to the IFRS Financial Statements and "– Results of Operations – Year Ended 31 December 2005 compared to Year Ended

31 December 2004 (IFRS)." At the time of its acquisition, a significant proportion of ASiMI's production consisted of electronic-grade polysilicon produced under pre-existing long-term contracts. The Company plans to shift ASiMI's production to solar-grade polysilicon as these contracts expire and expects that most of the ASiMI polysilicon production thus freed will be dedicated to downstream operations.

- In connection with the acquisition of ASiMI, the Company also increased its equity interest in REC Solar Grade Silicon from 70% to 100%, as a result of which the Company accounted for REC Solar Grade Silicon in accordance with the proportionate consolidation method through 1 August 2005 and fully consolidated REC Solar Grade Silicon thereafter. As of September 2004, the Company had increased its equity interest in REC Solar Grade Silicon from 60% to 70%.

  For further information relating to the acquisition of ASiMI and the increase of the Company's equity interest in REC Solar Grade Silicon, see Note 31 of the Notes to the IFRS Financial Statements.

Factors Affecting The Company's Results of Operations

Cyclicality in the Polysilicon Industry

The financial performance of the polysilicon industry, in which REC Silicon is active, has historically been cyclical, in particular as a result of volatility in prices and volumes produced due to shifts in the supply-demand balance. Until 2002, the demand for polysilicon was determined principally by the requirements of the highly cyclical semiconductor industry, and the limited demand of the PV industry was met primarily by by-products not meeting the quality requirements of the semiconductor industry. Prices for electronic-grade silicon declined from nearly U.S.$60 per kilogram in 1980 to below U.S.$40 per kilogram in 1989, rose to approximately U.S.$55 per kilogram in 1999 and, as a result of difficulties experienced by the semiconductor industry starting in 2000, declined to less than U.S.$35 per kilogram in 2004.

The Company believes, however, that the dynamics of the polysilicon market may be changing as a result of the growth in the PV industry in recent years and the related increase in demand for solar-grade polysilicon. While polysilicon purchased by the PV industry represented less than 10% of polysilicon capacity in 2000, this percentage increased to approximately 40% in 2005 and is expected to increase further. The market for solar-grade polysilicon therefore is evolving from a by-product of the semiconductor industry to a market in its own right.

Certain polysilicon producers have announced plans to invest heavily in the expansion of their production capacities in view of the current scarcity of polysilicon, strong demand and the expected strong demand growth, particularly from the PV industry, but also from the semiconductor industry. The Company currently expects significant additional capacity to come on line through 2010, with a majority coming on line in 2008 and 2009, which could result in an excess supply of polysilicon. See "Risk Factors – Risks Relating to the Company – There is a risk of industry-wide overcapacity in the production of polysilicon."

While polysilicon prices have risen during the period under review, fluctuations in the price of polysilicon in the future could have a material impact on the Company's consolidated results of operations. For instance, a 10% decrease in the price of polysilicon in 2005 would have reduced the Company's consolidated EBITDA by approximately 6%. In its wafer division, the Company seeks to mitigate the impact of these fluctuations through multi-year sales contracts for a significant part of its wafer capacity that provide for price adjustments to reflect changes in polysilicon prices and by using a significant part of its own polysilicon production in its own wafer manufacturing operations.

Volume Growth and Price Declines in the PV Industry

In most countries, the cost of PV-generated electricity currently is not competitive with the cost of electricity from conventional sources. Accordingly, the PV industry currently is dependent upon government incentives, such as feed-in tariffs for PV-generated electricity. National legislation in many countries, however, mandates an annual reduction of these feed-in tariffs, and at some point in time the PV industry will have to compete, without governmental incentives, against conventional sources of electricity. As a result, the Company expects that the cost of PV-generated electricity, and therefore the cost of products such as the Company's that are used in generating electricity from PV systems, will have to decline to remain

competitive. Increasing the efficiency of solar cell and modules, increasing production efficiency and reducing unit costs have been and going forward will be very significant to the Company's cost-reduction efforts.

Increasing the efficiency of solar cell and modules. One way to reduce the cost of PV-generated electricity is to increase the efficiency of solar cells and modules, *i.e.*, the percentage of energy from sunlight falling onto a cell or module that can be converted into useable electrical energy. The Company is taking a wide variety of measures to improve the efficiency of its solar cells and modules and of the solar cells that others manufacture using the Company's wafers, including principally the following:

- at the wafer manufacturing stage, the Company is working to determine which characteristics of the mono- and multicrystalline silicon used most directly affect cell efficiency and to adjust the design of its furnaces and the melting and solidification process to improve the efficiency potential of the wafers produced;

- at the cell manufacturing stage, the Company is working on all steps in the production process to improve cell efficiency. This includes, but is not limited to, improvements in "passivation" of surfaces and crystal defects, electrical isolation of cell edges, anti-reflective properties of the cells and the application of contacts to the cells; and

- at the module manufacturing stage, the Company is working on a number of applications to improve the amount of sunlight that falls on the cells inside the module.

Reducing manufacturing unit costs. Unit costs of manufacturing are key drivers of the Company's profitability throughout the value chain. Unit costs are dependent on three parameters: throughput, which is the amount of input that the Company can run through any given production process within a given timeframe; production efficiency or "yield," which is the amount of saleable output generated by a given production process from a given quantity of input; and the cost of various input factors (*e.g.*, raw materials, labor and energy). The Company is working on all of these parameters to reduce manufacturing unit costs throughout all three of its divisions.

REC Silicon has implemented a number of measures to reduce manufacturing unit costs, primarily at the Moses Lake plant (since the Company took over the plant in Butte only in July 2005). Specifically:

- REC Silicon has taken a number of steps to increase throughput, which is a function of on-stream time and flows. On-stream time is impacted by the number and extent of shutdowns due both to planned maintenance and to unplanned or unforeseen problems. Flows are dependent on product mix, sizing of pipes and vessels and the rate at which silicon rods grow in and can be harvested from the Siemens reactors. The Company's efforts to improve throughput include a broad set of initiatives from reducing cycle times in the reactors to debottlenecking processes and simplifying the product mix to increase throughput in existing facilities. Since taking over the Moses Lake facility in 2002, REC has increased the potential throughput measured as peak silane flow and silicon growth capacity by approximately 50%;

- REC also has taken steps to improve production efficiency, *i.e.*, yield. In the Siemens reactor based silicon production process, this is mainly related to avoiding contamination of the silicon rods and chunks after they have been harvested from the reactor. The Company has improved and eased the process of harvesting, breaking and packaging of the product to suit the level of purity required for PV applications; and

- REC Silicon has taken a number of steps to reduce the cost of input factors, including personnel reductions, continuous efforts to improve operating procedures and price negotiations with key suppliers of raw materials and consumables.

At the Moses Lake plant, these measures have resulted in an increase in the number of metric tons of polysilicon produced per employee from 10.4 in 2003 to 14.0 in 2005. REC Silicon is undertaking a number of initiatives at its Butte plant with the aim of reducing manufacturing unit costs in a similar fashion.

In addition to these ongoing efforts to improve manufacturing costs, REC Silicon is contemplating an expansion of its polysilicon manufacturing capacity based on a proprietary version of FBR technology. The silane decomposition phase of polysilicon production (see "Industry Overview – Solar power technology – Overview of the polysilicon production technologies") consumes roughly 10% as much energy when FBR technology is used as when Siemens reactors are used. If the Company determines that FBR technology is viable for large-scale production and decides to proceed with the contemplated investment, introduction of FBR technology would be expected to result in a significant reduction in the cost of electricity per kilogram of polysilicon produced.

In REC Wafer, manufacturing unit costs are a key performance indicator. REC Wafer continuously focuses on reducing manufacturing unit costs by increasing throughput, increasing yield and reducing the cost of input factors. Factors that influence REC Wafer's manufacturing unit costs include:

- *Increasing throughput.* REC Wafer has reduced manufacturing unit costs by increasing throughput, especially through changes to the design of its furnaces and by increasing the degree of automation in the wafer singulation and quality control steps of the process.

- *Increasing yield through reduced wafer thickness.* Reductions in wafer thickness tend to increase the number of wafers that can be obtained from a single block. REC Wafer has been reducing the thickness of its wafers, most recently from 280 μm to 240 μm in August 2005 and from 240 μm to 200 μm for a significant part of its production at Herøya in February 2006. Decreases in wafer thickness have a positive effect on volumes sold. For example, a decrease in wafer thickness from 240 μm to 200 μm increases the number of wafers that can be obtained from a single block by 10%, assuming the same rate of wafer breakage. The resulting change in production processes can lead to an increase in wafer breakage, but in the Company's experience this increase usually is temporary.

- *Increasing yield through reduced wafer breakage.* Reducing the incidence of wafer breakage during the wafer production process significantly improves yields and thereby improves REC Wafer's manufacturing unit costs. Newly introduced or sub-optimal production processes can have negative effects on production output. For instance, certain of the furnaces that the Company installed at Herøya in 2005 initially caused cracks in ingots, thereby resulting in a decrease in wafer yield. For these reasons, the Company continuously focuses on improving its production processes, including mechanical functions and treatment processes for materials, and is planning initiatives in these areas, including the use of additional saws (to reduce saw speed and the related breakage) and further increases in automation in the overall wafer production process.

- *Reducing costs of input factors.* Reduction of costs of key input factors, *e.g.*, costs for slurry and labor, has been and remains a high priority for REC Wafer. Manufacturing unit costs have been reduced through introduction of slurry recycling, and the Company expects that its plans to introduce on-site recycling will further reduce the cost of slurry. For further information, see "The Company's Business – REC Wafer – Sourcing of inputs into the production process." In addition, through implementation of automation in the wafer line, REC Wafer has reduced the contribution of labor costs to manufacturing unit costs.

Through these initiatives, REC Wafer has increased productivity, measured in terms of square decimeters of wafers produced per employee per year, from 100,000 in 2000 to 400,000 in 2005.

In REC Solar, throughput, yield and input factor costs also are key performance indicators and are an important focus in REC Solar's efforts to reduce manufacturing unit costs of cells and modules. Key elements of these efforts have included:

- *Increasing throughput and yield.* To increase throughput, REC Solar has among other things increased automation, *e.g.*, using robots for cutting of foil and backsheets, which also has a positive effect on yield. Increased throughput and yield reduce unit costs, as fixed costs are distributed over a larger number of units produced.

- *Reducing costs of input factors.* REC Solar has reduced costs both by reducing the amounts of inputs, such as silver and aluminum paste, that are used in cell production and by reducing the cost per kilogram of paste.

Through these initiatives, REC Solar has increased productivity, reducing the number of employees per MWp of production from 17.2 in 2004 to 9.7 in 2005.

Energy Prices

Energy is a significant component of the overall costs of REC Silicon. In 2005, the cost of energy accounted for 31% of REC Silicon's total operating expenses (defined as the sum of costs for raw materials and consumables used, changes in inventories of finished goods and work in progress, employee compensation and benefit expense and other operating expenses). The cost of energy represented and 13% of the consolidated total operating expenses (as so defined) of the Company.

The importance of energy prices in REC Silicon's cost structure is due in large part to the fact that production of polysilicon using traditional Siemens reactors is inherently energy-intensive. The only supplier of electricity to the Company's polysilicon manufacturing plant in Butte, Montana, is a privately owned electric utility that charges market-based prices. By contrast, the plant in Moses Lake, Washington is able to purchase electricity from a not-for-profit public utility that charges on a cost-plus basis. REC Silicon benefits significantly from having access to electricity at its Moses Lake facility at prices that are lower than those charged in other markets. See "Risk Factors – Risks Relating to the Company -- The Company's results of operations may be adversely affected by fluctuations in energy prices or by developments in markets related to the Company's primary markets."

On the other hand, however, demand for PV systems, and therefore demand for the products of the Company that are used in those systems, is directly correlated with energy prices. When the price of electricity derived from conventional sources increases, PV-generated electricity tends to become more competitive. See "Risk Factors – The Company may not be able to realize sufficient cost reductions and product and process-related improvements."

Currency Exchange Rates

Currency exchange rates, particularly exchange rates between the U.S. dollar, the Norwegian kroner and the euro, can have a significant impact on the Company's consolidated results of operations. The Company estimates that, in 2005, the amount of expenses denominated in U.S. dollars was significantly higher than the amount of revenues denominated in U.S. dollars, and that the amount of expenses denominated in euro was significantly lower than the amount of revenue denominated in euro. The Company estimates that, in 2005, the amount of revenues denominated in Norwegian kroner was slightly lower than the amount of expenses denominated in Norwegian kroner. Accordingly, the Company is in particular exposed to the risk of a potential rise in value of the U.S. dollar against the euro and/or the Norwegian kroner and a decrease in the value of the euro against the Norwegian kroner. For information regarding the Company's strategy for hedging against currency risk, see "– Risk Management – Currency Risk."

Capacity Expansions

The Company is in the process of expanding production capacity at REC Wafer and is also contemplating several additional possible investments designed to expand its production capacity substantially during the coming years. The most significant expansion projects are the following:

- REC Wafer is in the process of constructing a new wafer manufacturing facility adjacent to its current facility in Herøya, Norway. The new facility is expected to have a capacity of approximately 200 MW and is expected to come on line by the end of 2006. The Company expects to incur expenditures of approximately NOK 400 million to complete the construction of this facility in the course of 2006.

- REC Wafer is also in the process of expanding the capacity of its wafer manufacturing facility in Glomfjord from 100 MW per year to approximately 150 MW per year by the end of 2006 and expects to incur capital expenditures of approximately NOK 240 million in the course of 2006 in connection with this expansion.

- The Company is also planning a further expansion of the capacity of the Glomfjord facility, to approximately 200 MW per year by the middle of 2008, depending on the availability of polysilicon.

The Company estimates that this additional investment would involve capital expenditures of approximately NOK 130 million through 2008.

- REC Silicon is contemplating the construction of a new polysilicon production facility in Moses Lake, Washington based on its proprietary version of the FBR technology. The new facility would be expected to have a capacity of approximately 6,000 MT of polysilicon per year and would be expected to come on line in 2008. The Company is contemplating capital expenditures of up to approximately NOK 3.5-4.0 billion (U.S.$ 500-600 million) for the construction of this facility, divided over the period from 2006 to 2008.

- The Company is also contemplating further expansions of its wafer, cell and module manufacturing capacities. For further information with regard to these potential investments, see "– Capital Expenditures."

The Company has not approved all of the capital investment plans described above. Approximately NOK 770 million have been approved by the Company's Board of Directors to date, while expansions representing capital expenditures of approximately NOK 6-7 billion are under consideration. The foregoing estimates do not include related working capital requirements.

Furthermore, the Company has not yet determined all significant future anticipated capital expenditures and investments. The PV industry currently is experiencing rapid development in terms of competition and technology, and the Company may find it necessary or advisable to change its strategic priorities or focus for investments. Material changes in circumstances could necessitate re-evaluation of the Company's contemplated investments.

Description of Key Income Statement Line Items

Sales of Products and Services

The Company's principal sources of external revenue are sales of solar-grade polysilicon, electronic-grade polysilicon and silane gas by REC Silicon, sales of wafers by REC Wafer and sales of solar cells and modules by REC Solar.

Raw Materials and Consumables used

The consolidated cost of raw materials and consumables used includes primarily purchases of metallurgical silicon, hydrogen and nitrogen at REC Silicon, purchases of slurry, wire and crucibles at REC Wafer and purchases of paste for cell production, and glass, polymers, tedlar back sheets and junction boxes for module production at REC Solar. Raw materials and consumables used as a percentage of revenues amounted to 25.3% in 2005 and 40.4% in 2004. Slurry used by REC ScanWafer represented the largest category of costs for raw materials and consumables used, accounting for approximately 15% of such costs in 2005 and 2004, respectively.

Employee Compensation and Benefit Expense

Employee compensation and benefit expense consists of salaries, bonuses and sales commissions, the Company's contributions to the Norwegian National Insurance (or "social security") scheme, pension expenses and other pay-related expenses. Employee compensation and benefit expense as a percentage of revenue amounted to 16.7% and 20.6% of total revenue in 2005 and 2004, respectively.

Other Operating Expenses

Other operating expenses consist primarily of freight and transportation costs, energy and water costs (including cost of electricity purchased), maintenance costs for property, plant and equipment, insurance costs and other operating costs. Other operating expenses accounted for 24.3% and 23.1% of total revenue in 2005 and 2004, respectively. In 2005 and 2004, energy and water costs represented the largest category of other operating expenses, accounting for 34% and 26% of other operating expenses in 2005 and 2004, respectively.

Earnings Before Financial Items, Taxes, Depreciation and Amortization

In the following discussion and analysis of the Company's results of operations, reference is made to EBITDA, which the Company defines as profit/(loss) for the year before income tax expense, fair value/foreign exchange effect on convertible loans, other financial income/expenses, interest expense, impairment of financial assets, interest income, share of loss of associates, depreciation of tangible assets, impairment of tangible assets and amortization of intangible assets. The Company's definition of EBITDA may differ from that of other companies. EBITDA should not be considered as an alternative to income before taxes as an indicator of our results of operations in accordance with generally accepted accounting principles. EBITDA also is not an alternative to cash flow from operations in accordance with IFRS or Norwegian GAAP.

In the preceding discussion and elsewhere in this Prospectus, the Company has presented information concerning the percentage of the consolidated EBITDA of the Company, before elimination of intersegment transactions and corporate costs, that is represented by the EBITDA of each of the Company's segments in 2005. As a result of intersegment transactions and corporate costs, the sum of EBITDA of the individual segments before elimination of intersegment transactions and corporate costs in 2005 (NOK 916.5 million) exceeded the Company's consolidated EBITDA for that year by NOK 86.3 million. For further information in this regard, see Note 6 of the Notes to the IFRS Financial Statements. IFRS does not require the Company to, and the Company does not, allocate this amount to individual segments for purposes of calculating segment EBITDA after elimination of intersegment transactions and corporate costs. Accordingly, you should not assume that any segment's contribution to consolidated EBITDA of the Company after elimination of such transactions and costs would be equivalent to that segment's contribution to the Company's consolidated EBITDA before elimination of such transactions.

References to the EBITDA of any segment in the following discussion are to the EBITDA of that segment before elimination of transactions between segments and corporate costs. Similarly, references to the revenue of any segment (as opposed to "external sales") in the following discussion are to the revenue of that segment before elimination of transactions between segments.

Fair Value/Foreign Exchange Effect on Convertible Loans

Under IFRS, the Company was required to account for its U.S.$140 million convertible bonds, which mature in December 2006, and its EUR 31 million convertible bonds, which matured on 31 March 2006, by splitting them between a liability element and an embedded derivative (which represents the bondholders' option to convert the bonds into Shares of the Company), and because the loans are not denominated in Norwegian kroner (the Company's functional currency), the embedded derivative is required to be recorded as a liability. The fair value of the embedded derivative is required to be estimated at each reporting date, with changes in fair value being recorded in the income statement. As a result, an increase in the estimated value of the Company's Shares from one balance sheet date to the next therefore has the effect of requiring the Company to record an increase in liabilities. Including the ordinary exchange effect, this requirement had a negative impact of NOK 493 million on the Company's pre-tax income for 2005 but no impact on the Company's cash flows. The EUR 31 million convertible bonds were fully converted on their maturity date of 31 March 2006. As of 31 March 2006, 99.88% of the aggregate principal amount of the U.S.$140 million convertible bonds had been converted.

Critical Accounting Policies and Use of Estimates

The Company has prepared its consolidated financial statements in accordance with IFRS and/or Norwegian GAAP, as described above. The Company's significant accounting policies under IFRS, as described in Note 2 to the IFRS Financial Statements, are essential to understanding the Company's reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. The Company cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.6 to the IFRS Financial Statements. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. For further information regarding these estimates, see Note 7 of the Notes to the IFRS Financial Statements. These estimates involve certain management judgments and were based on the Company's best estimates and projections at the time of its review, and the value may be different if other assumptions are used. In future periods, the Company could be required to record an impairment loss based on the impairment test performed, which could significantly affect its results of operations and financial condition at that time.

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Where the actual final outcomes (on the judgment areas) differs significantly from management's estimates, the Company would need to increase or decrease the tax liability and the deferred tax liability.

Fair value of derivatives and other financial instruments

The fair value of financial instruments is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analyses for various available-for-sale financial assets that were not traded in active markets. These analyses involve certain management judgments and were based on the Company's best estimates and projections at the time of its review, and the values may be different if other assumptions are used.

Breakdown of Revenue by Geographic Area

The following table shows the revenue of the Company broken down by geographic area according to customer location:

	For the years ended December 31,		
	2005	2004	2003
	(in millions of NOK)		
	(IFRS)	(IFRS)	(NGAAP)
Europe	1,907.2	941.3	193.9
United States	158.1	39.9	92.8
Asia	1,004.1	606.3	-
Other countries	68.8	35.5	10.7
Sum	3,138.2	1,623.0	297.5
Corporate/Eliminations	(684.3)	(352.8)	-
Total revenues	2,453.9	1,270.2	297.5[1]

(1) The Company changed its accounting principles after 2003 and therefore the total sales by region for 2003 does not reconcile with restated 2003 NGAAP accounts.

For a breakdown of the Company's revenues for 2005, 2004 and 2003 by area of activity, see "– Results of Operations" below, which provides a breakdown of revenue by operating segment for those years.

Results of Operations

Year Ended 31 December 2005 compared to Year Ended 31 December 2004 (IFRS)

Revenues

Consolidated revenues almost doubled from NOK 1,270.2 million in 2004 to NOK 2,453.9 million in 2005, reflecting significant increases in revenues in all segments in 2005 compared with 2004.

The following table sets forth revenues for each of the Company's segments under IFRS for 2005 and 2004:

	For the years ended December 31,		
	2005	2004	% change
	(in millions of NOK)		
REC Silicon	1,018.1	338.6	200.7
REC Wafer	1,596.4	883.9	80.6
REC Solar	403.9	214.0	88.7
Corporate/Eliminations[1]	(564.5)	(166.3)	239.4
Total	2,453.9	1,270.2	93.2

(1) Includes unallocated revenues of NOK 8.0 million in 2005 and NOK 6.3 million in 2004.

REC Silicon. REC Silicon's revenues increased by 200.7% from NOK 338.6 million in 2004 to NOK 1,018.1 million in 2005, primarily due to the acquisition of ASiMI on 29 July 2005 and the full consolidation of REC Solar Grade Silicon as of 1 August 2005. ASiMI contributed NOK 564.0 million to REC Silicon's revenues in 2005, or 83% of the increase in REC Silicon's revenues from 2004 to 2005. ASiMI contributed 1,150 metric tons of polysilicon to REC Silicon's total production in 2005. During 2005, approximately 90% of ASiMI's polysilicon production consisted of electronic-grade polysilicon produced to satisfy ASiMI's pre-existing contractual obligations under long-term contracts. The remainder of the increase in revenues of REC Silicon was due primarily to an increase of approximately 26% in the average price for solar-grade polysilicon produced by SGS. The effect of these factors was partially offset by a decrease from 2004 to 2005 in the volume of solar-grade polysilicon sold by SGS, from approximately 3,000 metric tons in 2004 to approximately 2,400 metric tons in 2005, despite increased production volume at SGS, primarily due to lower drawdowns on inventory in 2005 compared to 2004. The Company entered 2005 with relatively low levels of inventory due to high demand in 2004 and therefore could not sell more than its production volume in 2005.

External sales accounted for 64.1% of REC Silicon's revenues in 2005, compared to 74.1% in 2004. Internal sales (representing exclusively sales of solar-grade polysilicon to REC Wafer) increased from NOK 87.8 million in 2004 to NOK 365.3 million in 2005.

The sale of silane gas represented a significant part of REC Silicon's revenue and EBITDA in 2005, and a material adverse change in the silane gas market or in the Company's competitive position within that market could have a significant adverse impact on the Company's results of operations.

REC Wafer. Revenues of REC Wafer increased by 80.6% from NOK 883.9 million in 2004 to NOK 1,596.4 million in 2005, primarily reflecting an increase in volumes sold from 116 MW in 2004 to 219 MW in 2005, itself mainly due to a doubling of the capacity of the Herøya plant, an increase in wafer yield from 83% in 2004 to approximately 90% in 2005 and the reduction in wafer thickness from 280 μm to 240 μm in the second and third quarters of 2005. In addition, REC SiTech, which the Company acquired effective July 2005, contributed NOK 71.6 million to REC Wafer sales in 2005.

External sales accounted for 87.5% of REC Wafer's revenues in 2005, compared to 91.0% in 2004. Internal sales (representing exclusively sales of wafers to REC Solar) increased by 151.4% from NOK 79.6 million in 2004 to NOK 200.1 million in 2005.

REC Solar. REC Solar's revenues increased by 88.7% from NOK 214.0 million in 2004 to NOK 403.9 million in 2005, almost exclusively due to increased volumes of cells and modules sold. An increase in average prices for cells and modules of approximately 5% also contributed marginally to the increase in

revenues of REC Solar. All of REC Solar's revenues were derived from sales to external customers in 2005 and 2004.

Raw materials and consumables used

Consolidated raw materials and consumables used increased by 20.9% from NOK 513.4 million in 2004 to NOK 620.9 million in 2005. ASiMI and REC SiTech contributed NOK 104.3 million to consolidated raw materials and consumables used in 2005, or nearly all of the increase in consolidated raw materials and consumables used from 2004 to 2005. Excluding the effect of these acquisitions, raw materials and consumables used remained essentially constant from 2004 to 2005, as the effect of increased production volume was offset by productivity improvements. Raw materials and consumables used as a percentage of revenues decreased from 40.4% in 2004 to 25.3% in 2005, primarily because prices for the products sold by the Company to customers increased more than prices for raw materials and consumables purchased by the Company.

Changes in inventories of finished goods and work in progress

Changes in inventories of finished goods and work in progress improved from an expense of NOK 60.9 million in 2004, representing inventory drawdowns primarily relating to REC Silicon, to an income of NOK 4.5 million in 2005, representing essentially stable inventories in 2004.

Employee compensation and benefit expense

Employee compensation and benefit expense increased 56.5% from NOK 262.0 million in 2004 to NOK 409.9 million in 2005. ASiMI and SiTech contributed NOK 30.7 million to consolidated employee compensation and benefit expense in 2005, or 20.8% of the increase in consolidated employee compensation and benefit expense from 2004 to 2005. In addition, employee benefit and compensation expense at REC ScanWafer increased by approximately NOK 62.6 million from 2004 to 2005, due to increased production capacity and productivity improvement bonus paid to employees in 2005. An increase from 2004 to 2005 of approximately 25% in the average number of employees in both corporate functions and REC Solar also contributed to the increase in consolidated employee compensation and benefit expense. Finally, the average number of employees of REC Solar Grade Silicon that contributed to consolidated employee compensation and benefit expense increased from 2004 to 2005, as a slight decline in the number of employees of SGS was more than fully offset by the effect of full consolidation of SGS from 1 August 2005. Employee compensation and benefit expense as a percentage of revenues decreased from 20.6% in 2004 to 16.7% in 2005, due to increased production per employee and increased prices for the products sold by the Company to external customers.

Other operating expenses

Other operating expenses increased by 104.1% from NOK 292.8 million in 2004 to NOK 597.5 million in 2005. ASiMI and REC SiTech contributed NOK 200.0 million to consolidated other operating expenses in 2005, or 65.6% of the increase in other operating expenses from 2004 to 2005. The remainder of the increase was accounted for primarily by an increase in other operating expenses of REC ScanWafer and SGS, which was mainly due to increased production volume. Other operating expenses as a percentage of revenues increased slightly from 23.1% in 2004 to 24.3% in 2005 mainly due to increased energy costs.

Earnings before financial items, taxes, depreciation and amortization

As a result of the foregoing factors:

- REC Silicon's EBITDA increased from NOK 26.4 million in 2004 to NOK 413.0 million in 2005;
- REC Wafer's EBITDA increased from NOK 149.3 million in 2004 to NOK 417.1 million in 2005;
- REC Solar's EBITDA improved from negative NOK 9.1 million in 2004 to NOK 86.4 million in 2005; and
- The Company's consolidated EBITDA (after elimination of transactions between segments and corporate costs) increased nearly six-fold from NOK 141.1 million in 2004 to NOK 830.2 million in 2005.

Amortization of intangible assets

Amortization of intangible assets increased from NOK 3.4 million in 2004 to NOK 13.6 million in 2005, due to an increase in amortization of intangibles at REC Silicon that was attributable to the acquisition of ASiMI.

Impairment of plant, property and equipment

Impairment of plant, property and equipment increased by 107.6% from NOK 6.6 million in 2004 to NOK 13.7 million in 2005. In both 2004 and 2005, impairment of tangible assets related primarily to equipment removed from the Company's wafer and cell manufacturing facilities in connection with capacity expansions and streamlining of production lines.

Depreciation of plant, property and equipment

Depreciation of plant, property and equipment increased by 120.8% from NOK 91.2 million in 2004 to NOK 201.4 million in 2005. The increase in depreciation of tangible assets resulted in significant part from the acquisition of ASiMI. In connection with that acquisition, the Company was required to write up the value of property, plant and equipment of ASiMI and SGS by nearly NOK 1 billion, which is to be depreciated over approximately 15 years following the acquisition date. The depreciation of fixed assets of ASiMI and SGS contributed NOK 60.2 million to depreciation of tangible assets in 2005, and scheduled depreciation of those assets is expected to contribute approximately NOK 70 million to depreciation of tangible assets in 2006 and subsequent years. The remainder of the increase in depreciation of tangible assets resulted primarily from an increase in assets at REC ScanWafer as a consequence of the expansion of its business.

Earnings before financial items and taxes

As a result of the foregoing factors, the Company's consolidated earnings before interest and taxes ("EBIT") increased from NOK 39.8 million in 2004 to NOK 601.4 million in 2005.

Share of loss/profit of associates

The Company's share of the loss of associates increased from NOK 1.6 million in 2004 to NOK 7.1 million in 2005, representing the Company's share of the loss of CSG Solar.

Interest income

Interest income increased from NOK 1.4 million in 2004 to NOK 6.3 million in 2005 due to an increase in cash and cash equivalents, which in turn resulted primarily from the fact that, from 2004 to 2005, as the Company chose to hold, on average, more cash and cash equivalents in 2005 than in 2004.

Impairment of financial assets

Impairment of financial assets decreased from NOK 6.7 million in 2004 to zero in 2005. The impairment in 2004 related to a write down of the Company's investment in Afrisol, Morocco, a small home solar systems installer.

Interest expense

Interest expense increased from NOK 46.1 million in 2004 to NOK 146.8 million in 2005, primarily as a result of a substantial increase in average interest-bearing long-term loans, which in turn mainly represented indebtedness incurred in 2005 to finance the acquisition of ASiMI and the increase in the Company's equity interest in SGS, including principally the Company's U.S.$140 million convertible bonds due December 2006 and its U.S.$140 million shareholder loan entered into in July 2005 (which was replaced in November 2005 with a senior debt term loan facility). For further information regarding these agreements, see "Related Party Transactions."

Other financial income/expenses

Other financial income/expenses increased from an expense of NOK 1.4 million in 2004 to income of NOK 69.2 million in 2005. Other financial income/expenses represent primarily "exchange differences," including the effect of exchange rate movements on indebtedness denominated in currencies other than

Norwegian kroner and the effect of "mark-to-market" accounting for derivative instruments that the Company does not account for as hedges under IFRS.

Fair value/foreign exchange effect on convertible loans

As discussed above under "– Description of Key Income Statement Line Items – Fair Value/Foreign Exchange Effect on Convertible Loans," the Company is required under IFRS to recognize an increase or decrease in liabilities when the estimated value of the shares underlying its convertible bonds increases or decreases, as the case may be. This requirement had a negative impact of NOK 493 million on the Company's pre-tax income for 2005.

Profit/loss before tax

As a result of the foregoing factors, results before tax increased from a loss of NOK 8.4 million in 2004 to a gain of NOK 30.1 million in 2005.

Income tax expense/benefit

Income tax expense increased from a benefit of NOK 2.3 million in 2004 to expense of NOK 26.2 million in 2005, as a result of the shift from a loss before taxes in 2004 to a profit before taxes in 2005.

Profit/loss for the year

As a result of the foregoing factors, net result for the year increased from a loss of NOK 6.1 million in 2004 to a profit of NOK 3.9 million in 2005. This result includes a negative impact of NOK 355 million on after-tax profit resulting from the requirement under IFRS, described above, to recognize an increase or decrease in liabilities when the estimated value of the shares underlying its convertible bonds increases or decreases, as the case may be. None of the Company's consolidated loss for 2004 or 2005 was attributable to minority interests.

Year Ended 31 December 2004 compared to Year Ended 31 December 2003 (Norwegian GAAP)

Revenues

Consolidated revenues increased nearly five-fold from NOK 289.4 million in 2003 to NOK 1,418.1 million in 2004, reflecting significant increases in revenues in all segments in 2004 compared with 2003.

The following table sets forth revenues of each of the Company's segments under Norwegian GAAP for 2004 and 2003.

	For the years ended December 31,		
	2004	2003	% change
	(Norwegian GAAP) (in millions of NOK)		
REC Silicon	533.7	193.0	176.5
REC Wafer	883.9	194.1	355.4
REC Solar	214.1	31.5	579.7
Corporate/Eliminations	(213.6)	(129.2)	65.3
Total	1,418.1	289.4	390.0

REC Silicon. REC Silicon's revenues increased 176.5% from NOK 193.0 million in 2003 to NOK 533.7 million in 2004. This increase was due to increased volume, as the amount of polysilicon sold increased from approximately 1,100 metric tons in 2003 to approximately 3,000 metric tons in 2004, while prices remained essentially constant.

External sales accounted for 74.7% of REC Silicon's revenues under Norwegian GAAP in 2004, compared to 48.1% in 2003. Internal sales (representing exclusively sales of solar-grade polysilicon to REC Wafer) increased by 34.6% from NOK 100.2 million in 2003 to NOK 134.9 million in 2004.

REC Wafer. Revenues of REC Wafer increased from NOK 194.1 million in 2003 to NOK 883.9 million in 2004, primarily due to the Company's acquisition of a majority interest in REC ScanWafer in

September 2003, which accounted for NOK 423.6 million, or 61.4%, of the increase. The remainder of the increase in revenues of REC Wafer (before elimination of intersegmental sales) was attributable primarily to an increase in volume of wafers produced and sold, from 82 MW in 2003 to 134 MW in 2004, the effect of which was partially offset by a decline in the average price per square decimeter of wafers sold.

External sales accounted for 91.0% of REC Wafer's revenues in 2004, compared to 84.1% in 2003. Internal sales (representing exclusively sales of wafers to REC Solar), increased by 158.4% from NOK 30.8 million in 2003 to NOK 79.6 million in 2004.

REC Solar. REC Solar's revenues increased from NOK 31.5 million in 2003 to NOK 214.1 million in 2004, primarily due to the fact that REC ScanModule and REC ScanCell engaged essentially only in test production during 2003 and had very limited commercial production in that year, as compared to a full year of commercial production in 2004. All of REC Solar's revenues were derived from sales to external customers in 2004 and 2003.

Raw materials and consumables used

Raw materials and consumables used increased from NOK 62.1 million in 2003 to NOK 512.4 million in 2004, largely due to the acquisition of a majority interest in REC ScanWafer which also increased its production from 82 to 134 MWp during the period. This accounted for NOK 354.8 million, or 78.8%, of the increase. An increase in the external purchases in REC Solar in line with its increased production and in the volume of metallurgical silicon purchased in line with the increased volume of solar-grade polysilicon produced represented the remaining increase in raw materials and consumables used.

Change work in progress and finished goods

Change in work in progress and finished goods shifted from income of NOK 53.6 million in 2003 to expense of NOK 81.9 million in 2004, representing buildup of inventories of polysilicon and wafers in 2003 and drawdown of those inventories in 2004.

Employee compensation and benefit expense

Employee compensation and benefit expense increased by 110.2% from NOK 138.7 million in 2003 to NOK 291.5 million in 2004. The acquisition of a majority interest in REC ScanWafer accounted for NOK 123.9 million, or 81.1%, of the increase. The remainder of the increase was due primarily to a substantial increase in the average number of employees of REC Solar from 2003 to 2004, which reflected the commencement of commercial production by REC Solar at the end of 2003 and beginning of 2004.

Other operating expenses

Other operating expenses increased by 63.8% from NOK 230.2 million in 2003 to NOK 377.0 million in 2004. The acquisition of a majority interest in REC ScanWafer contributed NOK 32.9 million, or 22.4%, to the increase in other operating expenses. The remaining increase was accounted for by an increase in operating costs at REC Silicon of NOK 113.3 million, which related partly to increased production and partly to an increase in maintenance costs.

Earnings before financial items, taxes, depreciation and amortization

As a result of the foregoing factors:

- REC Silicon's EBITDA improved from negative NOK 9.4 million in 2003 to NOK 41.7 million in 2004;
- REC Wafer's EBITDA improved from negative NOK 17.3 million in 2003 to NOK 149.3 million in 2004;
- REC Solar's EBITDA improved from negative NOK 31.1 million in 2003 to negative NOK 9.2 million in 2004; and
- The Company's consolidated EBITDA (after elimination of transactions between segments and corporate costs) improved from negative NOK 88.0 million in 2003 to NOK 155.2 million in 2004.

Amortization of intangible assets

Amortization of intangible assets increased from NOK 20.9 million in 2003 to NOK 55.9 million in 2004, primarily as a result of the acquisition of a majority interest in REC ScanWafer, which accounted for NOK 27.3 million, or 78.0%, of the increase.

Impairment of plant, property and equipment

Impairment of plant, property and equipment increased from NOK 4.3 million in 2003 to NOK 6.6 million in 2004. As in 2005 and 2004, impairment of tangible assets in 2003 related primarily to equipment removed from the Company's wafer and cell manufacturing facilities in connection with capacity expansions and streamlining of production lines.

Depreciation of plant, property and equipment

Depreciation of plant, property and equipment increased from NOK 31.6 million in 2003 to NOK 96.4 million in 2004, primarily as a result of the acquisition of a majority interest in REC ScanWafer, which accounted for NOK 46.7 million, or 72.1%, of the increase. The remainder of the increase in depreciation was due primarily to increased assets, which in turn resulted from the organic growth of the Company.

Earnings before financial items and taxes

As a result of the foregoing factors, the Company's consolidated EBIT improved from negative NOK 144.7 million in 2003 to negative NOK 3.7 million in 2004.

Share of loss of associates

Share of loss of associates improved from a loss of NOK 5.8 million in 2003 to a loss of NOK 1.6 million in 2004. Share of loss of associates in 2003 related to the Company's minority interest in REC ScanWafer through August 2003, while share of loss of associates in 2004 related to CSG Solar, as noted above.

Interest income

Interest income increased from NOK 1.4 million in 2003 to NOK 1.5 million in 2004.

Write downs of financial fixed assets

Write downs of financial fixed assets increased from NOK 3.7 million in 2003 to NOK 6.7 million in 2004. These write downs related to a module factory in Namibia in 2003 and, as noted above, to the Moroccan company Afrisol in 2004.

Interest expense

Interest expense increased by 63.5% from NOK 28.2 million in 2003 to NOK 46.1 million in 2004. The increase in interest expense resulted from debt acquired in connection with the acquisition of REC ScanWafer.

Other financial income/expenses

Other financial income/expenses improved from expense of NOK 18.8 million in 2003 to income of NOK 4.8 million in 2004. Other financial income/expenses relates primarily to "exchange differences," as described above.

Loss before tax

As a result of the foregoing factors, loss before tax decreased from NOK 199.8 million in 2003 to NOK 51.7 million in 2004.

Income tax expense/benefit

Income tax benefit decreased from NOK 56.7 million in 2003 to NOK 3.6 million in 2004, primarily due to the decrease in the Company's loss before tax. For further information regarding income tax expense in 2003 and 2004, see Note 7 to the Norwegian GAAP Financial Statements.

Loss for the year before minority interests

As a result of the foregoing factors, loss for the year before minority interests decreased from NOK 143.1 million in 2003 to NOK 48.1 million in 2004.

Minority interest

NOK 14.5 million of income was attributable to minority interests in 2004, compared to NOK 14.9 million of loss attributable to minority interests in 2003. The loss in 2003 related to the minority interest in REC ScanWafer (from September 2003 through December 2003) and in SGS, while the income in 2004 related to the minority interest in SGS.

Loss for the year attributable to equity holders of the Company

As a result of the foregoing factors, loss for the year attributable to equity holders of the Company decreased from NOK 128.2 million in 2003 to NOK 62.6 million in 2004.

Liquidity and Capital Resources

Liquidity

In 2004 and 2005, aside from indebtedness incurred primarily to fund acquisitions, the Company's principal source of liquidity has been cash flow from operating activities. In 2003, the Company experienced negative cash flow from operations and relied on cash flow from financing activities, principally issuance of Shares and incurrence of long-term indebtedness, as a source of liquidity. At 31 December 2005, reported total current liabilities under IFRS exceeded reported total current assets by NOK 819.2 million, primarily due to the fact that reported total current liabilities included the effect of a current liability of NOK 1.7 billion relating to the Company's convertible loans. For further information, see " – Description of Key Income Statement Line Items – Fair Value/Foreign Exchange Effect on Convertible Loans.

The Company believes that it has sufficient working capital for its present requirements during the twelve months following the date of this Prospectus.

Cash Flows

Net cash flow from operating activities

The Company's net cash inflow from operating activities amounted to NOK 556.0 million and NOK 198.2 million in 2005 and 2004, respectively, as determined in accordance with IFRS. In 2005, trade receivables and trade payables increased by NOK 407.5 million and NOK 208.2 million, respectively, reflecting the substantial growth in the Company's business. Inventories remained largely constant from 2004 to 2005.

The Company had net cash inflow from operating activities of NOK 217.7 million in 2004 and net cash outflow from operating activities of NOK 226.1 million in 2003 as determined in accordance with Norwegian GAAP. Trade receivables and trade payables increased by NOK 62.2 million and NOK 64.0 million, respectively, reflecting modest growth in the Company's business.

Net cash flow from investing activities

The Company's net cash used in investing activities amounted to NOK 2.4 billion in 2005 and NOK 221.0 million in 2004 as determined in accordance with IFRS. The Company's principal uses of cash for investing activities in 2005 were the acquisitions of ASiMI, including the indirect acquisition of the remaining 30% equity interest in SGS, and to a significantly lesser extent the Company's acquisition of REC SiTech. The remainder of the increase in net cash used in investing activities related primarily to increased purchases of manufacturing equipment in connection with capacity expansions at REC Wafer and REC Solar. In 2004, the Company's principal use of cash for investing activities was manufacturing equipment.

The Company's net cash used in investing activities amounted to NOK 216.7 million in 2004 and NOK 140.4 million in 2003 as determined in accordance with Norwegian GAAP. In 2004, cash used in investing activities reflected the activities described above. In 2003, cash used in investing activities was evenly divided between purchases of manufacturing equipment and deferred payment of a portion of the purchase

price for the Company's increase of its equity interest in REC Solar Grade Silicon from 50% to 60%, the contract for which was signed in 2002.

Net cash flow from financing activities

The Company's net cash flow from financing activities amounted to NOK 2.0 billion in 2005 and NOK 370.5 million in 2004 as determined in accordance with IFRS. The Company's principal sources of cash from financing activities in 2005 were the issuance of the Company's U.S.$140 million convertible bond in July 2005 and a U.S.$140 million shareholder loan that was replaced in the fourth quarter of 2005 with a U.S.$140 million term loan. Cash from financing activities in 2004 reflects primarily sales of Shares for cash to Elkem AS and Sumitomo.

The Company's net cash flow from financing activities amounted to NOK 362.2 million in 2004 and NOK 330.6 million in 2003 as determined in accordance with Norwegian GAAP. In 2004, cash from financing activities reflected the activities described above. Cash from financing activities in 2003 was evenly divided between issuance of new shares and incurrence of long-term loans.

Contractual Obligations and Commercial Commitments

A summary of the Company's total consolidated contractual obligations and commercial commitments to make future payments is presented below.

Contractual obligations[1]
As of 31 December 2005
NOK Million

		Payments due by period		
	Total	Less than 1 year	1-5 years	Thereafter
Current borrowings[2][3]	154.2	154.2	–	–
Long-term borrowings and finance lease liabilities[4]	2,081.4	–		
Operating lease obligations[5]	44.9	11.2	21.1	12.6
Total				

(1) Excludes obligations of non-consolidated investee companies.
(2) Excludes NOK 1.7 billion representing the Company's convertible loans as of 31 December 2005, which will not give rise to a material cash payment obligation. For further information, see Note 28 of the Notes to the IFRS Financial Statements.
(3) For further information, see Note 18 of the Notes to the IFRS Financial Statements.
(4) Includes bank borrowings, amounts due to Komatsu and NOK 5.4 million of finance lease obligations. For further information, see Note 18 of the Notes to the IFRS Financial Statements and, with regard to amounts due to Komatsu, "Related Party Transactions" and Note 31 of the Notes to the IFRS Financial Statements.
(5) For further information, see Note 30 of the Notes to the IFRS Financial Statements.

In addition to the obligations reflected in the table above, the Company has other commercial commitments, including trade payables of NOK 257.6 million at 31 December 2005 and capital expenditures contracted but not yet incurred relating to property, plant and equipment, which amounted to NOK 399.6 million at 31 December 2005.

Capital Resources

Bank Loan Facility

In March 2006, the Company entered into a NOK 5,425 million credit facility with a syndicate of banks led by DnB NOR, consisting of the following elements:

- a five-year, NOK 1,750 million term loan;
- a six-year, NOK 3,000 million revolving loan facility; and
- a five-year, NOK 675 million revolving loan facility.

The credit facility contains financial covenants requiring the Company to maintain:

- A ratio of "total equity" to "total assets" (each as defined in the facility documents), or "equity ratio," of:
  - 22.5% through 31 March 2006;
  - 25.0% from 1 April through 30 June 2006;
  - 27.5% from 1 July through 30 September 2006; and
  - 30.0% thereafter; and
- A ratio of "total interest-bearing debt" to "EBITDA" (each as defined in the facility documents), or "gearing ratio" of:
  - less than 3.0 through 30 September 2006;
  - less than 2.75 from 1 October 2006 through 31 March 2007; and
  - less than 2.5 thereafter.

The interest rate on drawings under the facility is based upon the European interbank offered rate, the London interbank offered rate, the U.S. interbank offered rate or the Norwegian interbank offered rate, depending on the currency of the drawing, plus a margin determined from time to time with reference to the gearing ratio applicable at such time, in accordance with the following table:

Gearing ratio	Margin (as percentage of principal amount)
Less than or equal to 0.75	0.30%
Between 0.75 and 1.25	0.45%
Between 1.25 and 1.75	0.60%
Between 1.75 and 2.25	0.75%
Between 2.25 and 2.75	0.90%
Greater than 2.75	1.00%

For purposes of calculating the gearing ratio, the Company's EUR 31 million and U.S.$140 million convertible debt issues (both of which were essentially fully converted as of 31 March 2006) are excluded from the computation of "total interest-bearing debt," and accounting effects under IFRS relating to the Company's convertible debt are excluded from the calculation of the gearing ratio and the equity ratio. From the first drawdown under this facility on 31 March 2006 through the first measurement date at the end of September 2006, the applicable interest rate will be the relevant interbank offered rate plus 0.75%.

U.S.$140 million Convertible Bonds due 2006

In July 2005, the Company issued U.S.$140 million aggregate principal amount of 8% subordinated convertible bonds due December 2006. The conversion price per underlying common share of the Company is approximately NOK 12.75 (depending on the exchange rate between the U.S. dollar and the Norwegian kroner at the time of conversion). As of 31 March 2006, 99.88% of the aggregate principal amount of the U.S.$140 million convertible bonds had been converted.

EUR 31 million Convertible Bonds due 2006

In September 2003, the Company issued EUR 31 million aggregate principal amount of 7.9% subordinated convertible bonds due 31 March 2006. The conversion price per underlying common share of the Company was NOK 118. 100% of the aggregate principal amount of these bonds had been converted prior to or on the maturity date of 31 March 2006.

Capital Expenditures

The Company's investments in property, plant and equipment amounted to NOK 66.2 million in 2003 and NOK 205.2 million in 2004 under Norwegian GAAP, and NOK 202.3 million in 2004 and NOK 426.4 million in 2005 under IFRS. As noted above under " – Cash Flows – Net cash flow from investing activities," these expenditures in all three years under review related primarily to purchases of manufacturing equipment.

To date in 2006, total invested and committed capital amounts to approximately NOK 650 million, of which a significant majority relates to expansion of wafer manufacturing capacity at REC Scanwafer's plants in Herøya and Glomfjord. The remainder relates primarily to the installation of a new module manufacturing line in REC Solar's plant in Glava and debottlenecking activities in REC Silicon's plant in Butte. Of the total of NOK 650 million, approximately NOK 200 million have already been invested in 2006 to date. Beyond the total of NOK 650 million, the Company is not legally committed to carry out any of the future planned and contemplated projects.

Capital expenditures for increases in production capacity and efficiency improvements in 2006, 2007 and 2008 are expected to include:

- approximately NOK 400 million in 2006 for construction of a new wafer manufacturing facility in Herøya, an ongoing project;

- approximately NOK 240 million through the end of 2006 for expansion of the Company's existing wafer manufacturing facility in Glomfjord; and

- up to an additional NOK 130 million for a further expansion of the capacity of the Glomfjord facility, to approximately 200 MW per year by the middle of 2008, which has been approved by the Company's Board of Directors, subject to the availability of polysilicon.

In addition to these investment projects, which have already been approved by the Company's board of directors and are in progress, the Company is contemplating a number of other investment projects, including:

- a new polysilicon production facility in Moses Lake, Washington based on the Company's FBR technology. The related capital expenditure would consist of approximately NOK 3.5 - 4.0 billion in total for construction of the plant and would include approximately NOK 1.5 billion in the second half of 2006, approximately NOK 1.9 billion in 2007 and the remainder in 2008;

- between NOK 1.4 billion and NOK 2.1 for construction of between two and three additional wafer manufacturing facilities, similar to the ongoing expansion of Herøya, with the timing of these capital expenditures to depend on when the investment decision is made (although they are currently expected to be made in the period from 2008 to 2010); and

- additional capital expenditures in the REC Solar division, with timing and size of such capital expenditures depending on the strategic approach taken by the Company and whether further expansions are undertaken through organic growth, acquisitions and/or joint ventures.

The Company believes that proceeds of this offering, together with drawdowns on the DnB NOR facility described above, will be sufficient to cover its planned and contemplated capital expenditures relating to the projects described above through the end of 2008. However, any failure on the part of the Company to comply with the financial or other covenants contained in the DnB NOR facility, or any other default or event of default under the facility, could jeopardize the Company's ability to finance its planned capital expenditures.

In addition, material changes in circumstances relating to the PV industry could necessitate re-evaluation of the Company's contemplated investments. For further information, see " – Overview – Capacity Expansions."

Risk Management

Market risk

Foreign exchange risk

The REC Group operates internationally and is exposed to foreign exchange risk, primarily with respect to the U.S. dollar, the Norwegian kroner, the euro and the Swedish kroner. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. For information regarding the Company's foreign exchange rate exposure, see " – Overview – Factors Affecting the Company's Results of Operations – Currency Exchange Rates" and "Risk Factors – The Company is exposed to exchange rate risks." The Company estimates that, if the average exchange rate of the U.S. dollar to the euro and the average exchange rate of the euro to the Norwegian kroner had been 10% higher in 2005 than the actual average exchange rates for that year, the Company's profit would have been approximately 5% lower than reported profit for that year.

To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, REC and its subsidiaries use forward contracts. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. The individual entities are responsible for managing their net position in each foreign currency by using external forward currency contracts.

The Company has certain investments in foreign operations, the net assets of which are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Company's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Cash flow and fair value interest rate risk

As the Company has no significant interest-bearing assets, its revenue and operating cash inflows are substantially independent of changes in market interest rates.

The Company's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the REC Group to fair value interest-rate risk. The Company's policy is to balance interest-rate risk through a combination of variable and fixed interest rate borrowings. The Company aims to ensure that at least 25% of borrowings are fixed, and 25% of borrowings are floating, with the remainder being set as appropriate. Interest rate swaps are utilized, where necessary, to achieve the desired balance.

The Company manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps. Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest-rate swaps, the Company agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Credit risk

The Company subjects all new customers to a credit check before entering into long-term contracts with them. Over the course of its history to date, the Company has had limited write downs on its receivables.

Significant Developments Since 31 December 2005

To date in 2006, the Company has experienced modest increases in prices for its products across all of its divisions and increased production volumes in line with its budget for the year. The Company is continuing its work on developing and testing the FBR technology described above. Ramp up of new production capacities in REC Solar is proceeding according to plan, and capacity expansion projects in REC Wafer are progressing on time and on budget. Ramp-up costs relating to these capacity expansions are already accruing and are expected to amount to slightly more than NOK 100 million in 2006. The Company's inventory levels have remained low to date in 2006 due to high demand for is products.

Except as disclosed elsewhere in this Prospectus, there has been no significant change in the financial or trading position of the Company since 31 December 2005.

Industry Overview

The following discussion and the discussion appearing under the heading "The Company's Business" elsewhere in this Prospectus contain information sourced from third parties. The Company confirms that this information has been accurately reproduced and that, as far as the Company is aware and is able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Where information sourced from third parties has been presented, the source of such information has been identified.

Introduction

The Company's activities are concentrated in the PV manufacturing and polysilicon production industries. The PV industry produces solar wafers, cells and modules that convert energy from sunlight into electricity. Polysilicon is the primary raw material for the PV industry. For further information, see "The Company's Business."

Renewable Energy

Historically, the world's energy consumption needs have been met through exploitation of non-renewable resources such as fossil fuels (*e.g.*, oil, coal and natural gas) and nuclear power. By some measures, according to Renewables 2005 Global Status Report ("Renewables 2005"), these sources together accounted for 83% of the world's energy consumption needs in 2004, while the remaining 17% of the those needs were met by renewable energy sources, including traditional biomass and large hydropower and "new" renewables, such as small hydropower, modern biomass, wind, solar, geothermal, and biofuels. Renewable energy competes with conventional sources of energy in four distinct markets: power generation, hot water and space heating, transport fuels and rural retail energy supply. Globally installed power generation capacity was approximately 3,800 GW at the end of 2004 and renewable energy (excluding large hydropower) comprised approximately 4% of this capacity (around 160 GW), supplying approximately 4% of global electricity production in 2005, according to Renewables 2005.

Power generated from renewable energies has experienced considerable growth in recent years, and industry observers generally expect that growth in this area will continue.

Key Drivers for Increased Use of Renewable Energy Sources

The primary drivers of demand for renewable energy sources include the following:

- environmental pollution caused by the use of fossil fuels, which many believe to be responsible for long-term climatic change, and the resulting tightening of regulations aimed at reducing carbon dioxide emissions;
- the rapidly increasing global demand for energy due primarily to the expanding global population and expected economic growth, especially in South and East Asia;
- the finite nature of oil and gas reserves and the associated increase in prices expected in the long term;
- decreased costs of energy from renewable sources, making such energy increasingly competitive in new markets and segments;
- geopolitical supply risk of fossil fuels and the perceived need of some developed countries (such as the United States and Japan) to reduce dependence on imported oil;
- possible environmental and human health hazards associated with nuclear power generation and the disposal of enriched uranium;
- the perceived need for reduction of grid irregularities and thus increased focus on distributed electricity generation in some developed markets (such as California and South Africa), as well as increasing electrification of developing countries; and

- the increased contribution of renewable energy sources to employment in some developed countries (such as Japan and Germany).

The Company believes that governments and policymaking bodies are increasingly seeing the need to respond to these drivers. By mid-2005, according to Renewables 2005, at least 43 countries had a national target for renewable energy, including all 25 member States of the European Union. Furthermore, the Kyoto Protocol, an amendment to the United Nations Framework Convention on Climate Change, became legally binding in February 2005. The protocol requires the 126 countries that are signatories to reduce their emissions of six key greenhouse gases for the period from 2008 to 2012 to below the levels prevailing in 1990. For many countries, implementation of the Kyoto Protocol is expected to be a major challenge, and industry observers see increased use of renewable energy sources for power generation as an essential part of meeting the protocol's requirements.

Solar and PV-Based energy

Solar energy has a number of advantages over other renewable energy sources. Solar energy can generate electricity in remote areas, supplying off-grid requirements, and is relatively inexpensive to harness. The systems used to convert solar energy into useable energy are silent, have few or no moveable parts and can be manufactured, installed and maintained relatively easily.

The total amount of energy radiated from the sun to the earth's surface is considerable. The greater the available solar radiation at a given location, the larger the quantity of solar energy that can be generated. Accordingly, the largest potential markets for solar energy lie on the world's sun belt. The following diagram illustrates annual exposure to solar radiation measured in kWh/m^2 per day. A radiation of 6 kWh/m^2 per day translates into 2,190 hours of potential solar energy and electricity generation. High levels of solar radiation are evident in parts of the United States, Latin America, Africa, Asia and Australia.


90
60
30
0
-30
-60
-90
-180
-120
-60
0
60
120
180
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
>8.50

(Region average = 3.8649 KWh/m^2 /day)

Source: *REC, based on data derived from NASA/SSE February 2005*

To date a number of different technologies have been developed to take advantage of solar energy. One such technology is PV technology, which involves the conversion of sunlight into electricity through the use of solar cells.

With respect to power generation, PV has been the most rapidly growing renewable energy technology in the world. Total installed PV generation capacity has increased from approximately 1.5 GW at the beginning of 2000 to 4.0 GW at the end of 2004, representing an average annual growth rate of approximately 20% during the period, according to Renewables 2005.

The use of PV applications can be broken down into consumer products, off-grid industry applications, off-grid solar home systems and grid-connected applications (*i.e.*, residential and commercial systems and power stations that are connected to the main electricity grid and consumer applications). Grid-connected applications represented more than 85% of PV systems installations in 2005 but, unlike off-grid applications, currently still rely on government support in most parts of the world. The Company's products can be used in all of the above applications, other than certain of the small consumer products.

PV Market

According to Marketbuzz 2006 published by Solarbuzz Inc., "Marketbuzz 2006", world demand for systems installations in the PV market amounted to 1,460 MWp in 2005, growing by 43% on average per annum between 2001 and 2005. The table below shows the total level of PV installations at end-customer locations by applications between 2001 and 2005. As illustrated by the table below, the primary driver of growth in PV installations during this period has been grid-connected systems, representing over 85% of installed capacity in 2005.

Worldwide Annual PV Installations at End-Customer Locations (MWp)

Source: Solarbuzz LLC
On grid Off grid
1600
1400
1200
1000
800
600
400
200
0
2001 2002 2003 2004 2005

Source: *Marketbuzz 2006*

In addition to annual systems installations, the volume of manufactured PV cells also serves as a measure of the size and growth of the PV market. According to Marketbuzz 2006, a total of 1,800 MWp of PV cells were produced in 2005. The difference between systems installations and cell production can mainly be explained by the inventory build-up across the PV value chain, efficiency loss in module production and underreporting of off-grid installations (Source: EPIA). The following tables show the development of world cell production between 2001 and 2005, representing an annual growth rate of almost 47% per annum for the period.

Regional Production Summary


Source: Solarbuzz LLC
900
800
700
600
500
400
300
200
100
0
ROW
Europe
Japan
USA
2001 2002 2003 2004 2005

Source: *Marketbuzz 2006*

PV Market Future Development

Major industry observers expect continued strong double-digit growth in annual end-customer PV systems installations going forward. The following table lists annual growth forecasts and forecasts for installed capacity at the end of 2010 from several major industry observers.

Source	Annual Growth Forecast (%) 2005-10	Annual PV Installations in 2010
Marketbuzz 2006	17.0% – 21.7% growth in global PV installation at end customer locations	3.2 – 3.9 GWp
Michael Rogol, CLSA Asia Pacific Markets analyst, writing in Photon International (November 2005)	32.0% – 39.8% growth in global cell production	6.0 – 8.0 GWp
EPIA (December 2005)	22.4% – 36.4% growth in global PV installation	3.2 – 5.4 GWp
Sarasin (November 2005)	24.0% growth in global PV installation	3.0 GWp

The PV industry's ability to achieve these targets depends on a variety of important factors, including the following:

- *Government support and incentives to encourage production and consumption of PV-based electricity.* Without government incentives, PV grid-connected systems would not be profitable in most markets, because the costs of generating electricity significantly exceed market prices obtainable for, and the costs of generating electricity from, conventional energy sources. See "Risk Factors – Risks Relating to the PV Industry – Risks relating to the PV Industry – Continued government incentives are of key significance to the PV industry."

  Commonly used incentives in the market today include net metering, feed-in tariffs, capital subsidies and tax credits.

  ➤ *Net metering* is an arrangement in which surplus electricity generated by commercial and residential grid-connected PV installations, *e.g.*, during peak hours, can be sold back to the grid at the same price as when electricity is bought by the end customer from the grid.

  ➤ *Feed-in tariffs* are guaranteed premium prices for supplying PV-based electricity into the grid. Under a feed-in tariff arrangement, grid operators are obliged to purchase output from the PV installations, and the additional cost of electricity is then passed on to all the end consumers. Due to the low share of PV-based electricity relative to total electricity consumption, the additional cost for consumers is negligible.

  ➤ *Capital subsidies* (or buy-down programs) are direct subsidies of the costs of installing a PV system.

  ➤ *Tax credits* permit part of the costs of installing a PV system to be deducted from the tax bill.

- *Cost reductions and continued development of technology to make PV-based electricity more competitive.* The costs of generating PV electricity have been reduced significantly in recent years through increasing mass production and technological progress. Nevertheless, there generally are still substantial cost disadvantages in the area of grid-connected applications in comparison with the market price for electricity in most geographical markets, and the future of the PV market depends significantly on its ability to drive costs down. See "Risk Factors – Risks Relating to the PV Industry – PV industry participants generally, and the Company specifically, may not be able to achieve sufficient cost reductions through product innovations and process improvements." Most PV installations are for grid-connected residential and commercial buildings in developed countries, and electricity generated by these installations must compete with the retail price of electricity which includes not only costs for power generation, but also transmission and distribution, taxes, profits and other fees.

The point at which PV electricity becomes competitive (without government incentives) in any given market depends on the number of hours of sunlight per year in that market, the peak price of electricity from sources other than PV (typically, the main electricity grid) in that market and the cost of the PV system. According to estimates contained in "EC – A Vision for Photovoltaic Technology," in a market with a peak residential price for electricity of approximately EUR 0.20/kWh, PV generated electricity currently would be competitive without governmental incentives in a market with 1,800 sun hours per year. In a market with 900 sun hours per year, PV electricity would reach the same cost level in 2020, assuming a 5% annual reduction in the price of PV systems. In key PV markets, average residential electricity prices in 2004 were lower than EUR 0.20/kWh, including in Germany, Spain, Italy, the United States and South Korea, according to the U.S. Energy Information Administration.

There are, however, certain applications and markets in which PV systems already are able to compete on price with traditional energy sources. For example, in the area of off-grid systems for which there are generally no government incentives under feed-in acts, PV systems are to an extent superior to conventional energy supply solutions. Furthermore, due to high residential electricity prices, installed capacity in Japan has continued to grow despite minimal government incentives over the past several years. Based on this, Japan is considered by many industry observers to be the first grid-connected self-sustained market for PV electricity in the world.

The PV industry continuously focuses on achieving cost reductions through economies of scale, continual technological and process improvements to make PV-based electricity more competitive. In particular, reductions in the thickness of wafers and solar cells and increases in the conversion efficiency of solar cells are expected to help reduce the material and assembly costs required to build a solar module with a given power and revenue generation capacity.

- *High energy prices supporting demand for PV based energy.* As noted above, demand for PV electricity is to a large extent dependent on local retail electricity prices, which represents the alternative cost or the sales price (in the case of net metering) for PV electricity. The global increase in energy prices in general and specifically the recent increases in the price of oil and gas over the last several years have, in the Company's view, highlighted to both governments and consumers the extent of their dependence on fossil fuels and the finite nature of fossil fuel resources. The Company believes that this has resulted in a greater willingness to support and invest in alternative energy sources.

  Furthermore, in certain regions such as Southern Europe and California, the time of day when retail electricity prices are highest, for example due to use of air-conditioning during the day and limitations on grid capacities, generally coincides with the time of day when PV systems are most effective. As a result, PV systems tend to be more attractive relative to other conventional sources in these regions.

- *Low interest rates facilitating greater investments in PV systems.* Interest rate levels play a significant role in determining the attractiveness of all PV system installations, as the up-front investments for installation of a PV system are relatively high and the benefits are generated over the lifetime of the system, which typically is assumed to exceed 25 years. The relatively low interest rates experienced in most developed countries in recent years have thus been favorable for PV energy solutions, and in some countries with relatively low interest rates, such as Japan, investments in solar systems have become attractive relative to other low-risk investments.

- *Constraints in the supply of raw material.* The availability of polysilicon is expected by most industry experts to be the key issue for industry growth in the short to medium term, implying that market growth will be supply-limited in the near-to-medium-term.

Regional Markets

PV installations historically have been concentrated in three countries: Japan, Germany and the United States, which together accounted for approximately 85% of installed PV power at the end of 2005, according to Marketbuzz 2006. The following discussion describes key PV markets based on Marketbuzz 2006.

Germany

In 2005, Germany maintained its position as the largest PV market in terms of annual PV installations at end customer locations. The total size of the German market in terms of installations at end customer locations was 837 MWp in 2005 up from 546 MWp in 2004, representing an increase of more than 50% that was largely the result of the continued attractiveness of the feed-in tariff rates for the PV industry introduced in early 2004 (EEG 2004). The table below shows the evolution in the size of the German market since 2001.

	PV installations at end-customer locations in Germany (MWp)				
German Market	**2001**	**2002**	**2003**	**2004**	**2005**
MWp	79	83	170	546	837

Source: *Marketbuzz 2006*

In order to meet legislative targets for reduction of carbon dioxide emissions, Germany enacted the "Renewable Energy Law" ("*Erneuerbare Energien Gesetz*" or "EEG") in 2000, which among other things introduced a feed-in tariff of €0.50/KWh for PV generated electricity. This was followed by capital expenditure subsidies under the "100,000 roofs" program, which ended in June 2003.

Under the 2004 amendment to the EEG, a base feed-in tariff of 43.42 eurocents/kWh was applicable for ground-mounted systems in 2005, declining by 6.5% annually. The tariff level was between 51.30 and 54.53 eurocents/KWh depending on the system size for systems roof-mounted or on sound barriers, declining by 5% annually. The base tariffs for façade-integrated systems were the same as for roof-mounted systems, also with a 5% annual reduction, however, the façade-integrated systems receive an additional bonus of 5 eurocents/kWh, which is unaffected by the decline. Feed-in tariffs are guaranteed for 20 years, and the decline in tariffs is only relevant for new systems being installed. The reduction is designed to foster efficiency gains and price reductions for PV systems in order to make PV electricity economically viable without subsidies in the long term. Further, with the 2004 amendment to the EEG, the upper limit for PV installations was abolished. The EEG is scheduled to be revisited by the end of 2007. There can be no assurance that the amendments will not result in a reduction in the level of incentives offered for PV electricity. See "Risk Factors – Risks Relating to the PV Industry – Continued government incentives are of key importance to the PV industry."

Japan

According to Marketbuzz 2006, the Japanese PV market is the second largest global market in terms of end-customer installations after Germany, with 292 MWp in 2005 compared to 256 MWp in 2004, an increase of 14%. The following table illustrates the growth in PV installations at end-customer locations in Japan.

	PV installations at end-customer locations in Japan (MWp)				
Japanese Market	**2001**	**2002**	**2003**	**2004**	**2005**
MWp	122	161	218	256	292

Source: *Marketbuzz 2006*

In 2004, Japan's Ministry of Economy, Trade and Industry ("METI") adopted the Basic Guidelines for New Energy Introduction, which set 3% of total electricity consumption from renewable energy sources as a target to be achieved by 2010. Japan's METI has set an additional target of installing 4,800 MWp of cumulative PV capacity by 2010.

Historically there has been a fundamental difference between Japan and other countries in terms of the approach taken to promote PV electricity. In 1994, the Japanese government committed itself to a long-term (15-year) PV policy to support the "establishment of a prospering market." The policy included targets and support for R&D, demonstration tests, market deployment and promotion. The key pillars to support the

growth of the Japanese market have been the residential dissemination program, the high residential energy prices and relatively high solar irradiation of on average 1,500 sun hours per year:

- The residential dissemination program accounts for around 80% of total installed capacity in Japan. The program is based on capital subsidies and at its peak in 2001, the program provided funds of € 176 million to support the growth of PV. Over the last few years, the funds have been reduced significantly, and the program is expected to be phased out completely in 2006.

- Despite the low financial incentives over the last few years, the Japanese PV market has continued to grow at a rate of approximately 15-30% annually in installed capacity over the period from 2001 to 2005. The main reason for this is the high residential electricity prices in Japan, and many industry observers now believe that Japan is a self-sustaining market, *i.e.*, that financial incentives are not required for PV investments in Japan to be profitable.

In Japan, there has also been a strong emphasis on standardization, which encourages economies of scale and the attendant reductions in price. This has made the implementation of PV, both in manufacturing and in the market, very effective.

United States of America

The total size of the United States' PV market in terms of installations at end-customer locations was 105 MWp in 2005, up from 84 MWp in 2004, representing 25% growth. Until recently, the PV market in the United States was dominated by off-grid applications. Recently, however, the market for grid-connected PV systems has been on the rise (68% and 76% of installed MWp capacity in 2004 and 2005, respectively) due to the increasing number of incentives. In this respect, California is the largest market in the United States, accounting for about 77% of the national grid-connected PV market by systems installations. The following table illustrates the growth in PV installations at end-customer locations in the United States.

	PV installations at end-customer locations in United States (MWp)					
US Market MWp	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
On-Grid	7	19	34	41	57	80
Off-Grid	16	18	23	25	27	25
Total	23	37	57	66	84	105

Source: *Marketbuzz 2006*

To date there have been relatively limited U.S. federal subsidies for solar energy in the U.S. market. Currently, the key U.S. federal incentive for solar energy is contained in the 2005 Energy Bill, which increased the residential and corporate solar energy tax credit from 10% to 30% of total installment costs of solar systems for 2006 and 2007 (capped at U.S.$2,000 for residential).

In the absence of U.S. federal subsidies, the development of the grid-connected PV market in the United States has been encouraged primarily through financial incentives offered by individual states and public utilities, as well as through direct legislative mandates.

The State of California continues to drive the development of the PV market in the United States. In January 2006, the California Public Utility Commission ("CPUC") approved a plan that is intended to establish a 10-year solar rebate program running from 2007 through the end of 2016 for new and retrofit installations of PV systems. The goal of the program is to increase the amount of capacity on rooftops in the state to 3,000 MW by 2017. The program provides U.S.$2.5 billion of funding over the period, making it the largest program of its kind in the United States and the second largest in the world after Germany. In connection with this initiative, an additional U.S.$350-400 million of funding have been allocated for PV systems that are to be installed on new homes, which the California Energy Commission will administer. Finally, the CPUC also approved an additional U.S.$300 million to fund commercial projects above 30 kW.

Rest of Europe (outside Germany)

European Market (excluding Germany)	PV installations at end-customer locations in Europe (excluding Germany) (MWp)				
	2001	2002	2003	2004	2005
MWp	23	25	53	75	89

Source: *Marketbuzz 2006*

The Spanish PV market is much smaller than the German market but is perceived to be one of the most promising European markets going forward. A combination of feed-in tariffs and low interest loans support Spain's national targets for renewable energy and PV installations. A new electricity feed-in act that took effect in March 2004 guarantees a national feed-in tariff, currently at 42 eurocents/kWh for systems up to 100 kW and 22 eurocents/kWh for larger systems. The tariff is set at 575% of the actual energy price for systems up to 100 kW and at 300% for systems of more than 100kW and will be revised annually to reflect changes in this actual energy price. Even though the actual feed-in tariff is lower than in Germany, the conditions are relatively more attractive for three reasons: the tariff is guaranteed for 25 years (460% of actual energy price after that), there is no automatic decline of 5% per annum for new installations, and the solar average radiation is higher in Spain (approximately 1,200 sun hours per year) than in Germany (approximately 900 sun hours per year). The cap for installations by 2010 under the current feed-in tariffs was raised during 2005 to 400 MWp.

The Company believes that several other southern European countries, principally Italy, Portugal, France and Greece are promising for the PV industry. In these countries, feed-in tariffs and a high number of sun hours per year result, in the Company's view, in potentially attractive returns for PV installations.

Rest of World

In the remainder of the world, there are a number of emerging PV markets that in the Company's view are well placed for future growth. These are primarily countries that have particularly high energy needs, due to strong economic growth, and favorable solar radiation conditions, such as South Korea, India and China. These markets are currently small, but have or are in the process of introducing incentive plans to accelerate the installation of PV systems. The Company believes that these have the potential to significantly contribute to the growth of PV going forward.

In addition, the Company believes that off-grid markets (*e.g.*, for rural or island electrification) have significant long-term potential. Market observers estimate that hundreds of millions of households worldwide currently lack electric power. While current PV systems prices are too high to permit large-scale development of off-grid markets, the Company believes that these markets will become increasingly important as PV production costs are reduced.

Solar Power Technology

To date, a number of different technologies have been developed to take advantage of solar energy. One such technology is PV technology, which allows electric energy to be generated directly from sunlight through the use of solar cells. The two other solar technologies are the "solar thermal" technology converting solar energy into useful heat and "solar thermal power" technology converting solar energy temporarily into heat and thereafter electricity. The latter technology is typically aimed at the use of direct sunlight (clear sky) and tested in solar desert parks.

PV solar cells consist of thin layers of semi-conducting material, prepared as wafers or films, typically made of silicon. In a PV solar power system, solar cells, which are electrically interconnected within solar modules, absorb sunlight. The semi-conducting materials in the solar cells convert the sunlight into DC electricity. Inverters, which are electric power converters, transform the DC electricity into the more common form of AC electricity, which is the electricity generally used by retail consumers. The electricity produced by the solar power system can be stored, used or sold back to the electric utility grid. Solar power

systems can be interconnected with, or operate independent of, the electric utility grid. The diagram below depicts a typical solar power cell:


FROM SUNSHINE TO ELECTRICITY
Front electrode (-)
Anti-reflection coating
N-type silicon (P+)
P-type silicon (B-)
Back electrode (+)

Different PV technologies are often compared at the cell level. The competitive strength of these different PV technologies, however, is a function of the complete value chain and is primarily derived from two sources:

- Cell efficiency – the amount of energy produced per area of solar cell. The ability to convert solar energy into electricity from a solar cell varies from typically 5-10% for most commercial thin films, 12-21% for crystalline silicon wafer based cells and 20-35% for very advanced and costly multi-junction solar cells designed for space applications.

- Manufacturing cost – how costly it is to produce a solar system based on the given technology.

The main PV industry value chain, from polysilicon through to solar energy system production and installation accounts for approximately 95% of the PV systems currently being installed and consists of several stages, shown in the following diagram.


1. Polysilicon
2. Wafers
3. Cells
4. Modules
5. Systems

Overview of Polysilicon Production Technologies

The process of producing polysilicon begins with metallurgical grade silicon ("MGS"). MGS is purified by various chemical processes to produce electronic-grade ("EG") or solar-grade ("SOG") polysilicon. These can be divided into silane (SiH_4)-based and trichlorosilane ($SiHCl_3$)-based processes depending on the gas that is used in the process. In 2005, according to Company estimates, slightly more than 75% of the feedstock production was trichlorosilane-based, with the remainder being silane-based. The Company's silane-based technology is the only silicon technology today that is not dependent on either taking in limited by-products from other processes or selling relatively non-attractive by-products to other processes.

There are two technologies for producing polysilicon from silicon gases: the Siemens reactor method and the FBR method. In 2005, according to Marketbuzz 2006, more than 90% of industrial polysilicon production was carried out in Siemens reactors and only MEMC operated FBR reactors in mass production. In the Siemens reactor process, the silane or trichlorosilane gas is introduced into a thermal decomposition furnace (reactor) with high temperature polysilicon rods inside a cooled bell jar. The silicon contained in the gas will deposit on the heated rods, which gradually grow until the desired diameter has been reached. In the FBR process, silane or trichlorosilane gas is introduced into a tube-like reactor in which small polysilicon granules are suspended in the gas stream (the "fluidized bed"). The silicon contained in the gas deposits on the surface of the hot granules in the bed until the desired diameter has been reached. The FBR process allows for continuous production and extraction of granules and requires significantly less energy and labor than the Siemens reactor process.

The technology in the Siemens reactor is mature, widely implemented and currently produces a higher quality of material. As the FBR process matures, however, the Company anticipates that it will have significant operational cost advantages.

The purity requirement for solar-grade polysilicon is typically 99.9999%-99.999999% pure, while electronic grade polysilicon tends to be at least 99.9999999% pure. Historically, by-products from the semi-conductor polysilicon industry met the need for polysilicon in the production of wafers for the PV industry. The use of by-products was possible because electronic grade polysilicon used in the semiconductor industry generally is more pure than solar-grade polysilicon. Currently, however, demand for polysilicon from the PV industry has outgrown the availability of by-products, and the PV industry has started to buy prime material from the polysilicon industry.

Overview of PV Wafer Technologies

Production of multicrystalline silicon wafers can be divided into two main steps: casting and cutting. The process starts by placing solar-grade silicon into crucibles, which are then placed in special crystallization furnaces where the silicon is melted. Crystallization takes place either by gradually cooling the crucible from the bottom in order to create multicrystalline silicon or by cooling from the top by introduction of a solid silicon piece on top of the bath in order to create monocrystalline silicon. The end result in both cases is a large piece of crystallized silicon, called an "ingot." These ingots are first cut into smaller bricks of defined sizes and afterwards cut into very thin slices – wafers – by high precision wire saws. The wafers typically have a thickness of 200-280 μm (*i.e.*: as little as one fifth of a millimeter). Finally, the wafers are washed and controlled for quality, before they are packaged and shipped to the customers.

The prevailing PV wafer technologies currently are sawn wafer technologies, which accounted for more than 95% of the total wafer market in 2005 according to Photon International, consisting of monocrystalline and multicrystalline technologies; and non-sawn wafers, consisting primarily of ribbon wafer technologies and sheet wafer technologies. Each of these technologies is discussed in greater detail below.

Sawn Wafer Technologies: Monocrystalline and Multicrystalline

For sawn wafer technologies, polysilicon is converted into mono- or multicrystalline silicon wafers through an ingot casting and slicing process. Sawn wafer cells convert between 13% and 21% of the sunlight that they absorb into electricity. Modules made from crystalline silicon are more efficient and durable than most of the competing technologies. As the cells are sealed from the environment under toughened, high transmission glass, crystalline silicon cells last for many years, with typical commercial guarantees ranging from 20 to 25 years.

Sawn wafers are produced in two different forms, using either monocrystalline or multicrystalline silicon.

Monocrystalline wafers. Monocrystalline wafer technology (Czochralski mono crystal pulling) has the longest production record of all available PV technologies and has historically been used in the semiconductor industry.

The molecular structure of monocrystalline silicon is uniform, as the entire structure is grown from the same, or a "single," crystal, which is optimal for efficiently transferring electrons through the material. Monocrystalline silicon wafers are produced by sawing wafers from relatively small high-purity single crystal ingots. Monocrystalline wafers are more expensive to produce than multicrystalline wafers, but offer advantages in terms of higher energy conversion rates.

Multicrystalline wafers. Multicrystalline silicon consists of numerous smaller crystals or "grains" and generally contain more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in energy conversion rates below those of monocrystalline, multicrystalline silicon wafers are cheaper to produce and offer greater scope for further technological development, such as increasing the size of the ingot and reducing silicon waste and crystal defects.

Non-sawn wafer technologies: ribbon and sheet

Ribbon and sheet technologies offer different methods of producing crystalline wafers and may have a lower cost potential in the long term, since these technologies potentially will require less silicon per square meter of wafer produced as wafers are produced without sawing and the associated silicon wastage. Before ribbon and sheet technologies can become cost-competitive, however, the savings in terms of the reduced amount of silicon required must be sufficient to offset the disadvantages of a smaller wafer, slightly lower energy conversion rates, a higher silicon purity requirement (and probably a higher long-term price for the feedstock) and operational difficulties. In the StringRibbon™ process, a silicon sheet is drawn from a bath of molten silicon using 2 or 4 strings, between which the silicon forms a wafer. In the EFG process, an octagon of 8 sheets is pulled through a graphite crucible and thereafter cut into single wafers. Non-sawn wafer technologies accounted for approximately 3% of wafer production in 2005, according to Photon International.

Overview of PV Cell Technologies

There are two categories of cell technologies: those based on crystalline silicon wafers and those based on thin film technologies. As indicated above, crystalline silicon cells currently are predominant, while thin film technologies are relatively limited in use to date. These two categories are described in greater detail below.

Crystalline cell technologies

For all the wafer types mentioned above, the PV cell process carried out by the majority of the cell manufacturers consists of the following main steps: etching/texturization to reduce saw damage and increase optical confinement, phosphorous doping to create the "p/n junction," anti-reflective coating, printing and firing of contacts, electrical isolation of cell edges and finally quality control, sorting and packaging.

Cells produced from monocrystalline wafers have historically been more efficient than multicrystalline silicon cells, exhibiting average energy conversion rates today between 15% and 17%. Further, two recently developed and more complex cell processes has achieved efficiencies between 17% and 21%. Cells produced from multicrystalline technology typically achieve conversion efficiency levels in the range of 14% and 16%.

Thin-film technologies

Thin-film technologies avoid the crystalline wafer-forming process by the direct deposition of semiconductor material onto glass plates or another substrate, and have received increased focus over the last few years due to the increase in polysilicon prices. These technologies allow for lower production costs for solar cells and modules; however, the efficiency is normally much lower than for wafer-based cells. Further, a higher investment cost per MWp capacity for the production equipment is normally encountered. Thin film based PV modules typically range from 5-10% in efficiency, depending on the technology. The most common materials used are amorphous silicon ("a-Si"), cadmium telluride and copper indium (gallium) diselenide / disulfide. Thin film based solar cells and modules will in the near term be most important for installations where the increased area of the module has little cost impact, for example in rural installations.

Crystalline silicon-based technologies currently dominate the PV market, with a combined 95% market share in 2005, according to Photon International, as indicated in the following graph.

Cell Production Split by Technology



100
75
50
25
0
99 00 01 02 03 04 05
Monocrystalline
Multicrystalline
Ribbon-/sheet c-Si
Others

Source: *Photon International*

Overview of Module Technologies

Solar modules are constructed by connecting several solar cells together, laminating them between glass and polymers, and surrounding the unit in a frame to give it strength for use in outdoor construction. Modules range in size from very small to up to 1-2 square meters in size and can contain up to 36-72 solar cells. Each module generally produces between 10Wp and 300 Wp.

PV Industry Dynamics

The level of concentration in the PV manufacturing industry varies from significant concentration in the polysilicon production business to limited concentration in the modules and systems businesses. In the polysilicon business, barriers to entry are relatively high. As a result, the polysilicon business has been dominated by a small number of relatively large players. At the other end of the value chain, in cells and modules, barriers to entry are relatively low. As a result of the relatively low barriers to entry, market growth in recent years has supported the establishment of many new companies in the cell and module businesses and, to a lesser extent, in the polysilicon and wafer businesses. The current shortage of polysilicon, combined with significant investments in cell and module capacity, has led to significant idle capacity in the downstream part of the industry.

The level of vertical integration in the industry also varies significantly between the different players. The general characteristics of the industry are that most players are integrated between cells and modules, many players are seeking to secure output through integrating forward towards systems on a local basis and many players are also seeking to integrate backwards to secure raw materials. The Company, however, currently is the only vertically integrated company encompassing both polysilicon supply and these downstream steps in the value chain.

Polysilicon

Supply of polysilicon is currently the major bottleneck of the PV industry and has, therefore, become of strategic importance to all manufacturers along the PV value chain. Although the raw material, metallurgical-grade silicon, is plentiful, there are significant barriers to entry. Polysilicon plants involve highly complex processes, technologies and know-how. Further, significant scale, which the Company estimates to be approximately 3,000-5,000 MT, is required to achieve a competitive cost position. The construction of a plant with a 5,000 ton of polysilicon capacity typically requires capital expenditures in the range of U.S.$500-600 million (according to Marketbuzz 2006) and in the Company's experience takes approximately 24-36 months. These entry barriers have resulted in a polysilicon market that has few large, global players. The following chart illustrates the principal suppliers of polysilicon and the breakdown of their production capacities in 2005.

Polysilicon market supply (MT)

Summary	2005
Hemlock	7,700
Wacker Polysilicon	5,600
REC	5,300[1]
Tokuyama	5,200
MEMC	3,800
Mitsubishi Materials	1,600
Mitsubishi Polysilicon	1,260
Sumitomo Titanium	700
Other	220
TOTAL	31,380[2]

Source: *Marketbuzz 2006, except as otherwise indicated*

(1) Source: *REC*

(2) Source: *Marketbuzz 2006, REC*

The rapid growth in demand for PV installations coupled with supply constraints have driven polysilicon prices upwards to approximately U.S.$45-50/kg for long-term contract prices with delivery in 2006, according to Marketbuzz 2006.

The PV industry consumed approximately 17,100 metric tons of polysilicon in 2005, according to Marketbuzz 2006. Historically, the demand from the PV industry has been met by scrap from the polysilicon produced for the electronics industry, but with rapidly increasing demand in recent years, this source of supply is no longer sufficient. The polysilicon consumed by the PV market in 2005 consisted of approximately 2,050 MT of rejected and reprocessed silicon from the electronics industry, 6,450 MT of inventory drawdown and approximately 8,600 MT manufactured exclusively for use in the PV industry. With inventories now being depleted and continued rapid demand growth, the silicon shortage is expected to become even more acute over the next few years.

In response to this, many existing producers of polysilicon, as well as new companies (in China, for example), have started to plan for capacity expansions. However, polysilicon prices have experienced significant price volatility historically, and the Company believes that producers are seeking to secure long-term contracts for new volumes before starting construction of new capacity. Further, most of the producers are subsidiaries of or have close relationships with companies in the semiconductor industry, as a result of which the Company believes that a significant share of the current production and future expansions will remain captive. The Company believes that demand will continue to outstrip supply at least until 2008, when current planned expansions are expected to start taking effect in the market.

Ingots and Wafers

The PV wafer manufacturing industry is quite concentrated, with the five largest manufacturers of crystalline wafers selling wafers externally accounting for approximately 50% of global wafer production and approximately 75% of global multicrystalline wafer production in 2005, according to Company estimates. While there are also barriers to entry in this part of the value chain, in general they are lower than for polysilicon. The main entry barriers currently are significant capital expenditures, access to high performance manufacturing equipment and availability of polysilicon.

The two major categories of key players in the industry are those that supply wafers to the market and those that produce for their own cell manufacturing consumption. Of the largest crystalline wafer manufacturers, in addition to the Company, PV Crystalox, Deutsche Solar and JFE supply a significant proportion of their wafer output to the open market. The rest of the largest producers typically consume the majority of their wafer output in their own cell manufacturing.

Multicrystalline Wafer Production Capacity


MW
250
200
150
100
50
0
2004
2005
REC ScanWafer
PV Crystallox
Deutsche Solar
JFE
Kyocera
BP Solar
Sumco
Schott Solar
Pillar

Source: *Photon International and Company estimates*

The key competitive parameters in wafers are potential energy conversion rate of the wafer, the mechanical properties of the wafer and production cost. Companies in the industry are striving to improve the quality and efficiency of wafers through improvements to their production process. As the quality of any wafer cannot be measured properly until it has been used to make a solar cell, integration across the wafer and solar cells segments of the value chain can be of strategic advantage. Close relationships between customers and suppliers can to some extent address this, by providing full wafer traceability throughout all stages of the production process.

Production costs can be reduced through thinner wafers and reduction of operational costs. Wafer thickness has been reduced 60% over the last four years, with the benefit of reducing the amount of polysilicon required. Location of the manufacturing plants is not currently of major strategic importance, as continued technological development and continuous reduction of other costs are more important than low cost labor. In addition, transportation costs do not make up a significant part of overall costs. Over time, however, the Company expects that proximity to customers and location in countries with low labor costs may become more important.

Cells

The cell part of the value chain is less concentrated than the polysilicon part of the value chain. The top five players represented 53% of the industry production in 2005, and there are relatively many small market participants. The entry barriers are lower here than in the polysilicon part of the value chain, as conventional production technology is widely available and the required scale and capital expenditures are lower.

Nevertheless, in the short term, the shortage of polysilicon and wafers is expected to limit the ability of any new entrants to establish full-scale operations. Due to polysilicon shortage and relatively low entry barriers, the capacity utilization in this part of the value chain for the industry as a whole fell to approximately 78% in 2005 (Source: Marketbuzz 2006). The following table shows actual cell production and cell production capacity for 2001 through 2005.

Cell Production and Capacity (MW)



3500
3000
2500
2000
1500
1000
500
0
Source: Solarbuzz LLC
2001
2002
2003
2004
2005
Capacity
Production

Source: *Marketbuzz 2006*

The solar cell industry is characterized by both a race towards higher efficiency cells and the ability to produce thinner cells. Keeping up with ongoing technological development is therefore likely to be more demanding in this part of the value chain, and significant R&D resources are required. Some companies (such as SunPower) have made breakthroughs in the area of higher efficiency cells (although likely at a higher production cost), and the rest of the industry is increasing its efforts to close the gap to the efficiency achieved by these companies.

Although it is not necessary for cell manufacturers to be integrated with other parts of the value chain, vertical integration enables a greater understanding of technology and efficiency issues, facilitates closer contact with the end customer, and helps to secure a supply of wafers.

Modules

Producing conventional solar modules is partially an assembly and supply chain business and is technically less sophisticated than cell production. Further, the production units are typically of a smaller size, distribution is often focused on regional markets, while investment levels required to construct manufacturing plants are relatively small. The barriers to entry are, and the costs associated with having idle or unused capacity is, therefore relatively low and, given current polysilicon, wafer and cell shortages, significant idle capacity currently exists in the industry.

Key cost factors for conventional modules, in addition to the cells, are labor costs and other direct materials, such as glass, polymers and frames. Therefore, key competitive factors are manufacturing efficiency, automation, scale, purchasing power and low-cost labor. Further, also within the area of modules there are opportunities for technological innovations to increase the conversion efficiency of the modules, and R&D can be an important source of structural advantages in this area. In the future, aesthetic properties and ease of building integration are expected to become more important decision criteria for customers buying systems. This is related to the surface of the cells and modules, as well as module design and even choice between different technologies.

Although the solar module production market is fragmented, it is dominated by companies engaged in PV cell manufacture that are vertically integrated.

System Providers

Systems providers offer other components in addition to the PV modules, such as inverters and mounting equipment. The PV systems market generally is fragmented and local, and the industry and customer structure is different in the different regions. This is partly driven by the fact that systems installations require knowledge of local regulations and incentive schemes. Nevertheless, some regional and even global players are emerging. For example, Conergy is developing a worldwide presence, while other German players are expanding into Southern Europe.

Providing systems is both an assembly and system design business. While technical expertise about the product is less critical than in other parts of the value chain, greater knowledge about suppliers, applications and end-customers is more important than in any other segment. The players in this market tend to be regional, mid-sized companies, *e.g.*, either specialized distributors or installers. Nevertheless, there is, in the Company's view, a trend toward forward integration into this part of the value chain, with companies viewing forward integration as an important step toward securing access to the end-customer and building a brand in the residential and building-integrated PV segments.

The Company's Business

Introduction

The Company is one of the world's leading companies in the PV industry. In 2005, the Company was among the world's largest producers of solar-grade polysilicon and wafers for PV applications by volume, according to Company estimates. The Company is involved in all steps of the PV manufacturing value chain: production of solar-grade polysilicon, manufacturing of silicon wafers, production of solar cells and production of solar modules. The Company has customers in many different parts of the world, seven production plants in three different countries and approximately 1,115 employees as of 31 December 2005. The Company conducts its business through three principal divisions, which also are its operating segments: REC Silicon, REC Wafer and REC Solar.

The Company's principal office is located at Veritasveien 14, P.O. Box 280, N-1323, Høvik, Norway and its main telephone number at that address is +47 67 81 52 50. The Company's website is www.recgroup.com.

History

The Company was formed in 1996 under the name Fornybar Energi AS, assumed the name, Renewable Energy Corporation AS, in 2000 and was transformed into a public limited company (ASA) in 2005. At the time when it was formed, the Company had a 12% equity interest in REC ScanWafer AS, which had been formed in 1994 with the goal of becoming a specialized producer of multicrystalline wafers for the PV industry. In order to improve wafer quality by ensuring a quick and reliable feedback loop from the cell processing step, the Company decided in 1999 to integrate forward in the value chain by also producing solar cells and modules. REC ScanCell AS and REC ScanModule AB commenced production of solar cells and solar modules in 2003.

In 2002, in response to concerns about the long-term availability of silicon feedstock to support the further growth of the wafer business, the Company and ASiMI, owned by Komatsu America Corporation ("Komatsu"), formed a joint venture company then called Solar Grade Silicon LLC, now REC Solar Grade Silicon LLC for the purpose of converting Komatsu's polysilicon plant in Moses Lake, Washington, United States, into a plant dedicated solely to production of solar grade polysilicon.

The Company increased its equity interest in REC ScanWafer to 71% in 2003 and to 100% in 2004.

REC SiTech was formed in April 2004 with the objective of producing monocrystalline ingots for the PV industry. At the time of formation, the Company's equity interest in REC SiTech was approximately 12%. In July 2005, the Company increased its equity interest in REC SiTech to 100%.

In July 2005, the Company acquired Komatsu's interest in SGS, thereby increasing its ownership interest in SGS from 70% to 100%, and simultaneously acquired from Komatsu a majority interest in ASiMI, which owned and operated a polysilicon plant in Butte, Montana, USA. Komatsu retains a non-voting minority interest in ASiMI.

Legal Structure

Renewable Energy Corporation, the parent company of the REC group, is a holding company with no production activities. The following chart illustrates the legal structure of the REC group as of 31 December 2005:



Renewable Energy Corporation ASA
100%
100%
100%
100%
23.03%
15%
REC Silicon AS
REC SiTech AS
REC ScanWafer AS
REC Solar AS
CSG Solar AG
EverQ GmbH
100%
100%
100%
100%
REC Silicon Inc.
REC ScanCell AS
REC ScanModule AB
Solar Vision (PTY) Ltd
100%
100%*
REC Solar Grade Silicon LLC
REC Advanced Silicon Materials LLC

(*) The Company owns 100% of the voting common membership interests in ASiMI, which represent 75% of the equity capital of ASiMI. The remaining 25% of the equity capital is owned by Komatsu America Corporation in the form of non-voting preferred membership interests, which the Company accounts for as long-term indebtedness. See Notes 18 and 31 of the Notes to the IFRS Financial Statements, and see "Material Contracts – Cooperation and Joint Venture Agreements – ASiMI/Komatsu" for a description of Komatsu's rights under the ASiMI Limited Liability Company Agreement.

The following table presents certain additional information concerning the subsidiaries of the Company.

Subsidiary	Jurisdiction of Incorporation	Share of Ownership
REC Silicon AS	Norway	100%
REC Silicon Inc	Delaware (U.S.)	100%
REC Solar Grade Silicon LLC	Delaware (U.S.)	100%
REC Advanced Silicon Materials LLC	Delaware (U.S.)	100%[1]
REC SiTech AS	Norway	100%
REC ScanWafer AS	Norway	100%
REC Solar AS	Norway	100%
REC ScanCell AS	Norway	100%
REC ScanModule AB	Sweden	100%
Solar Vision (PTY) Ltd.	South Africa	100%

(1) Subject to a 25% non-voting preferred membership interest of Komatsu, as described above.

Competitive Strengths

The Company believes that its strong technological position, efficient and scalable operations, own supply of polysilicon, presence throughout the PV value chain, diversified technology portfolio, recognized position in the PV industry and strong management team give it competitive advantages in terms of growth potential, opportunities for cost reduction and technological advancement.

Strong Technological Position throughout the PV Manufacturing Value Chain

To maintain and increase its competitiveness compared to other sources of energy, the PV industry needs to generate reductions in the cost of PV-generated electricity through continuous technological improvements. The Company believes that it has been and is a leader in this development and that its strong technological position throughout the PV value chain represents a key competitive strength for the Company.

- *REC Silicon's* production process for polysilicon is based on silane gas, while most competitors use trichlorosilane. The Company believes that the silane-based process is cost competitive and offers more flexibility when building new capacity than competing processes. Further, the silane gas being produced as an intermediate product in the process can be sold profitably as a separate product. In addition, the Company is contemplating investing in the construction of large-scale production facilities using a proprietary version of the FBR technology for the production of polysilicon. If the Company determines that the FBR technology is viable for large-scale commercial production and decides to proceed with the investment, the Company expects this technology to significantly reduce the costs of producing polysilicon. In the Company's view, the entry barriers for silane gas and polysilicon production are significant given the time and cost to build a plant, the experience required to operate a plant and intellectual property protection for important processes involved. The REC Silicon organization has 20 years of experience in operating both polysilicon plants based on silane gas plants and Siemens reactor technology.

- *REC Wafer* is continuously developing its technology to produce thinner and larger wafers, to produce wafers that yield cells with higher efficiency, to reduce breakage through improved mechanical properties of the wafers and to improve the efficiency of its production process. The Company believes that it has been among the leaders of the industry's development in this respect. The Company is now producing wafers with a thickness of 200 μm, and preparations are in progress for further reductions in wafer thickness. Further, REC Wafer has developed and introduced several proprietary innovations to improve the production process. These include furnaces with high capacity, wafer-sawing equipment tailor-made for multicrystalline ingots, automated wafer washing and automated quality control lines, as well as various other key pieces of production equipment. The Company benefits from patented technology in the areas of ingot cutting, wafer sawing and furnace operation (through its exclusivity arrangements with the furnace supplier). Moreover, REC Wafer is implementing additional process improvements to increase overall quality of the wafers, such as improvements in the sawing and crystallization processes. The Company also believes that, through REC SiTech, REC Wafer is at the forefront of developments in the area of monocrystalline ingot production. REC SiTech has entered into cooperation arrangements with leading industry producers of high-efficiency monocrystalline PV cells to further develop REC SiTech's products.

- *REC Solar* has in its relatively short history focused on technological cooperation with leading players in the industry. The Company is now producing cells and modules based on wafers that are 240 μm thick, with efficiencies normally in the range of 14.0% to 15.6%, and has achieved cell efficiencies close to 16.0%, which is at the forefront of the industry for multicrystalline cells. Moreover, preparations for moving to use of wafers that are 200 μm thick are underway. The Company has increased its efforts to also become a driver of technological development in these parts of the value chain. Several innovations have already been introduced into the production process and the Company has numerous patent applications pending. These innovations are targeted towards both handling thinner wafers and cells in the production process and increasing the efficiency of the end product.

Efficient and Scalable Operations

While the Company expects technological innovation to remain important in the PV industry, the Company also anticipates that, as the PV industry becomes more mature, the ability to own and operate large-scale, cost-effective production facilities will gradually increase in importance relative to technological innovation. The Company believes that the scale and scalability of its operations, its industrial approach to the production processes and its focus on and proven record of reducing cost through continuous production process improvements represent key competitive advantages.

- *REC Silicon*, with its facilities in Moses Lake, Washington and Butte, Montana, is among the largest polysilicon producers in the world and was in 2005 the largest in the world with monosilane-based production and the only one with an entire plant dedicated solely to production of solar-grade silicon. The Company believes that, with relatively low energy costs and increasing throughput, its Moses Lake facility already is one of the most cost-effective polysilicon production facilities in the industry, and that its plans for the Butte facility, including the planned discontinuation of electronic-grade polysilicon production as existing contracts expire over the next several years, should enable it to achieve improvements of a similar nature at its Butte facility. In addition, based on current

technology, the Company believes that, because its polysilicon production is based on monosilane, it has greater flexibility in choosing sites for further capacity expansions than competitors that use trichlorosilane-based production. These competitors need to choose production sites based on availability of feed gases and the possible off-take of significant volumes of by-products from the trichlorosilane process.

- *REC Wafer* was the world's largest multicrystalline wafer producer in 2005, accounting for approximately 13% of the worldwide market based on Marketbuzz 2006's estimate of global solar cell production. REC Wafer has devoted substantial resources to improving the design of its wafer plants to permit large-scale production of wafers at a low cost, such as the use of automation in the production processes, well-organized materials flow, the development of customized furnaces that are more cost-effective than equipment available off-the-shelf and recycling of slurry. The Company also places significant emphasis on the utilization of advance production management techniques (*e.g.*, "lean manufacturing") to promote efficient operation and continuous improvements. Based on these efforts, the Company believes that it is among the most cost-effective wafer producers in the industry. Moreover, the Company believes that in its existing facility in Herøya, it has identified an optimal size for its wafer manufacturing unit and can scale up production efficiently by constructing new wafer manufacturing facilities based on the same design.

- *REC Solar*, despite having started production only in 2003, compares favorably in the Company's view to major competitors in terms of automation of its production processes, and the Company believes that in 2005 REC Solar's operational margins already were in line with those of leading players in the cell and module manufacturing businesses. In the production process, REC Solar is working to implement a highly automated production process based on "lean manufacturing" principles. The trend toward thinner wafers and larger modules, which is expected to continue, accelerates the need for automation, as wafers become too thin and modules too large and heavy to be handled manually. Automation also reduces labor cost per unit produced.

Own Supply of Polysilicon

REC Silicon produced 5,300 MT of polysilicon in 2005, of which 2,700 MT was solar-grade polysilicon. The Company's reliable supply of polysilicon feedstock enables it to supply both its own needs and to some degree those of the wider PV industry.

As a result of its own supply of polysilicon and its long-term contracts with customers, the Company was able to run its wafer, cell and module production facilities essentially at full capacity in 2005 and to date in 2006, while according to Marketbuzz 2006 the global average of PV cell manufacturing plant capacity utilization rate fell to 78% across the industry in 2005, from 88% in 2004. Running at full capacity with positive operating margins offers the Company greater latitude to work on technological development of its products and production processes.

The Company anticipates that the current polysilicon shortage in the market will likely persist over the next few years and, in the Company's view, its reliable and growing supply of feedstock offers significant advantages in terms of planning production, operating efficiently, pursuing expansion plans and developing new customer relationships.

Long-term supply of polysilicon also represents an important strategic asset for the Company. In today's market, many new ventures lack polysilicon to commercialize their operations. As the Company has done with EverQ, it will continue to explore and establish partnerships with companies and individuals possessing technologies that in the Company's view are promising, are complementary to the Company's technologies and can contribute to the further development of the PV industry.

Presence throughout the Value Chain

The Company currently is the only player in the PV industry that has significant presence through all levels of the PV manufacturing value chain, which in the Company's view generates several advantages. First, the Company believes that future technological advancements in the PV industry will require close collaboration among different parts of the value chain, and that vertical integration permits such collaboration to take place more effectively and openly than it would through traditional cooperation. For example, reductions in wafer thickness require close collaboration between the wafer, cell and module

manufacturing stages of the value chain. Further, going forward, the Company also believes that technological advancements likely could result from joint design across different parts of the value chain.

In addition, with competing technologies being developed in all areas of the PV value chain, *i.e.,* in polysilicon, wafers, cells and modules, the Company believes that its presence throughout the entire value chain provides it with insight into which combinations of emerging technologies and production process improvements have the most attractive long-term potential. The ability to understand and combine alternative new technologies and production process improvements provides the Company with a broader basis for long-term success in the industry and improved ability to benefit from growth of the PV industry.

Finally, having presence across the value chain is also beneficial from a continuous improvement perspective. Having the customer and supplier in the same corporate structure facilitates a better and more open dialogue about how to achieve continuous improvements in production processes throughout the value chain. In addition, the Company's strong long-term customer relations allow for enhanced quality control and feed-back loops and offers opportunities for benchmarking of product quality and costs.

Diversified Technology Portfolio

The Company believes that, with a market share of approximately 90% in 2005 in terms of volumes produced according to Photon International, sawn wafer-based technologies have gained a technological advantage over, and a higher level of customer acceptance than, alternative technologies. Nevertheless, because complementary technologies could develop, the Company is actively searching for and investing in complementary technologies which in its view have the potential to become significant and competitive in the future. Examples of these are the Company's investments in EverQ and CSG Solar, each of which is involved in the commercialization of complementary PV technologies that the Company views as promising. EverQ is engaged in the production of wafers, solar cells and solar modules using the so-called "string ribbon" process, in which wafers are made without the conventional sawing process. This string ribbon process is dependent on a high purity granular form of silicon, which the Company is developing as part of its contemplated investment in FBR technology. CSG Solar is a company that currently is starting up a 20 MW production facility for its proprietary microcrystalline silicon-based thin film modules for the solar energy market. The Company believes that important synergies could develop between silane processing at REC Silicon and the use of silane gas at CSG Solar, assuming that CSG Solar progresses further into large-scale manufacturing.

Recognized Position in the PV Industry

The Company has a relatively long and successful history in the PV industry. It has succeeded with several important strategic moves to quickly become the leader in certain segments of the industry. Further, the Company has historically focused on long-term relationships with key industry players and believes that it is recognized in the industry as a reliable, high quality supplier to the largest customer groups in the PV industry. The Company believes that these factors, combined with its own supply of polysilicon, lead many players to look to the Company when considering collaboration on new opportunities in the PV industry.

Strong Management Team

The Company has an experienced and qualified management team. The management team has extensive experience and a proven track record of execution in the PV industry, or in companies operating in similar industries. Several of the members of the management have been pioneers within the PV industry and have participated in most of the recent development of the industry. In addition, the Company has recruited additional managers to complement this strong PV industry experience base, with experience from larger, industrial, public companies. While it is important to maintain the agility of an entrepreneurial company, the Company also recognizes the need to establish more formal corporate development and control process to support the future growth of the Company.

Strategy

In order to fulfill the Company's vision of becoming the leading and most cost efficient player in the PV industry for the long-term, the Company has developed a strategy focusing on outpacing a high growth

market, strengthening cost leadership through innovation and industrialization and balancing risks through a diversified technology portfolio. These strategic objectives are further described below:

Outpacing the High Growth PV Market

The Company believes that the PV industry will grow substantially in the near- and medium-term, and industry observers estimate that this growth may be between 17 - 40% annualy through 2010 (see "Industry Overview – PV Market Future Development"). Accordingly, in order to maintain and eventually increase the Company's current market shares, which the Company considers essential to maintain its strong competitive position, the Company intends to invest significantly to further increase its production capacity in each of its segments.

- *REC Silicon* produced approximately 5,300 MT of polysilicon in 2005. Based on identified potential for de-bottlenecking and on the Company's plans for gradually converting the plant in Butte, Montana to focus exclusively on solar grade quality once current contracts for electronic-grade polysilicon have expired, the Company believes that it can increase its polysilicon production capacity to nearly to 6,500 MT per year by 2010. Further, the Company is contemplating an investment in a new polysilicon production facility in Moses Lake, Washington, based on a proprietary version of the "fluidized bed reactor" technology. This new facility would have a capacity of approximately 6,000 MT of "prime" granular solar grade polysilicon per year and would be expected to come on line in 2008. Approximately 60% of the planned total capacity increase of REC Silicon is intended to secure the further contemplated growth of REC Wafer. REC Wafer is now in the process of securing long-term take-or-pay contracts with up-front payments from several key customers. At present, more than two years before new wafer capacity would be expected to come on stream, REC Wafer has signed letters of intent for approximately 50% of the resulting additional wafer output. In addition, REC Wafer will dedicate some of the additional wafer output to REC Solar to promote further growth in the Company's cells and modules businesses.

- *REC Wafer* produced multicrystalline wafers representing 220 MWp and monocrystalline ingots representing 16 MWp in 2005. The division is currently expanding production capacities at both its Herøya and its Glomfjord plants, and based on these capacity increases and continuous improvements in its existing plants, the Company expects that its total wafer production will reach approximately 550 MW in 2009. The Company anticipates that the additional output from these planned expansions largely will be covered through existing supply contracts with REC Silicon and some external suppliers. Further, if the Company proceeds with its contemplated new polysilicon plant in Moses Lake, REC Wafer expects to have feedstock available for significant further growth. The Company's goal is to add capacity representing another 350-400 MW between 2008 and 2010. However, plans for this additional capacity have not yet been finalized, and the Company currently is evaluating the scope, technology platform, location, timing and partnering strategy for this expansion.

- *REC Solar* produced 20 MWp of PV cells and 14 MWp of PV modules in 2005, and is a small, but growing player in this part of the industry. The division is currently expanding production capacities in both its cells and modules plant to 45 MWp by the end of 2006, but will still be behind leading players in terms of volume. The Company believes that rapid growth within REC Silicon and REC Wafer, combined with the restrained situation for the rest of the industry, places REC Solar in an attractive position for further expansion. The Company expects to significantly expand its operations in the Solar area, both through organic initiatives and by exploring partnering opportunities to narrow the gap to the currently largest companies in the cells and modules businesses.

Strengthening Cost Leadership through Innovation and Industrialization

The Company aspires to be the most cost-efficient player in the PV industry and to contribute to making PV-based electricity more competitive with traditional sources of energy. The Company believes that, to achieve that goal, it will need to reduce costs per MW produced significantly, and to achieve the needed cost reductions the Company intends to take advantage of economies of scale, invest to maintain technological leadership, and apply lean manufacturing principles.

- *Taking advantage of economies of scale.* The Company already is one of the largest players in the polysilicon industry, and the scale of the new plant planned in Moses Lake is designed to optimize production output per dollar invested. In its wafer business, the Company believes that it has already reached critical scale, and further expansions will be based on units of around 200-250 MW, which the Company has found to be optimal size from an operational and cost-efficiency point of view. In the areas of cells and modules, the Company intends to narrow the gap to the leading players within the industry and believes that the expansion plans within polysilicon and wafers lay the foundation for doing so.

- *Investing to maintain technological leadership.* The Company intends to continue to make significant investments in technology to improve throughput, efficiency and cost competitiveness of all its production facilities. To that end, the Company plans to build upon the efforts of its 40-50 person-strong research and development team and continued collaboration with recognized research institutes and partners in the industry and among equipment manufacturers. The Company invested NOK 60 million and NOK 50 million in research and development in 2004 and 2005, respectively, it expects to invest NOK 90 million in research and development in 2006, and anticipates that this amount will increase further in the near- and medium-term. The Company currently has 24 patents and 23 patent applications pending worldwide in its core businesses.

- *Applying "lean manufacturing" principles.* The Company will continue to apply "lean manufacturing" principles to systematically reduce waste, errors, and complexity in the production processes to continuously improve operational efficiency and manufacturing unit costs.

Balancing Risks through Diversified Technology Portfolio

The Company believes that the traditional crystalline technology (*i.e.*, based on mono- and multicrystalline silicon) will be predominant within the PV industry for the foreseeable future. Nevertheless, PV technology is constantly evolving, and many players are looking to develop new, better and more cost effective components for generating PV electricity. Just as the Company believes that its investments in EverQ and CSG Solar positions the Company to participate in the development of certain complementary PV technologies that the Company views as promising, the Company intends to continue to use joint ventures and minority interests in the future as a means of becoming familiar with and obtaining access to new complementary technologies. The Company devotes significant resources within its technology and business development staff to screen the market for new opportunities, and will consider investments that, based on a thorough evaluation, appear promising in terms of technological viability, commercial market potential and financial attractiveness.

REC Silicon

The Company conducts its polysilicon production businesses through the REC Silicon division. The following table sets forth key data for REC Silicon for the years 2003, 2004 and 2005.

	2005	2004	2003
	(IFRS)	(IFRS)	(N GAAP)
Revenues (in MNOK)	1,018	339	193
Production volume (in MT)[1]			
Electronic-grade polysilicon	2,600	–	–
Solar-grade polysilicon	2,700	2,100	1,750
Number of employees (at year-end)	490	175	160

(1) On a pro forma basis for 2005, as though ASiMI had been acquired as of 1 January 2005.

Introduction

REC Silicon is among the world's largest producers of polycrystalline silicon based on 2005 production volumes and is the only polysilicon producer in the world to dedicate an entire production facility to the PV industry. The division has two production plants, which are both located in the United States, one in Moses Lake, Washington, and one in Butte, Montana. The Moses Lake plant produces only polycrystalline silicon for the PV industry. At the Butte plant, REC Silicon continues to produce electronic grade polysilicon, which it sells primarily to the semiconductor industry. The Butte plant also produces silane gas in excess of its

polysilicon production needs that it sells to specialty gas distributors for use primarily in the production of Integrated Circuits ("IC") and Thin Film Transistor Liquid Crystal Displays ("TFT-LCD").

The Moses Lake plant is wholly owned by REC Silicon through SGS, whereas Komatsu retains a 25% non-voting interest in ASiMI, which owns the Butte plant. For further information on Komatsu's rights under the ASiMI Limited Liability Company Agreement, see "Material Agreement – ASiMI/Komatsu."

Production facilities

Moses Lake
The plant in Moses Lake produced approximately 2,450 MT of solar grade polysilicon in 2005. The capacity for silicon decomposition in the Siemens reactors currently used in the Moses Lake plant is approximately 3,000 MT. REC Silicon intends to achieve full utilization of silicon decomposition capacity over the next few years by streamlining and de-bottlenecking current processes.

Butte
In 2005, the plant in Butte produced approximately 2,600 MT of electronic-grade polysilicon and 250 MT of solar-grade polysilicon. The current volume of electronic-grade polysilicon is linked to contracts REC Silicon assumed when the Company acquired the Butte plant in 2005. For further information, see "Operating and Financial Review – Overview – Acquisitions."

In connection with the acquisition of ASiMI, REC Silicon assumed certain supply obligations under existing long-term polysilicon sales contracts to which ASiMI was a party. Under these contracts, REC Silicon is committed to continue supplying electronic-grade silicon at approximately the same level as in 2005 for the next several years. Following the termination of these agreements, REC Silicon intends to shift the Butte plant's polycrystalline silicon production capacity to solar-grade polysilicon.

The following table sets forth the production volume (in MT per year) of each of the Moses Lake and Butte facilities for the years shown.

	31 December		
	2003	2004	2005
Moses Lake	1,750	2,100	2,450
Butte	2,300	2,600	2,850

To improve production efficiency, REC Silicon intends to optimize the production mix between its two plants and to de-bottleneck the process at the Butte plant in largely the same fashion undertaken between 2003 and 2005 at its Moses Lake plant. In addition to improving the efficiency of its current processes, REC Silicon is currently contemplating a significant expansion of its polysilicon production capacity based on a proprietary version of FBR technology, which the Company anticipates will significantly reduce its polysilicon production costs. For more information in this regard, see "Industry Overview – Solar power technology – Overview of polysilicon production technologies." Successful implementation of the Company's strategy requires that it implement its de-bottlenecking and contemplated capacity expansion plans on time and on budget. For further information in this regard, see "Risk Factors – Risks Related to the Company – The Company may not succeed in achieving the production capacity expansion and cost reduction targeted by its investment plans, which it requires in order to capture expected growth in the markets."

Products

Through REC Silicon, the Company produces and sells solar-grade polysilicon, electronic-grade polysilicon and silane gas. REC Silicon contributed to 26.6% of the Company's consolidated revenues and 45.1% of its EBITDA (before elimination of intersegment transactions and corporate costs) in 2005.

Monosilane gas
REC Silicon produces silane gas (SiH_4) at both of its facilities. While a majority of this production is used by REC Silicon for the manufacture of polysilicon, a portion of the silane gas produced at the Butte, Montana facility is sold to third parties, primarily for use in semiconductor and LCD applications and, to a lesser extent, for use in the production of PV cells and thin film applications. These latter markets represent a growing proportion of REC Silicon's silane gas sales.

REC Silicon produced approximately 7,250 metric tons of monosilane gas in 2005, some of which was sold to third parties.

Solar grade polysilicon

Solar-grade polysilicon is currently produced using two different methods: the Siemens reactor method and the FBR method. For further information regarding these production methods, see "Industry Overview – Solar power technology – Overview of polysilicon production technologies." MEMC currently is the only polysilicon producer to use FBR technology to produce polysilicon commercially. REC Silicon is presently testing and refining its own proprietary version of FBR technology and is contemplating a major investment in expanded production capacity in Moses Lake based on FBR technology.

REC Silicon produced approximately 2,700 metric tons of solar-grade polysilicon in 2005.

Electronic grade polysilicon

Electronic grade silicon wafers are the fundamental building material for semiconductors, which in turn are vital components of virtually all electronics goods, including computers, telecommunications products, and consumer electronics. The highly engineered thin round disks are produced in various diameters (from one inch to twelve inches) and serve as the substrate material on which more than 95% of today's semiconductor devices or "chips" are fabricated.

REC Silicon produced approximately 2,600 metric tons of electronic-grade polysilicon in 2005.

Sourcing of Inputs into the Production Process

Metallurgical grade silicon

Metallurgical grade silicon ("MGS"), which is silicon of 97-99% purity, is the primary raw material used in the production of polysilicon. The Moses Lake and Butte plants currently consume approximately 3,200 MT and 4,700 MT of MGS per year, respectively.

REC Silicon has secured close to 50% of its annual requirement through 2010 in a fixed price/take or pay contract with West Virginia Alloys, Inc, a company owned by Globe Metallurgical, Inc. (USA). West Virginia Alloys, Inc. acquired their silicon plant in Alloy, WV from Elkem Metals Company – Alloy LP in December 2005. This plant has been supplying both the Moses Lake and the Butte plants reliably since 1997 under the same contract. While the contract price currently is only slightly higher than the market price, it has been significantly above market price in the past and could become so in the future if market prices for MGS were to decline significantly.

The balance of REC Silicon's annual requirement for MGS is satisfied by one-year purchase contracts with Globe Metallurgical, Inc. and RIMA Industrial S/A ("RIMA") of Brazil, through RIMA's alliance partner Polymet Alloys, Inc. of the United States.

REC Silicon aims to secure another source of MGS in order to have at least three sources following Globe Metallurgical's purchase of Elkem Metals Company – Alloy LP's West Virginia plant.

The MGS used by REC Silicon in its production processes needs to be sized appropriately (*i.e.*, broken down into pieces of a size that is appropriate for use as input into the Company's processes). Currently, MGS used by REC Silicon is sized by Silicon Processors, Inc. of Ohio, USA. REC Silicon is in the process of testing ready-sized materials from another supplier in order to alleviate its dependence on Silicon Processors, Inc., and is also searching for other means to size the material.

Electricity

Electricity is a significant cost in the production of solar-grade silicon. The Grant County Public Utility District No.2 has supplied electricity to the Moses Lake plant for more than 20 years. At present, the plant consumes approximately 50 MW or 438,000 MWh of electricity per year. The original contracts, executed in 1984, expired in 2004, and the District has proposed terms for a new twenty-year agreement on terms similar to those prevailing under the previous long-term contracts. Since the expiration of the contracts, Grant County has charged REC Silicon under its cost-based public rate schedules and general customer services policies. The expiration of the contracts in 2004 has not entailed price increases, and in December 2005, Grant County lowered its rates for industrial customers. The negotiations for the renewal

of the contracts are temporarily recessed while REC Silicon negotiates the location of its planned expansion. The Company believes that Grant County Public Utility District No. 2 has sufficient electricity generation capacity to supply the Moses Lake plant and the potential expansion from its own electricity generation for the foreseeable future. As a regulated, municipal entity, the District provides electricity on a cost basis, which ensures that the Moses Lake plant benefits from relatively low electricity prices.

The plant in Butte requires 85-90 MW or 744,600-788,400 MWh of electricity per year. Montana's power market is not regulated. The Butte plant currently buys most of its electricity under two fixed-price contracts with Pennsylvania Power & Light (PPL) that both expire in 2007, each covering 25 MW. These contracts secure power at prices that are below current market rates in Montana. For 2006, the Company has entered into a third contract with PPL for an additional 25 MW. Under the terms of this agreement, the price is floating with a defined discount from the market rate. The remaining electricity needs of the plant are being satisfied through purchases made on the spot market.

NorthWestern Energy Company, a regulated investor-owned utility, provides the power distribution to the Butte plant.

The Company is in the process of evaluating its long-term options for supplying the Butte plant with reasonably priced electricity and has also started technology programs to seek to reduce the amount of electricity used in the manufacturing processes. None of the alternative sources or technological programs is expected to yield significant changes to the Butte plant's cost of electricity in 2006.

The Company expects that if the new FBR technology is successfully implemented, it will substantially reduce the need for electricity per kilogram of polysilicon produced.

Natural Gas

Natural gas is used primarily for heating in the silane gas process. REC Silicon consumes approximately 5 and 10.5 million therms/year of natural gas in Moses Lake and Butte, respectively. Natural gas is supplied to the Moses Lake facility by Cascade Natural Gas and to the Butte facility by NorthWestern Energy Company. The majority of the natural gas consumed by REC Silicon is supplied under one-year contracts.

Bulk gases

Bulk gases, such as hydrogen and nitrogen, are used in the silane production process and for cleansing and purging, respectively. Praxair, Inc. currently supplies both the Moses Lake and Butte plants with hydrogen and nitrogen. In Moses Lake the hydrogen contracts are renewable annually and can be terminated on 12 months' notice, while the nitrogen contract will only expire in February 2012. In Butte, the hydrogen contract runs until August 2008 and the nitrogen contract runs until February 2008. All contracts are fixed-price with annual index regulation. REC Silicon views the contracts for the Butte plant to be on unfavorable terms and expects to improve the terms when the current contracts expire.

Principal markets

Polysilicon

The PV industry is the principal market for REC Silicon's polysilicon and is expected to account for more than 60% of the polysilicon volume sold in 2006 and the following years. REC Silicon expects that the demand for solar-grade silicon will increase in line with the expected growth of the PV industry as a whole. The Company expects, however, that its market share of the PV industry most likely will not increase despite increased production from planned debottlenecking and simplification of the production process, as the market as a whole is expected to grow rapidly during this time. If the Company proceeds with the contemplated expansion of its polysilicon capacity in Moses Lake, however, it would tend to increase the Company's market share. The European PV-market accounts for 100% of REC Silicon's solar-grade silicon sales.

The remaining polysilicon volume is currently sold to customers in the electronics industry. The majority of the sales are to customers in Japan, although the USA, Taiwan, China and Europe also represent significant markets. These volumes are linked to long-term contracts that were entered into by ASiMI prior to its acquisition by the Company.

Silane gas

The two largest markets for silane gas are the IC market and the TFT-LCD market. The TFT-LCD market has experienced strong growth over the last 5 years, mostly driven by the increased demand for LCD monitors, notebook panels and LCD-TV panels, and the Company expects this trend to continue for the near-to medium-term. As silane gas is used in both silicon based thin-film applications and traditional solar cell production, the Company expects the PV industry to represent a growing market for silane gas.

Competition

REC Silicon is one of the world's leading suppliers of polysilicon. Current industry estimates suggest that REC Silicon will account for approximately 20% of global production of polysilicon in 2006.

REC Silicon's principal competitors are Hemlock, Tokuyama, MEMC and Wacker. These are all subsidiaries of, or companies closely linked to, larger electronics companies and for which the electronics industry is the primary market. All the current producers of polysilicon suffered significant set-backs during the period of over-supply between 1998 and 2003. As a consequence, polysilicon producers are now careful in adding capacity without being able to secure future sales through long-term contracts. According to recent announcements, all of the major industry participants are nevertheless currently planning capacity expansions due to the rapid growth in demand for polysilicon from both the electronics and the PV industry. For further information, see "Operating and Financial Review – Overview – Factors Affecting the Company's Results of Operations – Cyclicality in the Polysilicon Industry."

At present, the key basis of competition is availability of polysilicon, due to the supply shortage in the market. Once the current supply shortage has eased, the Company expects that the key competitive factors will be costs, quality and physical format. The Company anticipates that production technology, energy costs and scale will determine the competitive position of the different polysilicon players going forward.

Sales and Distribution

REC Wafer purchased approximately 75% of the solar-grade silicon produced by REC Silicon in 2005. REC Silicon's external customers for solar-grade silicon are EverQ, which produces wafers, cells and modules based on the string ribbon technology and Deutsche Solar and PCMP, both of which are manufacturers of silicon wafers. These three customers accounted for 100% of revenue from external sales of solar-grade silicon in 2005.

While polysilicon sales are effected through bilateral contracts negotiated with end-customers, REC Silicon sells silane gas through specialty gas distributors. The main distributors are Air Products, Praxair, and Air Liquide, which together represent approximately 80% of the volume sold.

Technology

REC Silicon uses a silane gas-based process to produce polysilicon. The silane gas-based technology is the only technology used for the production of polysilicon that is not dependent on using by-products from other processes or disposing of relatively non-attractive by-products. This technology is a closed-loop process.

REC Silicon uses the Siemens reactor method for decomposing silane into polysilicon. This is the most commonly used method in the industry, even for those producers who do not use a Silane gas-based process. REC Silicon has four generations of Siemens reactors at the Moses Lake plant, which were installed between 1984 and 1996, and two generations of reactors at the Butte plant, which were installed in 1997 and 2005.

When, in 2002, the Company entered into the SGS joint venture with ASiMI, REC Silicon assumed ownership of ASiMI's research program into using a FBR for the decomposition of silane gas. For further information with regard to FBR technology, see "Industry Overview – Solar Power Technology – Overview polysilicon production technologies."

REC Silicon is now contemplating an expansion of its polysilicon capacity in Moses Lake based on the FBR technology. The Company expects that this new technology, if successfully implemented, will provide significant reductions in energy consumption.

REC Wafer

The Company conducts its wafer manufacturing business through its REC Wafer division. The following table sets forth key data for REC Wafer for 2003, 2004 and 2005.

	2005 (IFRS)	2004 (IFRS)	2003 (N GAAP)
Revenues (in MNOK)	1,596	884	194
Production volume (in MWp)[1]	236	134	82
Number of employees	396	296	295

(1) On a pro forma basis, as though ScanWafer had been 100% owned by the Company from 1 January 2003 and as though REC SiTech had been 100% owned by the Company from 1 January 2005.

Introduction

REC Wafer consists of two business units: REC ScanWafer, which produces multicrystalline silicon wafers, and REC SiTech, a company acquired by REC in 2005 which produces monocrystalline ingots. REC ScanWafer is currently the world's largest producer of multicrystalline silicon wafers for the PV industry based on sales volume in 2005 according to the Company's estimates. In 2005, REC ScanWafer produced approximately 220 MWp or 148 million square decimeters of wafers, and REC SiTech produced ingots that could be used for the manufacture of approximately 16 MWp or 12 million square decimeters of wafers.

Production Facilities

REC Wafer's production facilities are located in Herøya and Glomfjord, Norway.

Herøya
REC ScanWafer's plant in Herøya, which produces multicrystalline wafers, currently has annual production capacity of approximately 150 MWp.

In April 2005, REC ScanWafer completed the expansion of its Herøya plant, augmenting its capacity to its current level. In July 2005, the Company began building a second facility in Herøya, Herøya II, which is expected to begin production in the third quarter of 2006. The planned capacity of the new plant will be approximately 190 MWp and, during the ramp-up period, the Company anticipates that the REC ScanWafer Herøya II plant will have a production capacity of 10 MWp in 2006 and 130 MWp in 2007 before reaching full capacity in 2008. Committed capital expenditures related to the construction of the REC ScanWafer Herøya II plant as of March 2006 have been approximately NOK 650 million and are anticipated to total NOK 708 million.

The Company believes that completion of the construction of the Herøya II plant on time is essential for it to maintain its market share in the market for silicon wafers in light of expected growth in demand in the coming years.

Glomfjord
REC ScanWafer's plant in Glomfjord, which produces multicrystalline wafers, currently has annual production capacity of approximately 100 MWp. In December 2005, REC Wafer initiated an investment program to upgrade and increase the production capacity at the plant in Glomfjord. The investment program, which will be completed during the first quarter of 2008, includes production equipment, support system and infrastructure. The expected total capacity increase is 100 MWp. In addition to the capacity expansion, the investment program also includes measure that will enable the plant to further reduce wafer thickness and increase the overall efficiency of the operation. Capital expenditures are anticipated to total NOK 370 million. No significant increase in the work force is expected to be required for the capacity expansion.

REC SiTech's plant, which produces monocrystalline ingots, is also located in Glomfjord, adjacent to REC ScanWafer's multicrystalline wafer plant. REC SiTech's plant was originally designed to produce monocrystalline ingots for the semiconductor industry. Today, the plant has been converted for the production of ingots that are subsequently processed into wafers for solar cells. At present REC SiTech operates 21 furnaces (also often referred to as crystal pullers) in Glomfjord.

Currently, REC SiTech does not have equipment for squaring and wafering and, as a result, these operations are undertaken by subcontractors, in some cases under contract with REC SiTech and in other cases under contract with REC SiTech's customers. REC SiTech has recently decided to invest in equipment for squaring. The equipment will be installed at REC SiTech in the second quarter of 2006.

Products

REC ScanWafer manufactures multicrystalline wafers in several sizes, including wafers with widths ranging from 125 mm to 156 mm and thicknesses currently ranging from 200 to 240 μm. Wafers with a width of 156 mm accounted for approximately 60% of REC ScanWafer's total production volume in 2005. REC ScanWafer anticipates converting much of its remaining production capacity to the manufacture of 156 mm wafers in the next 12 to 18 months. A portion of REC ScanWafer's existing equipment and some of the new equipment being installed in its plants can be used be used to manufacture wafers that are even larger than 156mm.

REC SiTech's product portfolio consists of monocrystalline ingots with different diameters and material specifications, which are set according to customer requirements. While REC SiTech's present output is relatively small in comparison to that of REC ScanWafer, the Company believes that REC SiTech's activities will help the Company to adapt in the event that monocrystalline technology increases in importance in the solar energy industry in the coming years.

Sourcing of Inputs into the Production Process

Solar-grade silicon
The main raw material for wafer production is solar-grade silicon.

Through REC Silicon, REC Wafer has relatively secure access to solar-grade silicon feedstock, which currently is an acutely scarce resource in the industry. REC Wafer presently purchases its solar-grade silicon from REC Silicon at market prices under a 5-year supply agreement and expects that for the duration of this contract it will satisfy more than 90% of its silicon needs through purchases from REC Silicon. REC Wafer also purchases solar-grade silicon from Wacker, a significant producer of both electronics grade and solar-grade silicon. REC Wafer and Wacker have had a business relationship for several years. Wacker has its plant in Germany.

Slurry
Slurry is a fluid composed of silicon carbide ("SiC") and polyethylene glycol ("PEG") that is used in wafer saws to confer upon them abrasive properties and to cool them. SiC functions as an abrasive, while PEG acts as a coolant. Currently, the Company purchases SiC from Orkla Exolon under a 3-year contract covering 2006-2008. The Company expects that Orkla Exolon will provide the Company with at least 80% of the SiC that it requires. BASF supply the Company with PEG under a supply contract that is set to expire in April 2008. The Company also purchases PEG from Dow. In connection with the expansion of the Herøya plant, REC Wafer has signed an agreement with SiC Processing, pursuant to which SiC Processing will build a plant next to REC Wafer's plant to recycle used slurry. The Company expects to realize noticeable cost savings from this agreement, since to date the Company has needed to incur transportation costs associated with shipping spent slurry to Germany for recycling.

Wire
Wires are used in wafer saws to carry slurry in order to create an abrasive effect.

REC Wafer has an agreement with Trefillarbed Bettembourg SA to provide wires. The agreement provides for an annual fixed volume of supply with prices determined annually according to a fixed mechanism that is linked to the price of steel.

Crucibles
A crucible is a container used to hold metal for melting in a furnace. A crucible is needed to withstand the extreme temperatures encountered in melting metals. The crucible material must have a much higher melting point than that of the metal being melted and it must have good strength even when very hot. Crucibles are used when producing the ingots used in wafer production.

REC ScanWafer has a two-year agreement with Vesuvius, a leading producer of crucibles.

Block saw blades
REC ScanWafer uses block saw blades to cut multicrystalline ingots into wafers. REC ScanWafer currently purchases its block saw blades primarily from Asahi under an order-based agreement.

Principal Markets

Approximately 60% of REC ScanWafer's products are sold in Europe, while approximately 40% of its products are sold in Asia. REC SiTech sells approximately half of its products to customers in the United States and half of its products to customers in Asia.

The principal market for REC Wafer's products consists of manufacturers of solar cells. REC Wafer's customer base is highly concentrated, with two customers accounting for 60% of the total output. For information on REC Wafer's key customers, see " – Sales and Distribution" below.

Competition

REC ScanWafer is a leading producer of multicrystalline wafers with an estimated market share of approximately 13% of the total PV market based on the volume of MWp produced in 2005 according to Marketbuzz 2006. At present, high barriers to entry characterize the market, principally due to the scarcity of solar-grade silicon, although this does not affect the Company to the same degree as potential new market entrants, as through REC Silicon, the Company has relatively secure access to solar-grade silicon feedstock. The Company's principal non-captive competitors in the market for silicon wafers are PV Crystalox (primarily an ingot producer), Deutsche Solar (part of SolarWorld) and JFE.

Due to the current shortage of solar grade polysilicon and in turn the shortage of silicon wafers, the global market for multicrystalline wafers currently is supply-constrained. Accordingly, the ability to deliver silicon wafers and, if possible, to grow a silicon wafer production business, is itself a competitive advantage. With a captive supply of solar grade polysilicon, REC Wafer is currently in a strong position. In a normalized market, however, customers are concerned with pricing and product quality. Additionally, as a result of the terms of the incentive schemes in Germany, customers expect that over time prices will be reduced by approximately 5% per year. The Company does not believe that such a reduction will take place in 2006.

With respect to quality, comparisons between products are based on their mechanical and electrical properties. The mechanical properties relate to the robustness of the wafer, with solar cell manufacturers preferring more robust wafers to ensure that they do not break during processing, homogenous wafer surfaces and edges without defects. The electrical properties relate to how much sunlight a wafer can convert into electricity. As cell producers are normally paid in accordance with how efficient their solar cells are, they prefer wafers with which they can manufacture relatively efficient solar cells.

REC SiTech is fairly new entrant in the market for monocrystalline ingots with a market share of approximately 1%, according to Company estimates.

Sales and Distribution

REC ScanWafer's three main external customers are Mitsubishi, Q-Cells and Motech, which together accounted for approximately 80% of REC Wafer's external revenues in 2005. The common terms of these long-term supply agreements include durations of 5-7 years, fixed annual volumes of supply and annual price determinations that include adjustments for changes in the price of silicon and the ability to resort to arbitration if the parties cannot agree on a price. These long-term agreements are an important part of the Company's strategy.

REC SiTech has entered into supply agreements with Sanyo and SunPower. The Company believes that Sanyo and SunPower currently use the most cost competitive technologies related to monocrystalline wafers and produce the most efficient cells. The Company further believes that these strategic alliances can help optimize REC SiTech's product specifications and increase its productivity. At present, REC SiTech supplies its entire output to Sanyo and SunPower in equal proportion.

In addition to the supply agreement, REC SiTech has entered into a technical cooperation agreement with Sanyo in order to increase REC SiTech's productivity and to reduce its costs. This agreement also provides for joint product and new equipment development.

REC Wafer typically works in direct contact with all its customers. Only to a very limited extent are agents or distributors used, and then only to handle certain practical matters related to logistics. REC Wafer considers it key to be in direct contact with its customers in order to understand the dynamics of the solar cell industry in general and its customer base in particular, and to receive feedback on product quality. Such feedback is critical as a basis for continuous improvements and product development.

Production Process

Multi crystalline production

Today, multicrystalline wafers typically have a thickness of 200-240 ìm, and the current industry trend is towards larger and thinner wafers in order to reduce cost. It is difficult, however, to make wafers both thinner and larger simultaneously. Accordingly, while the current scarcity of polysilicon lasts, the Company believes that industry focus will remain on thinner wafers, for example in sizes up to 156 mm.

REC ScanWafer has been focusing on reducing the number of product varieties it manufactures in order to reduce production complexity and capitalize on economies of scale. REC ScanWafer's current primary wafer-product is the 156 mm wafer, as its manufacture uses raw materials and equipment more efficiently than other wafers.

In parts of the production line, REC ScanWafer benefits from proprietary technology. This includes the crystallization stage of the process, where the Company, together with ALD Vacuum Technologies, has developed a furnace to accommodate four crucibles in parallel, as opposed to one crucible, which is the industry norm. ALD Vacuum Technologies owns the patent rights to the furnace, but has granted the Company exclusive use of the technology until 2011. REC ScanWafer owns the rights to certain further developments of furnace technologies.

REC ScanWafer has achieved significant continuous improvements in furnace operations. When REC ScanWafer first began using the ALD Vacuum Technologies furnaces in 2001, the production per furnace was approximately 12 MWp. By reducing the cycle time, optimizing the wafer size, reducing the wafer thickness, and increasing the block length, production per furnace is now approximately 20 MWp, a 67% improvement. The Company anticipates that later in 2006 it will be able to further reduce wafer thickness and increase block length. The Company believes that by combining these developments, production per furnace will increase to approximately 22 MWp by the end of 2006, a further 10% increase.

The Company also has developed new advanced technologies for the wafering, singulation, cleaning and quality control parts of the process, reducing run time and manpower cost.

The Company consistently strives to increase the degree of automation and effectiveness at the steps of the production process that involve high-frequency movement of material. At the stage when ingots are cut into blocks, the manner in which blocks are secured is critical to ensure precision. The Company has developed a proprietary ingot fixation system as a means of further improving efficiency and precision in this part of the process. At the next stage, the blocks are sliced into wafers in a cutting process in which the Company uses an industry standard wire saw equipped with patented improvements.

To be able to cut the silicon, the wire grid must be covered with a slurry. The slurry is a significant cost component in the production process. Through different measures, including slurry recycling, the Company has reduced the slurry cost per unit by approximately 35% since 2002. It is also essential to develop good operating routines for the wafer saws. High precision is absolutely critical, and the Company is constantly looking for improvement measures in this area.

REC ScanWafer has also introduced recycling of production consumables, which is a significant measure with regard to the environment as well as to cost reduction.

Mono crystalline production

The production process at REC SiTech can be divided into crystal pulling and ingot shaping. Crystal pulling is based on the Czochralski method which is commonly applied in the industry for the pulling of ingots for semiconductor applications. Solar grade polysilicon is placed into special made quartz crucibles and placed into vacuum furnaces with low pressure argon-atmosphere. After melting the polysilicon, the crystal pulling

is commenced by lowering a seed-crystal into the melt. Through a computer-controlled process, the crystal is then slowly pulled out of the melt under continuous rotation.

The round ingot is then cut into smaller pieces called "blocks" with suitable lengths for wafer saws, and the "top and tail" parts of the ingot are recycled. The blocks are typically cut into pseudo-square shapes and then sliced into wafers (a step in the process that currently is outsourced).

The Company has endeavored to control the very sensitive crystal growing process and to increase the charge sizes (*i.e.* the amount of solar grade polysilicon which is loaded into the crucible). Productivity at REC SiTech's plant increased by approximately 100% between 2004 and 2005. There is still considerable potential for further improvements, and REC SiTech's efforts are now concentrated on improving process control and developing new designs for the "hot zone", a crucial part of the furnace.

As more solar grade polysilicon becomes available, REC SiTech will consider adding more "pullers" to its operations. There is room for more than 20 additional pullers in the existing production hall at REC SiTech's plant in Glomfjord. REC SiTech is also evaluating whether to expand into wafer production in cooperation with REC ScanWafer.

REC Solar

The Company conducts its solar cells and solar modules businesses through the REC Solar division. The following table sets forth key data for REC Solar for the years 2003, 2004 and 2005.

	2005	2004	2003
	(IFRS)	(IFRS)	(N GAAP)
Revenues (in MNOK)	404	214	31
Production volume (in MWp)			
Solar cells	20	11	2
Solar modules	14	5	1
Number of employees[1]	195	129	60

(1) Includes REC ScanCell and REC ScanModule.

The REC Solar division consists of REC ScanCell, REC ScanModule and SolarVision Ltd.

REC ScanCell

Production facilities and process

REC ScanCell has one production facility located in Narvik, Norway. This facility produced 1.8 MWp of cells in 2003, 10.7 MWp in 2004 and 20.0 MWp in 2005. In 2005, the Company set up a new production line in this facility, which began production in February 2006, as a result of which the Company expects that, during the third quarter of 2006, the facility will reach an annual production capacity of approximately 45 MWp.

Products

REC ScanCell produces solar cells based on multicrystalline silicon wafers manufactured primarily by REC ScanWafer but also by other wafer manufacturers. REC ScanCell currently focuses on cells with dimensions of 156x156 mm. The current thickness of these cells is 220 µm, based on wafers with a thickness of 240 µm. REC ScanCell reduced the thickness the wafers used in its cells from 280 µm to 240 µm in the middle of 2005 and is currently preparing for 200 µm wafers.

The average efficiency of all sellable cells produced by REC ScanCell in 2005 was approximately 14.7%, and the highest efficiency cell produced in 2005 had an efficiency of 15.9%.

Sourcing of inputs into the production process

REC ScanCell's key wafer supplier is REC ScanWafer, with which REC ScanCell has entered into a five-year contract on market-based pricing and payment terms. REC ScanCell also works with other wafer suppliers, however, both to have a back-up source of supply and to enable benchmarking. REC ScanCell's key suppliers of pastes are Ferro, Du Pont and Toyo Aluminum and its main supplier of screens is Microcircuit International. The key supplier of gases and chemicals is Yara. REC ScanCell has long-term relationships

with each of its suppliers. With the exception of REC ScanWafer, the Company does not believe that REC ScanCell's production processes are dependent on any one supplier or group of affiliated suppliers.

Principal markets

In 2005, 75.8% of REC ScanCell's output was sold to REC ScanModule and the remaining 24.2% was sold to other module manufacturers, nearly all of which are based in Europe. The Company anticipates that in 2006 more than 90% of REC ScanCell's production volume will be sold to REC ScanModule.

Competition

REC ScanCell has a market share of approximately 4.0% in Europe in terms of volume in 2005, based on a total European market of approximately 510 MWp of cell production in 2005, according to Marketbuzz 2006. Although REC ScanCell does not enjoy the same benefits derived from economies of scale as some of its competitors, REC ScanCell believes that it enjoys a relatively attractive competitive position due to certain key competitive strengths, including a relatively predictable supply of wafers from REC Wafer, highly automated cell manufacturing lines leading to relatively limited use of manual labor, technical collaboration within the REC group and with other non-group companies, and a strong research and development portfolio with a number of promising filed patent applications.

Sales and distribution

In 2005, REC ScanCell sold 75.8% of its production to REC ScanModule. The Company expects that in the near- to medium-term an even larger percentage of REC ScanCell's products will be sold to REC ScanModule, due to the latter's increased capacity. All of REC ScanCell's sales to external customers are handled by Q-cells, and cells manufactured by REC ScanCell and sold to such customers are branded Q-cells.

REC ScanModule

Introduction

REC ScanModule was established early in 2002. Its production plant was built in the same year, which delivered its first products in July 2003. REC ScanModule accelerated and stabilized production in 2004, and reached its pre-expansion production capacity during the autumn of 2005.

Production facilities and process

REC ScanModule's production facility is located in Glava, Arvika in Sweden. The Glava plant produced 0.5 MWp of modules in 2003, 5.0 MWp in 2004 and 14.0 MWp in 2005. In January 2006, REC ScanModule began to install a new production line in this facility, which commenced operation shortly thereafter. As a result of this expansion, the Company expects that, by the third quarter of 2006, the facility will reach an annual production capacity of approximately 45 MWp.

Products

REC ScanModule manufactures solar modules based upon multicrystalline PV cells produced by REC ScanCell. REC ScanModule currently produces two products. The main product is a 175 Wp module based on 5x10 solar cells. This product currently is sold exclusively to Conergy and sold by Conergy under its own brand. In the second quarter of 2006, REC ScanModule expects to introduce its second product, a 210 Wp module based on 6x10 solar cells. REC ScanModule intends to distribute this product to new customers under its own brand.

Sourcing of inputs into the production process

REC ScanModule's key supplier of solar cells is REC ScanCell, but it also purchases some cells from Q-cells. Other key inputs to REC ScanModule's production process are glass, frames, backsheet, polymers and junction boxes. REC ScanModule has worked with several suppliers of glass and has one key supplier for each of the other key input materials. The Company does not believe that REC ScanModule's production processes are dependent on any one supplier or group of affiliated suppliers except REC ScanCell.

Principal markets

In 2005, nearly all of the volume produced by REC ScanModule was sold to Conergy in Germany. In 2006, however, with REC ScanModule's increased capacity, it has been establishing a broader customer portfolio. These customers are primarily larger PV project developers.

Competition
REC ScanModule has a market share of approximately 2.3% in Europe in terms of volume in 2005 according to ENF – Manufacturer Market Survey 2006. Despite REC Solar's relatively short history, REC ScanModule has in the Company's view already established profitable scale production, a strong technology platform, and market acceptance for its products. Further, the Company views REC ScanModule's robust supply of cells from REC ScanCell as a competitive strength of REC ScanModule.

Sales and distribution
REC ScanModule's sales strategy is to focus on a few large customers, with high volume in each account. This has been important for REC ScanModule's entry into the market and its earning recognition for the quality of its products.

At present, REC ScanModule's most important customer is Conergy, which is Germany's leading solar energy company and which manufactures and distributes components and systems for generating electricity, heat and cooling from renewable sources. Since the relationship began in April 2004, REC ScanModule has delivered modules representing more than 20 MWp to Conergy. The long-term relationship is now based on a three-year contract, under which REC ScanModule will supply Conergy with a significant portion of the former's production volume during the life of the agreement. Further, REC ScanModule is currently negotiating sales contracts with other key European customers for the remainder of its production volume. These contracts will be for the sale of REC ScanModule's new REC-branded product.

Solar Vision (PTY) Ltd

Solar Vision (PTY) Ltd ("Solar Vision") is a small operation in South Africa with fifteen employees. SolarVision has a mandate from the South African government to install 50,000 solar home systems. To date, it has installed approximately 10,000.

Intellectual Property

The Company generally seeks patent protection in key markets through patent applications on inventions that are considered to be of sufficient importance for providing production cost advantages or product quality advantages. In the case of innovations with regard to which it would be essentially impossible to control whether or not competitors are violating potential patents, the Company generally does not file for patent protection. For important innovations, where the Company seeks to file patent applications internationally, it typically files applications in key markets and also to some extent in key manufacturing countries. Less important innovations are often left as one-country patents as a means of preventing others from filing international patent applications on the same innovation. For the same reason, the Company has made disclosures regarding certain aspects of its technology in publicly available technical literature and intends to continue to do so as appropriate in the future.

The Company's patents cover processes currently being used in the following production steps for solar modules:

- Silane manufacturing
- Silane deposition in Siemens and FBR reactors
- Crystallization of silicon (patents primarily held by ALD, but exclusive use by REC)
- Sawing of ingot into bricks
- Sawing of bricks into wafers

The remainder of the Company's patents and patent applications cover technology currently being developed for future mass production. The total number of patents and patent applications in the Company are distributed as follows:

	REC Silicon	REC Wafer	REC Solar
Patents (patent families) granted	20	4	0
Patent applications pending	7	10	6

Strategic Ownership Interests

CSG Solar

In 2004, the Company and Q-Cells jointly assisted the management of Pacific Solar Pty Ltd. in Australia to carry out a management buy-out and establish CSG Solar, which was thereafter financed by the Company, Q-cells and some of its shareholders. CSG Solar has been developing a technology for microcrystalline silicon based thin-film modules for the solar energy market over many years and is currently starting up a 20 MWp pilot production in Thalheim, Germany. The Company believes that CSG Solar has an excellent technology for low cost manufacturing of low efficiency modules, a market that will in the Company's view be very important both for rural grid-connected applications and for numerous small off-grid applications. The Company believes that CSG Solar's technology is the most promising thin-film technology and that its technology does not suffer from the durability, stability, scalability, supply or environmental issues inherent in other competing thin-film concepts.

Currently the Company has an equity interest of approximately 23% in CSG Solar. Other large shareholders include Q-Cells, Apax and Good Energies Investments.

For further information see "Material Contracts – Cooperation Agreements and Strategic Ownership Interests – CSG Solar."

EverQ

At the beginning of 2005, Q-Cells AG of Germany and Evergreen Solar, Inc. of the USA established EverQ, a company based in Thalheim for the production of solar modules using the String Ribbon process. In November 2005, REC became the third partner in this company. In this context, a supply agreement with a term of seven years was entered into, which commits the Company to initially deliver 250 tons of solar-grade silicon per year to EverQ. These initial deliveries will meet the polysilicon needs of the first production plant of EverQ. In addition, the Company has agreed to offer additional polysilicon volumes on binding long-term conditions for the period from 2008 - 2014 to EverQ as soon as the Company's own capacity expansion allows this. Under the terms of the related agreement, this offer will furthermore trigger rights on the part of the Company to increase its ownership in EverQ. The Company currently has a shareholding of 15% in EverQ, while Q-Cells holds a 21% shareholding and Evergreen Solar holds a 64% shareholding. The agreement also gives both the Company and Q-Cells the right to increase their share in EverQ to a maximum of 33.3%.

EverQ currently is starting up a manufacturing plant for solar cells and modules in Thalheim with an annual production capacity of 30 MWp and based on the String Ribbon™ process developed Evergreen Solar, Inc. This String Ribbon technology is highly dependent on an ultra-pure (electronic grade) feedstock of the granular shape, and has the potential to use less of such silicon than the sawn wafer technologies. The Company anticipates that EverQ's need for this type of feedstock can be met by the granular product currently developed by the Company using FBR technology. Based on the initial success of the facility, EverQ is expected to evaluate the possibility of expanding its production volume.

For further information see "Material Contracts – Cooperation Agreements and Strategic Ownership Interests – EverQ."

Research and Development

The Company's research and development expenses amounted to NOK 29 million, NOK 60 million and NOK 50 million in 2003, 2004 and 2005, respectively. The Company anticipates research and development expenses of approximately NOK 90 million in 2006. The Company's research and development efforts have

historically been focused on increasing productivity through developing more efficient production equipment, increasing automation and increasing yield through reduced wafer thickness in the REC Wafer division; debottlenecking and research on FBR technology in the REC Silicon division; and first mastering cell and module manufacturing technology and then achieving higher productivity, automation and cell efficiency in the REC Solar division.

Employees

As of 31 December 2005, the Company employed 1,116 persons. Of these 1,116 employees, 25 were employed by REC, 490 were employed by REC Silicon, 396 were employed by REC Wafer and 205 were employed by REC Solar.

The table below reflects a breakdown of the geographic location of all employees of the Company as of 31 December 2005.

Location	Percentage of Total Employees (as of 31 December 2005)
Norway	46%
United States	44%
Sweden	10%
Total	100%

Membership of trade unions varies in accordance with the business areas, local practice and country. A number of group companies have entered into collective bargaining agreements with trade unions either directly, or as members of employer organizations. These agreements typically govern terms and conditions of employment and dispute procedures. Terms and conditions of union agreements in each country reflect the prevailing practices in each such country. The Company believes that relations between management and employees are good. As of the date of this Prospectus, the Company had no employee representative on the board of directors.

Work Safety and Environmental Protection

The Company needs discharge permits from the Norwegian Pollution Control Authority (SFT) for its various manufacturing sites in Norway. As of the date of this Prospectus, the Company held all permits needed to conduct its business in Norway, and had not been notified by the authorities of any amendments to these permits.

The Swedish pollution control authority has notified REC ScanModule that there is an elevated risk of ground pollution on property that it owns in Sweden. The Company's Swedish counsel has advised it that there is only a negligible risk that the Company, as current owner of the land, will be held responsible for the pollution, as the pollution was caused by the previous owner and occupier of the land and under Swedish law responsibility for the clean up of pollution is assigned to the polluter. Nevertheless, if for any reason the polluter could not be held responsible, the Company could be liable for substantial remedial costs.

REC Silicon's processes for manufacture of polysilicon involve manufacture, processing, storage, use, handling, distribution and transportation of hazardous and volatile substances. In particular, at both the Butte and Moses Lake facilities, REC Silicon manufactures and uses large amounts of silane gas, while REC ScanCell uses silane gas in the production of cells. Silane gas is an extremely flammable and explosive gas, classified as "pyrophoric." A variety of protective measures are in place to address the risk of fire and explosion, including carefully designed pipes, valves and storage vessels, and a process safety management program that consists of integrity monitoring and inspections, leak detection, fire detection/suppression systems, and emissions controls on any units that may emit silane gas. The cryogenic storage areas for silane have ammonia- or chlorofluorcarbon-based refrigeration systems that also require extensive controls to minimize leakage.

The Butte and Moses Lake facilities also require extensive environmental controls to address the byproducts of the silane manufacturing process, which include gaseous emissions, wastewater discharges, and solid waste materials. The silane manufacturing process uses metallurgical grade silicon, hydrogen, and silicon

tetrachloride as raw materials that are fed to a hydrogenation unit. After a multi-step reaction, the silane product is recovered from the mixture by distillation. The process is designed as a closed-loop system, with byproduct gases either returned to the process or collected for sale. Each facility, however, operates a number of scrubbers and other devices to control routine vents of process gases, including heavy chlorosilane components and lighter components such as silane, as well as a maintenance and emergency scrubber system to capture emissions during maintenance turnaround and emissions from pressure relief valves. Other sources of air emissions include silos and hoppers, where particulates are captured by baghouses, and combustion sources that are controlled for nitrogen oxides, carbon monoxide, sulfur dioxide and particulate emissions. Spent scrubber solutions from these air emission controls, as well as wastewater from other sources, require neutralization and solids removal. Each facility has a multi-stage system to treat wastewater prior to discharge. The process also generates various solid wastes, including byproducts of the air emission and wastewater treatment systems, as well as solid impurities from the silane process consisting primarily of silica and metal compounds that must be disposed of in waste landfills.

Subsequently, in the polysilicon manufacturing process at each facility, silane gas is heated so that it thermally decomposes to form hydrogen and silicon, the latter of which is deposited onto starter rods in a reactor. The primary environmental impact of this process is wastewater resulting from use of a caustic solution for cleaning the reactors and associated equipment after each harvest. The wastewater contains significant quantities of sodium silicate and must be treated for solids removal prior to discharge.

Under the Company's environment, health and safety program, several employees are responsible for on-going environmental compliance. The tasks undertaken by these employees include supporting laboratory analysis, waste handling and disposal, outside agency reporting and compliance monitoring. The Company has developed policies and procedures that guide plant personnel on appropriate means to ensure environmental compliance during both routine and extraordinary operations.

The Butte and Moses Lake facilities must continuously comply with United States federal, state and local environmental statutes and regulations associated with their manufacturing operations. Such requirements could subject the Company to capital expenditures in the future, however, the Company is not aware of any prospective environmental requirements that would significantly impact its operations.

Environmental, health and safety departmental operating expenditures during 2005 were approximately U.S.$500,000, for each of the Butte, Montana and Moses Lake, Washington facilities. The Company anticipates that during each of 2006 and 2007 it will spend similar amounts on its environment, health and safety programs. These figures do not include capital expenditures relating to environmental improvements, which are included in the REC Silicon plants' operating budgets, such as wastewater improvements at the Butte facility that are expected to cost approximately U.S.$4 million. The expenses associated with the Moses Lake plant's wastewater and by-products treatment facility improvements will be incorporated in the costs of the contemplated expansion project.

Insurance

The Company has implemented a self-insurance scheme for product liability claims rather than purchasing commercial insurance cover. See "Risk Factors – Risks Related to the Company – Product liability claims against the Company could result in adverse publicity and potentially significant monetary damages."

Legal Proceedings

From time to time the Company and its subsidiaries are or may become engaged in litigation incidental to their business. As of the date of this Prospectus, and for the preceding 12 months, the Company is not, and has not been, involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the issuer is aware), which may have, or have had in recent past significant effects on the Company's financial position or profitability.

Related Party Transactions

Overview

The Company maintains various and significant business relations with related parties. The Company believes that these transactions are undertaken on an arm's length basis and that amounts paid pursuant to these agreements are consistent with prevailing market prices for similar services.

Under Norwegian law, an agreement to acquire assets or services from a shareholder or connected person (*e.g.*, a spouse or significant other, and other family members) of such shareholder and which involves consideration from the company in excess of 1/20 for public limited companies or 1/10 for private limited companies of the company's share capital at the time of such acquisition is not binding on the company and must be revised unless the agreement has been approved by a general meeting of shareholders. Agreements concluded in the normal course of the company's business containing pricing and other terms and conditions, which are industry-standard for such agreements, as well as the purchase of securities at a price which is in accordance with the official quotation, do not require such approval. Except for the acquisition of REC SiTech and the Company's purchase of shares of REC ScanWafer in 2003, which were approved by general meetings of the Company's shareholders, the agreements entered into by REC with related parties have not required consent from a general meeting of shareholders.

The Board of Directors currently consists of five members. Of the eight persons expected to be members of the Board of Directors on the first day of listing on the OSE, six have relationships with and/or are employees of the controlling shareholders. In addition, Marcel E. Brenninkmeijer is a member of the Board of Directors of Q-Cells, one of the principal customers of the Company's REC Wafer division. The other two members of the Board of Directors are independent of the Company's major shareholders, management and the Company's material business partners. For further information, see "The Company's Management – Board of Directors."

Transactions Between the Company and Senior Management

On 8 July 2005, the Company loaned Erik Thorsen NOK 700,000, and on 8 December 2005, the Company loaned Svânaug Bergland NOK 500,000. The purpose of each of these loans was to facilitate the borrower's purchase of a car. Each of the loans is interest and instalment free for two years and is secured by certain real estate holdings of the relevant borrowers. In each case, if the borrower resigns from the Company, the loan will become due and payable. On 1 August 2005, the Company loaned Gøran Bye U.S.$50,000 on an interest free basis, which is to be repaid by setting-off amounts owed against his net annual bonus payments, beginning in 2007.

Business Relationships with Major Shareholders

Good Energies Investments, Elkem and Hafslund Venture currently own 40.0%, 27.5% and 25.0%, respectively, of the Company's ordinary Shares. See "Share Ownership of Directors, Executive Officers and Certain Registered Owners."

Convertible Loans and Other Shareholder Loans

As part of the financing of the acquisition of ASiMI, the Company entered into a U.S.$140,000,000 12% term loan facility that was to mature on 1 December 2006. Under this loan agreement between REC and Good Energies Investments, Elkem and Hafslund Venture dated 14 July 2005 the Company pledged its shares of its subsidiary REC Silicon Inc as security. The lenders under the term loan facility were paid a commitment fee in the amount of 1.25% of the aggregate principal amount of the loan. This loan was prepaid in full on 27 October 2005 and the lenders issued releases for the pledged stock. The loan was replaced by a term loan and revolving credit facility entered into with DnB NOR and ABN AMRO Bank N.V. ("ABN AMRO"), as further described in "Material Agreements."

Also as part of the financing of REC's acquisition of ASiMI, the Company entered into a U.S. $140,000,000 convertible term loan agreement with Good Energies Investments, Elkem and Hafslund Venture dated 13 July 2005, that matures on 1 December 2006. The loan was issued in the form of bonds that bear interest at 8.00% per annum and that are convertible on 8 September or 1 December 2006 into Shares of the Company

at a conversion price of NOK 12.75 per share. As of 31 March 2006, 99.88% of these convertible bonds had been converted.

Agreements Entered into with Companies in which Good Energies Investments Holds an Interest

Good Energies Investment holds an interest in CSG Solar and in Q-Cells AG ("Q-Cells"). In December 2004, the Company entered into an agreement with respect to the ownership of CSG Solar, in which Good Energies Investments became an investor in 2005. For a more detailed description of this arrangement, see "Material Contracts – Cooperation Agreements and Strategic Ownership Interests – CSG Solar."

Q-Cells, *in which Good Energies Investments has an estimated interest of approximately* 16.4%, *is one of* REC Wafer's most important clients. For a more detailed description of this relationship, see "Material Contracts – Material Customers/Supply Agreements – REC Wafer."

Q-Cells is also a co-investor with the Company in both the CSG Solar and EverQ projects. For more information about these projects, see "Material Contracts – Cooperation Agreements and Strategic Ownership Interests."

Acquisitions from Related Parties

In May 2005, REC ScanWafer acquired NorFurnace AS from, among others, Good Energies Investments and Scatec AS. In July 2005, the Company acquired the remaining 88% of SiTech from, among others, Good Energies Investments, Hafslund Venture, Scatec AS and Hektor AS. Alf Bjørseth, the former CEO of the Company, and Reidar Langmo, an officer of the Company, had significant ownership interests in Scatec AS at the time of these sales. Hektor AS is owned by Halvor Svartdal, who was at the time of these sales a member of the Company's board of directors.

Material Contracts

Cooperation Agreements and Strategic Ownership Interests

EverQ

In November 2005, the Company entered into an agreement with Evergreen Solar, Inc. ("Evergreen"), a Delaware-based company, and Q-Cells AG, a German company. This agreement relates to the operation of EverQ, a company for manufacturing silicon wafers using the so-called "string ribbon' technology, as well as for further processing of the string ribbon silicon wafers into PV cells and PV modules. As of 31 December 2005, Q-Cells owns 21% of EverQ, Evergreen owns 64% and the Company owns 15%. Both the Company and Q-Cells have the right to increase their ownership interest to 33.3%.

Under the related agreements, the Company was required to pay to Q-Cells and Evergreen NOK 37 million to acquire the Company's 15% of EverQ. The Company's 15% acquisition was on the same terms and subject to the same conditions as Q-Cells' and Evergreen's original agreement, except that the Company paid a 5% premium (€225,000) in order to account for its share of certain expenses incurred in the creation of EverQ and those incurred between the EverQ's inception and the Company's investment. EverQ's total capitalization currently includes €30,000,000 in aggregate equity contributions, €27,500,000 in government grants and €10,000,000 in guaranteed loans, of which the Company has guaranteed a 15% *pro rata* share.

Additional rights were granted to each of EverQ's shareholders under the agreements. Q-Cells has a right of first refusal to take part in any alternative cell venture together with Evergreen. The Company has a right of first refusal to take part in any alternative wafer venture together with Evergreen. If Evergreen wishes to enter into an alternative venture that is active in both wafers and cell processing, all parties will begin a three-way negotiation. During the term of the EverQ agreement and for a period of two years following the expiration of the agreement, neither Q-Cells nor the Company is permitted to engage in other ribbon technology-related activities similar to the StringRibbon technology. For further information, see "The Company's Business – Cooperation Agreements and Strategic Ownership Interests – EverQ."

Sanyo

The Company's subsidiary REC SiTech signed a Memorandum of Understanding with Sumitomo Corporation ("Sumitomo") and Sanyo Electric Co. Ltd ("Sanyo") on 22 July 2005 regarding monocrystalline wafer production. The Company believes that Sanyo currently uses one of the most cost competitive technologies related to monocrystalline wafer cell production. The Sanyo HIT (Heterojunction with Intrinsic Thin Layer) solar cells are hybrids. They are made of thin monocrystalline silicon surrounded by ultra thin amorphous silicon layer and have efficiencies in the 17-20% range. The Company further believes that this strategic alliance can help optimize REC SiTech's product specifications and increase its productivity. At present, REC SiTech supplies a significant portion of its output to Sanyo.

In addition to the supply agreement, REC SiTech has entered into a technical cooperation agreement with Sanyo, under which Sanyo has agreed to transfer to REC SiTech ingot production technology from its U.S.-based operations, in order to increase REC SiTech's productivity and to reduce its costs. This agreement also provides for joint product and new equipment development.

CSG Solar

As of 31 December 2005, the Company had invested NOK 67 million in CSG Solar and currently owns 23% of CSG Solar. Other shareholders in CSG Solar include Q-Cells, Good Energies Investments, IBG, and the shareholders of APAX Europe V-A L.P. CSG Solar is a German company that specializes in the development and production of PV modules using the so-called "crystalline silicon on glass" ("CSG") thin-film process. Modules produced using the CSG thin-film process use less than 1% of the silicon used to produce a conventional solar module, as measured in Wp.

Under the agreements, the Company and Q-Cells have an exclusive right of first refusal in regard to all activities aimed at the commercialization of CSG technology that CSG Solar does not conduct itself, but that it does wish to conduct together with third parties. This right of first refusal is available to each of Q-Cells and REC individually if the other party does not exercise it.

Each shareholder has a right of first refusal on the sale of CSG Solar shares by the other shareholders. If a majority of at least 75% of the CSG Solar shareholders resolves to sell its CSG Solar shares, each shareholder may demand that all other shareholders sell their shares in connection with this sale. All shareholders have agreed to use their best efforts to effect an initial public offering of CSG Solar once the company has generated a profit before interest and taxes for a period of at least two quarters. If by 30 September 2008 neither a sale nor an initial public offering of CSG Solar has taken place, at least three shareholders jointly holding 25% or more of the share capital of CSG Solar may demand that a sale of the shares in CSG Solar be initiated. In connection with this sale and under certain conditions, the shareholders not intending to sell will have the option of acquiring the shares of those who do. If they do not exercise their acquisition option, an auction process for all shares of CSG Solar will be conducted.

For further information, see "The Company's Business – Cooperation Agreements and Strategic Ownership Interests – CSG Solar."

ASiMI / Komatsu

On 25 June 2005, the Company's wholly-owned subsidiary REC Silicon Inc and Komatsu entered into an agreement under which REC Silicon Inc purchased 75% of Komatsu's holding in ASiMI, a U.S.-based polysilicon production company, with a production facility in Butte, Montana. The acquisition was completed on 29 July 2005. The acquisition was financed in part through the Company's U.S.$140 million convertible bond issued 13 July 2005, its U.S.$140 million 12% term loan facility dated 14 July 2005 and by a U.S.$8 million loan from Komatsu to ASiMI (which has since been prepaid in full) that was guaranteed by the Company. The U.S.$140 million term loan was prepaid in full on 27 October 2005 and replaced by a new U.S.$170 million credit facility dated as of 14 September 2005, among ABN AMRO, DnB NOR, the Company, ASiMI and SiTech. The new credit facility (which was prepaid in full in March 2006) was secured by a pledge of the Company's directly and indirectly held shares in REC SiTech and REC Silicon Inc and the Company's ownership interests in ASiMI and SGS. For further information regarding these agreements, see "Related Party Transactions – Business Relationships with Major Shareholders – Convertible Loans and other Shareholder Loans."

While Komatsu retains a 25% minority interest in ASiMI through 2010, it does not retain any voting rights or rights to dividends. It receives instead a fixed periodic payment in respect of its holdings. The Company accounts for Komatsu's minority interest in ASiMI as long-term indebtedness. See Notes 18 and 31 of the Notes to the IFRS Financial Statements. Komatsu's current holdings in ASiMI are subject to certain transfer restrictions.

In connection with the Company's acquisition of ASiMI, the Company entered into an agreement with Komatsu to supply electronic-grade silicon to entities affiliated with Komatsu. See "The Company's Business – REC Silicon – Production Facilities – Moses Lake."

Material Customers / Supply Agreements

Overview

The Company currently works with a small number of customers who have expertise and capabilities in a given market segment or geographic region. The five largest customers accounted for approximately 63% of the Company's total external sales in 2005. Long-term contracts have always been a key strategy for the Company. For further information in this regard, see "The Company's Business – Strategy."

For information about the risks associated with the Company's customers or with customer agreements, see "Risk Factors – Risks Relating to the Company – Several large customers account for the greatest share of the Company's sales."

REC Silicon

The Company expects that in 2006 approximately 50% of REC Silicon's polysilicon production will be sold to REC Wafer. REC Silicon's other main polysilicon customers include Evergreen Solar / EverQ, Deutsche Solar, PCMP, Komatsu Electronic Metals, Shin-Etsu Handotai and Tianjin Zhong-Huan Semiconductor Joint Stock Co., Ltd. REC Silicon's main silane gas customers are Air Products, Prax Air and Air Liquide. For further information in this regard, see "Business – REC Silicon – Sales and distribution."

The plant at Moses Lake, Washington currently consumes approximately 3,200 MT of metallurgical grade silicon per year and has one-year supply contracts in place with RIMA and Globe. The plant at Butte, Montana currently consumes approximately 4,700 MT of metallurgical grade silicon per year, and has a fixed price/take or pay contract with Globe through 2010. For further information in this regard, see "The Company's Business – REC Silicon – Production facilities" and " – Sourcing of the inputs into the production process."

REC Wafer

The majority of REC Wafer's sales to third parties are based on long-term agreements with large well-reputed international solar cell producers. REC ScanWafer has, and expects to continue to have, a limited number of customers and will focus on maintaining close and long-term relationships with them, as demand from existing customers currently exceeds annual production capacity.

REC Wafer's major sales contracts are generally five-year so-called "take-or-pay' contracts, in which buyers are required to take possession of the total amount of their order or to pay for any undesired units. Sales prices are typically negotiated on an annual basis within the parameters of a pre-agreed framework agreement. For the last two years, REC ScanWafer's three largest customers accounted for approximately 80% of external product sales.

On 30 March 2005, REC ScanWafer entered into a long-term sales agreement with Q-Cells that expires in December 2010. This "take-or-pay' agreement includes pre-determined purchase quantities, but Q-Cells may request annual reductions of up to 10% from the annual quantity stated in the contract at the time of execution. Although this agreement may not be assigned, REC ScanWafer may pledge its accounts receivables in order to finance the expansion of the production facilities required to meet its delivery obligations.

On 15 September 2004, Mitsubishi Electric Corporation ("Mitsubishi") and REC ScanWafer entered into a long-term sales agreement that will expire on 31 March 2009. Quantities to be delivered are set each year and specified in purchase orders. Prices were pre-set for 2004, but subsequent years' prices are to be determined according to a price adjustment clause. REC ScanWafer is not permitted to suspend production unless it gives a written notice at least one year in advance and obtains approval in writing from Mitsubishi.

On 1 October 2005, REC SiTech entered into a supply agreement with Sumitomo, which supplies products to Sanyo. Sumitomo also organizes the processing of ingots into wafers before the final products are shipped to Sanyo. This three-year contract provides for monthly quantities set in purchase orders on a 'take-or-pay' basis.

REC ScanWafer also sells a significant part of its output to REC ScanCell. For further information in this regard, see "The Company's Business – REC Wafer – Principal markets" and " – Sales and distribution."

REC Solar

In 2005, REC ScanCell sold approximately 70% of its production to REC ScanModule.

On 24 February 2004, REC ScanModule entered into a three-year supply agreement with Conergy, REC Solar's largest external customer. The annual quantities of solar modules to be delivered are pre-determined and amount to a total targeted nominal output of 31 MWp. Conergy, however, has the option to purchase limited additional quantities. Base prices are to be negotiated on an annual basis for the subsequent year's supply. This agreement provides for penalties for both supply delays and under-ordering on quarterly or yearly volumes. For certain specified module types, REC ScanModule granted Conergy an exclusive right of purchase. Once a year or following the occurrence of major quality problems, Conergy has the right to perform a production audit at REC ScanModule's production facilities. For further information in this regards, see "The Company's Business – REC Solar – Principal markets" and " – Sales and distribution."

The Company's Management

Overview

The Company's management is vested in its Board of Directors and its Chief Executive Officer. In accordance with Norwegian law, the Company's Board of Directors is responsible for, among other things:

- supervising the general and day-to-day management of the Company;
- ensuring proper organization of the Company's business;
- preparing plans and budgets for the Company's activities;
- ensuring that the Company's activities, accounts and asset management are subject to adequate controls; and
- undertaking investigations necessary to perform its duties.

The Company's Chief Executive Officer ("CEO") is responsible for its day-to-day management in accordance with the instructions, policies and operating guidelines set out by its Board of Directors. Among other things, the CEO of a Norwegian public company is obligated to ensure that the company's accounts are kept in accordance with existing Norwegian legislation and regulations and that the assets of the company are managed responsibly. In addition, at least once a month, the CEO of a Norwegian public company must brief the board of directors about the company's activities, position and operating results.

The following chart sets forth the management structure of REC:


President & CEO
EVP Silicon
EVP Water
EVP Solar
EVP Finance and Admin.
SVP & CTO
SVP Business Devel.
SVP Organization & Corp. Comm.

Corporate Governance Code

The Company's revised corporate governance principles, which the Company is currently implementing and which will be in force prior to the date of listing, are based on, and comply with, the Norwegian Code of Practice for Corporate Governance (the "Code of Practice") issued by the Norwegian Corporate Governance Board on 8 December 2004. The Company will post its corporate governance principles on its website. In compliance with the Code of Practice, the Company's Articles of Association were amended at the Annual General Meeting held on 20 April 2006 to allow for the election of a Nomination Committee by the General Meeting. The General Meeting also approved guidelines for the Nomination Committee based on the Code of Practice. Under these guidelines, the members of the Nomination Committee may only be elected by the shareholders and must be independent of management and the Board of Directors.

The Company has established a Corporate Governance Committee and elected Rune Bjerke, Ole Enger and Marcel E. Brenninkmeijer as the committee's first members. As of the date of this Prospectus, Roar Engeland was the sole member of the Company's Auditing Committee, while the Compensation Committee was made up of the same members as the Corporate Governance Committee.

Board of Directors

Size and Manner of Election of the Board of Directors; Initial Directors and Directors Following the Listing

According to the Company's Articles of Association, the Board of Directors shall consist of a minimum of 5 and a maximum of 9 members.

The name, age, qualifications and certain other information relating to each member of the Company's Board of Directors is set forth below:

Tore Schiøtz (48) has served as the Chairman of the Board since 2002. Mr. Schiøtz is the CEO of Hafslund Venture, a subsidiary of the OSE listed energy company Hafslund ASA. For eleven years Mr. Schiøtz worked as an analyst, a portfolio manager and an investment director for Storebrand Spar AS, a subsidiary of Storebrand ASA, one of Norway's largest financial services companies. Mr. Schiøtz has been, and currently is a managing director of Hafslund Venture and is a member of the board of directors of 4tech ASA, Norsk Vekst ASA, Elis ASA, Cogen ASA, Ice International AS, Onett AS, Norsk Kontantservice AS, Granhaug Industrier AS, Cumulus IT AS, Centurum AS, Energy Future Invest AS and Policom AS and is a past board member of Mjøskraft Invest AS, Diatec Com AS, Nodenet AS, Future Generation Invest AS and Tekan Aktiv Forvaltning ASA. Mr. Schiøtz holds a Masters of Business Administration from the Norwegian School of Management. Mr. Schiøtz resides in Oslo, Norway.

Rune Bjerke (45) is the President and CEO of Hafslund ASA, a position he has held since 2000. Before joining Hafslund ASA, he served as President and CEO of Scancem International ANS, where he headed the international cement company's Asia trading activities and was the company's Chief Financial Officer ("CFO"). From 1992 to 1995, Mr. Bjerke served as finance commissioner of the City of Oslo and advisor to Norway's Ministry of Petroleum and Energy. Mr. Bjerke is a member of the boards of directors of Tomra Systems ASA's ("Tomra") TrugVest AIS and Trug Forsikring AS and a past board member of several other companies, including Energibedriftenes landsforening (EBL), Storebrand ASA and Statoil ASA (deputy board chairman). He holds a degree in economics from the University of Oslo and a Masters in Public Administration (MPA) from Harvard University. Mr. Bjerke resides in Oslo, Norway.

Roar Engeland (46) is the Executive Vice President of Financial Investments and Corporate Development of Orkla ASA. Mr. Engeland has been a member of Orkla's Group Executive Board since 2001. Mr. Engeland has held various positions in the Norwegian Armed Forces and, following his military career, Mr. Engeland was a consultant with McKinsey & Company. Mr. Engeland holds a Masters of Philosophy and a Masters of Business Administration from INSEAD, France and is a graduate of the Norwegian Military Academy. Mr. Engeland resides in Oslo, Norway.

Marcel Egmond Brenninkmeijer (47) is the founder and CEO of Good Energies Investments and a director of Good Energies Investment B.V. Prior to establishing Good Energies Investments in 2001, Mr. Brenninkmeijer was a consultant with Anthos Consult, Amsterdam for two years. His first 20 years of business experience were with C&A, a fashion retailer, which afforded him business experience in the Netherlands, the United Kingdom, France, Canada, Germany and Switzerland. Mr. Brenninkmeijer has been, and currently is, a member of the board of directors of various private companies including ScanWafer between 2003 and 2004, Scatec Ventures between 2001 and 2005, Norfurnace AS between 2004 and 2005, SiTech AS between 2003 and 2005, Powerfluid AS between 2003 and 2005, CSG Solar AG since 2005, Good Energies Norway AS since 2005 and Good Energies Invest AS since 2005, and he is also a member of the board of Q-Cells, a listed company. Mr. Brenninkmeijer has a higher national diploma in business studies from Kingston Polytechnic and, in 1998, Mr. Brenninkmeijer spent a year enrolled in an executive studies program at the International Institute for Management Development ("IMD") in Switzerland and Harvard Business School in the United States. Mr. Brenninkmeijer resides near Basel, Switzerland.

Ole Enger (58) is a member of the Group Executive Board of Orkla ASA, with the responsibility for Specialty Materials. Between 1992 and 2005, Mr. Enger held the position of President and CEO of Elkem. Currently, Mr. Enger is the Chairman of the board of directors of Elkem, Sapa and Borregaard Industries Limited. Mr. Enger has been, and currently is, a member of the board of directors of various private companies, including Kvaerner between 2000 and 2002, and Peolen AS since 2005. He has been, or currently is, the chairman of Norstjernen, between 2001 and 2003, the chairman of SAPA between 2001 and 2006, and of Borregaard since 2005. Mr. Enger holds a degree from the Norwegian University of Life Sciences and a business degree from the Norwegian School of Economics. Mr. Enger resides in Oslo, Norway.

The Company's senior management is not currently represented on its Board of Directors.

At the annual general meeting of REC held on 20 April 2006, the Company's shareholders elected three new members of the Board of Directors. The appointment of these three new members will be effective as of

8 a.m. on the first day of listing of the Shares on the OSE. The Company's senior management will not be represented on the new Board of Directors. The name, age, qualifications and certain other information relating to each of the three new members of the Company's Board of Directors is set forth below:

Susanne Munch Thore (45) is an attorney-at-law and a partner with the Norwegian law firm Wikborg Rein & Co., where she heads the firm's corporate department. Between 1992 and 1993 she was a lawyer on the Oslo Stock Exchange. Ms. Munch Thore is leading the Norwegian Bar Association's committee for company law, and is currently a board member of Nera ASA and Oslo Areal ASA. Ms. Munch Thore holds a Cand.jur (law) degree from the University of Oslo, a Master of Laws from Georgetown University and a Diploma of International Affairs from John Hopkins School of Advanced International Studies. Munch Thore resides in Oslo, Norway.

Line Geheb (43) is marketing manager for Shell Energy Europe. Between 2001 and 2005, she functioned as a senior facilities engineer and Troll gas co-ordinator for A/S Norske Shell. From 1999 to 2001, she was a corporate advisor for A/S Norske Shell, where she has also held other positions during the period from 1987 to 1999, including being head of HSE&Q management. Ms. Geheb is a board member of Geheb A/S, and was between 1999 and 2001 an observer to the board of A/S Norske Shell. Ms. Geheb holds a Masters degree in Chemical Engineering from the Norwegian Institute of Technology, Trondheim, and has concluded a Master of Management Program at the Norwegian School of Management. She resides in Stavanger, Norway.

Karen Helene Ulltveit-Moe (39) is a professor in the Department of Economics at the University of Oslo. In 2005 she held the similar position in the Norwegian School of Economics and Business Administration. Previous positions include, among others, being Professoral Scholar, Research Director and Research Officer at the Norwegian School of Economics and Business Administration. Ms. Ulltveit-Moe currently serves as a board member of I.M. Skaugen ASA and as a member of the corporate assembly of Norsk Hydro ASA. Between 2003 and 2005, she served as a board member of Unitor ASA. Ms. Ulltveit-Moe holds a PhD in economics from the Norwegian School of Economics and Business Administration and a Master of Science from the University of Mannheim. She is currently a member of an advisory group on innovation policy to the Norwegian Minister of Trade and Industry. Ms. Ulltveit-Moe resides in Oslo, Norway.

The above Board, including the three new board members, will on the first day of listing on the OSE satisfy the requirement of having two board members independent of shareholders owning more than 10% of the Company's share capital, as Line Geheb and Karen Helene Ulltveit-Moe together will satisfy this requirement. The Board is fully independent of the management of the Company and the Company's material business partners, except that, as noted above, Marcel E. Brenninkmeijer is a member of the Board of Directors of Q-Cells, one of the principal customers the Company's REC Wafer division.

Each of the Company's directors as of the date of this Prospectus was elected at the Company's general meeting of shareholders on 20 April 2006 for a period of two years in accordance with the Norwegian Companies Act.

Senior Management

The Company's senior management team assists the CEO in managing and coordinating the implementation of the Company's strategic and operational goals.

The name, age, qualifications and certain other information relating to each member of the Company's senior management are set forth below:

Erik Thorsen (49) is the President and CEO of REC. Mr. Thorsen joined REC in 2005. Prior to joining REC, Mr. Thorsen was the CEO of Tomra, an OSE-listed technology company. During his 19 years with Tomra, Mr. Thorsen held positions as Senior Vice President ("SVP") of sales & marketing, Chief Operating Officer ("COO"), and, from 1996 to 2005, he held the positions of President and CEO. Prior to joining Tomra in 1986, Mr. Thorsen was employed with Unitor ASA, an OSE -listed trading company. Currently, Mr. Thorsen is the Chairman of the board of directors of Eltek ASA, an OSE -listed technology company, and also has been, and currently is, a member of the board of directors of various other private companies including Eltek ASA since 2000, Komplett ASA since 2005, Toleko AS since 1998 and Saneka AS since

2005. Mr. Thorsen holds a Masters of Business and Economics from Karlstad University in Sweden. Mr. Thorsen resides in Oslo, Norway.

Reidar Langmo (51) is Senior Vice President – Business Development. Mr. Langmo is the co-founder of REC ScanWafer and was, until February 2003, REC ScanWafer's CEO. Mr. Langmo was the Chairman of the Board in REC ScanWafer until he was appointed as CEO in early 2002. Before founding REC ScanWafer, Mr. Langmo was the Managing Director of Meløy Næringsutvikling AS. Mr. Langmo has previously worked as a project manager in Saga Petroleum AS and as an independent consultant for newly established companies. Mr. Langmo holds a Master of Science degree in structured and civil engineering from the Norwegian Institute of Technology. Mr. Langmo resides in Oslo, Norway.

Erik Sauar (36) is the Senior Vice President and Chief Technology Officer. Dr. Sauar is the co-founder of SolEnergy (now REC ScanSolar AS). He has previously worked as a researcher for Norsk Hydro, the University of Oslo and Carnegie Mellon University in the United States. Dr. Sauer was an advisor to the Bellona Foundation between 1998 and 2001, where he was responsible for commercial assistance relating to new, clean technology companies. Dr. Sauar has been the Deputy Director of the Supervisory Board of Apoteket Bien since 2004 and the Chairman of the Supervisory Board of The Norwegian Solar Energy Association since 2003. Dr. Sauar holds a doctorate in physical chemistry from the Norwegian University of Science and Technology, a Masters of Science in chemical engineering from the Norwegian Institute of Technology and a Masters of Science in anthropology from the University of Trondheim in Norway. In July 2001, he received the International Centre for Applied Thermodynamics' Young Scientist Award, an international award for his outstanding contributions to the field of Applied Thermodynamics. Dr. Sauar resides in Oslo, Norway.

Gøran Bye (46) is the Executive Vice President – REC Silicon. Mr. Bye joined REC in 2002 when the SGS joint venture with Komatsu was established. Between 2002 and 2005, Mr. Bye was Vice President Finance and Sales of SGS. Following a twelve-year career in the Norwegian Navy, Mr. Bye has held senior and executive management positions in private and public technology and consulting companies, including at SchoutByNacht AS between March 1998 and October 2002. Mr. Bye has been, and currently is, a member of the board of directors of various other private companies, including Kommunikasjon Uten en Tråd AS, where he was chairman and managing director from March 2001 to September 2004, and SchoutByNacht AS, where he has been chairman since 1996. Mr. Bye holds a Masters of Business and Economics (Information & Data Systems) from the Norwegian School of Management. Mr. Bye resides in Moses Lake, Washington, USA.

John Andersen, Jr. (38) is the Executive Vice President – REC Wafer. Mr. Andersen previously held the position of Vice President Business Development at REC. Mr. Andersen joined REC in 2001 from the international chemical group Borregaard Industries Ltd. At Borregaard, Mr. Andersen held various positions in Norway and abroad, including Senior Project Manager Corporate Business Development. Mr. Andersen has been, and currently is, a member of the board of directors of various other private companies. He was the chairman of Raadhuset Rekruttering og Utrelgelse AS between June 2002 and September 2003, a member of the board of directors of Sinor AS between February 2003 and January 2004, and the chairman of Norfurnace AS between March 2004 and April 2005. Mr. Andersen is currently a member of the board of directors of Perm-Tech AS, a position he has held since January 2002, and the chairman of Norfurnace AS, a position he has held since June 2005. Mr. Andersen holds a Masters of Business and Economics (Finance) from the Norwegian School of Management. He has also completed extensive courses in international strategy in the Masters of Science program at the Norwegian School of Management. Mr. Andersen resides in Oslo, Norway.

Thor Christian Tuv (44) is the Executive Vice President – REC Solar. Mr. Tuv joined REC in 2002 from Telenor ASA. At Telenor, Mr. Tuv was Project Director for strategic developments. He holds a Masters of Science from the Norwegian University of Technology and a Masters of Management from the Norwegian School of Management. Mr. Tuv has also completed courses of business management at the Wharton School of Business, University of Pennsylvania and at the Stockholm School of Economics. Mr. Tuv resides in Lørenskog, Norway.

Bjørn Brenna (49) is the Executive Vice President – Finance and Administration, with responsibility for Finance, Investor Relations, Legal, Strategic Project Management, Information Technology and Administration. Mr. Brenna joined REC in March 2006 following seven years as Head of Group Finance at

Telenor ASA, a leading international telecommunications company that is listed on both the OSE and the NASDAQ. Prior to his time at Telenor, Mr. Brenna was the CFO and Head of Business Development at Orkla Foods, the CFO at Lillehammer Olympic Organizing Company and Chief of Staff during the Lillehammer Olympic Games in 1994. Mr. Brenna has also held various leading positions in offshore projects for Statoil ASA and Mobil. He holds a position as board member in Synnøve Finden ASA. Mr. Brenna holds a Masters of Business and Economics from the Norwegian School of Management. Mr. Brenna resides in Oslo, Norway.

Svànaug Bergland (55) is the Senior Vice President – Organizational Development & Corporate Communications. Ms. Bergland joined REC in October 2005. Prior to joining REC, Ms. Bergland was employed with Tomra, where she held several positions, including Senior Vice President of Organizational Development & Corporate Communications. Before joining Tomra, Ms. Bergland held several management and executive positions at the Oslo University Press. Ms. Bergland completed extensive studies in organization, leadership and behavioral sciences and graduated in 1969 from Oslo Business College. Ms. Bergland resides in Oslo, Norway.

Remuneration of the Chief Executive Officer, the Senior Management and the Board of Directors

The Company pays Mr. Thorsen NOK 2,500,000 per year, plus a bonus of up to 50% of his salary, for his services as Chief Executive Officer. According to his employment contract, the Company has agreed to further pay Mr. Thorsen up to NOK 15,000/ month in automobile expenses. Mr. Thorsen's contract also entitles him to receive a portion of his salary in the form of a pension beginning from his sixty-seventh birthday, as well as a telephone service, newspapers, health club memberships and certain other benefits. Mr. Thorsen's employment contract may be terminated by the Company at any time and with immediate effect, upon payment of up to 30 months of salary if the agreement is terminated within the first two years of employment and 24 months of salary if the agreement is terminated after the first two years of employment. In the event of dismissal, Mr. Thorsen would be entitled to the first twelve months of the compensation, but any amounts in excess of this that he received from another employer would be deducted from the balance.

The Company pays Mr. Langmo an annual base salary of NOK 1,400,000 and an annual performance bonus that is not to exceed 40% of the base salary. Mr. Langmo is also entitled to certain other benefits, such as the use of a vehicle, newspapers, telephone services and participation in the Company's pension scheme. Mr. Langmo is also entitled to participate in the Company's Long Term Incentive Plan.

The Company pays Mr. Sauar an annual base salary of NOK 1,350,000 and an annual performance bonus that is not to exceed 40% of the base salary. Mr. Sauar is also entitled to certain other benefits, such as the reimbursement of home-office related expenses, a vehicle allowance, newspapers, telephone service and participation in the Company's pension scheme. Mr. Sauar is also entitled to participate in the Company's Long Term Incentive Plan.

The Company pays Mr. Bye an annual base salary of U.S.$275,000 and an annual performance bonus that is not to exceed 40% of the base salary. Mr. Bye is also entitled to certain other benefits, such as a vehicle allowance and an annual pension allowance in lieu of participation in the Company's pension scheme. Mr. Bye is also entitled to participate in the Company's Long Term Incentive Plan. In the event Mr. Bye's contract is terminated, he is entitled to a severance payment equal to six months of his salary together with a pension allowance, a vehicle allowance and a bonus calculated on a pro rata basis, and an allowance for his relocation to Norway.

The Company pays Mr. Andersen an annual base salary of NOK 1,650,000 and an annual performance bonus not to exceed 50% of the base salary. Mr. Andersen is also entitled to certain other benefits, such as the use of a vehicle, newspapers, telephone and Internet services, and participation in the Company's pension scheme. Mr. Andersen is also entitled to participate in the Company's Long Term Incentive Plan. In the event that Mr. Andersen's contract is terminated, he is entitled to a severance payment equal to six months of his salary.

The Company pays Mr. Tuv an annual base salary of NOK 1,150,000 and an annual performance bonus not to exceed 40% of the base salary. Mr. Tuv is also entitled to certain other benefits, such as a vehicle

allowance, newspapers, telephone service and participation in the Company's pension scheme. Mr. Tuv is also entitled to participate in the Company's Long Term Incentive Plan.

The Company pays Mr. Brenna an annual base salary of NOK 2,000,000 and an annual performance bonus not to exceed 50% of base salary. Mr. Brenna is also entitled to other benefits, such as the use of a vehicle or a vehicle allowance, newspapers, telephone service and participation in the Company's pension scheme. Mr. Brenna is also entitled to participate in the Company's Long Term Incentive Plan. Mr. Brenna is also entitled to participate in the Company's bonus scheme and to a severance payment equal to 12 months of his salary if his contract is terminated by the Company.

The Company pays Ms. Bergland an annual base salary of NOK 1,000,000 and an annual performance bonus not to exceed 30% of the base salary. Ms. Bergland is also entitled to certain other benefits, such as a vehicle allowance, newspapers, telephone service and participation in the Company's Long Term Incentive Plan. Ms. Bergland is entitled to two years' salary in the event of her early termination.

Except as noted above, no members of the administrative, management or supervisory bodies have service contracts with the Company that provide for benefits upon termination of employment.

For the period between April 2004 and May 2005, the Chairman of the Board of Directors, Tore Schiøtz, was paid NOK 200,000 for his services, while other members of the Board were each paid NOK 100,000, and members of Board committees were each paid NOK 25,000.

The total amount set aside or accrued by the Company and its subsidiaries in 2005 to provide pension, retirement or similar benefits for its key management was approximately is set forth under the heading "Key management compensation – post-employment benefits" in Note 33 of the Notes to the IFRS Financial Statements. The Company did not set aside or accrued any amount to provide such benefits for its directors in 2005.

Bonus and Incentive Program

Certain of the Company's employees are entitled to participate in the Company's Long Term Incentive Plan 2006 (the "LTIP"). The LTIP is a three-year plan under which an annual "LTIP Pool" is set aside and then paid out to eligible employees in three equal annual installments on March 1 of each of the three subsequent years. The LTIP Pool for 2006 is based on the Company's actual financial performance compared to budgeted financial performance. If payments are made under the program, each LTIP participant is entitled to a share of the LTIP Pool equal to her or his LTIP earning ratio, which ranges from 15-50% of each employee's annual base salary. LTIP participants are required to use 25% of each annual LTIP payment to purchase the Company's Shares and to deposit the Shares in an account at VPS for the remainder of the three-year LTIP period under which the LTIP payment was made. The LTIP program has an annual cap.

Loans and Guarantees

On 8 July 2005, the Company loaned Erik Thorsen NOK 700,000, and on 8 December 2005, the Company loaned Svånaug Bergland NOK 500,000. The purpose of each of these loans was to facilitate the borrower's purchase of a car. Each of the loans is interest and instalment free for two years and is secured by certain real estate holdings of the relevant borrowers. In each case, if the borrower resigns from the Company, the loan will become due and payable. On 1 August 2005, the Company loaned Gøran Bye U.S.$50,000 on an interest free basis, which is to be repaid by setting-off amounts owed against his net annual bonus payments, beginning in 2007.

Conflicts of Interests

Except as noted below, none of the mentioned members of the Company's management or Board of Directors have been subject to any bankruptcy, receivership or liquidation proceedings, nor has any mentioned member of the Company's management or Board of Directors been convicted of any fraudulent offence or been subject to any official public incrimination or sanctions by statutory or regulatory authorities (including designated professional bodies) in acting as founder, director or senior Manager of any company for the last five years, nor has any mentioned member of the Company's management or Board of Directors been disqualified by a court from acting as a member of the management or supervisory

bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for the last five years. Mr. John Andersen was a non-executive director of Sinor AS (the predecessor of REC SiTech AS) when that company filed for bankruptcy in January 2004 but was not as a consequence subject to any official public incrimination, sanctions or disqualification of the types described above.

To the Company's knowledge, there are currently no actual or potential conflicts of interest between the Company and such individuals. Some of the members of the Company's management and Board of Directors are, as described above, directors of, or may have other interests in, companies and businesses that from time to time may have a conflicting interest with the Company. Any such conflicts, as they arise, will be dealt with in the manner prescribed by prescribed by the Norwegian Public Limited Companies Act, the Company's Articles of Association and in accordance with the Company's corporate governance code.

Share Ownership of Directors, Executive Officers and Certain Registered Owners

As of 31 March 2006, there were 297 registered holders of the Company's Shares. Of the registered holders of the Company's Shares, 14 shareholders, holding an aggregate of 6,996,334 REC Shares (prior to the 20-to-1 stock split that took effect on 21 April 2006), had registered addresses outside of Norway.

The follow table sets forth information concerning the four largest registered holders of the Company's Shares as of 20 April 2006 (adjusted for a 20-for-1 stock split effected on 21 April 2006). Except as set forth below, no shareholder owns more than 5% of the Company's outstanding Shares.

Name of REC Shareholder	Number of REC Shares	Percentage of REC Shares
Good Energies Investments B.V.	168,600,500	40.0%
Elkem AS	115,915,300	27.5%
Hafslund Venture AS	105,254,820	25.0%

The Company's major shareholders do not have voting rights different from those of other holders of the Company's Shares.

The following table below sets forth information concerning ownership of the Company's Shares, as of 20 April 2006 (adjusted for a 20-for-1 stock split effected on 21 April 2006), by (i) each of the persons who serve on the Company's Board of Directors, (ii) the Company's President and Chief Executive Officer, (iii) the Company's other executive officers, and (iv) all of the foregoing individuals as a group.

Name	Number of Shares
Reidar Langmo (through Rebeljo Invest AS and through Rebeljo AS)	5,903,180[1]
Erik Sauar (through Sauar Invest AS)	897,960
Tore Schiøtz (through Granhaug Industrier AS and through Centurum AS)	876,700
Erik Thorsen (through Toleko AS)	500,000
Thor-Christian Tuv (through The Tuv AS)	178,100
John Andersen Jr.	686,760
Gøran Bye (through Schoutbynacht AS)	29,000

(1) Does not reflect sale of the 1,600,000 Shares being sold in the Global Offering by Rebeljo Invest AS.

On 21 April 2006, Reidar Langmo sold 400,000 Shares at a price of NOK 75 per share.

Description of the Company's Shares and Share Capital

The following is a summary of material information relating to the Company's share capital, including summaries of certain provisions of its Articles of Association and applicable Norwegian law in effect as of the date of this Prospectus, including the Norwegian Public Limited Companies Act. This summary does not purport to be complete and is qualified in its entirety by the Company's Articles of Association and Norwegian law.

REC is a public limited liability company organized under the laws of Norway with its registered office at Bærum, Norway. The Company was incorporated on December 3, 1996 under the name Fornybar Energy AS. The Company's registration number in the Norwegian Register of Business Enterprises is 977 258 561, and its Shares are registered in the Norwegian Central Securities Depository (known as "*Verdipapirsentralen*" or "*VPS*") under ISIN NO 0010112675. The Company's VPS account manager is DnB NOR Bank ASA Verdipapirservice, Stranden 21, N-0021 Oslo, Norway. The Company does not have a Corporate Assembly, and the employees are currently not represented on the Board.

As a public limited liability company, none of the Company's shareholders will have personal liability for its obligations under Norwegian law. However, anyone who is responsible for a decision relating to a distribution from the Company that is in violation of Norwegian law, or for implementing such decision, and was aware or should have been aware of such violation is liable for the return to the Company of the funds distributed, or the loss incurred by the Company.

Stock Exchange Listing

On 27 March 2006, the Company applied for its Shares to be admitted for listing on the OSE. A decision by the OSE is anticipated on 27 April 2006, and the Company currently expects trading in its Shares on the OSE to begin on or around 9 May 2006. The Company has not applied for listing on any other stock exchange.

Share Capital

The Company's issued and registered share capital is NOK 421,089,120 divided into 421,089,120 Shares, each fully paid with a nominal value of NOK 1.

Following the Global Offering, the share capital of the Company will be NOK 494,089,120 divided into 494,089,120 Shares with a nominal value of NOK 1.

For a description of the history of the Company's share capital, see Note 14 to the Norwegian GAAP Financial Statements and Note 17 to the IFRS Financial Statements.

Authorization to Increase the Share Capital

At the annual general meeting held on 20 April 2006, the Company's shareholders authorized the Board of Directors to increase the Company's share capital by up to NOK 500,000 through an offering to the Company's United States employees. The Board of Directors was also authorized to periodically increase the share capital with an additional NOK 14,500,000 (giving a total authorization of NOK 15,000,000). This authorization will remain valid until the next annual general meeting.

Authorization to Acquire Own Shares

At the annual general meeting held on 20 April 2006, the Company's shareholders authorized the Board to repurchase up to 10% of the face value of the Company's share capital at a price per Share of between NOK 10 and NOK 300. This authorization will be valid for 18 months from the date of the annual general meeting or until it is rescinded by a resolution of a subsequent annual general meeting.

Convertible Bonds

By a resolution at the shareholders' meeting held on 8 July 2005, the Company issued a U.S.$140 million 8% subordinated convertible loan. The repayment of the principal amount is subordinated to the repayment of all other creditors, including the holders of the convertible bonds issued on

25 September 2003. The bonds mature on 31 September 2006 and may not be prepaid. The converted Shares give full shareholders rights from the date of the conversion. At 31 March 2006, 99.88% of the interests in the U.S. dollar-denominated loan had been converted into Shares. The procedure for converting the remaining 0.12% of the principal amount of these bonds is as follows: The dates for conversion are 8 September 2006 and the final maturity date in December 2006. The bondholder may request conversion on or prior to a conversion date. The conversion price is NOK 12.75 per share, subject to certain customary adjustments. Payment of the subscription price upon conversion is made through set-off of the bondholder's claim against the Company. At conversion, the number of Shares to which the bondholder will be entitled will be rounded down to the nearest whole share. The conversion price in U.S. dollars is fixed on the basis of the exchange rate on the date when the demand for conversion is made.

By a resolution at the shareholders' meeting held on 25 September 2003, the Company issued a 7.9% €31 million subordinated convertible bond that matures on 25 September 2007. Interests in the bonds may be converted into Shares at any time during its term and at a conversion price of NOK 118 per share, subject to certain adjustments. Interest that has been incurred but that remains unpaid may not be converted. The converted Shares give full shareholders rights from the date of the conversion. As of 31 March 2006, 100% of the interests in the bonds had been converted into Shares.

Other Financial Instruments

There are no other outstanding options, warrants, convertible loans or other instruments which would entitle the holder of any such securities to require that the Company issue any of its Shares.

Shareholder's Rights

Under Norwegian law, all shares are to provide equal rights in a company. However, Norwegian law permits a company's articles of association to provide for different types of shares (*e.g.*, several classes of shares). In such case, a company's articles of association must specify the different rights, preferences and privileges of the classes of shares and the total par value of each class of shares. The Company's Articles of Association provide for a single class of shares with equal rights.

Shareholders Agreement

The Company's three largest shareholders are currently parties to a shareholder agreement that, pursuant to its terms, will be terminated upon a listing of the Company's Shares on the OSE. Apart from the lock-up agreement described under "Plan of Distribution – Trading Market and Lock-ups," the Company is not aware of any agreement, whether or not entered into by the Company's shareholders, that could interfere with the regular trading of the Shares.

Limitations on the Right to Own and Transfer Shares

There are no restrictions affecting the right of Norwegian or non-Norwegian residents or citizens to own the Company's Shares. The Company's Articles of Association do not contain any provisions restricting the transferability of Shares.

General Meetings

Under Norwegian law, a company's shareholders are to exercise supreme authority in the company through the general meeting.

A shareholder may attend the general meeting either in person or by proxy. Although Norwegian law does not currently require the Company to send proxy forms to its shareholders for general meetings, the Company plans to include a proxy form with notices of general meetings.

In accordance with Norwegian law, the annual general meeting of the Company's shareholders is required to be held each year on or prior to June 30. The following business must be transacted and decided at the annual general meeting:

- approval of the annual accounts and annual report, including the distribution of any dividend; and

- any other business to be transacted at the general meeting by law or in accordance with the Company's Articles of Association.

Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting, unless a company's articles of association stipulate a longer period. The Company's Articles of Association do not include any provision on this subject. A shareholder is entitled to have an issue discussed at a general meeting if such shareholder provides the Board of Directors with notice of the issue so that it can be included in the written notice of the general meeting.

In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the Company's Board of Directors. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of the Company's auditors or shareholders representing a total of at least 5% of the share capital.

Voting Rights

Subject to the terms of a company's articles of association to the contrary, Norwegian law provides that each outstanding share shall represent a right to one vote. All of the Company's Shares have an equal right to vote at general meetings. No voting rights can be exercised with respect to treasury shares held by a company.

In general, decisions that shareholders are entitled to make under Norwegian law or the Company's Articles of Association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are elected. However, certain decisions, including but not limited to resolutions to:

- authorize an increase or reduction in the Company's share capital,
- waive preferential rights in connection with any share issue,
- approve a merger or demerger, and
- amend the Company's Articles of Association,

must receive the approval of at least two-thirds of the aggregate number of votes cast at the general meeting at which any such action is before the shareholders for approval, as well as at least two-thirds of the share capital represented at the meeting. There are no quorum requirements for general meetings.

In general, in order to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS (described below), or, alternatively, report and show evidence of the shareholder's share acquisition to the Company prior to the general meeting. Under Norwegian law, a beneficial owner of shares registered through a VPS-registered nominee is not able to vote the beneficial owner's shares unless ownership is re-registered in the name of the beneficial owner prior to the relevant general meeting.

Amendments to the Company's Articles of Association, including Variation of Rights

The affirmative vote of two-thirds of the votes cast at a general meeting as well as at least two-thirds of the share capital represented at the meeting, is required to amend the Company's Articles of Association. Certain types of changes in the rights of the Company's shareholders require the consent of all shareholders or 90% of the votes cast at a general meeting, see "Securities Trading in Norway – Voting Rights."

Additional Issuances and Preferential Rights

If the Company issues any new Shares, including bonus share issues (involving the issuance of new Shares by a transfer from the Company's share premium reserve or distributable equity to the share capital), the Company's Articles of Association must be amended, which requires a two-thirds majority of the votes cast at a general meeting of shareholders. In connection with an increase in the Company's share capital by a subscription for Shares against cash contributions, Norwegian law provides the Company's shareholders

with a preferential right to subscribe to the new Shares on a *pro rata* basis in accordance with their then-current shareholdings in the Company.

The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting passed by a two-thirds majority of the votes cast at a general meeting of shareholders required to approve amendments to the Company's Articles of Association.

The general meeting may, with a vote as described above, authorize the Board of Directors to issue new Shares. Such authorization may be effective for a maximum of two years, and the par value of the Shares to be issued may not exceed 50% of the nominal share capital as at the time the authorization was granted. The preferential right to subscribe for Shares in consideration against cash may be set aside by the Board of Directors only if the authorization includes such possibility for the Board of Directors.

The issue of Shares to holders of the Company's Shares who are citizens or residents of the United States upon the exercise of preferential rights, the Company may be required to file a registration statement in the United States under U.S. securities laws. If the Company decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

Under Norwegian law, bonus shares may be issued, subject to shareholder approval and provided, amongst other requirements, the company does not have an uncovered loss from a previous accounting year, by transfer from the Company's distributable equity or from the Company's share premium reserve. Any bonus issues may be effected either by issuing Shares or by increasing the par value of the Shares outstanding. If the increase in share capital is to take place by new shares being issued, these new Shares must be allotted to the shareholders of the company in proportion to their current shareholdings in the company.

Related Party Transactions

Under Norwegian law, an agreement to acquire assets or services from a shareholder or connected person (*e.g.*, a spouse or significant other, and other family members) of such shareholder, which involves consideration from the company in excess of 1/20th of the Company's share capital at the time of such acquisition is not binding on the company unless the agreement has been approved by the shareholders at a general meeting. Business agreements in the normal course of the company's business containing pricing and other terms and conditions which are normal for such agreements, as well as the purchase of securities at a price which is in accordance with the official quotation, do not require such approval. Any performance of an agreement which is not binding on the company must be reversed.

Minority Rights

Norwegian law contains a number of protections for minority shareholders against oppression by the majority, including but not limited to those described in this and preceding paragraphs. Any shareholder may petition the courts to have a decision of the Company's Board of Directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the Company itself. In certain grave circumstances, shareholders may require the courts to dissolve the company as a result of such decisions. Shareholders holding in the aggregate 5% or more of the Company's share capital have a right to demand that the Company holds an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that the Company places an item on the agenda for any general meeting if the Company is notified in time for such item to be included in the notice of the meeting.

Mandatory Bid Requirement

Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if it is clear that the market price was higher when the 40% threshold was exceeded. A shareholder who fails to make the required offer must, within four weeks,

dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the 40% limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares that exceed the 40% limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve. However, such shareholder retains the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

Compulsory Acquisition

A shareholder who, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights of a company has the right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder. A compulsory acquisition results in the majority shareholder becoming the owner of the shares of the minority shareholders with immediate effect.

A majority shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share and to pay the consideration offered to a separate bank account for the benefit of the minority shareholders. The determination of the Offer Price is at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

Transfers and Other Changes in Ownership of the Company's Securities by Directors and Officers

Under Norwegian law, the individual members of the Company's Board of Directors, the President and Chief Executive Officer, and other key employees and the Company's auditor must immediately notify the Board of Directors of both their own and their personal connected persons' sale or acquisition of the Company's Shares or other securities. Such sale or acquisition must also be reported to the OSE, which will promptly publish the notice through its information system.

Rights of Redemption and Repurchase of Shares

The Company has not issued redeemable Shares (*i.e.*, Shares redeemable without the shareholder's consent). The Company's share capital may be reduced by reducing the par value of the Shares. Such a decision requires the approval of two-thirds of the votes cast at a general meeting. Redemption of individual Shares requires the consent of the holders of the Shares to be redeemed.

A Norwegian company may purchase its own shares if an authorization for the board of directors of the company to do so has been given by the shareholders at a general meeting with the approval of at least two-thirds of the aggregate number of votes cast at the meeting. The aggregate par value of treasury shares so acquired and held by the company is not permitted to exceed 10% of the company's share capital, and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the shareholders at the general meeting cannot be given for a period exceeding 18 months. At the date of this Prospectus, the Company will not have any treasury Shares.

Shareholder Vote on Certain Reorganizations

A decision to merge with another company or to demerge requires a resolution of the Company's shareholders at a general meeting passed by two-thirds of the aggregate votes cast, as well as two-thirds of the aggregate share capital represented, at the general meeting. A merger plan or demerger plan signed by the Company's Board of Directors along with certain other required documentation, would have to be sent to all shareholders at least one month prior to the shareholders' meeting.

Liability of Directors

The Company's Board of Directors and the President and Chief Executive Officer owe a fiduciary duty to the Company and its shareholders. Such fiduciary duty requires that the Board members and the President and Chief Executive Officer act in the Company's best interests when exercising their functions and exercise a general duty of loyalty and care towards the Company. Their principal task is to safeguard the interests of the Company.

Members of the Company's Board of Directors and the President and Chief Executive Officer may each be held liable for any damage they negligently or willfully cause the Company. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or not to pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend the Company's Articles of Association, shareholders representing more than 10% of the share capital or, if there are more than 100 shareholders, more than 10% of the shareholders may pursue the claim on the Company's behalf and in its name. The cost of any such action is not the Company's responsibility, but can be recovered from any proceeds the Company receives as a result of the action. If the decision to grant an exemption from liability or not to pursue claims is made by such a majority as is necessary to amend the Articles of Association, or if a settlement has been reached, the minority shareholders cannot pursue the claim in the Company's name. A resolution by the general meeting to exempt the directors from liability does not protect the directors from a claim or a lawsuit filed by a third party other than a shareholder, for example a creditor.

Indemnification of Directors and Officers

Neither Norwegian law nor the Company's Articles of Association contain any provision concerning indemnification by the Company of the Company's Board of Directors. The Company is permitted to purchase, and has purchased, insurance to cover the members of its Board of Directors against certain liabilities that they may incur in their capacity as such.

Distribution of Assets on Liquidation

Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by the same vote as required with respect to amendments to the articles of association. The shares rank equally in the event of a return on capital by the company upon a winding-up or otherwise.

Summary of the Company's Articles of Association

The following is a summary of provisions of the Company's Articles of Association, some of which have not been addressed in the preceding discussion. A complete copy of the Company's Articles of Association is included as Appendix A to this Prospectus.

Name of the Company – The Company's registered name is Renewable Energy Corporation ASA. REC is a Norwegian public limited liability company.

Registered Office – The Company's registered office is in Bærum, Norway.

Objectives of the Company – The objectives of the Company are to develop and sell products and services related to renewable energy sources, and to undertake related financial operations. The Company may, through subscription of Shares or in any other ways, including granting loans, acquire interests in other companies with identical or similar objectives.

Share Capital – Following the Global Offering, the Company's share capital will be NOK 494,089,120 divided into 494,089,120 Shares.

Nominal Value of Shares – The par value of each Share will be NOK 1.

Board of Directors – The Company's Articles of Association provide that its Board of Directors shall be composed of a minimum of 5 and a maximum of 9 directors. The chairman shall be elected by the general

meeting of the shareholders. In the event of an equality of votes, the Chairman has the deciding vote. The Board shall be elected for a period of two years at a time. The right to sign on behalf of the Company is assigned to the Chairman and one board member jointly.

Annual General Meeting – The annual general meeting of the Company's shareholders will be convened by its Board of Directors no later than June 30 each year upon at least two weeks' written notice. The meeting will deal with the approval of the annual report and accounts, including distribution of dividends, and any other matters as required by law or the Company's Articles of Association.

Shareholders' Equity

At the date of this Prospectus, the number of Shares that are issued, outstanding and fully paid is 421,089,120. In addition, the Board of Directors have been granted an authorization to issue an additional 15,000,000 Shares.

Changes in Shareholders' Equity in 2003, 2004 and 2005

2004 and 2005 Calculated in Accordance with IFRS

The following tables set forth information concerning changes in the Company's shareholders' equity under IFRS in 2004 and 2005.

IFRS

Paid in capital

	Share capital	Share premium	Treasury shares	Other paid in capital	Total
At 1 January 2004	26,536	372,391	(766)	312,568	710,729
Increase in share capital	10,750	294,780	–	25,170	330,700
Treasury shares transactions	–	–	766	–	766
At 31 December 2004	37,286	667,171	–	337,738	1,042,195
Transfer of share premium reserves to share capital	261,004	(261,004)	–	–	–
Paid in capital shareholder agreement and agreement CEO[1]	4,500	29,500	–	–	34,000
SiTech (contribution in kind)	1,530	17,581	–	–	19,111
Treasury shares transactions	–	–	(225)	–	(225)
At 31 December 2005	304,319	453,248	(225)	337,739	1,095,081

The total issued number of ordinary shares with a par value of NOK 20 per share at 1 January 2004 and 31 December 2004 and 2005 was 10,570,474, 14,914,507 and 15,215,947, respectively. All issued shares are fully paid.

The Company acquired 11,268 of its own shares on 20 May 2005. The total amount paid to acquire the shares was NOK 2,873 and has been deducted from shareholders' equity. The shares are held as "treasury shares." The Company has the right to re-issue these shares at a later date.

(1) NOK 29,000 relates to a share issue directed at Elkem AS (NOK 145 per share), in connection with an option received in the fourth quarter of 2004.

Changes in equity

	Paid in capital	Other equity and retained *earnings*	Minority *interest*	Total
Balance at 1 January 2004	710,729	(212,230)	106,861	605,360
Change in paid in capital	331,466	–	–	331,466
ScanWafer acquisition	–	149,065	–	149,065
Change in minority interest	–	–	(106,861)	(106,861)
Change in other equity and retained earnings	–	103,351	–	103,351
Total recognized income and expense	–	(8,343)	–	(8,343)
Balance at 31 December 2004	1,042,195	31,843	–	1,074,038
Change in paid in capital	52,886	–	–	52,886
Transactions in own shares	–	19,755	–	19,755
Total recognized income and expense	–	84,119	–	84,119
Balance at 31 December 2005	1,095,081	135,717	–	1,230,798

2003 and 2004 Calculated in Accordance with Norwegian GAAP

The following tables set forth information concerning changes in the Company's shareholders' equity under Norwegian GAAP in 2003 and 2004.

Norwegian GAAP

	Share capital	Share premium reserve	Own shares	Other paid-in capital	Total paid-in capital
Paid-in capital					
Balance at 1 January 2003	17,457	243,375	(794)	68,352	328,390
Equity changes	8,979	129,016	28	244,216	382,239
Balance at 31 December 2003	26,436	372,391	(766)	312,568	710,629

	Minority interest	Equity and retained earnings	Total retained earnings	Total equity
Retained earnings				
Balance at 1 January 2003	20,109	(102,778)	(82,669)	245,721
Equity changes	141,917	26,864	165,781	548,020
Net profit/(loss)	(25,164)	(112,015)	(137,179)	(137,179)
Balance at 31 December 2003	136,862	(190,929)	(54,067)	656,562

	Share capital	Share premium	Own shares	Other paid-in capital	Total paid-in capital
Paid-in capital					
Balance at 1 January 2004	26,436	372,391	(766)	312,568	710,629
Equity changes	10,850	294,779	766	25,171	331,566
Balance at 31 December 2004	37,286	667,170	–	337,739	1,042,195

	Minority interest	Equity and retained earnings	Total retained earnings	Total equity
Retained earnings				
Balance at 1 January 2004	136,862	(190,929)	(54,067)	656,562
Adjustment, change in acc. principles	9,927	(16,585)	(6,658)	(6,658)
Adjusted balance at 1 January 2004	146,789	(207,514)	(60,725)	649,904
Equity changes	(112,016)	103,534	(8,482)	323,084
Net profit/(loss)	14,472	(62,593)	(48,121)	(48,121)
Balance at 31 December 2004	49,245	(166,573)	(117,328)	924,867

Exchange Controls

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

Securities Trading in Norway

Introduction

The OSE was established in 1819 and is the principal market in which shares, bonds and other financial instruments are traded in Norway. The OSE is incorporated as a public limited company. As of 31 December 2005, the total capitalization of companies listed on the OSE amounted to approximately NOK 1,403 billion. Shareholdings of non-Norwegian companies as a percentage of total market capitalization on 31 December 2005 amounted to approximately 7.8%.

The OSE is a part of the NOREX Alliance, whose other members are the Copenhagen Stock Exchange, the Stockholm Stock Exchange and the Iceland Stock Exchange.

Trading and Settlement

Trading on the NOREX exchanges is carried out in the electronic trading system SAXESS. OM Technology, a part of OM AB that owns the OM Stockholm Exchange, has developed SAXESS. This trading system is in use by all members of the NOREX Alliance, and allows brokers to operate on all such exchanges of which they are members through a single trading system. For the time being, clearing of all trades, however, takes place through different systems for trades effected on the different exchanges.

Official trading takes place between 9:00 am and 4:30 pm each trading day. Orders may be placed in the system beginning at 8:15 am.

The settlement period for trading on the OSE is three days (T+3).

The ability of brokerage houses to trade for their own account is restricted to trading that occurs as an integral part of either investment services or general capital management. Trading by individual employees is also restricted.

Investment services may only be provided by Norwegian brokerage houses holding a license under the Securities Trading Act, branches of brokerage houses from an EEA -state or brokerage houses from outside the EEA that have been licensed to operate in Norway. EEA-state brokerage houses may also conduct cross-border investment services in Norway.

It is possible for brokerage houses to undertake market-making activities in listed Norwegian shares if they have a license to do so under the Securities Trading Act, or in the case of EEA – state brokerage houses, a license to carry out market making activities in their home jurisdiction. Such market-making activities will be governed by the regulations of the Securities Trading Act covering brokers' trading for own account. Such market-making activity, however, does not as such require notification to the Financial Supervisory Authority of Norway (Kredittilsynet) ("FSAN") or the OSE except for the general obligation on brokerage houses that are members of the OSE to report all trades in stock exchange listed securities.

Information, Control and Surveillance

Under Norwegian law, the OSE is required to perform a number of surveillance and control functions. The Surveillance and Corporate Control unit of the OSE monitors all market activity on a continuous basis and is responsible for the dissemination of information from listed companies to the market. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.

The OSE controls the issuance of securities in both the equity and bond markets in Norway. The OSE evaluates whether the issuance documentation contains the required information and whether it would otherwise be illegal to carry out the issuance.

Each listed company must deliver to the OSE copies of all reports and communications sent to its shareholders. Each company must also promptly, unless there are valid reasons for postponement, release to the OSE any other precise information about the financial instruments, the company or other matters which are suited to influence the price of the financial instruments or related financial instruments noticeably, and

which are not publicly available or commonly known in the market. The OSE may levy fines on companies that violate such requirements.

The VPS and Transfer of Shares

The VPS is the Norwegian paperless centralized securities registry. It is a computerized bookkeeping system in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. The Company's share register is operated through the VPS. All transactions relating to securities registered with the VPS are made through computerized book entries. The VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the Bank of Norway, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as account agents.

The entry of a transaction in the VPS is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the given security.

The VPS is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS may be reduced or withdrawn.

A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered such shareholding or has reported and shown evidence of such share acquisition, and the acquisition of shares is not prevented by law, the Articles of Association or otherwise.

Share Register

Under Norwegian law shares are registered in the name of the owner of the shares. As a general rule, there are no arrangements for nominee registration. However, shares may be registered in the VPS by a fund manager (bank or other nominee) approved by the Norwegian Ministry of Finance, as the nominee of foreign shareholders. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In the case of registration by nominees, registration with the VPS must show that the registered owner is a nominee. A registered nominee has the right to receive dividends and other distributions but cannot vote at general meetings on behalf of the beneficial owners. Beneficial owners must register with the VPS or provide other sufficient proof of their ownership to the shares in order to vote at general meetings.

Foreign Investment in Norwegian Shares

Foreign investors may trade shares listed on the OSE through any broker that is a member of the OSE, whether Norwegian or foreign.

Disclosure Obligations

A person, entity or group acting in concert that acquires shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate meeting or exceeding the respective thresholds of $\frac{1}{20}$, $\frac{1}{10}$, $\frac{1}{5}$, $\frac{1}{3}$, $\frac{1}{2}$, $\frac{2}{3}$ or $\frac{9}{10}$ of the share capital or the voting rights in the Company has an obligation under Norwegian law to notify the OSE immediately. The same applies to disposal of shares (but not options or other rights to shares) resulting in a beneficial ownership, directly or indirectly, in the aggregate meeting or falling below said thresholds.

Insider Trading

According to Norwegian law subscription for, purchase, sale or exchange of shares which are quoted, or incitement to such dispositions, must not be undertaken by anyone who has precise information about the financial instruments, the company or other matters which are suited to influence the price of the financial instruments or related financial instruments noticeably, and which are not publicly available or commonly known in the market. The same applies to entry into, purchase, sale or exchange of option or futures/forward contracts or equivalent rights connected with such shares or incitement to such disposition.

Mandatory Offer Requirement

Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer for the purchase of the remaining shares in the company. The offer is subject to approval by the OSE before *submission of the offer to the shareholders. The Offer Price per Share must be at least as high as the highest* price paid or agreed by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if the market price was higher when the 40% threshold was exceeded. In the event that the acquirer thereafter, but prior to the expiration of the bid period acquires, or agrees to acquire, additional shares at a higher price, the acquirer is obliged to restate its bid at that higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. A shareholder who fails to make the required offer must within four weeks dispose of *sufficient shares so that the obligation ceases to apply (i.e., to reduce the ownership to a level below 40%).* Otherwise, the OSE may cause the shares exceeding the 40% limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote for his shares on the company's shareholders meetings or exercise any rights of share ownership unless a majority of the remaining shareholders approve. The shareholder can, however, exercise the right to dividends and pre-emption rights in the event of a share capital increase. The OSE may impose a daily fine upon a shareholder who fails to make the required offer.

A shareholder or consolidated group that owns shares representing more than 40% of the votes in a listed company, and that has not made an offer for the purchase of the remaining shares in the company in accordance with the provisions concerning mandatory offers (*e.g.*, due to available exemptions), is obliged, in general, to make a mandatory offer in the case of each subsequent acquisition. However, there are exceptions to this rule, including for a shareholder or a consolidated group that, upon admission of the company to listing on a stock exchange, owns more than 40% of the shares in the company.

Compulsory Acquisition

If a shareholder, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights attached to such shares, then such majority shareholder would have the right (and each remaining minority shareholder of the Company would have the right to require such majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by such majority shareholder. Such compulsory acquisition would imply that the majority shareholder has become the owner of the thus acquired shares with immediate effect. Upon effecting the compulsory acquisition the majority shareholder would have to offer the minority shareholders a specific price per share, the determination of which price would be at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified deadline of not less than two months' duration, request that the price be set by the Norwegian courts. Absent such request or other objection to the price being offered, the minority shareholders would be deemed to have accepted the offered price after the expiry of the two months deadline. The cost of such court procedure would, as a general rule, be for the account of the majority shareholder, and the courts would have full discretion in respect of the valuation of the shares as per the effectuation of the compulsory acquisition.

Voting Rights

Each Share in the Company carries one vote.

As a general rule, resolutions that shareholders are entitled to make pursuant to Norwegian law or the Company's Articles of Association require approval by a simple majority of the votes cast. In the case of election of directors to the board of directors, the persons who obtain the most votes cast are deemed elected to fill the positions up for election. However, as required under Norwegian law, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or demerger, to amend the Company's Articles of Association, to authorize an increase or reduction in the share capital, to authorize an issuance of convertible loans or warrants or to authorize the Board of Directors to purchase the Company's Shares or to dissolve the Company, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting. Norwegian law further requires that certain decisions, which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of the

holders of such shares or class of shares as well as the majority required for amendments to the Company's Articles of Association. Decisions that (i) would reduce any shareholder's right in respect of dividend payments or other rights to the assets of the Company or (ii) restrict the transferability of the shares require a majority vote of at least 90% of the share capital represented at the general meeting in question as well as the majority required for amendments to the Company's Articles of Association. Certain types of changes in the rights of shareholders require the consent of all shareholders affected thereby as well as the majority required for amendments to the Company's Articles of Association.

In general, in order to be entitled to vote, a shareholder must be registered as the beneficial owner of shares in the share register kept by the VPS. Beneficial owners of shares that are registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees.

Readers should note that there are varying opinions as to the interpretation of Norwegian law in respect of the right to vote nominee-registered shares. For example, the OSE has in a statement on 21 November 2003 held that in its opinion "nominee-shareholders" may vote in general meetings if they actually prove their shareholding prior to the general meeting.

Restriction on Ownership of Shares

The Articles of Association of the Company contain no provisions restricting foreign ownership of shares.

There are no limitations under Norwegian law on the rights of non-residents or foreign owners to hold or vote the shares.

Additional Issuances and Preferential Rights

All issuances of shares by the Company, including bonus issues, require an amendment to the Articles of Association, which requires the same vote as other amendments to the Articles of Association (*i.e.*, support by at least two-thirds of the votes cast). Furthermore, under Norwegian law, the Company's shareholders have a preferential right to subscribe for issues of new shares by REC. The preferential rights to subscribe in an issue may be waived by a resolution in a general meeting by the same vote required to approve amendments to the Articles of Association. A waiver of the shareholders' preferential rights in respect of bonus issues requires the approval of all outstanding shares, irrespective of class.

Under Norwegian law, bonus issues may be distributed, subject to shareholder approval, by transfer from the Company's free equity or from its share premium reserve. Such bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

To issue shares to holders who are citizens or residents of the United States upon the exercise of preferential rights, the Company may be required to file a registration statement in the United States under United States securities laws. If the Company decides not to file a registration statement, such holders may not be able to exercise their preferential rights and in such event would be required to sell such rights to eligible Norwegian persons or other eligible non-U.S. holders to realize the value of such rights.

Dividends

Under Norwegian law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended or accepted by the directors and approved by the shareholders at a general meeting. The shareholders at an annual general meeting may vote to reduce (but not to increase) the dividends proposed by the directors.

Dividends in cash or in kind are payable only out of (i) the annual profit according to the adopted income statement for the last financial year, (ii) retained profit from previous years, and (iii) distributable reserves, after deduction of (a) any uncovered losses, (b) the book value of research and development, (c) goodwill, (d) net deferred tax assets recorded in the balance sheet for the last financial year, (e) the aggregate value of any treasury shares that the Company has purchased or been granted security over during the preceding financial years, (f) any credit or security given pursuant to sections 8-7 to 8-9 of the Norwegian Public

Limited Companies Act and provided always that such distribution is compatible with good and prudent business practice with due regard to any losses which may have occurred after the last balance sheet date or which may be expected to occur. The Company cannot distribute any dividends if the equity, according to the balance sheet, amounts to less than 10% of the total balance sheet without a two months' creditor notice period.

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval. However, all payments to and from Norway shall be registered with the Norwegian Currency Registry. Such registration is made by the entity performing the transaction. Further, each physical transfer of payments in currency shall be notified to the Norwegian customs. Consequently, a non-Norwegian resident may receive dividend payments without Norwegian exchange control consent if such payment is made through a licensed bank.

The board will consider the amount of dividend (if any) to recommend for approval by the Company's shareholders, on an annual basis, based upon the earnings of the Company for the years just ended and the financial situation of the Company at the relevant point in time.

Taxation

This discussion is based on current law and practice that may be subject to amendments. Such amendments could be effective on a retroactive basis. The discussion is intended to serve as a general guideline and does not provide a complete description of all relevant issues (*e.g.*, for investors for whom special laws, rules or regulations may be applicable). Shareholders may wish to contact their professional tax advisors for advice concerning individual tax consequences.

Norwegian Taxation

The statements herein regarding taxation are unless otherwise stated based on the laws in force in Norway as of the date of this Prospectus, and are subject to any changes in law occurring after such date. Such changes could be made on a retrospective basis.

The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the Shares. Furthermore, the summary only focuses on the shareholder categories explicitly mentioned below (personal shareholders and limited *liability companies). Shareholders are advised to consult their own tax advisors concerning the overall tax* consequences of their ownership of Shares.

Norwegian Shareholders

Taxation of dividends

Personal shareholders
Dividends distributed to shareholders who are individuals resident in Norway for tax purposes ("Norwegian personal shareholders") are taxable as general income for such shareholders at a rate of 28%. However, Norwegian personal shareholders are entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance is calculated on a share-by-share basis, and the allowance for each Share is equal to the cost price of the Share (including RISK-adjustments per 1 January 2006, RISK is the Norwegian abbreviation for the variation of the company's retained earnings after tax during the ownership of the shareholder) multiplied by a risk free interest rate. Any part of the calculated allowance one year exceeding the dividend distributed on the Share is added to the cost price of the Share and included in the basis for calculating the allowance the following year.

Corporate shareholders (Limited liability companies)
Dividends distributed to shareholders who are limited liability companies resident in Norway for tax purposes ("Norwegian corporate shareholders") are not taxable for such shareholders.

Shares owned through partnerships
Partnerships are as a general rule transparent for Norwegian tax purposes. Taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. However, shareholders resident in Norway for tax purposes owning Shares through a partnership is not taxed on a current basis for their proportional share of dividends received by the partnership. For partners who are Norwegian personal shareholders taxation occurs when the dividends received are distributed from the partnership to such partners. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, see " – Personal shareholders" above. Norwegian corporate shareholders holding Shares through a partnership will be exempt from taxation of their proportional part of dividends received by the partnership.

Taxation on realization of Shares

Personal shareholders
Sale or other disposal of Shares is considered a realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian personal shareholder through a disposal of Shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal. The general income is taxable at a rate of 28%. The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of Shares disposed of.

The taxable gain or loss is equal to the sales price less the cost price of the share (including RISK-adjustments per 1 January 2006). From this capital gain, Norwegian personal shareholders are entitled to deduct a calculated allowance. The allowance for each share is equal to the total of allowance amounts calculated for the share for previous years (see " – Taxation of dividends" above) less dividends distributed on this share. The calculated allowance may only be deducted in order to reduce a taxable gain calculated upon the realization of the share, and may not be deducted in order to produce or increase a loss for tax purposes.

If the shareholder owns Shares acquired at different points in time, the Shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

With effect from 1 January 2006, new regulations were introduced whereby a Norwegian shareholder moving abroad and who consequently ceases to be resident in Norway for tax purposes, will be deemed taxable in Norway for any potential gain related to the Shares held at the time the tax residency ceased, as if the Shares were sold or otherwise disposed of at this time. Gains of NOK 200,000 or less are not taxable. If the person moves to a jurisdiction within the EEA, potential losses related to Shares held at the time tax residency ceases will be tax deducible. Taxation (loss deduction) will occur at the time the Shares are actually sold or otherwise disposed of. If the Shares are not disposed of within five years after the shareholder ceased to be resident in Norway for tax purposes, the tax liability calculated under these provisions will not apply.

Corporate shareholders (Limited Liability Companies)
Norwegian corporate shareholders are not taxable in Norway on capital gains related to realization of Shares, and losses related to such realization are not tax deductible.

Shares owned through partnerships
Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not.

Personal shareholders resident in Norway for tax purposes owning Shares through a partnership are thus taxed for their proportional share of capital gains generated by the partnership through realization of Shares in accordance with the regulations set out in the section "Personal Shareholders" above. In addition, taxation will occur for Norwegian personal shareholders when such capital gains are distributed from the partnership to the Norwegian personal shareholder. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, see " – Personal shareholders" above.

Norwegian corporate shareholders owning Shares through a partnership are not taxed for their proportional share of such capital gains generated by the partnership, see " – Corporate Shareholders (Limited Liability Companies)" above. A distribution from the partnership to such partners does not give rise to any additional taxation of the partners.

Net wealth tax
The value of Shares is included in the basis for the computation of wealth tax imposed on Norwegian personal shareholders. Norwegian corporate shareholders are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for Shares listed on the Main List and the SMB List of the OSE is 65% of the listed value as of January 1 in the assessment year.

Non-resident shareholders

This section summarizes Norwegian tax rules relevant to shareholders who are not resident in Norway for tax purposes ("Non-resident shareholders"). Non-resident shareholders' tax liabilities in their home country or other countries will depend on applicable tax rules in the relevant country.

Taxation of dividends
Dividends distributed to shareholders who are individuals not resident in Norway for tax purposes ("Non-resident personal shareholders"), are as a general rule subject to withholding tax at a rate of 25%.

The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing the dividends.

Non-resident personal shareholders resident within the EEA are liable to withholding tax, but entitled to apply for a partial refund of the withholding tax. The refund equals the calculated allowance granted to Norwegian personal shareholders, see " – Personal shareholders" above.

Dividends distributed to shareholders who are limited liability companies not resident in Norway for tax purposes ("Non-resident corporate shareholders"), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. Dividends distributed to Non-resident corporate shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax.

Dividends distributed to foreign partnerships are as a general rule subject to withholding tax at a rate of 25%. The partners in the partnership may be entitled to a reduction of the withholding tax rate through tax treaties. However, this depends on each partner's specific situation, and the Company recommends that investors considering such investments contact local tax advisors in this respect.

Nominee registered Shares will be subject to withholding tax at a rate of 25% unless the nominee has obtained approval from the Norwegian Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is required to file a summary to the tax authority including all beneficial owners that are subject to lower withholding tax.

Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a Non-resident shareholder is carrying on business activities in Norway and the relevant Shares are effectively connected with such activities, the shareholder will be subject to the same taxation as a Norwegian shareholder, as described above.

Taxation on realization of Shares
Gains from the sale or other disposal of Shares by a non-resident shareholder will not be subject to taxation in Norway unless the non-resident shareholder (i) is a non-resident personal shareholder holding the Shares in connection with the conduct of a trade or business in Norway or (ii) is a non-resident personal shareholder who has been a tax resident of Norway within the five calendar years preceding the year of the sale or disposition (and whose gains are not exempt pursuant to the provisions of an applicable income tax treaty).

The Norwegian regulations regarding taxation of non-resident shareholders who sell or otherwise dispose of Shares within five years after they cease to be resident in Norway for tax purposes were abolished with effect from 1 January 2006. It is uncertain whether these regulations will still have effect for Shares sold after 1 January 2006 by persons who ceased to be resident in Norway for tax purposes within the five year period before 1 January 2006 (*i.e.*, in the period from 1 January 2001 to 31 December 2005).

Net wealth tax
Shareholders not resident in Norway for tax purposes are not subject to Norwegian net wealth tax.

Duties on the transfer of Shares
No stamp or similar duties are currently imposed in Norway on the transfer of Shares whether on acquisition or disposal.

Inheritance tax
Upon transfer of Shares by way of inheritance or gift, the transfer may be subject to Norwegian inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. However, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.

Certain U.S. Federal Income Tax Considerations

This section is a summary, under current law, of certain U.S. federal income tax considerations relevant to an investment by a U.S. shareholder in the Shares. This summary applies to prospective purchasers only if they are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Norway (the "Treaty") in respect of their investment in the Shares ("U.S. shareholders"). In general, a shareholder will be eligible for such benefits if the shareholder:

(i) is:

- an individual U.S. citizen or resident;
- a U.S. corporation; or
- a partnership, estate, or trust to the extent the shareholder's income is subject to taxation in the United States as the income of a resident, either in the shareholder's hands or in the hands of the shareholder's partners or beneficiaries;

(ii) is not also a resident of Norway for Norwegian tax purposes;

(iii) is the beneficial owner of the Shares (and the dividends paid with respect thereto);

(iv) holds the Shares as a capital asset for tax purposes;

(v) does not hold the Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Norway; and

(vi) is not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules. It is based upon the assumption that prospective shareholders are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. Prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of the Shares in light of their particular circumstances.

This summary has been written to support the marketing of the Shares. It was not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. federal income tax penalties. Investors should consult their own tax advisors in determining the tax consequences to them of investing in the Shares, including the application to their particular situation of the U.S. federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Taxation of Dividends

U.S. shareholders must include the gross amount of cash dividends paid on the Shares, without reduction for Norwegian withholding tax, in ordinary income on the date that they receive them, translating dividends paid in Norwegian Kronor into U.S. dollars using the exchange rate in effect on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. shareholder with respect to the Shares before 1 January 2009 will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends received with respect to the Shares will be qualified dividends if the Company (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. There can be no

assurance that the Company will not be considered a PFIC for any future taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year.

The reduced 15% rate of Norwegian withholding tax provided under the Treaty generally is applied at source. In the case of a refund of Norwegian withholding tax pursuant to the Treaty, however, fluctuations in the U.S. dollar-Norwegian kroner exchange rate between the date that U.S. shareholders receive a dividend and the date that they receive a related refund of Norwegian withholding tax may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. tax purposes.

Taxation of Sales or Other Taxable Dispositions
Sales or other taxable dispositions by U.S. shareholders of Shares generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition (using the exchange rate in effect on the date of the disposition) and the U.S. shareholder's U.S. dollar basis in the Shares. Any such capital gain or loss will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the Shares were held for more than one year. The deductibility of capital losses is subject to limitations.

United Kingdom Taxation

The comments below are of a general nature and are based on current U.K. tax law and H.M. Revenue & Customs published practice as of the date of this Prospectus, as well as the provisions of the double taxation treaty between the United Kingdom and Norway (referred to in this discussion as the "Treaty"), all of which may be subject to change, possibly with retroactive effect. The summary only covers the principal U.K. tax consequences for the absolute beneficial owners of the Offer Shares who:

- are resident, or (in the case of individuals) ordinarily resident, in the United Kingdom for tax purposes;
- are not resident in Norway; and
- do not have a permanent establishment or fixed base in Norway with which the holding of the Shares is connected.

Such absolute beneficial owners of the Offer Shares are referred to in this discussion as "U.K. Holders".

This summary only addresses the principal U.K. tax consequences for U.K. Holders who hold the Offer Shares as capital assets. It does not address such tax consequences that may be relevant to certain other categories of U.K. Holders, for example, brokers, dealers or traders in shares, securities or currencies. It also does not address such tax consequences for U.K. Holders that are banks, financial institutions, insurance companies, tax-exempt organizations, investment companies or persons connected with the Company. Further, it assumes that (i) the U.K. Holder is not a company which either directly or indirectly controls 10% or more of the Company's voting power, and (ii) there will be no register kept in the U.K. in respect of the Shares.

The following is intended only as a general guide and is not intended, nor should it be considered, to be legal or tax advice to any particular U.K. Holder. The summary does not purport to be comprehensive or to describe all of the potentially relevant tax consequences. Potential investors who are in doubt about their position in the United Kingdom or elsewhere may want to consult their own tax advisors as to the overall tax consequences, including, specifically, the consequences under U.K. law and H.M. Revenue & Customs practice, of the acquisition, ownership and disposition of the Offer Shares in their own particular circumstances.

Taxation of Dividends

Income Tax and Corporation Tax
U.K. Holders will, in general, be subject to income tax or corporation tax on the total of the dividends received on their Offer Shares plus any withholding tax deducted in Norway.

Norwegian Withholding Tax and U.K. Tax Credits

When the Company pays dividends to U.K. Holders that are individuals it is generally required for Norwegian tax purposes to withhold 25% of the gross amount of the dividend paid. The Company is not required to withhold any amount from dividends paid to U.K. Holders that are limited liability companies. See " – Norwegian Taxation – Taxation on realization of Shares – Non-resident Shareholders" and " – Taxation of dividends."

However, where the Treaty applies the applicable withholding tax rate is 15% for individual U.K. Holders who will therefore be able to obtain relief at source or a refund from the Norwegian tax authorities in respect of an amount equal to 10% of the gross amount of the dividend. Individual U.K. Holders will also be entitled to apply for a partial refund of the remaining withholding tax under domestic Norwegian tax law. See " – Norwegian Taxation – Taxation on realization of Shares – Non-resident Shareholders" and " – Taxation of dividends."

Any remaining Norwegian withholding tax is generally allowed as a credit against the U.K. tax liability of an individual U.K. Holder but any excess of such Norwegian withholding tax over the U.K. tax payable on the aggregate amount of the dividend and the Norwegian withholding tax is generally not refundable.

U.K. Tax Liability for U.K. Resident Individual U.K. Holders

For an individual U.K. Holder who is liable to U.K. tax on the dividend at the dividend upper rate (currently 32.5%), the U.K. tax will be chargeable on the gross dividend with credit for Norwegian tax deducted at source. For an individual U.K. Holder who is liable to U.K. tax on the dividend at the dividend ordinary rate (currently 10%), the credit for Norwegian tax deducted at source may exceed his U.K. income tax liability in respect of the dividend, in which case he will have no further U.K. tax to pay. In either case, the amount of credit for Norwegian tax cannot exceed the credit that would have been allowed had all reasonable steps been taken under the Treaty and Norwegian domestic law to obtain relief at source and any available refunds.

Individual U.K. Holders who are not ordinarily resident or not domiciled in the United Kingdom should only be subject to U.K. income tax in respect of the dividends to the extent that the dividends are received, or treated as received, in the United Kingdom. In that case, the applicable rates of U.K. income tax are, currently, 40% and 22% (rather than 32.5% and 10%) with credit available for Norwegian tax deducted at source, subject to limitations as described above.

U.K. Tax Liability for Corporate U.K. Holders

A U.K. Holder within the charge to U.K. corporation tax will be liable for U.K. corporation tax on the receipt of the dividend.

Taxation of Capital Gains

The disposal or deemed disposal of Offer Shares by U.K. Holders may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains, depending on their circumstances and subject to any available exemption or relief. In addition, individual U.K. Holders who dispose of their Offer Shares while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the U.K. Any gains or losses in respect of currency fluctuations over the period of holding the Offer Shares would also be brought into account on the disposal.

As regards individual U.K. Holders, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which they realize any other capital gains in that year, the extent to which they have incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realized on the disposal of Offer Shares that is brought into the charge to CGT if (in the case of non-business assets) the Offer Shares are held by the holder for at least three years. A reduction of 5% of the gain is made for each whole year for which the Offer Shares have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is £8,000 for the 2006-2007 tax year and, under current legislation, this exemption is, unless the U.K. Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. U.K. Holders should be aware that the U.K. Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

Individual U.K. Holders who are not domiciled in the United Kingdom should only be subject to CGT in respect of any gain to the extent the gain is remitted, or treated as remitted, to the United Kingdom.

A U.K. Holder which is a company is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty will be payable on the issue of the Offer Shares, and no U.K. stamp duty will be payable on the transfer of Offer Shares provided that any instrument of transfer is not executed or retained in the United Kingdom and the transfer does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom. No U.K. stamp duty reserve tax will be payable on the issue or transfer of the Offer Shares.

Inheritance Tax

If an individual U.K. Holder is either domiciled or deemed to be domiciled in the United Kingdom, U.K. inheritance tax may be chargeable on the death of such a U.K. Holder or on a gift or transfer at an undervalue of the Offer Shares by the U.K. Holder.

The Offer Shares are not assets situated in the United Kingdom for purposes of U.K. inheritance tax. Accordingly, if a U.K. Holder is neither domiciled nor deemed to be domiciled in the United Kingdom, neither the death of the U.K. Holder nor a gift or transfer at an undervalue of the Offer Shares by the U.K. Holder will give rise to a liability to U.K. inheritance tax.

Special rules apply to close companies and to trustees of settlements, which can result in a charge to U.K. inheritance tax in some circumstances.

Terms of the Offering

Existing share capital

The Company's current issued share capital is NOK 421,089,120 divided into 421,089,120 Shares, each with a par value of NOK 1. Each Share carries one vote.

Increase of share capital in connection with the Offering

On 20 April 2006, an Ordinary General Meeting of the Company's shareholders passed the following resolution:

> "The Company's share capital is increased by up to NOK 73,000,000 by the issuance of up to 73,000,000 shares, each with a par value of NOK 1. The subscription price for each share shall be from NOK 25 to NOK 150.
>
> Within the intervals above, the Board is authorized to fix the number of shares to be issued and the subscription price. The Board may also decide to divide the total number of shares in separate tranches with different subscription prices so that a specific number of shares may be subscribed for at lower prices than other shares. This is because such shares shall immediately be sold to non-institutional buyers and employees of the Company after subscription at a slightly lower price. The shares will be subscribed for by ABG Sundal Collier Norge ASA and UBS Limited who will conduct a resale of the shares to such shareholders as the Company, after advice from the Managers, will determine.
>
> The share capital increase, including the Board's resolution and the subscription by the managers, shall take place between 1 May 2006 and 1 July 2006. Payment for shares subscribed shall take place at the latest 10 days after the date of subscription and through payment to a bank account established for such purpose according to the Board's detailed decision.
>
> The Board is granted the authority to make such minor adjustments as the share capital increase may require.
>
> The shares will have rights to dividends, full voting and other rights from the time the increase in share capital is registered in the Norwegian Register of Business Enterprises.
>
> The existing shareholders' pre-emptive rights shall be excluded.
>
> The managers will receive a fee of 1.75% and a discretionary success fee of up to 0.4% of the gross proceeds of the offering.
>
> The Board is granted the authority to amend the Company's Articles to reflect the issuance of shares in connection with the share capital increase."

The resolution of the Board determining the price per Offer Share and the allocation of Offer Shares to the applicants will be passed on or about 8 May 2006, immediately after the expiry of the book-building period described below and on the basis of the applications received at various price levels during this period.

On 20 April 2006, the Board resolved that the Global Offering will consist of 74,600,000 Offer Shares, of which 73,000,000 Shares will be new Shares issued by the Company and 1,600,000 Shares will be existing Shares to be sold by Rebelijo Invest AS. The Company's issued share capital following the Global Offering will therefore be NOK 494,089,120. The Board further resolved the indicative Offering Price range.

The purpose of the Global Offering is to obtain a sufficient number of new shareholders to qualify for a listing on the OSE and obtain funding for the purposes described under "Use of Proceeds" herein. As a result, it is necessary for the pre-emptive rights of existing shareholders to the Offer Shares to be excluded.

The Offering

The Company expects that it and certain of its subsidiaries will, on or about 8 May 2006, enter into a subscription agreement (the "Subscription Agreement") with ABG Sundal Collier Norge ASA (Munkedamsveien 45 D, NO-0115 Oslo, Norway) and UBS Limited (1 Finsbury Avenue, London EC2M 2PP, United Kingdom) (the Joint Global Coordinators and Joint Bookrunners) as representatives for the Managers, with respect to the Global Offering of the Offer Shares. ABG Sundal Collier Norge ASA, UBS Limited, DnB NOR Markets and Credit Suisse Securities (Europe) Limited are the Managers of the Global Offering. On the terms and conditions set forth in the Subscription Agreement, each of the Joint Global Coordinators is expected to agree, severally and not jointly, to subscribe for and purchase from the Company, 50% of the 73,000,000 Offer Shares being issued by the Company, and each of the Co-Lead Managers is expected to underwrite 20% of the number of shares being subscribed by one of the Joint Global Coordinators. The following table sets forth the resulting underwriting commitments of the Managers:

Managers	Number of Shares
ABG Sundal Collier Norge ASA	29,200,000
UBS Limited	29,200,000
Credit Suisse Securities (Europe) Limited	7,300,000
DnB NOR Markets	7,300,000
Total	73,000,000

The Managers will also sell the 1,600,000 existing Shares being sold by Rebelijo Invest AS as part of the Global Offering. These Shares will be sold free of any encumbrances and with the same rights as the new Shares being issued by the Company. The sale of the existing Shares will be subject to the same conditions as the offer and sale of the newly issued Shares, as described below under "– Conditions for Completion of the Offer." No distinction will be made between the existing Shares and the newly issued Shares in connection with the sale and settlement of the Offer Shares.

The underwriting commission payable to the Managers will be 1.75% of the gross proceeds raised through the Global Offering and a discretionary success fee up to 0.4% of the gross proceeds.

To the fullest extent permitted by applicable law, the Managers as subscribers of the Offer Shares expressly disclaim any liability to persons who submit applications or orders for Offer Shares in the Global Offering beyond the liability of the Company to the Managers as subscribers of the Offer Shares. All persons who submit applications or orders for Offer Shares in the Global Offering shall be deemed to have accepted this disclaimer of liability and to have acknowledged that the ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

The Managers propose to offer the Offer Shares to investors in a Global Offering comprising:

(i) a Retail Offering, in which Offer Shares are being offered to the public in Norway, subject to a lower limit per application of NOK 10,000 and an upper limit per application of NOK 2,000,000 for each investor. There will be no allocations of Shares constituting less than one round lot, a figure that will be determined by the OSE on the basis of the final Offer Price and will constitute either 100 or 200 Offer Shares. Consequently, one round lot may represent a higher amount than NOK 10,000. An application for Shares in the Retail Offering representing between NOK 10,000 and the final value of one round lot will, unless otherwise indicated in the application form attached to this Prospectus as Appendix C (the "Application Form") be treated as an application for one round lot, even though this can represent an amount greater than NOK 10,000 (but only up to NOK 13,300);

(ii) an Employee Offering directed at employees in Norway and Sweden subject to a lower limit per application of NOK 10,000 and an upper limit per application of NOK 2,000,000 for each employee. In the Employee Offering, allocations of Shares constituting less than one round lot may be made. The size of one round lot will be determined by the OSE on the basis of the final Offer Price and will constitute either 100 or 200 Offer Shares. Consequently, one round lot may represent a higher amount than NOK 10,000. An application for Shares in the Employee Offering

representing between NOK 10,000 and the final value of one round lot will, unless otherwise indicated in the application form attached to this Prospectus as Appendix D (the "Employee Application Form") be treated as an application for one round lot, even though this can represent a higher amount than NOK 10,000 (but only up to NOK 13,300). Norwegian and Swedish employees of the Company will receive a discount equal to the lesser of NOK 1,500 per employee and 20% on the aggregate Offer Price for Offer Shares allocated to them. Furthermore, the Company will enable the employees to finance the first round lot allocated to them through pre-funding of their salaries. The employees will receive full allocation for any application up to and including NOK 1,000,000 rounded down to the nearest round lot. To the extent any applications exceed NOK 1,000,000, such excess will be allocated in the same way as in the Retail Offering;

(iii) an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States in reliance on Rule 144A under the Securities Act, subject to a lower limit per application of NOK 2,000,001; and

(iv) a Management Offering directed at the members of the executive management, each of whom may apply for Shares on 24 April 2006, and will receive a full allocation for any application amount up to NOK 5,000,000 (rounded down to the nearest round lot). The maximum amount per applicant that may be applied for in the Management Offering is NOK 5,000,000.

Multiple applications are allowed in the Global Offering. If an investor applies for Offer Shares in both the Retail Offering and the Institutional Offering, the investor's combined application will be treated as an application in the Institutional Offering. Multiple applications in the Employee Offering and the Management Offering will be treated as one application with regard to the employee discount and the maximum application level.

The Company has provisionally assumed that 10% of the Global Offering will be reserved for the Retail Offering and up to 12% of the Global Offering will be reserved for the Employee and Management Offerings together. The final determination of the number of Offer Shares attributed to the Retail, Employee and Management Offerings will only be decided following the completion of the book-building for the Institutional Offering on the basis of the level of applications or orders received from each of the categories of investors relative to the level of applications or orders received in the Global Offering as a whole.

Book-building for the Global Offering is expected to take place from 24 April to 8 May 2006 (both dates inclusive). The Company, together with the Managers, reserves the right to extend the book-building period at any time, depending on the number and size of orders or applications received in both the Institutional and Retail Offerings, in the aggregate or individually. Any such extension of the book-building period will be announced through the OSE on or before 09:00 hours (Norwegian time) on 5 May 2006. An extension will only be made once, and for no longer than until 15:00 hours (Norwegian time) on 15 May 2006. In the event of extension, the allocation date, the date on which the Subscription Agreement is executed, the first trading date, the payment date and the date of delivery of Offer Shares will be extended correspondingly.

The Company and the Managers have set an indicative price range for the Global Offering of between NOK 69 and NOK 88 per Share. Assuming that the Offer Price is set at the mid-point of this range, the Global Offering will consist of an aggregate amount of approximately NOK 5.9 billion. The book-building process, which will form the basis for the determination of the Offer Price, will be conducted only in connection with the Institutional Offer.

The Subscription Agreement is expected to provide that the obligations of the several Managers are subject to satisfaction of certain conditions. The Company expects, however, that trading in the Shares on the Main List of the OSE will commence on an "if and when issued" basis from and including 9 May 2006 as described below. Following the commencement of such trading, the Joint Global Coordinators will have the right to terminate the subscription agreement, and thus their obligation to subscribe for the Offer Shares,

only if since the time of execution of the subscription agreement one of the following events (each a "force majeure" event) has occurred:

(i) a suspension or material limitation in trading in securities generally on the Oslo Stock Exchange, the New York Stock Exchange or the London Stock Exchange;

(ii) a general moratorium on commercial banking activities declared by the federal, state or local regulatory authorities of Norway, the United States, the United Kingdom or any other member State of the European Union or a material disruption in commercial banking or securities settlement or clearance services in Norway, the United States, the United Kingdom or any other member State of the European Union; or

(iii) (A) an outbreak or escalation of hostilities or acts of terrorism involving Norway, the United States, the United Kingdom or any other member State of the European Union or a declaration by Norway, the United States, the United Kingdom or any other member State of the European Union of a national emergency or war; or (B) any other calamity or crisis or any material adverse change in financial, political or economic conditions in Norway, the United States, the United Kingdom or any other member State of the European Union or elsewhere, if the effect of any such event specified in this clause (iv) makes it impossible to proceed with the delivery of the Shares on the terms and in the manner contemplated in this Prospectus.

Unless the Subscription Agreement has been so terminated, the Company expects that the Joint Global Coordinators will, on 11 May 2006, subscribe and pay for the Offer Shares being issued by the Company which the Managers expect to deliver to investors applying for Offer Shares in the Global Offering on or about 12 May 2006 with respect to the Institutional Offering and on or about 11 May 2006 with respect to the Retail, Employee and Management Offerings. If the Subscription Agreement is so terminated, all trades in the Offer Shares will be cancelled.

Institutional Offering

Offer Price

As described above, the Company and the Managers have set an indicative price range for the Global Offering at between NOK 69 and NOK 88 per Share. The Company and the Managers will determine the Offer Price on the basis of orders placed in the Institutional Offering during the book-building process in which the Managers receive expressions of investor interest in the Offer Shares. The Offer Price, which will be set at the sole discretion of the Company, may be set below or above this indicative range. Investors' orders for Offer Shares in the Institutional Offering will be irrevocable and, accordingly, investors will be bound by those orders regardless of what Offer Price the Company determines. The Offer Price will be announced through a stock exchange notification by the Company to the OSE, expected to take place prior to the opening of trading on the OSE on or around 9 May 2006.

Any oral order placed in the Institutional Offering will be binding upon the investor and subject to the same terms and conditions as a written order. The Managers can, at any time and in their sole discretion, require the investor to confirm any oral order by instrument in writing. Orders made may be withdrawn or amended by the investor at any time up to the end of the book-building period. After the end of the book-building period, all orders that have not been withdrawn or amended are irrevocable and binding upon the investor.

Application Offices

The Application Offices at which orders can be placed in the Institutional Offering are:

ABG Sundal Collier

Munkedamsveien 45 D
P.O. Box 1444 Vika
NO-0115 Oslo

Norway

Telephone: +47 22 01 60 00
Facsimile: +47 22 01 60 62

UBS Investment Bank

1 Finsbury Avenue
London
EC2M 2PP

United Kingdom

Telephone: +44 207 567 8000
Facsimile: +44 207 568 4800

Credit Suisse

One Cabot Square
London
E14 4QJ

United Kingdom

Telephone: +44 207 888 8888
Facsimile: +44 207 888 1600

DnB NOR Markets

Stranden 21
N-0021 Oslo

Norway

Telephone: +47 22 94 88 80
Facsimile: +47 22 48 29 80

Allocation, payment for and delivery of Offer Shares

The Managers expect to issue notifications of allocation of Offer Shares in the Institutional Offering on or about 9 May 2006.

Payment by applicants in the Institutional Offering will take place against delivery of Shares. Delivery and payment for Offer Shares is expected to take place on or about 12 May 2006. Payment against delivery of Offer Shares in the Institutional Offering will be facilitated through the Joint Global Coordinators' subscription and payment of the new Offer Shares being issued by the Company enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about 11 May 2006 in time for such Shares to be available for settlement on or about 12 May 2006.

For late payment, interest will accrue at a rate equal to the prevailing interest rate under the Norwegian Act on Overdue Payment of 17 December 1976 No. 100, which at the date of this Prospectus was 9.25 per cent per annum of the amount due. Should payment not be made when due, the Offer Shares allocated will not be delivered to the applicants, and the Managers reserve the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares on such terms and in such manner as the Managers may decide in accordance with Norwegian law. The original applicant remains liable for payment of the Offering Price for the Offering Shares allocated to the applicant, together with any interest, cost, charges and expenses accrued, and the Company or the Managers may enforce payment for any such amount outstanding.

The Shares allocated in the Institutional Offering are expected to be traded on the Main List of the OSE on an "if and when issued" basis from and including 9 May 2006, subject to the Subscription Agreement not having been terminated in respect of any "force majeure" event as described above. If any such events occur before 12.00 hours (Norwegian time) on 11 May 2006 and the Joint Global Coordinators as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled.

Retail Offering

Offer Price

The price for the Offer Shares sold in the Retail Offering will be the same as in the Institutional Offering. The Company expects that the OSE's board of directors will require it to have in excess of 3,000

shareholders each holding more than one round lot, in lieu of the OSE's generally applicable 25% free float requirement. To secure sufficient distribution of the Shares, all investors taking part in the Retail Offering will receive a discount equal to 10% per Share relative to the final Offer Price for the first round lot.

Each applicant in the Retail Offering will be permitted, but not required, to indicate on the Application Form that the applicant does not wish to be allocated Offer Shares should the Offer Price be set above the indicative price range mentioned under " – The Offering" above. If the applicant elects to do so, the applicant will not be allocated any Offer Shares if the actual Offering Price is set above the upper end of the indicative price range. If the applicant does not make this reservation on the Application Form, the application will be binding regardless of whether the Offer Price is set within, below or above the indicative price range, so long as the Offer Price has been determined on the basis of orders placed during the book-building process described above.

Retail Application Period

The period during which applications for Offer Shares will be accepted in the Retail Offering (the "Retail Application Period") will last from 24 April 2006 to 8 May 2006 (both dates inclusive), closing at 12.00 hours (Norwegian time). All applications must be made on the Application Form attached to this Prospectus as Appendix C (the "Application Form"). Application Forms together with this Prospectus can be obtained from the Company or the Application Offices set out below. Norwegian applicants in the Retail Offering can also apply for Offer Shares on the Internet accessing www.rec-aksjen.no or www.recaksjen.no.

Application Forms that are incomplete or incorrectly completed or that are received after the expiry of the Retail Application Period may be disregarded without further notice to the applicant. Subject to any extension of the Retail Application Period (see below), properly completed Application Forms must be received by one of the Application Offices by 12:00 hours (Norwegian time) on 8 May 2006.

The Company, together with the Managers, reserves the right to extend the Retail Application Period at any time, depending on the number and size of applications received in the Institutional Offering and the Retail Offering, in the aggregate or individually. Any such extension of the Retail Application Period will be announced through the OSE on or before 09:00 hours (Norwegian time) on 5 May 2006. An extension will only be made once, and for no longer than until 12:00 hours (Norwegian time) on 15 May 2006. In the event of extension, the allocation date, the date on which the Subscription Agreement is executed, the first trading date, the payment date and the date of delivery of Offer Shares will be extended correspondingly. All applications made in the Retail Offering will be irrevocable and binding upon receipt of a duly completed Application Form by an Application Office, irrespective of any extension of the Application Period.

Application Offices

The Application Offices for the Retail Offering are:

ABG Sundal Collier	DnB NOR Markets
Munkedamsveien 45 D *P.O. Box 1444 Vika* *NO-0115 Oslo*	*Stranden 21* *N-0021 Oslo*
Norway	*Norway*
Telephone: +47 22 01 60 00 *Facsimile: +47 22 01 60 62*	*Telephone: +47 22 94 88 80* *Facsimile: +47 22 48 29 80*

Allocation

The Managers expect to issue notifications of allocation of Offer Shares in the Retail Offering on or about 9 May 2006. Any applicant wishing to know the precise number of Offer Shares allocated to it on 9 May 2006 may contact one of the Application Offices from the morning of 9 May 2006 and onwards during business hours. Applicants who have access to investor services through an institution that operates the applicant's VPS account should be able to check how many Offer Shares they have been allocated from and including 9 May 2006.

Payment for allocated Offer Shares

In completing an Application Form, each applicant in the Retail Offering will authorize ABG Sundal Collier Norge ASA and DnB NOR Markets to debit the applicant's Norwegian bank account for the total amount due for the Offer Shares allocated to the applicant. The applicant's account number must be stated on the Application Form. Applicants that do not have a Norwegian bank account must contact one of the Application Offices. Accounts will be debited on or about 10 May 2006, and there must be sufficient funds in the stated bank account from and including 9 May 2006. The payment will be transferred to a blocked equity account of the Company, until the allocated Offer Shares have been registered in the Norwegian Companies Register.

Should any applicant have insufficient funds in its account or should payment be delayed for any reason, or if it is not possible to debit the account, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, which at the date of this Prospectus was 9.25 per cent per annum, will be payable on the amount due. ABG Sundal Collier Norge ASA and DnB NOR Markets reserve the right to make up to three debits through 22 May 2006 if there are insufficient funds in the account on the debiting date. Should payment not be made when due (*i.e.* on 10 May 2006), the Shares allocated will not be delivered physically to the applicant, and ABG Sundal Collier Norge ASA and DnB NOR Markets reserve the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares, on such terms and in such manner as ABG Sundal Collier Norge ASA and DnB NOR Markets may decide in accordance with Norwegian law. The original applicant will remain liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued and the Managers may enforce payment for any such amount outstanding in accordance with Norwegian law.

Delivery and trading of allocated Offer Shares

Subject to receipt of payment from the applicant, delivery of the Offer Shares allocated in the Retail Offering is expected to take place on or about 11 May 2006. This will be facilitated through the Managers' subscription and payment for the Offer Shares being issued by the Company, enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about 11 May 2006 in time for such Shares to be available for settlement on or about 11 May 2006.

The Offer Shares allocated in the Retail Offering are expected to be traded on the Main List of the OSE on an "if and when issued" basis from and including 9 May 2006, subject to the Subscription Agreement not having been terminated in respect of a "force majeure" event as described above. If any such events occur before 12:00 p.m. (Norwegian time) on 11 May 2006 and the Joint Global Coordinators as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled. No trading of Shares can take place over the Internet prior to the physical delivery of Offer Shares.

Applicants selling allocated Offer Shares from 9 May 2006 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, an applicant that wishes to sell Offer Shares allocated to it before it has received physical delivery of such Shares must ensure that payment is made when due in order to be able to deliver such Offer Shares in time to the purchaser.

Employee Offering

Offer Price

The price for the Offer Shares sold in the Employee Offering will be the same as in the Institutional Offering, except that Norwegian and Swedish employees of the Company will receive a discount equal to the lesser of NOK 1,500 per employee and 20% on the aggregate Offer Price for Offer Shares allocated to them. For a brief description of the Norwegian tax effect of such discount, see "Taxation."

Each applicant in the Employee Offering will be permitted, but not required, to indicate on the Employee Application Form that the applicant does not wish to be allocated Offer Shares should the Offer Price be set above the indicative price range mentioned under "– The Offering" above. If the applicant elects to do so, the applicant will not be allocated any Offer Shares if the actual Offering Price is set above the upper end of the indicative price range. If the applicant does not make this reservation on the Employee Application Form, the application will be binding regardless of whether the Offer Price is set within, below or above the

indicative price range, so long as the Offer Price has been determined on the basis of orders placed during the book-building process described above

Employee Application Period

The period during which applications for Offer Shares will be accepted in the Employee Offering (the "Employee Application Period") will last from 24 April 2006 to 5 May 2006 (both dates inclusive), closing at 12.00 hours (Norwegian time). All applications must be made on the Employee Application Form attached to this Prospectus as Annex C. Employee Application Forms together with this Prospectus can be obtained from the Company or the Application Offices set out below.

Employee Application Forms that are incomplete or incorrectly completed, or that are received after the expiry of the Employee Application Period may be disregarded without further notice to the applicant. Subject to any extension of the Employee Application Period (see below), properly completed Employee Application Forms must be received by one of the Application Offices by 12:00 hours (Norwegian time) on 5 May 2006.

The Company, together with the Managers, reserves the right to extend the Employee Application Period at any time, depending on the number and size of applications received in the Institutional Offering and the Retail Offering, in the aggregate or individually Any such extension of the Employee Application Period will be announced through the OSE on or before 09:00 hours (Norwegian time) on 5 May 2006. An extension will only be made one time, and for no longer than until 12:00 hours (Norwegian time) on 12 May 2006. In the event of extension, the allocation date, the date on which the Subscription Agreement is executed, the first trading date, the payment date and the date of delivery of Offer Shares will be extended correspondingly. All applications made in the Employee Offering will be irrevocable and binding upon receipt of a duly completed Employee Application Form by an Application Office, irrespective of any extension of the Employee Application Period.

Application Office

The Application Office for the Employee Offering is:

DnB NOR Markets

Stranden 21
N-0021 Oslo
Norway

Telephone: +47 22 94 88 80
Facsimile: +47 22 48 29 80

Allocation Date

The Managers expect to issue notifications of allocation of Offer Shares in the Employee Offering on or about 9 May 2006. Any applicant wishing to know the precise number of Offer Shares allocated to it on 9 May 2006 may contact the Application Office from the morning of 9 May 2006 and onwards during business hours. Applicants who have access to investor services through an institution that operates the applicant's VPS account should be able to check how many Offer Shares they have been allocated from and including 9 May 2006.

Payment for allocated Offer Shares

In completing the Employee Application Forms, each applicant in the Employee Offering will authorize DnB NOR Markets to debit the applicant's Norwegian bank account for the total amount due for the Offer Shares allocated to the applicant. The applicant's account number must be stated on the Employee Application Form. Applicants that do not have a Norwegian bank account must contact the Application Office. Accounts will be debited on or about 10 May 2006, and there must be sufficient funds in the stated bank account from and including 9 May 2006. The payment will be transferred to a blocked equity account of the Company, until the allocated Shares have been registered in the Norwegian Companies Registry.

Should any applicant have insufficient funds in its account or should payment be delayed for any reason, or if it is not possible to debit the account, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, which at the date of this Prospectus was 9.25 per cent per annum, will be payable on the amount due. DnB NOR Markets reserves the right to make up to three debits through 22 May 2006 if there are insufficient funds in the account on the debiting date. Should payment not be made when due (*i.e.* on 10 May 2006), the Shares allocated will not be delivered physically to the applicant, and DnB NOR Markets reserves the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares, on such terms and in such manner as DnB NOR Markets may decide in accordance with Norwegian law. The original applicant will remain liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued and the Managers may enforce payment for any such amount outstanding in accordance with Norwegian law.

Delivery and trading of allocated Offer Shares

Subject to receipt of payment by the applicant, delivery of the Shares allocated in the Employee Offering is expected to take place on or about 11 May 2006. This will be facilitated through the Joint Global Coordinators' subscription and payment for the Offer Shares being issued by the Company, enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about 11 May 2006 in time for such Shares to be available for settlement on or about 11 May 2006.

The Shares allocated in the Employee Offering are expected to be traded on the Main List of the OSE on an "if and when issued" basis from and including 9 May 2006, subject to the Subscription Agreement not having been terminated in respect of a "force majeure" event as described above. If any such events occur before 12:00 p.m. (Norwegian time) on 11 May 2006 and the Joint Global Coordinators as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled. No trading of Shares can take place over the Internet prior to the physical delivery of the Offer Shares.

Applicants selling allocated Offer Shares from 9 May 2006 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, an applicant that wishes to sell Offer Shares allocated to it before it has received physical delivery of such Shares must ensure that payment is made when due in order to be able to deliver such Offer Shares in time to the purchaser.

Management Offering

Offer Price

The Price for the Offer Shares sold in the Management Offering will be the same as in the Institutional Offering.

Applicants in the Management Offering will be given full allocation for the amount for which application has been made, up to a maximum of NOK 5,000,000 (rounded down to the nearest round lot), but can not reserve for a maximum price. The maximum subscription in the Management Offering is NOK 5,000,000.

Management Application Period

The period during which applications for Offer Shares will be accepted in the Management Offering (the "Management Application Period") will last from 09:00 hours (Norwegian time) to 17:00 hours (Norwegian time) on 24 April 2006. All applications must be made on a separate application form prepared for this purpose (a "Management Application Form"), which is attached to this Prospectus as Appendix E, and cannot be made over the Internet.

Management Application Forms that are incomplete or incorrectly completed or that are received after the expiry of the Management Application Period may be disregarded without further notice to the applicant.

All applications made in the Management Offering will be irrevocable and binding upon receipt of a duly completed Management Application Form by one of the Application Offices set out below.

Application Offices

The Application Offices for the Management Offering are:

ABG Sundal Collier	**UBS Investment Bank**
Munkedamsveien 45 D P.O. Box 1444 Vika NO-0115 Oslo	1 Finsbury Avenue London EC2M 2PP
Norway	United Kingdom
Telephone: +47 22 01 60 00 Facsimile: +47 22 01 60 62	Telephone: +44 207 567 8000 Facsimile: +44 207 568 4800

Allocation Date

The Managers expect to issue notifications of allocation of Offer Shares in the Management Offering on or about 9 May 2006. Any applicant wishing to know the precise number of Offer Shares allocated to it on 9 May 2006 may contact the Application Offices from the morning of 9 May 2006 and onwards during business hours. Applicants who have access to investor services through an institution that operates the applicant's VPS account should be able to check how many Offer Shares they have been allocated from and including 9 May 2006.

Payment for allocated Offer Shares

In completing a Management Application Form, each applicant in the Management Offering will authorize ABG Sundal Collier to debit the applicant's Norwegian bank account for the total amount due for the Offer Shares allocated to the applicant. The applicant's account number must be stated on the Management Application Form. Applicants that do not have a Norwegian bank account must contact one of the Application Offices. Accounts will be debited on or about 10 May 2006, and there must be sufficient funds in the stated bank account from and including 9 May 2006. The payment will be transferred to a blocked equity account of the Company, until the allocated Shares have been registered in the Norwegian Companies Registry.

Should any applicant have insufficient funds in its account or should payment be delayed for any reason, or if it is not possible to debit the account, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, which at the date of this Prospectus was 9.25 per cent per annum, will be payable on the amount due. ABG Sundal Collier reserves the right to make up to three debits through 22 May 2006 if there are insufficient funds in the account on the debiting date. Should payment not be made when due (i.e. on 10 May 2006), the Shares allocated will not be delivered physically to the applicant, and ABG Sundal Collier reserves the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares, on such terms and in such manner as ABG Sundal Collier may decide in accordance with Norwegian law. The original applicant will remain liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued and the Managers may enforce payment for any such amount outstanding in accordance with Norwegian law.

Delivery and trading of allocated Offer Shares

Subject to receipt of payment by the applicant, delivery of the Shares allocated in the Global Offering is expected to take place on or about 11 May 2006. This will be facilitated through the Joint Global Coordinators' subscription and payment of the Offer Shares being issued by the Company, enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about 11 May 2006 in time for such Shares to be available for settlement on or about 11 May 2006.

The Shares allocated in the Management Offering are expected to be traded on the Main List of the OSE on an "if and when issued" basis from and including 9 May 2006, subject to the Subscription Agreement not having been terminated in respect of a "force majeure" event as described above. If any such events occur before 12:00 p.m. (Norwegian time) on 11 May 2006 and the Joint Global Coordinators as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled. No trading of Shares can take place over the Internet prior to the physical delivery of the Offer Shares.

Disparity Between Offer Price and Price to Affiliates

The Company expects that the Offer Price will be substantially higher than the effective cash contribution per Share made by certain affiliates for the purchase of Shares during the past year. Specifically,

- On 8 July 2005, the Company issued 26,000 and 50,440 new Shares to Hafslund Venture and Good Energies Investments, respectively, at a price of NOK 250 per Share (prior to the 20-to-one stock split effected on 21 April 2006) in connection with the acquisition of SiTech AS;

- On 23 August 2005, the Company issued 25,000 new Shares to Erik Thorsen at a price of NOK 200 per Share (prior to the 20-to-one stock split effected on 21 April 2006) in connection with his employment as the new President and Chief Executive Officer of the Company;

- On 9 September 2005, the Company issued 200,000 new Shares to Elkem AS at a price of NOK 145 per Share (prior to the 20-to-one stock split effected on 21 April 2006) in connection with the exercise by Elkem of an option granted by the Company in 2004.

Mechanism of Allocation

In the Institutional Offering, the Company will determine the allocation of Offer Shares after consultation with the Managers. An important aspect of the allocation principles is the desire to create an appropriate long-term shareholder structure for the Company. The allocation principles will, in accordance with normal practice for institutional placements, include factors such as pre-marketing and management road-show participation and feedback, timeliness of the order, price level, relative order size, sector knowledge, investment history, perceived investor quality and investment horizon. The Company and the Managers further reserve the right, at their sole discretion, to take into account the credit worthiness of any applicant. The Company and Managers may also set a maximum allocation or to make no allocation to any applicant.

In the Retail Offering, no allocation will be made for a number of Offer Shares less than a round lot. If the Offer Price is set above NOK 66.50, the number of Shares per round lot will be 100, otherwise the number of Shares per round lot will be 200. All allocations will be rounded down to the nearest round lot. In the event of over-subscription, the Company will endeavor to ensure that all applicants in the Retail Offering receive Offer Shares with an aggregate Offer Price of at least NOK 100,000. Smaller applications might therefore be granted a higher relative allotment compared to larger applications. Notwithstanding the foregoing, the Company reserves the right to allocate Shares in round lots on a random basis using VPS's simulation procedures. The Company also reserves the right to limit the total number of applicants to whom Offer Shares are allocated if it deems this to be necessary in order to keep the number of shareholders in the Company at an appropriate level and such limitation does not have the effect that any conditions for listing set by the OSE regarding number of shareholders will not be satisfied. If the Company should decide to limit the total number of applicants to whom Offer Shares are allocated, the applicants to whom Offer Shares will be issued will be determined on a random basis using VPS' simulation procedures.

In the Employee Offering, the Company's employees will receive full allocation for any application up to and including NOK 1,000,000 rounded down to the nearest round lot. To the extent any applications exceed NOK 1,000,000, such excess will be allocated in the same way as in the Retail Offering in general.

In the Management Offering, executive management will be given full allocation for Offer Shares applied for up to NOK 5,000,000 (rounded down to the nearest round lot). The maximum subscription in the Management Offering is NOK 5,000,000.

Conditions for Completion of the Global Offering

On 27 March 2006, the Company applied to list its Shares on the Main List of the OSE. No application has been made to list the Shares on any other stock exchange or authorized market place. This Prospectus has been filed with the OSE, which is currently reviewing the Company's application. The OSE is expected to make a decision concerning the Company's listing application at its 27 April 2006 board meeting. The Company expects that the OSE's board of directors will require it to have in excess of 3,000 shareholders, each holding more than one round lot, in lieu of the OSE's generally applicable 25% free float requirement.

Completion of the Global Offering on the terms set forth in this Prospectus is expressly conditional upon the OSE approving the Company's application for listing of the Shares on the OSE on terms acceptable to the Company and the satisfaction of said terms through the Global Offering. There can be no assurance that the OSE will give such approval or that the Company will satisfy any conditions set for such listing through the Global Offering. The Company will distribute a press release and stock exchange notification immediately following the release of the OSE's decision, which is expected to be on 27 April 2006. Assuming that the OSE approves the Company's listing application and the conditions set for such listing is satisfied through the Global Offering, it is expected that the Shares will be tradable on the Main List of the OSE on an "if and when issued" basis on or about 9 May 2006. The Shares are expected to trade in round lots (*børspost*) of either 100 or 200 Shares under the ticker symbol REC.

The Global Offering will be cancelled in the event that approval of listing by the OSE as described above is not obtained or the conditions set for such approval are not satisfied through the Global Offering.

Completion of the Offering on the terms set forth in this Prospectus is otherwise only conditioned on (i) the Company having approved the Offer Price and the allocation of the Offer Shares to eligible investors following the book-building process, (ii) applications having been received at the Offer Price for all of the Offer Shares determined to be sold in the Global Offering, (iii) the Company, its subsidiaries and the Managers having entered into the Subscription Agreement immediately after the expiry of the book-building period and (iv) satisfaction of the conditions for the closing of the subscription agreement, including but not limited to the absence of any "force majeure" events prior to the time at which the Managers subscribe. There can be no assurance that these conditions will be satisfied.

No over-allotment or stabilization

There will be no over-allotment and hence no stabilization activities conducted by the Managers, in connection with the Global Offering.

Trading Market and Lock-ups

Application has been made for the Company's Shares to be admitted for listing and trading on the OSE beginning on 9 May 2006. Prior to the Global Offering, there has been no public market for the Company's Shares. The Company and the Managers cannot assure you that a liquid trading market for the Company's Shares can be created or sustained. The prices at which the Shares will trade after the Global Offering may be lower than the price at which the Offer Shares are sold in the Global Offering. The Offer Price may bear no relationship to the market price of the Company's Shares subsequent to the Global Offering.

Each of the Company, Good Energies Investments B.V., Elkem AS and Hafslund Venture AS, each of the Company's directors and each of the Company's officers named in this Prospectus have agreed that with limited exceptions they will not, for a period of 180 days, (i) issue, sell or otherwise dispose of any of its Shares (or securities convertible into or exercisable for its Shares), (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii), without the prior written consent of the Joint Global Coordinators. If the existing shareholders sell their Shares in full or in part once this period expires, it could have a material adverse effect on the price of the Shares.

Selling Restrictions

No action has been or will be taken in any jurisdiction (other than Norway and Sweden, subject to the restrictions described below) that would permit a public offering of the Offer Shares, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or the Offer Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offer Shares may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisement in connection with the Company's Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No person is authorized to give information or to make any representation in connection with the offering or sale of the Offer Shares other than as contained in this Prospectus. If any such information is given or

made, it must not be relied upon as having been authorized by the Company or any of the Managers or any of their affiliates or advisers or selling agents. Neither the delivery of this Prospectus nor any sale of Offer Shares made hereunder shall under any circumstances imply that there has been no change in the Company's affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

Canada

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The Global Offering is being made in Canada only in the Canadian provinces of British Columbia, Ontario and Québec (the "Private Placement Provinces") by way of a private placement of Offer Shares. The Global Offering in the Private Placement Provinces is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Agreement by the Managers

Each Manager has represented and agreed that the Offer Shares will only be offered or sold, directly or indirectly, in Canada only in the Private Placement Provinces and in compliance with applicable Canadian securities laws and accordingly, any sales of Offer Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Representations and Agreements by Purchasers

Confirmations of the acceptance of offers to purchase any Offer Shares will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Offer Shares in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of Offer Shares will, by the purchaser's receipt thereof, be deemed to have represented to REC and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such Offer Shares without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (ii) is basing its investment decision solely on this document and not on any other information concerning REC or the Global Offering, (iii) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (iv) is in compliance with the following:

- where the purchaser is purchasing in British Columbia or Québec, such purchaser is purchasing Offer Shares with the benefit of the prospectus exemption and dealer registration exemption provided by section 2.3 of National Instrument 45-106 – *Prospectus and Registration Exemptions* ("NI 45-106") (that is, such purchaser is purchasing as principal and is an "accredited investor" within the meaning of section 1.1 of NI 45-106);

- where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of section 204 of the Regulation to the *Securities Act* (Ontario) purchasing from a person or company registered as an "international dealer" under the *Securities Act* (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the Offer Shares with the benefit of the prospectus exemption provided by section 2.3 of NI 45-106 (that is, such purchaser is purchasing the Offer Shares as a principal and is an "accredited investor" within the meaning of section 1.1 of NI 45-106);

- if the purchaser is a person or a company, the purchaser had a pre-existing purpose and was not established solely or primarily for the purpose of acquiring Offer Shares in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;

- such purchaser is either purchasing Offer Shares as principal for its own account, or is deemed to be purchasing Offer Shares as principal for its own account in accordance with the applicable securities laws of the province in which such investor is resident, by virtue of being either (i) a designated trust company; (ii) a designated insurance company; (iii) a portfolio manager; or (iv) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial investors;

- such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;

- such purchaser acknowledges and agrees that the offer and sale of Offer Shares was made exclusively through this document and was not made through an advertisement of the Offer Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

- acknowledges that the Offer Shares are being distributed in Canada on a private placement basis only and that any resale of Offer Shares must be in accordance with the requirements of applicable securities laws; and

- the purchaser acknowledges and agrees that its name and other specified information, including the number of Offer Shares purchased, will be disclosed to the relevant Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable securities and freedom of information laws. The purchaser consents to the disclosure of such information. If required by applicable securities laws or stock exchange rules, the purchaser agrees to execute, deliver and file or assist the dealer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Offer Shares by the purchaser as may be required by any securities commission, stock exchange or other regulatory authority.

Language of Document

Each purchaser of Offer Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offer Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offer Shares in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the Offer Shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offer Shares are advised to seek legal advice prior to any resale of Offer Shares.

Statutory Rights of Action (Ontario Purchasers)

Subsection 6.2(1) of Ontario Securities Commission Rule 45-501 – *Ontario Prospectus and Registration Exemptions* ("OSC Rule 45-501") provides that when an Prospectus, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in section 2.3 of NI 45-106, the right of action referred to in section 130.1 of the *Securities Act* (Ontario) ("Section 130.1") is applicable, unless the prospective purchaser is:

(a) a Canadian financial institution, meaning either: (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act; or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial

services corporation, or league that, in each case is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction in Canada;

(b) a Schedule III bank, meaning an authorized foreign bank named in Schedule III of the *Bank Act* (Canada);

(c) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada); or

(d) a subsidiary of any person referred to in paragraphs (a), (b) or (c), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

Section 130.1 provides purchasers who purchase securities offered by an Prospectus with a statutory right of action against the issuer of securities and any selling security holder for rescission or damages in the event that the Prospectus and any amendment to it contains a "misrepresentation." "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to an eligible prospective purchaser of Offer Shares in connection with a trade made in reliance on section 2.3 of NI 45-106, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the Offer Shares, the purchaser will have a statutory right of action against REC for damages or, while still the owner of Offer Shares, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the Offer Shares with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the Offer Shares as a result of the misrepresentation relied upon.

Subject to the paragraph below, REC is liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, REC shall not be liable where it is not receiving any proceeds from the distribution of the Offer Shares being distributed and the misrepresentation was not based on information provided by REC, unless the misrepresentation,

(a) was based on information that was previously publicly disclosed by REC;

(b) was a misrepresentation at the time of its previous public disclosure; and

(c) was not subsequently publicly corrected or superseded by REC prior to the completion of the distribution of the Offer Shares.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the Offer Shares were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the Securities Act *(Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.*

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of REC, as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon REC or such experts. All or a substantial portion of the assets of REC and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against REC or such experts in Canada or to enforce a judgment obtained in Canadian courts against REC or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Offer Shares. Prospective purchasers of Offer Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offer Shares for investment by purchasers under relevant Canadian legislation.

Currency

The Offer Price, financial statements and certain other financial information disclosed in this Prospectus are presented in Norwegian kroner. The following tables set out for the periods indicated, the period-end, high, low and average Canadian Noon Rates(1) between the Canadian dollar ("Cdn$") and the Norwegian kroner (expressed in NOK per Cdn$1.00):

Period(2)	Period-end	High	Low	Average
2006 (up to 31 March)	5.66	5.93	5.60	5.78
2005	5.82	5.82	4.99	5.32
2004	5.00	5.37	4.87	5.18
2003	5.18	5.49	4.40	5.06
2002	4.40	5.74	4.40	5.08
2001	5.65	6.24	5.46	5.81

(1) The term "Canadian Noon Rate" means the European Central Bank noon exchange rate.

(2) Unless otherwise specified, each reference to a year is a year ended December 31.

On 20 April 2006, Cdn$1.00 = NOK 5.56, based on the Canadian Noon Rate.

These exchange rates are provided only for the convenience of the reader. No representation is made that the Norwegian kroner amounts could have been converted into Canadian dollars at the above rates on any of the dates indicated or at any other rate.

For information on legislation relating to withholding taxes in respect of the Offer Shares, please refer to the section entitled "Taxation – Norwegian Taxation" and for information relating to foreign exchange controls, please refer to the section entitled "Exchange Control."

Japan

The Offer Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, (the "SEL") and, accordingly, each Manager has undertaken that it has not offered or sold, or will not offer or sell any Offer Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person except under circumstances which will result in the compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other equity organized under the laws of Japan.

United States
The Offer Shares have not been and will not be registered under the Securities Act, and may not be offered or sold except (i) within the United States to QIBs in reliance on Rule 144A or (ii) to certain persons in offshore transactions in reliance on Regulation S under the Securities Act, and in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction. Accordingly, each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any of the Offer Shares as part of its allocation at any time other than to QIBs in the United States in accordance with Rule 144A or outside of the United States in accordance with Rule 903 of Regulation S. Transfer of the Offer Shares will be restricted and each purchaser of the Offer Shares in the United States will be required to execute an investment letter and to make certain acknowledgements, representations and agreements, as described under "Transfer Restrictions."

In addition, until 40 days after the date of this Prospectus, an offer or sale of Offer Shares within the United States by a dealer, whether or not participating in the Global Offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A of the Securities Act.

United Kingdom
Each Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Acts 2000 (the "FSMA") received by it in connection with the issue or sale of the Offer Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

Expenses and the Managers relation to the Company

The Company's estimates that its expenses in connection with the Global Offering (including commissions paid to the Managers as described below) will amount to between NOK 110 million and NOK 160 million and anticipates that these expenses will be paid in cash.

The expenses will be deducted from the premium associated with the Offering before it is transferred to the share premium reserve.

No costs relating to the Offering will be for the account of the applicants, other than the Offering Price itself.

The following table shows the per Share and total commissions to be paid to the Managers by the Company (assuming an Offer Price of NOK 78.5, the mid-point of the price range for the Global Offering).

Per Share	NOK 1.37
Total	NOK 102 million

The Company may also pay the Managers at the Company's discretion an additional fee of up to 0.4% of the aggregate Offer Price.

Certain of the Managers have from time to time performed banking and advisory services for the Company, for which they have received customary fees and expenses, and may continue to do so in the future in the ordinary course of business.

In the Subscription Agreement, the Company and its subsidiaries have made certain representations and warranties in favor of the Managers and the Company and its subsidiaries have also agreed to indemnify the Managers against certain liabilities, including liabilities under the Securities Act and other applicable

securities laws. The Company has also agreed to pay costs, fees and expenses and reimburse the Managers for certain of their expenses in connection with the sale of the Offer Shares.

VPS registration

The Company's VPS account operator is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, N-0021 Oslo, Norway. The Shares are registered with the VPS and have ISIN NO 0010112675.

Transfer Restrictions

General

The Offer Shares have not been registered under the Securities Act or with any securities regulatory authority of any state or territory of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered except pursuant to an exemption from the registration requirements under the Securities Act or pursuant to an effective registration statement under the Securities Act. The term "United States" as used in this section has the meaning given to it by Regulation S.

Offer Shares initially offered and sold to investors in the United States pursuant to Rule 144A will be subject to certain restrictions on transfers. In particular, upon the purchase of Offer Shares, purchasers in the United States will be deemed to have agreed that, among other things, not to resell the Offer Shares except outside the United States under Regulation S and not to deposit the Offer Shares in any unrestricted depositary facility.

Purchasers of Offer Shares Offered in Reliance on Rule 144A

Each purchaser of the Offer Shares offered in reliance on Rule 144A will be deemed to have represented and agreed be as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. The purchaser (i) is a QIB or a broker-dealer acting for the account of a QIB, (ii) is acquiring such Shares for its own account or for the account of a QIB, and (iii) is aware that the Offer Shares are "restricted securities" within the meaning of the Securities Act;

2. The purchaser is aware that the Offer Shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A;

3. The purchaser understands and agrees that the Offer Shares may not be offered, sold, pledged or otherwise transferred except outside the United States in accordance with Rule 903 or 904 of Regulation S;

4. Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognized by REC in respect of the Offer Shares; and

5. The purchaser acknowledges that the Company, the Managers, and their affiliates, and others, will rely upon the truth and accuracy of the foregoing representations and agreements, and agrees to notify the Managers promptly in writing if any of its confirmations, acknowledgements or agreements herein ceases to be accurate and complete. The purchaser hereby irrevocably agrees that the certificate or a copy thereof may be produced to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered thereby.

Enforcement of Civil Liabilities

The Company is a public limited company organized under the laws of the Kingdom of Norway. All of the Company's directors and a substantial majority of its executive officers reside outside the United States. All or a significant portion of the assets of these individuals are located outside the United States. Similarly, a substantial portion of the Company's assets is located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon the Company or its directors and officers, or to enforce judgments obtained in the United States against the Company or its directors and officers, including judgments based on the civil liability provisions of the U.S. federal securities laws.

The Company has been advised by its Norwegian counsel, Advokatfirmaet Schjødt AS, that although you may bring actions against the Company, the Company's Norwegian affiliates or any of its directors or executive officers resident in Norway, Norwegian courts are unlikely to apply U.S. law when deciding such cases. The recognition and enforcement of foreign judgments in Norway is dependent upon the existence of a bilateral or multilateral agreement with the foreign state in question concerning the mutual recognition and enforcement of judgments. There is no such agreement between Norway and the United States. Accordingly, judgments of U.S. courts are not enforceable in Norway. The Company may comply with a judgment of a U.S. court voluntarily, but if it were not to do so you would have to commence an action in a Norwegian court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities based on U.S. securities laws in Norway. Even if U.S. law was to be applied, it is unlikely that a Norwegian court would adjudicate awards against public policy or order in Norway, including awards of punitive damages.

Legal Matters

The validity of the Offer Shares and certain other legal matters will be passed upon by Advokatfirmaet Schjødt AS, the Company's Norwegian legal counsel, and Holland & Knight LLP, the Company's U.S. legal counsel. Certain legal matters will be passed upon for the Managers by Thommessen Krefting Greve Lund AS Advokatfirma, Norwegian legal counsel to the Managers, and Cleary Gottlieb Steen and Hamilton LLP, U.S. legal counsel to the Managers.

Independent Accountants

The Company's audited consolidated financial statements included in this Prospectus as of 31 December 2005 and 2004 and each of the years then ended have been prepared in accordance with The Norwegian Accounting Act and International Financial Reporting Standards as adopted by the European Union. The Company's audited consolidated financial statements as of December 2004 and 2003 and each of the years then ended have been prepared in accordance with the Norwegian Accounting Act and with accounting principles generally accepted in Norway. The audited pro forma condensed consolidated income statement in the prospectus for the year ended 31 December 2005 has been prepared to include the operations of Advanced Silicon Material LLC as if it was acquired on 1 January 2005. The prospectus also includes parent company financial statements. The financial statements of the parent company as of 31 December 2005, 2004 and 2003 and for each of the years then ended have been prepared in accordance with the Norwegian Accounting Act and with accounting principles generally accepted in Norway.

The Prospectus includes Norwegian statutory audit reports that are addressed to the "Annual Shareholders' Meeting of Renewable Energy Corporation AS(A)" in accordance with standard practice in Norway covering the parent company and consolidated financial statements described above. In addition, the Prospectus includes special purpose audit reports that have been prepared in accordance with Norwegian Auditing Standard RS 800, "The Auditor's Report on Special Purpose Audit Engagements." These special purpose audit reports are in a format similar to the Norwegian statutory audit reports and cover the parent company and consolidated financial statements described above but designate the audit report addressee as the "Shareholders of Renewable Energy Corporation ASA."

The Norwegian statutory audit report and the special purpose audit report applicable to the 2003 financial statements included an emphasis of a matter regarding internal control weaknesses at a significant subsidiary regarding the implementation of a new accounting and enterprise resource system. The special purpose audit report applicable to the 2003 financial statements also included a paragraph describing that the 2003 group accounts have been restated for corrections of errors related to accounting for government

grants and minority interests which, in the aggregate, increased the net loss by NOK 16.2 million in 2003 and decreased shareholders' equity by NOK 6.7 million as of 31 December 2003 as compared to amounts previously reported.

The aforementioned parent company and consolidated financial statements and pro forma condensed income statement have been audited by KPMG AS, Sørkedalsveien 6, P.O. Box 7000, Majorstua, N-0306, Oslo, Norway, independent auditors, as stated in their independent auditors reports included herein. KPMG AS is a member of Den norske Revisorforening (The Norwegian Institute of Public Accountants).

Available Information

For twelve months from the date of this Prospectus, the following documents (or copies thereof) may be physically inspected at the principal office of the Company, Veritasveien 14, P.O. Box 280, N-1323, Høvik, Norway (telephone number +47 67 81 52 50):

- The articles of association of Renewable Energy Corporation ASA;
- The historical financial information of Renewable Energy Corporation ASA and its subsidiaries for the two years preceding the publication of this Prospectus.

Norwegian Summary

This Norwegian summary has been prepared for the Norwegian securities market in connection with the offering of the shares in Renewable Energy Corporation ASA and the listing of the shares in Renewable Energy Corporation ASA on the main list of Oslo Børs. The information provided in this section is a summary of information provided in the rest of the Prospectus, and does not contain any additional information. The information is thus only provided in the Norwegian language.

Dette norske sammendraget er utarbeidet for det norske verdipapirmarkedet i forbindelse med salg av aksjer i Renewable Energy Corporation ASA ("**REC**" eller "**Selskapet**") og notering av aksjene i REC på hovedlisten til Oslo Børs. Sammendraget utgjør en del av det engelskspråklige "Prospectus" ("**Prospektet**"). Investeringsgrunnlaget for det norske verdipapirmarkedet består således ikke kun av sammendraget på norsk, men av hele Prospektet. Investorer oppfordres til å lese hele Prospektet nøye før en investeringsbeslutning eventuelt treffes. Teksten i de øvrige delene av Prospektet går foran det norske sammendraget i tilfelle motstrid.

Dette sammendraget på norsk inneholder en oversettelse av enkelte hovedpunkter i Prospektet. I tillegg er kapittelet "Terms of the Offering" i Prospektet med unntak av avsnittet "Selling Restrictions" oversatt i sin helhet. I dette kapittelet er det blant annet redegjort nærmere for de særskilte vilkårene som gjelder for det offentlige Tilbudet i Norge. Det er også inntatt et eget kapittel med en oversettelse av overskriftene for de risikoforhold som er beskrevet i Prospektet.

Prospektet er forelagt Oslo Børs for kontroll i henhold til verdipapirhandelloven § 5-7.

Enhver ny vesentlig omstendighet og enhver vesentlig unøyaktighet i Prospektet som kan få betydning for vurderingen av aksjene i REC, og som fremkommer eller oppdages mellom tidspunktet for offentliggjøring av Prospektet og det tidspunkt aksjene i REC tas opp til notering, vil fremgå av et eventuelt tillegg til Prospektet i samsvar med verdipapirhandelloven § 5-15.

Prospektet, samt dokumenter som det henvises til i Prospektet og som ikke er underlagt konfidensialitet, kan fås ved henvendelse til Tilretteleggerne eller REC.

Sammendrag

Dette sammendraget fremhever deler av informasjonen i Prospektet og inneholder ikke nødvendigvis all relevant informasjon. Du bør derfor lese hele Prospektet nøye, herunder de finansielle redegjørelsene og informasjonen, før du eventuelt treffer en investeringsbeslutning. Særlig bør du nøye vurdere de risikofaktorene som fremkommer under punktet "Risk Factors" i Prospektet.

Presentasjon av Selskapet

Selskapet er et av verdens ledende selskaper innen solenergiindustrien. I henhold til Selskapets estimater var Selskapet en av verdens største produsenter av superrent silisium og multikrystallinske silisiumwafere til solenergiindustrien i 2005. Selskapet er involvert i alle ledd i solenergiens verdikjede; produksjon av superrent silisium for solenergiindustrien, produksjon av silisium wafere, produksjon av solceller og moduler. Selskapet har kunder over hele verden, syv fabrikker i tre forskjellige land og 1.115 ansatte per 31. desember 2005. Selskapet driver sin virksomhet gjennom tre forretningsområder, REC Silicon, REC Wafer og REC Solar.

Konsernstrukturen

Renewable Energy Corporation, morselskapet i konsernet, er et holdingselskap uten produksjonsaktivitet. Følgende selskapskart gir en oversikt over konsernstrukturen per 31. desember 2005:



REC ASA
100%
REC Silicon AS
100%
REC SiTech AS
100%
REC ScanWafer AS
100%
REC Solar AS
23%
CSG Solar
15%
EverQ
100%
REC Silicon Inc.
100%
REC ScanCell AS
100%
REC ScanModule AB
100%
Solar Vision (PTY) Ltd
100%
REC Solar Grade Silicon LLC
100%*
REC Advanced Silicon Materials LLC

* Selskapet eier 100% av de stemmeberettigede aksjene i selskapet, hvilket utgjør 75% av aksjekapitalen. De resterende 25% av aksjekapitalen eies av Komatsu American Corporation. Se underpunktet "Material Contracts – Cooperation and Joint Venture Agreements – AsiMI/Komatsu" i Prospektet for en nærmere beskrivelse av Komatsus rettigheter i selskapet.

REC Silicon

REC Silicon er en av verdens største produsenter av superrent silisium i 2005. Selskapet er den eneste produsenten av superrent silisium i verden som dedikerer produksjonen ved en hel fabrikk til solenergiindustrien. Divisjonen har to fabrikker som begge ligger i USA; en i Moses Lake, Washington, og en i Butte, Montana. Moses Lake-fabrikken produserer utelukkende superrent silisium til solenergiindustrien. I Butte-fabrikken produserer REC Silicon fortsatt superrent silisium av elektronisk kvalitet, som er enda renere enn den som kan brukes i solenergiindustrien, og som i hovedsak selges til elektronikkbransjen. Butte-fabrikken produserer også silangass, som er et mellomprodukt i REC Silicon's produksjon av superrent silisium, utover behovet i produksjonen av superrent silisium. Denne silangassen selges i hovedsak til gass-distributører, som igjen selger den videre til produksjonen av halvledere og LCD-skjermer.

Moses Lake fabrikken er eid av REC Solar Grade Silicon LLC ("SGS"), som er et heleid datterselskap av REC Silicon Inc, mens Komatsu har beholdt 25% av aksjene i Advanced Silicon Materials LLC ("ASiMi"), som eier Butte- fabrikken. Komatsus aksjer gir ikke stemmerett i selskapet.

REC Wafer

REC Wafer består av to forretningsenheter; REC Scanwafer, som produserer multikrystallinske wafere til solenergiindustrien, og REC SiTech, et selskap REC kjøpte i 2005 og som produserer monokrystalliske ingots. I henhold til Selskapets estimater var REC Scanwafer verdens største produsent av multikrystallinske silisium wafere til solenergiindustrien basert på salgsvolumet i 2005. REC Scanwafer produserte i 2005 ca. 220 MWp eller 148 millioner kvadratdesimeter wafere, og REC SiTech produserte ingots som kan brukes til å produsere ca 16 MWp eller 12 millioner kvadratdesimeter wafere. REC Wafers fabrikker er lokalisert på Herøya og i Glomfjord i Norge.

REC Solar

REC Solar består av tre selskaper; REC ScanCell, REC ScanModule og SolarVision. Konsernet produserer solcellene og modulene gjennom denne divisjonen.

REC ScanCell's fabrikk ligger i Narvik, og denne fabrikken produserte ca, 1,8 MWp solceller i 2003, 10,7 MWp i 2004 og 20 MWp solceller i 2005. Samme år oppførte selskapet en ny produksjonslinje ved denne fabrikken som påbegynte produksjonen i februar 2006 og i henhold til Selskapets forventninger vil øke produksjonskapasiteten til ca 45 MWp solceller innen utgangen av tredje kvartal 2006.

REC ScanModules fabrikk ligger i Arvika, Sverige, og produserte 0,5 MWp moduler i 2003, 5,0 MWp moduler i 2004 og 14 MWp moduler i 2005. Selskapet installerte en ny produksjonslinje ved denne fabrikken i januar 2006 som påbegynte produksjon kort tid etter, noe som økte den årlige produksjonskapasiteten til 45 MWp. Selskapet selger to produkter. Hovedproduktet er en 175 Wp modul basert på 5x10 solceller. Selskapet introduserer i forbindelse med kapasitetsutvidelsen et nytt produkt, en 210 Wp modul basert på 5x10 solceller. Dette produktet vil bli solgt under egen merkevare.

Solar Vision er et lite sør-afrikansk selskap med 15 ansatte. SolarVision har fått i oppdrag av myndighetene i Sør-Afrika å installere 50.000 solcellesystemer til hjemmebruk. Per dags dato har selskapet installert 10,000 systemer.

Historie

Selskapet ble stiftet i 1996 under navnet Fornybar Energi AS, tok navnet Renewable Energy Corporation AS i 2000, og ble omdannet til et allmennaksjeselskap i 2005. På det tidspunkt Selskapet ble stiftet eide Selskapet 12% av aksjene i REC ScanWafer AS. REC Scanwafer AS ble stiftet i 1994 med målsetning om å bli en spesialisert produsent av multikrystallinske silisium wafere til solenergiindustrien. For å kunne forbedre wafer- kvaliteten ved å sikre en rask og sikker tilbakemelding fra solcelleproduksjonen, besluttet Selskapet i 1999 å integrere fremover i verdikjeden ved også å produsere solceller og moduler. REC ScanCell AS and REC ScanModule AB påbegynte produksjon av solceller og moduler i 2003.

I 2002, som et svar på bekymringer rundt den langsiktige tilgjengeligheten av superrent silisium til videre vekst innen produksjonen av silisiumwafere, dannet Selskapet og ASiMI, den gang eiet 100% av Komatsu America Corporation ("Komatsu"), et "joint venture" som på den tiden ble kalt Solar Grade Silicon LLC, nå REC Solar Grade Silicon LLC. Formålet var, å konvertere Komatsus fabrikk i Moses Lake, Washington, USA, til utelukkende å produsere superrent silisium til solenergiidustrien.

Selskapet økte sin eierandel i REC Scanwafer til 71% i 2003, og til 100% i 2004.

REC SiTech ble stiftet i april 2004 med det formål å produsere monokrystalliske ingots til solenergiindustrien. På stiftelsestidspunktet, var Selskapets aksjebeholding i REC SiTech på ca 12%.

I juli 2005, kjøpte Selskapet Komatsus aksjer i SGS og økte Selskapets eierandel i SGS fra 70% til 100%, og kjøpte samtidig en majoritetandel i ASiMI, som eier og driver en fabrikk for produksjon av superrent silisium i Butte, Montana, USA. Komatsu har beholdt en ikke-stemmeberettiget minoritetspost i ASiMI.

Konkurransefortrinn

Selskapet er av den oppfatning at det har en rekke konkurransefortrinn:

- en sterk teknologisk posisjon gjennom hele solenergiindustriens verdikjede
- produksjonsvirksomhet har effektiv og skalerbar drift av virksomheten
- egen forsyning av superrent silisium
- involvert i alle ledd i verdikjeden
- en bred teknologisk portefølje
- en veletablert og anerkjent spiller i solenergiindustrien
- en sterk konsernledelse

For en nærmere utdyping av disse punktene, se "*The Company's Business – Competitive Strengths*" i Prospektet.

Foretningsstrategi

For å oppfylle Selskapets målsetning om å bli den ledende og mest effektive aktør i solenergiindustrien på sikt, har Selskapet utviklet en strategi som inneholder følgende elementer:

- Vokse raskere enn solenergiindustrien forøvrig
- Styrke kostnadsfordelene gjennom innovasjon og industrialisering
- Balansere risiko gjennom en bred teknologisk portefølje

For en nærmere beskrivelse av disse hovedelementene i strategien, se kapittelet "*The Company's Business – Strategy*" i Prospektet.

Styret

Tore Schiøtz, (styreleder), Rune Bjerke, Marcel E. Brenninkmeijer, Roar Engeland og Ole Enger utgjør Selskapets styre. På Selskapets ordinære generalforsamling 20. april 2006 valgte Selskapets aksjonærer Susanne Munch Thore, Line Geheb og Karen Helene Ulltveit-Moe som nye styremedlemmer. Disse styremedlemmene ble valgt med virkning fra 08.00 den første dagen Selskapets aksjer handles på Oslo Børs.

Selskapets Ledelse

Selskapets ledelse består av Erik Thorsen (CEO), Reidar Langmo (SVP – Business Development), Erik Sauar (SVP – CTO), Gøran Bye (EVP – REC Silicon), John Andersen Jr. (EVP – REC Wafer), Thor Christian Tuv (EVP – REC Solar), Bjørn Brenna (EVP – Finance and Administration) og Svanaug Bergland (SVP – Organizational Development og Corporate Communications).

Ansatte

REC hadde ca 1.115 ansatte per 31. desember 2005.

Revisor

KPMG AS er Selskapets uavhengige revisor. KPMG er medlem av Den norske Revisorforening.

Rådgivere

ABG Sundal Collier Norge ASA og UBS Limited er Hovedtilretteleggere og "Joint Bookrunners" for Tilbudet. Advokatfirmaet Schjødt AS og Holland & Knight LLP er Selskapets juridiske rådgivere i forbindelse med Tilbudet.

Aksjekapital

Selskapets aksjekapital er per datoen for dette Prospektet NOK 421.089.120, fordelt på NOK 421.089.120 aksjer, hver pålydende NOK 1. Aksjene er gyldig utstedt og fullt innbetalt, og er registrert i VPS under ISIN 0010112675.

Hovedaksjonærer

Følgende tabell gir en oversikt over Selskapets tre største aksjonærer per 20. april 2006. Unntatt som indikert nedenfor, eier ingen aksjonærer mer enn 5% av Selskapets aksjer.

Navn på REC aksjonær	Antall REC aksjer*	Prosent av REC aksjene
Good Energies Investments B.V.	168.600.500	40,0%
Elkem AS	115.915.300	27,5%
Hafslund Venture AS	105.254.820	25,0%

* Justert for aksjesplitt trådt i effekt 21. april 2006.

Avtaler med nærstående

Selskapet har mange og vesentlige foretningsforbindelser med nærstående parter. Selskapet er av den oppfatning at alle disse avtalene er inngått på armlengdes avstand, og at de beløp som er betalt i henhold til disse avtalene er i samsvar med gjeldende markedspriser for tilsvarende tjenester.

I henhold til norsk rett er en avtale om erverv av eiendeler, tjenester eller ytelser fra en aksjonær eller en aksjonærs nærstående (f.eks ektefelle eller andre vesentlige familieforbindelser), som innebærer at Selskapet skal betale mer enn 1/20 av aksjekapitalen i et allmennaksjeselskap og mer enn 1/10 av aksjekapitalen i et aksjeselskap på tidspunktet for ervervet, ikke bindende for selskapet og må endres, dersom ikke avtalen er godkjent av selskapets generalforsamling. Avtaler som er inngått i selskapets vanlige virksomhet og inneholder pris og andre vilkår som er vanlige for slike avtaler, så vel som erverv av verdipapirer til en pris i henhold til offentlig kursnotering, trenger ikke slik godkjenning. Med unntak av oppkjøpet av REC SiTech og Selskapets erverv av aksjer i REC Scanwafer i 2003, som begge ble godkjent av Selskapets generalforsamling, har ikke Selskapets avtaler med nærstående krevd godkjenning fra Selskapets generalforsamling.

Styret består per dato for dette Prospektet av fem medlemmer. Av de åtte styremedlemmene som forventes å utgjøre styret på første noteringsdag på Oslo Børs, har seks en relasjon til og/eller er ansatt hos en hovedaksjonær. I tillegg er Marcel E. Brenninkmeijer styremedlem i Q-Cells, en av Selskapets REC Wafer divisjons sentrale kunder. De øvrige to styremedlemmene er uavhengige av Selskapets hovedaksjonærer, ledelse og vesentlige forretningsforbindelser. For en nærmere beskrivelse, se "Management – Board of Directors" og "Senior Management".

Avtaler mellom Selskapet og Selskapets ledelse

8. juli 2005 lånte Selskapet Erik Thorsen NOK 700.000, i august 2005 USD 50.000 til Gøran Bye og den 8. desember 2005 lånte Selskapet Svànaug Bergland NOK 500.000. For en nærmere beskrivelse av disse lånene, se "The Company's Management – Loans and Guarantees" i Prospektet.

Forretningsforbindelser med vesentlige aksjonærer

Good Energies Investments, Elkem og Hafslund Venture eier respektivt 40,0%, 27,5% og 25,0% av Selskapets aksjer. Se "Share Ownership of Directors, Executive Officers and Certain Registered Owners" i Prospektet for en nærmere beskrivelse.

I perioden dekket av dette Prospektet har Selskapet fått en vesentlig andel av dets lånefinansiering gjennom aksjonærlån eller konvertible lån med dets hovedaksjonærer som primære långivere. For en nærmere beskrivelse av disse lånene og obligasjonene, se "Related Party Transactions" i Prospektet. Per datoen for dette Prospektet er i det alt vesentlige av disse lånene og obligasjonene tilbakebetalt eller konvertert.

Good Energies Investments har eierinteresser i CSG Solar og i Q-Cells AG ("Q-Cells"). I desember 2004 inngikk Selskapet en avtale om eierskapet i CSG Solar, et selskap Good Energies Investments investerte i, i 2005. For en mer detaljert beskrivelse av dette forholdet, se "Material Contracts – Material Customer/ Supply Agreements – REC Wafer" i Prospektet.

Q-Cells, som Good Energies Investments antas å eie ca 16,4% av, er en av REC Wafers viktigste kunder. For en mer detaljert beskrivelse av dette forholdet, se "Material Contracts – Material Customers/Supply Agreements – REC Wafer".

Q-Cells er også medinvestor med Selskapet i både CSG Solar og EverQ. For mer informasjon om disse prosjektene, se "Material Contracts – Cooperation Agreements and Strategic Ownership Interests" i Prospektet.

Erverv fra nærstående parter

I mai 2005 kjøpte REC ScanWafer NorFurnace AS fra blant annet Good Energies Investments og Scatec AS. I juli 2005 kjøpte Selskapet de resterende 88% av aksjene i SiTech fra blant annet Good Energies Investments, Hafslund Venture og Scatec AS. Alf Bjørseth, tidligere daglig leder av Selskapet, og Reidar Langmo, en ledende ansatt i Selskapet, hadde vesentlige eierinteresser i Scatec AS på det tidspunkt disse transaksjonene ble gjennomført.

Vesentlige endringer siden 31. desember 2005 og trender

Selskapet oppnår en moderat økning av prisene for dets produkter gjennom alle dets divisjoner, og økt produksjonsvolum og salg i henhold til budsjett for året. Opptrappingen av produksjonskapasiteten i REC Solar går som planlagt, og kapasitetsøkningsprosjektene i REC Wafer går som forventet og budsjettert.

Med unntak for konverteringen av konvertible lån, har det ikke vært noen vesentlige endringer i selskapets finansielle stilling siden 31. desember 2005.

Vedtekter og dokumenter til gjennomsyn

Selskapets vedtekter er vedlagt dette Prospektet som vedlegg A.

Selskapets vedtekter, sammen med Selskapets historiske finansielle informasjon for de to årene forut for offentliggjøringen av dette Prospektet, er i hele Prospektets levetid, tilgjengelig for fysisk gjennomgang på Selskapets hovedkontor i Vertitasveien 14, Postboks 280, 1323, Høvik (telefon 67 81 52 50).

2003 finansiell informasjon

Dette Prospektet inneholder årsoppgjøret for 2003 som inkluderer årsregnskapet for 2003. Årsregnskapet for 2003 har blitt korrigert for feil regnskapsmessig behandling av offentlige tilskudd og minoritetsinteresser og er således ikke egnet som beslutningsgrunnlag. Årsoppgjøret for 2004 inneholder regnskapsinformasjon for 2003 som har blitt korrigert for å hensynta de ovenfor nevnte feil. Korreksjonene har medført et økt underskudd for 2003 på NOK 16.2 millioner og redusert egenkapital per 31. desember 2003 på NOK 6.7 millioner sammenlignet med regnskapsinformasjon i 2003 årsregnskapet inkludert i 2003 årsoppgjøret. Regnskapsinformasjon vedrørende 2003 inntatt i Prospektet er basert på de korrigerte 2003 regnskapstallene inntatt i årsoppgjøret for 2004.

Om Tilbudet

Tilbudet:	Tilbudet består av: • Et offentlig tilbud i Norge (det "Offentlige Tilbudet") hvor Tilbudsaksjene tilbys til allmennheten i Norge i medhold av Regulation S i den amerikanske verdipapirlovgivningen • Et tilbud av aksjer til institusjonelle og profesjonelle investorer i Norge, og til institusjonelle investorer utenfor Norge i medhold av Regulation S i den amerikanske verdipapirlovgivningen, og til QIB's i USA i medhold av samme lovgivnings Rule 144A (det "Institusjonelle Tilbudet") • Et tilbud av aksjer til Selskapets ansatte i Norge og Sverige i medhold av Regulation S i den amerikanske verdipapirlovgivningen ("Tilbudet til de Ansatte") • Et tilbud av aksjer til ledelsen i Selskapet (Tilbudet til de Ledende Ansatte")
Antall aksjer ("Tilbudsaksjene"): . .	74.600.000 aksjer pålydende NOK1, hvorav 73.000.000 aksjer er nye aksjer utstedt av Selskapet, og 1.600.000 er eksisterende aksjer som selges av Rebelijo Invest AS.
Indikativt prisintervall ("Tilbudsprisen"):	Mellom NOK 69 og NOK 88 per aksje.
Rabatt for investorer i det Offentlige Tilbudet	Alle investorene i det Offentlige Tilbudet vil få en rabatt på 10% per aksje (i forhold til den endelige Tilbudsprisen) for aksjer i den første børsposten allokert til den enkelte investor.
Hovedtilretteleggere og "Joint Bookrunners":	ABG Sundal Collier Norge ASA ("ABG Sundal Collier") og UBS Limited ("UBS")
Med-tilrettelegger:	Credit Suisse Securities (Europe) Limited ("Credit Suisse") og DnB NOR Markets ("DnB NOR").
Stemmerett og begrensinger	Hver aksje gir aksjonæren rett til én stemme på Selskapets generalforsamling.
Bruk av provenyet	Selskapet har til hensikt å bruke nettoprovenyet fra Tilbudet til investeringer og relatert behov for arbeidskapital. For nærmere informasjon om disse investeringene, se "Use of Proceeds" og "Operating and Financial Review – Liquidity and Capital Resources – Capital Expenditure" i Prospektet.
Antall aksjer før Tilbudet	421.089.120 (etter en 20 til 1 aksjesplitt vedtatt på Selskapets generalforsamling 20. april 2006).
Betaling og levering	I det Institusjonelle Tilbudet er det forventet at levering av aksjer vil skje mot betaling i norske kroner ca 12. mai 2006. I det Offentlige Tilbudet, Tilbudet til de Ansatte og Tilbudet til de Ledende Ansatte forventes levering av aksjer slik at de er disponible på bestillerens VPS- konto ca 11. mai 2006.
Notering og omsetning av aksjene .	Selskapet har søkt om at aksjene skal tas opp til notering på Oslo Børs. Dersom enkelte unntak fra de generelle opptakskravene blir innvilget, forventer Selskapet at søknaden blir godkjent av Oslo Børs på dets styremøte 27. april 2006. Selskapet forventer at Oslo Børs vil kreve at det skal ha mer enn 3.000 børsposteiere, som kompensasjon for manglende oppfyllelse av Oslo Børs' generelle krav om 25% fri flyt. Det forventes at Selskapets aksjer noteres på Oslo Børs fra 9. mai 2006 på "if and when issued" basis.

Aksjekoder	Aksjenes identifikasjonsnummer er: ISIN NO 0010112675
Ticker kode på Oslo Børs	REC
Lock-up avtaler	Selskapet, Selskapets hovedaksjonærer Good Energies Investments B.V, Elkem AS og Hafslund Venture AS og Selskapets styre og ledende ansatte, har, med enkelte mindre unntak, avtalt med tilretteleggerne at de i en periode på 180 dager, ikke uten forhåndssamtykke fra Hovedtilretteleggerne vil (i) utstede, selge eller på annen måte avhende aksjer (eller finansielle instrumenter som kan konverteres til aksjer) (ii) inngå noen form for transaksjon (herunder noen form for avledede transaksjoner) som har en økonomisk virkning lik et salg (iii) offentlig kunngjøre intensjoner om å gjennomføre slike transaksjoner som er beskrevet i (i) eller (ii).
Utvanning	Med en Tilbudspris på NOK 78,50 (middelverdien av prisintervallet som er angitt på forsiden av Prospektet), vil netto bokført verdi, etter å ha tatt hensyn til Tilbudet, være NOK 12,4 per aksje. Den umiddelbare utvanningen for kjøpere av Tilbudsaksjene i Tilbudet vil være NOK 66,1. Utvanning i denne sammenheng tilsvarer forskjellen mellom Tilbudsprisen per aksje og netto bokført verdi per aksje etter at Tilbudet er tatt hensyn til.
Utgifter	Selskapet estimerer at dets utgifter i forbindelse med Tilbudet (inkludert provisjon til Tilretteleggerne som beskrevet nedenfor) vil utgjøre mellom NOK 110 millioner og NOK 160 millioner, og Selskapet forventer at dette vil betales kontant.
Bakgrunn for Tilbudet	Den forventede noteringen av Selskapets aksjer på Oslo Børs er et viktig element i Selskapets strategi. Gjennom en notering av Selskapets aksjer forventer Selskapet at det vil skape et regulert marked for handel med dets aksjer, og finansiere de formål som er beskrevet under"Use of Proceeds" i Prospektet. Videre forventer Selskapet at en notering vil kunne gi mulighet til å bruke kapitalmarkedene til å reise ytterligere kapital, dersom dette skulle være nødvendig. Noteringen vil også kunne styrke Selskapets mulighet til å bruke dets aksjer som oppgjørsmidler i eventuelle fremtidige fusjons- eller oppkjøpsprosesser.

Sammendrag av den historisk konsoliderte finansielle Informasjon

Den følgende tabellen viser et sammendrag av den historisk finansielle informasjonen som er hentet fra Selskapets regnskaper (inkludert noter) per 31. desember 2005 og 31. desember 2004, utarbeidet i samsvar med regnskapsloven og IFRS, og per 31. desember 2004 og 31. desember 2003, i samsvar med norsk GAAP. Regnskapene har blitt revidert av KPMG, Selskapets uavhengige revisor, som indikert i deres revisorrapporter inntatt i Prospektet. Informasjonen hentet fra Selskapets regnskaper basert på IFRS er ikke sammenlignbar med informasjonen hentet fra Selskapets regnskaper basert på Norwegian GAAP.

	2005 IFRS	2004 IFRS	2004 NGAAP	2003 NGAAP
		(NOK 1.000)		
Resultatregnskap				
Sum inntekter	2.453,916	1.270,192	1.418,140	289.402
Varekostnader	(620.903)	(513.436)	(512.401)	(62.109)
Endring ferdigvarer og varer i arbeid	4.477	(60.909)	(81.902)	53.581
Lønns- og personalkostnader	(409.854)	(261.996)	(291.539)	(138.696)
Andre driftskostnader	(597.455)	(292.791)	(377.049)	(230.162)
EBITDA	830.181	141.060	155.249	(87.984)
Goodwill avskrivninger	(13.648)	(3.415)	(55.890)	(20.859)
Nedskrivning av driftsmidler	(13.733)	(6.593)	(6.593)	(4.293)
Avskrivninger	(201.353)	(91.228)	(96.443)	(31.550)
EBIT	601.447	39.824	(3.677)	(144.686)
Resultatandel tilknyttede selskap	(7.052)	(1.578)	(1.578)	(5.790)
Renteinntekter	6.261	1.440	1.548	1.377
Nedskrivning av finansielle anleggsmidler	0	(6.715)	(6.715)	(3.661)
Rentekostnader	(146.784)	(46.074)	(46.058)	(28.235)
Andre finansinntekter/kostnader	69.248	(1.372)	4.751	(18.794)
Valutajustering og"fair value" justering av konvertible lån	(493,037)	6,123		
Resultat før skatt	30.083	(8.352)	(51.729)	(199.789)
Skatt	(26.160)	2.263	3.608	56.727
Årsresultat	3.923	(6.089)	(48.121)	(143.062)
Henført til:				
Aksjeeiere av selskapet	3.923	(6.089)	(62.593)	(128.181)
Minoritetsinteresser	0	0	14.472	(14.881)

	Per 31. desember			
	2005 IFRS	2004 IFRS	2004 NGAAP	2003 NGAAP
		(NOK 1.000)		
Balanse				
Eiendeler				
Immaterielle eiendeler	629.139	421.311	228.632	281.093
Tomt, bygninger, maskiner og utstyr	3.361.204	791.942	784.653	689.486
Finansielle fordringer	133.808	27.077	27.076	28.823
Utsatt skattefordel	188.299	111.576	113.205	110.639
Sum anleggsmidler	4.312.380	1,351,906	1,153,566	1,110,041
Sum omløpsmidler	1.751.439	824.167	877.868	513.254
Sum eiendeler	6.063.819	2.176.073	2.031.434	1.623.295
Egenkapital og gjeld				
Innskutt egenkapital	1.095.081	1.042.195	1.042.195	710.629
Opptjent egenkapital	135.717	(31.845)	(166.573)	(207.514)
Minoritetsinteresser	0	0	49.245	146.789
Sum egenkapital	1.230.798	1.074.038	924.867	649.904
Sum langsiktig gjeld	2.262.355	709.747	605.952	579.259
Sum kortsiktig gjeld	2.570.666	392.288	500.615	394.132
Sum gjeld	4.833.021	1.102.035	1.106.567	973.391
Sum egenkapital og gjeld	6.063.819	2.176.073	2.031.434	1.623.295

Sammendrag av det Konsoliderte Proformaregnskapet

Følgende tabell viser et sammendrag av proforma regnskapsopplysninger for regnskapsåret som ble avsluttet 31. desember 2005. Sammendraget av proforma regnskapsopplysningene er hentet fra IFRS regnskapstallene inntatt i Prospektet, justert for å ta hensyn til de konsoliderte resultatene etter Selskapets kjøp av ASiMI i 2005, som om kjøpet hadde blitt gjennomført 1. januar 2005.

Proforma regnskapstallene bør leses i sammenheng med IFRS regnskapstallene for 2005 inntatt i Prospektet, herunder note 32 til IFRS regnskapstallene. Kapitlene "Selected Financial and Operating Data" og "Operating and Financial Review" i Prospektet bør også leses. Det tas derfor forbehold om at proformatallene leses i sammenheng med disse kapitlene samt IFRS regnskapstallene for 2005 som er inntatt i Prospektet.

Proforma- regnskapstallene reflekterer ikke Selskapets faktiske regnskaper eller resultater, og gir ikke nødvendigvis et riktig bilde av Selskapets resultater dersom Selskapet hadde kjøpt ASiMI 1. januar 2005. Selskapets kjøp av de resterende 30% av SGS 29. juli 2005, og REC SiTech AS 1. juli 2005, er ikke ansett å være vesentlige transaksjoner, og det er derfor ikke foretatt justeringer for å reflektere disse kjøpene.

Proforma- tallene er utarbeidet på bakgrunn av følgende forutsetninger:

- Proforma- tallene er utarbeidet med den forutsetning at Selskapet kjøpte ASiMI 1. januar 2005 og at ASiMI var 100% konsolidert fra og med denne dato; og
- Proforma- tallene er basert på Selskapets historiske IFRS regnskaper som justert for oppkjøpet beskrevet over.

	Årslutt 2005 (som rapportert)	Proforma justering	2005, proforma
		(NOK 1.000)	
Resultatregnskap			
Sum inntekter	2.453.916	675.256	3.129.172
EBITDA	830.181	216.991	1.047.172
EBIT	601.447	132.916	734.363
Resultat før skatt	30.083	44.993	75.076
Årsresultat	3.923	29.695	33.618

For ytterligere informasjon om forutsetningene for det ovenstående sammendraget av pro forma finansielle informasjonen og tilleggsinformasjon om hvordan pro forma tallene er utarbeidet, se "Pro Forma Financial Data" i Prospektet, inkludert notene til pro forma resultatregnskapet, og note 32 til IFRS regnskapstallene for 2005.

Risikofaktorer

Dette sammendraget er en oversettelse av overskriftene i "Risk Factors" i Prospektet – se dette for en ytterligere beskrivelse av risikofaktorene. Hver enkelt risikofaktor kan få vesentlig negativ betydning for REC's virksomhet, økonomiske stilling og således negativ betydning for verdien av REC's aksjer. Det foreligger en rekke risikofaktorer, både selskaps- og industrispesifikke. De selskapsspesifikke risikofaktorene knytter seg både til forretningsvirksomheten og til aksjene.

Risiko knyttet til solenergiindustrien

- Solenergiindustrien er fortsatt sterkt avhengig av støtte fra myndigheter
- Renteøkninger kan ha en negativ effekt på etterspørselen etter industriens og Selskapets produkter
- Det er en risiko for at selskapene i solenergiindustrien generelt, og Selskapet spesielt, ikke er i stand til å gjennomføre tilstrekkelige kostnadsreduksjoner gjennom innovasjon og prosessforbedringer

Risiko knyttet til Selskapet

- Selskapet har historisk gått med underskudd
- Flere store kunder utgjør det vesentligste av Selskapets salg
- En vesentlig andel av Selskapets salg er konserninternt salg
- Det er risiko forbundet med oppkjøp, deltagelse i felleskontrollerte virksomheter og joint-ventures
- Det er risiko forbundet med Selskapets hurtige vekst
- Det er en risiko for at Selskapet ikke oppnår produksjonskapasitetsøkning i henhold til Selskapets investeringsplaner, som er nødvendige for å øke markedsandelene gitt den forventede veksten i industrien
- Ekspansjonen av Selskapets aktiviteter i nye utenlandske markeder er forbundet med vesentlig risiko
- Investeringer i alternative teknologier, eller i selskap som utvikler slike alternative teknologier, kan vise seg å være dårlige investeringer
- Det er en risiko for overkapasitet i produksjonen av superrent silisium
- Selskapet er avhengig av et begrenset antall eksterne leverandører for vesentlige produksjonsmidler og komponenter til Selskapets produkter
- Selskapets driftsresultat kan bli negativt påvirket av svingninger i energiprisene eller av utviklingen i markeder relatert til Selskapets primærmarkeder
- Selskapet har initiert tiltak for å øke effektiviteten i dets utnyttelse av superrent silisium, men disse tiltakene er uprøvde på produksjonsnivå, og Selskapet kan risikere å ikke oppnå de kostnadsbesparelser det forventer
- Selskapet kjøper produksjonsutstyr til produksjonen fra et begrenset antall leverandører. Dersom utstyret blir skadet eller på annen måte ikke er tilgjengelig, vil Selskapets evne til å levere produkter i tide kunne lide, hvilket igjen vil kunne medføre kanselleringer av ordre og inntektstap
- Ettersom Selskapet ikke har mulighet til å teste sine produkter gjennom hele produktets garantitid, kan Selskapet risikere å pådra seg uventede garantikostnader

- Dersom Selskapet ikke oppnår tilfredsstillende resultater eller kvalitet i produksjonen av dets produkter, vil Selskapets salg kunne minske, og Selskapets forhold til dets kunder og dets omdømme kunne skades

- Det er risiko forbundet med den hurtige teknologiske utviklingen, og dersom Selskapets konkurrenter oppnår et forsprang i den hurtige teknologiske utviklingen av alternative teknologier, vil dette kunne påvirke Selskapets konkurransedyktighet vesentlig, og kan påvirke Selskapets lønnsomhet, og i ytterste konsekvens, dets eksistens

- Selskapet er avhengig av immaterielle rettigheter og forretningshemmeligheter samt kontraktuelle forpliktelser og lovverk som beskytter dette, og, dersom disse rettighetene ikke er tilstrekkelig beskyttet, vil dets evne til å konkurrere og generere inntekter kunne skades

- Det er en risiko for at Selskapet ikke oppnår tilstrekkelig patentbeskyttelse av teknologien i dets produkter og produksjonsmetoder, som vil kunne skade dets konkurranseste:illing og øke dets kostnader

- Selskapets praksis vedrørende skadesløsholdelse i forbindelse med immaterielle rettigheter, vil kunne ha en negativ effekt på Selskapets virksomhet

- Selskapets vil kunne motta krav i forbindelse med påstander om brudd på immaterielle rettigheter, som vil kunne være tidkrevende og kostbare, og vil kunne resultere i tap av vesentlige rettigheter

- Selskapet vil kunne fremme krav mot andre parter for brudd på dets immaterielle rettigheter som kan være kostbare og som kan avgjøres i Selskapets disfavør

- Selskapet vil kunne pådra seg vesentlige kostnader for å overholde, eller som et resultat av, helse-, sikkerhets-, miljø- og andre lover og regler

- Problemer med produktkvalitet eller produktytelsene, herunder feil ved Selskapets produkter, vil kunne resultere i at Selskapet får færre kunder, uventede utgifter og tap av markedsandeler

- Ettersom markedene Selskapet er aktivt i er meget konkurranseutsatte, og mange potensielle konkurrenter kan ha større ressurser enn Selskapet, vil Selskapet risikere å ikke kunne konkurrere tilfredsstillende, og vil kunne tape, eller ikke være i stand til å øke, sine markedsandeler

- Selskapet vil kunne bli utsatt for arbeidskonflikter, eller andre negative relasjoner til de ansatte, og disse konfliktene vil kunne avbryte Selskapets virksomhet, og vil kunne ha en negativ effekt på Selskapets virksomhet, muligheter, resultat og finansielle stilling.

- Selskapet er avhengig av enkelte personer i Selskapets ledelse og enkelte andre nøkkelpersoner innen forskning og utvikling, og annet kvalifisert personell i nøkkelstillinger

- Selskapet kan bli vesentlig skadet som følge av katastrofer, naturkatastrofer, driftsstans og forsettlig sabotasje

- Selskapet er utsatt for valutakurssvingninger

- Produktansvarskrav mot Selskapet vil kunne resultere i svekket omdømme for Selskapet og vesentlige økonomiske tap

Risiko forbundet med Tilbudet

- Etter kapitalforhøyelsen som følge av Tilbudet, vil en vesentlig andel av aksjene eies av et fåtall eksisterende aksjonærer, og fremtidige salg av aksjer fra eksisterende aksjonærer vil kunne ha en vesentlig negativ effekt på markedsprisen på Selskapets aksjer

- Tilbudsprisen vil være vesentlig høyere enn andelen av Selskapets bokførte verdi

- Fremtidige aksjekapitalendringer vil kunne medføre en vesentlig utvanning av Selskapets aksjonærer

- Det er risiko forbundet med et manglende offentlig marked for Selskapets aksjer forut for Tilbudet, og aksjeprisen vil kunne være utsatt for høy volatilitet

- Aksjonærer som eier aksjer gjennom nominee-kontoer, risikerer å ikke kunne utøve sin stemmerett så lett som aksjonærer registrert i eget navn i VPS

- Overdragelse av aksjene er underlagt begrensninger i henhold til amerikansk, og andre lands, verdipapirlovgivning

- Adgangen for selskapets aksjonærer til å fremme krav mot Selskapet etter registrering av aksjekapitalforhøyelsen er svært begrenset etter norsk rett

Om Tilbudet

Dette kapittelet gir en oversikt over transaksjonstekniske forhold knyttet til tilbudet til allmennheten og institusjonelle investorer i Norge. Dersom det er motstrid mellom dette kapittelet og det tilsvarende engelske kapittelet "Terms of the Offering", skal beskrivelsene i kapittelet "Terms of the Offering" gå foran.

Aksjekapitalen per prospektdato

Selskapets aksjekapital er per datoen for dette Prospektet NOK 421.089.120 fordelt på NOK 421.089.120 aksjer, hver pålydende NOK 1. Hver aksje gir rett til en stemme på Selskapets generalforsamling.

Kapitalforhøyelse i forbindelse med Tilbudet

20. april 2006 fattet Selskapets ordinære generalforsamling følgende vedtak:

"Selskapets aksjekapital økes med inntil NOK 73.000.000 ved utstedelse av inntil 73.000.000 aksjer, hver pålydende NOK 1. Tegningskurs for hver aksje skal være fra NOK 25 til NOK 150.

Innenfor de intervaller som er nevnt ovenfor, gis styret fullmakt til å fastsette det antallet aksjer som skal utstedes og tegningskursen. Styret kan også beslutte å dele inn det totale antallet aksjer i forskjellige transjer med forskjellig tegningskurser, slik at et bestemt antall av aksjene kan tegnes til lavere kurser enn de øvrige aksjer. Dette fordi slike aksjer umiddelbart skal videreselges til ikke-institusjonelle tegnere og Selskapets ansatte etter tegning til en noe lavere kurs. Alle aksjene tegnes av tilretteleggerne ABG Sundal Collier Norge ASA og UBS Limited, som vil foreta videresalg av aksjene til slike kjøpere som Selskapet etter råd fra tilretteleggerne beslutter.

Kapitalforhøyelsen, herunder styrets beslutning og tilretteleggernes tegning, skal finne sted mellom 1. mai 2006 og 1. juli 2006. Betaling for tegnede aksjer skal finne sted senest 10 dager etter tegning og ved innbetaling til bankkonto opprettet for formålet etter Styrets nærmere beslutning.

Styret gis fullmakt til å gjøre slike mindre tilpasninger som kapitalforhøyelsen måtte nødvendiggjøre.

Aksjene vil gi rett til utbytte, full stemmerett og andre rettigheter fra det tidspunkt aksjekapitalforhøyelsen er registrert i Foretaksregisteret.

De eksisterende aksjonærenes fortrinnsrett fravikes. Tilretteleggerne tilkommer et honorar på 1,75%, samt et diskresjonært suksesshonorar på opp til 0,4%.

Styret gis fullmakt til å endre selskapets vedtekter slik at disse gjenspeiler de aksjer som blir utstedt som ledd i kapitalforhøyelsen."

Styret vil fastsette pris per aksje i Tilbudet, og allokering av aksjer til den enkelte investor, i vedtak ca 8. mai 2006. Dette vil skje umiddelbart etter utløpet av Tilbudsperioden beskrevet nedenfor, på bakgrunn av mottatte bestillinger på ulike prisnivåer i perioden.

Den 20. april 2006, vedtok styret at Tilbudet skal bestå av 74.600.000 aksjer, hvorav 73.000.000 aksjer vil være nye aksjer utstedt av Selskapet og 1.600.000 aksjer vil være eksisterende aksjer solgt av Rebeljo Invest AS. Selskapets aksjekapital etter Tilbudet vil derfor bli NOK 494.089.120. Styret vedtok deretter det indikative prisintervallet.

Bakgrunnen for Tilbudet er et Selskapet ønsker å oppnå et tilstrekkelig antall nye aksjonærer for å tilfredsstille kravene til å være notert på Oslo Børs, og for å finansiere de formål som er beskrevet under "Use of Proceeds"- kapittelet i Prospektet. På denne bakgrunn er det nødvendig å fravike fortrinnsretten til de eksisterende aksjonærene i forbindelse med Tilbudet.

Tilbudet

Selskapet forventer at Selskapet og enkelte av dets datterselskaper ca 8. mai 2006 vil inngå en tegningsavtale ("Tegningsavtalen"), med ABG Sundal Collier Norge ASA (Munkedamsveien 45 D, 0115 Oslo) og UBS Limited (1 Finsbury Avenue, London EC2M 2PP, United Kingdom), Hovedtilretteleggere og "Joint

Bookrunners" som representanter for Tilretteleggerne, for Tilbudet. ABG Sundal Collier Norge ASA og UBS Limited, DnB NOR Markets og Credit Suisse Securities (Europe) Limited, er tilretteleggere av Tilbudet. På de vilkår og betingelser som fremgår av Tegningsavtalen, forventes hver av Hovedtilretteleggerne hver for seg å tegne seg for 50% av de 73,000,000 Tilbudsaksjene som utstedes av Selskapet i forbindelse med Tilbudet, og hver av Med-tilretteleggerne forventes å garantere for 20% av aksjene som tegnes av en av Hovedtilretteleggerne. Følgende tabell gir en oversikt over Tilretteleggernes garantiforpliktelser:

Tilrettelegger	Antall aksjer
ABG Sundal Collier Norge ASA	29.200.000
UBS Limited	29.200.000
Credit Suisse Securities (Europe) Limited	7.300.000
DnB NOR Markets	7.300.000
Totalt	73.000.000

Tilretteleggerne vil også selge 1.600.000 eksisterende aksjer som blir solgt av Rebeljo Invest AS som en del av Tilbudet. Disse aksjene skal selges fri for en hver heftelse og med samme rettigheter som de nye aksjene som utstedes av Selskapet. Salget av de eksisterende aksjene vil være underlagt de samme forbeholdene som tilbudet og salget av de nylig utstedte aksjene, som beskrevet under "Forbehold for gjennomføring av Tiilbudet" under. Det vil ikke gjøres forskjell på de eksisterende aksjene og de nylig utstedte aksjene i forbindelse med salg og oppgjør for Tilbudsaksjene.

Garantiprovenyet til Tilretteleggerne vil være 1,75% av bruttoprovenyet i Tilbudet, og et diskresjonært suksessproveny på opptil 0,4% av bruttoprovenyet.

Så langt tillatt etter gjeldende rett, fraskriver Tilretteleggerne seg et hvert ansvar overfor bestillere av aksjer i Tilbudet, som Selskapet ikke kan holdes ansvarlig for overfor Tilretteleggerne i forbindelse med deres tegning av Tilbudsaksjene. Samtlige personer som bestiller aksjer i forbindelse med Tilbudet anses å ha akseptert denne ansvarsfraskrivelsen og ha erkjent at muligheten til å fremme krav overfor Selskapet etter registreringen av kapitalforhøyelsen i Foretaksregisteret er svært begrenset i henhold til norsk rett.

Tilbudet består av følgende transjer:

(i) Et Offentlig Tilbud i Norge, forbeholdt en minimumsbestilling på NOK 10.000 og en maksimumsbestilling på NOK 2.000.000 for hver investor. Det vil ikke bli foretatt allokering for mindre enn én børspost. Hva som tilsvarer en børspost vil bli nærmere fastsatt av Oslo Børs etter at Tilbudsprisen blir satt, og vil tilsvare enten 100 eller 200 aksjer. Én børspost vil derfor kunne tilsvare mer enn NOK 10.000. En bestilling av aksjer i det Offentlige Tilbudet på mellom NOK 10.000 og den endelige verdien av én børspost, vil, med mindre noe annet blir angitt på bestillingsblanketten som er vedlagt dette Prospektet som "Appendix B" ("**Bestillingsblanketten**"), bli ansett som en bestilling av én børspost, selv om dette beløpet vil kunne være høyere enn NOK 10.000 (men ikke høyere enn NOK 13.300).

(ii) Et tilbud til de ansatte i Norge og Sverige ("**Tilbudet til de Ansatte**"), forbeholdt en minimumsbestilling på NOK 10.000 og en maksimumsbestilling på NOK 2.000.000 for hver ansatt. Det vil kunne bli foretatt allokering for mindre enn én børspost i Tilbudet til de Ansatte. Hva som tilsvarer en børspost vil bli nærmere fastsatt av Oslo Børs etter at Tilbudsprisen blir satt, og vil tilsvare enten 100 eller 200 aksjer. Én børspost vil derfor kunne tilsvare mer enn NOK 10.000. En bestilling av aksjer i Tilbudet til de Ansatte på mellom NOK 10.000 og den endelige verdien av én børspost, vil, med mindre noe annet blir angitt på bestillingsblanketten for de ansatte vedlagt Prospektet som "Appendix C", bli ansett som en bestilling av én børspost, selv om dette beløpet vil kunne være høyere enn NOK 10.000 (men ikke høyere enn NOK 13.300). Norske og svenske ansatte vil få en rabatt tilsvarende det laveste av NOK 1.500 per ansatt og 20% av Tilbudsprisen. Videre vil Selskapet gi de ansatte en mulighet til å finansiere den første børsposten allokert til dem gjennom forskudd på lønn. De ansatte vil få full allokering opptil NOK 1.000.000 rundet ned til nærmeste børspost. I den grad en bestilling overstiger NOK 1.000.000, vil allokeringsprinsippene være de samme som for bestillinger i det Offentlige Tilbudet.

(iii) Et institusjonelt tilbud til institusjonelle og profesjonelle investorer i Norge, og til institusjonelle investorer utenfor Norge i medhold av Regulation S i amerikansk verdipapirlovgivning, og til

QIBs ("Qualified Institutional Buyer") i USA i medhold av Rule 144A i amerikansk verdipapirlovgivning, med minimumsbestilling på NOK 2.000.001.

(iv) Et tilbud til ledende ansatte i Selskapet (**"Tilbudet til de Ledende Ansatte"**), som hver vil få mulighet til å bestille aksjer 24. april 2006, med full allokering for det bestilte beløp opptil NOK 5.000.000 (rundet ned til nærmeste hele børspost). Maksimal bestillingsbeløp i Tilbudet til de Ledende Ansatte er NOK 5.000.000 per bestiller.

Det er tillatt å foreta flere bestillinger i Tilbudet. Dersom en investor bestiller aksjer både i det Offentlige Tilbudet og i det Institusjonelle Tilbudet, vil investorens samlede bestilling regnes som en bestilling under den institusjonelle transjen. Flere bestillinger i Tilbudet til de Ansatte og Tilbudet til de Ledende Ansatte vil bli behandlet som èn bestilling i relasjon til rabatten til de ansatte og maksimum bestillingsnivå.

Selskapet har foreløpig antatt at ca 10% av aksjene i Tilbudet vil bli reservert for det Offentlige Tilbudet, og opptil 12% vil bli reservert for Tilbudet til de Ansatte og Tilbudet til de Ledende Ansatte. Den endelige allokeringen av aksjer til de ulike transjene vil bli besluttet etter at tilbudsperioden er avsluttet, på bakgrunn av bestillingsnivået i de ulike transjene, relativt til det totale bestillingsnivået for Tilbudet.

Tilbudsperioden/budgivningsprosessen for Tilbudet vil, med mindre annet er angitt nedenfor, vare fra og med 24. april 2006 til og med 8. mai 2006 (**"Tilbudsperioden"**). Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge Tilbudsperioden når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i Det Offentlige Tilbudet og i det Institusjonelle Tilbudet, samlet eller i den enkelte transje. Enhver slik endring av Tilbudsperioden vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem på eller før 5. mai 2006 klokken 09.00. En forlengelse vil bare gjøres en gang, og bare inntil 15. mai 2006 klokken 15.00. Dersom Tilbudsperioden forlenges vil dato for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende forlenget.

Selskapet i samarbeid med Tilretteleggerne har satt et indikativt prisintervall mellom NOK 69 og NOK 88 per aksje. Dersom prisen blir satt til midtpunktet innenfor dette intervallet, vil Tilbudet bestå av en samlet sum på ca NOK 5.9 milliarder. Budgivnings-prosessen som vil danne grunnlaget for fastsettelsen av Tilbudsprisen vil bare bli foretatt gjennom det Institusjonelle Tilbudet.

Tegningsavtalen forventes å inneholde enkelte betingelser for Tilretteleggernes pro rata ansvar i henhold til avtalen. Selskapet forventer imidlertid at dets aksjer skal kunne handles på "if and when issued"-basis, fra og med 9. mai 2006, som nærmere beskrevet under. Når "if and when issued"- handelen påbegynnes, vil Hovedtilretteleggerne kun ha rett til å terminere avtalen, fra det tidspunkt Tegningsavtalen er undertegnet, dersom et av følgende forhold (hvert enkelt et force majeure forhold) inntreffer:

(i) En suspensjon eller vesentlig begrensing av handel med verdipapirer generelt på Oslo Børs, New York Stock Exchange eller London Stock Exchange;

(ii) Et generelt moratorium for kommersielle bankaktiviteter erklært av de føderale, statlige eller lokale myndigheter i Norge, USA, Storbritannia eller et hvert annet medlem av EU, eller et vesentlig sammenbrudd i kommersiell bankkhandel eller verdipapiroppgjør eller clearingtjenester i Norge, USA, Storbritannia eller i et hvert annet medlem av EU;

(iii) (A) Et utbrudd eller eskalering av fiendtligheter eller terroristhandlinger som involverer Norge, USA, Storbritannia eller i et hvert annet medlem av EU eller en erklæring fra Norge USA, Storbritannia eller et hvert annet medlem av EU om nasjonal unntakstilstand eller krig; eller (B) en hver annen katastrofe eller krise, eller en vesentlig negativ forandring i den finansielle, politiske eller økonomiske stillingen i Norge, USA, Storbritannia eller et hvert annet medlem av EU, eller et annet sted dersom effekten av de forhold som er beskrevet i dette punkt (iv), gjør det umulig å gjennomføre Tilbudet på de vilkår og på den måte som er beskrevet i dette Prospektet.

Med mindre Tegningsavtalen har blitt terminert som følge av de forhold som er nevnt over, forventer Selskapet at Hovedtilretteleggerne den 11. mai 2006, hver for seg vil tegne og betale for alle aksjene som utstedes av Selskapet, som Tilretteleggerne forventer å levere ca 12. mai 2006 i det Institusjonelle Tilbudet,

og ca 11. mai 2006 i det Offentlige Tilbudet, Tilbudet til de Ansatte og Tilbudet til de Ledende Ansatte. Dersom Tegningsavtalen blir terminert, vil all handel med Selskapets aksjer på Oslo Børs bli kansellert.

Det Institusjonelle Tilbudet

Tilbudsprisen og tilbudsprosessen

Som beskrevet over, har Selskapet og Tilretteleggerne satt et indikativt prisintervall for Tilbudet på mellom NOK 69 og NOK 88 per aksje. Tilretteleggerne og Selskapet vil fastsette prisen på bakgrunn av antall bestillinger i Tilbudsperioden i det Institusjonelle Tilbudet, når Tilretteleggerne kjenner investorinteressen for Selskapets aksjer. Den endelige Tilbudsprisen fastsettes etter Selskapets frie skjønn, og vil kunne settes under eller over det indikative prisintervallet. Investorer i det Institusjonelle Tilbudet vil være bundet av sine bestillinger uavhengig av hva Selskapet beslutter at den endelige Tilbudsprisen skal være.

Tilbudsprisen vil bli annonsert ved en børsmelding til Oslo Børs, som forventes sendt før åpning av handel med Selskapets aksjer på Oslo Børs ca. 9. mai 2006.

Enhver muntlig bestilling vil være bindende for investoren, og vil være underlagt de samme vilkår som en skriftlig bestilling. Tilretteleggerne kan når som helst, og etter eget fritt skjønn, kreve at investoren bekrefter en muntlig bestilling skriftlig. Bestillinger kan når som helst kanselleres eller endres av investoren frem til utløpet av Tilbudsperioden. Etter utløpet av Tilbudsperioden vil alle bestillinger som ikke er kansellert eller endret være bindende og ugjenkallelige for den enkelte investor.

Bestillingssteder

ABG Sundal Collier

Munkedamsveien 45 D
Postboks 1444 Vika
0115 Oslo
Norge

Telefon: +47 22 01 60 00
Faks: +47 22 01 60 62

UBS Investment Bank

1 Finsbury Avenue
London
EC2M 2PP
Storbritannia

Telefon: +44 207 567 8000
Faks: +44 207 568 4800

Credit Suisse

One Cabot Square
London
E14 4QJ
Storbritannia

Telefon: +44 207 888 8888
Faks: +44 207 888 1600

DnB NOR Markets

Stranden 21
0021 Oslo
Norge

Telefon: +47 22 94 88 80
Faks: +47 22 48 29 80

Allokeringsdato, betaling og levering av allokerte aksjer

Tilretteleggerne forventer å sende ut melding om allokering i det Institusjonelle Tilbudet ca 9. mai 2006.

Betaling for allokerte aksjer i det Institusjonelle Tilbudet vil skje mot levering av aksjer i en såkalt "DVP" transaksjon i VPS. Levering og betaling for allokerte aksjer i Tilbudet vil finne sted ca. 12.mai 2006. Betaling mot levering av aksjer i det Institusjonelle Tilbudet vil bli muliggjort ved at Hovedtilretteleggerne tegner og betaler for Tilbudsaksjene som utstedes av Selskapet, slik at Selskapet kan registrere kapitalforhøyelsen i Foretaksregisteret ca 11. mai 2006, tidsnok til at oppgjør kan finne sted 12. mai 2006.

Ved forsinket betaling vil det påløpe forsinkelsesrente lik den til enhver tid gjeldende forsinkelsesrente i henhold til forsinkelsesrenteloven av 17. desember 1976 nr. 100, per dato for dette Prospektet, 9,25% per år. Dersom betaling ikke skjer ved forfall, vil investoren ikke motta aksjer. Tilretteleggerne forbeholder seg retten til, for investorens regning og risiko, å kansellere bestillingen, og til å reallokere eller på annen måte disponere over de allokerte aksjene på slike vilkår og på slik måte som Tilretteleggerne måtte ønske i

samsvar med norsk rett. Den opprinnelige investoren forblir ansvarlig for å betale Tilbudsprisen, samt eventuelle renter, gebyrer, og kostnader som påløper, og Selskapet og Tilretteleggerne vil kunne tvangsinndrive et hvert slikt utestående beløp.

Aksjene i det Institusjonelle Tilbudet er forventet å kunne handles på hovedlisten til Oslo Børs på "if and when issued" basis, fra og med 9. mai 2006, med forbehold for at Tegningsavtalen ikke blir terminert som følge av at de "force majeure" forhold som nevnt over har inntruffet. Dersom et slikt forhold skulle inntreffe før 11. mai 2006 klokken 12.00 (norsk tid) og Hovedtilretteleggerne som følge av dette terminerer Tegningsavtalen vil enhver handel med aksjene på Oslo Børs bli kansellert.

Det Offentlige Tilbudet

Tilbudsprisen

Tilbudsprisen for aksjer solgt til allmennheten vil i utgangspunktet være den samme som i Det Institusjonelle Tilbudet. Selskapet forventer at styret i Oslo Børs vil kreve at det har mer enn 3.000 børsposteiere, for å kompensere for manglende oppfyllelse av Oslo Børs' krav om 25% fri flyt. For å sikre tilstrekkelig spredning av Selskapets aksjer vil alle investorene i det Offentlige Tilbudet få en rabatt på 10% per aksje (i forhold til den endelige Tilbudsprisen) for aksjer i den første børsposten allokert til den enkelte investor.

Hver investor i Det Offentlige Tilbudet vil være berettiget til, men ikke forpliktet til, å indikere på bestillingsblanketten at investoren ikke ønsker å bestille aksjer dersom Tilbudsprisen settes høyere enn det indikerte prisintervallet beskrevet i "Tilbudet" over. Dersom den enkelte investor velger å legge inn et slikt forbehold i bestillingsblanketten vil investoren ikke bli tildelt aksjer dersom Tilbudsprisen blir satt høyere enn det indikerte prisintervallet. Dersom investoren ikke tar et slikt forbehold i bestillingsblanketten vil bestillingen være bindende uansett om Tilbudsprisen settes innenfor, under eller over det indikerte prisintervallet, så lenge Tilbudsprisen er fastsatt på basis av de bestillinger som er gjort i Tilbudsperioden som beskrevet i "Det Institusjonelle Tilbudet" over.

Tilbudsperioden

Tilbudsperioden i Det Offentlige Tilbudet vil vare fra og med 24. april 2006 til og med 8. mai 2006 klokken 12.00. Alle bestillinger må gjøres på Bestillingsblanketten vedlagt Prospektet som "Appendix C". Bestillingsblanketter og dette Prospektet kan fås på Selskapets kontor eller på bestillingsstedene. Norske bestillere i Det Offentlige Tilbudet kan også bestille aksjer på Internet på www.rec-aksjen.no eller www.recaksjen.no.

Bestillingsblanketter som ikke er komplette eller ikke er korrekt utfylt, eller som ikke er bestillingsstedene i hende innen utløpet av Tilbudsperioden, vil kunne bli sett bort fra uten nærmere varsel. Riktig utfylte bestillingsblanketter må være bestillingskontoret i hende innen 8. mai 2006 klokken 12.00.

Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge Tilbudsperioden når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i Det Offentlige Tilbudet og i det Institusjonelle Tilbudet, samlet eller i den enkelte transje. Enhver slik endring av Tilbudsperioden vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem, på eller før 5. mai 2006 klokken 09.00. En forlengelse vil bare gjøres en gang, og bare inntil 15. mai 2006 klokken 12.00. Dersom Tilbudsperioden forlenges vil datoen for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende forlenget. Alle bestillinger i Det Offentlige Tilbudet vil være ugjenkallelige og bindende for den enkelte investor når en komplett utfylt bestillingsblankett er mottatt av et bestillingssted, uavhengig av en forlengelse av Tilbudsperioden.

Bestillingssteder

Bestillingssteder i Det Offentlige Tilbudet er:

ABG Sundal Collier	**DnB NOR Markets**
Munkedamsveien 45 D *Postboks 1444 Vika* *0115 Oslo* *Norge*	*Stranden 21* *0021 Oslo* *Norge*
Telefon: +47 22 01 60 00 *Faks: +47 22 01 60 62*	*Telefon: +47 22 94 88 80* *Faks: +47 22 48 29 80*

Allokeringsdato

Tilretteleggerne forventer å sende ut melding om allokering i Det Offentlige Tilbudet ca 9. mai 2006. Enhver investor som ønsker å vite det eksakte antall aksjer han er tildelt kan kontakte et av bestillingsstedene fra og med morgenen 9.mai 2006. Investorer som har tilgang til investeringstjenester ved en institusjon som opererer investorens VPS konto, skal kunne sjekke antall aksjer som er tildelt fra og med 9. mai 2006.

Betaling for allokerte aksjer

Ved å underskrive bestillingsblanketten, vil hver bestiller i Det Offentlige Tilbudet gi ABG Sundal Collier og DnB NOR Markets fullmakt til trekke et beløp fra bestillerens oppgitte bankkonto som tilsvarer den totale prisen for det antall aksjer bestilleren har blitt tildelt. Bestillerens bankkonto må således fylles ut på bestillingsblanketten. Bestillere som ikke har norsk bankkonto må kontakte et av bestillingsstedene. Det vil bli foretatt et trekk fra bankkontoen ca 10. mai 2006, og det må derfor være tilstrekkelige midler på den oppgitte kontoen fra og med 9. mai 2006. Ethvert proveny mottatt vil bli overført til en sperret konto i Selskapets navn inntil kapitalforhøyelsen er registrert i Foretaksregisteret.

Skulle det vise seg ikke å være tilstrekkelige midler på investorens konto eller skulle betalingen bli forsinket av annen årsak, eller det ikke er mulig å trekke et beløp fra den oppgitte kontoen, vil det påløpe forsinkelsesrente lik den til enhver tid gjeldende forsinkelsesrente i henhold til forsinkelsesrenteloven av 17. desember 1976 nr. 100, per dato for dette Prospektet 9,25% per år. ABG Sundal Collier og DnB NOR Markets forbeholder seg retten til å trekke på kontoen opptil tre ganger innen 22. mai 2006, hvis det viser seg at det ikke er tilstrekkelige midler på den oppgitte kontoen på forfallsdagen. Dersom betaling ikke skjer ved forfall (det vil si den 10. mai 2006), vil investoren ikke motta aksjer. ABG Sundal Collier og DnB NOR Markets forbeholder seg retten til, for investorens regning og risiko, å kansellere bestillingen, og til å reallokere eller på annen måte disponere over de allokerte aksjene på slike vilkår og på slik måte som ABG Sundal Collier og DnB NOR Markets måtte ønske i samsvar med norsk rett. Den opprinnelige investoren forblir ansvarlig for å betale for de bestilte aksjene, samt eventuelle renter, gebyrer, og kostnader som påløper, og Tilretteleggerne vil kunne tvangsinndrive et hvert slikt utestående beløp i samsvar med norsk rett.

Leveranse og handel med aksjene

Med forbehold for at det er mottatt betaling for allokerte aksjer, er det forventet at levering av aksjene allokert i det Offentlige Tilbudet vil skje på kvelden den 11. mai 2006. Dette vil bli muliggjort ved at Tilretteleggerne tegner og betaler for Tilbudsaksjene som utstedes av Selskapet, slik at Selskapet kan registrere kapitalforhøyelsen i Foretaksregisteret ca 11. mai 2006, tidsnok til at oppgjør kan finne sted på kvelden den 11. mai 2006.

Aksjene allokert i Det Offentlige Tilbudet er forventet å kunne handles på hovedlisten til Oslo Børs på "if and when issued" basis, fra og med 9. mai 2006, med forbehold for at Tegningsavtalen ikke blir terminert som følge av at de "force majeure" forhold som nevnt over har inntruffet. Dersom et slikt forhold skulle inntreffe før 11. mai 2006 klokken 12.00 (norsk tid) og Hovedtilretteleggerne som følge av dette terminerer Tegningsavtalen vil enhver handel med aksjene på Oslo Børs bli kansellert. Aksjer kan ikke omsettes over internett før fysisk levering har skjedd.

Investorer som selger aksjer fra og med 9. mai 2006, må forsikre seg om at betaling for aksjene gjennomføres på det angitte tidspunkt over. Følgelig må enhver investor som ønsker å selge sine aksjer før de er fysisk levert, sørge for at betaling skjer innen forfallstidspunktet for at aksjene skal kunne leveres i tide til en ny kjøper.

Tilbudet til de Ansatte

Tilbudsprisen

Tilbudsprisen for aksjene solgt til Selskapets ansatte i Norge og Sverige vil være den samme som i Det Institusjonelle Tilbudet, dog slik at Selskapets norske og svenske ansatte vil bli tilbudt en rabatt på 20% av Tilbudsprisen, opptil NOK 1.500 per ansatt for den samlede Tilbudsprisen for Tilbudsaksjene som allokeres til dem. For en kort beskrivelse av de norske skatteeffektene av en slik rabatt, se "*Taxation*" i Prospektet.

Hver investor i Tilbudet til de Ansatte vil være berettiget til, men ikke forpliktet til, å indikere på bestillingsblanketten at investoren ikke ønsker å bestille aksjer dersom Tilbudsprisen settes høyere enn det indikerte prisintervallet beskrevet i "Tilbudet" over. Dersom den enkelte investor velger å legge inn et slikt forbehold i bestillingsblanketten vil investoren ikke bli tildelt aksjer dersom Tilbudsprisen blir satt høyere enn det indikerte prisintervallet. Dersom investoren ikke tar et slikt forbehold i bestillingsblanketten vil bestillingen være bindende uansett om Tilbudsprisen settes innen, under eller over det indikerte prisintervallet, så lenge Tilbudsprisen er fastsatt på basis av de bestillinger som er gjort i Tilbudsperioden som beskrevet i "Det Institusjonelle Tilbudet" over.

Tilbudsperioden

Tilbudsperioden i Tilbudet til de Ansatte vil vare fra og med 24. april 2006 til og med 5. mai 2006 klokken 12.00 (norsk tid). Alle bestillinger må gjøres på bestillingsblanketten for de ansatte vedlagt Prospektet som "Appendix D". Bestillingsblanketter og dette Prospektet kan fås på Selskapets kontor eller på bestillingsstedene.

Bestillingsblanketter som ikke er komplette eller ikke er korrekt utfylt, eller som ikke er bestillingsstedene i hende innen utløpet av tilbudsperioden i Tilbudet til de Ansatte, vil kunne bli sett bort fra uten nærmere varsel. Riktig utfylte bestillingsblanketter må være bestillingskontoret i hende innen 5. mai 2006 klokken 12.00 (norsk tid).

Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge tilbudsperioden i Tilbudet til de Ansatte når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i Det Offentlige Tilbudet og i det Institusjonelle Tilbudet, samlet eller i den enkelte transje. Enhver slik endring av tilbudsperioden i Tilbudet til de Ansatte vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem, på eller før 5. mai 2006 klokken 09.00 (norsk tid). En forlengelse vil bare gjøres en gang, og bare inntil 12. mai 2006 klokken 12.00 (norsk tid). Dersom tilbudsperioden i Tilbudet til de Ansatte forlenges vil datoen for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende forlenget. Alle bestillinger i Det Offentlige Tilbudet vil være ugjenkallelige og bindende for den enkelte investor når en komplett utfylt bestillingsblankett er mottatt av et bestillingssted, uavhengig av en forlengelse av tilbudsperioden i Tilbudet til de Ansatte.

Bestillingssted

Bestillingssted i Tilbudet til de Ansatte er:

DnB NOR Markets

Stranden 21
0021 Oslo

Telefon: +47 22 94 88 80
Faks: +47 22 48 29 80

Allokeringsdato

Tilretteleggerne forventer å sende ut melding om allokering i Tilbudet til de Ansatte ca 9. mai 2006. Enhver investor som ønsker å vite det eksakte antall aksjer han er tildelt kan kontakte et av bestillingsstedene fra og med morgenen 9.mai 2006. Investorer som har tilgang til investeringstjenester ved en institusjon som opererer investorens VPS konto, skal kunne sjekke antall aksjer som er tildelt fra og med 9. mai 2006.

Betaling for allokerte aksjer

Ved å underskrive bestillingsblanketten, vil hver bestiller i Tilbudet til de Ansatte gi DnB NOR Markets fullmakt til trekke et beløp fra bestillerens oppgitte bankkonto som tilsvarer den totale prisen for det antall aksjer bestilleren har bli tildelt. Bestillerens bankkonto må således fylles ut på bestillingsblanketten. Bestillere som ikke har norsk bankkonto må kontakte bestillingsstedet. Det vil bli foretatt et trekk fra bankkontoen ca 10. mai 2006, og det må derfor være tilstrekkelige midler på den oppgitte kontoen fra og med 9. mai 2006. Ethvert proveny mottatt vil bli overført til en sperret konto i Selskapets navn inntil kapitalforhøyelsen er registrert i Foretaksregisteret.

Skulle det vise seg ikke å være tilstrekkelige midler på investorens konto eller skulle betalingen bli forsinket av annen årsak, eller det ikke er mulig å trekke et beløp fra den oppgitte kontoen, vil det påløpe forsinkelsesrente lik den til enhver tid gjeldende forsinkelsesrente i henhold til forsinkelsesrenteloven av 17. desember 1976 nr. 100, per dato for dette Prospektet 9,25% per år. DnB NOR Markets forbeholder seg retten til å trekke på kontoen opptil tre ganger innen 22.mai 2006, hvis det viser seg at det ikke er tilstrekkelige midler på den oppgitte kontoen på forfallsdagen. Dersom betaling ikke skjer ved forfall (det vil si den 10. mai 2006), vil investoren ikke motta aksjer. DnB NOR Markets forbeholder seg retten til, for investorens regning og risiko, å kansellere bestillingen, og til å reallokere eller på annen måte disponere over de allokerte aksjene på slike vilkår og på slik måte som DnB NOR Markets måtte ønske i samsvar med norsk rett. Den opprinnelige investoren forblir ansvarlig for å betale for de bestilte aksjene, samt eventuelle renter, gebyrer, og kostnader som påløper, og Tilretteleggerne vil kunne tvangsinndrive et hvert slikt utestående beløp i samsvar med norsk rett.

Leveranse og handel med aksjene

Med forbehold for at det er mottatt betaling for allokerte aksjer, er det forventet at levering av aksjene allokert i Tilbudet vil skje på kvelden den 11. mai 2006. Dette vil bli muliggjort ved at Hovedtilretteleggerne tegner og betaler for Tilbudsaksjene som utstedes av Selskapet, slik at Selskapet kan registrere kapitalforhøyelsen i Foretaksregisteret ca 11. mai 2006, tidsnok til at oppgjør kan finne sted på kvelden den 11. mai 2006.

Aksjene allokert i Det Offentlige Tilbudet er forventet å kunne handles på hovedlisten til Oslo Børs på "if and when issued" basis, fra og med 9. mai 2006, med forbehold for at Tegningsavtalen ikke blir terminert som følge av at de "force majeure" forhold som nevnt over har inntruffet. Dersom et slikt forhold skulle inntreffe før 11. mai 2006 klokken 12.00 (norsk tid) og Hovedtilretteleggerne som følge av dette terminerer Tegningsavtalen vil enhver handel med aksjene på Oslo Børs bli kansellert. Aksjer kan ikke omsettes over internett før fysisk levering har skjedd.

Investorer som selger aksjer fra og med 9 mai 2006, må forsikre seg om at betaling for aksjene gjennomføres på det angitte tidspunkt over. Følgelig må enhver investor som ønsker å selge sine aksjer før de er fysisk levert, sørge for at betaling skjer innen forfallstidspunktet for at aksjene skal kunne leveres i tide til en ny kjøper.

Tilbudet til de Ledende Ansatte

Tilbudsprisen

Tilbudsprisen for aksjer solgt i Tilbudet til de Ledende Ansatte vil være den samme som i Det Institusjonelle Tilbudet.

Bestillere i Tilbudet til de Ledende Ansatte vil bli gitt full allokering for det bestilte beløp, opptil maksimalt NOK 5.000.000 (rundet ned til nærmeste hele børspost), men det kan ikke tas forbehold om en maksimal Tilbudspris. Maksimal bestilling i Tilbudet til de Ledende Ansatte vil være NOK 5.000.000 per ledende ansatt.

Tilbudsperioden

Tilbudsperioden i Tilbudet til de Ledende Ansatte vil vare fra og med 09.00 til og med 17.00 den 24. april 2006. Alle bestillinger må gjøres på bestillingsblanketten vedlagt Prospektet som "Appendix E". Bestillinger kan ikke gjøre over Internet.

Bestillingsblanketter som ikke er komplette eller ikke er korrekt utfylt, eller som ikke er bestillingsstedene i hende innen utløpet av tilbudsperioden for de Ledende Ansatte, vil kunne bli sett bort fra uten nærmere varsel.

Alle bestillinger som gjøres i Tilbudet til de Ledende Ansatte vil være ugjenkallelige og bindende når et av bestillingsstedene nevnt nedenfor mottar en komplett og riktig utfylt bestillingsblankett.

Bestillingssted

Bestillingssted i Tilbudet til de Ledende Ansatte er:

ABG Sundal Collier

Munkedamsveien 45 D
P.O. Box 1444 Vika
NO-0115 Oslo
Norge

Telefon: +47 22 01 60 00
Faks: +47 22 01 60 62

UBS Investment Bank

1 Finsbury Avenue
London
EC2M 2 PP
United Kingdom

Telefon: +44 20 7567 8000
Faks: +44 20 7568 4800

Allokeringsdato

Tilretteleggerne forventer å sende ut melding om allokering i Tilbudet til de Ledende Ansatte ca 9. mai 2006. Enhver investor som ønsker å vite det eksakte antall aksjer han er tildelt kan kontakte et av bestillingsstedene fra og med morgenen 9.mai 2006. Investorer som har tilgang til investeringstjenester ved en institusjon som opererer investorens VPS konto, skal kunne sjekke antall aksjer som er tildelt fra og med 9. mai 2006.

Betaling for allokerte aksjer

Ved å underskrive bestillingsblanketten, vil hver bestiller i Tilbudet til de Ledende Ansatte gi ABG Sundal Collier fullmakt til trekke et beløp fra bestillerens oppgitte bankkonto som tilsvarer den totale prisen for det antall aksjer bestilleren har bli tildelt. Bestillerens bankkonto må således fylles ut på bestillingsblanketten. Bestillere som ikke har norsk bankkonto må kontakte et av bestillingsstedene. Det vil bli foretatt et trekk fra bankkontoen ca 10. mai 2006, og det må derfor være tilstrekkelige midler på den oppgitte kontoen fra og med 9. mai 2006. Ethvert proveny mottatt vil bli overført til en sperret konto i Selskapets navn inntil kapitalforhøyelsen er registrert i Foretaksregisteret.

Skulle det vise seg ikke å være tilstrekkelige midler på investorens konto eller skulle betalingen bli forsinket av annen årsak, eller det ikke er mulig å trekke et beløp fra den oppgitte kontoen, vil det påløpe forsinkelsesrente lik den til enhver tid gjeldende forsinkelsesrente i henhold til forsinkelsesrenteloven av 17. desember 1976 nr. 100, per dato for dette Prospektet 9,25% per år. ABG Sundal Collier forbeholder seg retten til å trekke på kontoen opptil tre ganger innen 22.mai 2006, hvis det viser seg at det ikke er tilstrekkelige midler på den oppgitte kontoen på forfallsdagen. Dersom betaling ikke skjer ved forfall (det vil si den 10. mai 2006), vil investoren ikke motta aksjer. ABG Sundal Collier forbeholder seg retten til, for investorens regning og risiko, å kansellere bestillingen, og til å reallokere eller på annen måte disponere over de allokerte aksjene på slike vilkår og på slik måte som ABG Sundal Collier måtte ønske i samsvar med norsk rett. Den opprinnelige investoren forblir ansvarlig for å betale for de bestilte aksjene, samt eventuelle renter, gebyrer, og kostnader som påløper, og Tilretteleggerne vil kunne tvangsinndrive et hvert slikt utestående beløp i samsvar med norsk rett.

Leveranse og handel med aksjene

Med forbehold for at det er mottatt betaling for allokerte aksjer, er det forventet at levering av aksjene allokert i Tilbudet vil skje på kvelden den 11. mai 2006. Dette vil bli muliggjort ved at Hovedtilretteleggerne tegner og betaler for Tilbudsaksjene som utstedes av Selskapet, slik at Selskapet kan registrere kapitalforhøyelsen i Foretaksregisteret ca 11. mai 2006, tidsnok til at oppgjør kan finne sted på kvelden den 11. mai 2006.

Aksjene allokert i Tilbudet til de Ledende Ansatte er forventet å kunne handles på hovedlisten til Oslo Børs på "if and when issued" basis, fra og med 9. mai 2006, med forbehold for at Tegningsavtalen ikke blir terminert som følge av at de "force majeure" forhold som nevnt over har inntruffet. Dersom et slikt forhold skulle inntreffe før 11. mai 2006 klokken 12.00 (norsk tid) og Hovedtilretteleggerne som følge av dette terminerer Tegningsavtalen vil enhver handel med aksjene på Oslo Børs bli kansellert. Aksjer kan ikke omsettes over internett før fysisk levering har skjedd.

Forskjell mellom Tilbudsprisen og pris til tilknyttede personer

Selskapet forventer at Tilbudsprisen vil være vesentlig høyere enn den pris som er betalt per aksje av enkelte personer tilknyttet Selskapet det siste året. Mer spesifikt;

- Den 8. juli 2005 utstedte Selskapet 26.000 og 50.440 nye aksjer til henholdsvis Hafslund Venture og Good Energies Investments, til en pris per aksje på NOK 250 (før 20 til 1 aksjesplitten som ble foretatt 21. april 2006) i forbindelse med overtakelsen av SiTech AS;

- Den 23 august 2005, utstedte Selskapet 25.000 nye aksjer til Erik Thorsen til en pris per aksje på NOK 200 (før 20 til 1 aksjesplitten som ble foretatt 21. april 2006) i forbindelse med hans tiltredelse som administrerende direktør i Selskapet

- Den 9. september 2005 utstedte Selskapet 200.000 aksjer til Elkem AS til en pris per aksje på NOK 145 (før 20 til 1 aksjesplitten som ble foretatt 21. april 2006) i forbindelse med utøvelsen av en opsjon gitt Elkem i 2004.

Allokeringsmekanisme

I det Institusjonelle Tilbudet vil Selskapet i samarbeid med Tilretteleggerne beslutte allokering av aksjene. Et viktig aspekt i allokeringsprinsippene er ønsket om å danne en langsiktig aksjonærstruktur for Selskapet. Allokeringsprinsippene vil, i samsvar med vanlig praksis for institusjonelle plasseringer, innbefatte faktorer som deltagelse i "road show" og markedsføringstiltak og tilbakemelding, ordrerekkefølgen, prisnivået, den relative ordestørrelsen, sektorkunnskapen, investeringshistorien, antatt investorkvalitet og investeringshorisont. Selskapet og Tilretteleggerne forbeholder seg også retten til å vurdere kredittverdigheten til den enkelte investor, etter deres frie skjønn. Selskapet og Tilretteleggerne forbeholder seg retten til å sette en maksimumsgrense for allokering, eller velge å ikke å allokere aksjer til noen bestillere.

I Det Offentlige Tilbudet, vil ingen allokering skje for et antall aksjer under en børspost. Dersom Tilbudsprisen settes over NOK 66, 50, vil antall aksjer som utgjør en børspost være 100, hvis ikke, vil en børspost utgjøre 200. Alle allokeringer vil bli rundet ned til den nærmeste hele børspost. I tilfelle overbestilling, vil Selskapet forsøke å sørge for at alle bestillere får et antall aksjer som minst tilsvarer en samlet verdi lik NOK 100.000. Mindre bestillinger vil derfor kunne få tildelt en relativt større andel en større bestillinger. Uavhengig av det foregående, forbeholder Selskapet og Tilretteleggerne seg retten til å allokere aksjer á en børspost på vilkårlig vis ved bruk av VPS simuleringsprosedyrer. Selskapet forbeholder seg retten til å begrense det totale antall investorer som tildeles aksjer dersom dette finnes nødvendig for å holde antall aksjonærer i Selskapet på et hensiktsmessig nivå og dette ikke medfører at Oslo Børs' krav til minimum antall aksjeeiere ikke oppfylles. Skulle Selskapet beslutte å begrense antall investorer som får tildelt aksjer i Tilbudet, vil avgjørelsen av hvilke bestillere som får tildeling, avgjøres tilfeldig ved bruk av en VPS simuleringsmetode.

Investorene i Tilbudet til de Ansatte vil få full tildeling opptil NOK 1.000.000, rundet ned til nærmeste hele børspost. Enhver bestilling over NOK 1.000.000 vil bli allokert på samme måte som i Det Offentlige Tilbudet.

I Tilbudet til de Ledende Ansatte, vil Selskapets ledende ansatte få full allokering for bestillinger opptil NOK 5.000.000 (rundet ned til nærmeste hele børspost). Maksimal bestilling i Tilbudet til de Ledende Ansatte er NOK 5.000.000 per bestiller.

Forbehold for gjennomføring av Tilbudet

Den 27. mars 2006 sendte Selskapet søknad til Oslo Børs om notering av Selskapets aksjer på hovedlisten til Oslo Børs. Det er ikke sendt søknad om notering på noen annen børs eller annet regulert marked. Prospektet er godkjent av Oslo Børs, som vil vurdere Selskapets søknad. Oslo Børs forventes å ta stilling til Selskapets søknad på børsstyremøtet 27. april 2006. Selskapet forventer at Oslo Børs vil kreve at det skal ha mer enn 3.000 børsposteiere, som kompensasjon for manglende oppfyllelse av Oslo Børs krav om 25% fri flyt.

Tilbudet fremsatt på de vilkår som fremgår av dette Prospektet er gitt med utrykkelig forbehold om at Oslo Børs godkjenner Selskapets søknad på vilkår som er akseptable for Selskapet og at de vilkår børsen eventuelt stiller for en notering oppfylles før eller ved gjennomføring av Tilbudet. Det kan imidlertid ikke gis noen garanti for at Oslo Børs godkjenner søknaden eller at eventuelle vilkår oppfylles. Selskapet vil sende ut en pressemelding og børsmelding umiddelbart etter at Oslo Børs har meddelt Selskapet om avgjørelsen, som forventes å ville skje 27. april 2006. Forutsatt at Oslo Børs godkjenner Selskapets søknad, er det forventet at Selskapets aksjer vil noteres på hovedlisten på Oslo Børs på "if and when issued" basis fra ca 9. mai 2006. Aksjene forventes å kunne handles på Oslo Børs i børsposter på enten 100 eller 200 aksjer under tickerkoden "REC".

Tilbudet vil bli kansellert dersom Oslo Børs ikke godkjenner Selskapets søknad, eller de vilkår som settes av Oslo Børs ikke oppfylles før eller ved gjennomføringen av Tilbudet.

Gjennomføring av Tilbudet på de vilkår som fremgår av dette Prospektet er ellers bare betinget av (i) at Selskapet godkjenner Tilbudsprisen og allokeringen av aksjene til kvalifiserte investorer etter utløpet av Tilbudsperioden, (ii) at det er foretatt bestilling for alle Tilbudsaksjene til Tilbudsprisen, (iii) at Selskapet, dets datterselskaper og Tilretteleggerne har inngått Tegningsavtalen umiddelbart etter Tegningsperioden for det Institusjonelle Tilbudet, (iv) at betingelsene for gjennomføringen av Tegningsavtalen blir oppfylt, herunder at det ikke forekommer noen "force majeure" forhold forut for det tidspunkt Tilretteleggerne tegner. Det kan ikke gis noen garanti for at disse betingelsene blir oppfylt.

Overtildeling og stabilisering

Det vil ikke bli noen overtildeling, og derfor heller ingen stabiliseringsaktiviteter gjennomført av Tilretteleggerne, i forbindelse med Tilbudet.

Handelsmarked og salgsforbud

Selskapets aksjer er søkt notert på Oslo Børs fra og med 9. mai 2006. Forut for Tilbudet, er Selskapets aksjer ikke omsatt på noe regulert marked. Selskapet og Tilretteleggerne kan ikke garantere at det vil kunne opprettes eller opprettholdes et likvid marked for Selskapets aksjer. Prisene som oppnås for Selskapets aksjer etter Tilbudet vil kunne være lavere enn Tilbudsprisen. Tilbudsprisen blir satt av Selskapet og Tilretteleggerne, på bakgrunn av ordre plassert i Tilbudsperioden, og vil ikke nødvendigvis ha sammenheng med den prisen som oppnås i perioden etter at Tilbudet er gjennomført.

Hver av Selskapet, Good Energies Investments BV, Elkem AS og Hafslund Venture AS, Selskapets styremedlemmer og hver av Selskapets ledende ansatte som er nevnt i Prospektet, har forpliktet seg til, med svært begrensede unntak, i en periode på 180 dager, å ikke uten forhåndssamtykke fra Hovedtilretteleggerne (utstede, selge eller på annen måte avhende aksjer (eller finansielle instrumenter som kan konverteres i aksjer) (ii) inngå noen form for transaksjon (herunder noen form for avledede transaksjoner) som har en økonomisk virkning lik et salg (iii) offentlig kunngjøre intensjoner om å gjennomføre slike transaksjoner som er beskrevet i (i) eller (ii). Dersom de eksisterende aksjonærene selger sine aksjer etter at denne perioden utløper, vil det kunne ha en vesentlig negativ innvirkning på prisen av Selskapets aksjer.

Utgifter og Tilretteleggernes tilknytning til Selskapet

Selskapets utgifter i forbindelse med Tilbudet vil bli betalt i kontanter og er estimert til å bli på mellom NOK 110 millioner og NOK 160 millioner.

Utgiftene vil bli fratrukket provenyet fra Tilbudet, før det overføres til Selskapets overkursfond.

Ingen kostnader skal dekkes av den enkelte investor, med unntak av prisen for aksjene.

Den følgende tabellen viser Tilretteleggernes proveny, per aksje og totalt, som Selskapet skal betale med en Tilbudspris på NOK 78,50 (middelverdien av prisintervallet som er angitt på forsiden av Prospektet):

Per Aksje	NOK 1,37
Totalt	NOK 102 millioner

Selskapet kan også velge å betale Tilretteleggerne et diskresjonært tilleggsproveny på opptil 0,4% av den totale Tilbudsprisen.

Enkelte av Tilretteleggerne har fra tid til annen utført bank og rådgivningstjenester for Selskapet, som de har mottatt sedvanlig betaling for. De vil kunne fortsette med å yte Selskapet denne type tjenester i fremtiden som ledd i Selskapets ordinære virksomhet.

I Tegningsavtalen har Selskapet og enkelte av dets datterselskaper gitt Tilretteleggerne enkelte garantier, og Selskapet og det datterselskaper har også avtalt å holde Tilretteleggerne skadesløse for enkelte ansvarsforhold, herunder ansvar i medhold av den amerikanske verdipapirlovgivningen og annen verdipapirlovgivning. Selskapet har også avtalt å betale alle kostnader, avgifter og utgifter, og refundere Tilretteleggerne for enkelte av deres utgifter i forbindelse med salget av Tilbudsaksjene.

VPS registrering

Selskapets aksjer er registrert i VPS, og dets kontofører er DnB NOR Bank ASA, Verdipapirservice, Stranden 21, N-0021 Oslo. Selskapet aksjer er registrert i VPS med ISIN nr. 0010112675.

Glossary of Terms

In the Prospectus, the following terms have the meanings indicated below.

Amorphous silicon (a-Si) technology	A silicon-based thin film technology for producing PV modules, based on amorphous silicon (which is different from crystalline silicon) being deposited in a thin layer on either on coated glass or stainless steel.
CO2	Carbon dioxide.
Czochralski method	A method of crystal growth used to obtain single crystals of semiconductors in the shape of large cylindrical ingots.
Crucible	A quartz vessel used for melting and crystallization of polysilicon when producing multi- and monocrystalline silicon ingots. A single crystal is solid particle with a regular, periodic arrangement of atoms or molecules throughout.
Crystallization	The key process in the production of multicrystalline ingots. The crystallization starts from the bottom of the crucible and proceeds towards the top as it is gradually cooled (directional solidification). The multicrystalline qualities of the silicon result from this process.
CSG technology	A microcrystalline silicon-based thin-film technology in which a thin silicon film is deposited on special glass and processed further into PV modules ("Crystalline Silicon on Glass").
dm2	Square decimeters – measurement typically used to quantify wafer production volumes.
Doping	Changing the wafer surface from p-type to n-type by diffusing phosphorus particles into the wafer surface. As a result, the silicon wafer has two separate layers, *i.e.*, a negatively charged and a positively charged layer.
EEG: Renewable Energies Act	German Act on Granting Priority to Renewable Energies (*Erneuerbare Energien Gesetz*).
Electronic-grade silicon (EG)	Silicon with a purity of between 99.9999999% to 99.999999999% (9N to 11N purity).
Feed-in tariff	Subsidy scheme where the owners of solar power systems receive a guaranteed, fixed price from the utilities for the electricity fed into the grid.
Fluidized bed reactor technology (FBR)	A process for solidification of silicon from silane gas using a chemical reactor where solid particles (silicon) are suspended in an upward gas flow (silane) inside a tailor-made chamber.
Grid-connected systems	Solar power system connected to the electric grid. Used in areas where other electricity systems are available.
Grid operator	Electrical utility companies that operate power grids for the general supply of electricity.
IEA	International Energy Agency.

International Financial Reporting Standards (IFRS)/International Accounting Standards (IAS)	On one hand a general designation for all accounting standards published by the International Accounting Standards Committee, and on the other hand, the accounting standards recently published by the International Accounting Standards Board (IASB) in effect since 2003. The standards in effect since 2002 continue to be published as International Accounting Standards (IAS). Only fundamental changes in the regulations of existing standards are renamed from IAS to IFRS. References to IFRS in the Prospectus, unless stated otherwise, are to IFRS as adopted by the European Union.
Kilowatt (kW)	1,000 Watt. Unit of power used to measure the capacity of PV systems.
Kilowatt hour (kWh)	Unit of energy. Electricity consumption is stated in kilowatt hours. 1 kW/h = 1,000 watts over a period of one hour.
Kilowatt peak (kWp)	Unit used to measure the standardized power output (rated output) of PV cells or PV modules. The output indicated on the module reflects the output produced under testing conditions that do not directly correspond to normal conditions. The testing conditions have the purpose to standardize and compare PV cells and PV modules. The electrical results of the modules under such testing conditions are included in data sheets. The testing conditions are at 25°C module temperature and 1,000 W/m2 solar radiation (STC conditions; STC stands for standard test conditions).
KW	Abbreviation of "kilowatt."
kWh	Abbreviation of "kilowatt hour."
KWp	Abbreviation of "kilowatt peak."
Large Hydro	Electricity from water flowing downhill, typically from behind a dam. No international consensus exists on the threshold that separates large from small hydropower, but the upper limit varies from 2.5-50 MW, with 10 MW becoming more standard.
Megawatt (MW)	Unit of energy: 1 MW = 1,000 kW or 1,000,000 Watt.
Megawatt hour (MWh)	Unit of energy. Electricity consumption is also stated in megawatt hours. 1 MWh = 1,000 kilowatts over a period of one hour.
Monocrystalline silicon	Processed silicon where are the material consists of only one crystal.
Multicrystalline silicon	Processed silicon where the material consists of several small (typically 1-20 mm) crystal grains.
MW	Abbreviation of "megawatt."
MWh	Abbreviation of "megawatt hour."
MWp	Abbreviation of "megawatt peak."

Megawatt peak (MWp)	1 megawatt peak = 1,000 kilowatt peak.
Off-Grid system	Solar power system not connected to the electric grid. Normally used in areas where grid-connected electricity is unavailable.
Photon International	International industry publication covering the PV industry.
Photovoltaics	Photovoltaics involve the conversion of radiation, primarily solar radiation, into electrical power, and have been used to supply energy since 1958 (initially to satellites). The name is a combination of the Greek word for light, or "photo," and "Volta," after Alessandro Volta, the pioneer of electricity.
Polysilicon	Highly purified silicon used in the electronic and solar industry.
Photovoltaic (PV) effect	The generation of electricity when radiant energy, such as sunlight, falls on the boundary between two different substances (*e.g.*, two different semiconductors).
Primary energy consumption	Primary energy consumption, abbreviated PEC, indicates how much energy can be used in an economy to render all energy-related services such as production, heating, moving, electronic data processing, telecommunication or lighting. It is also the total amount of energy supplied to an economy. Sources of energy in use to date mainly include oil, gas, coal, brown coal, nuclear power, hydropower and wind energy.
Renewable Energy	Renewable energy, or sometimes also called regenerative energy, refers to the supply of energy from sustainable sources that are either regenerated or – based on human standards -- are inexhaustible. Renewable energy is primarily used in the form of solar energy, biomass, geothermic power, hydropower and wind energy.
Renewable energy world	International industry publication covering, among other industries, the global PV industry.
Siemens reactor	Conventional reactor used for deposition of silane on long silicon rods. Used by most manufacturers of polysilicon.
100,000 Roofs Program	The 100,000 Roofs Program was a German government program that provided nationwide government incentives until 30 June 2003 for the construction of solar power systems.
Silane (SiH4)	A compound gas consisting of hydrogen and silicon. An intermediate stage in the production of polysilicon.
Silicon wafer	A thin slice of silicon used as the key component in a solar cell module. The wafers produced by REC ScanWafer typically have a thickness of 200-280 μm.
Small Hydro	Small hydropower is commonly defined as below 10 MW.

Slurry	Cutting fluid used when sawing silicon blocks into wafers. Consists of silicon carbide and polyethylene glycol.
Solarbuzz	An international solar energy market research and consulting company.
Solar cell	Cells are PV applications that convert light (usually sunlight into direct current by using the PV effect. The photons being emitted generate an electric voltage, which, by connecting an electric loader to the solar, allow electricity to flow.
Solar energy	Throughout this document the term solar energy refers to the generation of electricity based on the PV effect. In other literature, solar energy may also include additional technologies for converting solar radiation into electricity or heat.
Solar-grade silicon	Silicon with 99.9999% to 99.999999% purity. (6N to 8N purity).
Solar module	Interconnected solar cells encapsulated and protected in transparent materials that protect against humidity, air and mechanical damage. Normally, solar modules are made with a glass front and aluminum frame.
String ribbon technology	In this PV technology, wafers are directly produced from melted silicon by using wires.
Therms	A commercial unit of heat energy. The therm is equal to 100,000 Btu, which again is a unit of heat energy defined as the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit. The therm is equal about 29.3 kilowatt hours of electrical energy and can also be provided by about 96.7 cubic feet of natural gas.
Thin-film	PV technology where the generation of solar energy takes place in a thin film of semiconductor material assembled in several layers. Conventional solar modules are made with wafers as the semiconductor material.
W	Abbreviation of "watt."
Watt (W)	Unit of power with which the output of PV systems can be precisely measured.
Watt-Peak (Wp)	Unit used to measure the standardized power output (nominal output) of PV cells and PV modules. Module prices are generally indicated in €/Wp. 1,000 watt peak = 1 kilowatt peak.
Wp	Abbreviation of "watt peak."
µm	Micrometer (micron) 10^{-6} m. Measurement unit typically used when describing the thickness of wafers.

– IN-HOUSE TRANSLATION–

ARTICLES OF ASSOCIATION FOR RENEWABLE ENERGY CORPORATION ASA

§ 1 The name of the Company

The name of the Company is Renewable Energy Corporation ASA. The Company is a public limited liability company.

§ 2 Business address

The Company's business address is in the municipality of Bærum, Norway.

§ 3 Purpose

The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes.

§ 4 Share capital

The share capital is NOK 421.089.120 divided into 421.089.120 shares at a face value of NOK 1 (NOK one). The shares shall be registered with the Norwegian Central Securities Depository.

§ 5 The Board

The Company's Board of Directors shall consist of five to nine members. The Chairman of the Board shall be appointed by the General Meeting. In the event of an equality of votes, the Chairman has the casting vote. The Board is elected for a period of two years at a time.

§ 6 Election Committee

The Company shall have an Election Committee. The Committee shall comprise of three members. The members of the Committee shall be elected by the company's General Meeting, who also appoints the Committee's Chairperson. The General Meeting shall also lay down the rules of procedure for the Committee's work.

§ 7 Signature

The right to sign on behalf of the Company is assigned to the Chairman and one Board Member jointly. The Board may grant power of procuration.

§ 8 Acquisition of shares

Transfer of shares is not conditioned upon the Board's approval. The shareholders have no pre-emptive rights upon the transfer of the company's shares.

§ 9 The General Meeting

The Ordinary General Meeting shall be held annually before the end of June. The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.

2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor.

3. Elect Chairman of the Board, Board Members and Auditor.

4. Other issues that shall be considered by the General Meeting according to law or the Articles of Association.

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting.

§ 10 Extraordinary General Meeting

Extraordinary General Meeting shall be held whenever the Board deems it necessary. Further, the Board shall also call for a extraordinary General Meeting when the Auditor or a shareholder representing more than 10% of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall specify the issues to be considered. The Board shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. On the extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise.

Index to Financial Statements and Audit Reports[1]

(1) The historical financial statements have not been updated for the 20:1 stock split that was effective as of 21 April 2006.

(2) The 2003 Norwegian statutory accounts include financial information as of 31 December 2003 and for the year then ended that has been restated for a correction of errors related to the accounting treatment for government grants and minority interests. Accordingly, such financial information should not be relied upon. The 2004 Norwegian statutory accounts contain financial information as of 31 December 2003 and for the year then ended that has been restated to correct these errors resulting in an increase of net loss of NOK 16.2 millions for 2003 and a decrease in shareholders' equity of NOK 6.7 million as of 31 December 2003 as compared to amounts in the 2003 Norwegian statutory accounts. The 2003 financial information contained herein is based upon the restated 2003 financial statements included in the 2004 Norwegian statutory accounts.

Highlights: 2005 has been a year with strong production growth and increased productivity • The Group achieved strong growth in revenues and profitability and recorded revenues of NOK 2 454 million and earnings before financial items, taxes, depreciation and amortization of NOK 830 million • Upstream position strengthened by strategic acquisition • Expansion projects well underway in all segments

Report from the Board of Directors

Key events in 2005

2005 was another strong year for the REC Group (REC) in terms of market positioning, growth in revenues and production and improvements in productivity and profitability.

The solar power market continued to show significant growth in 2005 and the industry profitability also continued to improve. REC once again outpaced the industry and gained market share, and the competitive position was further strengthened through the strategically important upstream acquisition of Advanced Silicon Materials LLC (ASiMI) in the USA and by continued strong productivity gains throughout the value chain.

Overall, the REC Group recorded revenues of NOK 2 454 million for 2005, which represent an increase of 93 percent over 2004. Revenues were boosted by the acquisitions of ASiMI and SiTech AS in Norway, but increased by a healthy 43 percent even without these acquisitions.

The profitability also improved sharply. Earnings before financial items, taxes, depreciation and amortization (EBITDA) increased to NOK 830 million from NOK 141 million, driving the EBITDA-margin from 11 percent to 34 percent. The earnings before financial items and taxes (EBIT) increased more than fifteen times to NOK 601 million.

Revenues increased across all segments. Revenues in REC Silicon tripled, including the effects of the consolidation of ASiMI. REC Wafer reported 65 percent organic growth and a revenue increase of more than 80 percent including the acquisition of SiTech. The downstream operations in REC Solar reported an all-organic revenue growth of 89 percent.

The organic revenue growth in REC Wafer and REC Solar is for the most part attributable to significant volume increases.

Further expansion projects are well underway in all the business segments. This will support the REC Group's ambitions of securing cost-leadership, strengthen its position as the world' leading supplier of polysilicon and wafers for solar applications, and allow for strong growth also in the downstream activities in cell and module manufacturing.

Activities

Group Presentation

REC was established December 3, 1996, and has grown to become one of the world's largest producers in the rapidly expanding PV solar energy industry. The REC Group is headquartered at Høvik, outside Oslo, Norway.

Following a re-organization of the business structure in 2005, the reporting structure for the REC Group currently relates to the consolidated financial statements and the three business divisions REC Silicon, REC Wafer, and REC Solar.

The operational activities are carried out in seven subsidiaries: REC Solar Grade Silicon LLC and REC Advanced Silicon Materials LLC (ASiMI) in the USA, REC ScanWafer AS, REC SiTech AS and REC ScanCell AS in Norway, REC ScanModule AB in Sweden and Solar Vision (PTY) Ltd., as well as strategic investments in CSG Solar AG and EverQ GmbH.

Mission and Vision

The REC Group's mission is to increase the use of clean and renewable energy and thereby reduce the negative environmental impact from traditional energy sources.

The long-term availability of affordable and sustainable energy represents a major global challenge, both economically and environmentally. The REC Group remains confident that solar energy is the best answer to the world's need for clean energy, and the Group's primary goal is to make solar energy an increasingly competitive alternative.

On the corporate level, the REC Group's vision is to become the most cost-efficient solar energy company in the world, with a presence throughout the whole value chain, and the Group is presently pursuing an aggressive strategy to this end.

REC ASA

- REC Silicon AS 100%
  - REC Silicon Inc. 100%
  - REC Solar Grade Silicon LLC 100%
  - REC Advanced Silicon Materials LLC 100%*
- REC SiTech AS 100%
- REC ScanWafer AS 100%
- REC Solar AS 100%
  - REC ScanCell AS 100%
  - REC ScanModule AB 100%
  - Solar Vision (PTY) Ltd. 100%
- CSG Solar 23%
- EverQ 15%

*Komatsu America Corporate holds B units representing 25 percent of the ownership. these units carry no voting rights neither rights to dividend payments. REC ASA has an option to buy these units at a pre-agreed price.

Strategy

The solar power industry has experienced accelerating growth, and this has generated an imbalance between the demand and supply of polycrystalline silicon which lies at the beginning of the value chain.

Historically, the solar energy industry has relied on 'off-cuts' from the production of electronic grade silicon, and the availability and price level for solar grade silicon has been dependent on the cyclical semi-conductor industry. As business volumes have picked up for both the solar and electronic industries over the past few years, demand and price for high purity silicon has increased correspondingly, and demand for polysilicon currently outstrips supply.

To facilitate further profitable expansion, the solar power industry will thus need to establish a dedicated supply chain. However, the barriers to entry are significant in terms of technology access, up-front investment costs, and the time required for construction of new plants. No significant new volumes will thus be brought to the market over the next two years.

As a result, the competition for silicon supply between the electronic and solar power industries will likely remain strong at least until 2008, which may negatively affect the achievable growth rate for the PV solar energy industry.

The REC Group has long emphasized that cost-efficient access to polysilicon feedstock will generate strategic, long-term competitive advantages in the solar energy market, and has thus opted for full upstream integration. To this end, REC Silicon's position was further strengthened in 2005, with the acquisition of ASiMI, which will ensure that the Group's internal needs for polysilicon will be met even with significant capacity expansions further down the value chain. REC Silicon intends to build further on its cost leadership position in the years to come, through capacity expansions based on new and proprietary low-cost technologies for polysilicon production, which will be described in more detail below.

The output from the PV solar industry has increased tenfold since the REC Group was established less than ten years ago, and prices per solar energy unit generated have been more than halved. Despite these impressive productivity gains, solar energy is not yet price competitive in most regions and demand growth still relies on government subsidies and support programs.

Future industry growth will thus demand increased productivity and cost reductions throughout the entire value chain. So far, cost reductions have mainly been brought about by a high level of technological innovation within the industry, and while this will remain an important growth driver, the maturing of the industry also brings about an increased focus on industrialization and process competencies.

The REC Group intends to lead the field also in this respect, and have over the past few years implemented best-practice process program across all subsidiaries. In REC Wafer, the strong focus on industrialization, scalability and automation has enabled a fivefold increase in production per employee between 2000 and 2005. REC Wafer became the world's largest producer of silicon wafers for solar energy purposes in 2005, and increasingly enjoys scale economies. In 2006, the Board expects to see REC Wafer realize further unit cost reductions as a result of technology innovations ongoing capacity expansions.

The downstream operations in REC Solar are less mature in their development but follow the same track of stepwize improvement and professional industrialization as the REC Group's other production companies. Productivity gains continued at a steady pace in 2005, as capacity utilization climbed towards 100 percent in both cell and module production. REC Solar expects to see further scale effects in 2006, as capacity expansions gradually will take effect already from the second quarter of the year.

The downstream activities in REC Solar has been redefined as a core business area in the REC Group, and, given the possibilities of turning more of the output from REC Silicon and REC Wafer into cells and modules, REC Solar could potentially be a significant source of growth going forward.

The REC Group's technology and supply position in the complete value chain, from silane to modules, has provided the Group with a unique position as an industrial partner for younger technologies currently being developed towards mass production. In 2004, REC acquired 23 percent in CSG Solar AG, and in 2005 REC acquired 15 percent of EverQ GmbH, with a conditional option to increase the ownership to 33 percent.

Technology, research and development

The cost leadership strategy outlined above is built on a strong technological asset base.

REC Solar Grade Silicon LLC (SGS) in Moses Lake, Washington (USA) was the world's first silicon purification plant dedicated to production of solar grade silicon, and this specialization has simplified production processes and logistics compared with plants serving both the electronic and solar grade markets.

The REC Group produces polysilicon by converting metallurgical grade silicon into silane gas, which is purified and deposited in reactors. The output is polycrystalline silicon with purity above 99.99999 percent. The production is based on REC Advanced Silicon Material's proprietary silane and polysilicon technology.

The REC Group believes new technologies will enable the company to extend the cost advantages. Over the past few years, REC Silicon has made substantial investments in a new proprietary fluidized bed reactor (FBR) technology for production of granular polycrystalline silicon. Compared with the currently dominating technology - commonly referred to as Siemens reactors, FBR will allow for significant reduction in investment costs, as well as a reduction in operating costs due to radically reduced energy consumption.

REC Silicon ran test production with the FBR-technology through 2005, and will use the technology for future capacity expansions. Preparations for a new plant are in progress and the Board expects to reach a final investment decision during the first half of 2006.

The technological development in REC Wafer's two production facilities at Herøya and in Glomfjord is characterized by constant productivity advances, combined with less frequent major step changes. One such step change was nevertheless recorded in the latter half of 2005, when both facilities made the change from 280 micron wafer thickness to 240 micron. The shift increases productivity, reduces raw materials usage and waste and further enhances the relative cost position. Process changes to accommodate for this transition have been implemented also in the cell and module plants in REC Solar, where the focus in terms of research and development will be on improving energy conversion rates and reducing production costs going forward.

In 2005, the REC Group incurred costs of NOK 50 million related to research and development. This is slightly lower than in 2004, when the R&D relating to the FBR project peaked. However, these figures conceal a significant higher level of innovation related to both production processes and equipment in the Group, as full scale technology tests in the production lines and process improvement programs are being reported as regular operating costs, while costs related to capacity expansions, plant design and construction are being capitalized as investments.

Furthermore, the REC Group has allocated significant technology funds in its investments in the silicon thin film company CSG Solar AG an EverQ GmbH. Both companies are expected to start production in the first half of 2006.

Presentation of accounts

Pursuant to Section 3-3 of the Norwegian Accounting Act, the Directors confirm that the accounts have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date when the accounts were approved.

Transition from NGAAP to IFRS

The REC Group will be reporting its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union from January 1, 2005. Note 5 presents and explains the changes in audited consolidated results of the REC Group as a result of the transition from Norwegian Generally Accepted Accounting Principles (NGAAP) to IFRS for the year ended December 31, 2004. The REC Group has prepared the opening balance sheet at the date of the transition, which is January 1, 2004.

The standards giving rise to most significant changes to the audited consolidated results of the group on transition from NGAAP to IFRS were:

- IAS 16 Property, Plant and Equipment
- IAS 19 Employee Benefits
- IFRS 3 Business Combinations
- IAS 31 Interests in Joint Ventures
- IAS 32 and 39 Financial Instruments

For more information, please refer to note 5 in the consolidated financial statements section.

Income statement

In 2005, the REC Group achieved revenues of NOK 2 454 million, an increase of 93 percent over the 2004 revenues of NOK 1 270 million. The EBITDA was NOK 830 million, compared to NOK 141 million in 2004, whereas the EBIT of NOK 601 million in 2005 compares to NOK 40 million in 2004.

CONSOLIDATED GROUP INCOME STATEMENT

(NOK mill)	2005	2004
Revenues	2 454	1 270
EBITDA	830	141
EBITDA - margin	34%	11%
EBIT	601	40
Net financial items	-78	-54
Profit/loss before tax and effect on convertible loans	523	-14
Fair value/foreign exchange effect on convertible loans	-493	6
Profit/loss before tax	30	-8

The revenue growth primarily reflects increased market shares as a result of the aggressive organic growth strategy and the consolidation of acquired businesses during the year.

Compared with the previous year, the REC Group had fewer start-up projects, which paid off in terms of improved productivity and greatly improved operational profitability. The operational results will continue to be negatively affected by expansion projects and production ramp-up costs in all business segments also in 2006, as a result of the Group's growth strategy.

Net financial items were NOK -78 million in 2005, compared with NOK -54 million in the previous year. The increase mainly reflects increased interest expenses, which reflect the financing and refinancing of investments, and a generally higher level of activity in 2005 compared with 2004.

The income statement was adversely affected by the recognition of non-cash effects of currency changes and fair value assessments of two outstanding loans of EUR 31 million and USD 140 million. As the loans are denominated in foreign currencies, they are fully accounted for as debt in the balance sheet, with the estimated change in fair value of the convertible element has been fully charged to the income statement.

As indicated in the above table, the non-cash currency and estimated fair value effect of these convertible instruments had a negative impact on profit before tax for 2005 of NOK 493 million, whereas the negative impact on net profit after taxes for 2005 was NOK 357 million. The accounting effects of financial instruments are described in more detail in note 31 on page 79.

Including the effects from the convertible instruments, the REC Group reported a profit before taxes of NOK 30 million for 2005, compared with a loss of NOK 8 million in 2004. The net profit after taxes was NOK 4 million for the year, compared with a loss of NOK 6 million in 2004.

Adjusting for the negative effects of the convertible instruments, the REC Group would have reported a profit before tax of NOK 523 million for 2005 and a net profit after taxes of NOK 359 million. In the opinion of the Board, these figures provide a better indication of the underlying improvement in earnings compared with the reported figures.

Cash Flow statement

The net cash flow from operating activities was NOK 556 million, whereas the net cash flow from investment activities was NOK -2 408 million and the net cash flow from financing activities NOK 1 957 million. The net change in cash and cash equivalents for the REC Group was NOK 116 million in 2005, including cash acquired during the year and exchange gains.

The net negative cash flow from investment activities mainly reflect the acquisitions of ASiMI, the remaining 30 percent of SGS and SiTech AS, as well as major investments in fixed assets relating to capacity expansions across the value chain. The REC Group intends to maintain its growth strategy, and the Board thus expects to see major investments also in 2006 and the following years. The largest investment projects approved by the Board that are already ongoing, are the building of a second wafer plant at Herøya and a plant extension in Glomfjord, with estimated capital expenditure of approximately NOK 700 million and NOK 370 million, respectively. Additionally, REC Solar is currently finalizing cell and module plant expansions. The building of a new polysilicon plant co-located with SGS is also being considered, and a firm decision would entail significant investments over the next few years.



Market position by sales
(EUR mill)
400
300
200
100
0

*Pro forma numbers (NOK/€ 8.1)

The net cash flow from financing activities primarily reflects the issue of a USD 140 million convertible bond, and a USD 140 million shareholder loan which was replaced with a USD 170 million syndicated term loan towards the end of the year. Furthermore, the REC Group has drawn on existing loan facilities in relation with ongoing expansions in REC Wafer and REC Solar.

Balance sheets and liquidity
The total assets of the REC Group were NOK 6 064 million at the end of 2005, an increase of NOK 3 888 million during the year.

Total non current assets increased by NOK 2 960 million to NOK 4 312 million during the year. The increased asset base primarily reflects the acquisitions of remaining 30 percent of SGS, ASiMI and SiTech AS, as well as significant increases in the organic production capacity and business volumes. In connection with the acquisitions of the minority interest in SGS and the acquisition of ASiMI in 2005, the property, plant and equipment in the two companies were valued to fair value at acquisition, an increase of approximately NOK 1.0 billion compared to book value. This increases depreciation but has had and will have no cash effect.

Net working capital increased by NOK 391 million to NOK 550 million, excluding cash and cash equivalents.

CONSOLIDATED GROUP BALANCE SHEET

(NOK mill)	2005	2004
Intangible Assets	629	421
Property, Plant and Equipment	3 361	792
Financial Assets	134	27
Deferred tax assets	188	112
Total Non-Current Assets	4 312	1 352
Cash and Cash Equivalents	514	398
Other Current Assets	1 237	426
Total Current Assets	1 751	824
Total Assets	6 064	2 176
Share Capital	304	37
Other Equity	927	1 037
Total Shareholders Equity	1 231	1 074
Total Non-Current Liabilities	2 262	710
Total Current Liabilities	2 571	392
Total Liabilities	4 833	1 102
Total Liabilities and Equity	6 064	2 176

The equity increased by NOK 157 million during 2005, to NOK 1 231 million, and the equity ratio declined from 49 percent to 20 percent during the year. The reduced equity ratio can partly be attributed to the relatively high level of investments during the year. However, the main explanation is that two foreign currency convertible loans are being fully recognized as debt in the balance sheets with the conversion element valued to fair value. Please also see the discussion of the Group Income Statement above.

The two convertible loans, of EUR 31 million and USD 140 million, respectively, carry a combined book value of NOK 1 711 million, accounted for as current liabilities in the balance sheet. Including these loans, the total interest bearing debt amounted to NOK 3 947 million at the end of 2005, of which NOK 2 081 million was long-term debt. The significant fair value assessment of the convertible element of the bonds is a strong indication that the bonds will be converted to equity during 2006. The EUR 31 million convertible loan matures, and will be converted, into REC shares at March 31, 2006, whereas the USD 140 million convertible loan may be converted at March 13, 2006, September 8, 2006 or at maturity on December 1, 2006.

Assuming that the bonds had already been converted to equity, the equity ratio would have been approximately 38 percent by year-end 2005, which in the opinion of the Board provides a more relevant overview of the financial structure than the reported equity. Please refer to note 28 on page 77 for a more detailed explanation of the treatment of financial instruments under the IFRS accounting.

Segments' share of gross revenue

REC Wafer 53%

REC Silicon 34%

REC Solar 13%

The share capital increased by NOK 267 million to NOK 304 million during 2005.

Liquidity
The REC Group held cash and cash equivalents of NOK 514 million at the end of 2005, compared with NOK 398 million at the beginning of the year. The REC Group is currently carrying out at complete refinancing at the Group level, which is expected to increase available funds significantly. The Board thus considers the liquidity position as satisfactory.

Segment analysis

REC Silicon
REC Silicon produces solar grade polysilicon for the photovoltaic industry and electronic grade polysilicon and silane gas for the electronics industry at two facilities in Moses Lake, Washington and in Butte, Montana in the USA.

REC SILICON – KEY FINANCIAL FIGURES

(NOK MILL)	2005	2004
Revenues	1 018	339
EBITDA	413	26
EBITDA - margin	41%	8%

REC Silicon reported revenues of NOK 1 018 million for 2005, compared with NOK 339 million in 2004. The EBITDA was NOK 413 million (26 million), and the EBITDA-margin correspondingly increased to 41 percent in 2005 from 8 percent in the previous year.

REC Silicon comprises Solar Grade Silicon (SGS) LLC and the recently acquired Advanced Silicon Materials (ASiMI) LLC and its polysilicon and silane gas facilities.

Excluding the acquisition of ASiMI, the revenue growth in REC Silicon was 34 percent, which primarily reflects price increases for the polysilicon shipped from the SGS-plant, and the increase in ownership in SGS during 2005.

The SGS production increased by 11 percent to approximately 2 350 MT compared with 2004, but shipments actually declined by 11 percent to 2 400 MT due to a lower drawdown on inventories compared with the previous year.

REC Silicon retained its position as an industry leader in 2005, as higher production and higher productivity ensured further cost advances. The unit costs at the SGS plant were only marginally above the 2004-level, despite significantly higher prices for natural gas, higher depreciation and also increased maintenance costs.

The ASiMI operation was consolidated with effect from August 1, 2005, and contributed NOK 564 million to revenues. The production of polysilicon at ASiMI was approximately 1 150 MT from August-December.

The bulk of the ASiMI polysilicon production was electronic grade silicon shipped under existing contracts. Production will be shifted to solar grade silicon as these long-term contracts gradually expire over the course of the next several years. This will increase the Group's capacity for production solar grade silicon significantly.

For 2006, close to 50 percent of the polysilicon production has been dedicated to REC.

REC Wafer
REC Wafer produces polycrystalline wafers and monocrystalline ingots for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway.

REC WAFER – KEY FINANCIAL FIGURES

(NOK MILL)	2005	2004
Revenues	1 596	884
EBITDA	417	149
EBITDA - margin	26%	17%

REC Wafer reported revenues of NOK 1 596 million (884 million) for 2005. The EBITDA for 2005 was NOK 417 million (149 million), and the EBITDA-margin correspondingly increased to

Segment's share of EBITDA

REC Wafer 46%
REC Silicon 45%
REC Solar 9%

26 percent in 2005 from 17 percent in the previous year.

Excluding the acquisition of SiTech AS, the revenue growth in REC Wafer was 65 percent. This mainly reflects increased volumes, primarily as a result of capacity expansions at the Herøya plant in Southern Norway, increased production efficiency and a further reduction of wafer thickness.

Measured in megawatt (MWp) terms, the production of wafers increased by 78 percent to approximately 220 MWp, placing REC Wafer as the world's largest producer of wafers for solar energy applications.

The improved EBITDA-margins compared with the previous year are explained by economies of scale and improved productivity. Higher raw materials costs were more than outweighed by lower net silicon consumption per MWp produced, and significantly improved wafer yield.

A second wafer plant at Herøya is under construction and will increase the production capacity by approximately 190 MWp, to take gradual effect from the third and fourth quarter of 2006. While this will also add fixed costs in the short-term, the capacity increases will further strengthen REC Wafer's cost and market position in the medium- and long-term.

Measured in terms of MWp output per employee, the productivity in wafer production has almost doubled between 2003 and 2005. As a result of the expansions in progress, the productivity is expected to increase by close to 50 percent over the next two years. However, the productivity must be expected to be negatively affected by production ramp-up activities and hiring and training of new production personnel in 2006.

The acquisition of SiTech AS was consolidated with effect from July 1, 2005, and contributed NOK 72 million to the revenues in REC Wafer. REC SiTech is a monocrystalline silicon ingot producer with an annual production capacity of approximately 25 MWp. REC SiTech is located in Glomfjord, adjacent to REC's wafer plant.

REC SOLAR - KEY FINANCIAL FIGURES

(NOK MILL)	2005	2004
Revenues	404	214
EBITDA	86	-9
EBITDA – margin	21%	-4%

REC Solar

REC Solar produces solar cells at its plant in Narvik in Norway and solar cell modules at its facilities in Arvika, Sweden. The division also comprises the small systems installation company Solar Vision (PTY) Ltd. in South Africa.

REC Solar reported revenues of NOK 404 million (214 million) for 2005. The EBITDA for 2005 was NOK 86 million (-9 million), and the EBITDA-margin correspondingly increased to 21 percent from -4 percent in the previous year.

The 89 percent all-organic increase in revenues is primarily attributable to volume increases, as average prices for REC Solar increased only 5 to 6 percent.

The output from ScanCell increased by 84 percent to roughly 20 MWp, whereas the output from ScanModule more than doubled to 14 MWp.

Positive scale effects and improved production yields enabled REC Solar to reduce average unit costs significantly compared with 2004. These cost reductions by far outweighed the adverse effects of higher input costs, and explain the sharp improvement in EBITDA-margins.

In the opinion of the Board, REC Solar stands up well to industry standards in terms of product quality, yield and production systems. REC Solar should see further positive cost advances in 2006, as already implemented capacity expansions will allow for gradually increased production already from the first quarter of 2006. Measured in terms of solar power capacity, REC Solar aims for a near-doubling of production to 30 MWp in 2006 and expects to reach its designed production capacity of 45 MWp during the year.

REC ASA and allocation of profits

The activities in the parent company REC ASA comprise corporate functions, research and development and business development. These activities were scaled up significantly during 2005, as a result of major acquisitions and capacity expansions, and the planned application for a stock listing of the company in 2006.

REC Group reported figures

2400
1800
1200
600
0
05
04
Revenues
EBITDA

The parent company REC ASA had revenues of NOK 8 million in 2005, compared with NOK 6 million for 2004. Total operating costs increased by NOK 23 million to NOK 52 million, primarily reflecting the increased payroll expenses and other operating costs due to the higher level of activity. The operating loss thus increased to NOK 44 million in 2005, from NOK 22 million in the previous year. The profit before taxes increased to NOK 104 million, from a loss of NOK 36 million, primarily due to group contributions of NOK 148 million to utilize deferred tax assets throughout the Group. After a tax charge of 28 percent, the profit for the year was NOK 75 million, compared with a loss of NOK 23 million in 2004.

At the end of 2005, total equity for the parent company amounted to NOK 1 145 million, an increase of NOK 145 million during the year. Total assets increased by NOK 1 295 million to NOK 2 551 million, reflecting increased investments in subsidiaries and loans to subsidiaries. The equity ratio thus declined from 77 percent to 45 percent.

Total interest bearing debt was NOK 1 199 million at the end of the year, including convertible loans of NOK 1 195 million. The corresponding figures by the end of 2004 were NOK NOK 255 million.

The net cash flow from operating activities was NOK -24 million, compared with NOK -16 million in 2004, whereas the net cash flow from investing activities was NOK -1 141 million (NOK -127 million) and the net cash flow from financing activities NOK 947 million (NOK 380 million).

Please also refer to the discussion of the consolidated income statement, balance sheet and cash flow for the REC Group.

Allocation of profits

The distributable equity in the parent company was NOK 374 million as at 31 December 2005. Due to the growth strategy and aggressive expansion plans the Board believes these funds can be put to best use within the company, and thus does not propose any dividends to be paid out to the Shareholders for 2005.

Events after the balance sheet date

The USD 140 million convertible loan entered into on July 13, 2005, was almost fully converted (99.88 percent) on March 13, 2006. REC ASA consequently issued approximately 3.7 million new shares.

Financial market risks

The global market for PV solar systems has shown an average annual growth of more than 30 percent since 2000. The growth has been supported by government incentive programs in major markets such as Germany, Japan and USA, which combined account for approximately 90 percent of the global market. Several other major countries are also implementing government support programs, and many countries have also implemented legislative environmental targets which are expected to further support the demand for renewable energy sources such as PV solar power.

Although the REC Group believes government initiatives will continue to support demand growth in the years to come, the Board acknowledges that gradual reductions of the subsidy element emphasizes the need for continuous cost advances for the industry as such and also for the REC Group.

The REC Group believes its global position in the upstream part of the value chain offers protection to national or regional changes in subsidy structures. In the downstream activities the Group will be more exposed to these local risks.

Over the past few years, high energy prices have accentuated the interest for renewable energy sources such as PV solar power, and a generally healthy global economic environment and relatively low interest rates have also supported demand. The Board recognizes the importance of these external growth drivers but does not have any strong opinions with regards to the sustainability of the currently favorable business climate.

Summing up, most industry observers expect to see the market continue growing by between 20 percent and 30 percent annually in the foreseeable future, and, barring major adverse changes in the economic environment, the Board supports this view.

The REC Group thus views access to polysilicon feedstock as the main threat to the industry growth. Given its captive production at SGS and ASIMI, the REC Group will remain fully supplied with polysilicon in the medium term and will thus, to a high degree, be shielded from this risk factor.

Currency risk

Approximately three quarters of Group sales are denominated in foreign currencies, of which sales in EUR are the most important

followed by USD sales. Foreign currencies also account for almost three quarters of Group purchases, of which USD is the most important, followed by EUR.

Split by division, almost all revenues and purchases in REC Silicon are incurred in USD. In REC Wafer, some 40 percent of purchases are denominated in USD and the remainder split between EUR and NOK. Roughly two-thirds of sales are denominated in EUR and one-third in NOK.

In REC Solar, two-thirds of purchases are denominated in EUR and one third in NOK and SEK. Sales are almost to the full extent denominated in EUR.

The gross and net currency flows expose the REC Group to fluctuations in the exchange rates. The Group seeks to reduce the risks associated with this exposure by debt issuance in foreign currency and by the use of other financial instruments, such as forward contracts and currency options. The Group's general policy is to cover between 80 percent and 100 percent of the transaction foreign exchange exposure on a rolling 12 month basis. The policy covers the exposure for a total 48 months, with gradually declining coverage.

Interest rate risk

In terms of debt, The REC Group is primarily funded through interest bearing loans tied to NIBOR and two foreign currency convertible bonds of EUR 31 million and USD 140 million, respectively. The company is thus exposed to fluctuations in the short-term interest level, and to fluctuations in the currency rates. The REC Group is currently in a process of a major refinancing of the Group, which to a great extent will lift the funding of the operations from the subsidiaries to the Group level.

The Group's strategy for interest risk coverage is to lock-in interest rate over a period of two to four years. At any given time, at least 25 percent of loans are attached to variable interest rates and at least 25 percent to fixed interest rates. The Group uses future interest agreements, interest yield agreements, interest options and structured combinations of these instruments.

Credit risk

All new customers are credit checked before entering into long-term contracts. Given the transparency of the industry, the relatively small number of end-customers, and the strong product demand, the credit risk is generally perceived to be low. Over the course of its history, the REC Group has had only negligible write-downs on its receivables.

Organization

Dr Alf Bjørseth, founder and former President and CEO of REC, decided to leave the company to concentrate on new entrepreneurial projects as of September 30, 2005. Under his management, the REC Group has become the only fully integrated solar energy company in the world, with production in all parts of the value chain - from raw materials to complete solar modules. The Board appointed Mr. Erik Thorsen, former CEO of Tomra Systems ASA, as new President and CEO of REC in June 2005. The Board would like to thank Dr Bjørseth for the efforts he has put into the development of REC.

Health, safety and environment

Aiming to be an industry-leader, health, safety and environmental care is a top priority. Several programs are in place to promote a safety-oriented culture and safe practices in all parts of the REC Group, as well as to ensure process safety and mechanical integrity. As in 2004, the REC Group experienced no serious injuries or loss of life in 2005. The smaller injuries which were reported mainly relate to soft tissue strain, minor cuts and bruises, some of which resulted in lost time. All injuries have been documented and measures adopted to avoid recurrence.

There was no significant damage to property or equipment in 2005, as was also the case in 2004.

In general, the working environment in the REC Group is satisfactory. Absence on sick leave was approximately 5 percent, which was on par with 2004. The REC Group aims to keep this low by continuously improving the working and safety conditions.

Equal opportunity employer

The REC Group and all its subsidiaries are committed to equal employment opportunity in all their employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status.

The REC Group requires that all employees cooperate fully to ensure the fulfillment of this commitment in all actions and decisions, including hiring, promotions, upgrades, transfers,

layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential.

Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors.

Despite these principles, REC ASA has no female Directors. In October 2005, the company employed its first female executive at the REC Group Management level. Both the Board of Directors and the corporate management are aware of social expectations and regulations concerning the promotion of gender equality on the Board and will take action to comply with new regulation within the transition period.

During the last months of 2005, REC has completed a number of high level competency recruitments both within the technological field as well as the commercial field.

Code of Conduct

The REC Group conducts its business in alignment with four basic values and a recently established Code of Conduct. This new company Code builds on the four basic values:

- We are customer-focused
- We deliver quality in our work and products
- We are alert and take responsibility
- We respect and take care of each other

These values are intended to ensure satisfied and loyal customers and good and meaningful jobs for employees, and to give shareholders the confidence that resources are being put to use to provide the best possible return on capital invested.

Environmental effects

The REC Group continuously works on assuring the quality of the operations in all its subsidiaries. The Group's vision to increase the use of clean and renewable energy, and thereby reduce the negative environmental impact from traditional energy sources, underlines the Group's emphasis on the significance of the environment.

The Group will continue its efforts to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions, and continue to reduce energy consumption and other emissions to the environment.

Energy is an important input factor in the REC Group's value chain, in particular in the production of polysilicon. The REC Group continuously strives at reducing the energy consumption as this will also be an important contribution to the total unit cost of production. If successful, the next significant contribution to reducing energy consumption in polysilicon production will be through the implementation of the new proprietary fluidized bed reactor (FBR) technology for production of granular polycrystalline silicon. Compared with the currently dominating technology - commonly referred to as Siemens reactors, FBR will allow radically reduced energy consumption.

With regards to emissions to air and water, the REC Group conducts its operations in accordance with permits granted by local and national authorities, and all the Group's plants have obtained all necessary permits. In connection with the capacity expansions at the wafer plants at Herøya and in Glomfjord, REC Wafer has been granted new permits for emissions to water.

Shareholder relations and corporate governance

The REC Group intends to apply for a listing on the Oslo Stock Exchange during 2006, and will seek to adopt and comply with the regulations and principles implied in the Norwegian Code of Practice for Corporate Governance.

In preparation for this, REC Group has established a set of revised Governance Principles, and the Group's approach to Corporate Governance at REC is covered in more detail in a separate chapter in this Annual Report.

Outlook

The global market for PV solar cells has grown at a strong pace for a number of years, and increased by a healthy 34 percent in 2005, according to Solarbuzz 2006. Forecasts by industry analysts indicate that the market for PV solar energy will continue to show strong growth also in the future. While acknowledging the risk factors discussed above, the REC Group shares this optimism and remains confident that PV solar power is the best answer to the world's long-term needs for affordable and clean energy.

The REC Group has outpaced the industry in terms of produced solar energy capacity, and

continued to build on its cost-leadership position in the upstream part of the value chain in 2005. The Group intends to build on these competitive advantages also in 2006, and will increase capacity throughout the value chain during the year.

The supply of polysilicon will be gradually increased through conversion of ASiMI's production from electronic grade to solar grade silicon, while the wafer production will be significantly increased with the start-up of a new production line in the second half of the year.

Significant capacity increases have already been implemented in the cell and modules businesses in REC Solar, which will more than double the downstream production capacity during 2006.

Høvik, March 23, 2006
Board of Directors

Tore Schiøtz
Chairman of the Board

Rune Bjerke
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Paul Kloppenborg
Member of the Board

Halvor T. Svaetdal
Member of the Board

Roar Engeland
Member of the Board

Erik Thorsen
President and CEO

Consolidated balance sheet

REC Group

		IFRS	IFRS	NGAAP	NGAAP
YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2005	2004	2004	2003
ASSETS					
Non-current assets					
Goodwill	8	545 747	392 961	200 124	248 543
Other intangible assets	8	83 392	28 350	28 508	32 550
Intangible assets		629 139	421 311	228 632	281 093
Land and buildings	7	741 884	338 205	181 719	185 037
Machinery and equipment	7	2 344 725	402 737	548 910	450 837
Other tangible assets	7	274 594	51 000	54 024	53 612
Property, plant and equipment		3 361 204	791 942	784 653	689 486
Investments in associates	9	58 150	10 910	10 910	5 888
Investments in shares	11	38 190	3 087	3 086	1 091
Other long-term receivables	13	37 468	13 080	13 080	21 844
Financial assets		133 808	27 077	27 076	28 823
Deferred tax assets	19	188 229	111 576	113 205	110 639
Total non-current assets		4 312 360	1 351 906	1 153 565	1 110 041
Current assets					
Inventories	14	351 009	196 952	207 544	293 939
Trade receivables	13	364 723	167 661	189 538	127 681
Other receivables	12, 13	521 745	61 114	65 601	39 312
Cash and cash equivalents	15	513 962	398 440	415 185	52 322
Total current assets		1 751 439	824 167	877 868	513 254
Total assets		6 063 819	2 176 073	2 031 434	1 623 295

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	16	304 319	37 286	37 286	25 436
Treasury shares	16	-225	0	0	-766
Share premium	16	790 987	1 004 909	1 004 909	684 959
Paid-in capital		1 095 081	1 042 195	1 042 195	710 629
Other equity and retained earnings	17	131 794	37 932	-103 980	-79 333
Profit/loss for the year	17	3 923	-6 089	-62 593	-128 181
Other equity and retained earnings		135 717	31 843	-166 573	-207 514
Minority interest		0	0	49 245	146 789
Total shareholders' equity		1 230 798	1 074 038	924 867	649 904
Non-current liabilities					
Retirement benefit obligations	20	115 063	22 303	14 676	10 774
Deferred tax liabilities	19	44 091	0	0	0
Long-term loans, interest bearing	18, 30	2 081 397	416 260	575 486	559 118
Derivative financial instruments-convertible loans	18, 28	0	255 394	0	0
Provisions, other liabilities and charges	21	21 804	15 790	15 790	9 367
Total non-current liabilities		2 262 355	709 747	605 952	579 259
Current liabilities					
Trade payables		257 600	202 557	212 608	148 733
Tax payables		17 386	223	0	0
Provisions, other liabilities and charges	21	430 022	64 260	66 591	65 539
Derivative financial instruments-convertible loans	28	1 711 428	0	0	0
Short-term loans, interest bearing	18, 30	154 230	125 248	221 416	179 860
Total current liabilities		2 570 666	392 288	500 615	394 132
Total liabilities		4 833 021	1 102 035	1 106 567	973 391
Total liabilities and equity		6 063 819	2 176 073	2 031 434	1 623 295

Consolidated income statement

REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Revenues	6, 22	2 453 916	1 270 192	1 418 140	289 402
Raw materials and consumables used		-620 903	-513 436	-512 401	-62 109
Changes in inventories of finished goods and work in progress		4 477	-60 909	-81 902	53 581
Employee compensation and benefit expense	20, 22, 24	-409 854	-261 996	-291 539	-138 696
Other operating expenses	22, 23	-597 455	-292 791	-377 049	-230 162
Earnings before financial items, taxes, depreciation and amortization (EBITDA)	2	830 181	141 060	155 249	-87 984
Amortization of intangible assets	8	-13 648	-3 415	-55 890	-20 859
Impairment of tangible assets	7	-13 733	-6 593	-6 593	-4 293
Depreciation of tangible assets	7	-201 353	-91 228	-96 443	-31 550
Earnings before financial items and taxes (EBIT)		601 447	39 824	-3 677	-144 686
Share of loss of associates	9	-7 052	-1 578	-1 578	-5 790
Interest income	25	6 261	1 440	1 546	1 377
Impairment of financial assets	25	0	-6 715	-6 715	-3 661
Interest expense	25	-146 784	-46 074	-46 058	-28 235
Other financial income/expenses	25	69 248	1 372	4 751	-18 794
Fair value/foreign exchange effect on convertible loans	25, 28	-493 037	6 123		
Profit/loss before tax		30 083	-8 352	-51 729	-199 789
Income tax expense/benefit	19	-26 160	2 263	3 608	56 727
Profit/loss for the year		3 923	-6 089	-48 121	-143 062
Attributable to:					
Equity holders of the Company		3 923	-6 089	-62 593	-128 181
Minority interest		0	0	14 472	-14 881
		3 923	-6 089	-62 593	-128 181
Earnings per share for profit attributable to the equity holders of the Company during the year (in NOK per share)					
– basic	26	0.26	-0.48		
– diluted	26	0.26	-0.48		

Consolidated statement of recognized income and expense

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004
Actuarial losses on defined benefit pension schemes, net of tax		-22 662	-2 258
Effect of SGS acquisition	17, 31	107 880	0
Currency translation differences		30 919	4
Changes in accounting principles, fair value effect on convertible loans January 1, 2005, net of tax		-35 941	0
Net income recognized directly in equity		80 196	-2 254
Profit/loss for the year		3 923	-6 089
Total recognized income and expense for the year	17	84 119	-8 343
Attributable to the equity holders of the Company	17	84 119	-8 343

Consolidated statement of cash flows

REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Cash flows from operating activities					
Profit/loss before tax		30 083	-8 352	-51 729	-199 769
Amortization of intangible assets		13 468	3 415	55 890	20 859
Impairment of assets		13 733	13 308	13 308	7 954
Adjustments for depreciation of assets		201 353	91 228	96 443	31 550
Adjustments for changes in pension liabilities		2 749	3 744	3 759	4 658
Share of loss of associates		7 052	1 578	0	0
Fair value/foreign exchange effect on convertible loan		493 037	-6 123	0	0
Other items		-4 344	8 263	11 962	8 851
Changes in operating assets and liabilities:					
Changes in trade receivables		-407 507	-59 174	-62 262	-26 817
Changes in inventories		-1 854	67 285	86 305	-75 863
Changes in trade payables		208 217	82 999	64 027	2 502
Net cash flow from operating activities		555 987	198 171	217 703	-226 095
Cash flows from investing activities					
Purchase of investments in shares/joint venture		-95 386	-18 710	-11 527	-74 235
Purchases of property, plant and equipment	7	-426 434	-202 280	-205 191	-66 239
Acquisition of subsidiary, net of cash acquired	31	-1 888 335	0	0	0
Proceeds from sale of property, plant and equipment		1 905	0	0	0
Net cash flow from investing activities		-2 408 250	-220 990	-216 718	-140 474
Cash flows from financing activities					
Proceeds from issuance of ordinary shares		34 000	308 874	308 874	158 200
Proceeds from issuance of convertible bond		913 080	0	0	0
Repayments of borrowings		-906 301	0	0	0
Changes in financing receivables		-19 124	-3 431	-3 431	372
Changes in short-terms loans		28 982	41 600	41 600	7 408
Proceeds from long-term loans		1 906 451	23 490	17 367	172 035
Other items		0	0	-2 165	-7 385
Net cash flow from financing activities		1 957 088	370 533	362 245	330 630
Net increase/decrease in cash and cash equivalents		104 825	347 714	363 230	-35 939
Cash and cash equivalents[1] at beginning of the year		398 440	50 348	52 324	87 422
Foreign currency effect on cash and cash equivalents[1]		10 696	378	-369	841
Cash and cash equivalents[1] at end of the year		513 962	398 440	415 185	52 324

[1] This line under NGAAP only refers to cash at hand and in bank.

Index to the Notes

REC Group

Notes to the consolidated financial statements

REC Group

1 General information

Renewable Energy Corporation ASA (the Company) and its subsidiaries (together the REC Group) is a significant player in the international solar energy industry. The areas of operation are principally the development and sale of products related to the photo voltaic (PV) industry. The Company is a limited liability company incorporated and domiciled in Norway. The address of its registered office is Veritasveien 14, Høvik.

These consolidated financial statements have been approved for issue by the Board of Directors on March 23, 2006.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the IFRS years presented, unless otherwise stated.

2.1 Basis of preparation and statement of compliance
The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. The consolidated financial statements of the REC Group have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. The disclosures required by IFRS 1 concerning the transition from generally accepted accounting principles in Norway, (NGAAP) to IFRS are given in note 5. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

Standards, interpretations and amendments to published standards that are not yet effective:
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the REC Group's accounting periods beginning on or after January 1, 2006 or later periods and which the Group has not early adopted. Those which may affect the REC Group's results in the future are:

- IFRIC 4, DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE (effective from January 1, 2006). IFRIC 4 requires that the determination of whether an arrangement is or contains a lease should be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 is not relevant to the REC Group's operations at this point in time.

- IAS 39 (AMENDMENT), CASH FLOW HEDGE ACCOUNTING OF FORECAST INTRAGROUP TRANSACTIONS (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The impact of this amendment may be that certain of the REC Group's intercompany transactions will qualify as a hedged item in the consolidated financial statements. The REC Group will apply this amendment from annual periods beginning January 1, 2006.

- IAS 39 (AMENDMENT), THE FAIR VALUE OPTION (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The REC Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the REC Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The REC Group will make appropriate considerations related to this from January 1, 2006.

- IAS 39 AND IFRS 4 (AMENDMENT), FINANCIAL GUARANTEE CONTRACTS (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management have considered this amendment and concluded that it is not currently relevant to the REC Group.

Note 2 cont.

Note 2 cont.

- IFRS 7, FINANCIAL INSTRUMENTS: DISCLOSURES AND A COMPLEMENTARY AMENDMENT TO IAS 1, PRESENTATION OF FINANCIAL STATEMENTS – CAPITAL DISCLOSURES (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The REC Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures as required by the amendment of IAS 1. The REC Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

The Following amendment is early adopted;
- IAS 19 (AMENDMENT), EMPLOYEE BENEFITS (effective from January 1, 2006). The impact of this amendment is that actuarial gains and losses that under IFRS were deferred and expensed by using the corridor approach now will not show as an expense in the income statement but are recognized immediately in full, directly to equity, through the Statement of Recognized Income and Expense. The other amendments refer to defined benefit plans that share risks between various entities under common control and contractual agreements between multi-employer plans and their participants on distribution of surpluses. None of these other amendments are relevant for REC Group. The REC Group will apply the amendment (which affects only actuarial gains and losses) from annual periods beginning January 1, 2004.

2.2 Consolidation
(a) Subsidiaries
Subsidiaries are all entities over which the REC Group has the power to govern the financial and operating policies generally requiring a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights or options that are currently exercisable or convertible are considered when assessing whether the REC Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the REC Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the REC Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the REC Group's share of the identifiable net assets acquired is recorded as goodwill (see Note 2.6). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. Step acquisitions: both an increase in ownership of a joint venture that becomes a subsidiary and an increase in ownership in a subsidiary company are accounted for in line with the requirements of IFRS 3 with goodwill being recognized at each step of the acquisition when applicable. Where the group purchases shares from a minority interest, the excess value is considered to be goodwill.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the REC Group.

(b) Associates
Associates are all entities over which the REC Group has significant influence but not control, generally encompassing a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost (see Note 2.6).

The REC Group's share of its associates' post-acquisition profits or losses is recognized in the income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the REC Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the REC Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealized gains on transactions between the REC Group and its associates are eliminated to the extent of the REC Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the REC Group.

(c) Joint ventures
The REC Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The REC Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the REC Group's financial statements. The REC Group recognizes the portion of gains or losses on the sale of assets by the REC Group to the joint venture that are attributable to the other ventures. The REC Group does not recognize its share of profits or losses from the joint venture that result from the REC Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

2.3 Segment reporting
A business segment is a distinguishable component of the Group that is engaged in providing products that are subject to risks and returns that are different from those of other business segments; this also corresponds to the internal management reporting in the REC Group. A geographical segment is engaged in providing products within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments (see Note 6).



2.4 Foreign currency translation

(a) FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the REC Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in NOK which is the Company's functional and presentation currency.

(b) TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary financials items such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss.

(c) GROUP COMPANIES

The results and financial position of all the REC Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rate;
(ii) Income and expenses for each income statement are translated at average exchange rates; and
(iii) All resulting exchange differences from translation are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale. The REC Group does not as at December 31, 2005 hold any investments or borrowings accounted for as net investments hedges.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.5 Property, plant and equipment

Land and buildings comprise mainly operating plants and offices. All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the REC Group and the cost of the item can be measured reliably. All other costs are charged to the income statement during the financial period in which they are incurred.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method, to their residual values over their estimated useful lives, as follows:

· Buildings	20-25 years
· Machinery and equipment	7-10 years
· Other tangible assets	3-10 years

The assets' residual values and useful lives are reviewed, and adjusted if necessary, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are reported in the income statement.

2.6 Intangible assets

(a) GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the REC Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses relating to goodwill are not reversed. When applicable gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the REC Group's investment determined by each primary reporting business segment (see Note 2.7).

(b) LICENSES AND OTHER INTANGIBLE ASSETS

Licenses and other intangible assets that have a definite useful life and are carried at historical cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of licenses and other intangible assets over their estimated useful lives (10 years). The REC Group has no indefinite lived intangible asset other than goodwill.

Note 2 cont.

Note 2 cont.

(c) RESEARCH AND DEVELOPMENT

Research expenditures are recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are capitalized as intangible assets when it is probable that the project will be successful considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods. Development costs with a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

2.7 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets

The REC Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity financial assets, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are reported in trade and other receivables in the balance sheet (see Note 2.11).

(c) HELD-TO-MATURITY INVESTMENTS

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the REC Group's management has the positive intention and ability to hold to maturity. During the year, the REC Group did not hold any investments in this category.

(d) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date (see Note 11).

Purchases and sales of investments are recognized on the date on which the REC Group commits to purchase or sell the asset (trade date). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the REC Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost which for receivables approximates to historical cost.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement within 'Fair value/foreign exchange effect on convertible loans', together with interest and dividend income, in the period in which they arise. Changes in the fair value of financial assets or securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities. Dividends on available-for-sale equity instruments are recognized in the income statement when the REC Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial investments is not active or does not exist (i.e. for unlisted securities), the REC Group carries the investments at cost.

The REC Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in note 2.11.



2.9 Accounting for derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The REC Group does not meet IAS 39 requirements to apply hedge accounting, and therefore the fair value changes of derivative financial instruments are reported in the income statement within 'Other financial income/expenses'.

2.10 Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) and excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11 Trade receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less provisions for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the REC Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulty of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate, the amount of the provision is recognized in the income statement.

2.12 Government grants
Grants from the government are recognized at their fair value when there is reasonable assurance that the grant will be received and the REC Group will comply with all attached conditions (see Note 22).

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.13 Cash and cash equivalents
Cash and cash equivalents include cash in hand and deposits held at call with banks, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.14 Share capital
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, are included in equity attributable to the Company's equity holders.

2.15 Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period the borrowings are outstanding using the effective interest method. Borrowings are classified as current liabilities unless the REC Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

REC group has two convertible bonds that are denominated in a foreign currency. Following recent IFRIC guidance, a foreign currency convertible bond is not a compound financial instrument and is classified wholly as a liability in the financial statements. Following IAS 39, by defenition, foreign currency denominated convertible debt contains embedded derivative in relation to the conversion option, and the foreign exchange rates must be remeasured to market at reporting date (see Note 28).

2.16 Income tax
The tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the REC Group and it is probable that the temporary difference will not reverse in the foreseeable future.

note 2 cont.

note 2 cont.

2.17 Employee benefits
(a) PENSION OBLIGATIONS
REC Group companies operate a number of pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The REC Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the REC Group pays fixed contributions into a separate entity. The REC Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds in Norway at the balance sheet date with a 10 year maturity, adjusted for additional term to maturity of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity via the Statement of Recognized Income and Expense in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. The REC Group have not made any changes that are subject to vesting conditions.

For defined contribution plans, the REC Group pays contributions to privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The REC Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) TERMINATION BENEFITS:
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The REC Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(c) BONUS PAYMENT
The REC Group recognizes a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The REC Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.18 Provisions
Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the REC Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Assessment of fair value and likelihood is made at each reporting date. Provisions are provided at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.19 Revenue recognition
Revenue comprises the fair value for the sale of goods, net of value-added tax returns, rebates and discounts and after eliminated sales within the REC Group. Revenue is recognized:

When a REC Group entity has delivered products to the customer; the customer has accepted the products and collectibility of the related receivables is reasonably assured. REC products are often sold with a right of return. Accumulated experience is used to estimate and provide for such returns at the time of sale.

2.20 Leases.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leases of property, plant and equipment where the REC Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.21 Dividend distribution

Dividend distributions to the Company's shareholders are recognized as a liability in the REC Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3 Financial risk management

3.1 Financial risk factors

The REC Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The REC Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the REC Group's financial performance. The REC Group uses derivative financial instruments to hedge certain risk exposures, but does not meet IAS 39 requirements to apply hedge accounting.

Risk management is carried out by local entities based on policies developed by head office and approved by the Board of Directors. The entities identify, evaluate and hedge financial risks in close co-operation with the REC Group management. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk and interest-rate risk.

(a) CURRENCY RISK

At the beginning of 2006, the REC Group finalized the development of a new and revised financial policy in connection with the refinancing of the entire REC Group. Through this process, financing will be lifted from subsidiary level to REC Group level and this will further enable a centralized implementation of foreign exchange risk mapping and management.

The REC Group operates internationally and is exposed to foreign exchange risk, primarily with respect to the US dollar, NOK, EUR and SEK. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the REC Group use forward contracts. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. The individual entities are responsible for managing their net position in each foreign currency by using external forward currency contracts.

The REC Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the REC Group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

(b) CREDIT RISK

The REC Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions.

(c) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the REC Group aims to maintain flexibility in funding by keeping committed credit lines available.

(d) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

As the REC Group has no significant interest-bearing assets, the REC Group's income and operating cash flows are substantially independent of changes in market interest rates.

The REC Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the REC Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the REC Group to fair value interest-rate risk. REC Group policy set to balance interest-rate risk through a combination of variable and fixed interest rate borrowings. The group aims to ensure that at least 25% of borrowings are fixed, and 25% of borrowings are floating, with the remainder being set as appropriate. Interest rate swaps are utilized, where necessary, to achieve the desired balance.

The REC Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps. Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest-rate swaps, the REC Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Note 3 cont.

Note 3 cont.

(e) DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING

All derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement, within 'Other financial income/expenses'.

3.2 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the REC Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques if not measured at cost. The REC Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. These calculations are performed by independent brokers.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.

4 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The REC Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) ESTIMATED FAIR VALUE OF CASH GENERATING UNITS

The REC Group tests annually whether goodwill has suffered any impairment, or when there are impairment indicators related to other assets, in accordance with the accounting policy stated in note 2.6. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 7).

(b) INCOME TAXES

The REC Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The REC Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. If the actual final outcome (on the judgment areas) differs significantly from management's estimates, the Group would need to increase or decrease the tax liability and the deferred tax liability.

(c) FAIR VALUE OF DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The REC Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. These calculations are performed by brokers who are independent of the group.

5 Transition to international financial reporting standards

[NOK in thousand]

The REC Group is reporting its financial results for the first time in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the Norwegian Accounting Act. This statement presents and explains how the transition from Norwegian Generally Accepted Accounting Principles (NGAAP) to IFRSs has affected the group's financial position, performance and cash flows. The date of transition is January 1, 2004.

Highlights

2004 REC Group earnings before financial items, taxes, depreciation and amortization increased to NOK 39 824 (NGAAP NOK -3 677) and 2004 REC Group loss before tax declined to NOK -8 352 (NGAAP NOK -51 729), due mainly to the fact that amortization of goodwill under NGAAP has been reversed in the IFRS results.

Total equity as at December 31 of 2004 increased to NOK 1 074 034 (NGAAP NOK 924 867), due mainly to reversal of amortization of goodwill under NGAAP totalling NOK 56 780 and the inclusion of NOK 192 679 of goodwill on acquisitions of the minority interest in a subsidiary. Under NGAAP the acquisition was accounted for using book values.

2004 REC Group net cash flow decreased by NOK 15 516 as a result of the transition. This is due to the change of accounting for Solar Grade Silicon LLC ("SGS") from consolidation with a minority interest under NGAAP to being accounted for as a joint venture under IFRS.

The standards giving rise to most significant changes to the audited consolidated results of the group on transition from NGAAP to IFRS were: IAS 27 Consolidation, IAS 31 Joint Ventures, IFRS 3 Business combinations, IAS 19 Employee Benefits and IAS 16 Property, Plant and Equipment.

5.1: Basis of preparation

IFRS 1 First Time Adoption of International Financial Reporting Standards permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. The REC Group has taken the following optional exemptions:

(a) Business combinations (IFRS 3): The group has chosen not to restate business combinations prior to the transition date;
(b) Employee benefits (IAS 19): All cumulative actuarial gains and losses have been recognized directly to equity on transition date;
(c) Financial instruments (IAS 39): The group has taken the exemption not to restate 2004 comparatives information for IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement; As a result, financial instruments are reported in the December 31, 2004 balance sheet and 2004 income statements according to NGAAP;
(d) Cumulative translation differences (IAS 21): The group has adopted the exemption allowing the cumulative translation differences related to foreign subsidiaries to be reset to zero at transition date.

A summary of the principal differences between NGAAP and IFRS as applicable to REC is as follows:

5.2. Explanation of IFRS adjustments to the consolidated opening balance sheet as at January 1, 2004

a) PROPERTY, PLANT AND EQUIPMENT

IAS 16 requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately, which is commonly referred to as "component accounting". A full exercise was performed on transition to calculate the position as if component accounting had always been in effect. The impact on the opening balance sheet is an increase in property, plant and equipment of NOK 2 003, to a total of NOK 683 958.

b) DEFERRED TAXES

The REC Group has recognized deferred taxes on temporary differences on investments in subsidiaries under NGAAP. When the shares in REC ScanCell, REC Solar AS and REC ScanWafer AS were acquired, the original tax values were transferred from previous owners. This resulted in a higher book value than the tax values, and a temporary deferred tax liability was generated. According to IFRS, such a liability should not be recognized and therefore deferred tax liabilities have been reduced by NOK 3 482.

Changes in the treatment of taxes related to government grants have resulted in a reduction to deferred tax assets of NOK 1 917 at January 1, 2004. Under NGAAP, deferred tax assets were recognized for differences between the carrying values of assets in the financial statements and the tax values which arise from the receipt of government grants. These differences are not recognized as deferred tax assets under IFRS, because deferred tax assets are not recognized on initial recognition.

The REC Group has reviewed the requirements under IAS 19 and have reduced the discount rates for the pension schemes compared to previous Norwegian GAAP. The impact on the opening balance sheet is an increase in the pension liability of NOK 3 298 and recognizing unrecognized actuarial gains and losses in pension schemes against equity, which impacts the deferred tax amount by NOK 923.

Other changes amounting to NOK 467 relate to the deferred tax impact of changes in property, plant and equipment detailed above.

Summary of deferred tax adjustments:	
Investment in subsidiaries	3 482
Government grants	–1 917
Pensions	923
Property, plant and equipment	–467
Increase in deferred tax assets	2 021

c) RETIREMENT BENEFIT OBLIGATIONS

The REC Group has reviewed the requirements under IAS 19 and reduced the discount rates for the pension schemes compared to previous Norwegian GAAP. The impact on the opening balance sheet is an increase in the pension liability of NOK 3 298 and recognizing previously unrecognized actuarial gains and losses in pension plans against equity.

d) BORROWINGS

Under NGAAP the REC Group treated most of their leases as operating leases. Under IFRS, due to stricter requirements, some of these leases are considered to be finance leases, requiring the leased assets to be capitalized, with a corresponding liability being recorded in the REC Group accounts. The impact on the balance sheet is an increase in property, plant and equipment of NOK 335 and an increase in other short term liabilities of NOK 335.

e) EQUITY

The net effect of all of the above changes is booked against equity in the opening balance sheet of January 1, 2004 amounting to NOK 391.

Note 5 cont.

5.3. Explanation of IFRS adjustments to the consolidated balance sheet as at December 31, 2004

f) PROPERTY, PLANT AND EQUIPMENT

As detailed in 5.2. a), the implementation of component accounting has impacted the opening balance sheet. The impact on the balance sheet as of December 31, 2004, was an increase of NOK 14 415, to a total of NOK 791 942.

g) INTANGIBLE ASSETS

The increase of NOK 192 679 is due to two factors: the recognition of goodwill on an acquisition (see Note p, u) and the reversal amortization of goodwill under NGAAP totalling NOK 56 780 (see Note o). Goodwill is not amortized under IFRS.

h) DEFERRED TAX ASSETS

Under NGAAP, deferred tax assets were recognized for differences between the carrying values of assets in the financial statements and the tax values from the receipt of government grants. These differences are not recognized as deferred tax assets under IFRS.

The REC Group has reviewed the requirements under IAS 19 and reduced the discount rates for the pension schemes compared to previous Norwegian GAAP. The impact on the closing balance sheet is an increase in the pension liability of NOK 7 627 and recognizing unrecognized actuarial gains and losses in pension schemes against equity, which impacts the deferred tax amount by NOK 1 460.

Other changes amounting to NOK 436 relate to the deferred tax impact of changes to property, plant and equipment detailed above.

Summary of deferred tax adjustments:	
Government grants	–2 653
Pensions	1 460
Property, plant and equipment	–436
Reduction in deferred tax assets	–1 629

i) INVENTORIES

As a result of the change in the method of accounting for SGS (see Note s), inventories have increased by NOK 1 020. Under NGAAP, SGS was a subsidiary and the REC Group inventory value was reduced for 100% of the unrealized profits on inventory purchased from the subsidiary that remained within the REC Group at December 31, 2004. Under IFRS, SGS is a joint venture and therefore inventory value is reduced for unrealized profit by the REC share in the entity (70%).

j) EQUITY

Equity at December 31, 2004 increased by NOK 198 412 under IFRS as compared to NGAAP. NOK 152 460 refers to the purchase of REC ScanWafer AS and the recording of goodwill related to the acquisition of the remaining minority interest to 100% (see Note t). The remaining amount of NOK 45 952 is the net result of all other adjustments being recorded to equity.

k) RETIREMENT BENEFIT OBLIGATIONS

The REC Group has reviewed the requirements under IAS 19 and reduced the discount rates for the pension schemes compared to previous Norwegian GAAP. The impact on the closing balance sheet is an increase in the pension liability of NOK 7 627, to a total of NOK 22 303.

l) BORROWINGS

Under NGAAP the REC Group has treated most of their leases as operating leases. Under IFRS, due to stricter requirements, some of these leases are considered to be finance leases, requiring the PPE to be capitalized, with a corresponding liability being recorded in the Group accounts. The impact on the balance sheet is an increase in borrowings of NOK 449.

5.4. Explanation of IFRS adjustments to the income statement for the year ended December 31, 2004

m) RAW MATERIALS AND CONSUMABLES USED

As a result of the change in the method of accounting for SGS (see Note l), inventories have increased by NOK 1 020 under IFRS as compared to NGAAP. Under NGAAP, SGS was a subsidiary and the REC Group inventory value was reduced for 100% of the unrealized profits on inventory purchased from the subsidiary that remained within the REC Group at December 31, 2004. Under IFRS, SGS is a joint venture and therefore inventory value is reduced for unrealized profit by the REC share in the entity (70%).

n) EMPLOYEE COMPENSATION AND BENEFIT EXPENSE

The review of the pension position under IFRS resulted in an income statement charge of NOK 15.

o) GOODWILL

Goodwill amortization of NOK 56 780 under NGAAP has been reversed. All goodwill has been tested for impairment at both transition date and at December 31, 2004, (in accordance with IFRS) and no impairment charges were required.

p) OTHER EXPENSES

As a result of the re-classification, of some leases from operating lease to finance lease, the effect on the income statement was a reduction in costs of NOK 80.

q) FINANCE COST

As a result of the re-classification of some leases from operating lease to finance lease, the effect on the income statement was an increase in finance costs of NOK 17.

r) INCOME TAX EXPENSE
Under NGAAP, deferred tax assets were recognized for differences between the carrying values of assets in the financial statements and the tax values which arise from the receipt of government grants. These differences are not recognized as deferred tax assets under IFRS. The tax effect of the adjustment to inventories detailed in note (l) and (n) was a change in income tax expense of NOK 286. The tax expense of the adjustment to property, plant and equipment as detailed in notes (a) and (f) was NOK 430. Remaining changes, amounting to NOK 107, relate mainly to the tax element of changes in classification of leases and the increase in employee benefit expense.

Summary of tax expense adjustments:	
Government grants	-736
Inventories	-286
Property, plant and equipment	-430
Other	107
Reduction in tax expense	-1 345

s) JOINT VENTURE
Under NGAAP, the assets and liabilities of the 70% shareholding in SGS was accounted for 100% in the consolidated financial statements with a 30% minority interest. Under IFRS, SGS is consolidated as a 70% joint venture, and is proportionately consolidated and is proportionately consolidated as terms of the joint venture agreement prevented the REC Group from controlling the entity. This change impacts many individual categories and therefore these changes are shown as a separate column (headed SGS ADJ JV).

t) ACQUISITION
In 2004, the REC Group acquired the remaining shares of REC ScanWafer AS to make it a wholly owned subsidiary. Under NGAAP, this was treated as a common control transaction at book value and no goodwill was recorded. Under IFRS, the main transaction is treated as a business combination with goodwill of NOK 152 460 with other items giving a net effect of NOK 135 899 (see Note g).

u) CONVERTIBLE DEBT
The fair value effect/exchange effect on convertible loans NOK 6 123, shown on a separate line under IFRS.

5.5 REC Group balance sheets (as restated for IFRS)

RECONCILIATION OF THE BALANCE SHEET AND EQUITY AT JANUARY 1, 2004

			EFFECT OF TRANSITION TO IFRS		
			SGS ADJ JV		
	NOTE	NGAAP	(Note s)	OTHER	IFRS
Non-current assets					
Property, plant and equipment	a	689 486	-7 531	2 003	683 958
Intangible assets		281 093			281 093
Investments in associates		5 888			5 888
Deferred tax assets	b	110 639	-285	2 021	112 375
Investment in shares		1 091			1 091
Other receivables		21 844			21 844
		1 110 041	-7 816	4 024	1 106 249
Current assets					
Inventories		293 939	-39 075		254 864
Trade and other receivables		166 993	-32 567		134 426
Cash and cash equivalents		52 324	-1 976		50 348
		513 256	-73 618		439 638
Total assets		1 623 295	-81 434	4 024	1 545 885
Equity					
Paid-in capital		710 629			710 629
Retained earnings	e	-207 514	-5 107	391	-212 230
Minority interest		146 789	-39 928		106 861
Total equity		649 904	-45 035	391	605 260
Non-current liabilities					
Long term loans, provisions and other liabilities		568 485			568 485
Retirement benefit obligations	c	10 774		3 298	14 072
		579 259		3 298	582 557
Current liabilities					
Trade payables		148 733	-13 564		135 169
Short term loans, provisions and other liabilities	d	245 399	-22 835	335	222 899
		394 132	-36 399	335	358 068
Total liabilities		973 391	-36 399	3 633	940 625
Total liabilities and equity		1 623 295	-81 434	4 024	1 545 885

Note 5 cont.

Note 5 cont.

RECONCILIATION OF THE BALANCE SHEET AND EQUITY AT DECEMBER 31, 2004

			EFFECT OF TRANSITION TO IFRS		
			SGS ADJ JV		
	NOTE	NGAAP	(Note s)	OTHER	IFRS
Non-current assets					
Property, plant and equipment	f	784 653	-7 126	14 415	791 942
Intangible assets	g, o	228 632		192 679	421 311
Investments in associates		10 910			10 910
Deferred tax assets	h	113 205		-1 629	111 576
Investment in shares		3 086			3 086
Other receivables		13 080			13 080
		1 153 566	-7 126	205 465	1 351 905
Current assets					
Inventories	i	207 544	-11 612	1 020	196 952
Trade and other receivables		255 139	-26 364		228 775
Cash and cash equivalents		415 185	-16 745		398 440
		877 868	-54 721	1 020	824 167
Total assets		2 031 434	-61 847	206 485	2 176 073
Equity					
Share capital		1 042 195			1 042 195
Retained earnings	j	-166 573		198 412	31 839
Minority interest		49 245	-49 245		0
Total equity		924 867	-49 245	198 412	1 074 034
Non-current liabilities					
Long term loans, provisions and other liabilities		591 276			591 276
Retirement benefit obligations	k	14 676		7 627	22 303
		605 952		7 627	613 579
Current liabilities					
Trade payables		212 608	-10 051		202 557
Short term loans, provisions and other liabilities	l	288 007	-2 556	449	285 900
		500 615	-12 607	449	488 562
Total liabilities		1 106 567	-12 607	8 076	1 102 041
Total liabilities and equity		2 031 434	-61 847	206 485	2 176 073

5.6 REC Group income statement (as restated for IFRS)

RECONCILIATION OF NET INCOME FOR YEAR ENDED DECEMBER 31, 2004

			EFFECT OF TRANSITION TO IFRS		
			SGS ADJ JV		
	NOTE	NGAAP	(Note s)	OTHER	IFRS
Revenues		1 418 140	-147 948		1 270 192
Raw materials and consumables used	m	-512 401	-2 055	1 020	-513 436
Changes in inventories of finished goods and work in progress		-81 902	20 993		-60 909
Employee compensation and benefit expense	n	-291 539	29 558	15	-261 996
Other operating expenses	p	-377 049	84 158	80	-292 791
Earnings before financial items, taxes, depreciation and amortization		155 249	-15 274	1 115	141 060
Depreciation, amortization and impairment charges	o	-158 926	910	56 780	-101 236
Earnings before financial items and taxes		-3 677	-14 364	57 895	39 824
Other gains-net		-6 715			-6 715
Finance costs - net	q	-39 759	-108	-17	-46 006
Share of loss of associates		-1 578			-1 578
Fair value/foreign exchange effect on convertible loans	u	0		6 123	6 123
Profit/loss before income tax		-51 729	-14 472	57 849	-8 352
Income tax expense	r	3 608		-1 345	2 263
Profit/loss for the year		-48 121	-14 472	56 504	-6 089
Attributable to:					
Equity holders of the Company		-62 593			
Minority interest		14 472	-14 472		0

5.7 REC Group cash flow statement (as restated for IFRS)

RECONCILIATION OF CASH AND CASH EQUIVALENTS FOR THE YEAR ENDED DECEMBER 31, 2004

	EFFECT OF TRANSITION TO IFRS		
	NGAAP	Adjustment	IFRS
Net increase in cash and cash equivalents	363 230	-15 516	347 714
Cash and cash equivalents* at beginning of the year	52 324	-1 976	50 348
Exchange gains/(losses) on cash and cash equivalents*	-369	747	378
Cash and cash equivalents* at end of the year	415 185	-16 745	398 440

*This line under NGAAP only refers to cash at bank and in hand.

As explained in note (t), the method of accounting for the results of SGS changed from consolidation of a 100% subsidiary less 30% minority interest under NGAAP to accounting as a 70% joint venture under IFRS. This change impacts the reported level of cash at bank and in hand as under NGAAP 100% of the SGS cash balances were included whereas under IFRS 70% of SGS cash balances are reported. The change of NOK 15 516 also impacts the net cash flows from operating, investing and financing activities.

6 Segment information

Business segments
At December 31, 2005, the Group is organized on a worldwide basis into three main business segments: (1) Silicon, (2) Wafer and (3) Solar. Inter-segment pricing is determined on an arm length basis.

The segment results for the year ended December 31, 2005 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Revenues - third parties		652 711	1 396 374	403 727	1 104	2 453 916
Revenues - REC Group		365 348	200 056	206	6 875	0
Total revenues		1 018 059	1 596 430	403 933	7 979	2 453 916
Earnings before financial items, taxes, depreciation, amortization, impairment and associates		413 018	417 104	86 365	-86 306	830 181
Total depreciation, amortization and impairment charges	8, 7					-228 734
Net financial items	25					-564 312
Share of loss of associates	9					-7 052
Profit/loss before tax						30 083
Income tax expense	19					-26 160
Profit/loss for the year						3 923

The segment results for the year ended December 31, 2004 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Revenues - third parties		250 824	804 346	213 617	1 405	1270 192
Revenues - REC Group		87 779	79 592	375	4 860	0
Total revenues		338 603	883 938	213 992	6 265	1 270 192
Earnings before financial items, taxes, depreciation, amortization, impairment and associates		26 395	149 267	-9 113	-25 489	141 060
Total depreciation, amortization and impairment charges	8, 7					-101 236
Net financial items	25					-46 598
Share of loss of associates	9					-1 578
Profit/loss before tax						-8 352
Income tax benefit	19					2 263
Profit/loss for the year						-6 089

Other segment items included in the income statement for the year ended December 31, 2005 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Amortization of intangible assets	8	-9 448	-4 200	0	0	-13 648
Impairment of tangible assets	7	0	-10 373	-3 360	0	-13 733
Depreciation, amortization and impairment charges	7	-60 222	-112 212	-28 751	-168	-201 353

Note 6 cont.

Note 6 cont.

Other segment items included in the income statement for the year ended December 31, 2004 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Amortization of intangible assets	8	0	-3 415	0	0	-3 415
Impairment of tangible assets	7	0	-2 849	-3 744	0	-6 593
Depreciation, amortization and impairment charges	7	-1 193	-72 406	-17 387	-242	-91 228

Net financial items include gains and losses from foreign currency derivatives. Finance costs include fair value gains/losses from "economic cash flow hedges" of interest-bearing borrowings that have been reported in the income statement during the financial year. Unallocated costs represent corporate expenses. Intercompany sales or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment assets and liabilities at December 31, 2005 are as follows:

	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Assets	3 416 767	1 798 723	449 293	340 886	6 005 669
Associates	0	0	0	58 150	58 150
Total assets	3 416 767	1 798 723	449 293	399 036	6 063 819
Liabilities	3 039 331	1 152 342	306 031	335 317	4 833 021

The segment assets and liabilities at December 31, 2004 are as follows:

	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Assets	227 842	1 080 488	275 592	581 241	2 165 163
Associates	0	0	0	10 910	10 910
Total assets	227 842	1 080 488	275 592	592 151	2 176 073
Liabilites	155 828	680 852	245 514	19 843	1 102 035

CAPITAL EXPENDITURES TANGIBLE & INTANGIBLE ASSETS	2005	2004
REC Silicon	2 458 728	21 149
REC Wafer	264 145	314 520
REC Solar	140 538	31 727

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash, deferred taxes and investments. Segment liabilities comprise operating liabilities, including items such as taxation and corporate borrowings and related interest rate derivatives.

Geographical segments
The REC Group's three business segments operate in 3 main geographical areas, and they are managed on a worldwide basis. The head office is Norway. The areas of operation are principally the manufacturing and sale of solar energy products in all segments.

The Group's sales are mainly in countries within the Euro zone, the US and Asia and are allocated based on the country in which the customer is located.

TOTAL REVENUES	2005	2004
Europe	1 907 180	941 265
US	158 107	39 913
Asia	1 004 132	606 331
Other countries	68 824	35 452
Sum	3 138 243	1 622 961
Eliminations	-684 327	-352 769
Total revenues	2 453 916	1 270 192

Total assets are allocated based on where the assets are located.

TOTAL ASSETS	2005	2004
Europe	3 952 821	1 953 947
US	3 367 246	216 768
Asia	0	0
Other countries	33 579	22 552
Associates (see Note 9)	58 150	10 910
Sum	7 411 796	2 204 177
Eliminations	-1 347 977	-28 104
Total assets	6 063 819	2 176 073

Total capital expenditures are allocated based on where the assets are located:

CAPITAL EXPENDITURES TANGIBLE & INTANGIBLE ASSETS	2005	2004
Europe	392 543	188 359
US	2 458 728	21 149
Asia	0	0
Other countries	12 281	8 936

7 Property, plant and equipment

	LAND AND BUILDINGS	MACHINERY AND EQUIPMENTS	OTHER TANGIBLE FIXED ASSETS	TOTAL
At January 1, 2004				
Net book amount	186 374	448 139	49 447	683 960
Year ended December 31, 2004				
Opening net book amount	186 374	448 139	49 447	683 960
Exchange differences	-480	-4 260	-520	-5 260
Acquisition of subsidiaries	161 923	39 441	15 030	216 394
Disposals	-364	-4 945	-22	-5 331
Depreciation charge	-9 248	-69 045	-12 935	-91 228
Impairment charge	0	-6 593	0	-6 593
Closing net book amount	338 205	402 737	51 000	791 942
At December 31, 2004				
Cost	361 240	582 333	79 358	1 022 931
Accumulated depreciation	-23 035	-179 596	-28 358	-230 989
Net book amount	338 205	402 737	51 000	791 942
Year ended December 31, 2005				
Opening net book amount	338 205	402 737	51 000	791 942
Exchange differences	19 120	124 959	11 598	155 677
Acquisition of subsidiaries (see Note 31)	288 761	1 639 132	182 263	2 110 156
Effect on SGS acquisition (see Note 31)	87 879	19 995	0	107 874
Additions	65 087	336 419	24 928	426 434
Disposals	-10 598	-5 195	0	-15 793
Depreciation charge	-17 476	-161 799	-22 078	-201 353
Impairment charge	0	-13 733	0	-13 733
Closing net book amount	770 978	2 342 515	247 711	3 361 204
At December 31, 2005				
Cost	811 161	2 683 397	299 587	3 794 145
Accumulated depreciation	-40 183	-340 882	-51 876	-432 941
Net book amount	770 978	2 342 515	247 711	3 361 204

Property, plant and equipment includes the following amounts where the REC Group has recorded assets under finance leases:

	2005	2004
Cost - capitalized finance leases	6 404	431
Accumulated depreciation	-668	-93
Net book amount	5 736	338

Lease rentals amounting to NOK 44 859 (2004: NOK 12 515) relating to the lease of machinery and property and company cars, respectively, are included in the income statement. Bank borrowings are secured on property, plant and equipment for the value of NOK 2 496 930 (2004: NOK 1 428 129) (see Note 18).

8 Intangible assets

	GOODWILL	LICENSES AND OTHER INTANGIBLE ASSETS*	TOTAL
At January 1, 2004			
Net book amount	248 543	31 765	280 308
Year ended December 31, 2004			
Opening net book amount	248 543	31 765	280 308
Exchange differences	-5 421	0	-5 421
Acquisition of subsidiary	149 839	0	149 839
Amortization charge	0	-3 415	-3 415
Closing net book amount	392 961	28 350	421 311
At December 31, 2004			
Cost	392 961	31 765	424 726
Accumulated amortization/impairment	0	-3 415	-3 415
Net book amount	392 961	28 350	421 311

	GOODWILL	LICENSES AND OTHER INTANGIBLE ASSETS*	TOTAL
Year ended December 31, 2005			
Opening net book amount	392 961	28 350	421 311
Exchange differences	13 495	2 792	16 287
Additions	0	855	855
Acquisition of subsidiaries (see Note 31)	139 290	65 043	204 333
Amortization charge (see Note 22)	0	-13 648	-13 648
Closing net book amount	545 747	83 392	629 139
At December 31, 2005			
Cost	545 747	98 448	644 195
Accumulated amortization/impairment	0	-15 056	-15 056
Net book amount	545 747	83 392	629 139

*Other intangible assets include an exclusive technology agreement with ALD which supplies furnaces. The agreement requires REC ScanWafer AS to buy certain number of furnaces within certain time. In return ALD will not share their technology or sell furnaces to any of our competitors. The agreement is amortized over its estimated useful life. Total research and development costs recognized in the income statement amounts in NOK 50 414 (2004: NOK 6 166).

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to business segment as the segment represents the lowest level of independent cashflows for the underlying assets. A segment-level summary of the goodwill allocation at December 31, 2005 is presented below:

GOODWILL	2005	2004
REC Silicon	199 338	58 876
REC Wafer	342 325	330 001
REC Solar	4 084	4 084
Total REC Group	545 747	392 961

The recoverable amount of each CGU is determined based on value-in-use calculations using cash flow projections included in financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the solar energy industry in which the CGU operates.

Key assumptions used for value-in-use calculations

	SILICON	WAFER	SOLAR
Growth rate[1]	1%	1%	1%
Discount rate[2]	9%	9%	9%

[1] Weighted average growth rate used to extrapolate cash flows beyond the budget period
[2] Pre-tax discount rate applied to the cash flow projections

These assumptions have been used for the analysis of each CGU. Management determined budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts in the industry. The discount rates used are pre-tax and reflect specific risks relating to the solar energy industry.

9 Investments in associates

	2005	2004
Beginning of the year	10 910	0
REC ScanWafer GMBH[1]	-3 998	3 976
Investment in associates[2]	58 290	8 512
Share of loss in associates[3]	-7 052	-1 578
End of the year	58 150	10 910

[1] REC ScanWafer GmbH has in 2005 been accounted for as a subsidiary and therefore the 2004 associate investment has been reclassified.
[2] The company's investment is equal to its ownership share in the net assets of associates.
[3] Share of loss is after tax and minority interest of associates.

During the year the REC Group increased its investments in CSG Solar by 2.03% for a cost of NOK 58 290.

100% of the result of the associates, all of which are unlisted, are as follows:

	NAME	COUNTRY OF COMPANY OFFICE	ASSETS	LIABILITIES	REVENUE	PROFIT/ LOSS	INTEREST HELD/ % VOTE RIGHTS
2004	CGS Solar AG	Germany	37 967	28 843	1 255	-15 641	21%
2005	CGS Solar AG	Germany	441 225	83 291	5 696	-30 619	23.03%

10 Joint Venture

The REC Group had in 2004 a 60%/70% interest in a joint venture (Note 2.2 c), Solar Grade Silicon LLC (SGS), which produces silicon to the solar industry. The change in interest was at September 30, 2005. At that date REC Group increased our ownership from 60% to 70%. The purchase of the additional 10% of the joint venture in 2004 resulted in the REC Group's incremental increase in its share of the net assets in SGS being accounted for at fair value. Upon obtaining control through the completion of the purchase of the remaining 30% interest in 2005, all net assets of SGS were remeasured at fair value. The following amounts represented the REC Group's 60/70% share of the assets and liabilities, sales and results of the joint venture in 2004 as included in the balance sheet and income statement. The joint venture method of accounting (proportionate consolidation) is used to recognize the interest in SGS. In 2005 REC acquired the remaining 30% of shares and gained 100% control of SGS.

	2005	2004
Ownership at December 31:		70%
Non-current assets		16 625
Current assets		127 681
		144 306
Liabilities:		
Non-current liabilities		0
Current liabilities		29 399
		29 399
Net assets		114 907
Ownership in the period:	70% for 5 months	60% for 9 months 70% for 3 months
Revenues	215 860	338 319
Expenses	-162 203	-312 085
Net financial items	481	250
Profit after income tax	54 138	26 484
Ownership interest in joint venture	100%	70%

The 2005 income statement figures include 70% of SGS in the joint venture owner period (first 7 months). At December 31, 2005, SGS was a 100% subsidiary and therefore 100% of the assets and liabilities were included in the group balance sheet and therefore are not shown in the above table.

11 Investment in shares (accounted for as available-for-sale financial assets)

	2005	2004
Beginning of the year	3 087	1 091
Write downs	0	-504
Acquisition of subsidiary[1]	-2 500	0
Additions	37 603	2 500
End of the year	38 190	3 087
Less: non current portion	-38 190	-3 087
Current portion	0	0

[1] An addition to available-for-sale financial assets in 2004 (SiTech AS) became a subsidiary during 2005 and therefore the investment has been reclassified.

Available-for-sale financial assets include the following unlisted securities at December 31, 2005:

	REGISTERED OFFICE	BOOK VALUE	OWNERSHIP/ VOTING SHARES
Affitech AS	Norway	70	1,65%
EverQ	Germany	37 114	15%
Si-Pro AS	Norway	435	18%
Meløy Bedriftsservice AS	Norway	55	11%
Edisun Power AG	Germany	516	5%
Total		38 190	

All of the investments above are carried at cost due to the fact that they are unlisted securities and therefore the fair value cannot be measured reliably.

12 Derivative financial instruments

	2005 ASSETS	2005 LIABILITIES	2004 ASSETS	2004 LIABILITIES
Interest rate swaps	5 915	0	0	0
Forward foreign exchange contracts	17 032	18 748	1 097	1 241
Total	22 947	18 748	1 097	1 241
Less non-current portion:	0	0	0	0
Current portion	22 947	18 748	1 097	1 241

Financial instruments are used extensively to reduce exchange rate and interest rate risk at REC Group. Exchange rate and interest rate instruments are carried at market value. REC Group manages the hedging of cash flow from operating activities exposed to exchange rate risk, as a portfolio on the basis of anticipated future cash flows. Contracts used for this purpose do not qualify for hedge accounting in 2005.

FORWARD FOREIGN EXCHANGE CONTRACTS	2005	2004
The notional principal amounts of the outstanding foreign exchange contracts:		
EUR	338 500	9 000
Total forwards sales	338 500	9 000
USD	171 200	44 800
GBP	2 150	0
CHF	16 000	0
Total forwards purchase	189 350	44 800

INTEREST-RATE SWAPS	2005	2004
The notional principal amounts of the outstanding interest-rate swap contracts	595 035	0

At December 31, 2005, the fixed interest rates vary from 2.95% to 3.25% (2004: 3.98% to 4.50%). There will also be a margin on the dept varying from 0.5% to 1.65% dependent on which facility and the debt/EBITDA.

Derivative financial instruments are included at fair value within other receivables (see Note 13).

13 Trade and other receivables

	2005	2004
Trade receivables	372 068	167 881
Less provision for impairment of receivables	-7 345	-220
Trade receivables - net	364 723	167 661
Prepayments	245 169	14 858
Other receivables	314 044	59 336
Total	559 213	74 194
Less non-current portion: Other receivables	-37 468	-13 080
Current portion - other receivables	521 745	61 114

The carrying amounts of trade and other receivables approximates their fair value.

All non-current receivables are due after one year from the balance sheet date.

Credit risk related to customers is considered to be low and there is no concentration of credit risk with respect to trade receivables. The REC Group has recognized a loss amount of NOK 910 (2004: NOK 28) for the impairment of its trade receivables during the year ended December 31, 2005. The loss has been included in other expenses in the income statement.

14 Inventories

	2005	2004
Raw materials	213 867	151 515
Work in progress	59 128	17 320
Finished goods	78 014	28 117
	351 009	196 952

The group recorded a write down of inventory totalling NOK 2 290 at the year end 2005.

15 Cash and cash equivalents

	2005	2004
Cash at bank and in hand	481 820	372 473
Short-term bank deposits	32 142	25 967
Total cash and cash equivalents	513 962	398 440

The effective interest rate on short-term bank deposits was 0% (2004: 0%); these deposits have an average maturity of 60 days.

Restricted bank deposits relate to withheld tax from employees, amounting to NOK 11 247 (2004: NOK 7 652) and a USD 3 million (2004: USD 3 million) cash deposit in Bank of America, booked at NOK 20 895 (2004: NOK 18 315), placed by the Company as collateral for a credit facility by SGS. Interest on this cash deposit has per December 31, 2005 been accumulated to USD 87.

Restrictions on cash at bank and in hand
In 2004, the Company had a restricted bank deposit as collateral for financing the subsidiary ScanModule AB amounting to NOK 6 700, which expired on the refinancing in 2005.

16 Paid in capital

	SHARE CAPITAL	SHARE PREMIUM	TREASURY SHARES	OTHER PAID IN CAPITAL	TOTAL
At January 1, 2004	26 536	372 391	-766	312 568	710 729
Increase in share capital	10 750	294 780	0	25 170	330 700
Treasury shares transactions	0	0	766	0	766
At December 31, 2004	37 286	667 171	0	337 738	1 042 195
Transfer of share premium reserves to share capital	261 004	-261 004	0	0	0
Paid in capital shareholder agreement and agreement CEO *	4 500	29 500	0	0	34 000
SiTech (contribution in kind)	1 530	17 581	0	0	19 111
Treasury shares transactions	0	0	-225	0	-225
At December 31, 2005	304 319	453 248	-225	337 739	1 095 081

The total authorised number of ordinary shares with a par value of NOK 20 per share at January 1, 2004 and December 31, 2004 and 2005 was 10 570 474, 14 914 507 and 15 215 947, respectively. All issued shares are fully paid.

The REC Group acquired 11 268 of its own shares on May 30, 2005. The total amount paid to acquire the shares was NOK 2 873 and has been deducted from shareholders' equity. The shares are held as 'treasury shares'. The Company has the right to reissue these shares at a later date.

* NOK 29 000 relates to a share issue directed at Elkem AS (NOK 145 per share), in connection with an option received in Q4 2004.

Shares and options owned by the President and CEO, members of the board and members of the management group:

NAME	TITLE	NO. OF SHARES 2005	2004
Reidar Langmo (through Rebeljo Invest AS)	Senior Vice President	320 762	335 762
Halvor T. Svartdal (through Hektor AS)	Board member	68 000	68 000
Erik Sauar (through Sauar Invest AS)	Senior Vice President and CTO	43 325	44 375
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	34 071	34 071
Erik Thorsen	President and CEO	20 000	0
Bjørn R. Berntsen (through Labra Invest AS)	Senior Vice President	15 000	15 000
Reidar Langmo (through Rebeljo AS)	Senior Vice President	11 636	48 636
Bjørn R. Berntsen	Senior Vice President	11 353	11 353
Erik Thorsen (through Toleko AS)	President and CEO	5 000	0
Thor-Christian Tuv (through The Tuv AS - under establishment)	Executive Vice President	5 000	0
Jon André Løkke	Senior Vice President & CFO	5 000	0
John Andersen Jr.	Executive Vice President	5 000	5 000
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927	1 927

The following Board Members and Members of the Management group have the right to convert their convertible bonds into REC shares:

NAME	TITLE	NO. OF BONDS
Halvor T. Svartdal (through Hektor AS)	Board member	2 759 681
Reidar Langmo (through Rebeljo AS)	Senior Vice President	298 981
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	282 775
Bjørn R. Berntsen	Senior Vice President	214 986
Erik Sauar	Senior Vice President & CTO	66 136
Thor-Christian Tuv	Executive Vice President	41 498
Jon André Løkke	Senior Vice President & CFO	40 790
Tore Schiøtz (through Centurum AS)	Chairman of the Board	15 993

The bonds may be converted by the following formula:
No. of bonds * USD exchange rate to NOK as of conversion date/NOK 255 per REC share; face value of the Bond is USD 1.

17 Changes in equity

	PAID IN CAPITAL (NOTE 16)	OTHER EQUITY AND RETAINED EARNINGS	MINORITY INTEREST	TOTAL
Balance at January 1, 2004	710 729	-212 230	106 861	605 360
Change in paid in capital (see Note 16)	331 466	0	0	331 466
ScanWafer acquisition	0	149 065	0	149 065
Change in minority interest	0	0	-106 861	-106 861
Change in other equity and retained earnings	0	103 351	0	103 351
Total recognized income and expense	0	-8 343	0	-8 343
Balance at December 31, 2004	1 042 195	31 843	0	1 074 038
Change in paid in capital (see Note 16)	52 886	0	0	52 886
Transactions in own shares	0	19 755	0	19 755
Total recognized income and expense	0	84 119	0	84 119
Balance at Desember 31, 2005	1 095 081	135 717	0	1 230 798

18 Borrowings

	2005	2004
Non-current		
Bank borrowings	1 553 499	416 023
Amounts due to Komatsu (see Note 31)	522 469	0
Convertible loan (see Note 28)	0	255 394*
Finance lease liabilities	5 429	237
	2 081 397	671 654
Current		
Short term loans due to financial institutions	149 584	119 580
Current portions of long term loans	4 646	5 668
Convertible loans (see Note 28)	1 711 428	0
	1 865 658	125 248
Total borrowings	3 947 055	796 902

Bank borrowings are secured by the property, plant and equipment of the Group (see Note 7). Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. Total borrowings include secured liabilities of NOK 1 106 486 (2004: NOK 545 611).

*Calculated according to NGAAP. Had IAS 32 and 39 been implemented prior to December 31, 2004, this would have amounted to NOK 305 311 (see Note 28).

The exposure of the REC Group's borrowings to interest-rate changes is until the earlier of the contractual repricing or maturity date as follows:

	CURRENT		NON-CURRENT			
	6 MONTHS OR LESS	6-12 MONTHS	1-2 YEARS	2-5 YEARS	OVER 5 YEARS	TOTAL
At December 31, 2004						
Total borrowings	41 692	122 224	446 731	179 153	7 102	796 902
At December 31, 2005						
Total borrowings	636 927	1 222 938	305 214	1 773 301	8 675	3 947 055

The effective interest rates at the balance sheet date were as follows (represent a weighted average):

	2005			2004		
	NOK	US$	€	NOK	US$	€
Bank overdrafts	5.7%			6.5%	2.4%	
Bank borrowings	4.1%	6.5%	3.9%	6.1%	6.5%	4.5%
Convertible bonds (see Note 28)		8.0%	7.9%			7.9%
Debentures and other loans	4.0%					
Finance lease liabilities	3.6%					

The carrying amounts and fair value of the borrowings are the same, except for the fact that the convertible loans are carried at cost in 2004 balance sheet as IAS 32/39 were not applicable until January 1, 2005.

For more information on the fair value calculations (see Note 28).

Available and drawn debt facilities at December 31, 2005:

	TOTAL DEBT FACILITY	DRAWN DEBT	UNDRAWN
Total REC Group debt	5 534 576	3 947 055	1 587 521

Loans from related parties:
The REC Group has issued convertible loan agreements, which were offered only to shareholders resulting in the three largest shareholders (Good Energies Investments BV, Elkem AS and Hafslund Venture AS) holding a significant portion of these loan notes (see Note 28).

19 Income tax expense and deferred tax assets and liabilities

Recognized income tax expense

	2005	2004
Current tax expense	-14 572	0
Deferred tax expense	-11 588	2 263
Total income tax expense in income statement	-26 160	2 263

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005	2004
Profit before tax	30 083	-8 352
Tax calculated at domestic tax rates applicable to profits in the respective countries	-29 271	2 101
Reversal of deferred tax liabilities due to changes in tax legislation	0	1 231
Income not subject to tax	1 087	620
Expenses not deductible for tax purposes	-266	-1 689
Utilization of previously unrecognized tax losses	2 290	0
Tax expense	-26 160	2 263

The weighted average applicable tax rate was 87% (2004: 27%). The increase is caused by a change in the profitability of the Group's subsidiaries in the respective countries.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2005	2004
Deferred tax assets:		
Deferred tax asset to be recovered after more than 12 months	150 442	60 539
Deferred tax asset to be recovered within 12 months	37 787	51 037
	188 229	111 576
Deferred tax liabilities:		
Deferred tax liability to be recovered after more than 12 months	43 519	0
Deferred tax liability to be recovered within 12 months	572	0
	44 091	0
Net tax	144 138	111 576

The following are the major deferred tax liabilities and assets recognized by the group, and movements during 2004 and 2005:

	ACCELERATED TAX DEPRECIATION	CONVERTIBLE BOND	PROVISIONS	TAX LOSSES	OTHER	TOTAL
Net deferred tax at January 1, 2004	-12 353	0	5 795	120 412	-1 479	112 375
Charged to income statement	-4 303	0	-780	346	7 000	2 263
Credited to equity	0	0	1 244	0	-366	878
Acquisition of subsidiaries	0	0	0	0	0	0
Translation differences	0	0	0	0	-3 940	-3 940
Net deferred tax at December 31, 2004	-16 656	0	6 259	120 758	1 215	111 576
Effect of transition to IAS 39 – taken to equity	0	13 977	0	0	0	13 977
Net deferred tax at January 1, 2005	-16 656	13 977	6 259	120 758	1 215	125 553
Charged to income statement	-34 951	130 570	-25 218	-96 187	14 198	-11 588
Credited to equity	0	0	8 813	0	0	8 813
Acquisition of subsidiaries	-50 704	0	55 022	0	14 147	18 465
Translation differences	-1 363	0	511	3 888	-141	2 895
Net deferred tax at December 31, 2005	-103 674	144 547	45 387	28 459	29 419	144 138

Note 19 cont.

Note 19 cont.

The deferred tax recognized directly in equity during the year is as follows:

	2005	2004
Effect of transition to IAS 39 – January 1, 2005	13 977	0
Effect of actuarial gains and losses	8 813	878
	22 790	878

Unrecognized deferred tax asset

Deferred tax assets have not been recognized in respect of the following items:

	2005	2004
Grant for investment	11 356	12 515
Tax losses	178	4 553
	11 534	17 068

Deferred tax assets are recognized for tax losses carried forward to the extent that realization of the realated tax benefit through future taxable profits is probable.

20 Retirement benefit obligations

	2005	2004
Balance sheet obligations for:		
Pension benefits	115 063	22 303
	115 063	22 303
Income statement credit charge for:		
Pension benefits	-20 453	16 038
	-20 453	16 038

Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	2005	2004
Present value of funded obligations	270 602	49 530
Fair value of plan assets	-155 539	-27 228
Total employee benefits	115 063	22 303

The movement in the liability recognized in the balance sheet is as follows:

	2005	2004
Net liability January 1	22 303	14 072
Acquisition of subsidiary	95 438	0
Contribution (payments)	-19 032	-12 471
Expense recognized in income statement	-20 453	16 038
Recognized actuarial gains and losses against equity	31 475	3 136
Translation differences	5 332	1 528
Net liability December 31	115 063	22 303

The amounts recognized in the income statement are as follows:

	2005	2004
Interest cost	6 724	1 445
Expected return on plan assets	-8 858	-1 229
Past service cost	173	207
Current service cost	23 142	15 615
Recognized actuarial loss	0	0
Curtailment gain	-41 634	0
Total pension expenses (see Note 24)	-20 453	16 038

Following acquisition, the ASIMI scheme was frozen and no future benefit are accruing to the members. Previous pension rights remain unchanged. This change resulted in a curtailment gain.

The principal actuarial assumptions used were as follows:

	2005	2005 (ASIMI)	2004
Discount rate	4%	5.75%	5%
Expected return on plan assets	5%	8%	6%
Future salary increases	3.5%	5%	3.5%
Future pensions increases	2.5%	5.5%	2.5%

Assumptions regarding future mortality experience are set based on advice in accordance with published statistics and experience in each territory. The average expected remaining service lives are as follows:

ScanWafer:	22
SiTech:	18
ScanCell:	23
REC:	20

Number of employees in the defined benefit plan is as follows:

	2005	2004
ScanWafer:	325	300
SiTech:	44	37
ScanCell:	70	57
REC:	13	13
ASiMI:	700	

21 Provisions, other liabilities and charges

	2005	2004
VAT and related liabilities	6 889	128
Other short term liabilities, non interest bearing	423 133	64 132
Total current provisions, other liabilities and charges	430 022	64 260
Non-current provisions, other liabilities and charges	21 804	15 790
Total provisions, other liabilities and charges	451 826	80 050

A specification of provisions following:

	LEGAL CLAIMS	GUARANTEES	PROFIT-SHARING AND BONUSES	TOTAL
At January 1, 2005	6 571	0	37 805	44 376
Charged to consolidated income statement:				
- Additional provisions	0	985	0	985
Increase in provision	13 000	4 859	79 435	97 294
Used during year	0	0	-38 232	-38 232
At December 31, 2005	19 571	5 844	79 008	104 423

Analysis of total provisions:

	2005	2004
Current	98 579	31 908
Non-current	5 844	12 468
	104 423	44 376

Legal claims
The amounts represent management's best estimates of the outcome of certain claims that have been served or that have been notified to the REC Group. In the REC Group's opinion, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided for at December 31, 2005.

Guarantees
Provisions have been made for guarantees for the sale of solar modules. Warranty provisions are based on estimates made from historical data. The REC Group expects to incur the liability over the next two years.

Profit-sharing and bonuses
Provisions have been made for outstanding profit plan payments and bonuses in ASiMI. The provision for termination benefits and bonuses are recorded in 2005 and will become payable in 2006.

22 Government grants

GOVERNMENT GRANT INCOME IS RECOGNIZED:	2005	2004
Revenues	5 129	2 628
Reduced employee compensation and benefit expense	8 219	7 704
Reduced other operating expenses	885	1 485
	14 233	11 817

The REC Group obtained and recognized as income a government grant of NOK 5 129 (2004: NOK 2 628) to compensate for work in progress. There are no remaining obligations or other uncertainties related to the government grants received.

23 Other expense

	2005	2004
Energy and water costs	204 558	76 393
Maintenance costs	117 621	66 823
Other operating costs	275 276	149 575
	597 455	292 791

Other operating costs consist of freight, rental, IT, telephone, travel costs, insurance costs and consultancy fees among other general office costs.

AUDITOR'S REMUNERATION FOR 2005	AUDIT FEES EXPENSED	OTHER SERVICES
KPMG	5 984	2 229
Total auditors' remuneration	5 984	2 229

* Audit and other audit services contain:
  - Audit work related to Norwegian auditing standard RS 700, to give unqualified opinion regarding the financial statements
  - Audit work related to tax form signature according to RS 801
  - Audit work related to confirmations according to RS 802

24 Employee benefit expense

Payroll expenses

	2005	2004
Payroll	330 928	205 064
Bonus and sales commissions	27 045	2 818
Social security costs	67 485	35 803
Pension costs	-20 453	16 038
Other employee related costs	4 849	2 273
Payroll expenses	409 854	261 996

Average number of permanent employees in 2005 was 879 (2004: 601)
Number of employees at December 31, 2005 was 1 101 (2004: 657)

The company has issued a total amount of NOK 1 200 in loans to employees during 2005, representing NOK 700 to the president and CEO and NOK 500 to Svånaug Bergland, SVP - Organization & Corporate Communication. The total amount is included within "other receivables". The loans are free of interest and payable in full on maturity. Maturity date is set two years after the loan was drawn. As a guarantee the company has taken mortgage bonds in the residences of the two employee borrowers.

BENEFITS	PRESIDENT & CEO	BOARDS OF DIRECTORS
Salaries	2 175 070	847 649
Share of pensions	82 110	0
Other benefits	25 479	0

The previous president and CEO, Alf Bjørseth, resigned on June 14, 2005. Alf Bjørseth did not have any agreements beyond regular salary, pension and other benefits. His successor is Erik Thorsen, who has an agreement for payment equal to 30 months salary if he leaves the company within two years or 24 months payment if he leaves the company after two years. He also has an agreement for a bonus limited to a maximum 27% of his gross salary in 2005. From 2006 onwards, the bonus is limited to 50% of his gross salary. He has achieved the right to additional compensation of NOK 250 in 2005 and NOK 250 in 2006, as a temporary arrangement, due to the absence of a personal pension- and insurance scheme. The loan is free of interest and exempt from repayment until maturity.

Erik Thorsen has been given a loan of NOK 700 by the group with maturity date of July 8, 2007. The loan is free of interest and exept from repayment until maturity. In addition, in line with his contract, he has purchased 25 000 shares at NOK 200 per share, which, due to contract clauses and other relevant factors, was considered to be fair value at transaction date.

25 Financial income and expense

	2005	2004
Interest expense:		
- bank borrowings	-69 996	-25 545
- convertible bond (see Note 28)	-76 788	-20 529
	-146 784	-46 074
Impairment of financial assets	0	-6 715
Interest income/bank interest	6 261	1 440
Net foreign exchange transaction gains/losses	69 248	-1 372
Fair value/foreign exchange effect on convertible loans (see Note 28)	-493 037	6 123
	-564 312	-46 598

Borrowing costs of NOK 146 784 (2004: NOK 46 074) were primarily a result of the acquisition of ASiMI on August 1, 2005, the construction of a new wafer plant in conjunction with the existing wafer plant at Herøya, Norway and the expansion of existing solar cell and module plants in Narvik, Norway and Arvika, Sweden respectively.

In 2004, the impairment charge for financial assets (see Note 11) of NOK 6 715 mainly consisted of the write down of shares in Afrisol Morocco (NOK 6 075), an investment that was held by REC Solar.

26 Earnings per share

Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares (see Note 16).

	2005	2004
Profit attributable to equity holders of the Company	3 923	-6 089
Weighted average number of ordinary shares outstanding (in thousands)	15 091	12 743
Basic earnings per share (NOK per share)	0.26	-0.48

Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. If dilutive, the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted for the related interest expense and fair value movements in the income statement net of income taxes the fair value movement less the tax effect. The calculation shows that the conversion of the convertible debt is not dilutive as it does not decrease basic earnings per share.

	2005	2004
Diluted earnings per share (NOK per share)	0.26	-0.48

Adjusted basic and diluted
The company believes adjusted basic and diluted earnings per share are most meaningful to financial statement users. Adjusted basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company adjusted to remove the fair value adjustments associated with the two convertible loans (see Note 28) by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. If dilutive, the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted for the related interest expense and fair value movements in the income statement, net of income taxes. The calculation shows that the conversion of the convertible debt is not dilutive as it does not decrease adjusted basic earnings per share.

	2005	2004
Profit attributable to equity holders of the Company	3 923	-6 089
Changes in fair value and interest expense and currency effect on convertible debt, net of tax	410 356	10 372
Profit used to determine adjusted basic and diluted earnings per share	414 279	4 283
Weighted average number of ordinary shares in issue (in thousands)	15 091	12 743
Adjusted basic and diluted earnings per share (NOK per share)	27.45	0.34

27 Dividends per share

Due to the growth strategy and aggressive expansion plans the Board believes that the funds can be put into best use within the company, and therefore do not propose any dividends to be paid out to the Shareholders for 2005, as in 2004.

28 Convertible bonds

EUR 31 MILLION CONVERTIBLE LOAN	2005	2004
Carrying amount of liability at January 1	255 393	261 517
Fair value change in equity January 1, 2005	49 918	0
Fair value change recorded in the income statement	306 461	-6 123
Carrying amount of liability at December 31	611 772	255 394

USD 140 MILLION CONVERTIBLE LOAN	2005	2004
Carrying amount of liability at January 1	0	0
Carrying amount of liability on issue	913 080	0
Conversions in the period	0	0
Fair value change recorded in the income statement	186 576	0
Carrying amount of liability at December 31	1 099 656	0
Total	1 711 428	255 394

The Company has issued two convertible loans. The first loan agreement was entered into September 24, 2003, amounting to EUR 31 million with an interest rate of 7.9% p.a. and a conversion right equal to NOK 118 per share. The loan holders have rights to convert their loan in part or as a whole at any given time before March 31, 2006 at approximately EUR 14 per share, at a fixed currency exchange rate of NOK 8.26, which is therefore equal to NOK 118 per share. The loan is due for repayment in whole at March 31, 2006. The loan agreement predetermines conversion rates in relation to any new issues of shares and /or dilution effects.

The second convertible loan agreement was entered into July 13, 2005, for USD 140 million with an interest rate of 8% p.a. and a conversion right approximately equal to NOK 255 per share (depending on the USD/NOK exchange rate). The USD loan may be converted on March 13, 2006, September 8, 2006, or at maturity on December 1, 2006.

As NOK is the functional currency of the Company, and both convertible loans are denominated in a foreign currency, the loans are accounted for as financial liabilities. IAS 39 requires that the net proceeds from the issue of the convertible loan notes are split between the liability element (the base loan) and an embedded derivative (the option to convert into shares). The embedded derivative represents the fair value of the embedded option to convert the liability into equity of the group. Normally this split is made at inception with the value of the embedded derivative being recorded to equity, and this value in equity is not remeasured at future dates. However, because these convertible loans are denominated in a foreign currency, following recent IFRIC guidance, the embedded derivative must be recorded as a liability. This also means that the fair value of the embedded derivative must be estimated at each reporting date, with the changes in fair value being recorded in the income statement. These entries do not affect the level of liability that must be paid to loan holders at maturity date, and therefore do not represent the amount of cash that the group may need to fund in the future.

The fair values of the embedded derivatives have been calculated at transition date and December 31, 2005 by independent brokers. As the REC Group is not listed on a stock exchange, the year end share price has been estimated as follows: the expected share price at transition date and year end has been estimated based on historical transactions for the Company shares, modified by a peer group of comparative companies that are listed on stock exchanges. This share price has been used as an input to the Black-Scholes formula which estimates the expected share price at the date of conversion. In addition to the share price, the model inputs were the exercise prices in the bonds, expected volatility of the the Company share price over the bond's lifetime and a risk free interest rate. Volatility has been based on that of the peer group of comparative companies. The estimate of fair value also takes into account year end foreign exchange rates.

At the date of issue of the convertible loans, the 'base loan' element is recorded at a value that is lower than the amount that is due to be repaid on maturity date. The loan accretes to the full value over the life of the loan based on the effective interest rate method, adjusted to reflect the changes in year end foreign exchange rates. This accretion is included within the fair value change recorded in the income statement.

As at December 31, 2005 .5 842 875 shares would be issuable upon conversion of both convertible loans.

29 Contingencies

The Group has contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities.

30 Commitments, pledges and guarantees

Capital expenditures contracted for at the balance sheet date but not yet incurred are as follows

	2005	2004
Property, plant and equipment	399 632	40 473
Total	399 632	40 473

Operating lease commitments – where a REC Group Company is the lessee
The REC Group leases various outlets, offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The lease expenditure charged to the income statement during the year is disclosed in note 7.

The Group also leases various plant and machinery under cancellable operating lease agreements. The Group is required to give a six-month notice for the termination of these agreements. The lease expenditure charged to the income statement during the year is disclosed in note 7.

The future total minimum lease payments under non-cancellable operating leases are as follows:

	2005	2004
Not later than 1 year	11 174	2 339
Later than 1 year and not later than 5 years	21 127	7 398
Later than 5 years	12 558	2 778
Total	44 859	12 515

During the ordinary course of the business, the REC Group provides guarantees and pledges which can be summaries as follows:

GUARANTEES AS AT DECEMBER 31	2005	2004
Guarantees pledged as security	6 674	6 700
Total guarantees	6 674	6 700

At December 31, in 2005 and 2004, the Company guaranteed NOK 6 000 thousand for Innovasjon Norge on behalf of REC ScanCell AS, the remaining guarantees in both years was issued by REC ScanWafer AS. These guarantees are not recorded in the REC Group's financial statements.

PLEDGES AS AT DECEMBER 31, 2005	BOOK VALUE	PLEDGE
Land and buildings	741 884	462 718
Machinery, equipment and other tangible assets	2 619 320	1 876 440
Trade receivables	364 723	0
Less provision for impairment of receivables	7 345	0
Inventories	351 009	0
Shares and other	0	157 772
Total	4 084 281	2 496 930

All of the above pledges were issued as security to lenders in relation to various debt financing throughout the REC Group (see Note 18). These pledges are not recorded in the REC Group's financial statements.



31 Business combinations

On August 1, 2005, the REC Group acquired a 100% (Komatsu America Corporation holds 13 units representing 25% of the ownership) interest in Advanced Silicon Materials LLC ("ASiMI"), from Komatsu Ltd. ("Komatsu") Amounts due to Komatsu under the purchase agreement relate to a put/call arrangement totalling NOK 522 469 at December 31, 2005 and represents Komatsu minority share interests. ASiMI's facilities are located in Butte, Montana. ASIMI contributed revenues of NOK 564 million and profit before tax of NOK 214 million to the REC Group for the period from August 1, 2005 to December 31, 2005. At the same date, the REC Group acquired the remaining 30% of the share capital of Solar Grade Silicon LLC (SGS), making it a 100% subsidiary. SGS was accounted for using the joint venture method (proportionate consolidation) until it became a 100% owned subsidiary. As SGS became a subsidiary, assets and liabilities previously recorded had to be restated to fair value with an adjustment to equity of NOK 107 880.

Details of net assets acquired and goodwill related to ASIMI and SGS are as follows:

PURCHASE CONSIDERATION:	
- Cash paid	1 931 013
- Direct costs relating to the acquisition	22 918
Total purchase consideration	1 953 931
Fair value of net assets acquired	1 826 966
Goodwill (see Note 8)	126 965

The goodwill is attributable to the expected future profitability of the acquired businesses and the significant planned synergies.

The assets and liabilities arising from both acquisitions, are as follows:

	FAIR VALUE	ACQUIREE'S CARRYING AMOUNT
Cash and cash equivalents	77 276	77 276
Property, plant and equipment	2 074 647	1 115 688
Licenses	65 043	65 043
Inventories	125 864	125 864
Receivables	242 332	242 332
Payables	-153 223	-153 223
Retirement benefit obligations:		
- Pensions	-95 438	-95 438
- Other post-retirement obligations	-30 517	-30 517
Borrowings	-497 483	-497 483
Net deferred tax asset	18 465	0
Net assets acquired	1 826 966	849 541

The fair value of assets and liabilities acquired has been determined on a provisional basis at the balance sheet date as the exercise was ongoing.

In addition to the above, on July 1, 2005, the REC Group acquired the remaining 88% of SiTech AS, a monocrystalline ingot produced located in Glomfjord next to the existing REC Wafer plant, making it a 100% subsidiary. Out of the total consideration paid for this acquisition of NOK 24 570, NOK 5 460 was paid in cash. On July 8, 2005, the Company issued 26 000 and 50 440 new shares to Hafslund Venture and Good Energies Investments, respectively, at a price of NOK 250 per share for total non-cash considerations settlement for SiTech AS. Goodwill arising on this acquisition was NOK 12 325. Remaining minor acquisitions, considerations paid in cash, amounts to NOK 10 193.

If the acquisitions had occurred on January 1, 2005, REC Group revenue would have been NOK 3 220 million and profit for the year would have been NOK 44 million. See pro forma information related to ASIMI purchase in note 32. In connection with the acquisitions, REC Group incurred termination costs of approximately NOK 6.5 million and recognized a pension settlement benefit of approximately NOK 42 million, both of which were reflected in the 2005 income statement.

Purchase consideration settled in cash	1 969 585
Cash and cash equivalents in subsidiaries acquired	-81 250
Cash outflow on all acquisitions	1 888 335



32 Pro forma (unaudited)

The following unaudited pro forma financial information for the year ended December 31, 2005 is prepared to illustrate the effect on the REC Group results due to the acquisition of ASIMI in 2005, as if the transaction had occurred on January 1, 2005.

This information does not represent the company's actual financial position or results, and is not necessarily indicative of the results that would have been attained if the acquisition had occurred earlier.

The acquisitions of the remaining 30% interest in Solar Grade Silicon LLC on August 1, 2005 and the remaining 88% interest in SiTech AS on July 1, 2005, are not considered to be significant and therefore adjustments have not been made to reflect the impact of these acquisitions.

The pro forma financial information below has been prepared based on the following assumptions and adjustments:

- The pro forma numbers have been prepared assuming that the acquisition of ASIMI was undertaken on January 1, 2005, and that ASIMI was consolidated on a 100% basis from this date.
- The pro forma numbers have been prepared in accordance with IFRS.

Income statement:
- The results of ASIMI from August 1, 2005 to December 31, 2005 are already included within the IFRS group income statement. Therefore, pro forma adjustments are required to include the results of ASIMI from January 1, 2005 to July 31, 2005.
- Earnings before financial items, taxes, depreciation and amortisation have been increased to include 7 months of earnings from January 1, 2005 to July 31, 2005.
- Transactions within the REC Group have been eliminated on a 100% basis throughout the entire period.
- Depreciation and amortisation has been recalculated by class of asset giving a combined 7 month charge of NOK 84 million.
- The acquisition was financed with a convertible loan from existing shareholders of USD 140 million and senior debt from DnB NOR and ABN Amro of USD 170 million. Average interest rates for the two loans combined have been calculated at 6.08%. The total interest expense calculated for the 7 months of 2005, as if long term debt was in place at January 1, 2005, on the same interest terms, is NOK 88 million.
- The tax rate used is 34 %, which represents the local tax rate faced by REC Silicon and is estimated to be NOK 15 million for 7 months in 2005.
- Exchange rate for USD to NOK has been assumed at year end rate on all adjustments.

Pro forma Group income statement (condensed)

	YTD DEC 2005 IFRS	PRO FORMA ADJUSTMENT	YTD DEC PRO FORMA
Revenues	2 453 916	675 256	3 129 172
Earnings before financial items, taxes, depreciation and amortization	830 181	216 991	1 047 172
Earnings before financial items and taxes	601 447	132 916	734 363
Pro forma profit/loss before tax	30 083	44 993	75 076
Pro forma profit/loss for the year	3 923	29 695	33 618

The pro forma income statement has not been adjusted for the impact of termination cost of approximately NOK 6.5 million, and pension settlement gain of approximately NOK 42 million following the acquisition of ASIMI.

	YTD DEC 2005 IFRS	PRO FORMA ADJUSTMENT	YTD DEC PRO FORMA
Basic and diluted earnings per share (see Note 26)	0.26	1.97	2.23
Adjusted basic and diluted earnings per share (see Note 26)	27.45	1.97	29.42

YTD DEC pro forma earnings per share figures have been calculated as detailed in note 26 using the pro forma profit of NOK 33 618 in place of the profit for the year of NOK 3 923. Weighted average number of shares outstanding remain as 15 091. There remains no dilutive effect due to the convertible bond.



33 Related-party transactions

The group has a related party relationship with its subsidiaries, associates, joint ventures and with its directors and major shareholders. The principle share holders in the Company as of December, 31, 2005 were Good Energies Investments B.V. (39.6%), Elkem AS (24.6%) and Hafslund Venture AS (23.7%). The REC Group has not carried out any sale or purchase of goods with related parties or associates outside the normal course of business.

i) Key management compensation

	2005	2004
Salaries and other short-term employee benefits	9 341	6 905
Post-employment benefits	813	715
	10 154	7 620

ii) Loans from related parties

REC ASA has issued two convertible loans (see Note 28).

The first loan agreement was entered into September 24, 2003, amounting to EUR 31 million with an interest rate of 7.9% p.a. and a conversion right equal to NOK 118 per share. The REC Group's principal shareholders are the sole holders of these securities in the following proportions; Good Energies Investments B.V. (19.4%), Elkem AS (48.4%) and Hafslund Venture AS (32.2%). The loan remained unchanged as per December 31, 2005.

The second convertible loan agreement was entered into July 13, 2005, for USD 140 million with an interest rate of 8% p.a. and a conversion right approximately equal to NOK 255 per share (depending on the USD/NOK exchange rate). The REC Group's principal shareholders are the major providers of these securities in the following proportions: Good Energies Investments B.V. (38.1%), Elkem AS (27.2%) and Hafslund Venture AS (25.3%), the remaining part (9.4%) is largely held by the remaining smaller shareholders. The loan remained unchanged as per December 31, 2005.

Total interest expenses related to shareholders loans amounted to NOK 77 797 in 2005.

iii) Acquisitions from related parties

In May, 2005, the REC subsidiary REC ScanWafer acquired NorFurnace AS, mainly from existing REC shareholders.

In July, 2005, the REC Group acquired the remaining 88% of SiTech AS, mainly from existing REC shareholders.

Both the above transactions were undertaken on an arm's length basis.

34 Events after the balance sheet date

The USD 140 million convertible loan entered into on July 13, 2005, was almost fully converted (99.88%) on March 13, 2006. REC ASA consequently issued approximately 3.7 million new shares.



Balance sheet (NGAAP)

REC ASA

YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
ASSETS			
Non current assets			
Deferred tax asset	J	13 947 720	42 351 013
Total deferred tax assets		13 947 720	42 351 013
Tangible assets			
Fixtures and fittings, tools, office machinery and similar assets	C	431 369	243 450
Total tangible assets		431 369	243 450
Investments			
Investments in subsidiaries	F	1 030 316 307	779 811 474
Loans to subsidiaries	I	1 136 809 880	178 516 925
Investments in associates	G	66 802 209	8 511 513
Other investments	G	37 164 897	3 086 063
Total investments		2 271 093 293	969 925 975
Total non current assets		2 285 472 382	1 012 520 438
Current assets			
Accounts receivable			
Accounts receivable	I	17 445 561	2 269 597
Receivables from subsidiaries	I	185 690 072	171 447
Other receivables		2 536 355	2 643 682
Total accounts receivable		205 671 988	5 084 726
Cash and cash equivalents	B	59 366 398	277 611 009
Total current assets		265 038 386	282 695 735
Total assets		2 550 510 768	1 295 216 173



YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
EQUITY AND LIABILITIES			
Equity			
Called up share capital			
Share capital	K	304 318 940	37 286 268
Own shares	K	-225 360	0
Share premium reserve	K	453 248 431	667 171 103
Paid-in other equity	K	283 056 215	283 056 215
Total called up capital		1 040 398 226	987 513 585
Earned equity			
Other capital	K	104 942 611	12 393 177
Total equity		1 145 340 837	999 906 764
Non current liabilities			
Pension liabilities	D	4 635 875	2 078 570
Total non current liabilities		4 635 875	2 078 570
Current liabilities			
Liabilities to financial institutions	E	3 842 762	0
Convertible loans	E	1 195 152 999	255 393 499
Accounts payable	I	1 391 094	3 950 891
Tax payable	J	0	0
Social security, VAT and other taxation payable		2 251 182	1 380 966
Other current liabilities	I	197 896 019	32 505 482
Total current liabilities		1 400 534 056	293 230 839
Total liabilities		1 405 169 931	295 309 409
Total equity and liabilities		2 550 510 768	1 295 216 173

Høvik, March 23, 2006

Tore Schiøtz
Chairman of the Board

Halvor T. Svardal
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Rune Bjerke
Member of the Board

Paul Kloppenborg
Member of the Board

Roar Engeland
Member of the Board

Ole Enger
Member of the Board

Erik Thorsen
President and CEO

Income statement (NGAAP)

REC ASA

YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
Revenues	H	7 978 848	6 264 704
Total operating income		7 978 848	6 264 704
Purchase of goods		-117 596	-1 468
Payroll expenses	D	-31 460 515	-14 554 317
Depreciation of tangible fixed assets	C	-167 563	-242 364
Other operating expenses	D	-20 147 639	-13 795 682
Operating loss		-43 914 465	-22 329 127
Group contributions		147 898 252	0
Interest received from group companies		60 902 627	1 860 245
Interest income		2 152 457	1 075 224
Other financial income	E	40 401 828	0
Impairment financial fixed assets		0	-455 000
Interest expenses		-76 788 898	-20 529 282
Financial expense/income on changes in exchange rates convertible loan	E	-26 679 500	6 123 000
Other financial expenses	E	-112 837	-1 570 811
Profit/loss before taxes		103 859 464	-35 825 751
Tax on ordinary profit	J	-29 148 287	13 207 234
Profit/loss for the year		74 711 177	-22 618 517
Profit/loss for the year is distributed as follows:			
Other equity/capital	K	74 711 177	-22 618 517
Total distributed		74 711 177	-22 618 517

Statement of cash flows (NGAAP)

REC ASA

YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
Cash flow from operating activities			
Profit/loss before tax		103 859 464	-35 825 751
Taxes paid		0	0
Depreciation and amortization		167 563	242 364
Impairment financial assets		0	455 000
Changes in accounts receivable		-15 175 964	4 711 032
Changes in accounts payable		-2 559 797	1 902 872
Changes in pension scheme assets/liabilities		-103 389	376 043
Group contributions		-147 898 252	0
Effect exchange differences		26 679 500	0
Classifications as investment/financing activities		-415 718	0
Changes in other accrued income and expenditure		11 414 017	12 350 274
Net cash flow from operating activities		-24 032 577	-15 788 166
Cash flow from investing activities			
Capital expenditure on financial assets		-130 845 593	-127 300 513
Capital expenditure of loan to subsidiaries		-1 010 090 958	0
Proceeds from sale of other fixed assets		-355 482	-113 600
Net cash flow from investing activities		1 141 292 033	-127 414 113
Cash flow from financing activities			
Increase in short and long-term loans		913 080 000	73 274 480
Repayment of short and long-term loans		0	-1 830 296
Increase in equity		34 000 000	308 874 444
Net cash flow from financing activities		947 080 000	380 318 628
Net change in cash and cash equivalents		-218 244 610	237 116 349
Cash and cash equivalents 01.01.	B	277 611 008	40 494 659
Cash and cash equivalents 31.12.	B	59 366 398	277 611 008

Notes to the accounts

REC ASA

A Accounting principles

BASIC PRINCIPLES - ASSESSMENT AND CLASSIFICATION - OTHER ISSUES

The financial statements, which have been presented in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect as of December 31, 2005, consist of the profit and loss account, balance sheet, cash flow statement and notes to the accounts. The necessary specifications have been provided in notes to the accounts, thus making the notes an integrated part of the financial statements.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations, congruence and prudence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of services. Costs are expensed in the same period as the income to which they relate. Costs that cannot be directly related to income are expensed as incurred. The different accounting principles are further commented on below.

In cases where actual figures are not available at the time of the closing of the accounts, generally accepted accounting principles require management to make estimates and assumptions regarding the effect of these items on the profit and loss account as well as the balance sheet. Actual results could differ from these estimates.

Assets/liabilities related to current business activities and items which fall due within one year are classified as current assets/liabilities. Current assets/short-term debts are recorded at the lowest/highest of acquisition cost and fair value. The definition of fair value is the estimated future sales price reduced by expected sales costs. Other assets are classified as non current assets. Fixed assets are entered in the accounts at historical cost and depreciated. In the event of a decline in value which is not temporary, the fixed asset will be subject to a write-down.

ACCOUNTING PRINCIPLES FOR MATERIAL ITEMS

Revenue recognition

Revenue consist of professional services, administrative fee and other costs. Rending of services to its subsidiaries at cost constitutes the majority of the company's revenues. Revenue comprises the sale of services, net of value-added tax, rebates and discounts. Sales of services are recognised in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Cost recognition/matching

Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

FINANCIAL ASSETS

A subsidiary is defined as an entity where the company has a long-term, strategic ownership of more than a 50% voting interest. The company's investments in subsidiaries are initially measured at cost. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilites incurred or assumed at the date for exchange, plus costs directly attributable to the acquisition. In the balance sheet the investments in subsidiaries are presented as non current assets.



An associated company is an enterprise in which the company has a long-term strategic ownership of between 20-50%. The company's investments in associates are initially measured at cost. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilites incurred or assumed at the date for exchange, plus costs directly attributable to the acquisition. In the balance sheet the investments in associates are presented as non current assets.

Other investments are carried at cost. In the balance sheet other investments are presented as non current assets.

ACCOUNTS RECEIVABLES
Trade receivables are accounted for at face value with deductions for expected loss.

MEASUREMENT OF ITEMS IN FOREIGN CURRENCY
Assets and liabilities in the balance sheet in another currency than NOK are converted to NOK using the spot exhange rate at the period end. Transactions in foreign currency accounted for in the income statement are converted to NOK using the exchange rate at the same date as the payment date. Profit or loss on exchange is accounted for in the income statement.

DEFERRED TAX AND TAX EXPENSE
Deferred tax is calculated based on temporary differences between book values and tax values for assets and liabilities at year end. For the purposes of calculating deferred tax, nominal tax rates are used. Positive and negative differences are offset to the extent they reverse within the same time-frame. Temporary differences that will constitute a future tax deduction give rise to a deferred tax asset. Change in deferred tax liability and deferred tax asset, together with taxes payable for the fiscal year and adjusted for errors in previous years tax calculations constitutes taxes for the year.

PENSION LIABILITY AND PENSION COSTS
The company has a pension plan that entitles its members to defined future benefits, called defined benefit plans. The calculation of the liability is made on a linear basis, taking into account assumptions regarding the number of years of employment, discount rate, future return on plan assets, future changes in salaries and pensions, the size of defined benefit contributions from the government and actuarial assumptions regarding mortality, voluntary retirement and so on. Plan assets are stated at fair market values. Net pension liability comprises the gross pension liability less the fair value of plan assets. Net pension liabilities from under funded pension schemes are included in the balance sheet as long-term interest free debt, while over funded schemes are included as long-term interest free receivables, if it is likely that the over funding can be utilized.

The effect of change in the pension plan is that the discounting rate is calculated based on a risk free rate on the balance-sheet day, with addition of risk according to the standard. Refer to note J and note K for more information about the consequences in the accounting.

Net pension cost, which consists of gross pension cost, less estimated return on plan assets are classified as an operating cost, and is presented in the line item payroll expenses.

The company has chosen to adopt the NRS 6 A. This allows actuarial gains and losses to be recognized outside profit and loss but presented directly in equity. The impact will be that actuarial gains and losses that in previous GAAP was deferred and expensed by using the corridor approach now will not show as an expense in the profit and loss but recognized directly in retained earnings.

CASH FLOW STATEMENT
The cash flow statement is compiled using the indirect method. Cash and cash equivalents include cash, bank deposits and other short-term investments with terms not exceeding 3 months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

MERGER
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

B Restricted Funds

Bank deposit restricted to employees' tax withdrawl is NOK 1 124 230. The company has placed a USD 3 000 000 cash deposit in Bank of America as collateral for a credit limit used by Solar Grade Silicon LLC. Accumulated interest on the deposit per December 31, 2005 is USD 87 016 and the deposit including interest has been booked at NOK 20 895 058 per December 31, 2005. The company has available a credit facility with a limit of NOK 10 000 000.



C Tangible fixed assets and intangible fixed assets

	LICENSE	OFFICE EQUIP.	CARS	2005 TOTAL	2004 TOTAL
Cost as of 01.01.	211 332	552 880	209 950	974 162	860 562
Additions to purchased fixed assets	0	355 482	0	355 482	113 600
Disposals	0	0	0	0	0
Cost as of 31.12.	211 332	908 362	209 950	1 329 644	974 162
Accumulated depreciation as of 31.12.	152 629	535 696	209 950	898 275	730 712
Net book value as of 31.12.	58 703	372 666	0	431 369	243 450
Depreciation for the year	70 444	89 719	7 400	167 563	242 364
Useful economic life, years	Up to 3	Up to 3	Up to 3		
Depreciation plan	Linear	Linear	Linear		

The company has operating lease contracts on a copy machine, a franking machine and five company cars. The rental payments are expensed with lease on the copy machine NOK 20 360, lease on the franking machine NOK 4 964 and lease on the five company cars NOK 510 759. Total operating lease amount is NOK 536 083 in year 2005. The lease contracts are considered as operating leasing since there are no transfers of the risks and rewards incidental to ownership regulated by contracts. The contracts are consecutive extended.

D Salaries/Number of employees/Benefits/Employee loans/Pensions/Remuneration/Other operating expenses

PAYROLL EXPENSES	01.01 - 31.12 2005	2004
Payroll	26 751 887	10 993 968
Social security costs	2 691 282	1 894 245
Pension costs	1 640 968	1 513 150
Other employee related costs	376 378	152 954
Payroll expenses	31 460 515	14 554 317

Average number of employees in 2005 was 18.

The company has given the total amount of NOK 1.2 million in loan to employees in 2005. The loans are free of interests and exempt from repayments until maturity. Maturity date is set two years after the loan contracting. As guarantee the company has taken mortgage bonds in the residences of the two employee borrowers.

Current Year Pension Expenses - Pension liabilities according to NRS 6A

	2005	2004
Present value pension earnings of the year	1 564 641	1 472 530
Interest expences incurred pension cost	218 082	143 002
Expected return	-202 520	-138 091
Administrative Expences	60 765	35 709
Net Pension Expence	1 640 968	1 513 150

The company has selected to charge estimate divergence directly to equity

Pension liabilities	2 331 897	442 648
Accrued payroll tax	328 797	62 413
Total effect charged directly to equity	2 660 694	505 061

Balance | Note information | Pension liabilities

	31.12.05	31.12.04
Incurred pension commitment excl expected future salary increase	-5 778 624	-3 256 378
Expected effect of future salary increase	-2 236 681	-1 105 259
Incurred pension commitment incl expected future salary increase	-8 015 305	-4 361 637
Market value pension funds	-3 952 312	-2 539 928
Net incurred pension commitmen	-4 062 993	-1 821 709
Unrecognised effect of estimate deviations	0	0
Accrued payroll tax	-572 882	-256 861
Net pension liabilities	-4 635 875	-2 078 570

Technical assumption	2005	2004
Discount rate at December 31	4,00%	5,00%
Expected return on plan assets at December 31	5,00%	6,00%
Wage adjustment	3,50%	3,50%
Pension adjustment	2,50%	2,50%
Adjustment of pension benefits	2,50%	2,50%
Voluntary retirement employees<40 years old	2,00%	2,00%
Voluntary retirement employees>40 years old	0,00%	0,00%
Number of employees in the defined benefit plans	13	13

The company has changed the accounting principle from NRS 6 to NRS 6A, which allows the company to recognize acturial gains and losses against equity. The change of accounting principle has implied the following effect on the 2004 profit and loss:

DETAILED EFFECT ON PROFIT AND LOSS:	NRS 6A	NRS 6
Insurance premium	1 183 577	1 183 577
Change in net liabilities	772 221	360 330
Effect of estimate divergence booked directly to equity	-442 648	0
Total expense	1 513 150	1 543 907
Payroll tax expense for the year	213 354	217 691
Payroll tax expense 2003 expensed in 2004	0	92 635
Total pension expense	1 726 504	1 854 233
Difference	127 729	

THE DIFFERENCE CONSISTS OF THE FOLLOWING:	
Amortization of estimate divergence	30 757
Payroll tax of estimate divergence	4 337
Payroll tax expense 2003 expensed in 2004	92 635
Total effect on pension expenses	127 729

EFFECT ON PENSION LIABILITIES AT TRANSITION DATE, JANUARY 1, 2004:	CHANGES	NRS 6A	NRS 6
Net pension liabilities	392 503	1 049 488	656 985
Accrued payroll tax	147 978	147 978	0
Total pension liabilities	540 481	1 197 466	656 985

EFFECT ON PENSION LIABILITIES AT DECEMBER 31, 2004:	CHANGES	NRS 6A	NRS 6
Net pension liabilities	804 394	1 821 709	1 017 315
Accrued payroll tax	113 420	256 861	143 441
Total pension liabilities	917 814	2 078 570	1 160 756

BENEFITS	PRESIDENT & CEO	BOARD OF DIRECTORS
Salary	2 175 070	847 649
Share of pension	82 110	0
Other benefits	25 479	0

The previous president and CEO, Alf Bjørseth, resigned June 14, 2005. Alf Bjørseth did not have any agreements beyond regular salary, pension and other benefits. His successor is Erik Thorsen. The new president and CEO has an agreement of 30 months payment if he leaves the company within two years or 24 months payment if he leaves the company after two years. The president and CEO has an agreement of a bonus limited to a maximum of 27% of his gross salary in 2005. From 2006 and forward the bonus is limited to 50% of his gross salary. The president and CEO has achieved the right to a compensation of NOK 250 000 in 2005 and NOK 250 000 in 2006, as an temporary arrangement, due to the absense of a personal pension- and insurance scheme. The president and CEO has been given a loan on NOK 700 000 in the company. The loan has a maturity date of July 8, 2007. The loan is free of interest and exempt from repayment until maturity. In addition, in line with his contract, he has purchased 25 000 shares at NOK 200 per share, which, due to contract clauses and other relevant factors, was considered to be fair value at transaction date.

Audit	2005
The audit fee and other audit related services *	2 949 049
The audit fee and other audit services contain:	
* Audit and other audit services contain:	
- Audit work related to Norwegian auditing standard RS 700, to give an unqualified opinion regarding the financial statements	1 803 199
- Audit work related to form signature according to RS 801 and RS 802	254 280
- Audit work related other services (contains IFRS)	891 570

Note D cont. Specification of major items in other operating expenses	
Consultancy fees	8 903 992
Travel costs	3 315 349
Rent buildings and equipment	1 307 931
Representation and meeting expenses	722 738

E Liabilities/Gain vs loss on foreign exchange

The company has no liabilities due in more than five years after the end of the fiscal year.

Convertible loans
On September 24, 2003 the company entered into a loan agreement with Goldman Sachs International, Mithril GMBH and Good Energies Investments B.V., total loan amounted to EUR 31 million. Interest rate on the convertible loan is 7.9% p.a. Interest expenses for 2005 amounts NOK 19 864 317. As per December 31, 2005 the loan was booked at NOK 247 535 000. The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at EUR 14 per share, with currency rate NOK 8.26 which are equal to NOK 118 per share. The loan is due for repayment in whole at March 31, 2006. The loan agreement predetermines conversion rates at any new issues of shares and/or merger dilution effects.

On July 13, 2005 the company entered into a loan agreement with bondholders, total loan amounted to USD 140 million. Interest rate on the convertible loan is 8% p.a. Interest expenses for 2005 amounts to NOK 56 924 581. As per December 31, 2005 the loan was booked at NOK 947 618 000. The bondholders have rights to convert their loan on March 13, 2006 or September 8, 2006 or at maturity on December 1, 2006. The bondholders have a right to convert at NOK 255 per share (dependant on the USD/NOK exhange rate).

Gain vs loss on foreign exchange	GAIN	2004 LOSS	NET EFFECT
Convertible loan on EUR 31 million	27 623 675	21 500 675	6 123 000
Financial income on changes in exchange rates convertible loan	27 623 675	21 500 675	6 123 000
Recivables and bank accounts	2 445 054	4 008 807	-1 563 753
Liabilities	7 565	14 622	-7 057
Other financial expenses	2 452 619	4 023 429	-1 570 811

	GAIN	2005 LOSS	NET EFFECT
Convertible loan on EUR 31 million	13 748 500	5 890 000	7 858 500
Convertible loan on USD 140 million	7 462 000	42 000 000	-34 538 000
Financial expense on changes in exchange rates convertible loan	21 210 500	47 890 000	-26 679 500
Subordinated loan to Solar Grade Silicon Holding Inc.	43 521 063	8 746 539	34 774 524
Terminated term loan to Solar Grade Silicon Holding Inc.	1 904 000	14 266 000	-12 362 000
Terminated stockholder loan	14 266 000	1 904 000	12 362 000
Recivables and bank accounts	9 907 545	2 281 863	7 625 682
Liabilities	710 452	2 708 830	-1 998 378
Other financial income	70 309 060	29 907 232	40 401 828

F Subsidiaries and associates

Shares in subsidiaries

THE NAME OF THE COMPANY	OWNERSHIP/ VOTING SHARE	BUSINESS OFFICE	EQUITY ACCORDING TO THE LATEST FINANCIAL STATEMENTS	PROFIT (LOSS) ACCORDING TO THE LATEST FINANCIAL STATEMENTS	BOOK VALUE
REC Silicon AS	100.0%	Bærum	69 855 934	5 284 769	69 231 000
REC ScanWafer AS	100.0%	Bærum	625 071 135	207 467 147	743 523 896
REC Solar AS	100.0%	Bærum	169 263 189	1 718 019	190 491 411
REC SiTech AS	100.0%	Meløy	21 285 125	5 810 762	27 070 000
Total					1 030 316 307

G Shares and interests in other companies

	OWNERSHIP/ VOTING SHARE	ACQUISITION COST	BOOK VALUE
Investments in associates			
CSG Solar AG, Thalheim, Germany	23.03%	66 802 209	66 802 209
Total		66 802 209	66 802 209
Other investments			
Affitech AS, Oslo, Norway	1.65%	525 000	70 000
Ever Q, Thalheim, Germany	15.00%	37 094 896	37 094 896
Total		37 619 896	37 164 897

	2005	2004
Share of profit/loss in CSG Solar AG, Thalheim, Germany	-7 052	-1 600

H Related parties

The company render non-profit services to its subsidiaries. In 2005 the total amount is NOK 6.9 million.

I Balances held with group companies

		LOANS TO SUBSIDIARIES		RECEIVABLES FROM SUBSIDIARIES	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2005	31.12.2004	31.12.2005	31.12.2004
REC Solar AS	100.0%	0	35 403 066	1 314 748	0
REC ScanModule AB	100.0%	0	9 011 000	259 897	171 447
REC Silicon AS	100.0%	152 963 169	126 202 859	738 000	0
REC ScanCell AS	100.0%	0	7 900 000	0	0
REC ScanWafer AS	100.0%	0	0	147 160 252	0
REC Solar Grade Silicon Holding Inc.	100.0%	973 846 711	0	36 217 175	0
REC SiTech AS	100.0%	10 000 000	0	0	0
Total		1 136 809 880	178 516 925	185 690 072	171 447

The loan to REC Silicon AS and REC SiTech AS are subordinated loans and do not carry interest. The subordinated loan to Solar Grade Silicon Holding Inc. carry the amount of USD 140 000 000, at an interest on 9% p.a. The interest will be accumulated and paid on maturity date July 28, 2011. Solar Grade Silicon Holding Inc. may repay the loan in full or in part on any banking day after July 29, 2009, with five days notice. The loan is defined as an unsecured loan and will not be subject to collateral.

		ACCOUNTS RECEIVABLE	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2005	31.12.2004
REC ScanCell AS	100.0%	118 540	0
REC ScanModule AB	100.0%	23 082	0
REC ScanWafer AS	100.0%	1 366 459	926 458
REC Silicon AS	100.0%	136 117	0
REC Solar Grade Silicon Holding Inc.	100.0%	15 149 088	0
REC Solar Grade Silicon LLC	100.0%	111 860	0
REC Solar Vision Ltd.	100.0%	0	1 079 087
Total		16 905 146	2 005 545

		OTHER CURRENT LIABILITIES	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2005	31.12.2004
REC Ventures AS	100.0%	0	25 888 300
REC ScanWafer AS	100.0%	147 160 252	0
Total		147 160 252	25 888 300

REC Ventures AS was a 100% owned subsidiary in REC ASA. REC Ventures AS was merged into REC ASA January 1, 2005. As it was a merger of companies under common control, there was no tax effects implicated in the transaction.

Note I cont.

TRANSACTION WITHIN THE MERGER WAS BOOKED AS FOLLOWED:	SHARES IN SUBSIDIARIES	RECEIVABLES	LIABILITIES	EQUITY
Merger between REC ASA and REC Ventures AS (Ref. note K Equity and shareholder information)	-3 581 863	95 497	25 888 300	22 401 936

Liability to REC ScanWafer AS is capital contribution in the subsidiarie which will be set off against the receivable on group contribution from the same subsidiarie immediately after the 2005 Ordinary General Meeting.

		ACCOUNTS PAYABLE	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2005	31.12.2004
REC Solar Grade Silicon LLC	100.0%	0	11 363
REC ScanCell AS	100.0%	0	106 028
Total		0	117 391

J Taxation

	01.01 - 31.12 2005	2004
Current tax:		
Profit/loss before taxes	103 859 464	-35 825 751
Permanent differences	241 562	595 555
Changes in temporary differences	-637 191	426 445
Utilized loss carried forward	-103 463 835	0
Basis for current tax	0	-34 803 751
Tax 28%	0	0
Compensation for taxes on dividends received	0	0
Tax charge for the period	0	0
The tax charge for the year can be analyses as follows:		
Tax charge for the period	0	0
Deferred tax - gross changes	-29 148 287	13 207 234
Total tax expense for the year	-29 148 287	13 207 234

Specification of the basis for deferred tax asset/liability

Offsetting differences:

	2005	2004
Fixed assets	-128 832	-188 760
Receivables	512 089	38 215
Pension liability	-1 975 181	-1 160 756
Loss carried forward	-45 427 468	-148 891 303
Unused allowance on dividend	-133 200	-133 200
Total	-47 152 592	-150 335 804
Deferred tax asset	-13 202 726	-42 094 025
Net transactions in capital equity (tax base)	-2 660 694	-917 814
Deferred tax asset related to net transaction in capital equity	-744 994	-256 988
Deferred tax asset in the balance sheet	-13 947 720	-42 351 013



K Equity and shareholder information

EQUITY	SHARE CAPITAL	OWN SHARES	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity as of 31.12.2004	37 286 268	0	667 171 103	283 056 215	13 054 003	1000 567 590
Effect of changes in accounting principles at 01.01.04						
Pension liability	0	0	0	0	-540 481	-540 481
Deferred taxes related to pension liabilities	0	0	0	0	151 335	151 335
Effect of changes in accounting principles at 31.12.04						
Pension liability	0	0	0	0	-377 332	-377 332
Deferred taxes related to pension liabilities					105 653	105 653
Equity as of 01.01.2005	37 286 268	0	667 171 103	283 056 215	12 393 177	999 906 764
Transfer of share premium reserve to share capital	261 003 873	0	-261 003 873	0	0	0
Paid in capital	4 500 000	0	29 500 000	0	0	34 000 000
Contribution in kind	1 528 800	0	17 581 200	0	0	19 110 000
Merger between REC ASA and REC Ventures AS	0	0	0	0	22 401 936	22 401 936
Acquiring of own shares	0	-225 360	0	0	-2 647 980	-2 873 340
Pension liabilities	0	0	0	0	-2 660 694	-2 660 694
Deferred taxes related to pension liabilities	0	0	0	0	744 994	744 994
Profit/loss for the year	0	0	0	0	74 711 177	74 711 177
Equity as of 31.12.2005	304 318 940	-225 360	453 248 431	283 056 215	104 942 611	1145 340 837

Own shares are acquired through REC Solar AS. REC Solar AS bought in 2002 shares in the Moroccan company, Afrisol SA. The price was split in a cash amount and an ownership of 11 268 shares in REC ASA. In 2005, REC Solar AS and Afrisol SA agreed upon finalizing the cooperation, and REC Solar AS resumed the ownership of the 11 268 shares in REC ASA. The value of REC ASA was set to NOK 255 per share. Share capital consist of 15 215 947 shares at par value NOK 20. There is one class of shares which all have the same voting rights.

Shareholders:
The principle shareholders in Renewable Energy Corporation ASA as of 31.12.2005:

	NUMBER OF SHARES	OWNERSHIP	VOTING SHARE
Good Energies Investments B.V.	5 129 234	33.71%	33.71%
Elkem ASA	3 747 132	24.63%	24.63%
Hafslund Venture AS	3 602 538	23.68%	23.68%
Good Energies Norway AS	890 000	5.85%	5.85%
CelMar Invest AS	519 018	3.41%	3.41%
Rebelijo Invest AS	320 762	2.11%	2.11%
Sumitomo Corporation	306 392	2.01%	2.01%
Total owner's share exceeding 1%	14 515 076	95.39%	95.39%
Others	700 871	4.61%	4.61%
Total number shares	15 215 947	100.00%	100.00%

Note K cont.
Shares and options owned by the President & CEO and members of the board and members of the management group:

NAME	TITLE	NUMBER OF SHARES
Reidar Langmo (through Rebeljo Invest AS)	Senior Vice President	320 762
Halvor T. Svartdal (through Hektor AS)	Board member	68 000
Erik Sauar (through Sauar Invest AS)	Senior Vice President & CTO	43 325
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	34 071
Erik Thorsen	President & CEO	20 000
Bjørn R. Berntsen (through Labra Invest AS)	Senior Vice President	15 000
Reidar Langmo (through Rebeljo AS)	Senior Vice President	11 636
Bjørn R. Berntsen	Senior Vice President	11 353
Erik Thorsen (through Toleko AS)	President & CEO	5 000
Thor-Christian Tuv (through The Tuv AS – under establishment)	Executive Vice President	5 000
Jon Andre Løkke	Senior Vice President & CFO	5 000
John Andersen Jr.	Executive Vice President	5 000
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927

The following Board Members and Members of the Management group have the right to convert their convertible bonds into REC shares:

NAME	TITLE	NUMBER OF BONDS
Halvor T Svartdal (through Hektor AS)	Board member	2 759 681
Reidar Langmo (through Rebelljo AS)	Senior Vice President	298 981
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	282 775
Bjørn R Berntsen	Senior Vice President	214 986
Erik Sauar	Senior Vice President & CTO	66 136
Thor Christian Tuv	Executive Vice President	41 498
Jon André Løkke	Senior Vice President & CFO	40 790
Tore Schiøtz (through Centurum AS)	Chairman of the Board	15 993

The bonds may be converted by the following formula:
No of bonds*USD exchange rate to NOK as of conversion date/NOK 255 per REC share; face volume per Bond is USD 1.

Free equity per 31.12.2005

	31.12.2005	31.12.2004
Contributed capital	283 056 215	283 056 215
Other capital	104 942 611	12 393 177
Deferred tax	-13 947 720	-42 351 013
= The company free equity	374 051 106	253 098 379



KPMG

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2005

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2005, showing a profit of NOK 74 711 177 for the parent company and a profit of TNOK 3 923 for the group including the proposal for the allocation of the profit. We have also audited the information in the Board of Directors' report concerning the financial statements and the going concern assumption. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of recognized income and expense and the accompanying notes. The rules of the Norwegian accounting act and generally accepted accounting principles in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by Den norske Revisorforening (Norwegian Institute of Public Accountants). These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2005, the results of its operations and its cash flows for the year then ended, in accordance with the rules of the Norwegian accounting act and generally accepted accounting principles in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of December 31 2005, the results of its operations, its cash flows and the statement of recognized income and expense for the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the Board of Directors' report concerning the financial statements and the going concern assumption, is consistent with the financial statements and comply with the law and regulations.
- the proposal for the allocation of the profit in the annual financial statements is in compliance with the law and regulations.

Oslo, 23 March 2006
KPMG AS

[illegible]

State Authorized Public Accountant
Note: This translation from Norwegian has been prepared for information purposes only



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Shareholders of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2005

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2005 and 2004. We have also audited the information in the Board of Directors' report concerning the financial statements and the going concern assumption. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of recognized income and expense and the accompanying notes. The rules of the Norwegian accounting act and generally accepted accounting principles in Norway have been applied to prepare the parent company's financial statements. The rules of the Norwegian Accounting Act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Purpose
This auditor's report has been prepared solely to change the addressee from "the Annual Shareholders' Meeting of Renewable Energy Corporation ASA" to "the Shareholders of Renewable Energy Corporation ASA" for use in the prospectus related to the sale of ordinary shares of Renewable Energy Corporation ASA.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway effective for the audit of annual financial statements for the year ended 31 December 2005. We have not performed any audit procedures subsequent to 23 March 2006, which was the date our original auditor's report for 2005 was issued. We express our opinion in accordance with the Norwegian Auditing Standard RS 800, "The Auditor's Report on Special Purpose Audit Engagements". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practices in Norway an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2005 and 2004, the results of its operations and its cash flows for each of the years then ended, in accordance with the rules of the Norwegian Accounting Act and generally accepted accounting principles in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of 31 December 2005 and 2004, the results of its operations and its cash flows for each of the years then ended, in accordance with the rules of the Norwegian Accounting Act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practices in Norway
- the information in the Board of Directors' report concerning the financial statements and the going concern assumption, is consistent with the financial statements and comply with the law and regulations.

Oslo, 23 March 2006; the date of issuance of this special purpose audit report is 21 April 2006
KPMG AS
Arve Gevoll
State Authorized Public Accountant (Norway)

Pro Forma Financial Data

The following table sets forth pro forma combined financial data for the year ended 31 December 2005. The pro forma combined financial data have been derived from the Financial Statements, as adjusted to illustrate the effect on the Company's consolidated results due to the acquisition of ASiMI in 2005, as if the transactions had occurred on 1 January 2005.

The reader should read the following pro forma financial data in conjunction with the Company's Financial Statements and the notes thereto, including Note 32 to the IFRS Financial Statements. The reader should also read the sections "Selected Financial and Operating Data" and "Operating and Financial Review." The pro forma financial data is qualified by reference to these sections and the Financial Statements, which are included elsewhere in this Prospectus.

The pro forma financial data does not reflect the Company's actual results of operations and is not necessarily indicative of the results that would have been attained if the Company's acquisition of ASiMI had occurred earlier. The acquisition of the remaining 30% interest in REC Solar Grade Silicon on 29 July 2005 and REC SiTech on 1 July 2005 are not considered to be significant, and therefore adjustments have not been made to reflect the impact of these acquisitions.

The pro forma financial information has been prepared based on the following assumptions and adjustments:

- The pro forma financial information has been prepared assuming that the Company's acquisition of ASiMI was undertaken on 1 January 2005 and that ASiMI was consolidated on a 100% basis from this date; and

- The pro forma financial information has been prepared in accordance with IFRS.

	Year ended 31 Dec. 2005 (historical)	Pro forma adjustments(a)	Notes	Year ended 31 Dec. 2005 (Pro forma)
		(NOK thousand)		
Total revenues	2,453,916	675,256	(b)	3,129,172
Raw materials and consumables used	(620,903)	(83,772)	(b)	(704,675)
Changes in inventories of finished goods and work in progress	4,477	–		4,477
Employee compensation and benefit expense	(409,854)	(164,148)		(574,002)
Other operating expenses	(597,455)	(210,345)		(807,800)
Earnings before interest and taxes, depreciation/ amortization	830,181	216,991	(b)	1,047,172
Amortization of intangible assets	(13,648)	(12,645)	(c)	(26,293)
Impairment of tangible assets	(13,733)	–	(c)	(13,733)
Depreciation, amortization and impairment charges	(201,353)	(71,430)	(c)	(272,783)
Earnings before interest and taxes	601,447	132,916	(b)	734,363
Share of (loss)/profit of associates	(7,052)	–		(7,052)
Interest income	6,261	354		6,615
Impairment of financial assets	–	–		–
Interest expense	(146,784)	(88,277)	(d)	(235,061)
Other financial income/expenses	69,248	–		69,248
Foreign exchange and fair value effect of convertible loans	(493,037)	–		(493,037)
Profit/loss before tax	30,083	44,993	(b)	75,076
Income tax expense	(26,160)	(15,298)		(41,458)
Profit/loss for the year	3,923	29,695	(b)	33,618

Notes to the pro forma income statement:

(a) Represents, except as otherwise indicated, the relevant income statement line item of ASiMI for the period from 1 January 2005 through 31 July 2005.

(b) Represents the relevant income statement line item of ASiMI from 1 January 2005 through 31 July 2005, after adjustments for transactions affecting that line item during that period between ASiMI and companies included in the consolidated financial statements of the Company.

(c) Depreciation and amortization have been recalculated by class of asset giving a combined seven-month charge of NOK 84 million.

(d) The Company financed its acquisition of ASiMI through two credit facilities: (a) a convertible loan agreement entered into with existing shareholders in a principal amount of U.S.$140 million, and (b) a senior credit facility entered into with DnB Nor and ABN Amro in a principal amount of U.S.$170 million. The total interest expense calculated for the first seven months of 2005, as if the loans had been in place on the same interest-rate terms at 1 January 2005, is NOK 88 million.

(e) The tax rate used was 34%, which represents the local tax rate faced by REC Silicon, and the related tax expense was estimated to be NOK 15 million for the first seven months of 2005.

(f) The year-end exchange rate between U.S. dollars and Norwegian kroner has been assumed for all adjustments.



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Shareholders of Renewable Energy Corporation ASA

INDEPENDENT AUDITORS' REPORT ON PRO FORMA CONDENSED INCOME STATEMENT

Respective Responsibilities of Directors and Auditors

We have audited the pro forma condensed consolidated income statement of Renewable Energy Corporation ASA and subsidiaries (the Company) for the year ended 31 December 2005, including the application of the pro forma adjustments to the historical condensed consolidated income statement of the Company for the year ended December 31, 2005. The pro forma condensed consolidated income statement was prepared to include the operations of Advanced Silicon Materials LLC's, which was acquired effective 1 August 2005, as if it was acquired on 1 January 2005. The pro forma condensed consolidated income statement is not necessarily indicative of the results of operations that would have been attained had the above mentioned transaction occurred on 1 January 2005. The pro forma condensed consolidated income statement was derived from Company's consolidated income statement for the year ended 31 December 2005, which was audited by us. The pro forma condensed consolidated income statement and pro forma adjustments are the responsibility of the Company's Board of Directors and managing director and are based upon management's assumptions as described therein. Our responsibility is to express an opinion to the pro forma amounts based on these assumptions.

Basis of Opinion

We have audited the consolidated income statement of the Company for the year ended 31 December 2005 which form the basis of the historical condensed consolidated income statement. We conducted our audits of the pro forma condensed consolidated income statement in accordance with Norwegian law and generally accepted auditing standards and practices in Norway, and express our opinion in accordance with Norwegian Auditing Standard RS 800, "The Auditors' Report on Special Purpose Audit Engagements". We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the pro forma financial information has been properly compiled on the basis stated
- that basis is consistent with the accounting policies of the issuer
- the related pro forma adjustments are in accordance with the assumptions stated, and are incorporated correctly in the pro forma condensed consolidated income statement for the year ended 31 December 2005

Oslo, 21 April 2006
KPMG AS

Arve Gevoll
State Authorised Public Accountant (Norway)

REPORT OF THE BOARD OF DIRECTORS

- 2004 has been another year with increased capacity and productivity as the REC Group increased the production capacity, particularly in ScanWafer, ScanCell and ScanModule.
- The group achieved revenues of 1 418 million NOK, an increase of 99 percent over 2003 revenues of 713 million NOK*. REC's earnings before interest and taxes, depreciation/amortization (EBITDA) was 155 million NOK compared to a loss of 32 million NOK* in 2003.
- REC increased its shareholdings in both Solar Grade Silicon LLC (from 60 percent to 70 percent) and ScanWafer AS (from 71 percent to 100 percent).
- The Board of Directors in REC has decided to sell ScanCell and ScanModule and these business areas have consequently been reported as discontinued operations in the group accounts (see Note 16).

THE REC GROUP IN BRIEF

Renewable Energy Corporation AS was established December 3, 1996 and has its headquarter and R&D centre at Høvik outside Oslo, the capital of Norway.

The REC Group business goal is to become the most cost-efficient solar energy company in the world, with a particular focus on the upstream part of the photovoltaic ("PV") value chain, i.e. production of silicon feedstock and wafers. REC will consolidate its dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

The REC Group consists of the parent company REC AS and the five operating subsidiaries Solar Grade Silicon LLC, ScanWafer AS, ScanCell AS, ScanModule AB and SolEnergy AS/Solar Vision Ltd. The subsidiaries are funded independently through bank loans and carry all operating, financial and development costs themselves. All internal transactions between subsidiaries are executed at market prices. Internal transactions between the parent company and the subsidiaries are done at full cost. The accounts of the subsidiaries therefore fully reflect the economic development of the various operations in the REC Group.

Renewable Energy Corporation AS (REC AS) is the parent company in the REC Group. As all subsidiaries have their own accounting, personnel and technology staffs, REC AS activities is concentrated on corporate functions as well as business development. In late 2004, the Board of Directors in REC decided to buy 100 percent of SiTech AS, a monocrystalline ingot producer with approximately 20 MW production capacity, and 21 percent of CSG Solar AG, a company developing microcrystalline silicon-based thin-film for the solar energy market. The board initiated a process to sell the subsidiaries ScanCell AS and ScanModule AB. After negotiations with Komatsu Ltd., REC signed in February 2005 a letter of intent to buy 75 percent of the ownership interest in ASiMI LLC, a producer of silane gas and polycrystalline silicon. ASiMI LLC is also the minority owner in Solar Grade Silicon LLC, an ownership interest that will be included if the transaction is successfully completed. The execution of definitive agreements is expected to take place in May/June 2005, while the sale of ScanCell AS and ScanModule AB is anticipated to be clarified within 2005. The financial results of ScanCell and ScanModule have consequently been reported as a discontinued operations in the group accounts (see Note 16).

At the end of September 2003, REC increased its shareholding in ScanWafer from 32.6 percent to 71.2 percent. As a result, and with reference to the accounts for 2003, ScanWafer are consolidated into the REC Income Statement and Cash Flow according to the equity method for the first three quarters of 2003 and according to the purchase method for the fourth quarter of 2003.

(p) Represents pro-forma figures from 2003 assuming acquisition of the remaining outstanding shares of ScanWafer AS as of 01.01.2003. Therefore ScanWafer AS is consolidated based on a 100 percent ownership and consequently goodwill has been depreciated for 12 months.

FINANCIAL REVIEW

	REVENUE		EBITDA	
YEAR ENDED DECEMBER 31	2004	2003 (p)	2004	2003 (p)
Solar Grade Silicon	533 678	192 981	41 731	-9 354
ScanWafer	883 938	617 744	149 267	39 129
ScanCell	144 494	20 862	7 316	-18 216
ScanModule	129 376	7 160	-14 301	-5 734
SolEnergy	6 766	2 641	-2 224	-7 145
Sum	1 698 252	841 388	181 789	-1 320
Corporate/eliminations	-280 112	-128 377	-26 540	-30 285
Total	1 418 140	713 011	155 249	-31 605

	EBIT		PROFIT/LOSS BEFORE TAX	
YEAR ENDED DECEMBER 31	2004	2003 (p)	2004	2003 (p)
Solar Grade Silicon	40 754	-9 906	39 785	-16 624
ScanWafer	68 274	-30 047	46 487	-80 811
ScanCell	-8 061	-25 941	-10 585	-28 498
ScanModule	-16 964	-6 548	-19 123	-6 324
SolEnergy	-5 008	-11 301	-10 524	-15 337
Sum	78 995	-83 743	46 040	-147 594
Goodwill depreciation	-55 890	-48 155	-55 890	-48 155
Corporate/eliminations	-26 782	-30 478	-41 879	-48 966
Total	-3 677	-162 376	-51 729	-244 715

(p) Pro-forma figures for 2003 assuming ScanWafer on a fully consolidated basis.

The overall development in revenues and operating profit is satisfactory, but still highly influenced by expansions, new investments and a ramp up in production in all subsidiaries. In 2004, REC increased the production capacity in ScanWafer, ScanCell and ScanModule.

In 2004, the REC Group achieved revenues of 1 418 million NOK, an increase of 99 percent over 2003 revenues of 713 million NOK. REC's earnings before interest and taxes, depreciation/amortization (EBITDA) was 155 million NOK compared to a loss of 32 million NOK in 2003. The REC Group incurred more than 60 million NOK of research and development cost in 2004. The majority of this cost, 47 million NOK, was incurred by Solar Grade Silicon related to the new Fluidised Bed Reactor (FBR) technology, and is judged to be non-recurring. An additional 12 million NOK was incurred by ScanWafer and the remaining two million NOK by ScanCell and ScanModule.

Loss before tax for the REC Group in 2004 was 52 million NOK. This includes goodwill depreciation of 56 million NOK, one-time items like write downs of tangible fixed assets of 7 million NOK and write-downs of financial fixed assets of 7 million NOK. Loss for the year, after minority interest, was 63 million NOK.

As stated above, in late 2004 the Board of Directors initiated a process to sell ScanCell and ScanModule. Assuming a 2004 consolidation without ScanCell and ScanModule, the REC Group achieved revenues of 1 209 million NOK, an increase of 69 percent over 2003 revenues of 716 million NOK. The REC Group earnings before interest and taxes, depreciation/amortization (EBITDA) would then be 162 million NOK compared to a loss of 8 million NOK in 2003. Under the same assumptions, operating profit (EBIT) would have been 21 million NOK compared to an operating loss of 130 million NOK.

Solar Grade Silicon

Solar Grade Silicon LLC (SGS) manufactures polysilicon, the raw material for silicon wafers, at its production plant at Moses Lake, Washington State, USA. The Moses Lake plant has been converted from producing electronic grade silicon into polycrystalline silicon for the solar power industry. Sales contracts typically run for three to five years with price/volume negotiations in the fall of each year for the following year. The company has 175 employees. SGS is the worlds only dedicated producer of polycrystalline silicon for the solar power industry. The company was at the end of 2004 owned 70 percent by REC and 30 percent by ASiMI LLC, and is fully consolidated in REC's accounts. REC's shareholding increased in September 2004 from 60 percent in accordance with the joint venture agreement between the two owners of SGS. Revenues in 2004 were 534 million NOK, compared to 193 million NOK in 2003, constituting a revenue growth of 177 percent. 49 million NOK of the revenue recognized in 2004 was pushed over from 2003, in accordance with good accounting principles. Inventory of finished goods, silicon feedstock, also decreased from slightly more than 600 metric tonnes by the end of 2003 to less than 200 tonnes by the end of 2004. However, the majority of the increase in revenues was a result of ramp up efficiencies and production improvements.

SGS produced 2 100 metric tonnes of silicon in 2004, compared with 1 750 tonnes in 2003. SGS is currently producing at near full capacity.

* Pro-forma figures for 2003 assuming ScanWafer on a fully consolidated basis.

REC AS

100% Silicon Technologies AS
100% Solar Grade Silicon Hold. inc.
70%[1] Solar Grade Silicon LLC

100% ScanWafer AS

100% ScanCell AS

100% ScanModule AB

100% SolEnergy AS
100% Solar Vision Ltd.

* Joint Venture agreement with ASiMI LLC, a company 100 percent owned by Komatsu Ltd of Japan. According to the agreement with ASiMI, REC will increase its ownership to 75 percent by September 2005 and a put/call option arrangement will then enable REC to increase further to 100 percent.

Further de-bottlenecking and productivity improvements are expected to increase capacity by approximately 5 percent in 2005 and another 5 percent in 2006.

In 2004, 25 percent of SGS revenues came from sales to ScanWafer. In 2005, SGS expects to sell approximately 70 percent of its production to ScanWafer.

The average market price (long-term contracts) of solar grade silicon was around 25 USD/kg in 2004. It is now evident that prices for 2005 will increase considerably as a result of the worldwide shortage of solar grade silicon. This will positively affect revenues and profit in SGS.

SGS earnings before interest and taxes, depreciation/amortization (EBITDA) was 42 million NOK compared to a loss of 9 million NOK in 2003. In 2004, SGS incurred close to 47 million NOK of research and development cost related to the new Fluidised Bed Reactor (FBR) technology, judged to be non-recurring. EBITDA margin was, excluding the FBR development cost, 16.4 percent in 2004. The improvement is mainly due to increased revenue efficiency and production improvements.

SGS achieved a profit of 40 million NOK before taxes in 2004 compared to a loss of 17 million NOK in 2003.

ScanWafer

In 2004, ScanWafer was the world's second largest manufacturer of multicrystalline silicon wafers for the solar power industry, with a market share of around 17 percent. ScanWafer has two manufacturing sites; one in Glomfjord in the northern Norway and the latest factory at Herøya in the south of Norway. The company has 316 employees.

With total production in 2004 of 130 MW, Scanwafer had revenues of 884 million NOK, a growth of 43 percent from 2003 revenues of 618 million NOK. The revenue growth was a result of capacity increases in the second half of 2003 and during 2004. ScanWafer has over the last two years increased its production capacity significantly. The run rate were at the beginning of 2003 61 MW/year, at the beginning of 2004 105 MW/year and increased further to a run rate at the beginning of 2005 of 162 MW/year. With planned ramp-up and improvements in production, the run rate is expected to be close to 240 MW/year at the end of 2005.

Global market prices for multicrystalline wafers decrease by 5 percent in 2004. Further decreases are expected as the industry achieves further benefits of scale and improves productivity. However, the significant increase in the price of silicon feedstock will, in 2005, temporarily stall the reduction in wafer prices.

The ramp-up and capacity increases have in the short run affected the margin level negatively as consumption of input factors tend to be higher and investment costs are incurred before full production is achieved. Even with a cost level higher than expected during normal operations, ScanWafer managed to increase its EBITDA to 149 million NOK compared 39 million NOK in 2003. The profit level should be relatively comparable as ScanWafer both in 2003 and 2004 incurred substantial costs (and delayed income) due to capacity increases. In 2003 ScanWafer started up the new plant at Herøya with a capacity of around 60 MW. In late 2004 and early 2005, the capacity of this plant was doubled to 120 MW. Production will then gradually be ramped up reaching capacity in the third quarter of 2005. The EBITDA margin was 16.9 percent in 2004.

The increase in operational profit is then mainly explained by a higher revenue level through increased production and continuous productivity gains.

ScanWafer achieved a profit before tax of 46 million NOK in 2004 compared to a loss before tax of 81 million NOK in 2003.

ScanCell

Revenues of ScanCell, our solar cell plant located in Narvik, Norway, were 144 million NOK in 2004, up from 21 million NOK in 2003. In 2004, ScanCell started the year with a small scale production and expanded its operations throughout the year and changed its production to larger and thinner cells. The transition from 125mm x 125mm cells to 156mm x 156mm cells, and from 330 micron to 280 micron in cell thickness, initially had a negative impact on production volumes and cost. ScanCell incurred delayed delivery of production equipment and experienced certain start up problems. The capacity increase and production transition has now been successfully completed. By the forth quarter all transition challenges were solved, and production was running with a satisfactory level of productivity, quality and profitability. ScanCell was at year-end running at capacity and currently employs 68 people.

The board of REC has decided to sell the ScanCell business to concentrate the group's efforts on achieving a market leader and cost leader position upstream. ScanCell's results are therefore reported as a discontinued operation in the group accounts (see Note 16), with a loss after tax of 6 million NOK.

ScanModule

Revenues in ScanModule, based in Glava, Sweden, were 129 million NOK in 2004, up from 7 million NOK in 2003. 2004 has been the ramp-up year for ScanModule which started the year with a small scale test production and increased the production capacity to a normalized level throughout the year. ScanModule has additionally changed its module production to be based on larger and thinner cells. The move to larger and thinner cells is positive for the business in the medium and long term, as customers increasingly expect more cost-efficient modules. The ramp-up in ScanModule has been more challenging than expected. However, the company was profitable on a monthly basis by the end of 2004, and is expected to run at capacity by the end of the first quarter 2005. ScanModule employs 70 people.

The board of REC has decided to sell the ScanModule business to concentrate the group's efforts on achieving a market and cost leader position upstream. ScanModule's results are therefore reported as a discontinued operations in the group accounts (see Note 16), with a loss after tax of 14 million NOK.

SolEnergy

SolEnergy is dedicated to the installation and operation of PV systems in developing countries, particularly in South Africa where SolEnergy operates through it's subsidiary Solar Vision. The Government of South Africa has awarded a concession to Solar Vision giving the company preferred rights to install up to 50 000 solar home systems. Towards the end of 2004 Solar Vision changed it's accounting principles based on guidance from local auditors. Grants received per installations from the local government are now recognized as revenue over the lifetime of the installation, 20 years. Consequently, the comparable figures for 2003 have also been restated to reflect the same accounting principles. This has also triggered the need for calculation and depreciation of goodwill from earlier share purchases in Solar Vision.

Total revenues for SolEnergy at year-end 2004 were 7 million NOK. The business area had then installed close to 6 500 solar home systems in its dedicated concession area in Polokwane, South Africa. The current demand from the local community for new installations is strong and the rate of installations is expected to average between 350 and 450 installations per month in 2005. The business area has 15 employees and engages close to 90 local contractors in the rural areas where it operates.

Solar Vision was cash generating in 2004, but recorded an accounting loss of 4 million NOK after tax. The holding company SolEnergy additionally wrote down the book value of selected other investments with a total negative income statement effect of 6 million NOK.

REC Group & Holding
During 2004, REC undertook three major capital increases, of which two had cash effect. This contributed more than 300 million NOK of new equity into the company. These funds, and additional loans, will be used to finance REC's aggressive growth strategy going forward. At December 31, 2004, total equity for the REC Group amounted to 925 million, which gives an equity book value ratio of 46 percent and an interest bearing debt to equity ratio of 0.86.

In REC, the holding company, AS net operating expenses and personnel costs (net after internal sale of services to subsidiaries) amounted to 22 million NOK in 2004, compared with 30 million NOK in 2003. A significant portion of these costs were transaction related costs. Interest expenses rose to 20 million NOK in 2004, from 12 million NOK in 2003, costs largely related to the convertible bond that was set up in the third quarter of 2003 and which is part of REC's subsidiary financing.

Net loss for REC AS in 2004 was 23 million NOK. The Directors propose that no dividend should be paid for 2004 and that the net loss for the year is transferred and displayed separately under other equity and retained earnings. At December 31, 2004, the REC AS's free equity was 254 million NOK.

Pursuant to Section 3-3 of the Norwegian Accounting Act, the directors confirm that the accounts have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date when the accounts were approved.

CURRENCY AND INTEREST RATE EFFECTS
Subsidiaries are funded in local currencies. SGS's cost base is in USD an all sales are done in USD. ScanWafer's cost base is partly in USD (silicon feedstock from SGS), in NOK and in EURO. Income is also calculated in EURO, NOK and USD. All new customers are credit checked before entering into long-term contracts. With a relatively small number of end customers, strong product demand and good transparency in the industry, the credit risk is perceived to be low. The REC Group mainly carries interest bearing debt with floating interest (tied to Nibor), with the exception of the convertible bond held at holding level of 255 million NOK, and is therefore exposed to fluctuations in the short-term interest level.

INTERNAL AND EXTERNAL ENVIRONMENT
The working environment in the REC Group is in general good. All business areas are committed to equal employment opportunities in all of our employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status. The REC Group requires that all employees to cooperate fully to ensure the fulfillment of this commitment in all actions and decisions, including hiring, promotions, upgrades, transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential. Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors. Despite these principles, Renewable Energy Corporation AS has no female Directors. Both the Board of Directors and the corporate management are aware of social expectations and regulations concerning the promotion of gender equality on the board and in the business.

There were no serious injuries of personnel or loss of lives reported in 2004 within the REC Group. A number of smaller injuries, mostly related to minor cuts and bruises, were reported and some resulted in lost time. All injuries have been documented and measures adopted to avoid their recurrence.

In general, the working environment in the company is satisfactory. Absence on sick leave was on average for the Group 5.2 percent and the company aims to keep this low by continuously improving the working and safety conditions.

There was no significant damage to property or equipment in 2004.

The REC Group can report no material emissions to the external environment above what is granted by permits by local environmental authorities. REC continuously works on assuring the quality of its subsidiaries operations and puts great emphasis on the significance of the environment. We will continue to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions. We will continue to reduce energy consumption and other emissions to the environment.

OUTLOOK FOR 2005
The global market for solar cells increased by 54 percent in 2004 (according to Solarbuzz, an international research institution). Industrial forecasts indicate that the world market for PV solar energy will continue to show strong growth also in 2005.

Market demand is influenced by – among other factors – interest rate levels, subsidies and prices of other energy sources. If interest rates are increased markedly, specifically in Japan or Germany, this may influence market demand negatively if the changes are not compensated by other improvements. Changes in subsidy schemes and other support measures in specifically California, Spain, Italy, India or China may increase the demand for solar energy in 2005. On the other hand, political changes, or changes in subsidies, in Germany or Japan can affect subsidy levels and hence market demand negatively. Continued high oil and natural gas prices may also both stimulate demand and prices, lead to positive changes in the use of subsidies, and induce further investments in the industry.

The industry is expected to experience supply shortage of silicon feedstock for production of wafers in 2005. This will lead to increased prices, positively affecting revenues and profit in our subsidiary SGS. ScanWafer is not expected to be negatively affected by the industry's feedstock problems as REC is the only solar energy company with its own production of high-quality silicon feedstock.

The REC Group focus will be to consolidate the dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions. We will continue negotiations with Komatsu Ltd. with the intent to reach a definitive agreement in line with the letter of intent to buy ASiMi LLC that was signed in February 2005. We also expect to clarify the sale of ScanCell and ScanModule and use the funds that this potentially generates to further fuel our strategy upstream.

Høvik, April 28, 2005

Tore Schiøtz
Chairman of the Board

Rune Bjerke
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Paul Kloppenborg
Member of the Board

Halvor T. Svartdal
Member of the Board

Richard Olav Aa
Member of the Board

Alf Bjørseth
President and CEO



Income Statement REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
Sales of product and services		1 408 052	703 404	285 862
Other operating income		10 088	9 607	3 540
Total revenues	1, 2	1 418 140	713 011	289 402
Material expenses		-512 401	-309 156	-62 109
Change in work in progress and finished goods		-81 902	68 835	53 581
Payroll expenses	4, 13	-291 539	-221 586	-138 696
Other operating expenses	4	-377 049	-282 709	-230 162
Earnings before interest and taxes, depreciation/amortization	2	155 249	-31 605	-87 984
Goodwill depreciation	5	-55 890	-48 155	-20 859
Write downs of tangible fixed assets	6	-6 593	-4 405	-4 293
Depreciation	5, 6	-96 443	-78 211	-31 550
Earnings before interest and taxes	2	-3 677	-162 376	-144 686
Earnings from equity accounted companies	10	-1 578	-372	-5 790
Interest income		1 548	1 745	1 377
Write downs of financial fixed assets	10	-6 715	-3 661	-3 661
Interest expense		-46 058	-46 272	-28 235
Other financial income/expenses		4 751	-33 779	-18 794
Profit/loss before tax	2	-51 729	-244 715	-199 789
Taxes	7	3 608	63 179	56 727
Profit/loss before minority interests		-48 121	-181 536	-143 062
Minority interest	14	14 472	3 640	14 881
Profit/loss for the year		-62 593	-177 896	-128 181

Balance Sheet REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
ASSETS				
Fixed Assets				
Deferred tax assets	7	113 205	110 639	110 639
Goodwill	5	200 124	221 247	248 543
Other intangible fixed assets	5	28 508	32 550	32 550
Intangible Fixed Assets		341 837	364 436	391 732
Land and buildings	6	181 719	185 037	185 037
Machinery and equipment	6	548 910	450 837	450 837
Other tangible fixed assets	6	54 024	53 612	53 612
Tangible Fixed Assets		784 653	689 486	689 486
Financing receivables	9	13 043	16 773	16 773
Investments in associated companies	10	10 910	5 888	5 888
Investments in shares	10	3 086	1 091	1 091
Other long-term receivables	9	37	5 071	5 071
Financial Fixed Assets		27 076	28 823	28 823
Total Fixed Assets		1 153 566	1 082 745	1 110 041
Current Assets				
Inventories	3	207 544	293 939	293 939
Trade receivables	9	189 538	127 681	127 681
Other current receivables	9	65 601	39 312	39 312
Cash and bank deposit	8	415 185	52 324	52 324
Total Current Assets		877 868	513 256	513 256
Total Assets		2 031 434	1 595 999	1 623 295

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
EQUITY AND LIABILITIES				
Shareholders' Equity				
Share capital	14	37 286	26 436	26 436
Own shares	14	0	-766	-766
Share premium reserve	14	667 170	372 391	372 391
Other paid in capital	14	337 739	312 568	312 568
Paid-in capital		1 042 195	710 629	710 629
Other equity and retained earnings	14	-103 980	-45 433	-79 333
Profit/loss for the year	14	-62 593	177 896	-128 181
Minority interest	14	49 245	44 442	146 789
Retained earnings		-117 328	-88 021	-60 725
Total Shareholders' Equity		924 867	622 608	649 904
Non-current liabilities				
Pension liabilities	13	14 676	10 774	10 774
Deferred tax liabilities	7	0	0	0
Medium- and long-term loans	9, 11, 12	575 486	559 118	559 118
Other liabilities non-current		15 790	9 367	9 367
Total Non-current Liabilities		605 952	579 259	579 259
Current liabilities				
Trade payables		212 608	148 733	148 733
Other current liabilities		66 591	65 539	65 539
Short-term loans	9	221 416	179 860	179 860
Total Current Liabilities		500 615	394 132	394 132
Total Liabilities and Equity		2 031 434	1 595 999	1 623 295

Statement of cash flow REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
Cash flows from operating activities				
Profit/loss before tax		-51 729	-244 715	-199 789
Adjustments for depreciation of fixed assets		165 641	134 432	60 363
Adjustments for changes in pension liabilities		3 759	4 658	4 658
Loss on sale of subsidiaries not consolidated		0	0	0
Other adjustments		11 962	8 003	8 851
Changes in operating assets and liabilities:				
Changes in trade receivables		-62 262	-74 121	-26 817
Changes in inventories		86 305	-122 752	-75 863
Changes in trade payables		64 027	28 110	2 502
Taxes paid		0	0	0
Net cash flow from operating activities		217 703	-266 385	-226 095
Cash flows from investing activities				
Capital expenditure on financial fixed assets		-11 527	-78 421	-78 421
Capital expenditure on other fixed assets		-205 191	-217 936	-66 239
Net cash flow from investing activities		-216 718	-296 357	-144 660
Cash flow from financing activities				
Changes in financing receivables		-3 431	12 680	372
Changes in short-term loans		41 600	-161 798	7 408
Changes in medium- and long-term loans		17 367	440 341	172 035
Increase in equity		308 874	158 200	158 200
Dividends paid		0	0	0
Other items		-2 165	-1 572	-7 385
Net cash flow from financing activities		362 245	447 851	330 630
Cash and equivalents translation difference		-369	841	841
Net change in cash and equivalents		362 861	-114 050	-39 284
Cash and equivalents - beginning of the year	8	52 324	166 374	87 422
Cash acquires during the year				4 186
Adjusted cash and equivalents - beginning of the year				91 608
Cash and equivalents - end of the year	8	415 185	52 324	52 324

Notes to the REC Group accounts

Note 01: **ACCOUNTING PRINCIPLES**

Consolidated financials The consolidated accounts include the parent company, subsidiary companies and equity accounted companies and give the Group's combined financial position of these companies as one unit and as collective statements.

At the end of September 2003, Renewable Energy Corporation AS (REC) increased its shareholding in ScanWafer AS from 32.6% to 71.2%. As a result, ScanWafer AS is consolidated into REC Income Statement and Cash Flow according to the equity method for the first three quarters of 2003 (from 01.01.2003 to 30.09.2003) and according to the purchase method for the fourth quarter of 2003 (from 01.10.2003 to 31.12.2003).

(p) Represent pro-forma figures for 2003 assuming acquisition of the remaining outstanding shares of ScanWafer AS as of 01.01.2003. Therefore ScanWafer AS is consolidated based on a 100% ownership and consequently goodwill has been depreciated for 12 months. The acquisition of the remaining outstanding shares of ScanWafer AS was acquired by issuing shares in Renewable Energy Corporation AS. The pro-forma minority interest consequently consist only of the minority in Solar Grade Silicon LLC and Solar Vision Ltd.

Subsidiaries A company is treated as a subsidiary where REC holds a shareholding of more than 50% and has a controlling interest. The Income Statement and Balance Sheet are included in their entirety in the Consolidated Accounts. The minority interests' share of the profit or loss for the year and shareholders' equity is shown as separate items in the accounts.

Shares purchased in subsidiaries are dealt with according to the purchase method of accounting, by which the cost price of the shares is set off against the book value of the shareholders' equity in the subsidiary at the time of purchase. Added or reduced values resulting from the purchase are assigned to identifiable assets or liabilities. Added value that cannot be assigned to identifiable assets and liabilities is presented in the Balance Sheet as goodwill. Depreciation of added value and goodwill is presented in the Income Statement. Goodwill is depreciated at 20% throughout the Group.

Associated companies Associated companies are enterprises in which Renewable Energy Corporation AS has a substantial interest (normally more than 20% of the shares), but which are not subsidiaries or joint ventures. For associated companies REC use the equity method in the consolidated accounts. According to the equity method, investments are valued as the share of equity capital in the enterprise and the share of the profit is entered as income. The share of the profit and the investment are presented as separate items in the Income Statement (Earnings from equity accounted companies) and Balance Sheet. At the time of purchase, the investment is valued at full cost, i.e. including the added or reduced value resulting from the purchase.

Conversion of foreign companies Balance sheet items relating to foreign companies are converted at the exchange rate applying on the date of the Balance Sheet, while Income Statement and Cash Flow items are converted at average exchange rates for the year. Conversion differences for foreign subsidiaries are entered against the Group's shareholders' equity.

Internal transactions All internal transactions between consolidated units have been eliminated. This applies to internal trading, interest, dividends and internal gains. It also applies to internal receivables and liabilities, in addition to share and capital investment.

Pensions REC has both defined-benefit pension schemes and defined-contribution pension schemes for its employees. Employees' pension rights under the defined-benefit pension schemes are charged to expenses as they are earned and net pension commitments/pension funds are entered in the Balance Sheet. An actuarial calculation is made annually of pension expenses and pension commitments, taking into account anticipated wage growth based on linear accumulation. "Pension funds" includes premium funds and REC's share of the insurance company's funds (premium reserves). "Pension expenses" includes the present value of the year's pension earnings, plus interest on commitments, less return on pension funds. For the defined-contribution pension schemes the contributions are charged to expenses as they are paid. No commitments are entered in the Balance Sheet for these schemes.

Taxes This year's Income Statement does not contain any payable taxes, but rather a carry forward tax loss and change in deferred tax. The tax loss is calculated on the basis of the year's loss in each of our subsidiaries and parent company. Deferred tax asset is a provision for future reduced payable tax, calculated on temporary

differences between accounts and tax. The reason why temporary differences arise is that some of the items in the Income Statement are treated differently for accounting purposes and for tax purposes.

Depreciation Depreciation is based on the economic life of the fixed assets.

Development costs Costs relating to research and development of technology are charged to expenses.

Receivables and debts Receivables and debts that relate to production are classified as current assets and short-term liabilities. Debts to credit issuing institutions etc. which are taken up to finance fixed assets (investments) are classified as long-term liabilities, while loans taken up to finance working capital (current assets) are classified as short-term liabilities. Other receivables and debts which are not due for more than a year, are classified as fixed assets and long-term liabilities. Receivables are entered in the Balance Sheet at their nominal value less provision for bad debts. Receivables and debts in foreign currency are converted at the exchange rate on the date of the Balance Sheet.

Stocks Stocks are assessed at full cost price or net realizable value, whichever is lower.

The accounting principals are in detail described in the disclosures to the financial statements in the parent company.

Note 02: **SEGMENT DATA**

	2004	2003 (P)
Sales revenues by segment		
Solar Grade Silicon	533 678	192 981
ScanWafer	883 938	617 744
ScanCell	144 494	20 862
ScanModule	129 376	7 160
SolEnergy	6 766	2 641
Gross revenues	1 698 252	841 388
Corporate/eliminations	-280 112	-128 377
Total revenues	1 418 140	713 011

	2004	2003 (P)
EBITDA by segment		
Solar Grade Silicon	41 731	-9 354
ScanWafer	149 267	39 129
ScanCell	7 316	-18 216
ScanModule	-14 301	-5 734
SolEnergy	-2 224	-7 145
Sum	181 789	-1 320
Corporate/eliminations	-26 540	-30 285
Total EBITDA	155 249	-31 605

	2004	2003 (P)
EBIT by segment		
Solar Grade Silicon	40 754	-9 906
ScanWafer	68 274	-30 047
ScanCell	-8 061	-25 941
ScanModule	-16 964	-6 548
SolEnergy	-5 008	-11 301
Sum	78 995	-83 743
Goodwill depreciation	-55 890	-48 155
Corporate/eliminations	-26 782	-30 478
Total EBIT	-3 677	-162 376

	2004	2003 (P)
Profit/loss before tax by segment		
Solar Grade Silicon	39 785	-16 624
ScanWafer	46 487	-80 811
ScanCell	-10 565	-28 498
ScanModule	-19 123	-6 324
SolEnergy	-10 524	-15 337
Sum	46 040	-147 594
Goodwill depreciation	-55 890	-48 155
Corporate/eliminations	-41 879	-48 966
Total Profit/loss before tax	-51 729	-244 715

Note 03 **INVENTORIES**

	2004	2003
Inventories		
Finished goods	35 677	103 917
Goods in production	18 135	44 283
Raw materials	153 732	145 739
Total inventories	207 544	293 939

Note 04 **PAYROLL EXPENSES**

	2004	2003
Payroll expenses		
Pay	227 626	127 176
Bonus and sales commission	2 818	-647
Employer's National Insurance contribution	43 414	8 611
Pension expenses	15 408	1 493
Other pay-related expenses	2 273	2 063
Total payroll expenses	291 539	138 696
Average number of permanent employees	601	505
Number of employees at December 31, 2004	657	546

AUDITOR'S REMUNERATION FOR 2004 *	AUDIT FEES EXPENSED	CONSULTANCY SERVICES
KPMG	4 054	1 303
Other	10	70
Total auditor's remuneration	4 064	1 373

* Audit and other audit services contain:
- Audit work related to Norwegian auditing standard RS 700: to give a qualified opinion regarding the financial statements
- Audit work related to tax form signature according to RS 801
- Audit work related to confirmations according to RS 802

Note 05 **INTANGIBLE FIXED ASSETS**

	RESEARCH AND DEVELOPM.	LICENCES AND OTHER INTANGIBLE ASSETS	GOODWILL	2004	2003
Cost price					
January 1	2 755	42 000	274 817	319 572	30 887
Additions		265	13 371	13 636	292 749
Sale					
Translation difference		-1	-8 348	-8 349	-4 064
Cost price at December 31	2 755	42 264	279 840	324 859	319 572
Accumulated depreciation					
January 1		-9 450	-23 585	-33 035	-3 240
Depreciation for the year		-4 306	-55 890	-60 196	-30 309
Translation difference			2 448	2 448	514
Depreciation at December 31		-13 756	-77 027	-90 783	-33 035
Write downs					
January 1	-2 755		-2 689	-5 444	
Write downs for the year					-5 444
Translation difference					
Write downs at December 31	-2 755		-2 689	-5 444	-5 444
Net book value		28 508	200 124	228 632	281 093
Estimated economic lifetime		10 y.	5 y.		
Depreciation method		linear	linear		

Note 06 **OPERATIONAL FIXED ASSETS**

	LAND AND BUILDINGS	MACHINERY AND EQUIPMENT	OTHER TANGIBLE ASSETS	2004	2003
Cost price					
January 1	200 356	599 780	69 697	869 833	64 307
Additions	7 740	182 155	14 842	204 737	811 802
Sale		-45 764	-1 154	-46 918	-9 862
Translation difference	-486	-1 267	-44	-1 797	3 586
Cost price at December 31	207 610	734 904	83 341	1 025 855	869 833
Accumulated depreciation					
January 1	-15 319	-143 877	-16 059	-175 255	-100 914
Depreciation on disposals		41 188	146	41 334	
Depreciation for the year	-10 579	-68 677	-12 882	-92 138	-74 012
Translation difference	7	-2 998	-471	-3 462	-329
Depreciation at December 31	-25 891	-174 364	-29 266	-229 521	-175 255
Write downs					
January 1		-5 067	-25	-5 092	
Write downs for the year		-6 567	-26	-6 593	-5 092
Translation difference		4		4	
Write downs at December 31		-11 630	-51	-11 681	-5 092
Net book value	181 719	548 910	54 024	784 653	689 486
Estimated economic lifetime	20–25 y.	7–10 y.	3–10 y.		
Depreciation method	linear	linear	linear		

Note 07 **INCOME TAX**

	2004	2003
Income tax expenses		
Tax payable		
Change in deferred taxes	3 608	56 727
Total tax expenses	3 608	56 727
Tax base estimation		
Profit/loss before tax	-51 729	-199 789
Profit/loss before tax ScanWafer		-17 631
Permanent differences	-4 743	-5 818
Permanent differences goodwill depreciation	55 890	20 859
Permanent difference relatet to minority interest (LLC)	-12 559	
Net transactions in capital equity		-625
Loss carried forward	-63 386	
Temporary diff. acqired by consolidation of ScanWafer		-12 933
Temporary differences	8 454	-25 602
Estimated tax base	-68 073	-241 539
Temporary differences		
Receivables	-13 620	-16 748
Inventory	-4 903	-98
Shares		8 775
Fixed assets	52 985	43 381
Provisions	-1 156	
Government grants	-19 126	-11 167
Pension obligations	-1 741	-1 425
Loss carried forward	-420 438	-419 775
Unused allowance of dividends	-133	-133
Total temporary differences	-408 132	-397 190
28%–34% deferred tax	-116 453	-114 555
Deferred tax asset not balanced	3 248	3 916
Total	-113 205	-110 639

Loss carried forward related to Solar Vision, not recognised due to uncertainty of utilisation against future taxable profit.

CONTINUED	2004	2003
The tax amount is:	1 366	1 089
Tax costs for the year		
Tax on profit/loss for the year	12 694	
Permantent difference effect	15 441	
Tax effect minority	4 270	
Reversed temporary difference on shares	2 457	
Temp. difference due to change in accounting principals	-197	
Temp. difference booked against equity	-175	
Total	3 608	

Note 08: **RESTRICTED BANK DEPOSITS**

Restricted bank deposits, most of which is related to withheld tax from employees amounts to NOK 7.6 million. In addition, the parent company has NOK 6.7 million restricted as collateral for financing the subsidiary ScanModule AB. Further the parent company has placed a USD 3 000 000 cash deposit in Bank of America, booked at NOK 18 314 697, as collateral for a credit facility used by Solar Grade Silicon LLC.

Note 09: **RECEIVABLES AND DEBT**

	2004	2003
Receivables		
Trade receivables	189 538	127 681
Other short-term recveivables	46 262	27 605
Prepaid costs	19 339	11 707
Other current receivables	65 601	39 312
Financing receivables	13 043	16 773
Bonds & securities		
Other long term receivables	37	5 071
Other long-term receivables	37	5 071
Total receivables	268 219	188 837
Debt		
Short-term liabilities to fin. institutions (credit facilities)	119 580	91 439
Current portions of long-term loans/liabilities	101 836	88 421
Short-term liabilities, interest-bearing	221 416	179 860
Long-term liabilities, interest bearing	575 486	559 118
Total interest-bearing debt	796 902	738 978

Note 10: **SHARES AND PARTICIPATIONS**

	REGISTERED OFFICE	BOOK VALUE NOK 1 000	OWNERSHIP/ VOTING SHARE
Shareholdings held by parent			
SITech AS	Norway	2 500	11.7%
Affitech AS	Norway	70	1.7%
Edisun Power AG	Germany	516	5.0%
Total investments in shares		3 086	

Shares owned in associated companies	CSG SOLAR AG	SCANWAFER GMBH
Ownership	21.0%	100.0%
Business office	Germany	Germany
Booked value at January 1, 2004		3 976
Acquired in 2004	8 512	
Profit/loss from equity accounted companies	-1 600	22
Booked value Desember 31, 2004	6 912	3 998
Total net investments in associated companies		10 910

Write downs of financial fixed assets of NOK 6 715 thousand mainly consists of the write down of shares in Afrisol, Marocco (NOK 6 075 thousand) held by SolEnergy AS. The remaining NOK 640 thousand consists of a number of smaller book value adjustments of selected other investments.

ScanWafer GmbH is recognised in the group financial statements using the equity method due to its immaterial size and limited number of transactions.

Note 11: **PLEDGES AND GUARANTEES**

	2004	2003
Guarantees		
Guarantees pledged as security	6 700	6 700
Other guarantees	700	2 920
Total guarantees	7 400	9 620

	BOOK VALUE	PLEDGE
Pledges as at December 31, 2004		
Fixed assets	742 210	913 588
Accounts receivables	173 052	274 936
Inventory	171 743	262 000
Total	1 087 005	1 450 524

For one of the subsidiaries, pledged values are higher than the book value of the related assets. ScanWafer AS had NOK 389 million higher pledge value than the book value.

Note 12: **CONVERTIBLE LOANS AND BOND ISSUES**

On September 24, 2003 the company entered into a loan agreement with Goldman Sachs International, Mithril GmbH and Good Energies Investments B.V.; total loan amounted to € 31 million. Interest rate on the convertible loan is 7.9% p.a. and interest expenses for 2004 amounts NOK 20 528 893. As per December 31, 2004, the loan was booked at NOK 255 393 499. The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at € 14.283 per share with currency rate NOK 8.26 which are equal to NOK 118 per share. The loan is due for repayment in whole at March 31, 2006. The loan agreement predetermines conversion rates at any new issues of shares and/or merger dilution effects. Good Energies Investments B.V. being REC's largest shareholder, is defined as a related party.

Note 13: **PENSION**

	2004	2003
Pension expenses		
Present value pension earnings for the year	13 344	11 429
Interest expenses	1 448	460
Return on pension funds	-1 229	-592
Effect of changes in estimates	289	10
Employer's tax	1 556	452
Net pension expense	15 408	11 759
Pension liabilities		
Present value funded defined benefit liabilities	29 452	24 622
Expected effect of future salary increase	14 833	721
Expected pension liabilities at year-end	44 285	25 343
Market value pension funds	24 801	14 268
Unrecognised effect of estimate deviations	-6 621	-1 499
Employer's tax	1 813	1 199
Net pension liability	14 676	10 774
Actuarial assumptions for pension liabilities		
Discount rate	5.5%	6.0%
Expected return on pension funds	6.5%	7.0%
Expected wage adjustment	3.0%	3.0%
Expected pension regulation	2.5%	2.5%
Expected pay increases	3.0%	3.0%

The pension plan relates to employees in Renewable Energy Corporation AS, ScanWafer AS and ScanCell AS for 2004. Actuarial assumptions are weighted average of pension plans in the group. and relate to persons. The other subsidiaries do not have additional pension obligations to the expensed amounts.

Note 14: **STATEMENT OF CHANGES IN EQUITY**

PAID-IN CAPITAL	SHARE CAPITAL	SHARE PREMIUM RESERVE	OWN SHARES	OTHER PAID-IN CAPITAL	TOTAL PAID-IN CAPITAL
Balance at January 1, 2004	26 436	372 391	-766	312 568	710 629
Equity changes	10 850	294 779	766	25 171	331 566
Balance at December 31, 2004	37 286	667 170	0	337 739	1 042 195

RETAINED EARNINGS	MINORITY INTEREST	OTHER EQUITY AND RETAINED EARNINGS	TOTAL RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2004	136 862	-190 929	-54 067	656 562
Adjustment, change in acc. principles	9 927	-16 585	-6 658	-6 658
Adjusted balance at January 1, 2004	146 789	-207 514	-60 725	649 904
Equity changes	-112 016	103 534	-8 482	323 084
Net profit/loss	14 472	-62 593	-48 121	-48 121
Balance at December 31, 2004	49 245	-166 573	-117 328	924 867

Adjustments to the opening balance resulted from changes in accounting principles in Solar Vision (South Africa), a fully owned subsidiary of SolEnergy AS. Grants received from installation activities from the local government are now recognized as revenue over the lifetime of the installation, 20 years.

Additional changes to the opening balance were a result of different treatment of minority interest in ScanWater AS. The majority loss is consequently NOK 11 million higher in 2003.

Note 15: **PROVISIONS AND CONTINGENT LIABILITIES**

Provisions made for claims not yet verified were NOK 8 957 939, the amount refer to the subsidiaries ScanWafer AS, ScanCell AS and ScanModule AB.

In addition, various financial claims may be made against REC AS and its subsidiaries from litigation or as a consequence of its ordinary operations. These relate mainly to warranties, personal injury and damage to property. The risk of such claims arising has been analysed and assessed, and cannot be determined with certainty. The management is not aware of any significant liabilities at the date of this report.

Note 16: **DISCONTINUED OPERATIONS**

In December 2004 the Board of Directors decided to sell two wholly owned subsidiaries of the group. The subsidiaries are ScanCell AS and ScanModule AB. ScanCell AS produces solar cells based on multicrystalline wafers from ScanWafer AS, most of its production is sold in Europe. ScanModule AB produces solar modules based on solar cells from ScanCell AS, all of its production goes to Europe.

The summerised financial information from the discontinued operations are as follows:

	2004	2003
Revenues		
ScanCell AS	144 494	20 862
ScanModule AB	129 376	7 160
Total	273 870	28 022
Earnings before interest and taxes		
ScanCell AS	-8 061	-25 941
ScanModule AB	-16 964	-6 548
Total	-25 025	-32 489
Net Profit (Loss) after tax		
ScanCell AS	-5 945	-17 534
ScanModule AB	-13 775	-4 288
Total	-19 720	-21 822

	2004	2003
Assets		
ScanCell AS	118 650	93 938
ScanModule AB	116 811	29 707
Total	235 461	123 645
Liabilities		
ScanCell AS	80 593	88 936
ScanModule AB	97 085	23 568
Total	177 678	112 504
Net asset		
ScanCell AS	38 057	5 002
ScanModule AB	19 726	6 139
Total	57 783	11 141

	2004	2003
Net cash flows from operating activities		
ScanCell AS	3 240	-27 485
ScanModule AB	-45 719	-13 414
Total	-42 479	-40 899
Net cash flows from investing activities		
ScanCell AS	-17 406	-24 086
ScanModule AB	-5 149	-4 707
Total	-22 555	-28 793
Net cash flows from financing activities		
ScanCell AS	13 861	51 532
ScanModule AB	54 833	19 919
Total	68 694	71 451



Income Statement REC AS

(IN NOK)	NOTES	2004	2003
Revenues	H	6 264 704	7 633 223
Total operating income		6 264 704	7 633 223
Purchase of goods		-1 468	-2 673 539
Payroll expenses	D	-14 682 046	-12 730 247
Depreciation of tangible fixed assets	C	-242 364	-193 553
Other operating expenses		-13 795 682	-22 514 677
Operating profit/(loss)		-22 456 856	-30 478 792
Interest receivable from group companies		1 860 245	183 333
Interest income		1 075 224	403 929
Other financial income	E	5 704 000	2 413 598
Write downs financial fixed assets		-455 000	0
Interest expenses		-20 528 893	-11 820 918
Other financial expenses		-1 152 200	-9 666 818
Profit/(loss) before taxes		-35 953 480	-48 965 668
Tax on ordinary profit	J	13 207 234	13 641 042
Profit/(loss) for the year		-22 746 246	-35 324 626
Profit/(loss) for the year is distributed as follows:			
Other equity/capital	K	-22 746 246	-35 324 626
Total distributed		-22 746 246	-35 324 626



Balance Sheet REC AS

(IN NOK)	NOTES	31.12.2004	31.12.2003
ASSETS			
Fixed assets			
Intangible fixed assets			
Deferred tax asset	J	42 094 025	28 886 791
Total intangible fixed assets		42 094 025	28 886 791
Tangible fixed assets			
Fixtures and fittings, tools, office machinery and similar assets	C	243 450	372 215
Total tangible fixed assets		243 450	372 215
Fixed asset investments			
Investments in subsidiaries	F	779 811 474	568 773 706
Loans to subsidiaries	I	178 516 925	185 138 303
Investments in associates	G	8 511 513	0
Other investments	G	3 086 063	1 041 063
Total fixed asset investments		969 925 975	754 953 072
Total fixed assets		1 012 263 450	784 212 078
Current assets			
Accounts receivable			
Trade accounts receivable	I	2 269 597	6 980 629
Receivables from subsidiaries	I	171 447	9 017 385
Other receivables		2 643 682	1 144 589
Total accounts receivable		5 084 726	17 142 603
Cash and cash equivalents	B	277 611 009	40 494 659
Total assets		1 294 959 185	841 849 340

(IN NOK)	NOTES	31.12.2004	31.12.2003
EQUITY AND LIABILITIES			
Equity			
Called up share capital			
Share capital	K	37 286 268	26 426 185
Not registered share capital		0	10 000
Own shares	K	0	-765 970
Share premium reserve	K	667 171 103	372 391 087
Paid-in other equity	K	283 056 215	261 510 226
Total called up capital		987 513 585	659 571 528
Earned equity			
Other capital	K	13 054 003	-39 880 904
Total earned equity		13 054 003	-39 880 904
Total equity		1 000 567 590	619 690 624
Liabilities			
Provisions			
Pension liabilities	D	1 160 756	656 985
Total provisions		1 160 756	656 985
Other long-term liabilities			
Convertible loans	E	255 393 499	214 628 697
Total other long-term liabilities		255 393 499	214 628 697
Total long-term liabilities		256 554 255	215 285 682
Current liabilities			
Liabilities to financial institutions	E	0	1 830 296
Accounts payable	I	3 950 891	2 048 019
Tax payable	J	0	0
Social security, VAT and other taxation payable		1 380 966	1 212 915
Other current liabilities	I	32 505 482	1 781 804
Total current liabilities		37 837 340	6 873 034
Total liabilities		294 391 595	222 158 716
Total equity and liabilities		1 294 959 185	841 849 340

Høvik, April 28, 2005

Tore Schiøtz *Chairman of the Board*	Rune Bjerke *Member of the Board*	Marcel Edmond Brenninkmeijer *Member of the Board*	Ole Enger *Member of the Board*
Paul Kloppenborg *Member of the Board*	Halvor T. Svartdal *Member of the Board*	Richard Olav Aa *Member of the Board*	Alf Bjørseth *President and CEO*

Statement of Cash flow REC AS

(IN NOK)	NOTES	2004	2003
Cash flow from operating activities			
Profit/(loss) before tax		-35 953 480	-48 965 668
Taxes paid		0	0
Depreciation and amortization		242 364	193 553
Write downs financial fixed assets		455 000	0
Changes in accounts receivable		4 711 032	-5 609 002
Changes in accounts payable		1 902 872	-389 534
Changes in pension scheme assets/liabilities		503 771	257 978
Changes in other accrued income and expenditure		12 350 274	-4 438 025
Net cash flow from operating activities		-15 788 167	-58 950 698
Cash flow from investing activities			
Capital expenditure on financial fixed assets		-127 300 513	-142 909 425
Proceeds from sale of other fixed assets		-113 600	-211 332
Net cash flow from investing activities		-127 414 113	-143 120 757
Cash flow from financing activities			
Increase in short and long-term loans		73 274 480	187 571 111
Repayment of short- and long-term loans		-1 830 296	-44 383 351
Increase in equity		308 874 444	61 160 573
Net cash flow from financing activities		380 318 628	204 348 333
Net change in cash and cash equivalents		237 116 348	2 276 878
Cash and cash equivalents 01.01.	B	40 494 659	38 217 783
Cash and cash equivalents 31.12.	B	277 611 009	40 494 659



Notes to the REC AS accounts

Note A: ACCOUNTING PRINCIPLES

Basic principles – assessment and classification – other issues The financial statements, which have been presented in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect as of December 31st 2004, consist of the profit and loss account, balance sheet, cash flow statement and notes to the accounts. The necessary specification has been provided in notes to the accounts, thus making the notes an integrated part of the financial statements.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations, congruence and prudence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of services. Costs are expensed in the same period as the income to which they relate. Costs that cannot be directly related to income are expensed as incurred. The different accounting principles are further commented on below.

In cases where actual figures are not available at the time of the closing of the accounts, generally accepted accounting principles require management to make estimates and assumptions regarding the effect of these items on the profit and loss account as well as the balance sheet. Actual results could differ from these estimates.

Assets/liabilities related to current business activities and items which fall due within one year are classified as current assets/liabilities. Current assets/short-term debts are recorded at the lowest/highest of acquisition cost and fair value. The definition of fair value is the estimated future sales price reduced by expected sales costs. Other assets are classified as fixed assets. Fixed assets are entered in the accounts at historical cost, with deductions for depreciation. In the event of a decline in value which is not temporary, the fixed asset will be subject to a write-down. The same principle applies to liabilities.

Accounting principles for material items
Cost recognition/matching
Costs are expensed in the same period as the income to which they relate is recognized. Costs that cannot be directly related to income are expensed as incurred.

Other income (costs)
Material income and cost which are not related to day to day operations are classified as other operating income (costs). Items that are unusual, irregular and material are classified as extraordinary items.

Financial assets The company's investments in subsidiaries and associated companies are valued at the lowest of fair value and acquisition cost.

Accounts Receivables Trade receivables are accounted for at face value with deductions for expected loss.

Deferred tax and tax expense Deferred tax is calculated based on temporary differences between book values and values according to the tax basis for assets and liabilities at year end. For the purposes of calculating deferred tax, nominal tax rates are used. Positive and negative differences are offset to the extent they reverse within the same time-frame. Temporary differences that will constitute a future tax deduction give rise to a deferred tax asset. Change in deferred tax liability and deferred tax asset, together with taxes payable for the fiscal year adjusted for errors in previous years tax calculations constitutes taxes for the year.

Pension liability and pension costs The company has a pension plan that entitles its members to defined future benefits, called defined benefit plans. The calculation of the liability is made on a linear basis, taking into account assumptions regarding the number of years of employment, discount rate, future return on plan assets, future changes in salaries and pensions, the size of defined benefit contributions from the government and actuarial assumptions regarding mortality, voluntary retirement and so on. Plan assets are stated at fair market values.



Net pension liability comprises the gross pension liability less the fair value of plan assets. Net pension liabilities from under funded pension schemes are included in the balance sheet as long-term interest free debt, while over funded schemes are included as long-term interest free receivables, if it is likely that the over funding can be utilized.

Changes in the liability caused by changes in the pension plan, are distributed over the estimated remaining years of service. Changes in the pension liability and plan assets due to changes in estimates, are distributed over the remaining average years of service, provided the changes exceeds 10% of the gross pension liability/plan assets.

Net pension cost, which consists of gross pension cost, less estimated return on plan assets adjusted for the impact of changes in estimates and pension plans, are classified as an operating cost, and is presented in the line item payroll and related cost.

Cash flow statement The cash flow statement is compiled using the indirect method. Cash and cash equivalents include cash, bank deposits and other short-term investments with terms not exceeding 3 months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

Note B: RESTRICTED FUNDS

Bank deposit restricted to employees' tax deduction is NOK 713 220, NOK 6 700 000 is restricted as collateral for the financing of a subsidiary. The company has placed a USD 3 000 000 cash deposit in Bank of America, booked at NOK 18 314 697, as collateral for a credit limit used by Solar Grade Silicon LLC. The company has available a credit facility with a limit of NOK 10 000 000.

Note C: TANGIBLE FIXED ASSETS AND INTANGIBLE FIXED ASSETS

	LICENSE	OFFICE EQUIP.	CARS	2004 TOTAL	2003 TOTAL
Cost as of 01.01.	211 332	439 280	209 950	860 562	649 230
Additions to purchased fixed assets	0	113 600	0	113 600	211 332
Disposals	0	0	0	0	0
Cost as of 31.12.	211 332	552 880	209 950	974 162	860 562
Accumulated depreciation as of 31.12.	82 185	445 977	202 550	730 712	488 347
Net book value as of 31.12.	129 147	106 903	7 400	243 450	372 215
Depreciation for the year	70 444	109 521	62 400	242 364	193 553
Useful economic life, years	Up to 3	Between 3–7.	Up to 3		
Depreciation plan	Linear	Linear	Linear		

Operating lease amount NOK 508 450.



Note D: SALARIES / NUMBER OF EMPLOYEES / BENEFITS / EMPLOYEE LOANS / PENSIONS

PAYROLL AND RELATED COST	01.01-31.12 2004	2003
Payroll	10 993 968	9 822 225
Social security costs	1 991 217	1 623 878
Pension costs	1 543 907	1 151 164
Other employee related costs	152 955	132 980
Payroll and related cost	14 682 046	12 730 247

Average number of employees in 2004 was 14

CURRENT YEAR PENSION EXPENSES	2004	2003
Present value pension earnings of the year	1 472 530	1 098 440
Interest expences incurred pension cost	143 002	99 212
Expected return	-138 091	-93 834
Redemption og estimate divergence	30 757	9 588
Net Pension Expence	1 508 198	1 113 406
Administrative Expences	35 709	28 568

BALANCE (NOTE INFORMATION) PENSION LIABILITIES	31.12.04	31.12.03
Incurred pension commitment excl expected future salary increase	3 256 378	2 315 982
Expected effect of future salary increase	1 105 259	535 211
Incurred pension commitment incl expected future salary increase	4 361 637	2 851 193
Market value pension funds	-2 539 928	1 862 032
Net incurred pension commitment	-1 821 709	-989 162
Unrecognised effect of estimate deviations	804 394	332 177
Accrued payroll tax	-143 441	0
Net pension liabilities	-1 160 756	-656 985

TECHNICAL ASSUMPTION	01.01.04	01.01.03
Discount rate	5.50%	6.00%
Expected return	6.50%	7.00%
Wage adjustment	3.30%	3.30%
Pension adjustment	2.50%	2.50%
Adjustment of pension benefits	2.50%	2.50%
Voluntary retirement employees<40 years old	2.00%	2.00%
Voluntary retirement employees>40 years old	0.00%	0.00%

BENEFITS	PRESIDENT & CEO	BOARD OF DIRECTORS
Salary	1 079 721	443 288
Share of pension	115 657	0
Other benefits	12 013	0

The President & CEO do not have any agreements of bonus or salary if he leaves the company

Audit

The audit fee and other audit related services *2004	407 134
Fees regarding other services provided by the auditor	931 016

* Audit and other audit services contain:
  - Audit work related to Norwegian auditing standard RS 700, to give a qualified opinion regarding the financial statements
  - Audit work related to tax form signature according to RS 801
  - Audit work related to confirmations according to RS 802



Note E: LIABILITIES

The company has no liabilities due more than five years after the end of the fiscal year.

	2004	2003
Loan to credit institution	0	1 830 296
Other short terms liabilities	0	0
Total	0	1 830 296

Convertible loans

On September 24th 2003 the company entered into a loan agreement with Goldman Sachs International, Mithril GMBH and Good Energies Investments B.V., total loan amounted to € 31 million, interest rate on the convertible loan is 7.9% p.a. Interest expenses for 2004 amounts NOK 20 528 893. As per December 31st 2004 the loan was booked at NOK 255 393 499. The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at € 14.283 per share, with currency rate NOK 8.26 which are equal to NOK 118 per share. The loan is due for repayment in whole at March 31st 2006. The loan agreement predetermines conversion rates at any new issues of shares and/or merger dilution effects.

Note F: SUBSIDIARIES AND ASSOCIATES

Shares in subsidiaries

THE NAME OF THE COMPANY	OWNERSHIP/ VOTING SHARE	BUSINESS OFFICE	EQUITY ACCORDING TO THE LATEST FINANCIAL STATEMENTS	PROFIT (LOSS) ACCORDING TO THE LATEST FINANCIAL STATEMENTS	BOOK VALUE
Silicon Technology AS	100.0%	Bærum	65 102 526	4 323 261	69 231 000
ScanWafer AS	100.0%	Høvik	401 744 000	34 329 000	596 363 644
ScanCell AS	100.0%	Narvik	38 056 930	-5 945 121	64 748 000
ScanModule AB	100.0%	Arvika	19 723 079	13 772 919	38 528 048
SolEnergy AS	100.0%	Bærum	-18 460 661	-9 097 736	7 358 919
REC Ventures AS	100.0%	Meløy	-25 983 797	16 095 222	3 581 863
Total					779 811 474

Note G: SHARES AND INTERESTS IN OTHER COMPANIES

	OWNERSHIP SHARE	ACQUISITION COST	BOOK VALUE
Assosiates			
Fixed assets			
CSG Solar AG	21.0%	8 511 513	8 511 513
Total		8 511 513	8 511 513
Other			
SiTech AS	11.7%	2 500 000	2 500 000
Edisun Power AG	5.0%	516 063	516 063
Affitech AS	1.7%	525 000	70 000
Total		3 541 063	3 086 063



Note H: RELATED PARTIES

The company render non-profit services to its subsidiaries. In 2004 the total amount is NOK 4,9 million.

Note I: BALANCES HELD WITH GROUP COMPANIES

		LOANS TO SUBSIDIARIES		RECEIVABLES FROM SUBSIDIARIES	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2004	31.12.2003	31.12.2004	31.12.2003
SolEnergy AS	100.0%	35 403 066	28 354 970	0	0
ScanModule AB	100.0%	9 011 000	3 600 000	171 447	469 225
Silicon Technology AS	100.0%	126 202 859	94 000 000	0	0
ScanCell AS	100.0%	7 900 000	29 000 000	0	8 548 160
ScanWafer AS	100.0%	0	30 183 333	0	0
Total		178 516 925	185 138 303	171 447	9 017 385

The loan to ScanModule AB is a subordinated loan and does not carry interest.

		ACCOUNTS RECEIVABLE	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2004	31.12.2003
ScanCell AS	100.0%	0	1 512 274
ScanWafer AS	100.0%	926 458	1 763 605
SolEnergy AS	100.0%	0	1 097 667
Silicon Technology AS	100.0%	0	1 040 765
Solar Vision Ltd.	100.0%	1 079 087	1 074 214
Total		2 005 545	6 488 525

		OTHER CURRENT LIABILITIES	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2004	31.12.2003
Silicon Technology AS	100.0%	0	153 421
REC Ventures AS	100.0%	25 888 300	0
SolEnergy AS	100.0%	0	19 157
Total		25 888 300	172 578

		CREDITORS	
SUBSIDIARIES	OWNERSHIP SHARE	31.12.2004	31.12.2003
Solar Grade Silicon LLC	70.0%	11 363	0
ScanWafer AS	100.0%	0	18 106
ScanCell AS	100.0%	106 028	0
Total		117 391	18 106



Note J: TAXATION

	01.01-31.12 2004	2003
Current tax:		
Profit/(loss) before taxes	-35 953 480	-48 965 668
Permanent differences	595 555	256 662
Financial gain(-)/loss(+) on sales of shares	0	0
Tax gain(+)/loss(-) on sales of shares	0	0
Reversal of previous years writing off	0	0
Changes in temporary differences	554 174	-11 549
Basis for current tax	-34 803 751	-48 720 555
Tax 28%	0	0
Compensation for taxes on dividends received	0	0
Tax charge for the period	0	0

The tax charge for the year can be analyses as follows:		
Tax charge for the period	0	0
Deferred tax - gross changes	13 207 234	13 641 042
Total tax expense for the year	13 207 234	13 641 042

Specification of the basis for deferred tax asset/liability

OFFSETTING DIFFERENCES:	2004	2003
Fixed assets	-188 760	-100 142
Investment in subsidiaries and associates	0	12 435 643
Receivables	38 215	0
Accruals	0	0
Pension liability	-1 160 756	-656 985
Loss carried forward	-148 891 303	-114 087 552
Unused allowance on dividend	-133 200	-133 200
Total	-150 335 804	-102 542 236
Deferred tax asset	-42 094 025	-28 711 826
Net transactions in capital equity (tax base)	0	-624 876
Deferred tax asset related to net transaction in capital equity	0	-174 965
Deferred tax asset in the balance sheet	-42 094 025	-28 886 791

There was a deferred tax liability concerning some of the companies investments in subsidiaries and associates. As a consequense of the new Norwegian tax rules, deferred tax liabilities related to shares in subsidiares and associates have been removed.

Note K: **EQUITY AND SHAREHOLDER INFORMATION**

EQUITY	SHARE CAPITAL	OWN SHARES	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity as of 01.01.2004	26 436 185	-765 970	372 391 087	261 510 226	-39 880 904	619 690 624
Increase in share capital	10 850 083		294 780 016		75 681 153	381 311 252
Transfer of own shares		765 970		21 545 989		22 311 959
Profit/loss for the year					-22 746 246	-22 746 246
Equity as of 31.12.2004	37 286 268	0	667 171 103	283 056 215	13 054 003	1 000 567 590

Shareholders:
The principle shareholders in Renewable Energy Corporation AS as of 31.12.2004:

	NUMBER OF SHARES	OWNERSHIP	VOTING SHARE
Good Energies Investments B.V.	5 953 794	39.92%	39.92%
Elkem ASA	3 448 442	23.12%	23.12%
Hafslund Venture AS	3 235 634	21.69%	21.69%
CelMar AS	444 573	2.98%	2.98%
Rebelijo AS	369 398	2.48%	2.48%
Sumitomo Corporation	306 392	2.05%	2.05%
Mithril GmbH (client account in Deutche Bank)	187 750	1.26%	1.26%
Total owner's share exceeding 1%	13 945 983	93.51%	93.51%
Others	968 524	6.49%	6.49%
Total number shares	14 914 507	100.00%	100.00%

Shares and options owned by the Managing Director and members of the board:

NAME	TITLE	NUMBER OF SHARES
Alf Bjørseth (through CelMar AS)	President & CEO	444 573
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	34 071
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927
Halvor T. Svartdal (through Hektor AS)	Board member	68 000

FREE EQUITY PER 31.12.2004	31.12.2004	31.12.2003
Contributed capital	283 056 215	261 510 226
Other capital	13 054 003	-39 880 904
Deferred tax	-42 094 025	-28 886 791
= The company free equity	254 016 193	192 742 531

KPMG

KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

Telephone +47 21 09 21 00
Fax +47 22 60 96 01
www.kpmg.no
Enterprise 935 174 627 MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation AS

AUDITOR'S REPORT FOR 2004

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation AS as of 31 December 2004, showing a loss of TNOK 22 746 for the parent company and a loss of TNOK 48 121 for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway.
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations.



Audit of the proforma financial statements

Respective management and auditors responsibilities
As described in the principle note Renewable Energy Corporation AS increased its shareholding in ScanWafer AS from 32,6 % to 51,2 % at the end of September 2003.
Renewable Energy Corporation AS has prepared proforma financial statements for 2003. These financial statements include figures as if ScanWafer AS was fully consolidated from 01.01.2003.
The purpose of the proforma financial statements which consist of income statement, balance sheet, cash flow statement and disclosures, is to show the most material impacts on the accounts if the acquisition of ScanWafer AS had taken place at the beginning of 2003.

The proforma financial statements will, however, not necessarily reflect the economical position and the result of Renewable Energy Corporation AS operations or cash flows which should be realized if the acquisition in fact had been completed earlier. The proforma financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion based on the assumptions taken.

Basis of opinion
We have audited the proforma financial statements for the year 2003. We have also audited the application of the proforma adjustments as will appear from the principle note.

We conducted our audit of the proforma financial statements for 2003 and the application of the proforma adjustments in accordance with the Norwegian Auditing Standard RS 800 "The Auditor's Report on Special Purpose Audit Engagements". We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion:
- the pro forma financial statements are prepared in accordance with the assumptions described in the principle note
- the accompanying pro forma adjustments are in accordance with these assumptions and are correctly incorporated in the proforma financial statements for 2003.

Oslo, 28 April 2005
KPMG AS

Arve Olsoff
State Authorised Public Accountant (Norway)

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only

2



KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

To the Shareholders of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2004

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2004. We have also audited the information in the Directors' report concerning the financial statements and the going concern assumption. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Purpose
This auditor's report has been prepared solely to change the addressee from "the Annual Shareholders' Meeting of Renewable Energy Corporation AS" to "the Shareholders of Renewable Energy Corporation ASA" for use in the prospectus related to the sale of ordinary shares of Renewable Energy Corporation ASA. The financial statements referred to above were prepared on the basis of the Norwegian Accounting Act and accounting standards, principles and practices generally accepted in Norway effective for the year ended 31 December 2004.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway effective for audits of annual financial statements for the year ended 31 December 2004. We have not conducted any audit procedures subsequent to 28 April 2005, which was the date our original auditor's report for 2004 was issued. We express our opinion in accordance with the Norwegian Auditing Standard RS 800, "The Auditor's Report on Special Purpose Audit Engagements". Those auditing standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the financial statements have been prepared in accordance with laws and regulations as of 31 December 2004 and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway as of 31 December 2004.
- the information in the Directors' report concerning the financial statements and the going concern assumption is consistent with the financial statements and comply with the law and regulations as of 31 December 2004.

Oslo, 28 April 2005; the date of issuance of this special purpose audit report is 21 April 2006
KPMG AS

Arve Gevoll
State Authorised Public Accountant (Norway)

The Directors' Report

- **The year 2003 has been a year of production ramp-up throughout the REC Group business areas.**
- **With the increased shareholding in both Solar Grade Silicon LLC (to 60%) and ScanWafer ASA (to 71%), the REC Group has further strengthened its position as a leading player in the upstream part of the photovoltaic (PV) value chain.**
- **The PV market has continued its strong growth with an increase of more than 35% for 2003.**
- **The REC Group revenues increased by NOK 288.7 million[1], or 67%, and ended at NOK 721.1 million at year-end 2003 compared to NOK 432.4 million for the previous year.**
- **In late October, Renewable Energy Corporation AS ("REC") and ScanWafer ASA initiated merger discussions with the objective of making ScanWafer ASA a 100% owned subsidiary of REC.**

The REC Group in brief

Renewable Energy Corporation AS was established December 3, 1996 and has its operational headquarters and R&D centre at Høvik outside Oslo, the capital of Norway.

The REC Group vision is to become the most cost-efficient solar energy company in the world and with a particular focus on the upstream part of the photo voltaic ("PV") value chain. REC is presently pursuing an aggressive strategy to this end. Through its five main subsidiaries - with major or full ownership - REC covers the whole value chain of PV solar energy; from solar grade silicon, through multicrystalline silicon wafers, solar cells and modules, to the implementation of solar home systems, primarily in South Africa. It is of particular strategic importance that REC controls the only dedicated solar grade silicon manufacturer in the world.

The market

The solar industry continued to expand in 2003. Industry market surveys show that worldwide growth for solar power during 2003 was in line with previous years, at more than 35% per annum.

The main markets for solar power are currently Japan, Germany, southern Europe and the USA. Various government programs to encourage the use of renewable energy have made a substantial contribution to stimulate growth in the solar cell market. A market for solar power is emerging in the Asia-Pacific. South Korea, for instance, is in the process of establishing initiatives similar to those available in Japan.

[1] The figures assume a ScanWafer shareholding of 71.3% for both periods and on a fully consolidated basis

The Japanese market is particularly encouraging, with the continuation of government incentive schemes implying a high annual rate of growth in the years to come. The recent price reductions experienced for solar systems, and the country's high energy prices, solar power is becoming competitive with conventional energy sources in Japan. Japanese solar cell manufacturers are therefore investing in capacity increases, both to maintain domestic market shares and to facilitate export.

In Germany, the government-sponsored "100 000 roofs" program was completed in the early autumn of 2003. System deliveries under this program continued until the beginning of 2004. Under a new law, owners of solar panels in Germany supplying to *the electricity grid will receive "feed-in" tariffs for the next 20 years. This new* legislation is expected to boost growth in the German market even further.

Substantial backing of R&D activities dedicated to photovoltaic systems was included in the U.S. federal budget for 2003; this program will be continued in the budget for 2004. Several state-specific incentive programs have also been offered to promote the installation and use of solar systems.

The long-term goal for the industry is to reduce the current cost of photovoltaic-generated electricity by more than 50% by 2010. Our work towards thinner and more efficient wafers in ScanWafer plays an important role in this cost-cutting program. Additionally, Solar Grade Silicon and REC is jointly finalizing the new fluidized bed reactor technology ("FBR") for making solar grade silicon. The new FBR technology is expected to further reduce the REC Group cost base and make feedstock production more efficient.

Results and Financing

The year 2003 has been the year of production ramp-up throughout the REC Group business areas and value chain. The REC Group total revenues increased by NOK 288.7 million[2], or 67%, and ended at NOK 721.1 million at year-end 2003 compared to NOK 432.4 million for the previous year. At the end of September 2003, REC increased its shareholding in ScanWafer from 32.6% to 71.2%. As a result, ScanWafer are consolidated into the REC Income Statement and Cash Flow according to the equity method for the first three quarters of 2003 (from 01.01.2003 to 30.09.2003) and according to the purchase method for the fourth quarter of 2003 (from 01.10.2003 to 31.12.2003). Therefore, the REC Group total revenues increased by NOK 290.2 million and ended at NOK 297.5 million at year-end 2003 compared to NOK 7.3 million for the previous year. At the end of 2003, the Group had approximately 550 people employed.

Solar Grade Silicon started it's production at the beginning of the year and was at full *production capacity going into the second quarter. Solar Grade Silicon manufactures* polysilicon, the raw material for silicon wafers, at its production plant at Moses Lake, Washington State, USA. The Moses Lake plant has been converted from producing electronic grade silicon into the world's first dedicated plant for the production of solar grade silicon. The late market introduction of our Solar Grade Silicon business area negatively affected the total level of revenues for the year. Contracts typically run for one to three years and price/volume is determined in the fall of each year for the following year.

[2] The figures assume a ScanWafer shareholding of 71.3% for both periods and on a fully consolidated basis

Total revenues ended at NOK 193.0 million for the full year of 2003. As a result, the business area carried inventory and finished stock on the balance sheet at December 31 2003 of close to NOK 100 million. The market situation for the business area has significantly improved during late 2003 and early 2004. The business area expects to place the excess inventory carried over from 2003 in the market already during the first half of 2004. The entire production output of Solar Grade Silicon for 2004 and most of the 2005 output have already been sold. The business area employs 167 people.

The largest contributor of revenues in the REC Group for 2003 was ScanWafer. Total revenues increased by NOK 192.7 million, or 45%, and ended at NOK 617.7 million at year-end 2003 compared to NOK 425.1 million for the previous year. ScanWafer manufactures multicrystalline silicon wafers for the PV industry from two factories in Glomfjord, northern Norway and has a new factory at Herøya in south east Norway. The Glomfjord facility contributed to the capacity increase mainly through investment in a new production line for inspection and packaging of wafers, installed during the second quarter of 2003. At year-end the facility was operating at close to full capacity with a satisfactory production performance. Construction, start-up and equipment testing were, for the most, carried out as planned at our new factory located at Herøya. The facility produced its first wafers in April, followed by customer qualification. Some equipment modifications were implemented during the summer. The Herøya plant continued to ramp-up throughout 2003 and will continue into the first quarter of 2004. The entire production output of ScanWafer for 2004 and approximately half of the 2005 output have already been sold. ScanWafer employs 277 people.

Total revenues in ScanCell, our solar cell plant located in Narvik, Norway, were NOK 20.9 million for the full year 2003. ScanCell produces solar cells from multicrystalline silicon wafers manufactured by ScanWafer and to this end has entered into a long-term supply and technical co-operation agreement with ScanWafer. The business area started ramp-up after the first quarter of 2003 and have continued ramping up throughout the year. The process has been negatively affected by delays in delivery of automated production equipment. ScanCell expects to continue to ramp-up during the first half of 2004 and will be at full production capacity after the second quarter of 2004. ScanCell is experiencing strong market demand and the business area has sold the entire production output for 2004. ScanCell has 57 employees.

ScanModule started production after the second quarter of 2003 and total revenues ended at NOK 7.2 million for the full year. ScanModule is based in Glava, Sweden. The business area aims at becoming a cost-effective producer of multicrystalline silicon solar modules in Europe by establishing a medium-sized, semi-automatic, modern production facility. ScanModule expects to continue production ramp-up throughout the first half of 2004 and will be at full production capacity with current setup during the third quarter of 2004. At the end of February 2004, the business area signed a supply agreement with a leading European solar module installation company. The entire production output of ScanModule for 2004 and 2005 has already been sold. ScanModule employs 18 persons.

Our business area SolEnergy is dedicated to the installation and operation of PV systems in developing countries, particularly in South Africa where SolEnergy operates through their subsidiary Solar Vision. Total revenues for SolEnergy at year-end 2003 were NOK 10.7 million, the business area had then installed close to 4000 solar home systems in its dedicated concession area in Polokwane, South Africa. The current demand from the local community for new installations is strong and the rate of installations is expected to average between 350 to 450 installations per month for 2004. The business area has 13 employees and engages up to 87 local contractors in the rural areas where they operate.

During 2003, REC undertook two major capital increases giving an increase in paid-in capital/equity of NOK 382.2 million. These funds, and additional loans, have been used to complete the financing of our subsidiaries, including need for working capital, and as settlement for the increased shareholding in ScanWafer. At December 31, 2003, total equity for the REC Group amounted to NOK 656.6 million, which gives an equity book value ratio of 41% and a debt (interest bearing) to equity ratio of 1.12.

Net loss for the REC Group in 2003 before minority interest, including goodwill depreciation, was NOK 137.2 million. Net loss for the Renewable Energy Corporation AS in 2003 was NOK 35.3 million. The directors propose that no dividend should be paid for 2003 and that the net loss for the year is transferred and displayed separately under other equity and retained earnings. At December 31, 2003, the Renewable Energy Corporation AS's free equity was NOK 192.7 million.

Pursuant to Section 3-3 of the Norwegian Accounting Act, the directors confirm that the accounts have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date when the accounts were approved.

Internal and external environment

The working environment in the REC Group is in general good. All business areas are committed to equal employment opportunities in all of our employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status. The REC Group requires that all employees to cooperate fully to ensure the fulfillment of this commitment in all actions and decisions, including hiring, promotions, upgrades, transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential. Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors. Despite these principles, Renewable Energy Corporation AS has no female directors. Both the Board of Directors and the corporate management are aware of social expectations and regulations concerning the promotion of gender equality on the board and in the business.

There were no serious injuries of personnel or loss of lives reported in 2003 within the REC Group. A number of smaller injuries, mostly related to minor cuts and bruises, were reported and some resulted in lost time. All injuries have been documented and measures adopted to avoid their recurrence.

In general, the working environment in the company is satisfactory. Absence on sick leave was on average for the Group 4.6% and the company aims to keep this low by continuously improving the working and safety conditions.

There was no significant damage to property or equipment in 2003.

The REC Group can report no material emissions to the external environment above what is regulated by local environmental authorities. REC continuously works on assuring the quality of its subsidiaries operations and puts great emphasis on the significance of the environment. We will continue to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions. We will continue to reduce energy consumption and other emissions to the environment.

Outlook for 2004

Industrial forecasts indicate that the world market for PV solar energy will grow more than 30% in 2004. The REC Group's focus will be to consolidate the dominant position in the upstream part of the PV value chain. The company will also take significant steps towards finalizing the ramp-up of our various business areas and managing the technology development and cost reductions necessary for the future. Through organic growth and acquisitions, mergers and partnerships, the REC Group will strengthen the company's upstream position.

Høvik, March 2004

Tore Schiøtz Chairman	Knut Henrik Mikalsen	Marcel Egmond Brenninkmeijer
John Fenger	Reidar Langmo	Halvor Torsen Svartdal
Jan Olaf Willums	Paulus Henri Leo Kloppenborg	Ralf Ernest Hess
		Alf Bjørseth President & CEO

Consolidated Income Statement

Year ended December 31 (NOK in thousand)	Notes	2003	2002
Sales of product and services	1	295 237	7 221
Other operating income		2 240	90
Total revenues	1,2	**297 477**	**7 311**
Material expenses		-62 472	-4 940
Change in work in progress and finished goods		53 581	0
Personnel expenses	4	-138 696	-11 047
Other operating expenses		-230 355	-92 657
Depreciation and write down	5,6	-60 074	-3 002
Earnings before interest and taxes		**-140 539**	**-104 335**
Earnings from equity accounted companies	10	-5 790	14 515
Interest income		1 377	1 972
Interest expense		-28 235	-1 532
Exchange differences		-18 322	-135
Loss on sale of subsidiaries not consolidated (see accout. Principles)		0	-69 257
Profit/loss before tax		**-191 509**	**-158 772**
Taxes	7	54 330	31 350
Profit/loss before minority interests		**-137 179**	**-127 422**
Minority interest	14	25 164	36 325
Profit/loss for the year		**-112 015**	**-91 097**

Consolidated Balance Sheet

Year ended December 31 (NOK in thousand)	Notes	2003	2002
Assets			
Fixed Assets			
Deferred tax assets	7	108 542	32 514
Other intangible fixed assets	5	280 135	27 648
Intangible Fixed Assets		388 677	60 162
Land and buildings	6	196 118	17 067
Machinery and equipment	6	439 756	33 999
Other tangible fixed assets	6	53 413	12 562
Tangible Fixed Assets		689 287	63 628
Financing receivables	9	17 095	1 755
Shares and participations	10	6 977	142 519
Other long-term receivables	9	5 126	1 582
Financial Assets		29 198	145 856
Total Fixed Assets		1 107 162	269 646
Current Assets			
Inventories	3	293 939	42 779
Trade receivables	9	127 795	2 806
Other current receivables	9	38 982	17 693
Cash and bank deposit	8	52 317	84 513
Total Current Assets		513 033	147 791
Total Assets		1 620 195	417 437
Equity and liabilities			
Shareholders' Equity			
Share capital	14	26 436	17 457
Share premium reserve	14	372 391	243 375
Other paid in capital	14	311 802	67 558
Paid-in capital		710 629	328 390
Other equity and retained earnings	14	-67 736	-11 681
Profit/loss for the year	14	-123 193	-91 097
Minority interest	14	136 862	20 109
Retained earnings		-54 067	-82 669
Total Shareholders' Equity		656 562	245 721
Non-current liabilities			
Pension liabilities	13	10 774	720
Deferred tax liabilities		1 253	0
Medium- and long-term loans	9,11,12	561 812	38 215
Other liabilities non-current		710	0
Total Non-current Liabilities		574 549	38 935
Current liabilities			
Trade payables		148 833	46 657
Other current liabilities		63 795	65 046
Short-term loans	9	176 456	21 078
Total Current Liabilities		389 084	132 781
Total Liabilities and Equity		1 620 195	417 437

9

Consolidated Statement of Cash Flow

Year ended December 31 (NOK in thousand)	Notes	2003	2002
Cash flows from operating activities			
Profit/loss before tax		-191 509	-158 772
Adjustments for depreciation of fixed assets		60 074	3 002
Adjustments for changes in pension liabilities		4 658	0
Loss on sale of subsidiaries not consolidated		0	66 412
Other adjustments		15 198	-10 912
Changes in operating assets and liabilities:			
Changes in trade receivables		-26 910	-3 293
Changes in inventories		-75 863	-38 757
Changes in trade payables		2 596	4 211
Taxes paid		0	0
Net cash flow from operating activities		-211 756	-138 109
Cash flows from investing activities			
Capital expenditure on financial fixed assets		-398 225	-3 381
Non-cash effective capital expenditure on financial fixed assets		319 604	0
Capital expenditure on other fixed assets		-68 446	-61 322
Proceeds from sale of shares		207	0
Proceeds from sale of other fixed assets		0	0
Net cash flow from investing activities		-144 860	-64 703
Cash flow from financing activities			
Changes in financing receivables		314	0
Changes in short-term loans		4 004	60 317
Changes in medium- and long-term loans		171 633	11 530
Increase in equity		478 004	154 774
Non-cash effective increase in equity		-319 804	0
Dividends paid		0	0
Other items		-13 727	0
Net cash flow from financing activities		320 424	226 621
Cash and equivalents translation difference		-841	-3 297
Net change in cash and equivalents		-36 833	20 512
Cash and equivalents - beginning of the year	8	84 513	64 001
Cash acquires during the year		4 186	
Adjusted cash and equivalents - beginning of the year		89 150	
Cash and equivalents - end of the year	8	52 317	84 513

10

Accounting Principles on Consolidated Statements

Consolidated financials
The consolidated accounts include the parent company, subsidiary companies and equity accounted companies and give the Group's combined financial position of these companies as one unit and as collective statements.

Subsidiaries
A company is treated as a subsidiary where Renewable Energy Corporation AS ("REC") holds a shareholding of more than 50% and has a controlling interest. The Income Statement and Balance Sheet are included in their entirety in the Consolidated Accounts. The minority interests' share of the profit or loss for the year and shareholders' equity is shown as separate items in the accounts.

At the end of September 2003, REC increased its shareholding in ScanWafer from 32.6% to 71.2%. As a result, ScanWafer are consolidated into the REC Income Statement and Cash Flow according to the equity method for the first three quarters of 2003 (from 01.01.2003 to 30.09.2003) and according to the purchase method for the forth quarter of 2003 (from 01.10.2003 to 31.12.2003).

Loss on sale of subsidiary not consolidated contains the sale of SolarNor AS at the end of November 2002, which was a 100% owned subsidiary. The company was not defined as core business and has consequently not been consolidated in the 2002 figures.

Shares purchased in subsidiaries are dealt with according to the purchase method of accounting, by which the cost price of the shares is set off against the book value of the shareholders' equity in the subsidiary at the time of purchase. Added or reduced values resulting from the purchase are assigned to identifiable assets or liabilities. Added value that cannot be assigned to identifiable assets and liabilities is presented in the Balance Sheet as goodwill. Depreciation of added value and goodwill is presented in the Income Statement. Goodwill is depreciated at 20% throughout the Group.

Associated companies
Associated companies are enterprises in which Renewable Energy Corporation AS has a substantial interest (normally more than 20 per cent of the shares), but which are not subsidiaries or joint ventures. For associated companies REC uses the equity method in the consolidated accounts. According to the equity method, investments are valued as the share of equity capital in the enterprise and the share of the profit is entered as income. The share of the profit and the investment are presented as separate items in the Income Statement (Earnings from equity accounted companies) and Balance Sheet. At the time of purchase, the investment is valued at full cost, i.e. including the added or reduced value resulting from the purchase.

Conversion of foreign companies
Balance sheet items relating to foreign companies are converted at the exchange rate applying on the date of the Balance Sheet, while Income Statement and Cash Flow items are converted at average exchange rates for the year. Conversion differences for foreign subsidiaries are entered against the Group's shareholders' equity.

Internal transactions
All internal transactions between consolidated units have been eliminated. This applies to internal trading, interest, dividends and internal gains. It also applies to internal receivables and liabilities, in addition to share and capital investment.

Pensions
REC has both defined-benefit pension schemes and defined-contribution pension schemes for its employees. Employees' pension rights under the defined-benefit pension schemes are charged to expenses as they are earned and net pension commitments/pension funds are entered in the Balance Sheet. An actuarial calculation is made annually of pension expenses and pension commitments, taking into account anticipated wage growth based on linear accumulation. "Pension funds" includes premium funds and REC's share of the insurance

company's funds (premium reserves). "Pension expenses" includes the present value of the year's pension earnings, plus interest on commitments, less return on pension funds. For the defined-contribution pension schemes the contributions are charged to expenses as they are paid. No commitments are entered in the Balance Sheet for these schemes.

Taxes
This year's Income Statement does not contain any payable taxes, but rather a carry forward tax loss and change in deferred tax. The tax loss is calculated on the basis of the year's loss in each of our subsidiaries and parent company. Deferred tax is a provision for future payable tax, calculated on temporary differences between accounts and tax. The reason why temporary differences arise is that some of the items in the Income Statement are treated differently for accounting purposes and for tax purposes.

Depreciation
Depreciation is based on the economic life of the fixed assets.

Development costs
Costs relating to research and development of technology are charged to expenses.

Receivables and debts
Receivables and debts that relate to production are classified as current assets and short-term liabilities. Debts to credit issuing institutions etc. which are taken up to finance fixed assets (investments) are classified as long-term liabilities, while loans taken up to finance working capital (current assets) are classified as short-term liabilities. Other receivables and debts which are not due for more than a year, are classified as fixed assets and long-term liabilities. Receivables are entered in the Balance Sheet at their nominal value less provision for bad debts. Receivables and debts in foreign currency are converted at the exchange rate on the date of the Balance Sheet.

Stocks
Stocks are assessed at full cost price or net realizable value, whichever is lower.

Note 1: **Sales revenues**

	2003	2002
Sales revenues by continent		
Europe	193 946	1 498
USA	92 815	-
Africa	10 716	5 813
Total sales revenues	297 477	7 311

The group has only one business segment - supply to the global solar energy industry.

Note 2: **Comparison figures**

	2003 (p)	2002 (p)
Key figures		
Revenues	721 086	432 370
Earnings before interest and tax, depreciation/amortisation	(24 015)	(34 543)
Earnings before interest and tax	(130 862)	(83 956)
Profit/loss for the year	(123 193)	(85 007)

These figures are presented for comparison purposes and do not represent the results as they would have been if the transactions had taken place earlier. In the figures presented in this note, ScanWafer is included in 2003 (p) and 2002 (p) according to an assumed shareholding of 71.3% and on a fully consolidated basis. The figures are unaudited.

Note 3: **Inventories**

	2003	2002
Inventories		
Finished goods	103 917	17 256
Goods in production	44 283	15 725
Raw materials	145 739	9 798
Total inventries	293 939	42 779

Note 4: **Personnel**

	2003	2002
Personnel expenses		
Pay	127 176	12 093
Bonus and sales commission	(647)	-
Employer's National Insurance contribution	8 611	-
Pension expenses	1 493	799
Other pay-related expenses	2 063	(1 845)
Total personnel expenses	138 696	11 047
Average number of permanent employees	505	240

Auditor's remuneration for 2003 *	Audit fees expensed	Consultancy services
KPMG	403	1 228
Ernst & Young	398	96
Other	107	1 266
Total auditor's remuneration	908	2 590

* Audit and other audit services contain:

- Audit work related to Norwegian auditing standard RS 700, to give a qualified opinion regarding the financial statements
- Audit work related to tax form signature according to RS 801
- Audit work related to confirmations according to RS 802

Note 5: **Intangible assets**

	Research and developm.	Licences and other intangible assets	Goodwill	2003	2002
Cost price					
January 1	292	-	30 595	30 887	4 104
Additions	2 463	42 211	246 840	291 514	30 603
Sale	-	-	-	-	-
Translation difference	-	-	(4 064)	(4 064)	(3 820)
Cost price at December 31	2 755	42 211	273 371	318 337	30 887
Accumulated depreciation					
January 1	-	(5 250)	(5 929)	(11 179)	(1 095)
Depreciation for the year	-	(4 212)	(20 570)	(24 782)	(2 335)
Translation difference	-	-	514	514	191
Depreciation at December 31	-	(9 462)	(25 985)	(35 447)	(3 239)
Write down					
January 1	-	-	-	-	-
Write down for the year	(2 755)	-	-	(2 755)	-
Translation difference	-	-	-	-	-
Write down at December 31	(2 755)	-	-	(2 755)	-
Net book value	-	32 749	247 386	280 135	27 648
Estimated economic lifetime		10 y.	5 y.		
Depreciation method		linear	linear		

Note 6: **Operational fixed assets**

	Land and buildings	Machinery and equipment	Other tangible assets	2003	2002
Cost price					
January 1	17 068	34 409	12 830	64 307	-
Additions	195 157	560 569	55 865	811 591	66 192
Sale	-	(9 309)	(553)	(9 862)	-
Translation difference	965	1 277	1 344	3 586	(1 885)
Cost price at December 31	213 190	586 946	69 486	869 622	64 307
Accumulated depreciation					
January 1	(5 346)	(91 163)	(4 405)	(100 914)	-
Depreciation for the year	(11 719)	(50 862)	(11 419)	(74 000)	(667)
Translation difference	(7)	(98)	(224)	(329)	(12)
Depreciation at December 31	(17 072)	(142 123)	(16 048)	(175 243)	(679)
Write down					
January 1	-	-	-	-	-
Write down for the year	-	(5 067)	(25)	(5 092)	-
Translation difference	-	-	-	-	-
Write down at December 31	-	(5 067)	(25)	(5 092)	-
Net book value	196 118	439 756	53 413	689 287	63 628
Estimated economic lifetime	20-25 y.	7-10 y.	3-10 y.		
Depreciation method	linear	linear	linear		

According to the consolidated income statement at year-end 2003, total depreciation and write down was NOK 60 074. According to the above note 5 and note 6, total depreciation and write down was NOK 106 629, the difference is accumulated values for the first three quarters related to ScanWafer.

Note 7: **Income tax**

	2003	2002
Income tax expenses		
Tax payable	-	-
Change in deferred taxes	54 330	31 350
Total tax expenses	54 330	31 350
Tax base estimation		
Profit/loss before tax	(191 509)	(158 771)
Profit/loss before tax, ScanWafer first three quarters	(17 631)	-
Permanent differences	(5 810)	(36 379)
Goodwill depr. (incl. ScanWafer equity meth. for 2002)	20 570	5 086
Net transactions in capital equity	(625)	-
Financial gain (loss) on sale of shares	-	15 841
Other differences	-	(5 143)
Temporary differences	(27 286)	(8 328)
Temporary differences, ScanWafer first three quarters	(12 933)	-
Estimated tax base	(235 224)	(187 694)
Temporary differences		
Receivables	(16 748)	-
Inventory	(98)	-
Shares	8 775	12 445
Fixed assets	39 205	5 872
Provisions	-	(300)
Pension obligations	(1 425)	(399)
Loss carried forward	(420 210)	(126 943)
Unused allowance of dividends	(133)	(133)
Total temporary differences	(390 634)	(109 458)
28%-34% deferred tax	(112 453)	(32 514)
Deferred tax asset not balanced	3 911	-
Total	(108 542)	(32 514)

Note 8: Restricted bank deposits

Restricted bank deposits, most of which is related to withheld tax from employees amounts to NOK 6.7 million. In addition, the parent company has NOK 5 million restricted as collateral for financing of one subsidiary. Further, the parent company has a bank deposit of NOK 13.4 million serving as guarantee for a credit facility, and a cash deposit in Bank of America equivalent to approximately NOK 20 million which serves as collateral for a credit facility for a subsidiary .

Note 9: Receivables and debt

	2003	2002
Receivables		
Trade receivables	127 795	2 806
Other short-term recevalvables	27 268	17 693
Prepaid costs	11 714	-
Other current receivables	38 982	17 693
Financing receivables	17 095	1 755
Bonds & securities	-	-
Other long term receivables	5 126	1 582
Other long-term receivables	5 126	1 582
Total receivables	188 998	23 836
Debt		
Short-term liabilities to fin. institutions (credit facilities)	91 631	21 078
Current portions of long-term loans/liabilities	84 825	-
Short-term liabilities, interest-bearing	176 456	21 078
Long-term liabilities, interest bearing	561 812	38 215
Total interest-bearing debt	738 268	59 293

Note 10: Shares and participations

	Registered office	Book value NOK 1 000	Ownership/ voting share
Shareshoidings held by parent			
Affitech AS	Norway	525	1,7 %
Edisun Power AG	Germany	516	5,0 %
Shares owned by subsidiaries in associated companies			
Afrisol	Marocco	5 751	25,0 %
Desi solar	India	39	49,0 %
HanBit Solar	Korea	146	49,5 %
Total		6 977	
Earnings from equity accounted companies			
ScanWafer, first three quarters	Norway	(5 418)	32,6 %
Afrisol	Marocco	(372)	25,0 %
		(5 790)	

Note 11: Pledges and guarantees

	2003	2002
Guarantees		
Guarantees pledged as security	3 000	-
Other guarantees	6 620	7 024
Total guarantees	9 620	7 024

	Book value	Pledge
Pledges as at 31 December 2003		
Fixed assets	657 423	890 354
Accounts receivables	72 678	200 000
Inventory	205 603	284 415
Total book value of secured assets	935 704	1 374 769

For two subsidiaries, pledged values are higher than the book value of the related assets. ScanCell has a pledge value NOK 2.4 million higher and ScanWafer has a NOK 437 million higher than the book value.

Note 12: Convertible loans and bond issues

On September 24th 2003, the parent company entered into a loan agreement with Goldman Sachs International, Mithril GmbH and Good Energies Investments B.V. The loan amount was € 31 million, with interest rate 7.9% pa. As per December 31st 2003, the parent company had drawn €25 million of this loan facility, equivalent to NOK 214 million, and the remaining € 6 million was made available in January 2004. The creditors may at any time before the due date, convert the loan, in part or as a whole, to shares in the parent company, at €14.283 per share. The loan is due for repayment on March 31st 2006. The loan agreement has a predetermined conversion rate, adjusted for new share issues, except share issues related to resolved incentive programmes in the parent company, and merger.

Note 13: **Pension**

	2003	2002
Pension expenses		
Present value pension earnings for the year	11 429	806
Interest expenses	460	48
Return on pension funds	(592)	(55)
Effect of changes in estimates	10	-
Employer's tax	452	-
Net pension expense	11 759	799
Pension liabilities		
Present value funded defined benefit liabilities	24 622	1 550
Expected effect of future salary increase	721	565
Expected pension liabilities at year-end	25 343	2 115
Market value pension funds	14 268	1 395
Unrecognised effect of estimate deviations	(1 499)	-
Employer's tax	1 199	-
Net pension liability	10 774	720
Actuarial assumptions for pension liabilities		
Discount rate	6,0 %	6,0 %
Expected return on pension funds	7,0 %	7,0 %
Expected wage adjustment	3,0 %	3,0 %
Expected pension regulation	2,5 %	2,5 %
Expected pay increases	3,0 %	3,0 %

The pension plan relates to employees in Renewable Energy Corporation, ScanWafer and ScanCell for 2003. Actuarial assumptions are weighted average of pension plans in the group, and relate to persons. The other subsidiaries do not have additional pension obligations to the expensed amounts.

According to note 4, total pension expenses at year-end 2003 was NOK 1.5 million. The difference compared to the above note 13 is accumulated values for the first three quarters related to ScanWafer.

Note 14: **Statement of changes in equity**

Paid-in capital	Share capital	Share premium reserve	Own Shares	Other paid-in capital	**Total paid-in capital**
Balance at 1 January 2003	17 457	243 375	-794	68 352	328 390
Equity changes	8 979	129 016	28	244 216	382 239
Balance at 31 December 2003	26 436	372 391	-766	312 568	710 629

Retained earnings	Minority interest	equity and retained earnings	**Total retained earnings**	**Total equity**
Balance at 1 January 2003	20 109	-102 778	-82 669	245 721
Equity changes	141 917	23 864	165 781	548 020
Net profit/loss	-25 164	-112 015	-137 179	-137 179
Balance at 31 December 2003	136 862	-190 929	-54 067	656 562

Note 15: **Provisions and contingent liabilities**

Provisions are made for claims that are not yet verified of NOK 8.7 million in ScanWafer subsidiary.

In addition, various financial claims may be made against REC AS and its subsidiaries from litigation or as a consequence of its ordinary operations. These relate mainly to warranties, personal injury and damage to property. The risk of such claims arising has been analysed and assessed, and cannot be determined with certainty. The management is not aware of any significant liabilities at the date of this report.

Renewable Energy Corporation AS
Financial statements 2003

Income Statement

	Note	01.01 - 31.12 2003	2002
Revenue	8	**7 633 223**	4 276 737
Other operating income		**0**	37 500
Total operating income		**7 633 223**	4 314 237
Purchase of goods		**-2 673 539**	0
Payroll and related costs	4	**-12 730 247**	-7 585 172
Depreciation of tangible fixed assets	3	**-193 553**	-175 924
Other operating expenses		**-22 514 677**	-6 710 626
Operating profit/(loss)		**-30 478 792**	-10 157 485
Interest income		**587 262**	1 172 229
Other financial income		**2 413 598**	12 187 220
Interest expenses		**-11 820 918**	-1 193 232
Loss on sales of subsidiary		**0**	-66 411 836
Other financial expenses		**-9 666 818**	-2 845 481
Profit/(loss) before taxes		**-48 965 668**	-67 248 585
Tax on ordinary profit	10	**13 641 042**	9 340 008
Profit/(loss) for the year		**-35 324 626**	-57 908 577
Profit/(loss) for the year is distributed as follows:			
Other equity/capital	11	**-35 324 626**	-57 908 577
Total distributed		**-35 324 626**	-57 908 577

Renewable Energy Corporation AS
Financial statements 2003

Balance Sheet

	Note	31.12.2003	31.12.2002
Assets			
Fixed assets			
Intangible fixed assets			
Deferred tax asset	10	28 886 791	15 070 783
Total intangible fixed assets		28 886 791	15 070 783
Tangible fixed assets			
Fixtures and fittings, tools, office machinery and similar assets	3	372 215	354 436
Total tangible fixed assets		372 215	354 436
Fixed asset investments			
Investments in subsidiaries	6	568 773 706	105 227 667
Loans to subsidiaries	9	185 138 303	50 669 418
Investments in associates		0	135 301 619
Other investments	7	1 041 063	1 041 063
Total fixed asset investments		754 953 072	292 239 767
Total fixed assets		784 212 078	307 664 986
Current assets			
Accounts receivable			
Trade accounts receivable	9	6 980 629	1 371 627
Receivables from subsidiaries	9	9 017 385	207 086
Receivables from associates	9	0	286 056
Other receivables		1 144 589	6 661 700
Called up share capital allotted, not paid		0	0
Total accounts receivable		17 142 603	8 526 469
Cash and cash equivalents	2	40 494 659	38 217 783
Total assets		841 849 340	354 409 238

Renewable Energy Corporation AS
Financial statements 2003

Balance Sheet

	Note	31.12.2003	31.12.2002
Equity and liabilities			
Equity			
Called up share capital			
Share capital	11	26 426 185	17 457 670
Not registered share capital	11	10 000	0
Own shares	11	-765 970	-794 140
Share premium reserve	11	372 391 087	243 375 670
Paid-in other equity	11	261 510 226	17 294 140
Total called up capital		659 571 528	277 333 340
Earned equity			
Other capital	11	-39 880 904	-3 624 547
Total earned equity			
Total equity		619 690 624	273 708 793
Liabilities			
Long-term liabilities			
Pension liabilities	4	656 985	399 007
Total long-term liabilities		656 985	399 007
Current liabilities			
Convertible loans	5	214 628 697	27 057 586
Liabilities to financial institutions	5	1 830 296	5 996 980
Accounts payable	9	2 048 019	2 437 553
Social security, VAT and other taxation payable		1 212 915	916 606
Other current liabilities	9	1 781 804	43 892 713
Total current liabilities		221 501 731	80 301 438
Total liabilities		222 158 716	80 700 445
Total equity and liabilities		841 849 340	354 409 238

Høvik, March 23, 2003

Tore Schietz Chairman of the Board	Halvor T. Svartdal Member of the Board	Marcel Egmond Brenninkmeijer Member of the Board
John Fenger Member of the Board	Jan-Olaf Willums Member of the Board	Reider Langmo Member of the Board
Knut Henrik Mikalsen Member of the Board	Ralf Ernest Hess Member of the Board	Paulus Henri Leo Kloppenborg Member of the Board
		Alf Bjørseth President and CEO

Renewable Energy Corporation AS
Financial statements 2003

Statement of Cash flow

	Note	01.01 - 31.12 2003	01.01 - 31.12 2002
Cash flow from operating activities			
Profit/(loss) before tax		-48 965 668	-67 248 585
Taxes paid		0	0
Non-cash effective loss on sale of financial assets		0	66 411 836
Depreciation and amortization		193 553	175 924
Changes in accounts receivable		-5 609 002	-1 371 627
Changes in accounts payable		-389 534	1 887 187
Changes in pension scheme assets/liabilities		257 978	0
Changes in other accrued income and expenditure		-4 438 025	-2 188 060
Net cash flow from operating activities		-58 950 698	-2 333 325
Cash flow from investing activities			
Capital expenditure on financial assets		-328 244 420	-127 502 039
Non-cash effective capital expenditure on financial assets		319 803 880	0
Capital expenditure on other fixed assets		-134 468 885	-58 634 883
Proceeds from sale of other fixed assets		-211 332	-26 520
Net cash flow from investing activities		-143 120 757	-186 163 442
Cash flow from financing activities			
Increase in short and long-term loans		187 571 111	67 274 253
Repayment of short- and long-term loans		-44 383 351	-12 906 438
Increase in/repayment of equity		380 964 453	131 689 725
Non-cash effective increase in equity		-319 803 880	0
Pay back share capital		0	-900 000
Net cash flow from financing activities		204 348 333	185 157 540
Net change in cash and cash equivalents		2 276 878	-3 339 227
Cash and cash equivalents 01.01.	2	38 217 783	41 557 011
Cash and cash equivalents 31.12.	2	40 494 659	38 217 783

Renewable Energy Corporation AS
Financial statements 2003

The financial statements for Renewable Energy Corporation AS consist of the following:
- Profit and loss account
- Balance sheet
- Cash Flow Statement
- Financial Disclosure / Notes

The financial statements are prepared by the Board and management and must be read in conjunction with the directors' report and the audit opinion.

Note 1 - Accounting principles

Basic principles - assessment and classification - other items

The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles for small companies in Norway, in effect as of 31 December 2003, consist of the profit and loss account, balance sheet and notes to the accounts. The necessary specification has been provided in notes to the accounts, thus making the notes an integrated part of the financial statements.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations, congruence and prudence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services. Costs are expensed in the same period as the income to which they relate. Costs that cannot be directly related to income are expensed as incurred. The different accounting principles are further commented on below.

In cases where actual figures are not available at the time of the closing of the accounts, generally accepted accounting principles require management to make estimates and assumptions regarding the effect of these items on the profit and loss account as well as the balance sheet. Actual results could differ from these estimates.

Assets/liabilities related to current business activities and items which fall due within one year are classified as current assets/liabilities. Current assets/short-term debts are recorded at the lowest/highest of acquisition cost and fair value. The definition of fair value is the estimated future sales price reduced by expected sales costs. Other assets are classified as fixed assets. Fixed assets are entered in the accounts at historical cost, with deductions for depreciation. In the event of a decline in value which is not temporary, the fixed asset will be subject to a write-down. The same principle applies to liabilities.

Accounting principles for material items

Cost recognition/matching
Costs are expensed in the same period as the income to which they relate is recognized. Costs that cannot be directly related to income are expensed as incurred.

Other income (costs)
Material income and cost which are not related to day to day operations are classified as other operating income (costs). Items that are unusual, irregular and material are classified as extraordinary items.

Financial assets

The company's investments in subsidiaries and associated companies are valued at the lowest of fair value and acquisition cost.

Accounts Receivables

Trade receivables are accounted for at face value with deductions for expected loss.

Deferred tax and tax expense

Deferred tax is calculated based on temporary differences between book values and values according to the tax basis for assets and liabilities at year end. For the purposes of calculating deferred tax, nominal tax rates are used. Positive and negative differences are offset to the extent they reverse within the same time-frame. Temporary differences that will constitute a future tax deduction give rise to a deferred tax asset. Change in deferred tax liability and deferred tax asset, together with taxes payable for the fiscal year adjusted for errors in previous years tax calculations constitutes taxes for the year.

Pension liability and pension costs

The company has a pension plan that entitles its members to defined future benefits, called defined benefit plans. The calculation of the liability is made on a linear basis, taking into account assumptions regarding the number of years of employment, discount rate, future return on plan assets, future changes in salaries and pensions, the size of defined benefit contributions from the government and actuarial assumptions regarding mortality, voluntary retirement and so on. Plan assets are stated at fair market values. Net pension liability comprises the gross pension liability less the fair value of plan assets. Net pension liabilities from under funded pension schemes are included in the balance sheet as long-term interest free debt, while over funded schemes are included as long-term interest free receivables, if it is likely that the over funding can be utilized.

Changes in the liability caused by changes in the pension plan, are distributed over the estimated remaining years of service, or 15 years. Changes in the pension liability and plan assets due to changes in estimates, are distributed over the remaining average years of service, provided the changes exceeds 10% of the gross pension liability/plan assets.

Net pension cost, which consists of gross pension cost, less estimated return on plan assets adjusted for the impact of changes in estimates and pension plans, are classified as an operating cost, and is presented in the line item payroll and related cost.

Cash flow statement

The cash flow statement is compiled using the indirect method. Cash and cash equivalents include cash, bank deposits and other short-term investments with terms not exceeding 3 months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

Renewable Energy Corporation AS
Financial statements 2003

Note 2 - Restricted Funds

Bank deposit restricted to employees' tax deduction is NOK 777 974. NOK 5 million is restricted as collateral for the financing of a subsidiary. Bank deposit of NOK 13 351 000 is restricted as a guarantee for an up to USD 2 million credit limit. The company has placed a USD 3 million cash deposit in Bank of America, booked at NOK 20 025 000, as collateral for a credit limit used by Solar Grade Silicon LLC. The company has a draw down credit limit of NOK 10 million. The company also has issued a personal guarantee upwards limited to NOK 1,7 million for the financing of a subsidiary.

Note 3 - Tangible fixed assets and intangible assets

	License	Office equip.	Cars	2003 Total	2002 Total
Cost as of 01.01.		438 280	209 850	648 130	503 840
Additions to purchased fixed assets	211 332	0	0	211 332	26 520
Disposals		0	0	0	0
Cost as of 31.12.	211 332	438 280	209 850	859 462	530 360
Accumulated depreciation as of 31.12.	11 741	336 456	140 150	488 347	175 924
Net book value as of 31.12.	199 591	101 824	69 700	372 215	354 436
Depreciation for the year	11 741	119 417	62 408	193 553	175 824
Useful economic life, years	Up to 3	Between 3 - 7	Up to 3		
Depreciation plan	Linear	Linear	Linear		

Operating lease amount NOK 886 984

Note 4 - Salaries / Number of employees / Benefits / Employee loans / Pensions

Payroll and related cost

	01.01 -31.12 2003	2002
Payroll	9 822 225	6 316 350
Social security costs	1 623 078	1 376 086
Pension costs	1 151 164	863 976
Other employee related costs	132 980	29 760
Payroll and related cost	12 730 347	7 585 172

Average number of employees in 2003 was 14

Current Year Pension Expenses

	2003	2002
Present value pension earnings of the year	1 096 448	808 070
Interest expenses incurred pension cost	96 212	48 602
Expected return	-93 834	-56 080
Redemption og estimate divergence	9 586	0
Net Pension Expence	1 113 406	799 492
Administrative Expences	28 568	20 000

Balance (Note information) Pension liabilities

	31.12.2003	31.12.2002
Incurred pension commitment excl expected future salary increase	2 315 983	1 350 736
Expected effect of future salary increase	535 211	312 199
Incurred pension commitment incl expected future salary increase	2 851 193	1 662 935
Market value pension funds	1 982 032	1 263 928
Net incurred pension commitment	-869 162	-399 007
Unrecognized effect of estimate deviations	332 177	0
Net pension liabilities	-434 985	-399 007

Technical assumption

	01.01.2003	01.01.2002
Discount rate	6,00 %	6,00 %
Expected return	7,00 %	7,00 %
Wage adjustment	3,30 %	3,30 %
Pension adjustment	2,50 %	2,50 %
Adjustment of pension benefits	2,50 %	2,50 %
Voluntary retirement employees<40 years old	2,00 %	2,00 %
Voluntary retirement employees>40 years old	0,00 %	0,00 %

Benefits (Norwegian kroner)	President & CEO	Board of Directors
Salary	982 825	359 863
Share of pension	118 583	0
Other benefits	100 961	0

The President & CEO do not have any agreements of bonus or salary if he leaves the company, he has been allocated subscription rights of 24.000 shares according to the program mentioned below.

Incentive program

The shareholders meeting 28.05.2002 decided the employees to issue subscription free of charge, rights to defined and key personnel. The number of issued subscription rights was 300.000. In 2003, 18.000 subscription rights was exercised. At 31.12.2003 the outstanding number of subscription rights was 282.000. In addition there are 12.000 subscription rights outstanding from an earlier program.
The outstanding subscription rights may be exercised in February, April and August 2004. The exercise prices per share are NOK 67.20, NOK 74.81 and 70.80.

Audit

	2003
The audit fee and other audit related services *	117 300
Fees regarding other services provided by the auditor	848 418

* Audit and other audit services contain:
- Audit work related to Norwegian auditing standard RS 700, to give a qualified opinion regarding the financial statements
- Audit work related to tax form signature according to RS 801
- Audit work related to confirmations according to RS 802

Renewable Energy Corporation AS
Financial statements 2003

Note 5 - Liabilities

Liabilities due more than five years after the end of the fiscal year.

The company has no liabilities due more than five years after the end of the fiscal year.

	2003	2002
Loan to credit institution	1 830 296	5 995 980
Other short terms liabilities	0	40 215 667
Total	1 830 296	46 211 647

Convertible loans

At 24.09.2003 the company entered a loan agreement with Goldman Sachs International, Mithril GMBH and Good Energies Investments B.V., total loan amounted to € 31 million. Per 31.12.2003 the company had drawn down € 25 million and the remaining € 6 million will be made available on January 15, 2004. Interest rate on the convertible loan is 7.9% p.a. As per 31.12.2003 the drawdown was calculated to NOK 214 628 697. The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at €14.283 per share. The loan is due for repayment in whole at 31.03.2006. The loan agreement predetermines conversion rates at any new issues of shares, except share issues related to the Companies incentive program, and merger dilution effects.

Note 6 - Subsidiaries and associates

Shares in subsidiaries

The name of the company	Ownership/ voting share	Business office	Equity according to the latest financial statements	Profit (loss) according to the latest financial statements	Book value
ScanCell AS	100,0 %	Narvik	5 002 000	-17 534 000	25 748 000
SolEnergy AS	100,0 %	Bærum	14 503 000	-12 111 000	7 358 918
Silicon Technology AS	100,0 %	Bærum	67 161 000	712 000	89 231 000
Scan Wafer Norge AS	100,0 %	Harvik	100 000	0	100 000
ScanModule AS	100,0 %	Arvika	8 139 000	-4 288 000	11 239 048
REC Ventures AS	100,0 %	Meløy	9 888 676	0	0
ScanWafer AS	71,3 %	Harvik	317 315 000	-65 722 000	455 006 730
Total					588 773 706

Note 7 - Shares and interests in other companies

	Ownership share	Acquisition cost	Book value
Fixed assets			
Alftech AS	1,7 %	625 000	625 000
Edisun Power AG	5,0 %	516 063	516 063
Total		1 141 063	1 141 063

Note 8 - Related parties

The company render non-profit services to its subsidiaries. In 2003 the total amount is NOK 4,9 million.

Note 9 - Balances held with group companies

Subsidiaries	Ownership share	Loans to subsidiaries 31.12.2003	Loans to subsidiaries 31.12.2002	Receivables from 31.12.2003	Receivables from 31.12.2002
SolEnergy AS	100,0 %	28 354 970	16 821 789	0	0
ScanModule AS	100,0 %	3 400 000	7 292 050	469 225	207 086
Silicon Technology AS	100,0 %	94 000 000	26 755 579	0	0
ScanCell AS	100,0 %	28 800 000	0	8 848 160	0
ScanWafer AS	71,3 %	30 183 333	0	0	286 056
Total		185 138 303	50 869 418	9 317 385	493 142

The loans to ScanModule AS, Silicon Technology AS and Scan Cell AS are subordinated loan. To 100% owned companies the company does not calculate rate. The loan to ScanWafer of NOK 30 million has been converted to a subordinated loan after the year-end 2003.

Subsidiaries	Ownership share	Accounts receivable 31.12.2003	Accounts receivable 31.12.2002
ScanCell AS	100,0 %	1 513 274	0
ScanWafer AS	71,3 %	1 763 608	739 945
Sol Energy AS	100,0 %	1 057 667	0
Silicon Technology AS	100,0 %	1 040 765	0
Solar Vision AS	84,0 %	1 074 214	0
Total		6 484 525	739 945

Subsidiaries	Ownership share	Other current liabilities 31.12.2003	Other current liabilities 31.12.2002
ScanWafer AS	71,3 %		0
ScanCell AS	100,0 %	0	2 107 943
Silicon Technology AS	100,0 %	153 421	0
Sol Energy	100,0 %	19 157	0
Total		172 578	2 107 943

Subsidiaries	Ownership share	Creditors 31.12.2003	Creditors 31.12.2002
ScanWafer AS	71,3 %	19 106	0
Total		19 106	0

Renewable Energy Corporation AS
Financial statements 2003

Note 10 - Taxation

	01.01 - 31.12 2003	2002
Current tax:		
Profit/(loss) before taxes	-48 965 668	-67 248 585
Permanent differences	256 862	4 964
Financial gain(-)/loss(+) on sales of shares	0	52 513 580
Tax gain(+)/loss(-) on sales of shares	0	-36 672 768
Reversal of previous years writing off	0	0
Changes in temporary differences	-11 548	363 620
Basis for current tax	-48 720 355	-51 039 189
Tax 28%	0	0
Compensation for taxes on dividends received	0	0
Tax charge for the period	0	0
The tax charge for the year can be analysed as follows:		
Tax charge for the period	0	0
Deferred tax - gross changes	13 641 642	9 340 008
Total tax expense for the year	13 641 642	9 340 008

Specification of the basis for deferred tax asset/liability

Offsetting differences:

	2003	2002
Fixed assets	-100 142	-69 669
Investment in subsidiaries and associates	13 436 643	12 444 644
Accruals	0	-300 000
Pension liability	-656 086	-306 007
Loss carried forward	-114 987 552	-66 366 967
Unused allowance on dividend	-133 200	-133 200
Total	-102 542 234	-53 824 229
Deferred tax asset	-28 711 826	-15 070 783
Net transactions in capital equity (tax base)	-624 676	0
Deferred tax asset related to net transaction in capital equity	-174 966	0
Deferred tax asset in the balance sheet	-28 886 791	-15 070 783

There is a deferred tax liability concerning some of the companies investments in subsidiaries and associates. Shares have been yielded as contribution in kind. Tax value has been transferred from former owner of the shares to the company with permission from the authorities.

Note 11 - Equity and shareholder information

Equity:	Share capital	Own shares	Share premium reserve	Other paid in capital	Other capital	Total
Equity as at 31.12.2002	17 457 678	-794 140	243 375 670	17 294 140	0	277 333 348
Previous years adjustments					-3 337 262	-3 337 262
Implement pension liability					-287 285	-287 285
Equity as at 31.12.2002	17 457 678	-794 140	243 375 670	17 294 140	-3 624 547	273 708 783
Increase in share capital	8 978 515	0	372 391 087	0		381 369 602
Repurchase of own shares	0	28 170	0	835 244	191 558	1 154 970
Cost related to equity increase					-1 560 120	-1 560 120
Tax effect on equity transactions				-261 868	436 834	174 966
Reduction of share premium reserve			-243 375 670	243 375 670		0
Employee options				187 040		187 040
Profit/loss for the year	0	0		0	-35 324 626	-35 324 626
Equity as at 31.12.2003	26 436 193	-765 970	372 391 087	261 610 226	-39 880 904	619 690 634

During 2003, the company repurchased 11 268 shares at NOK 102,50, this represents a total value of NOK 1 154 970.

Shareholders:

The principle shareholders in Renewable Energy Corporation AS as of 31.12.2003:

	Number of shares	Ownership	Voting share
Good Energies Investments B.V.	4 807 832	45,48 %	45,48 %
Hafslund Venture AS	2 882 786	27,27 %	27,27 %
Alf Bjørseth	435 573	4,12 %	4,12 %
Allied Elle AS	415 648	3,93 %	3,93 %
Reidar Langmo	355 596	3,36 %	3,36 %
Elle International Fund AS	214 134	2,03 %	2,03 %
Elle International Fund	205 052	1,94 %	1,94 %
REC Ventures AS	178 546	1,69 %	1,69 %
Renewable Energy Corporation AS	127 852	1,21 %	1,21 %
Deutche Bank	187 758	1,78 %	1,78 %
Total owner's share exceeding 1%	9 810 673	92,81 %	92,81 %
Others	759 801	7,19 %	7,19 %
Total number shares	10 570 474	100,00 %	100,00 %

Renewable Energy Corporation AS
Financial statements 2003

Shares and options owned by the Managing Director and members of the board:

Name	Title	Number of shares
Alf Bjørseth	President & CEO	435 573
John Fenger	Board member	43 840
Jan-Olaf Willums (through Nordic Enterprise AS)	Board member	63 664
Jan-Olaf Willums (directly owned)	Board member	43 940
Halvor T. Svardal (through Hektor AS)	Board member	48 000
Reidar Langmo	Board member	355 596

Free equity per 31.12.2003

	31.12.2003	31.12.2002
Other paid in capital	261 610 226	17 294 140
Other capital	-39 880 904	-3 624 547
Deferred tax	-28 886 791	-15 070 783
= The company free equity	192 742 531	-1 401 190

There is no distributable equity as at December 31, 2002.



KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset - Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 00
Fax +47 23 00 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation AS

AUDITOR'S REPORT FOR 2003

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation AS as of 31 December 2003, showing a loss of TNOK 35 325 for the parent company and a loss of TNOK 137 179 for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Internal control weaknesses
During the year ScanWafer ASA, a significant subsidiary, implemented a new accounting and enterprise resource planning system. As a consequence internal control routines ensuring proper record keeping and documentation in accordance with laws and regulations were not in place for a period of time.

Opinion
In our opinion,
- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has, except for the internal control weaknesses noted above, fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway.
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations.

Oslo, [illegible] March 2004
KPMG AS

Arve Gevell
State Authorised Public Accountant (Norway)

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only



KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

To the Shareholders of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2003

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2003. We have also audited the information in the Directors' report concerning the financial statements and the going concern assumption. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Purpose
This auditor's report has been prepared solely to change the addressee from "the Annual Shareholders' Meeting of Renewable Energy Corporation AS" to "the Shareholders of Renewable Energy Corporation ASA" for use in the prospectus related to the sale of ordinary shares of Renewable Energy Corporation ASA. The financial statements referred to above were prepared on the basis of the Norwegian Accounting Act and accounting standards, principles and practices generally accepted in Norway effective for the year ended 31 December 2003.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway effective for audits of annual financial statements for the year ended 31 December 2003. We have not conducted any audit procedures subsequent to 30 March 2004, which was the date our original auditor's report for 2003 was issued. Subsequent to finalizing the 2003 statutory accounts, it was determined that the Company had incorrectly accounted for government grants and minority interests in 2003. The correction of these errors increased the net loss for 2003 by NOK 16.2 million and decreased shareholders' equity at 31 December 2003 by NOK 6.7 million in the group accounts. These changes have not been reflected in the accompanying 2003 statutory financial statements; however, the financial statements for 2003, as restated to correct these errors are reflected in the Company's 2004 statutory accounts. We express our opinion in accordance with the Norwegian Auditing Standard RS 800, "The Auditor's Report on Special Purpose Audit Engagements". Those auditing standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Internal control weaknesses
During the year ScanWafer ASA, a significant subsidiary, implemented a new accounting and enterprise resource planning system. As a consequence internal control routines ensuring proper record keeping and documentation in accordance with laws and regulations were not in place for a period of time.

Opinion
In our opinion,

- the financial statements have been prepared in accordance with law and regulations as of 31 December 2003 and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has, except for the internal control weaknesses noted above, fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway as of 31 December 2003.
- the information in the Directors' report concerning the financial statements and the going concern assumption is consistent with the financial statements and comply with the law and regulations as of 31 December 2003.

Oslo, 30 March 2004; the date of issuance of this special purpose audit report is 21 April 2006

KPMG AS
Arve Ødevoll
State Authorised Public Accountant (Norway)

APPENDIX C

RENEWABLE ENERGY CORPORATION ASA

Bestillingsblankett for bestillinger mellom NOK 10.000 og NOK 2.000.000

For fullstendig informasjon om det offentlige tilbudet, se vedlagte Prospectus som også inneholder et norsk sammendrag ("Prospektet")
Bestilling av aksjer i det offentlige tilbudet finner sted fra og med 24. april 2006 til og med 8. mai 2006 kl. 1200. Korrekt utfylt bestillingsblankett må være mottatt per post eller faks av en av tilretteleggerne for det offentlige tilbudet:

ABG Sundal Collier Norge ASA
Munkedamsveien 45D, Postboks 1444 Vika, 0115 Oslo
Telefon: 22 01 59 90, Telefaks: 22 01 60 62

DnB NOR Markets
Stranden 21, 0021 Oslo
Telefon: 22 94 88 80, Telefaks: 22 48 29 80

innen kl. 12.00 8. mai 2006. Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge Tilbudsperioden når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i Det Offentlige Tilbudet og i det Institusjonelle Tilbudet, samlet eller i den enkelte transje. Enhver slik endring av Tilbudsperioden vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem på eller før 5. mai 2006 klokken 09.00. En forlengelse vil bare gjøres en gang, og bare inntil 15. mai 2006 klokken 15.00. Dersom Tilbudsperioden forlenges vil dato for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende forlenget. Det er ikke tilstrekkelig at blanketten er postlagt innen fristen. Bestilling kan også skje på internett-adressen www.recaksjen.no. Den som bestiller aksjer har risikoen ved eventuell forsinkelse i postgang, utilgjengelige fakslinjer eller datatekniske problemer knyttet til forannevnte internett-adresse. Tilretteleggerne står fritt til å akseptere eller forkaste for sent ankomne, mangelfulle eller feilaktig utfylte blanketter. Ved overtegning kan antall tildelte aksjer avkortes i henhold til tildelingskriteriene beskrevet i Prospektet.

PRIS

Pris pr aksje er ennå ikke fastsatt, jf "Tilbudsprisen" og"Offering Price" i Prospektet. Pris pr aksje i det offentlige tilbudet forventes å bli mellom NOK 69 og NOK 88 per aksje, men prisen kan også bli høyere eller lavere. Prisintervallet er fastsatt av styret i REC i samråd med Tilretteleggerne. Bestillingen kan gjøres betinget av at pris pr aksje ikke fastsettes over prisintervallet. Dette må uttrykkelig angis i et eget felt nedenfor. Dersom bestillingen er betinget av dette, og den endelige prisen blir høyere enn prisintervallet forkastes bestillingen uten varsel. Dersom ingen slik betingelse er angitt, anses bestillingen bindende uansett endelig pris. Den endelige prisen på aksjen vil bli fastsatt etter utløpet av bestillingsperioden den 8. mai 2006 etter en bindende budgivningsprosess blant institusjonelle investorer med bestillinger over NOK 2 million ("bookbuilding"). Den endelige prisen baseres på etterspørsel på ulike prisnivåer, og vil ta utgangspunkt i prisintervallet beskrevet ovenfor.

RABATT

Bestillere i det offentlige tilbudet vil få en rabatt på 10% (i forhold til den endelige Tilbudsprisen) per aksje for aksjer i den første børsposten allokert til den enkelte bestiller.

BESTILLINGSNIVÅ

Bestilling i det offentlige tilbudet skjer i beløp, ikke i antall aksjer. Minimum bestillingsbeløp er NOK 10.000, mens maksimum bestillingsbeløp er NOK 2 millioner. Det vil ikke bli foretatt tildeling av aksjer som utgjør mindre enn en børspost. Antallet aksjer som utgjør en børspost vil bli fastsatt av Oslo Børs basert på prisen som fastsettes per aksje og vil utgjøre enten 100 eller 200 aksjer. En børspost kan således utgjøre mer eller mindre enn NOK 10.000. Bestillinger på beløp mellom NOK 10.000 og den endelige verdien av en børspost vil i dette tilfellet bli ansett som en bestilling på verdien av en børspost (inntil NOK 13.300) med mindre noe annet er påført blanketten nedenfor. Bestilling for beløp som representerer mindre enn en børspost vil bli forkastet uten varsel. Dersom det bestilles aksjer for et høyere beløp enn NOK 2 millioner i det offentlige tilbudet, vil dette bli ansett som en bestilling på NOK 2 millioner. Dersom man ønsker å bestille for høyere beløp enn NOK 2 millioner må dette skje gjennom den institusjonelle plasseringen.

TILDELING

Endelig tildeling av aksjer vil bli foretatt av styret i REC i samarbeid med Tilretteleggerne i henhold til tildelingskriterier beskrevet i"Allokeringsmekanisme" og"Mechanism of Allocation" i Prospektet. Alle allokeringer vil bli søkt rundet ned til den nærmest hele børspost. I tilfelle overbestilling, vil Selskapet forsøke å sørge for at alle bestillere får et antall aksjer som minst tilsvarer en verdi lik NOK 100.000.

BETALING AV TILDELTE AKSJER

Ved bestilling av aksjer gir den enkelte bestiller ABG Sundal Collier Norge ASA/DnB NOR Markets en engangsfullmakt til å belaste en oppgitt norsk bankkonto ved betaling for de tildelte aksjene. Melding om tildeling vil bli sendt ut ca. 9. mai 2006. Bestillere som har behov for å vite nøyaktig tildeling før 10. mai 2006, kan kontakte en av tilretteleggerne fra morgenen 9. mai 2006. For bestillere som har tilgang til investortjenester gjennom sin VPS-kontofører vil det være mulig å sjekke antall aksjer man har blitt tildelt fra og med den 9. mai 2006. Belastning ventes å finne sted 10. mai 2006. Det må være dekning for hele beløpet på den oppgitte bankkonto dagen før belastningen skjer. Dersom det ikke kan belastes på forfallsdato, forbeholder tilretteleggerne seg retten til å annullere bestillingen eller selge de tildelte aksjene for bestillerens regning og risiko i henhold til norsk lov. Av for sent innbetalt beløp svares morarente med 9,25% p.a. Betaling og fysisk levering av aksjene forventes å skje henholdsvis 10. mai og om kvelden den 11. mai 2006. Ved levering av aksjene vil aksjene bli overført til den enktelte bestillers VPS-konto. Aksjer som er tildelt forventes å kunne omsettes allerede fra børsåpning 9. mai 2006 (se"Leveranse og handel med aksjene" og"Delivery and trading of allocated Offer Shares""i Prospektet). Fysisk levering av aksjene er imidlertid betinget av at oppgjør skjer i samsvar med beskrivelsen ovenfor. Den som ønsker å overdra sine aksjer før fysisk levering har skjedd har selv risikoen for at vedkommende kan betale for aksjene. Aksjer kan ikke omsettes over internett før fysisk levering har skjedd.

Så langt tillatt etter gjeldende rett, fraskriver Tilretteleggerne seg et hvert ansvar overfor bestillere av aksjer i Tilbudet, som Selskapet ikke kan holdes ansvarlig for overfor Tilretteleggerne i forbindelse med deres tegnings av Tilbudsaksjene. Samtlige personer som bestiller aksjer i forbindelse med Tilbudet anses å ha akseptert denne ansvarsfraskrivelsen og ha erkjent at muligheten til å fremme krav overfor Selskapet etter registreringen av kapitalforhøyelsen i Foretaksregisteret er svært begrenset i henhold til norsk rett.

SPESIFIKASJON AV BESTILLINGEN—Ansatte i Renewable Energy Corporation ASA skal bruke en egen bestillingsblankett

Bestillers VPS-kontonr. *)	Jeg/vi bestiller aksjer for totalt NOK (minimum NOK 10.000 — maksimum NOK 2 million)
	NOK:

Valgfritt: Jeg/vi ønsker kun å bli tildelt aksjer hvis prisen blir fastsatt innenfor eller lavere enn det indikerte kursintervallet (kryss her hvis JA): ☐
Valgfritt: Jeg/vi ønsker ikke at min bestilling skal justeres opp til verdien av en børspost dersom denne verdien blir høyere enn NOK 10.000 (kryss her hvis JA): ☐

Fullmakt til å belaste konto (MÅ FYLLES UT):

Jeg/vi gir med dette ABG Sundal Collier Norge ASA/DnB NOR Markets
en ugjenkallelig engangsfullmakt til å belaste min/vår norske bankkonto for vederlaget for de tildelte aksjer
(Bankkonto — 11 siffer)

I henhold til de betingelser som framgår ovenfor og av Prospektet, bestilles herved ugjenkallelig aksjer som angitt ovenfor. Det gis samtidig ugjenkallelig fullmakt til å belaste min/vår oppgitte bankkonto.

Bestillingssted og dato
Må være datert i bestillingsperioden

Forpliktende underskrift.
Når det undertegnes i henhold til fullmakt skal dokumentasjon i form av firmaattest eller fullmakt vedlegges. Foresatte må signere for umyndige.

INFORMASJON OM BESTILLEREN

Bestillerens VPS-kontonr. *)
Bestillerens fornavn
Bestillerens etternavn/firma e.l.
Gateadresse e.l. (for private: Boligadresse)
Postnummer og poststed
Fødselsnummer (11 sifre)/Org. nummer MÅ FYLLES UT
Telefonnummer dagtid
Statsborgerskap
Telefon/telefaks/e-mail
(For megler: Løpenr.)

*) For å kunne bestille aksjer må du ha opprettet en verdipapirkonto (VPS-konto). Opprettelse av VPS-konto må under henvisning til nye forskrifter, foretas ved personlig fremmøte medbringende legitimasjon hos en kontofører som kan være en bank eller et autorisert fondsmeglerforetak.

APPENDIX D

RENEWABLE ENERGY CORPORATION ASA
Bestillingsblankett for ansatte i REC

For fullstendig informasjon om det offentlige tilbudet til ansatte, se vedlagte Prospectus som også inneholder et norsk sammendrag ("Prospektet")
Bestilling av aksjer i det offentlige tilbudet til ansatte finner sted fra og med 24. april 2006 til og med 5. mai 2006 kl. 1200 (norsk tid). Korrekt utfylt bestillingsblankett må være mottatt per post eller faks av tilrettelegger for det offentlige tilbudet til ansatte:

DnB NOR Markets
Stranden 21, 0021 Oslo
Telefon: 22 94 88 80, Telefaks: 22 48 29 80

innen kl. 12.00 5. mai 2006 kl. 1200 (norsk tid). Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge Tilbudsperioden når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i Det Offentlige Tilbudet og i det Institusjonelle Tilbudet, samlet eller i den enkelte transje. Enhver slik endring av Tilbudsperioden vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem på eller før 5. mai 2006 klokken 09.00. En forlengelse vil bare gjøres en gang, og bare inntil 12. mai 2006 klokken 15.00. Dersom Tilbudsperioden forlenges vil dato for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende forlenget. Det er ikke tilstrekkelig at blanketten er postlagt innen fristen. Den som bestiller aksjer har risikoen ved eventuell forsinkelse i postgang eller utilgjengelige fakslinjer. Tilretteleggerne står fritt til å akseptere eller forkaste for sent ankomne, mangelfulle eller feilaktig utfylte blanketter. Ved overtegning kan antall tildelte aksjer avkortes i henhold til tildelingskriteriene beskrevet i Prospektet. **Ansatte kan ikke bestille via Internett, men kun ved bruk av denne bestillingsblanketten.**

PRIS

Pris pr aksje er ennå ikke fastsatt, jf "Tilbudsprisen" og"Offering Price" i Prospektet. Pris pr aksje i det offentlige tilbudet til ansatte forventes å bli mellom NOK 69 og NOK 88 per aksje, men prisen kan også bli høyere eller lavere. Prisintervallet er fastsatt av styret i REC i samråd med Tilretteleggerne. Bestillingen kan gjøres betinget av at pris pr aksje ikke fastsettes over prisintervallet. Dette må uttrykkelig angis i et eget felt nedenfor. Dersom bestillingen er betinget av dette, og den endelige prisen blir høyere enn prisintervallet forkastes bestillingen uten varsel. Dersom ingen slik betingelse er angitt, anses bestillingen bindende uansett endelig pris. Den endelige prisen på aksjen vil bli fastsatt etter utløpet av bestillingsperioden den 8. mai 2006 etter en bindende budgivningsprosess blant institusjonelle investorer med bestillinger over NOK 2 million ("bookbuilding"). Den endelige prisen baseres på etterspørsel på ulike prisnivåer, og vil ta utgangspunkt i prisintervallet beskrevet ovenfor.

RABATT TIL ANSATTE

Selskapets norske og svenske ansatte vil bli tilbudt en rabatt på 20% av endelige pris, begrenset oppad til NOK 1.500 per ansatt.

BESTILLINGSNIVÅ

Bestilling i det offentlige tilbudet til ansatte skjer i beløp, ikke i antall aksjer. Minimum bestillingsbeløp er NOK 10.000, likevel slik at bestiller ved å krysse av nedenfor kan velge å bli *tildelt aksjer for det laveste beløpet av NOK 10.000 og en børspost. Maksimum bestillingsbeløp er NOK 2 millioner. Det kan bli foretatt tildeling av aksjer som utgjør mindre enn en* børspost. Antallet aksjer som utgjør en børspost vil bli fastsatt av Oslo Børs basert på prisen som fastsettes per aksje og vil utgjøre enten 100 eller 200 aksjer. En børspost kan således utgjøre mer eller mindre enn NOK 10.000. Dersom det bestilles aksjer for et høyere beløp enn NOK 2 millioner i det offentlige tilbudet til ansatte, vil dette bli ansett som en bestilling på NOK 2 millioner. Dersom man ønsker å bestille for høyere beløp enn NOK 2 millioner må dette skje gjennom den institusjonelle plasseringen.

TILDELING

Endelig tildeling av aksjer vil bli foretatt av styret i REC i samarbeid med tilretteleggerne i henhold til tildelingskriterier beskrevet i"Allokeringsmekanisme" og"Mechanism of Allocation" i Prospektet. Selskapets ansatte i Norge og Sverige vil få full tildeling opptil NOK 1 million, rundet ned til nærmeste hele børspost. Enhver bestilling over NOK 1 million vil bli allokert på samme måte som i Det Offentlige Tilbudet for øvrig.

BETALING AV TILDELTE AKSJER

Ved bestilling av aksjer gir den enkelte bestiller DnB NOR Markets en engangsfullmakt til å belaste en oppgitt norsk bankkonto ved betaling for de tildelte aksjene. Melding om tildeling vil bli sendt ut ca. 9. mai 2006. Bestillere som har behov for å vite nøyaktig tildeling før 10. mai 2006, kan kontakte en av tilretteleggerne fra morgenen 9. mai 2006. For bestillere som har tilgang til investortjenester gjennom sin VPS-kontofører vil det være mulig å sjekke antall aksjer man har blitt tildelt fra og med den 9. mai 2006. Belastning ventes å finne sted 10. mai 2006. Det må være dekning for hele beløpet på den oppgitte bankkonto dagen før belastningen skjer. Dersom det ikke kan belastes på forfallsdato, forbeholder tilretteleggerne seg retten til å annullere bestillingen eller selge de tildelte aksjene for bestillerens regning og risiko i henhold til norsk lov. Av for sent innbetalt beløp svares morarente med 9,25% p.a. Betaling og fysisk levering av aksjene forventes å skje henholdsvis 10. mai og om kvelden den 11. mai 2006. Ved levering av aksjene vil aksjene bli overført til den enkelte bestillers VPS-konto. Aksjer som er tildelt forventes å kunne omsettes allerede fra børsåpning 9. mai 2006 (se"Leveranse og handel med aksjene" og"Delivery and trading of allocated Offer Shares""i Prospektet). Fysisk levering av aksjene er imidlertid betinget av at oppgjør skjer i samsvar med beskrivelsen ovenfor. Den som ønsker å overdra sine aksjer før fysisk levering har skjedd har selv risikoen for at vedkommende kan betale for aksjene. Aksjer kan ikke omsettes over internett før fysisk levering har skjedd.
Så langt tillatt etter gjeldende rett, fraskriver Tilretteleggerne seg et hvert ansvar overfor bestillere av aksjer i Tilbudet, som Selskapet ikke kan holdes ansvarlig for overfor Tilretteleggerne i forbindelse med deres tegning av Tilbudsaksjene. Samtlige personer som bestiller aksjer i forbindelse med Tilbudet anses å ha akseptert denne ansvarsfraskrivelsen og ha erkjent at muligheten til å fremme krav overfor Selskapet etter registreringen av kapitalforhøyelsen i Foretaksregisteret er svært begrenset i henhold til norsk rett.

SPESIFIKASJON AV BESTILLINGEN

Bestillers VPS-kontonr. *)	Jeg/vi bestiller aksjer for totalt NOK (minimum NOK 10.000 — maksimum NOK 2million) NOK:
Valgfritt: Jeg/vi ønsker kun å bli tildelt aksjer hvis prisen blir fastsatt innenfor eller lavere enn det indikerte kursintervallet (kryss her hvis JA): ☐ Valgfritt: Jeg/vi ønsker kun å bli tildelt aksjer for det laveste beløpet av NOK 10.000 og en børspost. (kryss her hvis JA): ☐	

Fullmakt til å belaste konto (MÅ FYLLES UT):

Jeg/vi gir med dette DnB NOR Markets
En ugjenkallelig engangsfullmakt til å belaste min/vår norske bankkonto for vederlaget for de tildelte aksjer

(Bankkonto — 11 siffer)

I henhold til de betingelser som framgår ovenfor og av Prospektet, bestilles herved ugjenkallelig aksjer som angitt ovenfor. Det gis samtidig ugjenkallelig fullmakt til å belaste min/vår oppgitte bankkonto.

Bestillingssted og dato
Må være datert i bestillingsperioden

Forpliktende underskrift. Når det undertegnes i henhold til fullmakt skal dokumentasjon i form av firmaattest eller fullmakt vedlegges. Foresatte må signere for umyndige.

INFORMASJON OM BESTILLEREN

Bestillerens VPS-kontonr. *)
Bestillerens fornavn
Bestillerens etternavn/firma e.l.
Gateadresse e.l. (for private: Boligadresse)
Postnummer og poststed
Fødselsnummer (11 sifre)/Org. nummer MÅ FYLLES UT
Telefonnummer dagtid
Statsborgerskap
Telefon/telefaks/e-mail

*) For å kunne bestille aksjer må du ha opprettet en verdipapirkonto (VPS-konto). Opprettelse av VPS-konto må under henvisning til nye forskrifter, foretas ved personlig fremmøte medbringende legitimasjon hos en kontofører som kan være en bank eller et autorisert fondsmeglerforetak.

RENEWABLE ENERGY CORPORATION ASA

Application form for applications in the Management Offering in REC

Detailed information for the offering to members of the executive management of REC can be found in the attached Prospectus

Applications for shares in the offering to the executive management of REC will take place from 0900 CET to 1700 CET on 24 April 2006. Completed application forms must be received by:

ABG Sundal Collier Norge ASA
Munkedamsveien 45D, P.O. Box 1444 Vika, N-0115 Oslo
Phone: +47 22 01 59 90, Telefax: +47 22 01 60 62

UBS Investment Bank
1 Finsbury Avenue, London, EC2M 2PP
Phone: +44 207 567 8000, Telefax: +44 20 7568 4800

no later than 1700 CET on 24 April 2006. Applicants bear the risk of any delays or unavailability of fax lines. The Managers my decide in its sole discretion whether to accept or discard any applications that are received late, are incomplete or are incorrectly completed. The application period for the public offering and/or the international offering may be extended for up to 5 business days. Notice of such potential extension will be given through the information system of Oslo Børs. Applications that are received in the offering to the executive management of REC are binding and irrevocable even if the application period in the public and/or the international offering is extended. Extension of the application period can involve that allotment, settlement and trading of the shares in the offering to the executive management of REC, as well as the entering into the subscription agreement, will be postponed correspondingly with the number of business days the application period for the public offering and/or international offering is extended.

PRICE

The price per share has not yet been decided; see section"Offering Price" in the Prospectus. The price per share in the offering to the executive management of REC is expected to be in the range from NOK 69 to NOK 88 per share, but the final price may be higher or lower than this. The price range has been determined by the Board of REC in consultation with the Managers. The final price will be determined after the expiry of the application period for the public offering and international offering on 8 May 2006, following a binding tender process among investors making applications in excess of NOK 2 million ("bookbuilding"). The final price will be based on the level of demand at different price levels, based upon the indicative price range described above.

ALLOTMENT

Applicants in the offering to the executive management of REC will be entitled to full allotment of the amount applied for up to NOK 5 million, rounded downwards to the nearest round lot. The maximum subscription is NOK 5 million.

PAYMENT FOR ALLOTED SHARES

Contract notes for allotted shares will be sent by ABG Sundal Collier Norge ASA, on 9 May 2006. By completing this application form, each applicant in the Management Offering authorizes ABG Sundal Collier to debit the applicant's Norwegian bank account for the total amount due for shares allocated to the applicant. The applicant's account number must be stated below. Applicants that do not have a Norwegian bank account must contact one of the application offices. Accounts will be debited on or about 10 May 2006, and there must be sufficient funds in the stated bank account from and including 9 May 2006. Should any applicant have insufficient funds in its account or should payment be delayed for any reason, or if it is not possible to debit the account, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, currently at 9.25 per cent per annum, will be payable on the amount due. ABG Sundal Collier reserves the right to make up to three debits through 22 May 2006 if there are insufficient funds in the account on the debiting date. Should payment not be made when due (i.e. on 10 May 2006), the shares allocated will not be delivered physically to the applicant, and ABG Sundal Collier reserves the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated shares, on such terms and in such manner as ABG Sundal Collier may decide in accordance with Norwegian law. The original applicant will remain liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued and the Managers may enforce payment for any such amount outstanding in accordance with Norwegian law.

Even if the Managers technically will subscribe for the Offer Shares issued by REC and sell them on to the applicants in the Global Offering, the Managers expressly disclaim any liability towards the applicants beyond the liability of the Company towards the Joint Lead Managers as subscribers of the Offering Shares. All applicants shall be deemed to have accepted this disclaimer and to have acknowledged that the ability to raise any claims towards the Company following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

LOCK-UP

Applicants in the offering to the executive management of REC confirms by signing of this application form that they will be subject to a lock up agreement for the shares they are allotted in the offering for a period of 6 months from allotment of the shares. In this period, the shares can not bee transferred, pledged or otherwise be tied up without a written prior approval from the Managers.

To the fullest extent permitted by applicable law, the Managers as subscribers of the Offer Shares expressly disclaim any liability to persons who submit applications for Offer Shares in the Global Offering beyond the liability of the Company to the Managers as subscribers of the Offer Shares. All persons who submit applications for Offer Shares in the Global Offering shall be deemed to have accepted this disclaimer of liability and to have acknowledged that the ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

APPLICATION FOR SHARES AND AUTHORIZATION TO DEBIT THE APPLICANT'S BANK ACCOUNT:

I/we, being familiar with the contents of the Prospectus, hereby irrevocably apply for the number of Offer Shares set out below in accordance with the terms set out in the Prospectus and this Application Form, and hereby also authorize ABG Sundal Collier to debit my/our bank account as set outbelow for the amount corresponding to the Offer Shares allotted to me/us.

SPECIFICATION OF THE APPLICATION

Applicant's VPS account (12 digits):	*I apply for shares for a total of NOK* (Maximum NOK 5 million):	*Applicant's bank account to be debited (11 digits):*

I hereby irrevocably apply for shares as specified above subject to the terms and conditions set out above and contained in the Prospectus, and herby also authorize ABG Sundal Collier to debit my/our bank account as set out below for the amount of the Offer Shares allotted to me/us.

Date and place
Must be dated during the application period

Binding signature
If the application form is signed by a proxy, documentary evidence of authority to sign must be attached in the form of a Power of Attorney or Company Registration Certificate

DETAILS OF THE APPLICANT

First name
Surname / Company name
Home address (for company: Business address)
ZIP code and town
Identity number (11 digits) THIS FIELD MUST BE COMPLETED
Telephone number (daytime)
Nationality
Telephone/fax/e-mail


REC

Renewable Energy Corporation ASA
Veritasveien 14
PO-Box 280
N-1323, Høvik
Oslo, Norway

ABG Sundal Collier Norge ASA
Munkedamsveien 45D
P.O. Box 1444 Vika
N-0115 Oslo, Norway

UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
United Kingdom

Merrill Corporation Ltd, London
06LON1560

Schedule B

Item No. 3. OSE filing – Offering


SEC Mail Processing Section
RECEIVED
APR 2 4 2006
WASH, D.C.
160



Ticker: REC

Ant meldinger: 5

Fra: 24.04.2006

Meldingstype: --- alle ---

Til: 24.04.2006

21.04.06 09:14 Marked=OB **REC RE. OFFERING** andre børsmeldinger

---

Høvik, 21 April 2006: The board of directors of Renewable Energy Corporation ASA on 20 April 2006 resolved to offer 73,000,000 new shares and 1,600,000 secondary shares in the global offering of new shares to be completed in connection with the listing of the company`s shares on Oslo Børs. The indicative price range has been set at between NOK 69 to NOK 88 per share. The book building and application period will run from 24 April 2006 to 8 May 2006, both dates inclusive, subject to approval of the Prospectus by Oslo Børs and also subject to extension. It is expected that dealings in the shares on Oslo Børs will commence on or about 9 May 2006.

Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided.

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Renewable Energy Corporation ASA has not registered, and does not intend to register, any portion of the offering in the United States.

The annual general meeting of Renewable Energy Corporation ASA (`REC` or the `Company`) resolved on 20 April 2006 to issue up to 73,000,000 shares, each with a par value of NOK 1, in connection with the global offering of shares in the Company to be made in connection with the listing of the shares of REC on Oslo Børs. The general meeting authorized the Board of Directors to determine the final number of shares to be offered and issued, as well as the indicative offer price range and the final subscription price. The Board was also authorized to divide the total number of shares in separate tranches with different subscription prices so that a specific number of shares may be subscribed for at prices lower than other shares.

In a subsequent meeting of the board of directors of REC on 20 April 2006, the board of directors resolved, pursuant to the resolution and authorization from the general meeting, that the:

- Number of shares to be offered in the global offering shall be 73,000,000 new shares and 1,600,000 secondary shares
- Indicative Offer Price Range shall be between NOK 69 and NOK 88 per share
- Investors in the retail offering will be given a discount of 10% of the first round lot

- Bookbuilding and application period shall run from 24 April 2006 to 8 May 2006 (both dates inclusive and subject to approval of Prospectus by Oslo Børs and to extension)

A prospectus is being prepared in connection with the listing and the global offering, and will be published and made available prior to start of the bookbuilding and application period, as soon as necessary approvals have been obtained from Oslo Børs. It is expected that dealings in the shares on Oslo Børs will commence on or about 9 May 2006.

ABG Sundal Collier Norge ASA and UBS Limited are the Joint Global Coordinators and Joint Bookrunners for the global offering. Credit Suisse Securities (Europe) Limited and DnB NOR Markets ASA are co-lead managers, and Advokatfirmaet Schjødt AS and Holland & Knight LLP are acting as legal advisors to REC.

For further information, please contact:

Erik Thorsen, CEO
+47 90756685

Renewable Energy Corporation ASA (REC) was founded in 1996 and has quickly become one of the world`s leading businesses within solar energy. The company has a presence in all parts of the industry value chain from production of raw material to solar energy products. REC has customers around the world and over 1,100 employees in production units in four countries on three continents. In 2005, the company had revenues of about NOK 2.5 billion and is a financially strong and fast growing company. For further information, please visit www.recgroup.com.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 5 Fra: 01.01.2005
Meldingstype: ANDRE BØRSMELDINGER Til: 24.04.2006

21.04.06 09:14 Marked=OB **REC RE. OFFERING** andre børsmeldinger

---

Høvik, 21 April 2006: The board of directors of Renewable Energy Corporation ASA on 20 April 2006 resolved to offer 73,000,000 new shares and 1,600,000 secondary shares in the global offering of new shares to be completed in connection with the listing of the company`s shares on Oslo Børs. The indicative price range has been set at between NOK 69 to NOK 88 per share. The book building and application period will run from 24 April 2006 to 8 May 2006, both dates inclusive, subject to approval of the Prospectus by Oslo Børs and also subject to extension. It is expected that dealings in the shares on Oslo Børs will commence on or about 9 May 2006.

Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided.

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Renewable Energy Corporation ASA has not registered, and does not intend to register, any portion of the offering in the United States.

The annual general meeting of Renewable Energy Corporation ASA (`REC` or the `Company`) resolved on 20 April 2006 to issue up to 73,000,000 shares, each with a par value of NOK 1, in connection with the global offering of shares in the Company to be made in connection with the listing of the shares of REC on Oslo Børs. The general meeting authorized the Board of Directors to determine the final number of shares to be offered and issued, as well as the indicative offer price range and the final subscription price. The Board was also authorized to divide the total number of shares in separate tranches with different subscription prices so that a specific number of shares may be subscribed for at prices lower than other shares.

In a subsequent meeting of the board of directors of REC on 20 April 2006, the board of directors resolved, pursuant to the resolution and authorization from the general meeting, that the:

- Number of shares to be offered in the global offering shall be 73,000,000 new shares and 1,600,000 secondary shares
- Indicative Offer Price Range shall be between NOK 69 and NOK 88 per share
- Investors in the retail offering will be given a discount of 10% of the first round lot

- Bookbuilding and application period shall run from 24 April 2006 to 8 May 2006 (both dates inclusive and subject to approval of Prospectus by Oslo Børs and to extension)

A prospectus is being prepared in connection with the listing and the global offering, and will be published and made available prior to start of the bookbuilding and application period, as soon as necessary approvals have been obtained from Oslo Børs. It is expected that dealings in the shares on Oslo Børs will commence on or about 9 May 2006.

ABG Sundal Collier Norge ASA and UBS Limited are the Joint Global Coordinators and Joint Bookrunners for the global offering. Credit Suisse Securities (Europe) Limited and DnB NOR Markets ASA are co-lead managers, and Advokatfirmaet Schjødt AS and Holland & Knight LLP are acting as legal advisors to REC.

For further information, please contact:

Erik Thorsen, CEO
+47 90756685

Renewable Energy Corporation ASA (REC) was founded in 1996 and has quickly become one of the world`s leading businesses within solar energy. The company has a presence in all parts of the industry value chain from production of raw material to solar energy products. REC has customers around the world and over 1,100 employees in production units in four countries on three continents. In 2005, the company had revenues of about NOK 2.5 billion and is a financially strong and fast growing company. For further information, please visit www.recgroup.com.

Schedule B

Item No. 4. OSE announcement – Received application for listing


OSLO BØRS
NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.2005
Til: 24.04.2006
Meldingstype: SØKNAD

28.03.06 08:57 Marked=OB **REC RECEIVED APPLICATION FOR LISTING** søknad

---

Oslo Børs has received a request for admission to stock exchange trading from Renewable Energy Corporation. Issuers that are admitted to trading, or for which a request for admission to trading on the stock exchange has been made, are subject to the disclosure of information requirement in the Stock Exchange Regulation section 5-1. The disclosure of information requirement will, with effect from today, apply to Renewable Energy Corporation.

Company information:

Name: Renewable Energy Corporation
Ticker: REC
ISIN: NO0010112675


OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 01.01.2005
Meldingstype: SØKNAD
Til: 24.04.2006

28.03.06 08:57 Marked=OB **REC MOTTATT BØRSSØKNAD OM NOTERING** søknad

Oslo Børs har mottatt søknad fra Renewable Energy Corporation om opptak av selskapets aksjer til notering. Det følger av børsforskriften § 5-1 at anvendelsesområde for informasjonsplikt gjelder for selskaper som er notert og har søkt notering. Informasjonsplikten etter reglene i børsforskriften vil fra og med i dag bli gjeldende for Renewable Energy Corporation.

Selskapsinformasjon:

Navn: Renewable Energy Corporation
Ticker: REC
ISIN: NO0010112675

Schedule B

Item No. 5. Notice of Ordinary General Meeting



Veritasveien 14
Postboks 280 1323 Høvik
Tlf: 67 81 52 50 Fax: 67 81 52 01
977 258 561 MVA
www.recgroup.com

To our shareholders

Høvik, April 3 2006

NOTICE OF ORDINARY GENERAL MEETING

Enclosed please find the Notice of the Ordinary General Meeting in Renewable Energy Corporation ASA (REC) which takes place in Veritasveien 14, Høvik on Thursday April 20 2006 at 14:00 Norwegian time. Annual Report 2005, ref item 4 and item 6 in the Notice, will be sent to you at the end of this week. Also a proposal for remuneration for the members of the Board, ref item 5 in the agenda, will be sent to you together with the Annual Report.

You will also find the Annual Report 2005 on our homepage, www.recgroup.com, from the end of this week.

Yours sincerely
Renewable Energy Corporation ASA

Bjørn R Berntsen

Til aksjonærene i Renewable Energy Corporation ASA:

INNKALLING TIL ORDINÆR GENERALFORSAMLING I RENEWABLE ENERGY CORPORATION ASA

Styret innkaller herved til ordinær generalforsamling i Renewable Energy Corporation ASA (REC):

Tid: 20. april 2006, klokken 14:00

Sted: Veritasveien 14, Høvik

Styret har foreslått følgende agenda:

1. Åpning av møte ved styrets formann og registrering av fremmøtte aksjonærer

2. Valg av møteleder og en person til å signere protokollen sammen med møteleder

3. Godkjennelse av innkalling og dagsorden

4. Godkjennelse av årsregnskap og årsberetning for 2005

Se Årsrapport 2005, sidene 32-95.

5. Honorar til styrets medlemmer

Fastsettelse av honorar til styrets leder, styremedlemmer og medlemmer i styrekomiteer for perioden 23. mai 2005 til 20. april 2006.

6. Honorar til revisor

Se Årsrapport 2005, side 74.

To the shareholders of Renewable Energy Corporation ASA:

NOTICE OF ORDINARY GENERAL MEETING OF RENEWABLE ENERGY CORPORATION ASA

The Board hereby gives notice of the Ordinary General Meeting in Renewable Energy Corporation ASA (REC):

Time: April 20, 2006 at 14:00 Norwegian time.

Place: Veritasveien 14, Høvik

The agenda proposed by the Board:

1. Opening of the meeting by the Chairman of the Board of REC and registration of attending shareholders

2. Election of Chairman of the meeting and a person to co-sign the minutes with the Chairman

3. Approval of the notice to the meeting and the agenda

4. Approval of Annual Accounts and Directors' report for 2005

See Annual Report 2005, pages 32-95.

5. Directors' remuneration

Decision on remuneration for the Chairman of the Board, other Board Members and Members of Board Committees for the period May 23, 2005 through April 20, 2006.

6. Auditor's remuneration

See Annual Report 2005, page 74.

7. Aksjesplitt 1: 20

Styret har ansett det som hensiktsmessig å splitte aksjene i selskapet 1: 20, slik at aksjenes nye pålydende skal være NOK 1,00, og slik at det totale antall utstedte aksjer etter splitten vil være 421.089.120.

Styret forslår derfor at generalforsamlingen fatter følgende vedtak:

"Selskapets aksjer splittes slik at en aksje med pålydende NOK 20 splittes i 20 nye aksjer, hver med pålydende NOK 1."

Hvis generalforsamlingen godkjenner ovennevnte splitt av aksjen, må vedtektenes § 4 endres til å lyde:

"Selskapets aksjekapital er kr 421.089.120 fordelt på 421.089.120.aksjer, hver pålydende kr 1 (en krone). Aksjene skal være registrert i Verdipapirsentralen."

8. Opprettelse av valgkomité

Som ledd i prosessen frem mot børsnotering, og under henvisning til anbefalingen for eierstyring og selskapsledelse sanksjonert av Oslo Børs, anbefaler styret at det opprettes en valgkomité i tråd med den norske anbefalingen for eierstyring og selskapsledelse, og anbefaler videre generalforsamlingen å godkjenne de vedlagte retningslinjene for en slik valgkomité.

På forannevnte bakgrunn foreslår styret at en ny § 6 innføres i selskapets vedtekter med følgende ordlyd:

"Selskapet skal ha en valgkomité. Komiteen skal bestå av tre medlemmer. Medlemmene av komiteen skal velges av generalforsamlingen, som også utpeker komiteens leder. Generalforsamlingen skal også fastsette retningslinjer for komiteens arbeid."

7. Split of shares 1: 20

The Board deems it practical to split the Company's shares 1: 20, resulting in a nominal value per share of NOK 1,00, giving a total number of outstanding shares of 421,089,120 after the split.

Thus, the Board proposes that the General Meeting resolves the following:

"The shares of the Company shall be split, so that one share of a par value of NOK 20 is split into 20 new shares, each with a par value of NOK 1.

If the General Meeting approves the above split, the Articles of Association § 4 shall read as follows:

"The Company's share capital is NOK 421,089,120 divided into 421,089,120.shares, each with a nominal value of NOK 1(NOK one). The shares shall be registered in the Norwegian Central Securities Depository."

8. Establishment of nomination committee

As part of the process towards a listing of the Company's shares on the Oslo Stock Exchange, and with reference to the corporate governance recommendation sanctioned by the Oslo Stock Exchange, the Board recommends to establish a Nomination Committee, and recommends the General Meeting to approve the enclosed guidelines.

Thus, the Board proposes to the General Meeting to resolve that a new § 6 is added to the company's articles of association with the following wording:

"The company shall have a Nomination Committee. The committee shall consist of three members. The members of the Committee shall be elected by the company's General Meeting, who also appoints the Committee's Chairperson. The Ordinary General Meeting shall also lay down the rules of procedure for the Committee's work."

Styret foreslår videre at generalforsamlingen vedtar retningslinjer for valgkomiteen i tråd med utkastet i Vedlegg 1.

Furthermore, the Board proposes that the shareholders' meeting approves guidelines for the Nomination Committee in accordance with the draft enclosed as Annex 1.

9. Kapitalforhøyelse

Som følge av vedtaket om søke om børsnotering, må det foretas en kapitalforhøyelse med etterfølgende spredningssalg for å imøtekomme Oslo Børs' spredningskrav.

Kapitalforhøyelsen vil gjennomføres som en offentlig emisjon med basis i en Tegningsavtale med ABG Sundal Collier og UBS. Kapitalforhøyelsen vil bestå av følgende transjer:
- en institusjonell transje i Norge og internasjonalt; og
- en ikke-institusjonell transje i Norge

Det skal utstedes inntil 73.000.000 aksjer. Tegningskursen vil bli fastsatt som ledd i en "book-building"-prosess, samtidig med at selskapet inngår en Tegningsavtale med UBS og ABG Sundal Collier. Tegningskurs vil bli endelig fastsatt av styret, etter råd fra UBS og ABG Sundal Collier. Blant de forhold som vil bli vektlagt ved fastsettelse av tegningskursen, som beskrevet i prospektutkastet, er gjeldende markedsforhold og økonomiske forhold i sin alminnelighet, markedsvurderinger knyttet til andre selskaper som driver innenfor samme bransje som selskapet, og andre relevante forhold.

Ettersom tegningskursen og det endelige antallet aksjer som skal utstedes som ledd i kapitalforhøyelsen ikke er kjent i dag, må styret gis fullmakt til å fastsette så vel det endelige antallet aksjer samt tegningskurs, innenfor de rammer som fremgår nedenfor, samt etter råd fra UBS og ABG Sundal Collier å fastsette størrelse av hver transje i Kapitalforhøyelsen, fordeling i hvert marked, og tildeling av aksjer til hver tegner innenfor slike transjer. Før begynnelsen av tegningsperioden kan det fastsettes et foreløpig prisintervall, som eventuelt kan

9. Capital increase

As a consequence of the resolution to apply for listing, a capital increase with a subsequent sale to the public must be conducted in order to meet the Oslo Stock Exchange's requirements regarding free float.

The capital increase will be conducted as a public offering on the basis of a Subscription Agreement with ABG Sundal Collier and UBS ("Public Offering"), consisting of

- an institutional offer in Norway and internationally; and
- a Norwegian Retail Offer.

In total, up to 73,000,000 shares will be issued. The subscription price will be established through a "book building" process, upon finalisation of which the Company will enter into a Subscription Agreement with UBS and ABG Sundal Collier. The subscription price will ultimately be determined by the Board after advice from UBS and ABG Sundal Collier. Among the factors to be considered in determining the subscription price, as described in the draft prospectus, will be the prevailing market and economic conditions, market valuations of other companies engaged in similar activities to the Company, and other relevant factors.

As the subscription price and the number of shares that can be sold in the Public Offering is not known at this time, the Board must be given the authority to fix the number of shares to be issued as well as, and after advice from UBS and ABG Sundal Collier, the subscription price within the ranges specified below, and to determine the size of each tranche, the allocation between each market and to allocate shares among the subscribers in each tranche of the Public Offering. An initial price range may be fixed prior to the commencement of the offer period, subject to change during the offer period

endres i løpet av tegningsperioden innenfor vedtakets intervaller.

within the intervals of the Resolution below.

Styret foreslår at generalforsamlingen fatter følgende vedtak:

The Board proposes the following resolution:

"Selskapets aksjekapital økes med inntil NOK 73.000.000 ved utstedelse av inntil 73.000.000 aksjer, hver pålydende NOK 1. Tegningskurs for hver aksje skal være fra NOK 25 til NOK 150.

"The Company's share capital is increased by up to NOK 73,000,000 by the issuance of up to 73,000,000 shares, each with a par value of NOK 1. The subscription price for each share shall be from NOK 25 to NOK 150.

Innenfor de intervaller som er nevnt ovenfor, gis styret fullmakt til å fastsette det antallet aksjer som skal utstedes og tegningskurs. Aksjene tegnes av ABG Sundal Collier og UBS, som vil foreta videresalg av aksjene til slike kjøpere som Selskapet og tilretteleggerne enes om.

The Board is authorized to fix the number of shares to be issued and the subscription price. The shares will be subscribed for by ABG Sundal Collier and UBS who will conduct a resale of the shares to such shareholders as the Company and the Managers will agree upon.

Kapitalforhøyelsen skal finne sted mellom 1. mai 2006 og 1. juli 2006. Betaling for tegnede aksjer skal finne sted senest 10 dager etter tegning og ved innbetaling til bankkonto opprettet for formålet etter Styrets nærmere beslutning.

The Public Offering shall take place between May 1, 2006 and July 1, 2006. Payment for subscribed shares shall take place at the latest 10 days after the subscription date and through payment to a bank account established for such purpose according to the Board's detailed decision.

Styret gis fullmakt til å gjøre slike mindre tilpasninger som kapitalforhøyelsen måtte nødvendiggjøre.

The Board is granted the authority to make such minor adjustments as the Public Offering may require.

Aksjene vil gi rett til utbytte, full stemmerett og andre rettigheter fra det tidspunkt aksjekapitalforhøyelsen er registrert i Foretaksregisteret.

The shares will have rights to dividends, full voting and other rights from the time the increase in share capital is registered in the Norwegian Register of Business Enterprises.

De eksisterende aksjonærenes forkjøpsrettigheter fravikes.

The existing shareholders' preferential right of first refusal shall be deviated from.

Styret gis fullmakt til å endre selskapets vedtekter slik at disse gjenspeiler de aksjer som blir utstedt som ledd i kapitalforhøyelsen."

The Board is granted the authority to amend the Company's Articles to reflect the issuance of shares in connection with the Public Offering."

10. Fullmakt til å utstede aksjer

Selskapet vil også etter kapitalforhøyelsen kunne ha behov for å utstede ytterligere aksjer av ulike årsaker. Styret ønsker i derfor at generalforsamlingen vedtar å utstede en fullmakt for styret til å utstede aksjer.

10. Authority to issue shares

As the Company may, for various reasons, need to issue further shares after the Public Offer, the Board asks the Ordinary General Meeting to resolve to issue an authority for the Board to issue shares.

Forslag til vedtak:

"Styret gis fullmakt til å øke aksjekapitalen med et maksimumsbeløp på NOK 15.000.000 gjennom én eller flere aksjekapitalutvidelser. Tegningskurs pr aksje fastsettes av styret i forbindelse med hver enkelt utstedelse.

Fullmakten gjelder frem til avholdelse av neste ordinære generalforsamlingen, men uansett maksimum 15 måneder fra dato for denne generalforsamlingen. Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med særskilte utstedelser som følge av denne fullmakten.

Fullmakten vil kunne benyttes til følgende formål:

a) Utstedelse av aksjer til selskapets ansatte i USA med totalt NOK 500.000.

b) Andre formål i Selskapets interesse for det resterende, totalt NOK 14.500.000.

Ved anvendelse av fullmakten til slike formål som angitt i punkt a, skal tegningskurs fastsettes i samsvar med avtalte vilkår og incentivprogrammer, herunder, om nødvendig av hensyn til lokal lovgivning eller ovennevnte, til kurser som kan være lavere enn markedsbetingelser, forutsatt at styret har en særlig begrunnelse for dette.

Pris og tegningsvilkår fastsettes av styret ved hver utstedelse, under hensyn til selskapets behov og aksjenes markedsverdi på det aktuelle tidspunkt. Aksjer vil kunne utstedes mot kontantvederlag eller vederlag i form av andre aktiva (tingsinnskudd). Fullmakten omfatter også kapitalforhøyelser i forbindelse med fusjon.

Denne fullmakten erstatter alle tidligere gitte fullmakter til å utstede aksjer."

Proposal for resolution:

"The Board is granted the authority to increase the share capital by a maximum amount of NOK 15,000,000 in one or more issuances and at subscription prices per share to be fixed by the Board in connection with each issuance.

The authority is valid until the next Ordinary General Meeting, but in any case maximum 15 months from the date of this General Meeting. Existing shareholder's pre-emptive rights to subscribe for shares may be waived by the Board in connection with specified issuances pursuant to this authority.

The authority may be used for the following purposes:

a) Issuance of shares to the Company's employees in the US, with NOK 500,000.

b) Other purposes in the best interests of the Company with the remaining NOK 14,500,000.

When using the authority for purposes specified in section a, the subscription price shall be determined in accordance with agreed terms and incentive programs, including, if necessary due to local legislation or the above mentioned, at prices which may be lower than market value provided that the Board have particular reasons for this.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued for a consideration in the form of cash or for a consideration of the transfer of other assets. The authority also includes capital increases in connection with mergers.

This authority replaces all previously given authorities to issue shares."

11. Fullmakt til å kjøpe egne aksjer

I ekstraordinær generalforsamling den 8. juli 2005 fikk styret fullmakt til å kjøpe Selskapets egne aksjer på vegne av selskapet. Denne fullmakten utløper 8. januar 2007. Styret ber generalforsamlingen fornye denne fullmakten.

Forslag til vedtak:

Styret gis fullmakt til på selskapets vegne å erverve aksjer i Renewable Energy Corporation ASA. Fullmakten gjelder for kjøp av inntil 10 % av pålydende av Selskapets aksjekapital, jf. aksjeloven/ allmennaksjeloven §§ 9-2 og 9-3. Aksjer kan erverves til minst NOK 10 pr aksje og høyest NOK 300 pr aksje. Aksjene skal erverves og avhendes ved ordinær omsetning.

Styrets fullmakt gjelder frem til den ordinære generalforsamlingen i 2007, eller til den tilbakekalles ved generalforsamlingsbeslutning med ordinært flertall. Styret skal påse at fullmakten meldes til Foretaksregisteret, og er registrert der, innen aksjer erverves i henhold til fullmakten.

11. Authority to acquire treasury shares

In the Extraordinary General Meeting on July 8, 2005, the Board was given the power of attorney to acquire shares in REC on behalf of the Company. This power of attorney expires on January 8, 2007. The Board asks the Ordinary General Meeting for a renewal of this power of attorney.

Proposal for resolution:

"The Board of Directors is given power of attorney to acquire shares in Renewable Energy Corporation ASA on behalf of the Company. The power of attorney covers purchase(s) of up to 10 % of the face value of the share capital of the Company, ref the Norwegian Private/Public Limited Liability Companies Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 300 per share. The shares shall be acquired and disposed of through ordinary purchase and sale.

The power of attorney is valid until the Ordinary General Meeting in 2007 or until it is recalled by a General Meeting resolution passed with simple majority. The Board shall ensure that the power of attorney is notified to, and registered by, the Norwegian Registry of Business Entities prior to acquiring any shares."

12. Valg av medlemmer til valgkomiteen

12. Election of Nomination committee

13. Styremedlemmers tjenestetid

For å bringe selskapets vedtekter på linje med Allmennaksjelovgivningens hovedregel, foreslår styret at § 5, siste punktum, i selskapets vedtekter gis følgende ordlyd:

"Styremedlemmer velges for to år av gangen."

13. Board members' term of service

In order to bring the Company's articles of association in line with usual Norwegian corporate regulations, the Board proposes that the last sentence of § 5 of the Company's articles of association shall have the following wording:

"The Board Members are elected for a period of two years at a time."

14. Valg av styremedlemmer

*****

Aksjonærer som vil delta på generalforsamlingen bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand innen onsdag 19. april kl 14:00 til fax nr 67815201. De aksjonærer som ikke selv kan møte på generalforsamlingen, men som ønsker å være representert, kan enten gi fullmakt til egen fullmektig eller til styrets leder. Fullmaktsskjema er vedlagt.

3.april 2006
Renewable Energy Corporation ASA

Tore Schiøtz (sign)
Styrets leder

14. Election of Board members

*****

Shareholders who will attend the General Meeting are kindly asked to submit the enclosed form by fax to fax no +47 67815201 within Wednesday April 19 at 14:00 Norwegian time. Shareholders unable to attend the General Meeting, but wishing to be represented, may give power of attorney to a proxy or to the Chairman of the Board. A proxy form is enclosed.

April 3, 2006
Renewable Energy Corporation ASA

Tore Schiøtz (sign)
Chairman of the Board

☐ **PÅMELDING**

Jeg/vi kommer på ordinær generalforsamling i Renewable Energy Corporation ASA torsdag 20. april 2006 kl. 14:00.

☐ **FULLMAKT**

Undertegnede gir herved

....

fullmakt til å stemme for meg/oss på selskapets ordinære generalforsamling torsdag 20. april 2006 klokken 14:00.

......................, den / 2006

....
Navn på aksjonær

....
Underskrift

....
(navn med blokkbokstaver)

☐ **ENROLMENT**

I / we will attend the Ordinary General Meeting in Renewable Energy Corporation ASA on Thursday April 20, 2006 at 14:00.

☐ **PROXY**

The undersigned hereby grants

....

proxy to represent me/us in the Company's Ordinary General Meeting on Thursday April 20, 2006 at 14:00.

..........................., , 2006

....
Name of the shareholder

....
Signature

....
(Name in capital letters)

DRAFT

NOMINATION COMMITTEE GUIDELINES – RENEWABLE ENERGY CORPORATION ASA

1 Mandate

1.1 The Nomination Committee shall submit a recommendation to the General Meetings for members and deputy members of the Board of Directors, as well as a recommendation for the Chairperson of the Board. The Nomination Committee shall also submit a proposal for remuneration of members of the Board of Directors.

2 Composition, election and remuneration

2.1 The Nomination Committee is composed and elected pursuant to Renewable Energy Corporation ASA's Articles of Association § 6.

2.2 Members of the Nomination Committee are elected for a term of two years, but may be re-elected. The members may be removed or replaced by a resolution of the General Meeting at any time.

2.3 The Ordinary General Meeting stipulates the remuneration to be paid to the Nomination Committee. The Nomination Committee's expenses shall be covered by the company.

3 Procedures

3.1 Meetings of the Nomination Committee shall be convened by the Chairperson of the Committee. Each of the members of the Nomination Committee, as well as the Chairperson of the Board and the company CEO jointly, has the right to demand that a meeting be convened. The Chairperson of the Committee decides whether the meeting will take the form of a physical meeting, a telephone meeting or otherwise.

3.2 The Nomination Committee constitutes a quorum when half or more of the Committee's members participate and all other members of the committee have been given the opportunity to participate. In the case of an equal vote, the Chairperson shall have a casting vote.

3.3 Minutes shall be taken of the committee meetings. The minutes shall be signed by all participating members.

3.4 In its work, the Nomination Committee may contact shareholders, members of the board of directors, the management and external advisers. Shareholders shall be given the opportunity to propose Board member candidates to the Nomination Committee. The Nomination Committee shall give considerable weight to the wishes

of the shareholders when making its recommendations. The Nomination Committee shall also give weight to the proposed candidates' experience, qualifications, and their capacity to serve as officers of the company in a satisfactory manner. Emphasis must also be given to ensuring independence of the Board of Directors in relation to the company. The Nomination Committee shall also strive to achieve an adequate representation of both genders on the Board of Directors.

3.5 The Nomination Committee's recommendations shall at all times satisfy the requirements relating to the composition of the Board of Directors laid down in applicable legislation and in the regulations of any stock exchanges on which the company's shares are listed. The Nomination Committee shall take account of the recommendations relating to the composition of the Board of Directors that follow from the Norwegian code of practice on corporate governance and any other relevant recommendations relating to corporate governance.

3.6 Before recommending the proposed candidates, the Nomination Committee shall ask the candidates whether they are willing to serve as a board member or, if applicable, as the Chairperson of the Board. Only candidates who have confirmed that they are willing to take on such office shall be recommended.

3.7 The Nomination Committee shall justify its recommendations and provide relevant information about the candidates. Any dissenting votes shall be stated in the recommendation.

3.8 If the Board of Directors has prepared an evaluation of the Board's work, the Nomination Committee shall examine such report, and take its contents into consideration when making recommendations.

4 Processing of the Nomination Committee's recommendations

4.1 The Nomination Committee's recommendation to the Ordinary General Meeting relating to the election of members and deputy members of the Board of Directors shall be available in time to be sent together with the notice of the General Meeting, so that the shareholders have an opportunity to submit their views on the recommendation to the Nomination Committee ahead of the meeting.

4.2 The Chairperson of the Committee, or a person authorized by the Chairperson, shall present the Committee's recommendations to the Ordinary General Meeting, and give an account of the reasons for its recommendations.

Schedule B

Item No. 6. Notice of Extraordinary General Meeting to shareholders



Til aksjonærene i Renewable Energy Corporation ASA

INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING

Styret innkaller til ekstraordinær generalforsamling i Renewable Energy Corporation ASA.

Tid: 22. september 2005 kl 10.00

Sted: Selskapets lokaler i Veritasveien 14 på Høvik, Norge.

Til behandling foreligger:

1. Registrering av fremmøtte aksjonærer.

2. Valg av møteleder og medundertegner av protokollen.

3. Forslag om kapitalforhøyelse rettet mot Elkem AS

   Styrets forslag til beslutning er vedlagt.

4. Forslag om endring av selskapets vedtekter.

   Styrets forslag til beslutning er vedlagt.

5. Valg av ett nytt styremedlem

   Forslag om å velge ytterligere ett styremedlem.

To the Shareholders of Renewable Energy Corporation ASA

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

The Board calls for an extraordinary General Meeting in Renewable Energy Corporation ASA.

Time: 22 September 2005 at 10:00 am

Place: At the company's premises at Veritasveien 14, Høvik, Norway.

Agenda:

1. Registration of shareholders attending.

2. Appointment of Chairman of the Meeting and one person to co-sign the minutes.

3. Motion for issuing of new shares through a private placement towards Elkem AS

   The Board's proposal for resolution is enclosed.

4. Motion for amendment of the company's Articles of Association.

   The Board's proposal for resolution is enclosed.

5. Board Election

   Motion to elect one more member to the Board of Directors.

8 September 2005
Renewable Energy Corporation ASA

Tore Schiøtz (styreleder/chairman)
(sign.)

Dok. ref.: 59661 - 7

Til sak 3:

Forslag om kapitalforhøyelse rettet mot Elkem AS

I forbindelse med Elkem AS' erverv av aksjer i selskapet i oktober 2004, reserverte Elkem AS retten til å tegne ytterligere 200.000 aksjer til kurs 145 per aksje. I forbindelse med at Elkem AS har valgt å benytte seg av denne retten, og som et ytterligere ledd i finansieringen av selskapet og styrking av egenkapitalen, foreslår styret at aksjekapitalen utvides ved nytegning av til sammen 200.000 aksjer, hver til en tegningskurs på NOK 145. Styret foreslår at kapitalutvidelsen rettes mot Elkem AS.

Styret fremmer følgende
Forslag:

(a) *Aksjekapitalen forhøyes med NOK 4.000.000 ved utstedelse av 200.000 aksjer, hver pålydende NOK 20.*

(b) *Tegningskursen skal være NOK 145 per aksje, slik at samlet tegningsbeløp blir på NOK 29.000.000. Overkursen, til sammen NOK 25.000.000, overføres til selskapets overkursfond.*

(c) *Aksjene kan tegnes Elkem AS. Aksjonærenes fortrinnsrett etter allmennaksjeloven fravikes. Aksjene skal tegnes i protokollen fra generalforsamlingen.*

(d) *Aksjeinnskuddet skal gjøres opp innen 30. september 2005. Betalingen skal skje til selskapets konto nummer 5387.05.00048, og selskapet kan disponere aksjeinnskuddet før kapitalforhøyelsen er registrert i Foretaksregisteret.*

To item 3:

Motion for the issue of shares and subscription by Elkem AS

In connection with Elkem AS' acquisition of shares in the company in October 2004, Elkem AS reserved the right to subscribe for an additional 200,000 shares at a subscription price of NOK 145 per share. As Elkem AS has chosen to call the subscription right, and as a further contribution to the financing of the company and to strengthen the company's equity, the Board proposes to increase the share capital by subscription of 200,000 new shares, each at a subscription price of NOK 145. The Board proposes that the share capital increase shall be directed towards Elkem AS.

The Board proposes the following
Motion:

(a) *The share capital is to be increased by NOK 4,000,000 through issue of 200,000 shares, each at a face value of NOK 20.*

(b) *The subscription price shall be NOK 145 per share, implying a total subscription price of NOK 29,000,000. The total share premium of NOK 25,000,000 shall be allocated to the company's share premium fund.*

(c) *The shares can be subscribed for by Elkem AS. The shareholders' preferential right under the Norwegian Public Limited Liability Companies Act is waived. The shares shall be subscribed for in the minutes from the general meeting*

(d) *The total subscription price shall be paid at the latest on 30 September 2005. Payment shall be made to the Company's bank account no. 5387.05.00048 and shall be at the Company's disposal prior to registration of the capital increase with the Register of Business Enterprises.*

(e) De nye aksjene har rett til utbytte fra og med regnskapsåret 2005.	*(e) The new shares shall have the right to dividends as from the accounting year 2005.*
(f) Selskapets årsregnskap for 2004 er tilgjengelig på selskapets kontor i Veritasveien 14, Høvik.	*(f) The company's annual accounts for the accounting year 2004 are available at the company's offices at Veritasveien 14, Høvik, Norway.*

Til sak 4:

Forslag om endring av selskapets vedtekter

I samsvar med styrets forslag om forhøyelse av aksjekapitalen ved nytegning av aksjer fremmer styret følgende **forslag** om endring av vedtektenes § 4, første setning:

"Selskapets aksjekapital er kr 304.318.940 fordelt på 15.215.947 aksjer hver pålydende kr 20 (tyve kroner)"

Ettersom selskapet har blitt omdannet til et allmennaksjeselskap må vedtektenes regler for innkalling til generalforsamling endres, ved at andre og siste setning i § 8, og første setning i andre ledd av § 9 strykes. Bestemmelsene skal etter dette **forslag** lyde:

"§ 8 Generalforsamling

Ordinær generalforsamling avholdes hvert år innen utgangen av juni måned. Innkallingen skal bestemt angi de saker som skal behandles.

På ordinær generalforsamling skal følgende saker behandles:

1. Godkjennelse av årsregnskapet og årsberetningen, herunder disponering av overskudd eller dekning av underskudd

2. Fastsettelse av godtgjørelse til styret og godkjenning av godtgjørelse til revisor

3. Valg av styrets leder, styremedlemmer og revisor

4. Andre saker som etter lov eller vedtekter hører under general-forsamlingen

To item 4:

Motion for the amendment of the company's Articles of Association

In accordance with the Board's motion for increase of the share capital through new issue of shares, the Board **proposes** the following amendment to Section 4, first sentence, of the Articles of Association:

"The share capital is NOK 304,318,940 divided into 15,215,947 shares with a face value of NOK 20 (twenty kroner)"

As the company has been transformed to a public company, the Articles of Association's rules regarding calls and notices of general shareholders' meetings must be amended, by the deletion of the second and the last sentence of Section 8, and the first sentence of the second paragraph of Section 9. The articles of association, following this **proposed** amendment, shall read:

"§ 8 The General Meeting

The Ordinary General Meeting shall be held annually before the end of June. The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.

2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor

3. Elect Chairman of the Board, Board Members and Auditor

4. Other issues that shall be considered by the General Meeting according to law or the Articles of Association

Forslag fra aksjeeierne må, for å komme med til behandling på den ordinære generalforsamling, være meldt skriftlig til styrets leder i så god tid at det kan tas med i innkallingen.

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting.

§ 9 Ekstraordinær generalforsamling

Ekstraordinær generalforsamling avholdes når styret finner dette nødvendig. Styret skal dessuten innkalle til ekstraordinær generalforsamling når revisor eller aksjeeier som representerer minst 10 % av aksjekapitalen skriftlig krever dette for å få behandlet et bestemt angitt emne.

Innkallingen skal bestemt angi de saker som skal behandles. Styret skal sørge for at generalforsamling avholdes innen en måned etter at kravet er fremsatt. På ekstraordinær generalforsamling skal kun behandles de saker som er angitt i innkallingen, med mindre samtlige aksjeeiere samtykker."

§ 9 Extraordinary General Meeting

Extraordinary General Meeting shall be held whenever the Board deems it necessary. Further, the Board shall also call for a extraordinary General Meeting when the Auditor or a shareholder representing more than 10 % of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall specify the issues to be considered. The Board shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. On the extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise."

☐ **PÅMELDING**

Jeg/vi kommer på ekstraordinær generalforsamling i Renewable Energy Corporation ASA 22. september 2003 kl. 10.00

☐ **FULLMAKT**

Undertegnede gir herved

....

fullmakt til å stemme for meg/oss på selskapets ekstraordinære generalforsamling 22. september 2005 klokken 10.00.

......................, den . september 2005

....

Underskrift

....

(navn med blokkbokstaver)

☐ **ENROLLMENT**

I / we will attend the Extraordinary General Meeting in Renewable Energy Corporation ASA on 22 September 2005 at 10:00 hours

☐ **PROXY**

The undersigned hereby grants

....

proxy to represent me/us in the Company's Extraordinary General Meeting on 22 September 2005 at 10:00 am.

....................., September 2005

....

Signature

....

(Name in capital letters)

Schedule B

Item No. 7. Prospectus in connection with Convertible Bond Issue



PROSPECTUS


RECEIVED
2005 MAY -1 A 8:42


REC
Renewable Energy Corporation

Renewable Energy Corporation AS

Org. no: 977 258 561

In connection with the Convertible Bond Issue in the amount of USD 140,000,000
to existing shareholders and lenders under an existing convertible loan agreement

The Convertible Bond Issue is neither being made to, nor will tenders be accepted from, or on behalf of, investors in any other jurisdiction in which the making of an offer under Convertible Bond Issue or acceptance thereof would not be in compliance with the laws of such jurisdiction. It is the responsibility of non-Norwegian investors, as well as of any person living outside Norway to satisfy themselves as to full observance of the laws of any relevant territory or country regarding, amongst other things, the right to participate in the Convertible Bond Issue.

Subscription Period: 8 July 2005 – 22 July 2005

6 July 2005

Important notice

This Prospectus has been prepared in order to provide a presentation of REC and its business in connection with the Convertible Bond Issue.

This Prospectus has been prepared to comply with the Norwegian Securities Trading Act (the "Act") Section 5-1 and Section 5-7 and in accordance with the Regulation No 1151 of 7 November 1997 (the "Regulation") Section 3.

Except for the registration of the Prospectus with the Register of Business Enterprises (in Norwegian Foretaksregisteret), no action has been taken to permit the distribution of this Prospectus in any jurisdiction where such action would be required for distribution. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby, by or on behalf of REC, any of their respective affiliates or any other person in any jurisdiction in which it is unlawful for any person to make such an offer or solicitation The Convertible Bond Issue is not being made to persons whose participation would require any additional offering document or registration or in respect of which any other measure or action needs to be taken in addition to those required under the laws of Norway as described above.

Law in certain jurisdictions may restrict the distribution of this Prospectus. Persons into whose possession this Prospectus may come are required by REC to inform themselves about, and to observe, any such restrictions. This Prospectus may not be used for, or in connection with, any offer, or solicitation of an offer, of securities in any jurisdiction under any circumstances in which such offer or solicitation is not authorized or is unlawful, hereunder but not limited to the United States, Australia, Japan and Canada.

The Convertible Bonds and the shares converted there from will not be registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act"), or any state securities laws. The Convertible Bonds will not be offered or sold to persons as defined in Regulation S under the U.S. Securities Act. Persons into whose possession this Prospectus may come are required by the Company to inform themselves about, and to observe, such restrictions.

The information contained herein is only updated as of the date hereof and subject to change, completion or amendment without notice. In accordance with Section 5-5 of the Act, any significant new factor or inaccuracy that might have an effect on the assessment of the Convertible Bond as defined in the Act that emerges between the time of publication of the Prospectus and the end of the Subscription Period, will be included in a supplement to the Prospectus if required by the said Act. Neither the publication nor distribution of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any date subsequent to the date of the Prospectus.

The contents of this Prospectus are not to be construed as legal, business, financial or tax advice. Each prospective investor should consult with its own legal adviser, business adviser, financial adviser or tax adviser as to legal, business, financial and tax advice. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Convertible Bond Issue, including the merits and risks involved. Prospective investors are advised to consider the information under section 12 entitled "Risk Factors".

Included in this Prospectus may be incorporated various forward-looking statements, including statements regarding the intent, opinion, belief or current expectations of the Company or its management with respect to, among other things, (i) goals and strategies, (ii) plans for new product development, (iii) marketing plans, the Company's target market, (iv) evaluation of the Company's markets, competition and competitive position, and (v) trends which may be expressed or implied by financial or other information or statements contained herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and outcomes to be materially different from any future results, performance or outcomes expressed or implied by such forward-looking

statements. Such factors include, but are not limited to, the risk factors described in Section 12 and elsewhere in this Prospectus

This Prospectus has been prepared solely in the English language

Any dispute arising in respect of this Prospectus or the Convertible Bond Issue will be subject to Norwegian law and the exclusive jurisdiction of Asker and Bærum Municipality Court.

All inquiries relating to this Prospectus or the matters addressed herein should be directed to REC. No persons other than those described in this Prospectus have been authorised to disclose or disseminate information about this Prospectus or the matters addressed herein If given, such information may not be relied upon as having been authorised by REC.

Copies of the relevant documents are available at the Company's head office.

To UK Investors

This Prospectus is only being, and may be, distributed to (i) persons outside the United Kingdom; or to (ii) persons in the United Kingdom who fall within the category of persons set out in Article 43 (Members and creditors of certain bodies corporate) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended or re-enacted) being persons who are members of the Company as at the date of this Prospectus (all such persons together being referred to as "relevant persons"). This Prospectus must not be acted on or relied on by persons who are not relevant persons. The contents of this Prospectus have not been approved in accordance with the Financial Services and Markets Act 2000 and no authority in the United Kingdom has examined or approved this Prospectus.

To Dutch investors

The Convertible Bonds may not be offered, sold, transferred or delivered in the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to

(i) entities which are subject to supervision of the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*, "**AFM**") or of another competent authority to operate in the financial markets or are otherwise authorised to operate in the financial markets (this last category includes exempted credit institutions, exempted investment institutions, commodity traders and special purpose vehicles);

(ii) the State of the Netherlands, a foreign body part of a central government, the Dutch Central Bank, a foreign central bank, a public body (pursuant to the Act financing de-central governments) or an equal foreign de-central government, an international institution or a supranational institution (these latter two categories includes the International Monetary Fund, the European Central Bank and the European Investment Bank);

(iii) companies which do not need any protection considering their size; these companies need to, according to their last annual or consolidated accounts, meet at least two of the following three criteria: (a) an average number of employees during the financial year of more than 250, (b) a balance sheet total exceeding EUR 43,000,000, and (c) an annual net turnover exceeding EUR 50,000,000;

(iv) entities whose corporate purpose is solely to invest in securities (e.g. hedge funds);

(v) a legal entity or private individual registered in the register of the AFM as professional market party.

Table of contents

Definitions

General definitions

ABG Sundal Collier	ABG Sundal Collier Norge ASA
ASiMI	Advanced Silicon Materials LLC, an LLC organised under Delaware law with registered office in Butte, Montana, USA
Convertible Bond Issue	The issue described in the Prospectus
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
REC or the Company	Renewable Energy Corporation AS
Komatsu	Komatsu Ltd.
Loan	The convertible loan to be issued by the Company and as described in this Prospectus
Maturity Date	1 December 2006, which is the final date for repayment of the Loan
NOK	Norwegian Kroner
Prospectus	This document
ScanCell	ScanCell AS
ScanModule	ScanModule AB
ScanWafer	ScanWafer AS
Silicon Technologies	Silicon Technologies AS
Solar Grade Silicon	Solar Grade Silicon LLC
Solar Grade Silicon Hold.	Solar Grade Silicon Hold. Inc
Solar Vision	Solar Vision (PTY) Ltd.
SolEnergy	SolEnergy AS
Subscription Period	8 - 22 July 2005
Subscription Price	USD 1
Term loan facility	The Term loan facility of MUSD 140 set up by the 3 major shareholders described in section 3.4
USD	United States Dollar
VPS account	An account held with VPS to register ownership of securities

Terms and expressions

DC	Direct Current
EG	Electronic Grade – Silicon with a purity between 99.9999999 percent to 99.999999999 percent
FBR	Fluidised Bed Reactor
kWh	Kilowatt-hours

MT	Metric Tons
PV	Photovoltaic
SOG	Solar Grade – Silicon with a 99.9999 percent to 99.999999 percent purity

Responsibility statement

Statement from the Board of Directors of Renewable Energy Corporation AS

The Prospectus has been prepared in connection with the Convertible Bond Issue as described herein.

The Board of Directors of Renewable Energy Corporation AS acknowledge responsibility for the Prospectus and confirm that, to our knowledge, the information contained in the Prospectus is in conformity with the facts and does not contain misleading or incomplete information about circumstances to which importance must be attached when deciding whether to accept the Convertible Bond Issue. Statements in the Prospectus regarding market conditions and future prospects have been made to the best of our knowledge.

The Convertible Bond Issue as described herein is conditional on the approval with two-thirds majority at the shareholders' meeting of Renewable Energy Corporation AS scheduled at 8 July 2005.

Høvik, 6 July 2005

Renewable Energy Corporation AS

Tore Schiøtz
(Sign.)
Chairman of the Board

Halvor T. Svartdal (Sign.) | Rune Bjerke (Sign.) | Paul Kloppenborg (Sign.)

Richard Olav Aa (Sign) | Marcel Egmond Brenninkmeijer (Sign.) | Ole Enger (Sign.)

1 Executive summary

This summary is produced as a supplement to the more detailed information otherwise contained in the Prospectus as a whole and the Appendices. Investors who are considering whether to participate in the Convertible Bond Issue are strongly encouraged to read the entire Prospectus, in order to make their own judgement.

1.1 The Convertible Bond Issue

The Board of Directors of REC has proposed to the shareholders' meeting that the Company issues a subordinated loan in the aggregate amount of USD 140,000,000 with right for the lenders to demand the Loan converted into shares in the Company on the condition that the lenders claims are set-off against their obligation to pay for the shares, cf. the Limited Liability Companies Act, section 11-1. The issue of the convertible loan is conditional on the approval with two-thirds majority at the shareholders' meeting scheduled at 8 July 2005. The loan shall be based on the following main conditions:

(i) The total Loan amount is USD 140,000,000

(ii) The shareholders have preferential rights to subscribe for the Loan according to the Limited Liability Companies Act section 11-4, provided, that the shareholders' preferential rights to subscribe for the Loan shall be waived, whereby Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH, as lenders under an existing convertible loan agreement dated 24 September 2003, will also be given the right to subscribe for the Loan together with the shareholders. These lenders will be given the right to subscribe for the Loan as if they had converted the existing convertible loan to shares in the company

(iii) The Loan shall be subscribed for on a special subscription form. Deadline for subscription and payment of the Loan is 22 July 2005 (16 00 CET)

(iv) The Loan will be divided into bonds, each with a par value of USD 1. A total of 140,000,000 bonds will be issued, equalling the total Loan amount of USD 140,000,000 exclusive interest. The number of bonds to which each shareholder will be entitled, will be rounded up or down to the nearest whole bond. The convertible bonds shall be registered with the Central Securities Depository (VPS)

(v) The Loan shall be subscribed for at face value (par value)

(vi) Each shareholder, together with each lender under the existing convertible loan agreement, dated 24 September 2003 as mentioned in section (ii), can subscribe for the Loan on a pro rata basis. Oversubscription is permitted. To the extent the shareholders or lenders do not use their preferential rights to subscribe for the Loan, the amount of the Loan not subscribed for will be divided between the subscribing shareholders and lenders on a pro rata basis according to the principles of the Limited Liability Companies Act section 10-4

(vii) Interest on the Loan is 8 00 percent per annum (fixed)

(viii) The principal of the Loan shall be subordinated to all other creditors of the Company, including the convertible loan dated 24 September 2003 and issued to Mithril GmbH, Good Energies Investments B.V and Goldman Sachs International

(ix) The amount subscribed for according to the preferential rights of the shareholders and lenders as explained in (ii) above shall be paid simultaneously with the subscription. The latest day for payment of the amount subscribed for according to the preferential rights will therefore be 22 July 2005. The amount subscribed for as oversubscription shall be paid within 1 August 2005

(x) The Maturity Date, i.e. the final date for repayment of the Loan, is 1 December 2006. The Loan may not be prepaid by REC prior to the Maturity Date

(xi) Provided that the bondholder at the time of conversion is allowed ownership in the Company in accordance with Norwegian legislation and the company's Articles of Association, the bond can be converted to shares in REC on given dates in the Loan period

(xii) The conversion price is NOK 255 per share, with possible adjustments that may follow from the adjustment provisions explained in Section 4.7. Payment of the subscription price (conversion) shall be made through set-off of the bondholder's claim against the company Accrued interest cannot be used for conversion to shares. At conversion, the number of shares to which the bondholder will be entitled will be rounded down to the nearest whole share

(xiii) The conversion price in USD shall be fixed on the basis of the exchange rate on the date when the demand for conversion is made However, the exchange rate NOK/USD shall never be higher than NOK 10 per USD

(xiv) Conversion cannot take place before the bonds have been registered with the Central Securities Depository (VPS)

(xv) The right of conversion cannot be separated from the bonds The Loan and the bonds are freely transferable

(xvi) Shares issued through conversion shall have full rights from the time of conversion, including the right for dividend

The three major shareholders of the Company, Good Energies Investments B.V , Elkem AS and Hafslund Venture AS, have guaranteed the subscription of the Loan. The subscription guarantors are entitled to an underwriting fee of 1.25 percent of the amount of the Loan.

The Subscription Period will commence on 8 July 2005 and expires at 16.00 (CET) on 22 July 2005 (incl. payment).

1.2 The purpose of the Convertible Bond Issue and the use of proceeds

The purpose of the Convertible Bond Issue is to finance part of the purchase price for the acquisition of ownership in ASiMI from Komatsu.

REC views the purchase of ASiMI as an excellent opportunity to strengthen its position in the rapidly growing solar PV industry. The PV market is currently feedstock and wafer limited, therefore, through the acquisition, REC is uniquely positioned for further growth.

1.3 The Company

REC is a significant player in the international solar energy industry. REC's vision is to become the most cost-efficient solar energy company in the world, with a focus on the upstream part of the industry value chain (main focus on silicon feedstock and wafers through its subsidiaries Solar Grade Silicon and ScanWafer). REC is presently pursuing an aggressive strategy to this part of the value chain and this strategy will be realized both through organic growth and acquisitions, mergers and partnerships. REC is today the only PV company in the world that manufactures its own silicon feedstock for processing into wafers. During 2005, REC expects to become the world's largest wafer manufacturer.

From the headquarter at Høvik outside the Norwegian capital of Oslo, REC operates subsidiaries on three continents

1.4 Key financial figures

The table below shows an extract from the profit and loss statement for REC for 2003 and 2004.

MNOK	2003	2003 (P)	2004
Total revenues	**289**	**713**	**1,418**
EBITDA	**-88**	**-32**	**155**
EBIT	**-144**	**-162**	**-4**
Profit before tax	-200	-245	-52
Profit for the year	**-128**	**-178**	**-63**

(P) Pro-forma figures for 2003 assuming ScanWafer on a fully diluted basis

2 The Offer

2.1 Description of the Offer and the Convertible Bonds offered

REC issues a subordinated Loan in the aggregate amount of USD 140,000,000 with right for the lenders to demand the Loan converted into shares in the Company on the condition that the lenders claims are set-off against their obligation to pay for the shares, cf. the Limited Liability Companies Act, section 11-1

2.2 Amount to be issued

The total Loan amount is USD 140,000,000

2.3 Number of Convertible Bonds issued

The Loan will be divided into bonds, each with a par value of USD 1. A total of 140,000,000 bonds will be issued, equalling the total Loan amount of USD 140,000,000 exclusive interest. The number of bonds to which each shareholder will be entitled, will be rounded up or down to the nearest whole bond. The Loan shall be subscribed for at face value (par value).

2.4 Rights related to the Convertible Bond - Conversion

Provided that the bondholder at the time of conversion is allowed ownership in the Company in accordance with Norwegian legislation and the company's Articles of Association, the bond can be converted to shares in REC on given dates in the Loan period. The dates for conversion are 9 December 2005, 13 March 2006, 8 September 2006 and Final Maturity Date. The bondholder may request conversion on or prior to a conversion date.

The conversion price is NOK 255 per share, with possible adjustments that may follow from the adjustment provisions explained in Section 4.7. Payment of the subscription price (conversion) shall be made through set-off of the bondholders claim against the Company. Accrued interest cannot be used for conversion to shares. At conversion, the number of shares to which the bondholder will be entitled will be rounded down to the nearest whole share

The conversion price in USD shall be fixed on the basis of the exchange rate on the date when the demand for conversion is made However, the exchange rate NOK/USD shall never be higher than NOK 10 per USD

The Convertible Bonds shall be registered with the Central Securities Depository (VPS).

For further information about the Convertible Bonds, please refer to the Convertible Loan Agreement attached as Appendix I.

2.5 Interest

Interest on the Loan is 8.00 percent per annum. First payment of interest will be made on 1 August 2006. The second and final payment of interest will be made at Maturity Date. In the event of conversion of the Convertible Bonds into shares to be issued by the Company, accrued interest will be paid no later than ten banking days after the new shares have been registered with the Central Securities Depository (VPS).

2.6 Subordination

The principal of the Loan shall be subordinated to all other creditors of the Company, including the convertible loan dated 24 September 2003 and issued to Mithril GmbH, Good Energies Investments B.V. and Goldman Sachs International.

2.7 Taxation

2.7.1 Introduction

The following presentation of tax issues are of a general nature and is not intended to be a complete analysis of all possible tax considerations relating to the shares in REC or dividends and interest paid from the Company. Accordingly, prospective subscribers of convertible bonds should consult their tax advisors as to the consequences under the tax laws of Norway and elsewhere.

This summary is subject to any change in law that may take effect after the date of this Prospectus. This also includes changes taking effect on a retroactive basis.

2.7.2 Taxation of Norwegian shareholders

Tax on dividends

Joint-stock companies and similar entities

As from 26 March 2004 dividends distributed to a Norwegian joint stock company or similar entities are exempt from taxation.

Individual shareholders

As from 1 January 2006 dividends received by individual shareholders are taxable at a rate of 28 percent. However, this will only apply for dividends exceeding a calculated risk-free return, such risk-free return being calculated on the basis of the shareholders cost price on the share.

Tax on interest

Joint-stock companies and similar entities

Interest paid from Renewable Energy Corporation to Norwegian joint stock companies or similar entities is taxable at a rate of 28 percent.

Individual shareholders

Interest paid from Renewable Energy Corporation to a Norwegian individual shareholder is taxable as general income at a rate of 28 percent

As from 1 January 2006 interest received by individual shareholders is taxable at equivalent marginal tax rate as dividends. Interest is thus taxable as general income at the rate of 28 percent and in addition taxable as an additional rate of 28 percent (to the extent the interest exceed the calculated risk-free return on the shares).

Tax on capital gains

Joint-stock companies and similar entities

Capital gains on shares are exempt from taxation and losses are not deductible for joint-stock companies and similar entities.

Individual shareholders

Capital gains on shares are taxable as general income, and losses are deductible in the tax payer's general income at the at the current tax rate of 28 percent, however, subject to deduction for accumulated calculated risk-free return.

Net wealth tax

Individual shareholders with tax residence in Norway are subject to net wealth tax on their bonds and shares. Joint-stock-companies and similar entities are exempted from net wealth taxation.

The current marginal net wealth tax rate is presently 1.1 percent.

Duties on transfer of shares

No duties are currently imposed in Norway on the transfer of shares, neither on acquisition nor disposal

Inheritance Tax

When shares are transferred either through inheritance or as a gift, such transfer may give rise to inheritance or gift tax in Norway if the decedent, at the time of death, or the donor, at the time of the gift, is a resident or citizen of Norway. However, in the case of inheritance tax, if the decedent was a citizen but not a resident of Norway, Norwegian inheritance tax will not be levied if inheritance tax or a similar tax is levied by the decedent's country of residence. Irrespective of residence or citizenship, Norwegian inheritance tax may be levied if the shares are held in connection with the conduct of a trade or business in Norway. The basis for the inheritance or gift tax computation is the market value of the shares at the time the transfer takes place

2.7.3 Taxation of shareholders not resident in Norway

Tax on dividends

Individual shareholders

Dividends distributed from Renewable Energy Corporation AS to individual shareholders not resident in Norway are as the general rule subject to Norwegian withholding tax. The withholding tax on dividends is 25 percent, but is normally reduced to 15 percent (or lower) if a tax treaty is applicable.

Joint-stock companies and similar entities

Dividends distributed from Renewable Energy Corporation AS to a joint-stock company or similar entities resident in the EEC area are not subject to Norwegian withholding tax.

Dividends distributed to a joint-stock company or similar entity resident outside of the EEC area are subject to Norwegian withholding tax at the applicable rate.

Tax on Interests

There is for the time being no legal provision in Norwegian domestic law that provides for withholding tax on interest paid from a Norwegian company (debtor) to a non-Norwegian shareholder (lender).

Interest in the convertible bonds will be categorized as interest and not dividends.

Tax on capital gains

Individuals or companies not resident in Norway for tax purpose are not subject to Norwegian tax on capital gains arising from the disposal of shares in Renewable Energy Corporation.

A tax liability in Norway may arise if the shares disposed are held in respect of a business which is liable to taxation in Norway, or if an individual has previously been resident in Norway for tax purpose and the shares are sold within five years of the expiration of the calendar year when residency for tax purposes in Norway ceased. Such tax liability may be limited if a tax treaty applies.

Net wealth tax

Shareholders not resident in Norway for tax purposes are not subject to Norwegian net wealth tax.

Duties on transfer of shares

No duties are currently imposed in Norway on the transfer of shares, neither on acquisition nor disposal.

2.8 Subscription period

The Subscription Period will commence on 8 July 2005 and expires at 16.00 (CET) on 22 July 2005.

2.9 Oversubscription

Oversubscription is permitted. To the extent the shareholders or lenders do not use their preferential rights to subscribe for the Loan, the amount of the Loan not subscribed for will be divided between the subscribing shareholders and lenders on a pro rata basis according to the principles of the Limited Liability Companies Act section 10-4.

Notification of allocation of oversubscribed amount will be given by the Company on or about 26 July 2005.

2.10 Payment of subscription amount

The amount subscribed for by the shareholders or lenders according to their preferential right shall be paid simultaneously with the subscription. The latest time for payment of the amount subscribed according to the preferential rights will be 22 July 2005 at 16 00 (CET).

The amount subscribed for by each shareholder or lender as oversubscription shall be paid at the latest on 1 August 2005.

Loan amounts subscribed for but not paid, will be allocated to the subscription guarantors.

2.11 Dividend rights

Shares issued through conversion shall have full rights from the time of conversion, including the right to dividend.

2.12 Subscription guarantors

The three major shareholders of the Company, Good Energies Investments B.V., Elkem AS and Hafslund Venture AS, have guaranteed the subscription of the Loan. The subscription guarantors are entitled to an underwriting fee of 1.25 percent of the amount of the Loan.

2.13 Transfer of the Convertible Bonds

The right of conversion cannot be separated from the bonds. The Loan and the bonds are freely transferable.

2.14 Receiving agent

ABG Sundal Collier will act as receiving agent in connection with the payment of the subscription amounts of the Loan.

2.15 Subscription price

The Loan shall be subscribed for at face value (par value).

2.16 Preferential rights for existing Shareholders

The shareholders have preferential rights to subscribe for the Loan according to the Limited Liability Companies Act section 11-4, provided, that the shareholders' preferential rights to subscribe for the Loan shall be waived, whereby Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH, as lenders under an existing convertible loan agreement dated 24 September 2003, will also be given the right to subscribe for the Loan together with the shareholders. These lenders will be given the right to subscribe for the Loan as if they had converted the existing convertible loan to shares in the company.

2.17 Time for delivery/Issue of the Convertible Bond

The Convertible bonds will be issued and registered in the Central Securities Depository (VPS) on or about 12 August 2005.

3 Purpose of the Convertible Bond and use of proceeds

The purpose of the Convertible Bond Issue is to finance part of the purchase price for the acquisition of ownership in ASiMI from Komatsu.

3.1 Background for the acquisition

The PV market has over the past years been growing at a rate of more than 30 percent annually. The positive growth rate is expected to continue also in the years to come. Despite efficiency improvements and thinner wafers, the demand for polysilicon is growing faster than the supply, and currently there is a supply deficit in the market. This supply deficit is expected to continue for at least three years

The tightening of supply has resulted in an upward pressure on the prices on both SOG and EG polysilicon. Players in both the EG and SOG polysilicon manufacturing segments have been enjoying significant improved profit margins the past quarters.

REC has the ambition to continue to enhance its position as a leading player in the PV market with strong presence in the upstream part of the value chain. In 2002, REC established a Joint Venture with ASiMI for production of solar grade polysilicon - Solar Grade Silicon with its plant in Moses Lake, Washington, USA. In order to enable ScanWafer (100 percent subsidiary of REC) to expand its production capacity of wafers to keep up with the market growth, access to feedstock beyond the current capacities of Solar Grade Silicon, is essential. Several options have been evaluated in order to secure such additional supply of SOG polysilicon including an expansion of the Moses Lake plant, a green field plant development, new long-term supply agreements with other polysilicon producers as well as acquisitions.

An attractive acquisition target is the 100 percent owned subsidiary of Komatsu, ASiMI. ASiMI owns a polysilicon manufacturing plant in Butte, Montana and 30 percent of Solar Grade Silicon. The ownership in Solar Grade Silicon will automatically decrease to 25 percent in September 2005 following the completion of REC's funding of the FBR project.

3.2 Transaction rationale

REC will acquire 75 percent ownership in ASiMI. The remaining 25 percent will be held by the present owner Komatsu for a period of maximum 5 years after the closing date.

An acquisition of ASiMI will secure REC with the necessary feedstock of polysilicon for ScanWafer to carry out its ambitious growth strategy, which will strengthen REC's position in the upstream part of the PV industry. Further, the acquisition will secure REC all IPR's necessary for manufacturing of silane gas and polysilicon, as well as the last 25 percent of Solar Grade Silicon and thereby 100 percent control of the Moses Lake plant.

The acquisition is believed to have limited risk as: i) REC already has a significant experience in the SOG polysilicon market through a two years operation of Solar Grade Silicon; ii) The conversion of the manufacturing processes from EG to SOG polysilicon has been successfully implemented at the Moses Lake plant, with limited investments, thus a similar conversion at the Butte plant will benefit from this experience.

The increased production capacity of SOG from the Butte plant will gradually be made available to REC following the termination of existing EG sales contracts. It is expected that all SOG sales volume will be secured through ScanWafer, who again has secured their sales volume through long term wafer contracts with well reputable customers.

3.3 ASiMI in brief

ASiMI is an LLC organised under Delaware law. The company is a 100 percent owned subsidiary of Komatsu America Corporation. Komatsu America Corporation is a subsidiary of Komatsu, a company listed on the Tokyo stock exchange. Estimated Komatsu revenues for fiscal year 2004 are 13.6 BUSD with a corresponding net profit

of around 0.5 BUSD. The main business of Komatsu is construction and mining equipment. The ASiMI business represents less than 1 percent of Komatsu's total turnover. The reason for Komatsu's decision to divest of ASiMI is their strategic decision to exit non-core businesses.

The table below illustrates key financials for ASiMI.

MUSD	12m to March 2004	10m to January 2005
Total revenues	89	111
Cost of goods sold	-82	-85
Gross profit	7	26
EBITDA	16	33
EBIT	-158	20
Profit before tax	-169	18
Long term assets	202	203
Current assets	50	47
Total assets	252	250
Current liabilities	87	98
Long-term liabilities	134	103
Equity	31	49
Total liabilities and equity	252	250

The large loss in 2003/2004 is related to impairment loss on property, plant and equipment of MUSD 155.5.

ASiMI owns a silane gas and polysilicon manufacturing plant in Butte, Montana, USA, a 30 percent (will automatically be reduced to 25 percent at the next anniversary of the JV-agreement September 21, 2005) share in Solar Grade Silicon, as well as all IPR's utilized by both ASiMI and Solar Grade Silicon to produce monosilane gas and polysilicon. The Butte plant currently has a silane gas production capacity of 4,400 MT and a polysilicon production capacity of 2,750 MT (when producing EG). At the end of 2005, ASiMI will have increased its silane gas production capacity to 5,100 MT and the polysilicon capacity to about 3,300 MT following more installations of Simens reactors. A portion of the excess silane capacity is sold as gas to the semiconductor industry and producers of TFT-LCD panels (550 MT in 2004), but can also be used to support further expansion of the polysilicon production capacity.

The pie-chart below describes ASiMI's market share in the total polysilicon market.


SGS
8%
Sumitomo
2%
Hemlock
24%
ASiMI
9%
MEMC
10%
Mitsubishi
11%
Wacker
17%
Tokuyama
19%

Source: REC

3.4 Financing of the ASiMI transaction

The purchase price for the ASiMI acquisition will be financed through (i) the Convertible Loan issue, (ii) the Term Loan Facility, and (iii) the use of certain own funds held by the REC Group The Term Loan Facility is further explained in this section.

The three major shareholders of the company, Good Energies Investments B.V., Elkem AS and Hafslund Venture AS, have offered to finance part of the purchase price for the acquisition of the shares in ASiMI through a USD 140,000,000 Term Loan Facility. The Term Loan Facility will come in addition to the Convertible Loan Facility. To secure that the financing for the acquisition is provided in due time, and in order to eventually arrive at efficient financing terms with external banks, the Board of Directors has accepted this offer for the Term Loan Facility from the three major shareholders. The Company has made no drawdown under the Term Loan Facility as of the date of this Prospectus and is seeking to replace the Term Loan Facility with an external loan from other sources The Term Loan Facility can be replaced with an external loan prior to or after the acquisition of ASiMI.

The lenders will receive a pledge over the shares in Solar Grade Silicon Holding Inc, a subsidiary of the Company, as collateral for the Term Loan Facility.

Interest on the Term Loan Facility is 12 percent per annum.

The final maturity date of the Term Loan Facility is 1 December 2006. The Term Loan Facility may only be prepaid subject to prior written approval by the lenders, such approval not to be unreasonably withheld. For the avoidance of doubt, approval will be granted by the lenders if (i) the Term Loan Facility is externally refinanced on satisfactory terms and conditions or (ii) the Term Loan Facility is repaid, to the extent legally permissible, with cash flow from REC's (or any of its subsidiaries') operations. Any amount raised in an initial public offering of REC (or any of its subsidiaries) shall not be used for the prepayment of the Term Loan Facility. There shall be no prepayment fees The lenders under the Term Loan Facility are entitled to a commitment fee in the amount of 1.25 percent of the Term Loan Facility.

The Term Loan Facility will in its entirety be granted by the three major shareholders.

4 Company overview

4.1 General information

Renewable Energy Corporation AS is a Norwegian limited liability company, with, business address at Veritasveien 14, N-1323 Høvik, Norway The Company was incorporated on 3 December 1996.

4.2 REC's purpose

The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes.

4.3 Business register and organisational number

The Company is registered in the Norwegian Registry of Business Enterprises with organisational number 977 258 561.

4.4 Share capital

The share capital of the Company is NOK 298,290,140, divided into 14,914,507 shares, each with a par value of NOK 20.

4.5 Shareholding in REC

The table below illustrates shareholding in REC on a fully diluted basis, i.e. after the conversion of a MEUR 31 convertible loan from Goldman Sachs International, Good Energies Investments B.V and Mithril GmbH.

Shareholder	Country	Shares	%
Good Energies Investments B V.	Holland	6,424,285	37.4%
Elkem ASA	Norway	3,448,442	20.1%
Hafslund Venture AS	Norway	3,261,634	19.0%
Goldman Sachs International	UK	1,050,127	6.1%
Mithril GmbH	Germany	700,085	4.1%
Alf Bjørseth	Norway	444,573	2.6%
Reidar Langmo	Norway	342,398	2.0%
Sumitomo Corporation	Japan	306,392	1.8%
Others	Various	1,183,274	6.9%
Total		**17,161,210**	**100.0%**

*) Elkem has en option to subscribe for an additional 200,000 shares, according to the shareholders' agreement between Elkem, Hafslund and Good Energies. The option expires if Elkem has not requested such subscription before 30 September 2005.

4.6 Increase of share capital at conversion, number of shares and conversion rights

Provided that the bondholder at the time of conversion is allowed ownership in the Company in accordance with Norwegian legislation and the company's Articles of Association, the bond can be converted to shares in REC on given dates in the Loan period. The dates for conversion are 9 December 2005, 13 March 2006, 8 September 2006 and Final Maturity Date. The bondholder may request conversion on or prior to a conversion date.

The conversion price is NOK 255 per share, with possible adjustments that may follow from the adjustment provisions explained in Section 4.7. The conversion price in USD shall be fixed on the basis of the exchange rate on the date when the demand for conversion is made. However, the exchange rate NOK/USD shall never be higher than NOK 10 per USD.

Upon conversion of the Loan, and subject to an eventual adjustment of the conversion price as explained in section 4.7, the bondholders will be entitled to a maximum of 5,490,196 shares in the Company. In comparison and as an example only, a NOK/USD of 6.5 will entitle the bondholders to 3,568,627 shares in the Company Assuming the maximum number of shares of 5,490,196, the maximum increase to the share capital of the Company upon conversion will be NOK 109,803,920.

4.7 Adjustment of the conversion price

The Convertible Loan will be subject to normal provisions for adjustment of the conversion price to avoid dilution of the bondholders' values. The adjustment provisions are set out in the Convertible Loan Agreement attached as Appendix I.

4.8 Power of attorney to increase the share capital

By a resolution of the shareholders' meeting of the Company on 7 September 2004, the Board of Directors was given power of attorney to increase the share capital of the Company through the issue of new shares up to a maximum of NOK 7,500,000. The power of attorney will expire on 7 September 2006.

4.9 Existing convertible loan

The Company, as borrower, has entered into a convertible loan agreement dated 24 September 2003 with Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH, as lenders, in the aggregate amount of EUR 31 000 000. According to this agreement, the lenders have the right to convert their loan into shares in the Company at the conversion price of EUR 14.283 per share. Upon conversion, the lenders under this agreement will be entitled to a total of 2 170 263 shares in the Company, resulting in an increase of the share capital of the Company of NOK 43 405 260.

The loan agreement contains normal provisions for adjustment of the conversion price to avoid dilution of the lenders' values.

The final maturity date of the loan is 30 months from 30 September 2004. The final maturity date may under certain circumstances be adjusted according to provisions of the agreement. The lenders have the right to convert all or a portion of their loan into shares in the Company at any time up to the final maturity date.

According to this existing convertible loan agreement, the lenders have, on certain conditions, the right to request a listing of the shares in the Company. Goldman Sachs International, as lender, has made such request. Please see section 4.12 below.

4.10 Description of the company group of the issuer

For further information about the REC company group, please see section 6.

4.11 Description of controlling shareholders

REC has around 260 Shareholders, the largest of which are Good Energies Investments B.V. (40 percent), Elkem ASA (23 percent) and Hafslund Venture AS (22 percent). The share percentages given reflect the approximate current situation and prior to an eventual conversion of a MEUR 31 convertible loan from Goldman Sachs International, Good Energies Investments B.V and Mithril GmbH

The controlling shareholders have entered into a shareholders agreement. This agreement gives the controlling shareholders mutual pre-emptive rights if one or more of them wish to sell shares in REC. The pre-emptive rights serve to provide stability in the ownership structure at the present stage of REC's development, and will at the latest be abolished upon the listing of the Company.

The controlling shareholders have elected seven out of eight members of the Board of Directors. These elected representatives have close relationships with and/or are employees of the controlling shareholders.

4.11.1 Good Energies Investments BV

Good Energies Investments BV is the investment firm which is advised by Good Energies Inc., Basel, Switzerland

Good Energies Investments BV invests primarily in solar photovoltaic companies worldwide and in wind developers in North America. The investment portfolio covers the full value chain - from silicon feedstock and wafer production to the manufacturing of cells, moduls and solar systems. In 2004, total capital employed excluding wind investments was MEUR 79.

Selected investments except REC are:

- CSG Solar
- Eolectric
- G3 Energy
- Konarka
- PowerFluid
- Q-Cells
- Ventus Energy

4.11.2 Elkem ASA

Elkem is one of Norway's largest industrial companies, and one of the world's leading suppliers of metals and materials. Elkem is owned by Orkla ASA, one of the largest listed companies in Norway.

Elkem serves the construction, transportation, engineering, packaging, aluminium, chemical and electronic industries.

The main products are aluminium, energy, silicon metal and specialised products such as ferrosilicon to foundries, microsilica and carbon.

Elkem has more than 40 production plants in Europe, North America, South America and Asia, in addition to several hydroelectric power plants and a comprehensive network of sales offices and agents.

In 2004 Elkem further developed its commitment to the solar cell industry through Elkem Solar and the investment in REC. Elkem Solar is undertaking major development projects at the present time. A production process is being developed to supply silicon raw materials to the solar cell industry. Tests carried out during the past 12 months show promising results, and it has been decided to continue development and build a pilot plant.

4.11.3 Hafslund Venture AS

Hafslund Venture primary makes investments in renewable energy and energy related services and technology, the single largest investment is in REC.

Hafslund Venture is a part of Hafslund ASA which is one of the largest listed electricity utility companies in the Nordic area. In Norway, Hafslund is the largest in power sales, a significant generator of electric power and the nation's largest distribution network owner. In addition, Hafslund plays a major role in the security services market and in contracting. Furthermore, Hafslund owns 33 percent of Viken Fjernvarme AS, Norway's largest district heating company.

4.12 Initial Public Offering – Listing of the Shares

The Company is planning to make an initial public offering ("IPO") of its shares in combination with a listing of the shares at the Oslo Stock Exchange within the first half of 2006.

4.13 Other

REC's auditor is KPMG AS, with registered address:

Name	KPMG AS
Address	Sørkedalsveien 6 N-0369 Oslo, Norway
Mail address	P.O. Box 7000 N-0306 Oslo, Norway
Telephone	+47 21 09 21 09
Fax	+47 22 60 96 01

KPMG has been the Company's auditor for the last three years. No reservations or qualifications have been expressed in any of the auditor's reports

5 Market overview

5.1 Introduction

Electricity generation throughout the world has historically been dominated by the use of non-renewable resources such as oil, coal, gas and nuclear, which together has accounted for above 80 percent of electricity generated by OECD countries. Recently, concern over environmental and climate change, together with the prospect of dwindling reserves of fossil fuels, has caused a notable shift by companies and governments to look into the potential of renewable energy resources.

Renewable energy exhibits distinct advantages over traditional fossil fuels, not least because, by definition, the resources are infinite, results in no greenhouse gases, no air pollution and no water and soil contamination.

PV technology allows electric energy to be generated directly from sunlight through the use of solar cells. Solar cells consist of thin layers of semi-conducting material, prepared as wafers or films, typically made from silicon. When the solar cell is exposed to sunlight, electrons are generated and can be conducted away by metal contacts as DC. An illustration of this effect is set out below.


Sunlight
Front electrode (-)
Anti-reflection coating
N-type silicon (P+)
P-type silicon (P-)
Back electrode (+)
Current

Source: REC

The electrical output from a single cell is small (typically 14-16 percent of sunlight is converted into electricity), therefore multiple cells are usually connected in series and enclosed (usually behind glass) to form a solar module.

PV modules are the principal building blocks of a PV system and any number of modules can be connected to give the desired electrical output. This modular structure is a considerable advantage of a PV system over other power sources, as new panels can be added to existing systems as and when required.

5.2 Solar Energy

The total amount of energy irradiated from the sun to the earth's surface is vast and if all the energy was utilised by solar energy systems it would, in theory, provide 10,000 times the annual global energy consumption. The greater the available solar resource at a given location, the larger the quantity of electricity able to be generated. For example, the average irradiation in Europe is about 1,000 kWh/m^2 compared with 1,800 kWh/m^2 in the Middle East and over 2,800 kWh/m^2 in some parts of Africa.

Although the PV market by definition is global, the largest potential markets for PV lie on the world's sun belt. The figure below illustrates annual exposure to solar radiation measured in Kwh per m^2 per day. As can be seen below, high levels of solar radiation are evident in the USA, Latin America, Africa, Asia and Australia.



Region average = 3.8649 (kWh/m²/day)

Source: NASA/SSE 23 February 2005

Solar energy has a number of distinct benefits over those offered by other renewable energy sources. Solar energy can generate power in remote areas, is cheap to harness and the systems used to convert solar energy into useable energy are silent and can be easily manufactured, installed and maintained. A further key factor is that the feedstock material used, polysilicon, can be recycled with almost no degradation over time.

To date, a number of different technologies have been developed to take advantage of solar energy, one such technology being PV technology, which involves the conversion of sunlight into electricity through the use of solar cells.

Scientists at the AT&T Bell Laboratories first demonstrated the generation of electric power from sunlight by the use of silicon PV cells in the early 1950s, (primarily for use in space programmes) but the initial development of the commercial PV market was relatively slow In the mid 1970s when oil prices were at their highest, the US government funded R&D into photovoltaics and demonstration programs which created a significant part of initial demand. In the mid 1980s consumer applications, primarily solar powered calculators based on amorphous silicon, became a novelty. Since then, the PV market has grown strongly and a number of companies now operate within the industry.

Growth in the PV market has, to-date, mainly occurred across industrialised countries such as Germany and Japan, where state policies have assisted in promoting PV energy. While the strong growth experienced in industrial countries over the last 5 years is expected to continue, especially in the area of grid-connected systems, growth rates for the third world are expected to pick up significantly over the next decade as prices reduce and the market moves to capitalise on the solar potential of these markets, as shown by the figure above.

5.3 PV Applications

PV applications utilise solar cells to convert sunlight into electric energy, which can then be used by businesses or homes in a number of ways. The use of solar cells for electric energy purposes can be broken down into 7 categories as set out below.

Areas of Application	Description of Market Segment
On-grid residential and commercial systems	These include solar panel systems mounted on private and commercial buildings that are connected to the main grid. Inverters are used to transform the DC power produced by the solar unit into AC power. If the household does not use all the energy generated, then the surplus is fed into the main grid. Typical system size ranges from 2kW to 8kW, although larger systems are often installed in commercial buildings. Examples of such systems are those being used in Germany's and Japan's respective "Roof Programmes".

Off-grid rural, 3rd world	Systems in this category typically consist of a PV system and a battery to store the electricity generated. Electricity is then tapped as and when required. Such systems are targeted at 3rd world countries where a large proportion of households (approximately 400 million) do not enjoy a reliable electricity supply, if indeed any electricity at all. The World Bank has invested in PV technology applications in the 3rd world for a number of years.
Off-grid residential, 1st world	Systems in this category are used in remote residential buildings in countries like USA, Canada and Spain that are not connected to the main electricity grid. PV systems ranging from 0.3kW to 1kW with a 12-24 volt battery connection are used to produce power in these cases.
Grid-connected central power (>100 kW nominal power)	This category covers large PV power stations (>100kW) producing solar power centrally and feeding their production into the main grid. These are especially economical across the world's sun belt.
Communication & Signal systems	Applications in this category range from powering remote phone boxes to radio transmitters and repeater stations. The benefit of a PV system arises when such appliances are located in remote areas. PV applications typically outperform the traditionally used diesel generators both on a cost and environmental basis.
PV-diesel hybrid systems	This category refers to PV systems which are combined with diesel powered electric generators. Although the PV device acts as the main electricity supply, the diesel generator kicks in once the PV system's battery is depleted Such systems are especially useful in high electricity demand cases.
Consumer products	This category includes low-energy personal computer applications such as calculators, watches and other consumer goods. Micro-thin silicon cells are installed as part of the product and act as the power supply rendering a battery unnecessary Such products typically use amorphous silicon cells.

With the exception of consumer products, REC's products (excluding silane gas) can be used in all of the above categories.

Approximately 80 percent of the capacity comes from on-grid residential and commercial systems.

5.4 PV Industry Value Chain

5.4.1 Introduction

The PV industry value chain, from silicon feedstock through to solar systems, consists of a number of distinct stages. The figure below illustrates the stages involved across the industry value chain:



Polysilicon
Wafer
Solar Cell
Solar Module
Systems
Chemical Process (purification)
Casting Cutting
Surface Treatment Assembly
Assembly
Installation Operation
Upstream
Downstream
Solar Grade Silicon LLC
ScanWafer
ScanCell
ScanModule
Solar Vision

5.4.2 Production process

The production process begins with metallurgical grade silicon (MGS) which is readily available in quantities in significant excess of that required by the PV industry. MGS is produced by the reduction of quartz (SiO_2) using a carbon thermal process. MGS is then purified by an advanced chemical process to produce electronic grade or solar grade polysilicon. The purity requirement for solar grade polysilicon is typically 99.999999 percent purity. In comparison, EG polysilicon is typically has a purity of 99.999999999 percent. An alternative to using dedicated solar grade polysilicon in the production of silicon wafers is to use by-products from the semi-conductor polysilicon industry. This is possible as electronic grade polysilicon used in the semiconductor industry is manufactured with a higher purity than SOG polysilicon. The by-products are supplied to the PV industry in the form of (i) fall-out material from electronic grade polysilicon producers, (ii) end parts from electronic grade silicon ingots, (iii) or silicon scrap left in the crucible after pulling the electronic grade silicon ingots.

Multicrystalline wafers are produced by melting and subsequently crystallising polysilicon in a crucible. The polysilicon ingots are then cut into blocks of the required size and subsequently the blocks are cut into thin slices, or wafers. These wafers are then chemically etched, diffused with phosphorous, front and rear contacts screen printed and fired, anti-reflection coated and finally tested. The end product is a solar cell. The accepted cells are then tabbed and stringed, encapsulated under toughened glass plates, framed and fitted with junction boxes to form modules. Depending on the application, the modules may be used as single units or assembled into systems or arrays to produce power ranging from watts to megawatts. The arrays are typically fitted with power conditioning units, inverters and battery storage systems to provide stable AC or DC energy matched to the required electrical load.

As described above, a wafer is the main component in solar cells, which in turn is the main component in a solar module. The wafer producers are positioned in the early stages of the PV value chain that starts with polysilicon feedstock and ends with PV systems. The most important raw material in the production of wafers is polysilicon, which is highly purified silicon. Today there is a limited number of polysilicon producers in the world. As the PV industry grows, availability of so-called solar grade silicon is one of the industry's main challenges. The relationship between Solar Grade Silicon and ScanWafer represents a competitive advantage for REC as access to sufficient feedstock is vital with regard to increasing production to meet demand from customers.

5.4.3 Overview of the various PV Technologies

The prevailing PV's technologies are:

- Crystalline Silicon Technologies (mono and multi)
- Ribbon and Sheet Crystalline
- Thin Film Technologies

In the traditional crystalline silicon technologies, polysilicon is converted into mono- or multicrystalline silicon wafers through a casting and slicing process. Ribbon and sheet technologies are also based on crystalline silicon, but the wafer (or sheet) is produced via an entirely different route.

The most common thin film technologies include amorphous silicon ("ASi"), cadmium telluride ("CdTe") and copper indium diselenide ("CIS").

The traditional crystalline silicon technologies continue to dominate the market with an approximate market share of 89 percent. In terms of performance, each technology and material is measured by its relative efficiency in converting sunlight into energy. Improving this efficiency is one vital part of making PV energy competitive with traditional fossil fuel energy sources. Early PV devices converted about 1 percent to 2 percent of sunlight energy into electric energy and were therefore expensive in comparison to fossil fuel energy. Today's commercial PV devices convert 6 percent to 18 percent of light energy into electrical energy, the latter being typical for crystalline silicon technologies (mono).

The physical principles of photovoltaic are essentially the same regardless of the technology employed. However, each technology has different advantages and disadvantages, as described later. There are 3 key elements in a solar cell that form the basis of their manufacturing technology;

- the semiconductor, which absorbs light and converts it into positive charges ("electrons") and negative charges ("holes");
- the semiconductor junction, which separates the photo-generated carriers (electrons and holes); and
- the contacts on the front and back of the cell that allows the current to flow to the external circuit.

Crystalline Technologies

Modules made from crystalline wafers are more efficient and durable than many of the competing technologies. As the cells are hermetically sealed under toughened, high transmission glass, each cell is reliable, weather resistant and usually lasts for many years, with typical commercial guarantees given ranging from 20 to 25 years.

Crystalline wafers are produced in 2 different forms, using either monocrystalline or multicrystalline silicon;

- cells produced from monocrystalline wafers have higher efficiencies, but are more expensive to produce than multicrystalline wafers. They typically exhibit average efficiencies of between 15 percent and 21 percent; and
- cells produced from multicrystalline silicon wafers typically exhibit average efficiencies of between 14 percent and 17 percent.

Monocrystalline silicon technology has historically yielded cells that generate approximately 1-2 percent-points higher conversion efficiency than multicrystalline technology. Evidence of the developments in multicrystalline technology is demonstrated by the efficiency improvements over the last few years. In the last 5 years, conversion efficiency levels have increased from between 12 percent and 13 percent to between 14 percent and 17 percent today. This represents an efficiency improvement of more than 25 percent.

Monocrystalline

Czochralski monocrystal pulling has the longest production record of all available PV technologies and the greatest wealth of accumulated expertise due to its use in the semiconductor industry. With monocrystalline

silicon, the molecular structure of the material is uniform as the entire structure is grown from the same, or a "single", crystal. This uniformity is ideal for efficiently transferring electrons through the material. Monocrystalline silicon wafers are produced by slicing wafers from a high purity single PV crystal ingot. While monocrystalline cells benefit from higher conversion efficiency rates, the technology for producing monocrystalline silicon suffers from being a mature technology that offers less future potential for reducing production costs, which is essential for the large-scale expansion of the PV industry.

Multicrystalline

Multicrystalline silicon, in contrast to monocrystalline silicon, consists of several smaller crystals or "grains," which introduce "boundaries". These boundaries impede the flow of electrons and encourage them to recombine with holes. While this results in somewhat lower conversion efficiencies compared to monocrystalline wafers, this is only marginal and such a factor is largely offset by the fact that multicrystalline silicon is cheaper to produce than monocrystalline silicon. In contrast to monocrystalline wafers, multicrystalline wafers are made by sawing a cast ingot of multicrystalline silicon, first into blocks and then into wafers. The multicrystalline process is believed to have significant capacity for further technological development such as increasing the size of the ingot and reducing waste. Economies of scale can be further developed. ScanWafer concentrates on multicrystalline silicon technology due to the benefits it offers to monocrystalline technology and thin film technology (described below).

Ribbon and Sheet

Ribbon and sheet technologies offer a different method of producing crystalline cells and claim to be more cost efficient with respect to feedstock. With both technologies, a silicon sheet is drawn from a bath of molten silicon using 2 or 4 pieces of string, whereby the silicon forms a wafer between the strings. The cost advantages for these techniques are gained from their manufacturing process, which allows a wafer to be produced without sawing and the associated wastage. Although this process is more efficient in its use of silicon it does have one distinct disadvantage, namely that the process is slow and cannot be geared up easily.

Thin Film Technologies

Thin film technologies provides an alternative to crystalline technologies for producing wafers and cells. Thin film cells, in contrast to crystalline cells, are produced by depositing evaporated semi-conductor material onto a substrate material. The most common semiconductor materials used in thin film techniques are Amorphous silicon, Cadmium Telluride and Copper Indium Diselenide.

Amorphous Silicon

ASi technology, the only thin film product sold in any significant volume, is characterised not by a crystal lattice, as with silicon cells, but by an amorphous silicon layer that is deposited on a substrate using a variety of techniques. In comparison to crystalline technologies existing commercial ASi cells have lower conversion efficiencies of between 6 percent and 8 percent and also suffer from significant degradation over time in their power output (approx. 30 percent) when exposed to the sun. Although ASi technology suffers from low conversion efficiency rates, it does however, have significant cost advantages due to the fact that the technique uses less silicon compared to other technologies. ASi technology is typically used for powering small devices such as watches, calculators and radios.

5.4.4 Upstream

Solar Grade Silicon

Solar Grade Silicon is the world's first dedicated producer of polysilicon (high purity silicon) for solar applications. Production was launched in November 2002 after converting ASiMI's former plant in Moses Lake into a dedicated plant for solar grade polysilicon In the production process, polysilicon is produced by converting metallurgical grade silicon into silane gas which is then purified and deposited in Siemens reactors. This technology provides for a process that produces solar grade silicon of a very high purity (>99.999999 percent). Production is based on

a license to utilize ASiMI's proprietary silane and polysilicon technology. In 2004, Solar Grade Silicon produced about 2,100 MT of polysilicon, corresponding to about 200 MW equivalent of solar energy.

The Solar Grade Silicon plant benefits strongly from being dedicated to the manufacturing of solar grade silicon, which simplifies the production process. Other polysilicon producers typically also serve the market for EG silicon, which adds significant complexity to production and logistics, e.g. buy a substantially larger number of specification and various other treatment processes after harvesting the Siemens reactors.

The graph illustrates the share of different solar cell technology options of total global market volume 2003.


Monocrystalline
32%
Polycrystalline
57%
Ribbon/Sheet
4%
a-Si
5%
CdTe&CIS
2%

Source: Bank Sarasin

Solar Grade Silicon has made substantial investments in a new proprietary FBR technology to produce granular polycrystalline silicon at a lower cost following lower energy consumption and capital investments than for the Siemens reactor technology. The FBR consists of a deposition chamber where the silane gas is deposited on small particles which are continuously being blown upwards by the silane gas itself. The millions of small particles floating in this gas stream provide a surface area for deposition which can be more than a hundred times larger than the rods of the Siemens reactors. This new process can provide substantial reductions in investment and labour cost, high production yield due to continuous operation, and dramatic reductions in energy consumption.

Solar Grade Silicon (SGS in pie-chart) has a market share of approx 8 percent of the polysilicon market. With the acquisition of ASiMI, REC will be a significant player in the global polysilicon industry.


SGS
8%
Sumitomo
2%
Hemlock
24%
ASiMI
9%
MEMC
10%
Mitsubishi
11%
Tokuyama
19%
Wacker
17%

Source: REC

ScanWafer

ScanWafer, a wholly owned subsidiary of REC, is among the world's largest producers of silicon wafers for solar applications. ScanWafer operates two plants in Norway – one in Glomfjord in northern Norway, and one at Herøya in southern Norway. In 2004, these plants produced wafers with an implied effect of approx 130

megawatts. This gives ScanWafer a market share of approx. 17 percent of multicrystalline wafers and approx. 10 percent of the total wafer market.


Others
13%
RWE
3%
Deutsche Solar
14%
Sumco
4%
Sanyo
4%
Setek
14%
JFE
4%
Shell Solar
7%
Kyocera
10%
PV
8%
BP Solar
9%
ScanWafer
10%

Source: Bank Sarasin

In 2005 the production is estimated at approx. 205 megawatt. With an ongoing expansion, ScanWafer is expected to reach a capacity run rate of close to 240 MW/year by the end of 2005. Backed by its access to silicon feedstock, ScanWafer expects to maintain a strong market position.

5.4.5 Downstream

REC's current business portfolio also includes two production companies in the downstream part of the industry value chain. As per the July 1, 2005 ScanCell, ScanModule and Solar Vision were organized in a separate corporate holding structure which will be named ScanSolar (current name is SolEnergy). This holding structure will be given the adequate resources to enable it to be separated from the rest of the REC Group and operate independently.

ScanCell produces solar cells based on multicrystalline silicon wafers manufactured by ScanWafer.

ScanModule manufactures multicrystalline solar modules based upon solar cells from ScanCell. ScanModule has sold all its production out-put to a major German system integrator.

While being less mature in their development, the operations in ScanCell and ScanModule have followed the same track of stepwise improvements and professional industrialisation as REC's other production companies. At the end of 2004 both of these companies ran a profitable operation, and caught up with industry standards in terms of product quality, yield and production systems.

ScanCell's facility in Narvik, Norway is focused on cost-effective production of high efficiency cells. The facility has a production capacity of 20 MW solar cells per year. The products are sold to ScanModule and other module manufacturers for use in the manufacturing of solar modules, arrays and systems.

ScanModule is situated in Glava, Arvika in Sweden. Production started up in June 2003. ScanModule is equipped with modern and flexible production equipment in order to deliver competitive products according to changes in the market.

Both ScanCell and ScanModule are currently undertaking development projects that further will increase their production capacities.

6 Business overview

6.1 History

REC was incorporated as a Norwegian private limited company on 3 December 1996 with the formation of Fornybar Energi AS ("Fornybar Energi"), focusing on investments in renewable energies, both in Norway and internationally.

Early in 1998, 2 investors in ScanWafer, Hafslund Venture AS and Lyse Energi AS, became shareholders in Fornybar Energi.

In September 2000, common shareholders in ScanWafer and Fornybar Energi formed a new holding company, REC, with the intention of becoming the majority shareholder in ScanWafer and to invest in other activities in the PV industry value chain It was at this time that Fornybar Energi changed its name to Renewable Energy Corporation AS.

6.2 Vision and strategy

REC's vision is to become the most cost-efficient solar energy company in the world, with a focus on the upstream part of the industry value chain. REC is presently pursuing an ambitious strategy to this end and this strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

REC has a proven track record in reducing costs through managerial and technological innovations. As a 100 percent owned subsidiary of REC, ScanWafer has become a large and cost efficient supplier of multicrystalline silicon wafers for the PV industry. ScanWafer is today one of the largest wafer manufacturers in the world with two production sites in Norway and which in 2005 will represent a total output of approx. 205 MW.

In the very upstream end of the value chain REC has established Solar Grade Silicon, a joint venture with ASiMI (REC will through the acquisition of ASiMI take over 100 percent ownership of Solar Grade Silicon). Solar Grade Silicon in Moses Lake, US targets to become the world's most cost efficient supplier of solar grade silicon, the raw material for all solar crystalline silicon modules. REC is with Solar Grade Silicon the only solar energy company with its own dedicated feedstock production.

By focusing on technical innovation, economics of scale and creating synergies along the upstream part of the solar energy value chain, REC aims to offer to the market high quality multi- and mono crystalline silicon wafers utilising an aggressive market pricing strategy. REC is convinced that this is the one way to fulfil the world's need for long term clean and affordable energy.

6.3 Business and Operations

REC aims to remain one of the world's most cost-efficient upstream solar energy companies serving the high growth PV components and systems market. The Company's strategy is to use its strong position in the upstream part of the industry value chain (feedstock and wafers) to create a strategic alliances and strong long-term customer relationships with downstream players in the industry.

REC is headquartered at Høvik near Oslo, the Company is organised as follows:


REC AS
100%
Silicon Technologies AS
100%
ScanWafer AS
100%
SolEnergy AS
(TBR ScanSolar)
100%
Solar Grade Silicon Hold Inc.
100%
ScanCell AS
100%
ScanModule AB
100%
Solar Vision (PTY) Ltd
70%
Solar Grade Silicon LLC

As per the July 1, 2005 ScanCell, ScanModule and Solar Vision were organized in a separate corporate holding structure which will be named ScanSolar (current name is SolEnergy). This holding structure will be given the adequate resources to enable it to be separated from the rest of the REC Group and operate independently. This work has been undertaken to follow–up the decision of the board of REC to sell the downstream business to concentrate the group's efforts on achieving a market leader and cost leader position upstream (ref.: graphics under section 6.3).

6.3.1 Solar Grade Silicon

Description

Solar Grade Silicon manufactures polysilicon, the raw material for silicon wafers, at its production plant at Moses Lake, Washington State, USA. The Moses Lake plant has been converted from producing electronic grade silicon into polycrystalline silicon for the solar power industry. Sales contracts typically run for three to five years with price/volume negotiations in the fall of each year for the following year. The company has 175 employees.

Solar Grade Silicon is the worlds only dedicated producer of polycrystalline silicon for the solar power industry. The company was at the end of 2004 owned 70 percent by REC and 30 percent by ASiMi (REC will through the acquisition of ASiMI take over 100 percent ownership of Solar Grade Silicon), and is fully consolidated in REC's accounts. REC's shareholding increased in September 2004 from 60 percent to 70 percent in accordance with the joint venture agreement between the two owners of Solar Grade Silicon.

Revenues in 2004 were MNOK 534, compared to MNOK 193 in 2003, constituting a revenue growth of 177 percent. The majority of the increase in revenues was a result of ramp up production volume as well as production improvements.

Solar Grade Silicon produced 2,100 metric tonnes of silicon in 2004, compared with 1,750 tonnes in 2003. Solar Grade Silicon is currently producing at full capacity.

Further de-bottlenecking and productivity improvements are expected to increase capacity by approximately 5 percent in 2005 and another 5 percent in 2006.

In 2004, 25 percent of Solar Grade Silicon revenues came from sales to ScanWafer. In 2005, Solar Grade Silicon expects to sell approximately 70 percent of its production to ScanWafer.

The average market price (long-term contracts) of solar grade silicon was around 25 USD/kg in 2004, while corresponding prices in 2005 have increased by 30-40 percent. This will positively affect revenues and profit in Solar Grade Silicon.

Solar Grade Silicon's EBITDA was MNOK 42 compared to a loss of MNOK 9 in 2003. In 2004, Solar Grade Silicon incurred close to MNOK 47 of research and development cost related to the new FBR technology, judged to be non-recurring. EBITDA margin was, excluding the FBR development cost, 16.4 percent in 2004. The improvement is mainly due to increased revenue efficiency and production improvements.

Solar Grade Silicon achieved a profit of MNOK 40 before taxes in 2004 compared to a loss of MNOK 17 in 2003.

After the acquisition of ASiMi, REC will own 100 percent of Solar Grade Silicon.

Financials

MNOK	2003	2004
Sales	**193**	**534**
EBITDA	**-9**	**42**
EBIT	**-10**	**41**
Profit/Loss before tax	-17	40
Employees	167	175
EBITDA margin	n/a	7.8%
EBIT margin	n/a	4.7%

6.3.2 ScanWafer

Description

In 2004, ScanWafer was the world's second largest manufacturer of multicrystalline silicon wafers for the solar power industry, with a market share of around 17 percent. ScanWafer has two manufacturing sites; one in Glomfjord in the northern Norway and the latest factory at Herøya in the south of Norway. The company has 316 employees.

With total production in 2004 of 130 MW, ScanWafer had revenues of MNOK 884, a growth of 43 percent from 2003 revenues of MNOK 618. The revenue growth was a result of capacity increases in the second half of 2003 and during 2004. ScanWafer has over the last two years increased its production capacity significantly. The run rate were at the beginning of 2003 61 MW/year, at the beginning of 2004 105 MW/year and increased further to a run rate at the beginning of 2005 of 162 MW/year. With planned ramp-up and improvements in production, the run rate is expected to be close to 240 MW/year at the end of 2005.

Global market prices for multicrystalline wafers decrease by 5 percent in 2004. Further decreases are expected as the industry achieves further benefits of scale and improves productivity. However, the significant increase in the price of silicon feedstock will, in 2005, temporarily stall the reduction in wafer prices.

The ramp-up and capacity increases have in the short run affected the margin level negatively as consumption of input factors tend to be higher and investment costs are incurred before full production is achieved. Even with a cost level higher than expected during normal operations, ScanWafer managed to increase its EBITDA to MNOK 149 compared with MNOK 39 in 2003. The profit level should be relatively comparable as ScanWafer both in 2003 and 2004 incurred substantial costs (and delayed income) due to capacity increases. In 2003 ScanWafer started up the new plant at Herøya with a capacity of around 60 MW. In late 2004 and early 2005, the capacity of this plant was doubled to 120 MW. Production will then gradually be ramped up reaching capacity in the third quarter of 2005. The EBITDA margin was 16.9 percent in 2004.

The increase in operational profit is then mainly explained by a higher revenue level through increased production and continuous productivity gains.

ScanWafer achieved a profit before tax of MNOK 46 in 2004 compared to a loss before tax of MNOK 81 in 2003.

Financials

MNOK	2003 (P)	2004
Sales	618	884
EBITDA	39	149
EBIT	-30	68
Profit/Loss before tax	-81	46
Employees	277	316
EBITDA margin	6 3%	16.9%
EBIT margin	n/a	7.7%

(P) Pro-forma figures for 2003 assuming ScanWafer on a fully diluted basis

ScanWafer is continuously working to increase the quality and to reduce the production costs through technology development and production process optimization. ScanWafer's goal is to pursue technology development and to contribute to a lower cost per watt for the end–customer, meaning a price reduction for the finished solar energy products. More cost-effective cells are achieved through higher cell efficiency and lower prices. For ScanWafer, this means improved wafer quality as well as more efficient production methods. The Company has focused on the development of production processes, plant concepts, as well as quality improvements of the silicon material that is produced. In addition, increased manufacturing experience has gradually increased the output and productivity from the existing machines and equipment

The majority of ScanWafer's sales are based on long-term agreements with large, well reputed international solar cell producers. ScanWafer has, and expects to continue to have, a limited number of customers and will focus on maintaining close and long-term relationships with these customers. Through these relationships, ScanWafer has developed substantial knowledge about the interaction between wafer quality and the quality of the solar cell. The Company's sales contracts are long-term (typically 3-5 years), ensuring a stable production environment and high capacity utilisation. At present, demand from existing customers by far exceeds annual production capacity.

ScanWafer's major contracts are take-or-pay contracts with sales prices typically negotiated on an annual basis based on a pre-agreed frame agreement. For the last 2 years, ScanWafer's 3 largest customers accounted for approx. 80 percent of product sales. ScanWafer is targeting a somewhat more diversified customer portfolio going forward. However, it is anticipated that a limited number of customers still will continue to account for a significant proportion of sales. ScanWafer intends to continue the successful long-term relationship with its existing customers and to establish new long-term contracts with customers who possess the following characteristics:

- strong financial position
- a long-term commitment to PV
- limited, or no, in-house wafer production capacity; and
- an openness to exchanging industrial experience with ScanWafer on a partnership basis.

6.3.3 SolEnergy/Solar Vision

Description

SolEnergy is dedicated to the installation and operation of PV systems in developing countries, particularly in South Africa where SolEnergy operates through its subsidiary Solar Vision. The Government of South Africa has awarded a concession to Solar Vision giving the company preferred rights to install up to 50,000 solar home systems. Solar Vision had as of July 1, 2005 installed close to 6,500 solar home systems in its dedicated concession area in Polokwane, South Africa. The current demand from the local community for new installations is strong and the rate of installations is expected to average between 350 and 450 installations per month in 2005. The business area has 15 employees and engages close to 90 local contractors in the rural areas where it operates.

Towards the end of 2004 Solar Vision changed its accounting principles based on guidance from local auditors. Grants received per installations from the local government are now recognized as revenue over the lifetime of the installation, 20 years. Consequently, the comparable figures for 2003 have also been restated to reflect the same accounting principles This has also triggered the need for calculation and depreciation of goodwill from earlier share purchases in Solar Vision.

Total revenues for SolEnergy/Solar Vision at year-end 2004 were MNOK 7.

Financials

MNOK	2003	2004
Sales	3	7
EBITDA	-7	-2
EBIT	-11	-5
Profit/Loss before tax	-15	-11
Employees	13	15
EBITDA margin	n/a	n/a
EBIT margin	n/a	n/a

6.3.4 ScanCell

Description

Revenues of ScanCell, REC's solar cell plant located in Narvik, Norway, were MNOK 144 in 2004, up from MNOK 21 in 2003. In 2004, ScanCell started the year with a small scale production and expanded its operations throughout the year and changed its production to larger and thinner cells. The transition from 125mm x 125mm cells to 156mm x 156mm cells, and from 330 micron to 280 micron in cell thickness, initially had a negative impact on production volumes and cost. ScanCell incurred delayed delivery of production equipment and experienced certain start up problems. The capacity increase and production transition has now been successfully completed. By the forth quarter all transition challenges were solved, and production was running with a satisfactory level of productivity, quality and profitability. ScanCell was at year-end running at capacity and currently employs 68 people.

Financials

MNOK	2003	2004
Sales	21	144
EBITDA	-18	7
EBIT	-26	-8
Profit/Loss before tax	-28	-11
Employees	57	68
EBITDA margin	n/a	5.1%
EBIT margin	n/a	n/a

6.3.5 ScanModule

Description

Revenues in ScanModule, based in Glava, Sweden, were MNOK 129 in 2004, up from MNOK 7 in 2003. 2004 has been the ramp-up year for ScanModule which started the year with a small scale test production and increased the production capacity to a normalized level throughout the year. ScanModule has additionally changed its module production to be based on larger and thinner cells. The move to larger and thinner cells is positive for the business in the medium and long term, as customers increasingly expect more cost-efficient modules. ScanModule was profitable on a monthly basis by the end of 2004, and is expected to run at capacity by the end of the first quarter 2005. ScanModule employs 70 people.

Financials

MNOK	2003	2004
Sales	7	129
EBITDA	-6	-14
EBIT	-7	-17
Profit/Loss before tax	-6	-19
Employees	18	70
EBITDA margin	n/a	n/a
EBIT margin	n/a	n/a

6.4 Reliability of patent, license or contract

With a unique upstream position in a rapidly growing market it could be tempting for REC to opt for short-term downstream contracts, to maximize profits. REC has found it more rewarding to establish long-term relations with its customers, and sign long-term contracts. With long-term contracts and close relations, REC believes it achieves the predictability needed to take on larger investments. REC also creates good conditions for focusing all its efforts on growth, reaping benefits of scale and increasing productivity. This is why that long-term contracts have been a key strategy for REC right from the start.

Production in Solar Grade Silicon is today based on a license to utilize ASiMI's proprietary silane and polysilicon technology. Through the acquisition of ASiMI, REC will be entitled to all licences and patents held by ASiMi today Over the last two years REC has made substantial investments in R&D to develop its own proprietary FBR technology for production of SOG.

In parts of the production line, ScanWafer benefits from proprietary technology. This includes the crystallisation stage of the process, where we, together with partners, have developed a furnace to accommodate four crucibles in parallel, as opposed to one crucible furnaces, which is the industry norm. This provided for a significant step forward in productivity.

6.5 Ongoing material investments

As a consequence of the ASiMI transaction, REC's subsidiary ScanWafer, will immediately start building a new world-scale wafer plant at Herøya, Norway adjacent to its existing plant. Approx. MEUR 90 will be invested in buildings, infra-structure and equipment. The name-plate capacity for the new plant will be approx. 190 MW. Test production is expected to commence in Q3 2006. REC's new wafer plant will employ approx. 180 people. The capacity from the new plant at Herøya will cement REC's position as the world's leading manufacturer of silicon wafers for solar cells

6.6 Recent events

Most important events since 31 December 2004 has been;

- Proposed acquisition of 75% ownership in ASiMI from Komatsu;
- Commenced building a new world-scale wafer plant at Herøya, Norway;
- Appointment of Erik Thorsen as new CEO; and;
- Release of Q1 2005 figures.

Further information can be found on the Company website.

6.7 Ongoing material disputes

REC is currently not involved in disputes or legal proceedings, which in the Company's opinion may have a material adverse effect on the Company's financial situation.

7 Financial information

The following consolidated financial figures are taken from the Company's audited consolidated annual financial statements and from unaudited Q1 2005 interim financial statement. The Company's audited consolidated financial statement for 2004 has been included as Appendix II to this Pospectus.

7.1 Accounting principles

The financial statement has been prepared in accordance with the NGAAP (Norwegian generally accepted accounting principles) and generally accepted accounting principles.

7.2 Consolidated income statement

MNOK	2003	2003 (P)	2004
Sales of product and services	286	703	1,408
Other operating income	4	10	10
Total revenues	**289**	**713**	**1,418**
Material expenses	-62	-309	-512
Change in work in progress and finished goods	54	69	-82
Payroll expenses	-139	-222	-292
Other operating expenses	-230	-283	-377
EBITDA	**-88**	**-32**	**155**
Goodwill depreciation	-21	-48	-56
Write downs of tangible fixed assets	-4	-4	-7
Depreciation	-32	-78	-96
EBIT	**-144**	**-162**	**-4**
Earnings from equity accounted companies	-6	0	-2
Interest income	1	2	2
Write downs of financial fixed assets	-4	-4	-7
Interest expense	-28	-46	-46
Other financial income/expenses	-19	-34	5
Profit before tax	**-200**	**-245**	**-52**
Taxes	57	63	4
Profit before minority interests	**-143**	**-182**	**-48**
Minority interest	-15	-4	14
Profit for the year	**-128**	**-178**	**-63**

(P) Pro-forma figures for 2003 assuming ScanWafer on a fully diluted basis

7.3 Consolidated balance sheet

MNOK	2003	2003 (P)	2004
Deferred tax assets	111	111	113
Goodwill	249	221	200
Other intangible fixed assets	33	33	29
Intangible Fixed Assets	**392**	**364**	**342**
Land and buildings	185	185	181
Machinery and equipment	451	451	549
Other tangible fixed assets	54	54	54
Tangible Fixed Assets	**689**	**689**	**784**
Financing receivables	17	17	13
Investments in associated companies	6	6	11
Investments in shares	1	1	3
Other long-term receivables	5	5	0
Financial Fixed Assets	**29**	**29**	**27**
Total Fixed Assets	**1,110**	**1,083**	**1,153**
Inventories	294	294	208
Trade receivables	128	128	190
Other current receivables	39	39	66
Cash and bank deposit	52	52	415
Total Current Assets	**513**	**513**	**878**
Total Assets	**1,623**	**1,596**	**2,031**
Share capital	26	26	37
Own shares	-1	-1	0
Share premium reserve	372	372	667
Other paid in capital	313	313	338
Paid-in capital	**711**	**711**	**1,042**
Other equity and retained earnings	-79	-45	-104
Profit/loss for the year	-128	-178	-63
Minority interest	147	44	49
Retained earnings	**-61**	**-88**	**-117**
Total Shareholders' Equity	**650**	**623**	**925**
Pension liabilities	11	11	15
Deferred tax liabilities	0	0	0
Medium- and long-term loans	559	559	575
Other liabilities non-current	9	9	16
Total Non-current Liabilities	**579**	**579**	**606**
Trade payables	149	149	213
Other current liabilities	66	66	67
Short-term loans	180	180	221
Total Current Liabilities	**394**	**394**	**501**
Total Liabilities and Equity	**1,623**	**1,596**	**2,031**

(P) Pro-forma figures for 2003 assuming ScanWafer on a fully diluted basis

7.4 Consolidated statement of cash flows

MNOK	2003	2003 (P)	2004
Profit/loss before tax	-200	-245	-52
Adjustments for depreciation of fixed assets	60	134	165
Adjustments for changes in pension liabilities	5	5	4
Loss on sale of subsidiaries not consolidated	0	0	0
Other adjustments	9	8	12
Changes in trade receivables	-27	-74	-62
Changes in inventories	-76	-123	86
Changes in trade payables	3	28	64
Taxes paid	0	0	0
Net cash flow from operating activities	**-226**	**-266**	**218**
Capital expenditure on financial fixed assets	-78	-78	-12
Capital expenditure on other fixed assets	-66	-218	-205
Net cash flow from investing activities	**-145**	**-296**	**-217**
Changes in financing receivables	0	13	-3
Changes in short-term loans	7	-162	42
Changes in medium- and long-term loans	172	440	17
Increase in equity	158	158	309
Dividends paid	0	0	0
Other items	-7	-2	-2
Net cash flow from financing activities	**331**	**448**	**362**
Cash and equivalents translation difference	**1**	**1**	**0**
Net change in cash and equivalents	**-39**	**-114**	**363**
Cash and equivalents – beginning of the year	87	166	52
Cash acquires during the year	4		
Adjusted cash and equivalents – beginning of the year	92	166	52
Cash and equivalents – end of the year	52	52	415

(P) Pro-forma figures for 2003 assuming ScanWafer on a fully diluted basis

7.5 Comments to financial results

Below is a summary of important events in 2004:

- Revenue growth of 99 percent in 2004
- Significant improvement in operational profitability
- Increased ownership in Solar Grade Silicon and ScanWafer
- Acquired minority share in CSG Solar
- Decision to sell ScanCell and ScanModule

7.6 Q1 2005

REC grew its revenues by 12 percent, from MNOK 333 to MNOK 374, in the first quarter of 2005 compared to the same period in 2004. EBIT reached MNOK 42, compared to a loss of MNOK 9 in Q1 2004, an improvement of MNOK 51.

7.7 Future business prospects

The global market for solar cells increased by 54 percent in 2004 to 1,146 MW produced cell capacity (according to Solarbuzz, an international research institution) Industrial forecasts indicate that the world market for PV solar energy will continue to show strong growth also in 2005.

Market demand is influenced by – among other factors – interest rate levels, subsidies and prices of other energy sources. If interest rates are increased markedly, specifically in Japan or Germany, this may influence market demand negatively if the changes are not compensated by other improvements. Changes in subsidy schemes and other support measures in specifically California, Spain, Italy, India or China may increase the demand for solar energy in 2005. On the other hand, political changes, or changes in subsidies, in Germany or Japan can affect subsidy levels and hence market demand negatively. Continued high oil and natural gas prices may also both stimulate demand and prices, lead to positive changes in the use of subsidies, and induce further investments in the industry.

The industry is expected to experience supply shortage of silicon feedstock for production of wafers in 2005. This will lead to increased prices, positively affecting revenues and profit in REC's subsidiary Solar Grade Silicon. ScanWafer is not expected to be negatively affected by the industry's feedstock problems as REC is the only solar energy company with its own production of high-quality silicon feedstock.

The REC Group focus will be to further consolidate its strong position in the upstream part of the industry. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships. As per the July 1, 2005 ScanCell, ScanModule and Solar Vision were organized in a separate corporate holding structure which will be named ScanSolar (current name is SolEnergy). This holding structure will be given the adequate resources to enable it to be separated from the rest of the REC Group and operate independently. This work has been undertaken to follow-up the decision of the board of REC to divest the downstream business to concentrate the group's efforts on achieving a market leader and cost leader position upstream (ref.: graphics under section 6.3)

Q1 2005 had a positive development compared to Q1 2004, and REC anticipates that this positive development compared to last year will continue throughout the year. Further information about the Q1 2005 results can be found on the Company's homepage (www.recgroup.com).

8 Management

8.1 Administration

In May 2005, the board of directors in REC appointed Erik Thorsen as new CEO for the group. Mr. Thorsen comes from a position as CEO of Tomra Systems ASA, and joined REC in the middle of June 2005.

Erik Thorsen, President & CEO

Prior to joining REC in 2005, Mr. Thorsen was the CEO of Tomra ASA, a Norwegian listed technology company. During 19 years with Tomra, he held positions as SVP sales & marketing, COO, and since 1996 he held the position as President & CEO. Prior joining Tomra in 1986, Mr. Thorsen had several positions at Unitor ASA, a Norwegian listed trading company. Currently, Mr. Thorsen holds board positions in Eltek ASA (Chairman) and Komplett ASA (board member) Mr. Thorsen has an MBA from Karlstad University in Sweden. Mr Thorsen resides in Oslo, Norway.

Reidar Langmo, Senior Vice President - Business Development

Mr Langmo is the co-founder of ScanWafer. Mr Langmo was, until February 2003, the CEO of ScanWafer. Before starting up ScanWafer, Mr Langmo was the Managing Director of Meløy Næringsutvikling AS. In this position he founded ScanWafer together with Dr Alf Bjørseth. Mr Langmo was the Chairman of the Board in ScanWafer until he was appointed as CEO in early 2002. Mr Langmo has previously worked as a project manager in Saga Petroleum AS as well as an independent consultant for newly established companies. Mr Langmo resides in Oslo, Norway.

Dr. Alf Bjørseth, Vice President – Business development

Dr. Bjørseth is former President & CEO of REC and the co-founder of ScanWafer. Dr. Bjørseth was the first CEO of ScanWafer from 1994 to 2000. Dr Bjørseth is a graduate in Physical Chemistry at the University of Oslo, Department of Chemistry. He has previously worked as Corporate Director of Research at Norsk Hydro AS and as Senior Vice President of Technology at Elkem ASA. After 3 years as Managing Director of the Research Foundation of the Norwegian Radium Hospital, he took over the position as CEO of ScanWafer. He has also served as adjunct professor at the University of Bergen. Dr. Bjørseth resides in Oslo, Norway.

Jon André Løkke, Senior Vice President & CFO

Prior to joining REC in 2003, Mr Løkke held the position of Vice President of Finance and Control at ABB AS in Norway. Prior to that, he was Group Controller for the ABB Group at the corporate headquarters in Zurich, Switzerland, during which Mr Løkke also was a key player in listing the share of ABB on the New York Stock Exchange (NYSE). Mr Løkke has had various positions within the area of Finance and Control in the ABB Group on different levels in the organisation. Mr Løkke holds a Master of Business Administration from the Glasgow University, Scotland and a BSc (with honours) in Business Economics and Economics from Southampton University, England. Mr Løkke resides in Oslo, Norway.

Erik Sauar, Senior Vice President & CTO

Dr Sauar is the co-founder of SolEnergy. He is a graduate from the Norwegian University of Science and Technology, Department of Physical Chemistry and a graduate from the University of Trondheim, Department of Anthropology. He has previously worked as a researcher for Norsk Hydro, the University of Oslo and Carnegie Mellon University. He has been an adviser to the Bellona Foundation, where he has also been responsible for commercial assistance to new, clean technology companies. In July, 2001 he received an international award for his outstanding contributions to the field of Applied Thermodynamics. Dr Sauar resides in Oslo, Norway.

Bjørn R. Berntsen, Senior Vice President – Administration

Mr Berntsen holds a Master of Science in Business from the Norwegian School of Economics and Business Administration. Before joining REC he has worked as Managing Director in 3 different industrial companies and

also for 12 years held a position as Vice President of Administration at the Norwegian School of Management. Mr Berntsen has also held a position as Managing Director in a Norwegian Real Estate and Investment Company. Mr Berntsen resides in Oslo, Norway

Tor Hartmann , Executive Vice President - Silicon

Mr. Hartmann holds the position as Executive Vice President – Silicon. Mr. Hartmann has a Master of Science in Management of Information Systems from West Virginia College of Graduate Studies and a Master of Science in Chemical Engineering from Syracuse University. He has extensive operational experience with polysilicon production, and has been responsible for running the SGS operations also prior to REC's joint-venture in 2002. Additionally, Mr. Hartmann was project manager and responsible for the construction ASiMI's plant in Butte in the latter part of the 1990's.

John Andersen, Jr., Executive Vice President - Wafers

Mr. Andersen previously held the position as Vice President Business Development of REC. Amongst other things he was responsible for the acquisition of Solar Grade Silicon LLC and various significant funding projects. He joined REC in 2001 from the international chemical group Borregaard Industries Ltd. At Borregaard, Mr Andersen held various positions in Norway and abroad, including Senior Project Manager Corporate Business Development. Mr Andersen's previous experiences include strategy development, mergers & acquisitions, financing, and sales & marketing. Mr Andersen holds a Master of Business and Economics (Finance) from the Norwegian School of Management. He has also completed extensive courses in international strategy in the Master of Science program at the Norwegian School of Management. Mr Andersen resides in Oslo, Norway.

Thor Christian Tuv, Executive Vice President - Cells, Modules & Systems

Mr. Tuv joined REC AS in 2002 from Telenor ASA. In REC he has been responsible for establishing Cells and Modules as business areas and to establish their customer portfolios. In Telenor, Mr. Tuv latest work was as Project Director for strategic developments. Mr. Tuv has a broad experience and has been working in various management positions across Telenor. Mr. Tuv holds a Master of Technology from the Norwegian University of Technology (NTH) and a Master of Management from the Norwegian School of Management (BI). He has also completed courses of business management at Wharton, Pennsylvania and at Stockholm School of Economics (HHS). Mr. Tuv resides in Lørenskog (outside Oslo), Norway.

8.2 Board of directors

Tore Schiøtz, Chairman of the Board

Mr Schiøtz is the head of Hafslund Venture AS, a subsidiary of the listed energy company Hafslund ASA. Prior to this, Mr Schiøtz was Managing Director in the privately held investment company Centurum AS. Mr Schiøtz also has 11 years experience as analyst, portfolio manager and investment director in Storebrand Spar AS, a subsidiary of Storebrand, Norway's largest financial services company. Mr Schiøtz resides in Oslo, Norway.

Halvor T. Svartdal, Member of the Board

Mr Svartdal has been a private investor for the last 8 years and a professional board member since 1985. He is the co-founder of many companies, including Fornybar Energi AS, later Renewable Energy Corporation AS, and has a wide range of experience in strategy and development work in various businesses. Prior to starting his own investment business, he was the Managing Director of a privately held investment company for 10 years. Mr Svartdal resides in Oslo, Norway.

Rune Bjerke, Member of the Board

Mr. Bjerke is the President & CEO of Hafslund ASA, a position he has held since 2000. Before joining the company, he served as President and CEO of Scancem International, where he headed the international cement company's Asia trading activities and was the company's CFO. Prior to this, Rune Bjerke served as finance commissioner of the City of Oslo and advisor to Norway's Ministry of Petroleum and Energy. Mr Bjerke is a board

member of Tomra Systems ASA and a past board member of several companies, including Energibedriftenes landsforening (EBL), Storebrand ASA and Statoil ASA (deputy board chairman). He has a degree in economics from the University of Oslo, and holds a masters degree in Public Administration (MPA) from Harvard University. Mr. Bjerke resides in Oslo, Norway.

Paul Kloppenborg, Member of the Board

Mr Kloppenborg is the CEO of the Enterpreneurs Fund B V. ("EF"), a private equity fund wholly owned by Cofra Holding AG of Zug, Switzerland Mr Kloppenborg serves on the Board of Good Energies and other various investee companies in the field of energy and utilities; media, broadcasting, telecommunications and healthcare. Before joining the EF he held senior management posit ions with a strong business development focus in private and publicly listed European companies. Mr Kloppenborg co-founded 3 companies in his professional career and has gained experience in the following industries; construction and real estate; telecommunications; media and pipeline and infrastructure engineering. Mr Kloppenborg holds a PhD from Erasmus University Rotterdam; an Engineering Degree from Technical University Delft, a BBA from Nijenrode University, the Netherlands. Mr Kloppenborg resides near Utrecht in the Netherlands.

Richard Olav Aa, Member of the Board

Mr. Aa is Senior VP & CFO of Elkem ASA. Mr. Aa holds a master in business and economics hand has been employed in Elkem since 1990 (out of Elkem 1998-1999). Mr Aa resides in Oslo, Norway.

Marcel Egmond Brenninkmeijer, Member of the Board

Mr Brenninkmeijer is the CEO of Good Energies Inc., Basel, a private equity investment management company ("Good Energies"). Good Energies is part of Cofra Holding AG of Zug, Switzerland. Prior to setting up Good Energies in 2001, Mr Brenninkmeijer was a consultant for 2 years with Anthos Consult, Amsterdam, after having spend a sabbatical year on executive studies at IMD in Switzerland and HBS in the United States. His first 20 years of business experience were with C&A a fashion retailer, which gave him exposure to the Netherlands, United Kingdom, France, Canada, Germany and Switzerland. In his last position with C&A he was a board member responsible for store operations and marketing. He also co-ordinated the C&A European Environmental Working Group, which he set up in 1989. Mr Brenninkmeijer resides in Basel, Switzerland.

Ole Enger, Member of the Board

Mr. Enger is the President & CEO of Elkem ASA, a position he has held since 1992. Mr. Enger has a master in agriculture. Currently, Mr. Enger holds board position in Sapa. Mr Enger resides in Oslo, Norway.

8.3 Compensation to management and board of directors

Mr. Erik Thorsen has an annual salary of NOK 2,500,000. The salary is subject to annual adjustment. In addition, a certain bonus arrangement will be established for Mr. Thorsen., which shall not exceed an amount equal to 50 percent of Mr. Thorsen's annual salary. Mr. Thorsen has the right to purchase 25,000 shares in the Company at a price of NOK 200 per share. For a period of two years from the purchase, Mr. Thorsen has the right to require the Company to purchase his shares at the price of NOK 200 per share. Mr. Thorsen will be entitled to a severance payment equal to his basic salary for a period of up to 24 months, subject to certain conditions. If the Company terminates the employment within the first two years of his employment, Mr. Thorsen's severance payment will last for 30 months. From the age of 67, Mr. Thorsen will receive a pension equal to 65 percent of his fixed salary at the time of retirement, which is a continuation of Mr. Thorsens pension arrangement with his previous employer Tomra ASA

The aggregate annual remuneration paid to the board members amounts to NOK 800,000.

9 Registration of the securities

The convertible bonds shall be registered with the Central Securities Depository (VPS) The Company's account manager is DnB Verdipapirservice with DnB NOR

10 Risk factors

A subscription of the Convertible Bond offered by this Prospectus involves a high degree of risk. The following factors, in addition to the other information contained in this Prospectus, should be carefully considered before making any such subscription Included in this Prospectus are various "forward-looking statements", including statements regarding the intent, opinion, belief or current expectations of the Company or its management with respect to, among other things, (i) goals and strategies, (ii) plans for new product development, (iii) marketing plans, the Company's target market, (iv) evaluation of the Company's markets, competition and competitive position, and (v) trends which may be expressed or implied by financial or other information or statements contained herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and outcomes to be materially different from any future results, performance or outcomes expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risk factors described below and elsewhere in this Prospectus.

Macro economic fluctuations

REC is exposed to general economic cycles, since changes in the general economic situation could affect demand for the Company's products.

Currency fluctuations

Because a portion of REC's business is conducted in currencies other than Norwegian Kroner, the Company will be exposed to volatility associated with foreign currency exchange rates in the course of business. There can be no assurance that the Company will not experience currency losses in the future. Currency fluctuations can also have a negative effect on the conversion rate.

Variability of operating results

The Company's operating income/loss and operating results can vary from month to month. The Company's operating income is difficult to forecast due to changes in technology, the competitive environment, and other general economic and market conditions. Unanticipated difficulties in pursuing the Company's business strategy as described in this Prospectus could have a material adverse effect on the Company's business, operating results, or financial condition.

Operational risk

As other companies, REC is exposed to operational risks such as casualties and destruction of plants.

Equity market sentiment

A negative market sentiment can have a negative effect the listing process of the Company.

Market growth

As the Company's success is partly dependent on the market's future growth, potential investors should consider the effects on their investment if such market growth projections were not achieved. Additionally, although the PV market is expected to become one of the largest renewable energy sectors in the future, the development of other renewable energy sources, which would compete against the PV market, must be considered.

International operations

Operations in international markets are subject to risks inherent in international business activities, including, in particular, general economic conditions in each such country, overlapping differing tax structures, managing an organisation spread over various jurisdictions, unexpected changes in regulatory requirements, complying with a variety of foreign laws and regulations

Alternative technologies

Multicrystalline technology is one of a number of PV technologies available in the market today. Investors should consider the potentially adverse effect on REC if technological developments in current techniques significantly improved their process and conversion efficiencies Furthermore, investors should consider the potentially adverse effect on REC if new technologies were to make substantial gains in terms of market share in the PV market.

Governmental subsidies and assistance

The PV industry has for a number of years benefited from government subsidies and legislative assistance. Subsidies in Europe, the US and Japan, along with agreements such as the Kyoto Protocol in 2001 have served to increase incentives to use PV systems, reduce costs and therefore increase demand in the market. Investors should consider the potential adverse implications on REC if such support was withdrawn or reduced in the future.

Competition

While it is believed that significant barriers to entry into REC's markets exist for new entrants, in the form of the required technological expertise and high start up costs, there are a number of sizeable competitors in the market who have significant financial resources. While the Company believes that it is uniquely positioned in the market and has strong customer relationships, investors should consider the likelihood and potential adverse implications of any one of the larger competitors increasing their market presence by increasing production or engaging in vigorous price competition, or otherwise directly challenging REC's position.

Loss of key employees

REC is dependent on the ability to attract and retain highly skilled technical, managerial and marketing personnel. The Company may not be able to retain key employees, or may need to pay higher compensation, which could to some extent adversely affect operating results.

Appendix I Convertible Loan agreement

THOMMESSEN

Final draft

USD 140,000,000
CONVERTIBLE TERM LOAN AGREEMENT

for


REC
Renewable Energy Corporation

Renewable Energy Corporation AS
as Borrower

provided by

The bondholders listed in Schedule 1
as Initial Bondholders

with

Norsk Tillitsmann ASA
as Trustee

Dated [ ] 2005

902036/8

1

Final draft

TABLE OF CONTENTS

SCHEDULES:

5 *Form of conversion request*

Final draft

THIS CONVERTIBLE TERM LOAN FACILITY AGREEMENT is dated [ ] 2005 and made between:

(1) **Renewable Energy Corporation AS** of Veritasveien 14, N-1323 Hovik, Norway, organisation number 977 258 561, as borrower (the "**Borrower**");

(2) **The bondholders listed in Schedule 1** as bondholders (the "**Initial Bondholders**"); and

(3) **Norsk Tillitsmann ASA**, of Haakon VII gate 1, N-0161 Oslo, Norway, organisation number 963 342 624 as trustee for the Bondholders (the "**Trustee**")

IT IS AGREED as follows:

1 INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Acquisition**" means the acquisition by SGS of (i) all class A units of Advanced Silicon Materials LLC, which shall constitute seventy-five per cent (75.00 %) of the ownership interest of Advanced Silicon Materials LLC, and (ii) twenty-five per cent. (25.00 %) of the shares in Solar Grade Silicon LLC from Komatsu America Corp..

"**Acquisition Documentation**" means the Share Purchase Agreement relating to all class A units of Advanced Silicon Materials LLC, which shall constitute seventy-five per cent (75.00 %) of the ownership interest of Advanced Silicon Materials LLC, dated 25 June 2005 and made between (amongst others) Solar Grade Silicon Holding Inc and Komatsu America Corp., together with any other agreements, schedules, documents or instruments related thereto.

"**Agreement**" means this convertible term loan facility agreement, as it may be amended, supplemented and varied from time to time, including its Schedules.

"**Annual Accounts**" means the audited unconsolidated and consolidated annual accounts and financial statements of the Borrower for any financial year

"**ASiMI Shares**" means all class A units of Advanced Silicon Materials LLC, which shall constitute seventy-five per cent (75.00 %) of the ownership interest of Advanced Silicon Materials LLC, being acquired by SGS pursuant to the terms of the Acquisition Documents.

"**Bondholder**" means an Initial Bondholder or any other person owning one (1) or more Bonds, from time to time.

"**Bonds**" means the 140,000,000 bonds issued by the Borrower pursuant to this Agreement, representing the Bondholders' underlying claim on the Borrower, each with a par value of USD 1, and convertible into new Shares subject to the terms and conditions of this Agreement.

Final draft

"Borrower's Account Manager" means DnB NOR Verdipapirservice, a division of DnB NOR Bank ASA.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Oslo.

"Conversion Date" means the day on which a Bondholder has requested conversion of his Bonds to new Shares pursuant to this Agreement, being a Business Day falling seventy (70) days after a Quarter Date, being 9 December 2005, 13 March 2006, 8 September 2006 and the Final Maturity Date.

"Conversion Request" means the written notice given by a Bondholder on or prior to a Conversion Date pursuant to Clause 17 (Conversion of Bonds to Shares) and substantially in the form set out in Schedule 5.

"Costs" means all costs, expenses, disbursements, payments, charges, losses, demands, claims, liabilities, penalties, fines, damages, judgements, orders, sanctions, fees (including travel expenses, VAT, court fees and legal fees) and any other outgoings of whatever nature

"Disbursement Date" means the date on which the Loan is actually made pursuant to this Agreement, being no later than 26 July 2005.

"Environmental Law" means any applicable law or regulation which relates to:

a) the pollution or protection of the environment;

b) harm to or the protection of human health;

c) the conditions of the workplace; or

d) any emission or substance capable of causing harm to any living organism or the environment.

"Event of Default" means any of the events or circumstances specified as such in Clause 18 (Events of Default), or any event or circumstance specified in Clause 18 (Events of Default) which would (with the expiry of grace period, the giving of notice, the making of any determination under this Agreement or any combination of any of the foregoing) be an Event of Default.

"Final Maturity Date" means 1 December 2006.

"Financial Indebtedness" means any indebtedness incurred in respect of:

a) moneys borrowed;

b) any bond, note, debenture, loan stock or other similar instrument;

c) any finance or capital lease;

d) any currency or interest rate swaps, caps or collar transactions or similar derivative transactions (and, when calculating the value of the transaction, only the market-to-marked value shall be taken into account);

e) any amounts raised under any other transactions having the commercial effect of a borrowing or raising of money, whether recorded in the balance sheet or not; and

f) (without double counting) any guarantee, indemnity or similar assurance against financial loss of any person in respect of any of the items referred to in a) through e) above.

"GAAP" means:

a) in respect of the Annual Accounts for the financial year 2005 and the Quarterly Accounts from and including 30 September 2005, the generally accepted accounting practice and principles as set out in the International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (or any predecessor or successor thereof) in force from time to time; and

b) in respect of the Original Accounts and the Quarterly Accounts up to and including 30 June 2005, the generally accepted accounting practice and principles in Norway, as set out in the Norwegian Accounting Act of 17 July 1998 No. 56 and the at all times prevailing accounting standards as issued by the Norwegian Accounting Standards Committee (*Norsk Regnskapsstiftelse*).

"Group" means the Borrower and its Subsidiaries, and a **"Group Company"** means the Borrower or any of its Subsidiaries.

"Intellectual Property" means:

a) any patents, trade marks, service marks, designs, business names, copyrights, design rights, inventions, confidential information and other intellectual property rights and interests (whether registered or unregistered); and

b) the benefit of all applications and rights to use such assets of each Subsidiary.

"Interest Payment Date" means

a) the Business Day falling twelve (12) months after the Disbursement Date; and

b) the Final Maturity Date.

"Interest Rate" means eight per cent. (8 00 %) per annum.

"Loan" means the convertible term loan facility made available under this Agreement as further described in Clause 2 (The Loan).

"Material Adverse Effect" means a material adverse effect on:

a) the business, financial condition or operations of the Borrower and/or the Group taken as a whole;

b) the Borrower's ability to perform and comply with its obligations under this Agreement; or

c) the validity or enforceability of this Agreement.

"NOK" means Norwegian kroner, being the lawful currency of Norway

Final draft

"Original Accounts" means the Annual Accounts of the Borrower for the financial year 2004

"Party" means a party to this Agreement (including its successors and permitted transferees)

"Payment Agent" means ABG Sundal Collier ASA

"Permitted Financial Indebtedness" means:

a) any Financial Indebtedness incurred by the Borrower in or towards the financing of the Acquisition up to an amount, in the aggregate, of USD 427,000,000 (this Agreement inclusive);

b) any Financial Indebtedness incurred by Scan Wafer AS under a credit facility agreement dated 11 May 2005 up to an amount, in the aggregate, of NOK 1,833,000,000;

c) any Financial Indebtedness incurred by Scan Wafer AS under a revolving facility agreement with DnB NOR Bank ASA up to an amount, in the aggregate, of NOK 120,000,000;

d) any Financial Indebtedness incurred by SolEnergy AS (*to be renamed ScanSolar AS*) under a credit facility agreement dated 1 July 2005 up to an amount, in the aggregate, of NOK 280,000,000;

e) any Financial Indebtedness incurred by SolEnergy AS (to be renamed ScanSolar AS) under a revolving facility agreement with Vestre Värmlands Sparebank up to an amount, in the aggregate, of NOK 50,000,000; and

f) any Financial Indebtedness incurred by the Borrower under a senior subordinated convertible note issue dated 24 September 2003 up to an amount, in the aggregate, of EUR 31,000,000.

"Quarter" means a period of three (3) months ending on a Quarter Date

"Quarter Date" means each 31 March, 30 June, 30 September and 31 December.

"Quarterly Accounts" means the unaudited unconsolidated and consolidated management accounts of the Borrower and the Group as of each Quarter Date, such accounts to include a profit and loss account, balance sheet, cash flow statement and management commentary.

"Securities Depository" means the Norwegian Central Securities Depository (VPS ASA) or any other securities depositary operating in accordance with the provisions of the Securities Depository Act.

"Securities Depository Act" means the Norwegian Act relating to Registration of Financial Instruments of 5 July 2002 no. 64.

"Security Interest" means any encumbrance, mortgage, pledge, lien, charge (whether fixed or floating), assignment by way of security, finance lease, sale and repurchase or sale and leaseback arrangement, sale of receivables on a recourse basis or security interest or any other agreement or arrangement having the effect of conferring security.

"SGS" means Solar Grade Silicon Holding Inc, a subsidiary of Silicon Technologies AS and a Group Company.

"Shares" means the shares of the Borrower, being at the date of this agreement 14,914,507 ordinary shares, each with a nominal value of NOK 20, representing, in the aggregate, one hundred per cent. (100 00 %) of the issued share capital of the Borrower.

"Subscription Amount" means in relation to a Bondholder, the amount in USD set opposite its name under the heading "Subscription Amount" in Schedule 1 (Initial Bondholders and Subscription Amounts).

"Subsidiary" means any company defined as a subsidiary (datterselskap) according to Section 1-3 of the Norwegian Private Limited Companies Act of 13 June 1997 No. 44 (as amended)

"Taxes" means all present and future taxes, levies, imposts, duties, charges, fees, deductions and withholdings, and any restrictions and or conditions resulting in a charge together with interest thereon and penalties in respect thereof and **"tax"** and **"taxation"** shall be construed accordingly.

"Term Loan Agreement" means the term loan agreement dated on or about the date of this Agreement and made between (amongst others) the Borrower and the Lenders (as defined therein), pursuant to which the Lenders have agreed to make available to the Borrower a term loan facility of up to USD 140,000,000.

1.2 Construction

In this Agreement, unless the context otherwise requires:

a) Clause and Schedule headings are for ease of reference only;

b) words denoting the singular number shall include the plural and vice versa;

c) references to Clauses and Schedules are references, respectively, to the Clauses and Schedules of this Agreement;

d) references to a time is a reference to Oslo time unless otherwise stated herein;

e) references to a provision of law is a reference to that provision as it may be amended or re-enacted, and to any regulations made by the appropriate authority pursuant to such law;

f) references to **"control"** means the power to appoint a majority of the board of directors of the Borrower or to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

g) references to **"indebtedness"** shall be construed as to include any obligation or liability (whether present or future, actual or contingent) for the payment or repayment of money; and

h) references to a **"person"** shall include any individual, firm, partnership, joint venture, company, corporation, trust, fund, body corporate, unincorporated body of persons, or any state or any agency of a state or association (whether or not having separate legal personality).

Final draft

2 THE CONVERTIBLE LOAN

2.1 The Loan

The general meeting of the Borrower has resolved to issue a convertible term loan in the amount of USD 140,000,000 on the terms and conditions as set out in Schedule 3. Pursuant to said resolution and subject to the terms and conditions of this Agreement, the Initial Bondholders have fully subscribed the Loan to make available to the Borrower a convertible term loan facility in the amount of USD 140,000,000.

2.2 Status of the Loan

The principal amount of the Loan shall be subordinated all other unsecured and unsubordinated obligations as of the date of this Agreement, including (without limitation) the EUR 31,000,000 senior subordinated convertible note issue 2003/2006 dated 24 September 2003 and made between the Borrower, Goldman Sachs International, Mithril GmbH and Good Energies Investments B.V., but senior to future subordinated loans, notes or other financial obligations.

2.3 The Bonds

The Loan will be issued to the subscribers in Bonds that are convertible into new Shares, each with a par value of USD 1. A total of 140,000,000 Bonds will be issued by the Borrower. Each of the Bonds will rank pari passu among themselves.

The Bonds are freely transferable and may be pledged in accordance with the Norwegian Liens Act of 8 February 1980.

The Bondholders' right to subscribe for new Shares may not be separated from the Bonds.

The Borrower may not own or acquire Bonds.

3 REGISTRATION IN THE SECURITIES DEPOSITORY

The Loan and Bonds shall be registered in the Securities Depository by the Borrower's Account Manager in accordance with the Securities Depository Act.

The International Securities Identification Number (ISIN) of the Bonds will be [ ]. The Loan will be named "8.00 per cent. Renewable Energy Corporation AS Subordinated Convertible Bonds Issue 2005/2006".

The Borrower undertakes to ensure that the Borrower's Account Manager properly maintains the operation of the Borrower's account with the Securities Depository, according to the provisions of the Securities Depository Act, other legislation in general and the terms and conditions of this Agreement.

The Borrower may, upon the prior written consent of the Trustee (such consent not to be unreasonably withheld), assign the obligations of the Borrower's Account Manager under this Agreement to another financial institution, provided however, that said financial institution (i) assumes all rights and obligations of the Borrower's Account Manager under this Agreement and (ii) is authorised to be an account manager under the Securities Depositary Act and other applicable laws

4 PURPOSE AND APPLICATION

4.1 Purpose

The Borrower shall apply all amounts borrowed by it hereunder in or towards financing of the Acquisition and the payment by the Borrower of interest, fees and expenses under this Agreement and transaction costs in respect of the Acquisition.

4.2 No obligation to monitor

Without prejudice to the obligations of the Borrower under this Clause 3, the Trustee shall not be obliged to monitor or verify the application of any amount borrowed pursuant to this Agreement

5 THE TRUSTEE'S FUNCTIONS, DUTIES AND LIABILITY

a) The Trustee shall, in accordance with the terms of this Agreement and in compliance with laws and regulations, monitor the Bondholders' interests and rights vis-à-vis the Borrower, including (without limitation):

(i) monitor the Borrower's performance and delivery of his obligations under this Agreement;

(ii) exercise necessary discretion in carrying out the duties assigned to the Trustee under this Agreement;

(iii) ensure that valid resolutions passed at Bondholders' meetings are carried out;

(iv) make the decisions and implement the measures that are assigned to or imposed on the Trustee pursuant to Clauses 18 (Events of default) and 19 (Authority of the Bondholders' meeting and the trustee);

(v) forward to the Bondholders necessary information which is obtained or received in the capacity as Trustee; and

(vi) verify timely and correct payments by the Borrower under this Agreement.

b) In performing its functions as trustee, the Trustee is not obligated to monitor the Borrower's financial situation or ability to service the Loan except to the extent such duty may clearly be inferred from this Agreement.

c) The Trustee shall be liable to pay damages for financial losses suffered by the Bondholders as a result of the Trustee's negligence in performing its functions and duties under this Agreement. The Trustee is not responsible for the content of the information that the Trustee has submitted on behalf of the Borrower, provided that the same has been accurately forwarded by the Trustee.

d) The Trustee may, in the execution and exercise of all or any of the powers, authorities and discretion's vested in it by this Agreement, act by one or more responsible officers for the time being of the Trustee, and the Trustee may also whenever it thinks it expedient in the interests of the Bondholders, whether by power of attorney or otherwise, delegate to any person or persons all or any of the powers, authorities and discretions vested in it by this Agreement. Any such delegation may be made upon such terms and conditions and subject to such regulations (including power to sub-delegate) as the Trustee may think fit in the interests of the Bondholders and the Trustee shall be bound to supervise the

proceedings and shall be responsible for any loss incurred by any misconduct or default on the part of such delegate or sub-delegate.

6 CONDITIONS PRECEDENT

6.1 Documentary conditions precedent

The Payment Agent may not disburse the Loan unless the Trustee has received all of the documents and other evidence listed in Schedule 2 in a form and substance satisfactory to it at least three (3) days prior to Disbursement Date. The Trustee shall notify the Payment Agent and the Borrower promptly upon being so satisfied.

6.2 Further conditions precedent

The Initial Bondholders will only be obliged to make available the Loan to the Borrower if, on the *Disbursement Date:*

a) the representations and warranties contained in Clause 15 (Representations and warranties) are true and correct at such time;

b) no Event of Default has occurred, is continuing or would result from the making of the Loan; and

c) all terms and conditions of this Agreement have been fulfilled and continue to be fulfilled in a manner satisfactory to the Trustee.

6.3 Waiver of conditions precedent

The conditions specified in this Clause 6 are solely for the benefit of the Bondholders and may be waived on their behalf in whole or in part and with or without conditions by the Trustee

7 UTILISATION OF THE LOAN

The Borrower may utilise the Loan on the Disbursement Date.

8 REPAYMENT

The Loan shall be repaid by the Borrower in full on the Final Maturity Date together with accrued interest and all other amounts owing by the Borrowers under this Agreement. The Loan may not, either in full or in part, be repaid before Final Maturity Date

9 CHANGE OF CONTROL

If:

a) the Borrower, for any reason, ceases to own one hundred per cent. (100,00 %) of the voting or economic rights attached to the shares issued by any of the Subsidiaries of the Borrower (except for the voting or economic rights attached to the shares issued by SolEnergy AS (to be renamed ScanSolar AS, organisation number 980 807 371), ScanCell AS (organisation number 979 663 455) and ScanModule AB (organisation number 556610-2231)) or otherwise ceases to control any of the Group Companies; or

b) SGS, for any reason, ceases to own the ASIMI Shares,

(i) the Borrower shall promptly notify the Trustee upon becoming aware of such event; and

(ii) the Trustee may, by not less than thirty (30) days notice to the Borrower, cancel the Loan and declare all outstanding instalments, together with accrued interest, and all other amounts accrued under this Agreement immediately due and payable, whereupon the Loan will be cancelled and all such outstanding amounts will become immediately due and payable.

10 INTEREST

10.1 Interest rate

The rate of interest for the Loan is eight per cent. (8.00 %) per annum

10.2 Payment of interest

a) The Borrower shall pay accrued interest on each Interest Payment Date on the Bonds

b) The Borrower shall pay accrued interest (deducted any interest paid in accordance with paragraph a) above) on the Business Day falling 10 days after a Conversion Date on the Bonds converted on that Conversion Date

10.3 Default interest

If the Borrower fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount from the due date and up to the date of actual payment (both before and after judgment) at a rate determined by the Trustee to be two per cent. (2.00%) per annum higher than the Interest Rate Any interest accruing under this Clause 10 3 shall be immediately payable by the Borrower on demand by the Trustee Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at each Interest Payment Date applicable to that overdue amount, but will remain immediately due and payable

11 EXPENSES

11.1 Initial transaction expenses

The Borrower shall promptly on demand pay all Costs reasonably incurred by it in connection with the negotiation, preparation and execution of this Agreement and all other documents referred to in this Agreement

11.2 Amendment and enforcement costs, etc.

The Borrower shall promptly on demand pay the amount of all Costs reasonably incurred by Trustee in connection with:

a) any amendment, waiver or consent,

(i) requested by or on behalf of the Borrower; or

(ii) specifically allowed (but only where requested by or on behalf of the Borrower) by this Agreement; and

b) the preservation, protection, enforcement or maintenance of, or attempt to preserve or enforce, any of the rights of the Bondholders under this Agreement against the Borrower

11.3 Fee to the Trustee

The Borrower shall pay a fee to the Trustee, the amount of which is set out in a separate agreement between the Borrower and the Trustee. In addition, the Borrower shall on demand

cover extraordinary expenses incurred by the Trustee in connection with the Loan, such as summoning and holding Bondholder meetings and change of trustee, unless otherwise is specifically agreed (including (without limitation) the liability of the Borrower pursuant to Clause 22b) (Change of trustee))

12 PAYMENTS TERMS AND PROCEDURES

12.1 Payments to the Bondholders

All payments by the Borrower under this Agreement shall be made:

a) in USD; and

b) to a bank account with such office or bank as the Borrower's Account Manager may from time to time designate in writing to the Borrower for this purpose.

12.2 No set-off or counterclaim by the Borrower

All payments to be made by the Borrower under this Agreement shall be made without set-off or counterclaim

12.3 Payment on non-Business Days

If any sum payable by the Borrower under this Agreement shall become due on a day which is not a Business Day, the due date therefore shall be extended to the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

13 INDEMNITIES

13.1 Indemnities

a) The Borrower shall within three (3) Business Days of demand, indemnify the Trustee (on behalf of the Bondholders) against any costs, loss or liability incurred as a result of:

(i) the occurrence of any Event of Default; and/or

(ii) a failure by the Borrower to pay any amount due under this Agreement on its due date.

b) The Borrower shall indemnify the Trustee (except where the Trustee's loss is due to its own negligence or willful misconduct) for any economic losses suffered as a result of relying on the representations and information provided by the Borrower both prior to disbursement of the Loan, and during its life

13.2 Mitigation

Without in any way limiting the obligations of the Borrower hereunder, the Trustee shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or cancelled pursuant to Clause 13.1 (Indemnities).

14 CALCULATIONS

All sums falling due by way of interest, fees and commissions under this Agreement accrue from day-to-day and shall be calculated on the basis of the actual number of days elapsed and a calendar year of 360 days and for the actual number of days elapsed

Final draft

15 REPRESENTATIONS AND WARRANTIES

15.1 Representations and warranties of the Borrower

The Borrower represents and warrants to the Trustee (on behalf of the Bondholders) as follows:

15.1.1 Status

The Borrower is duly organised, validly existing as a private limited liability company (*aksjeselskap*) under the laws of Norway. The Borrower has the corporate power and authority to own its assets and carry on its business as it is presently being conducted in each jurisdiction in which it owns assets or carries on business.

15.1.2 Power and authority

The Borrower has the power to enter into and perform, and has taken all necessary corporate actions to authorise its entry into, performance and delivery of, this Agreement and the transactions therein contemplated.

15.1.3 Valid, binding and enforceable obligations

This Agreement will, when executed, constitute legal, valid and binding obligations of the Borrower, enforceable against it in accordance with their respective terms and conditions.

15.1.4 Non-conflict with other obligations

The entry into and performance of this Agreement by the Borrower and the transactions therein contemplated do not and will not conflict with:

a) any present law or regulation or any order or decree of any governmental agency or court by which it is bound (including Directive 91/308/EEC of the Council of the European Communities implemented to combat money laundering);

b) the articles of association or any other constitutional documents of the Borrower; or

c) any agreement or document to which it is a party or by which it or any of its assets are bound

15.1.5 Authorisations and consents

All authorisations, approvals, consents and other matters, official or otherwise, required by the Borrower in connection with the entering into, performance, validity and enforceability of this Agreement and the transactions therein contemplated have been obtained or effected (as appropriate) and are in full force and effect

15.1.6 Share capital

the Borrower has a share capital of NOK 298,290,140 divided into 14,914,507 shares, each with a nominal value of NOK20. A complete list of options, convertible loans and other rights to subscribe for new Shares is set out in Schedule 4 to this Agreement;

15.1.7 Taxes

The Borrower has complied with all material Taxation laws in all jurisdictions in which it is subject to Taxation and have paid all material Taxes and other amounts due to governments and other public bodies. No material claims are being asserted against it with respect to any Taxes or other payments due to public or governmental bodies

Final draft

15.1.8 No Event of Default

No Event of Default is outstanding or might result from the making of the Loan, and no other event is outstanding which constitutes or (with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition, or any combination of the foregoing) might constitute a default under any other agreement, undertaking or instrument relating to indebtedness to which the Borrower is a party or by which it or any of its assets may be bound

15.1.9 No misleading information

Any factual information, documents, exhibits or reports relating to the Group and which have been furnished to the Trustee by or on behalf of the Borrower are complete and correct in all material respects and do not contain any misstatement of fact or omit to state a fact making such information, documents, exhibits or reports materially misleading.

15.1.10 Original Accounts

a) *Complete and correct.* The Original Accounts fairly and accurately represent the assets and liabilities and the financial condition of the Borrower as at their respective dates, and have been prepared in accordance with GAAP, consistently applied from one year to another.

b) *No undisclosed liabilities.* As of the date of the Original Accounts, the Borrower had no material liabilities, direct or indirect, actual or contingent, and there are no material anticipated losses from any unfavourable commitments not disclosed by or reserved against in the Original Accounts or in the notes thereto.

c) *No material adverse change.* Since the date of the Original Accounts, there has been no material adverse change in the business, assets or financial condition of the Borrower

15.1.11 No other borrowings or guarantees

Except for the Permitted Indebtedness, the Borrower has no Financial Indebtedness other than as permitted by this Agreement.

15.1.12 Acquisition Documentation

The Borrower has the power to enter into and perform, and has taken all necessary corporate actions to authorise its entry into, performance and delivery of, the Acquisition Documentation and the transactions therein contemplated. The Acquisition Documentation will, when executed, constitute legal, valid and binding obligations of the parties thereto, enforceable against such parties in accordance with their respective terms and conditions.

15.1.13 Ownership to the ASiMI Shares

Upon the completion of the Acquisition:

a) SGS will have valid and good title to at least seventy-five per cent. (75.00 %) of the ASiMI Shares;

b) Silicon Technologies AS will have valid and good title to one hundred per cent. (100.00 %) of the shares issued by SGS; and

c) the Borrower will have valid and good title to one hundred per cent (100.00%) of the shares issued by Silicon Technologies AS.

15.1.14 Environmental compliance

The Borrower and each Group Company is in compliance with Clause 16.3 4 (Environmental compliance) and no circumstances have occurred which would prevent such compliance in a manner which has or is likely to have Material Adverse Effect.

15.1.15 Intellectual property

The Group has undisputed, valid and good title to the Intellectual Property

15.2 Repetition

The representations and warranties set out in this Clause 15 are made by the Borrower on the date of this Agreement and shall be deemed to be repeated on the Disbursement Date, each Conversion Date and on each Interest Payment Date with respect to the facts and circumstances at each time, as if made at each such time.

16 UNDERTAKINGS

16.1 General

The Borrower gives the undertakings set out in this Clause 16 to the Trustee (on behalf of the Bondholders). The undertakings in this Clause 16 shall remain in force from the date of this Agreement and for so long as any amount is outstanding hereunder.

16.2 Delivery of information and notifications

The Borrower undertakes as follows:

16.2.1 Financial Information

The Borrower shall supply to the Bondholders and Trustee:

a) as soon as reasonably practicable after the same are available (and in any event within ninety (90) days after the end of each financial year), the Annual Accounts of the Borrower for that financial year; and

b) as soon as reasonably practicable after the same are available (and in any event within sixty (60) days after each Quarter Date, respectively) the Quarterly Accounts for that Quarter,

all such accounts and other financial information to be prepared in accordance with GAAP, or, if not, such accounts and other financial information are to be accompanied by a certificate setting out the adjustments to be made, and showing such adjustments as having been made, as are necessary to produce the amounts and totals in such accounts that would have been produced if GAAP had been applied.

16.2.2 Other Information

As soon as reasonably practicable, the Borrower will send to the Trustee such financial and/or other information with respect to the business, operations or the financial condition of any Group Company as the Trustee may reasonably request.

16.2.3 Notification of litigations and other material events

The Borrower shall, promptly upon becoming aware of them, send the Trustee such relevant details of any:

a) material litigations, arbitrations or administrative proceedings which have been or might be started by or against any Group Company; and

b) other events which have occurred or might occur and which may have a Material Adverse Effect, as the Trustee may reasonably request.

16.2.4 Notification of defaults

The Borrower shall, promptly upon its occurrence or the Borrower becoming aware, notify the Trustee of any Event of Default which is continuing (and the steps, if any, being taken to remedy it)

16.3 Other general undertakings

16.3.1 Compliance with laws

The Group shall carry on its business in accordance with acknowledged, careful and sound practices and comply in all material respects with all laws and regulations it or they may be subject from time to time.

16.3.2 Conduct and change of business

The Borrower shall procure that the Group does not make any substantial change to the general nature or scope of, or engage in any other business than, the business carried on by the Group at the date of this Agreement, except ordinary business development, without the prior written consent of the Trustee.

16.3.3 Intellectual Property

The Borrower shall (and it shall ensure that each Group Company will):

a) preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the Group;

b) use reasonable endeavours to prevent infringement in any material respect of any Intellectual Property; and

c) make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property.

16.3.4 Environmental compliance

The Borrower shall (and it shall ensure that each Group Company will):

a) comply with all Environmental Laws; and

b) implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

16.3.5 Status of the Loan

The Borrower shall ensure that its obligations under this Agreement is subordinated other unsecured and unsubordinated obligations as of the date of this Agreement, including (without limitation) the EUR 31,000,000 senior subordinated convertible note issue 2003/2006 dated 24 September 2003 and made between the Borrower, Goldman Sachs International, Mithril GmbH and

Good Energies Investments B.V., but senior to future subordinated loans, notes or other financial obligations.

16.3.6 Financial Indebtedness restrictions

Except for the Permitted Financial Indebtedness, no Group Company shall enter into any new Financial Indebtedness, which, in the aggregate, is in excess of NOK 200,000,000 other than as consented to in writing by the Trustee.

16.3.7 Financial support restrictions

A Group Company shall not make any or allow to subsist any financial support (extension of loans or guarantees or similar commitments) to any person, which, in the aggregate, is in excess of NOK 50,000,000, without the prior written consent of the Trustee

17 CONVERSION OF BONDS TO SHARES

17.1 Conversion

The Bondholders may, on or prior to a Conversion Date, and provided that that Bondholder at the time of conversion is allowed to own Shares pursuant to the relevant legislation and the Borrower's articles of association, deliver a Conversion Request to its account manager, substantially in the form of Schedule 5, to convert the Bonds into new Shares The account manager of a Bondholder requesting conversion shall, upon receiving a Conversion Request, promptly forward the Conversion Request to the Borrower's Account Manager. The Borrower's Account Manager shall convert the Bonds into new Shares as soon as possible after the relevant Conversion Date.

Notwithstanding the above, conversion of Bonds to new Shares cannot take place before the Bonds have been registered with the Securities Depositary

17.2 Conversion price

Subject to Clause 17.5 (Adjustment to the conversion price), the conversion price per Share shall be NOK 255.

The conversion price shall be converted to USD based on the latest available official reference rates provided by the European Central Bank at http://www.ecb.int/stats/exchange/eurofxref/html/index.en.html. When determining the conversion price in USD, the exchange rate NOK/USD shall never be higher than NOK 10 for 1 USD.

Payment of the conversion price and the conversion to new Shares shall be made by way of set-off against each Bondholder's claim under the Bonds to be converted, and any surplus after the conversion of Bonds to new Shares shall be paid out to the Bondholders.

17.3 Shareholder rights

The new Shares issued to the Bondholders upon conversion shall have full rights in the Borrower from the date of issuance, including (without limitation) rights to dividend.

17.4 Corporate action

The Borrower shall ensure that the increase of its share capital resulting from a conversion is registered in the Norwegian Register of Business Enterprises (*Foretaksregisteret*) within 10 Business Days after the relevant Conversion Date. The Borrower shall further ensure that the holders of Bonds that are converted becomes registered as the owner of new Shares in the

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Borrower's shareholder registry without undue delay after the date of registration of the increase of the Borrower's share capital.

17.5 *Adjustments to the conversion price*

The conversion price is based on the assumption that the share capital of the Borrower remains unchanged until Final Maturity Date

If:

a) the general meeting of the Borrower or the board of directors of the Borrower, acting under an authorisation granted to it by the Borrower's general meeting, resolves to increase or reduce its share capital or issue subscription rights pursuant to the Norwegian Limited Liability Companies Act Chapter 11; or

b) in connection with liquidation, merger, de-merger or reorganising of the Borrower,

the conversion price shall be adjusted as follows:

1 On an issue of new Shares, in which shareholders have preferential rights to subscribe for the new Shares, the adjusted conversion price shall be calculated as follows:

$$\text{new conversion price} = \frac{\text{calculated price of diluted shares}}{\text{Share price}} \times \text{old conversion price}$$

provided, however, that if the application of the above formula would result in the new conversion price being higher than the old conversion price, no adjustment of the conversion price shall take place. For the purpose of the above formula, the Share price during the term of the loan shall be deemed to be:

(i) In the event the Shares are not listed when the share issue takes place: the amount determined by the Board of Directors of the Borrower to be the fair market value of the shares immediately prior to the share issue; or

(ii) In the event the Shares are listed when the share issue takes place: the weighted average of the official trading price of the share, in the event of a rights' issue, on the last day the shares are quoted including rights, or, in the event of any other issue, on the last day prior to the announcement of the share issue.

Calculated price of diluted shares is found by multiplying the share price by the number of shares prior to the issue, plus the issue price multiplied by the number of shares to be issued The total sum is divided by the total number of shares after the issue.

Notwithstanding the previous paragraphs, the conversion price shall not be adjusted upon the issue of new Shares to employees or Board members in the Borrower or any of the subsidiaries, provided, however, that the shares are issued to such personnel as part of an incentive scheme.

2 In the event of a bonus issue of new Shares (with the exception of shares issued in settlement of a merger offer), split or consolidation, the new conversion price shall be calculated as follows:

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$$\text{new conversion price} = \frac{\text{number of shares prior to bonus issue, split or consolidation}}{\text{Number of shares after bonus issue, split or consolidation}} \times \text{old conversion price}$$

In the event that the Shares are split into more than one class of shares, the conversion right shall, if permissible according to Norwegian law, be adjusted so that a Bondholder's interest in the separate share classes remains unchanged, regardless of whether the Bondholder elects to convert prior to, or after the date on which the shares are quoted post split.

3 If any changes made in the Borrower's share capital other than those mentioned in the clauses 1 and 2 above, excluding any rights issue made after a listing of the shares of the Borrower on a stock exchange, are causing a dilution to the disfavour of the Bondholders, the conversion price shall be adjusted appropriately according to the principle that the economic position of the Bondholders shall remain as close as possible to what it was before such change.

4 In the event that any legal provision should limit the adjustment of the conversion price (e.g. the prohibition in the Norwegian Limited Liability Companies Act against conversion prices under par value), the Borrower shall compensate the Bondholders fully in cash.

5 In the event of the Borrower merging into another company (in accordance with applicable legislation in force at the time of such merger), it shall provide the Bondholders with the right to transfer their bonds into convertible bonds in the merged company in accordance with the exchange ratio agreed in the merger.

If a Bondholder does not elect to exercise his/her rights as set out above, the conversion right will, on completion of the merger, be transferred to shares in the acquiring company, on terms adjusted for the exchange ratio applied in the merger.

The Bondholder shall receive written notice of the merger by the Borrower or the Securities Depository no later than 5 Business Days after the announcement referred to in the *Norwegian Limited Liability Companies Act, Section 13-12* has been made. The notification shall expressly refer to the provisions of this section.

6 If the Borrower makes an Extraordinary Distribution in cash or in specie to its shareholders prior to the maturity date or conversion (whether as a dividend, a reduction of the share capital, a repurchase of shares, a de-merger or in any other form), the Bondholders shall be entitled to participate in such distribution as if conversion of the bonds had taken place immediately prior to the record date for such distribution.

For the purposes of this paragraph an **"Extraordinary Distribution"** shall mean (i) any distribution in specie, and (ii) any distribution in cash per year which exceeds the net profit of the Borrower in the accounting year preceding the year of distribution or which exceeds NOK 10 per share (the amount of NOK 10 to be adjusted in accordance with the formula in section 2 above in the event of a bonus issue, split or consolidation of the shares of the Borrower). Should the Borrower make a distribution, which is not an Extraordinary Distribution (for example an ordinary cash dividend) to its shareholders, the conversion price shall be reduced by the amount distributed per share.

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18 EVENTS OF DEFAULT

18.1 Events of Default

Each of the events or circumstances set out in this Clause 18 shall constitute an Event of Default (whether or not caused by any reason whatsoever outside the control of the Borrower or any other person):

18.1.1 Non-payment

The Borrower fails to pay on the due date thereof any sum payable by it under this Agreement at the place, and in the currency, in which it is expressed to be payable, provided that such failure to pay shall not be an Event of Default if it occurs solely for administrative or technical reasons affecting the transfer of funds despite timely payment instructions by the Borrower and that payment is received within three (3) Business Days after the Trustee has given notice thereof to the Borrower.

18.1.2 Breach of other obligations

The Borrower does not comply with any provision of this Agreement (other than those referred to in Clause 18.1.1 (Non-payment), provided that such breach shall not constitute an Event of Default if:

a) the breach is capable of remedy; and

b) the breach is remedied to the satisfaction of the Trustee within thirty (30) days

18.1.3 Misrepresentations

Any representation, warranty or statement made by the Borrower under this Agreement or in connection therewith or thereunder is or proves to have been incorrect, inaccurate or misleading in any material respect when made or deemed made or repeated

18.1.4 Cross default

Any Financial Indebtedness of any Group Company in excess of, in the aggregate, USD 1,000,000 (or its equivalent in any other currency) under any other agreements or documents:

a) is declared due and payable prior to its specified maturity as a result of an event of default (howsoever described); or

b) any creditor of the Borrower becomes entitled to declare any such Financial Indebtedness prematurely due and payable as a result of a default thereunder

18.1.5 Term Loan Agreement

An Event of Default occurs (and is continuing) under the Term Loan Agreement.

18.1.6 Control of the ASIMI Shares

a) SGS fails to control, at least seventy-five per cent. (75.00 %) of the ASIMI Shares;

b) Silicon Technologies AS fails to control one hundred per cent. (100 00 %) of the shares issued by SGS; and

c) the Borrower fails to control one hundred per cent. (100 00 %) of the shares issued by Silicon Technologies AS.

18.1.7 Insolvency

Any Group Company:

a) is, or for the purposes of law is deemed to be, unable to pay its debts as they fall due or becomes insolvent, or admits inability or intention not to pay its debts as they are due;

b) by reason solely of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to the readjustment or rescheduling of any of its indebtedness, or any step is taken with a view to an arrangement with any creditors of the Borrower;

c) convenes a meeting for the purpose of considering any resolution for its winding-up or its administration or any such resolution is passed, ordered or requested; or

d) takes any other step (including petition (other than a frivolous petition), proposal or conveying of a meeting) with a view to commence administration, liquidation, winding-up, dissolution, general debt negotiations or any other insolvency proceedings.

18.1.8 Appointment of liquidator or analogous proceedings

Any liquidator, administrator or the like is appointed or requested to be appointed in respect of any Group Company, or if there occurs any event which, in the reasonable opinion of the Trustee, appears to correspond with those mentioned in Clause 18 1.7 (Insolvency).

18.1.9 Impossibility or illegality

It is or becomes impossible or unlawful for any Group Company to fulfil or perform any of the terms of this Agreement or any of the terms of the other this Agreement.

18.1.10 Litigation

There is current, pending or threatened any claims, litigation, arbitration or administrative proceedings against any Group Company which might, if adversely determined, may have a Material Adverse Effect.

18.1.11 Material adverse change

Any other event or series of events occurs in relation to the Group which, in the reasonable opinion of the Trustee, may have a Material Adverse Effect.

18.2 Acceleration

Upon the occurrence of an Event of Default, the Trustee may:

a) by notice to the Borrower, without prejudice to any part of the Loan advanced hereunder, cancel the Subscription Amounts whereupon they shall immediately be cancelled;

b) declare that all or part of any amounts outstanding under this Agreement, be either immediately due and payable and/or payable upon demand, whereupon the same shall become either immediately due and payable or payable on demand; and/or

c) with or without notice to the Borrower, take any other action, exercise any other right or pursue any other remedy conferred upon the Trustee by this Agreement or by any applicable law or regulation as a consequence of such Event of Default.

18.3 No individual rights of Bondholders

No individual Bondholder or group of Bondholders shall separately be entitled to demand payment or enforcement of its Bonds directly from the Borrower.

19 AUTHORITY OF THE BONDHOLDERS' MEETING AND THE TRUSTEE

19.1 Authority of Bondholders' meetings

a) To the extent creditor's approval is required according to law, regulation or agreement, the Bondholders' meeting may make decisions in all questions concerning the Loan, such as:

(i) change of Trustee;

(ii) change of Borrower

(iii) changes to this Agreement regarding interest, payment, maturity or other conditions;

(iv) changes in the Borrower's corporate structure, such as mergers, demergers, capital reduction or conversion;

(v) approve the sale, mortgaging or other transactions concerning the Borrower's assets; or

(vi) declaring the Loan to be in default.

The Bondholders' meeting may attach conditions to its decisions

b) The Bondholders' meeting cannot make decisions that are liable to give certain Bondholders or others an unreasonable advantage at the expense of other Bondholders.

19.2 Authority of the Trustee

a) The Trustee alone can make a decision as mentioned in Clause 19.1 (Authority of bondholders' meetings), paragraphs (iv) and (v), provided that:

(i) the changes in the Borrower's corporate structure are not, in the Trustee's reasonable judgement, of significant importance for the fulfilment of the Loan Agreement; or

(ii) any security provided by the Borrower in connection with the change offers, in the reasonable opinion of the Trustee, adequate security for the fulfilment of the Loan.

The Trustee can make a decision regarding other changes in the Loan Agreement as mentioned in Clause 20.1 (Authority of bondholders' meetings), provided that the matters in question are, in the Trustee's reasonable judgement, of minor importance to the Bondholders' financial and legal rights in the Loan. Before such a decision is made, the Bondholders shall be notified in writing through the Securities Depository. The notification shall clearly describe the proposal and the Trustee's opinion of it, and shall also inform that the proposal cannot be approved by the Trustee alone, should any Bondholder submit a written protest against the proposal, and such protest is dispatched within a

time limit which shall not be shorter than 5 - five - Business Days from the dispatch of the notification.

The Trustee may attach conditions to its decision.

The Trustee cannot make a decision under this Agreement that is liable to give certain Bondholders or other parties unreasonable advantages at the expense of other Bondholders.

b) The Trustee is free, subject to the foregoing, to submit any question to the Bondholders' meeting

c) The Trustee has the right and obligation to implement all decisions validly made at the Bondholders' meeting

19.3 *Notification of decisions*

The Borrower and the Bondholders shall be notified of decisions made in accordance with Clauses Clause 19.1 (Authority of bondholders' meetings) and 19.2 (Authority of the Trustee) as soon as possible and in a suitable manner.

20 PROCEDURAL RULES

a) A Bondholders' meeting shall be held at the request of:

(i) the Borrower,

(ii) Bondholders representing at least 1/10 of the Bonds; or

(iii) the Trustee.

A request of a Bondholders' meeting shall be made in writing and clearly state the matters to be discussed. The request shall be sent to the Trustee

b) The Bondholders' meeting shall be summoned by the Trustee pursuant to the provisions of paragraph c) below

If the Trustee, within five Business Days after having received such request, has not complied with a valid request for a Bondholders' meeting as set forth in paragraph a) above, then the Borrower or the relevant Bondholder(s) has the right to summon the meeting pursuant to the provisions of paragraph c) below.

c) The notice of a Bondholders' meeting shall be dispatched and if necessary notified at the latest five Business Days before the date of the meeting

The notice shall be effected by written notification through the Securities Depository to every Bondholder with known place of residence. The notification through the Securities Depository shall also state the number of Bonds in the Loan (print-out) owned by the Bondholder in question at the time the print-out is made.

The notice shall clearly state the matters to be discussed at the Bondholders' meeting, the provisions of this Agreement on which the request is based, and state that the relevant documents are available from the Trustee, the Borrower or at such other place as stated

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in the notice. If any change of this Agreement has been proposed, the main content of the proposal shall be stated in the notice.

The Bondholders' meeting can only resolve the matters expressly stated in the notice, unless all the Bondholders agree otherwise.

If, in order to make a valid decision, it is necessary to hold a new Bondholders' meeting and discuss the matter a second time pursuant to Clause 21 (Repeated bondholders' meeting), such new Bondholders' meeting cannot be summoned before the first meeting has been held. The notice to the second meeting shall inform of the turnout and result of the vote at the first Bondholders' meeting.

d) The meeting shall be held at the premises of the Trustee or at premises designated by the Trustee.

The meeting shall be chaired by the Trustee, unless the Bondholders' meeting decides otherwise. If the Trustee is not present, the meeting shall be chaired by a Bondholder or a representative of the Bondholders, elected by the Bondholders

The minutes of the meeting shall be kept, showing the Bondholders present in the meeting - in person or by proxy - as well as how many votes each Bondholder can cast. Further, the decisions made at the meeting, as well as the result of the vote, shall be recorded The minutes shall be signed by the chairman and two Bondholders. The minutes shall be kept in a safe manner by the Trustee, and shall be available to the Bondholders

e) Bondholders, the Borrower and the Trustee have the right to attend the Bondholders' meeting. The Bondholders' meeting can grant entrance to the meeting to other parties. The participants at the meeting have the right to meet with an advisor and/or by proxy.

f) At the Bondholders' meeting each Bondholder has one vote for each Bond he owns. The notification of the number of Bonds in the Loan (print-out) which was sent to each Bondholder through the Securities Depository in the notice to the meeting, see paragraph c) above, serves as proof of ownership of the Bonds and of each owner's right to vote. In the event that Bonds have been transferred after the print-out was made, the new Bondholder must bring to the meeting the original notice and the print-out, endorsed so as to document the transfer.

In case of doubt, the Bondholders' meeting decides which Bondholders can vote and how many votes each one has.

g) In order for the Bondholders' meeting to be able to make valid decisions, Bondholders representing at least 2/10 of the Bonds must be represented, see however Clause 21 (Repeated bondholders' meeting).

In the event that the Bondholders present represent less than 5/10 of the Bonds, decisions may only be made by a 2/3 majority of the Bonds represented. If the Bondholders present represent 5/10 or more of the Bonds, valid decisions may be made by a simple majority, see however paragraph h) below.

h) In the following matters, a majority of 2/3 of the Bonds represented at the meeting must vote in favour of the decision:

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(i) change of Trustee;

(ii) change of Borrower;

(iii) changes in the terms and conditions of this Agreement, including interest, maturity, term and security/collateral; or

(iv) corporate or business changes in the Borrower that require the Bondholders' consent and that are of material importance for the Borrower's fulfilment of this Agreement.

i) In all matters where unanimity is not attained, the voting shall be in writing and the number of votes shall be recorded in the minutes of the meeting. In the case of a tie in the votes, the matter shall be decided by the chairman, even if he is not a Bondholder or proxy

Decisions made at a Bondholders' meeting which entail changes to the Loan Agreement shall be attached to the Loan Agreement in the form of a certified copy of the minutes of the meeting.

21 REPEATED BONDHOLDERS' MEETING

In the event that less than 2/10 of the Bonds are represented, a valid decision may not be made at the first Bondholders' meeting at which the matter is discussed. After a new meeting has been summoned and the matter discussed a second time, a valid decision may be made pursuant to the voting rules set forth in Clause 20 above. The latter applies also to cases in which less than 2/10 of the Bonds are represented.

22 CHANGE OF TRUSTEE

a) In the event that the Borrower and/or the Bondholders wish to replace the Trustee pursuant to Clause 19.1a)(i), or a change of Trustee is necessary according to law, regulation or ordinance, or Trustee has requested such change, the Trustee shall immediately summon a Bondholders' meeting to decide on the matter.

The Trustee being replaced shall suggest to the Bondholders meeting a new trustee. The Bondholders and/or the Borrower or, if the Loan is listed, the relevant exchange may submit proposals.

The Bondholders and if the Loan is listed, the relevant exchange shall after the Bondholders' meeting, be notified of the decision and the date on which the change of trustee becomes effective.

b) The Trustee shall continue to discharge its duties until the new trustee has been elected In the event that the Trustee does not fulfil its obligations, or the interests of the Bondholders suffer, the Bondholders may nominate a new, temporary trustee The Borrower is liable for costs incurred by nomination of a temporary trustee, but can, either in whole or in part, demand reimbursement from the former Trustee, in the event that the change of trustee is due to breach of duty pursuant to the provisions of this Agreement, or other circumstances for which the former Trustee is responsible.

c) The Trustee shall co-operate so that the new trustee is given, without undue delay after the Bondholders' meeting, the documents and information necessary to perform his

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functions and duties under this Agreement. The Trustee shall provide a summary of its status under this Agreement.

23 *NOTICES*

23.1 Communication in writing

Any communication to be made under or in connection with this Agreement shall be made in writing, by letter, telefax or e-mail. Any such notice or communication addressed as provided in Clause 23.2 (Addresses for notices) will be deemed to be given or made as follows:

a) if by letter, when delivered at the address of the relevant Party;

b) if by telefax or e-mail, when received

However, a notice given in accordance with the above, but received on a day which is not a Business Day or after 16:00 hours in the place of receipt, will only be deemed to be given at 9:00 hours on the next Business Day in that place

23.2 Addresses for notices

Any communication or document to be made under or in connection with this Agreement shall be made or delivered to the address, telefax number and/or e-mail address of each Party and marked for the attention of the department or persons set out below:

If to the Trustee: **Norsk Tillitsmann ASA**
P.O. Box 1470 Vika
N-0116 Oslo, Norway
Att: Tina Bergstrøm
Telefax No: + 47 22 87 94 10
E-mail: bergstrom@trustee.no

If to the Borrower: **Renewable Energy Corporation AS**
Veritasveien 14
P.O. Box 280
N-1323 Høvik, Norway
Att: Jon André Løkke
Telefax No: +47 67 81 52 01
E-mail: jon.andre.lokke@rec-pv.com

or such other address and/or telefax number and/or e-mail address marked for such other attention as one Party may notify to the other Party by not less than five (5) Business Days' prior notice.

23.3 Language

Communication to be given by one Party to another under this Agreement shall be given in the English language or, if not in English, be accompanied by a certified English translation and, in this case, the English translation shall prevail unless the document is a statutory or other official document

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24 MISCELLANEOUS

24.1 Remedies and waivers

No delay or failure by the Bondholders or Trustee to exercise any right or remedy under this Agreement shall operate or be construed as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy The rights and remedies of the Bondholders and the Trustee under this Agreement are cumulative and may be exercised as often as necessary and do not exclude any rights of the Bondholders under general law in any jurisdiction

24.2 Amendments and waivers

No term of this Agreement may be amended or waived without the written consent of both the Borrower and the Trustee

24.3 Separable provisions

The provisions of this Agreement are separable and, if any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect in any competent jurisdiction, this shall not affect the legality, validity or enforceability of such provisions in that or any other jurisdiction or the legality, validity or enforceability of the remaining provisions of this Agreement in that or any other jurisdiction.

24.4 *Governing law*

This Agreement shall be governed by and construed in accordance with Norwegian law.

24.5 *Jurisdiction*

For the benefit of the Trustee, the Borrower agrees that the courts of Norway have jurisdiction to settle any disputes arising out of or in connection with this Agreement, and the Borrower accordingly submits to the non-exclusive jurisdiction of the Oslo District Court (*Oslo Tingrett*).

Nothing in this Clause 24.5 shall limit the right of the Trustee to commence proceedings against the Borrower in any other court of competent jurisdiction.

* * *

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SCHEDULE 1
INITIAL BONDHOLDERS AND SUBSCRIPTION AMOUNTS
(TO BE COMPLETED AFTER THE EXPIRY OF THE SUBSCRIPTION PERIOD)

Initial Bondholders:	Number of Bonds:	Subscription Amount:
Good Energies Investments B V		USD [ ]
Elkem ASA		USD [ ]
Hafslund Venture AS		USD [ ]
[ ]		USD [ ]
[ ]		USD [ ]
[ ]		USD [ ]
Total subscription amount:		***USD 140,000,000***

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SCHEDULE 2
CONDITIONS PRECEDENT

The obligation of the Initial Bondholders to make available to the Borrower their Subscription Amounts under this Agreement is subject to the receipt by the Trustee of the following documents:

1 Certified copies of:

a) the articles of association (*vedtekter*) of the Borrower;

b) the company certificate (*firmaattest*) of the Borrower;

c) a resolution passed at a meeting of the shareholders of the Borrower, evidencing the issuance of the Bonds upon the terms and conditions as set forth in this Agreement;

d) a resolution passed at a meeting of the board of the directors of the Borrower, evidencing the approval of the terms and transactions contemplated by the Acquisition Documents and this Agreement, and authorising named persons to execute the latter its behalf;

e) a resolution passed at a meeting of the board of directors of SGS, evidencing the approval of the Acquisition Documents, and authorising named persons to execute same on its behalf

2 This Agreement duly executed by all parties thereto, either by way of execution of this Agreement or by accepting the main terms and conditions of this Agreement through the execution of subscription forms when subscribing for the Loan

3 A copy of:

a) the Acquisition Documentation; and

b) the Original Accounts.

4 Confirmation from the Borrower that all consents, filings and notarisations necessary for any of the transactions contemplated by the Acquisition Documentation and the Finance Documents and their validity and enforceability have been obtained and are in full force and effect (in form and substance satisfactory to the Trustee)

5 Confirmation that the Loan has been registered in a Securities Depositary.

Final draft

SCHEDULE 3
RESOLUTION OF THE GENERAL MEETING OF RENEWABLE ENERGY CORPORATION AS

Extract from the resolution made by the general meeting of Renewable Energy Corporation on 8 July 2005:

"Renewable Energy Corporation AS issues a subordinated loan in the aggregate amount of USD 140,000,000 with right for the lenders to demand the Loan converted into shares in the Company on the condition that the lenders claims are set-off against their obligation to pay for the shares, cf. the Limited Liability Companies Act, section 11-1. The loan shall be based on the following main conditions:

(i) *The total Loan amount is USD 140,000,000*

(ii) *The shareholders have preferential rights to subscribe for the Loan according to the Limited Liability Companies Act section 11-4, provided, that the shareholders' preferential rights to subscribe for the Loan shall be waived, whereby Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH, as lenders under an existing convertible loan agreement dated 24 September 2003, will also be given the right to subscribe for the Loan together with the shareholders. These lenders will be given the right to subscribe for the Loan as if they had converted the existing convertible loan to shares in the company*

(iii) *The Loan shall be subscribed for on a special subscription form. Deadline for subscription and payment of the Loan is 22 July 2005 (16.00 CET)*

(iv) *The Loan will be divided into bonds, each wit a par value of USD 1. A total of 140,000,000 bonds will be issued, equalling the total Loan amount of USD 140,000,000 exclusive interest. The number of bonds to which each shareholder will be entitled, will be rounded up or down to the nearest whole bond. The convertible bonds shall be registered with the Central Securities Depository (VPS)*

(v) *The Loan shall be subscribed for at face value (par value)*

(vi) *Each shareholder, together with each lender under the existing convertible loan agreement, dated 24 September 2003 as mentioned in section (ii), can subscribe for the Loan on a pro rata basis. Oversubscription is permitted. To the extent the shareholders or lenders do not use their preferential rights to subscribe for the Loan, the amount of the Loan not subscribed for will be divided between the subscribing shareholders and lenders on a pro rata basis according to the principles of the Limited Liability Companies Act section 10-4*

(vii) *Interest on the Loan is 8.00 percent per annum (fixed)*

(viii) *The principal of the Loan shall be subordinated to all other creditors of the Company, including the convertible loan dated 24 September 2003 and issued to Mithril GmbH, Good Energies Investments B.V. and Goldman Sachs International*

Final draft

(ix) *The amount subscribed for according to the preferential rights of the shareholders and lenders as explained in (ii) above shall be paid simultaneously with the subscription The latest day for payment of the amount subscribed for according to the preferential rights will therefore be 22 July 2005. The amount subscribed for as oversubscription shall be paid within 1 August 2005*

(x) *The maturity date, i.e. the final date for repayment of the Loan, is 1 December 2006 The Loan may not be prepaid by REC prior to the maturity date*

(xi) *Provided that the bondholder at the time of conversion is allowed ownership in the Company in accordance with Norwegian legislation and the company's Articles of Association, the bond can be converted to shares in REC on given dates in the Loan period*

(xii) *The conversion price is NOK 255 per share, with possible adjustments that may follow from the adjustment provisions explained in Section 4.6. Payment of the subscription price (conversion) shall be made through set-off of the bondholders claim against the company. Accrued interest cannot be used for conversion to shares. At conversion, the number of shares to which the bondholder will be entitled will be rounded down to the nearest whole share*

(xiii) *The conversion price in USD shall be fixed on the basis of the exchange rate on the date when the demand for conversion is made. However, the exchange rate NOK/USD shall never be higher than NOK 10 per USD [can this be set to 8 or maybe a range 6-8]*

(xiv) *Conversion cannot take place before the bonds have been registered with the Central Securities Depository (VPS)*

(xv) *The right of conversion cannot be separated from the bonds. The Loan and the bonds are freely transferable*

(xvi) *Shares issued through conversion shall have full rights from the time of conversion, including the right for dividend*

(xvii) *Beyond what is explicitly set out in this item (xvii), the bondholders shall not have any rights in connection with the company's decision for increase or decrease of the share capital, regarding new decisions for issue of subscription rights as set out in the Limited Liability Companies Act, chapter 11, or in connection with liquidation, merger, de-merger or reorganising. However, the bondholders shall have the following rights:*

1. *On an issue of new shares in the company, in which shareholders have preferential rights to subscribe for the new shares, the adjusted conversion price shall be calculated as follows:*

$$\text{new conversion price} = \frac{\text{calculated price of diluted shares}}{\text{Share price}} \times \text{old conversion price}$$

provided, however, that if the application of the above formula would result in the new conversion price being higher than the old conversion price, no adjustment of the conversion price shall take place. For the purpose of the

902036/8 32

above formula, the share price during the term of the loan shall be deemed to be:

(i) *In the event the company's shares are not listed when the share issue takes place: the amount determined by the Board of Directors of the company to be the fair market value of the shares immediately prior to the share issue; or*

(ii) *In the event the company's shares are listed when the share issue takes place: the weighted average of the official trading price of the share, in the event of a rights' issue, on the last day the shares are quoted including rights, or, in the event of any other issue, on the last day prior to the announcement of the share issue.*

Calculated price of diluted shares is found by multiplying the share price by the number of shares prior to the issue, plus the issue price multiplied by the number of shares to be issued. The total sum is divided by the total number of shares after the issue.

Notwithstanding the previous paragraphs, the conversion price shall not be adjusted upon the issue of new shares in the company to employees or Board members in the company or any of the subsidiaries, provided, however, that the shares are issued to such personnel as part of an incentive scheme.

2. *In the event of a bonus issue of new shares in the company (with the exception of shares issued in settlement of a merger offer), split or consolidation, the new conversion price shall be calculated as follows:*

$$\text{new conversion price} = \frac{\text{number of shares prior to bonus issue, split or consolidation}}{\text{Number of shares after bonus issue, split or consolidation}} \times \text{old conversion price}$$

In the event that the shares are split into more than one class of shares, the conversion right shall, if permissible according to Norwegian law, be adjusted so that the bondholder's interest in the separate share classes remains unchanged, regardless of whether the bondholder elects to convert prior to, or after the date on which the shares are quoted post split.

3. *If any changes made in the company's share capital other than those mentioned in the clauses a) and b) above, excluding any right issue made after a listing of the shares of the company at a stock exchange, are causing a dilution to the disfavour of the bondholders, the conversion price shall be adjusted appropriately according to the principle that the economic position of the bondholders shall remain as close as possible to what it was before such change.*

4. *In the event that any legal provision should limit the adjustment of the conversion price (e.g. the prohibition in the Limited Liability Companies Act against conversion prices under par value), the company shall compensate the bondholders fully in cash.*

Final draft

5. *In the event of the company merging into another company (in accordance with applicable legislation in force at the time of such merger), it shall provide the bondholders with the right to transfer their bonds into convertible bonds in the merged company in accordance with the exchange ratio agreed in the merger.*

If the bondholder does not elect to exercise his/her rights as set out above, the conversion right will, on completion of the merger, be transferred to shares in the acquiring company, on terms adjusted for the exchange ratio applied in the merger.

The bondholder shall receive written notice of the merger by the company or the Securities Depository no later than 5 Banking Days after the announcement referred to in the Norwegian Companies Act § 13-12 has been made. The notification shall expressly refer to the provisions of this section.

6. *If the company makes an Extraordinary Distribution in cash or in specie to its shareholders prior to the maturity date or conversion (whether as a dividend, a reduction of the share capital, a repurchase of shares, a de-merger or in any other form), the bondholders shall be entitled to participate in such distribution as if conversion of the bonds had taken place immediately prior to the record date for such distribution.*

For the purposes of this section an " Extraordinary Distribution" shall mean (i) any distribution in specie, and (ii) any distribution in cash per year which exceeds the net profit of the company in the accounting year preceding the year of distribution or which exceeds NOK 10 per share (the amount of NOK 10 to be adjusted in accordance with the formula in section 2 above in the event of a bonus issue, split or consolidation of the shares of the company). Should the company make a distribution, which is not an Extraordinary Distribution (for example an ordinary cash dividend) to its shareholders, the conversion price shall be reduced by the amount distributed per share."

(xviii) The loan amount shall be paid directly to the company and the company shall have the right to dispose the loan amount prior to registration of the loan in the Register of Business Enterprises "

Final draft

SCHEDULE 4
LIST OF OPTIONS, CONVERTIBLE LOANS AND OTHER RIGHTS TO SUBSCRIBE FOR SHARES IN THE BORROWER

1 Options:

N/A

2 Convertible bonds:

Name	Shares that may be issued*
Goldman Sachs International	1,050,127
Mithril GmbH	700,085
Good Energies Investments B.V.	420,051
Total	**2,170,263**

*Under the assumption that there will be no adjustments to the conversion terms under the EUR 31,000,000 senior subordinated convertible note issue 2003/2006 dated 24 September 2003 and made between the Borrower, Goldman Sachs International, Mithril GmbH and Good Energies Investments B.V.

3 Other rights to subscribe for shares in the Borrower:

N/A

902036/8 35

Final draft

SCHEDULE 5
FORM OF CONVERSION REQUEST

To: *[The account operator of the Bondholder]*

From: *[Bondholder]*

Date: [ ]

RENEWABLE ENERGY CORPORATION AS – USD 140,000,000 CONVERTIBLE TERM LOAN FACILITY AGREEMENT DATED [ ] JULY 2005 (THE "CONVERTIBLE LOAN AGREEMENT")

We refer to Clause 17 (Conversion of Bonds to Shares) of the above Convertible Loan Agreement. Capitalised terms defined in the Convertible Loan Agreement shall have the same meaning when used in this Conversion Request.

1 As at the date hereof, I/We own [ ] *[Insert number of Bonds]* Bonds, registered on my/our VPS account number [ ] *[Insert number of account]*.

2 You are hereby irrevocably notified that I/we wish to convert [ ] *[Insert number of Bonds]* Bonds into Shares pursuant to the terms and conditions of the Convertible Loan Agreement on the next Conversion Date, being [ ] *[Insert the relevant Conversion Date]*.

3 I/we confirm that, as of the Conversion Date:

a) I am/we are allowed to own Shares pursuant to the relevant legislation and the Borrower's articles of association; and

b) payment of the conversion price and the conversion to new Shares shall be made by way of set-off against my/our claim under the Bonds to be converted.

4 Once the Shares have been issued by you, they should be transferred to my/our VPS account number [ ] *[insert number of account]* and the Bonds to be converted shall be deleted from my/our VPS account. Any surplus amount shall be transferred to my/our bank account number [ ] *[insert number of account]*.

5 I hereby give DnB NOR Verdipapirservice the authority to take any necessary action to procure the conversion of Bonds to Shares described herein in accordance with the terms of the Convertible Loan Agreement.

Place: ____________ Date: ____________

____

[signature/authorised signatory(ies)]

902036/8 36

Final draft

SIGNATORIES

Borrower:
Renewable Energy Corporation AS

By: ______________________
Name:
Title:

Trustee:
Norsk Tillitsmann ASA

By: ______________________
Name:
Title:

902036/8 37

Appendix II 2004 annual report


Solar-powered growth
REC
04
Annual Report
1996
Vision
Mission
657
5
plants

REC
2004
Annual Report

Renewable Energy Corporation (REC) is a significant player in the international solar energy industry. Through 2004 we have unified our resources behind an ambitious growth plan. Our growth is powered by a surge in the demand for solar energy and our own consolidation and a dominant position in the upstream part of the value chain.

OUTPACING A HIGH-GROWTH MARKET. The market for solar power has grown by an average of 37 percent each year since 1997, from 128 to 1140 MW produced cell capacity. In the same period REC's production of wafers has grown from zero to a run rate at the beginning of 2005 of 162 MW [illegible] We have [illegible] to maintain this strong performance.

COST LEADERSHIP THROUGH INDUSTRIALISATION. [illegible] industry is being shifted from [illegible] of the value chain, we are able to further strengthen our cost position and pioneer the industrialisation of the solar power business.

ROBUST STRATEGY WITH BALANCED RISKS. REC is exposed to the typical risks of an industry in a phase of rapid growth. We respond to these risks with a robust technology strategy, a unique and strong upstream position and long-term downstream contracts. Operational risks are reduced by our proven industrial process competence.

CONTENTS

[illegible]

	Description	Key figures (in NOK million)	2004	2003
Group	Renewable Energy Corporation (REC) is a significant player in the international solar energy industry. [illegible]	Sales	1 418	713
		EBITDA	155	-31
		EBIT	-4	-162
		Profit/loss before tax	-52	-245
		Employees	657	546
		EBITDA margin	10.9%	n/a
		EBIT margin	n/a	n/a
Solar Grade Silicon (SGS)	[illegible]	Sales	534	193
		EBITDA	42	-9
		EBIT	41	-10
		Profit/loss before tax	40	-17
		Employees	175	167
		EBITDA margin	7.8%	n/a
		EBIT margin	4.7%	n/a
ScanWafer	[illegible]	Sales	884	610
		EBITDA	149	39
		EBIT	69	-30
		Profit/loss before tax	46	-81
		Employees	316	277
		EBITDA margin	16.9%	6.3%
		EBIT margin	7.7%	n/a
ScanCell	[illegible]	Sales	144	21
		EBITDA	7	-18
		EBIT	-8	-26
		Profit/loss before tax	-11	-28
		Employees	68	57
		EBITDA margin	5.1%	n/a
		EBIT margin	n/a	n/a
ScanModule	[illegible]	Sales	129	7
		EBITDA	-14	-6
		EBIT	-17	-7
		Profit/loss before tax	-19	-6
		Employees	70	18
		EBITDA margin	n/a	n/a
		EBIT margin	n/a	n/a
SolEnergy	[illegible]	Sales	7	2
		EBITDA	-2	-7
		EBIT	[illegible]	-11
		Profit/loss before tax	-11	-15
		Employees	15	13
		EBITDA margin	n/a	n/a
		EBIT margin	n/a	n/a

[illegible]


Highlights
Strategy
04
Results
99%
17%
2005
Dr. Alf Bjørseth
President and CEO

A letter from Alf Bjørseth, President and CEO

Consolidating for growth

Developments in 2004 have confirmed that the global solar energy industry is fast becoming a significant business, with total global revenues exceeding [illegible] billion USD. In some areas, solar energy is already competitive with electricity generated from conventional sources, and will in the years ahead become competitive in even more countries. The year has also demonstrated REC's ability to operate profitably and take leadership [illegible] [illegible]

When ScanWafer started production in 1997, the facilities were designed for an annual production of wafers with the capacity to generate 10 MW of cells. Eight years later this production capacity has grown by a factor of 20. This development is fuelled by a surge in market demand, which also has confirmed the position of crystalline silicon wafers as the preferred technology for generating electricity from solar energy. Equally important, the development reflects REC's ability to grow with - and even outpace - the market through technology and cost leadership.

[illegible]

The further development of REC will rest on the same two pillars that we have based our business on so far. First, we will constantly strive to improve production technology in our plants in order to reduce cost in all phases of manufacturing. This will contribute to making solar energy a more cost-effective and attractive energy source and improve our own competitive position. Secondly, we will continue to build long-term relations and grow with our customers. These priorities are supported by a strategic choice that has been made explicit during 2004: We will focus on the upstream part of the value chain - the production of solar grade silicon and wafers. This is where REC has its strongest competitive advantages. Through SGS - our US factory for production of solar grade silicon - we have unique access to solar grade silicon feedstock, which is an acutely scarce resource in the industry today. Having access to both technology and production competence, REC is prepared to expand further in this important business area. We also possess a unique and proprietary technology for wafer production which is being constantly refined and developed. This is a good basis for further expansion of wafer production capacity in the years to come.

In parallel with our strong focus on multicrystalline silicon technology, we are also open for technology [illegible] in the sense that we have made small investments in other technologies such as crystalline silicon on glass in CSG Solar AG and monocrystalline ingot production in SiTech AS. Our role as a producer and supplier of silane and silicon will be further strengthened by the development of these technologies.

[illegible]

Our intent to consolidate around the upstream part of the value chain reflects of our ambition to grow to global leadership, maintaining high quality and profitability. As our industry grows more mature, focus is gradually being shifted from innovation to industrialisation. We want to pioneer that development, and have started a systematic effort to implement best-practice procedures in our factories, inspired by industries that have reached advanced levels of manufacturing. We have achieved significant progress in 2004, but still see large improvement potentials.

Our performance in 2004 is encouraging throughout our business. At the end of the year, all our factories, in all parts of the value chain, delivered positive results. The plants are also sold out for 2005 and, to a large degree, for subsequent years. Our factory in the US is running at full production capacity. We are now in the process of acquiring additional production capacity, also in the US. In Norway, the extension of our wafer plant at Herøya is up and running, and there is a positive development also at the Glomfjord site. After a hectic start-up period, both our cell and module production plants are delivering positive results, and are running at capacity. Thus, we can pursue the next level in our development from a strengthened platform.

Outpacing a high-growth market

The market for photovoltaic solar energy has on average grown by [illegible] percent annually the last seven years, from [illegible] MW in 1997 to [illegible] MW [illegible] in 2004. In the same period REC's production of wafers has grown from [illegible] [illegible] MW. Our annual production capacity [illegible] 240 MW by the end of 2005, [illegible] [illegible]

In the recent past, industry skeptics [illegible] the solar power industry primarily as an idealistic and environmentally friendly business with limited commercial potential.

The markets have proved the skeptics wrong. Energy supply problems and the increasing need for renewable energy sources have primed political action. Heavily financed subsidy schemes have fuelled a rapid demand growth in key markets like Germany and Japan.

Now decreasing production costs and increasing market penetration seem to be taking over as drivers of demand growth. The world's second largest solar power market - Japan with 30 percent of the global market in 2003 - is expected to grow further in 2005 with only marginal subsidies. Approximately 38 percent of REC revenues in 2004 came from the Japanese market.

[illegible]

Solar power's relative competitiveness as an energy source is influenced both by the cost of solar cell modules and by local market characteristics like energy prices and available alternative sources, interest rates and expected yearly sun hours.

This indicates that a competitive position is first reached in markets with high energy prices and relatively low interest rates in typical sun belt areas, and for off-grid applications. Typical geographical candidates are Japan and California followed by other parts of the US, the Mediterranean countries and industrialised parts of South-East Asia. Solar power is already competitive as a power source for appliances like mobile telephony networks, traffic surveillance and lighthouses.

Cost decreases follow from technological advances, economies of scale and productivity gains from industrialisation as the whole industry climbs the learning curve. In 2003, about 94 percent of the solar power industry used Silicon as raw material. At a global level, the industry is characterised by a high concentration upstream. There are five significant global producers of solar-grade silicon, 28 wafer producers, of which the three largest cover 60 percent of the market, and an estimated 65 cell producers of which the five largest cover 75 percent of the market. Solar module production is even more fragmented, and a great number of the manufacturers are national and regional players. Further downstream, there is an even larger number of system integrators, distributors, resellers and financial players involved in the sale to end users.

Technological progress, economies of scale and productivity gains are first achieved among the largest international players. As the industry matures, technological progress is achieved in smaller steps, and economies of scale


54%
Global growth
New record growth
1146 MW
Solar Cells
GLOBAL CAPACITY OF PRODUCED CELLS (MWp)

REC
2004
Annual Report

SOLAR POWER PRICE: SENSITIVITY TO SYSTEM PRICE AND INTEREST RATE

SYSTEM PRICE	INTEREST RATE 8%	7%	6%	5%	4%	3%	2%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

and productivity gains in manufacturing grew in relative importance. In the distribution part of the value chain, productivity gains from development of best practice dominate as the driver of increased efficiency.

These industry characteristics indicate that development upstream is determined by technological progress and the size and growth of the global market, while local or national market developments may determine the development in the part of the industry that serves the end customers.

As the industry matures, national market subsidies, and associated political risks, are more important for the downstream part of the value chain and local players, and less important for the global players upstream. Downstream players in heavily subsidised markets also gain competitiveness which can be exploited to compete in other markets. The industry cost development illustrates these points.

When comparing the relative competitiveness of solar power, alternative cost is the relevant measure. For roof top installations in private homes the implicit cost of electricity from a solar cell module should be compared to end-consumer electricity price including transmission tariffs. (See table on this page for illustrations)

In many areas, high sun intensity coincides with high electricity consumption, typically connected to the use of air conditioning. This creates a peak load in the grid which can induce delivery problems or require overinvestments in grid and power generation capacity. Peak load also affects electricity prices as marginal high-cost production covers peak demand. Solar power can be used to shave off such peak price spikes, reduce delivery problems and reduce the investment level in electricity grids. If customers do not face price differentiation during the day (typically private homes), the supplier will have incentives to sponsor the installation of solar cell modules on roof-tops to reduce peak load and hence reduce own costs. If price-differentiation is possible, the end consumer faces this incentive directly. Large customers, like shopping malls, office buildings and factories are commonly exposed to hourly electricity tariffs in modern market economies. In rural areas electricity grids may be non-existent. Here the alternative is other unconnected energy sources, like biomass, propane etc. with associated direct and indirect costs.

ANNUAL EXPOSURE TO SOLAR RADIATION MEASURED IN KWH PER M² PER DAY.

An insolation of 6 kWh/m²/day (dark orange) translates into 2 190 hours of electricity generation from a solar cell module. Source: Based on insolation map from NASA

Region average = 3.0649 (kWh/m²/day)

NASA/SSE 23 Feb 2005

SHARE OF GRID-CONNECTED SOLAR ENERGY (%)

PV MARKET SIZE, GEOGRAPHICAL SEGMENTATION (2004)

SUBSIDY LEVEL IN JAPAN (%)

PHOTOVOLTAIC SOLAR POWER BY USE - GLOBALLY

The single most important growth driver for the solar power industry so far has been subsidies. In 2004 the Japanese and the German market accounted for 30 and 39 percent of the global market respectively. In both countries farsighted politicians have introduced subsidy schemes to make it profitable to install PV systems on private home roof tops and invest *in PV parks for commercial energy* production.

In the Japanese market energy prices are relatively high. In 2004 we estimate a peak power price including transmission tariff for residential customers of 20-25 € cent per kWh. *Interest rates have* stayed at a low level for several years, so the financial cost of investing in solar cell modules has been relatively low. Southern parts of the country receive as much as 2 000 sun hours per year, enabling a relatively high output *from solar cell modules.*

Hence, industry observers have looked to Japan for the first signs of solar power's unsubsidised competitiveness. In 2004 an important milestone was reached. From a subsidy level of 45 percent when the main subsidy programmes started in 1994, the average subsidy level fell to around 7 percent in 2004 and is expected to fall to 3 percent in 2005. At this low level, investing in solar cell modules is profitable even without subsidies in the sunniest parts of the country.

In the largest national market, Germany, the grid-connected part *of the market will still depend* on subsidies for many years. Even *in this market, and with a yearly* reduction in the absolute subsidy level of five percent, the German market is growing rapidly, and was the fastest growing geographical market in 2004 with a growth rate of 152 percent.

Reduced production cost is only part of the explanation both in Japan and Germany. Increased market penetration seems to grow more important as a growth driver. Penetration affects both supply and demand. Distributors, system integrators and resellers increase *their cost-efficiency and their marketing* effectiveness as they gain both size and experience. At the same time, increased penetration lowers the consumer's perceived barriers to trying out a new energy source. A good example is the current massive and unsubsidised installation of PV-powered traffic signs on German highways.

Parts of the global market for solar power have been heavily subsidised as governments have chosen to assist the startup of a new industry. A high level of subsidies may leave the impression of high political risk *in the industry.* As the industry matures and becomes more commercially competitive, reliance on subsidies is reduced. However, the size and timing of future market growth is still influenced by political decisions. If all declared political initiatives are followed up with action, the already high growth rate will increase substantially over the next years. On the other hand, political changes may lead to temporary setbacks in certain geographical areas.

Political initiatives to promote renewable energy sources, like photovoltaic solar power, are motivated by the need to secure long-term energy supply.

A wide range of measures are used by governments to increase the use of solar power. The overall objective is to create a financial bridge to help the industry to *achieve a cost level where solar* power can compete fully with other energy alternatives without subsidies. Better relative competitiveness in supply, in terms of new technology, is stimulated directly through funding of research and development programmes. Demand is stimulated by economic incentives and legislation. The most frequently used mechanisms *for stimulating demand are so-*called "feed-in tariffs", tax-breaks and subsidised financing for consumers, and direct or indirect (certificates etc.) obligations for energy producers to increase their share of renewable energy.

Japan has become the world's second largest market for solar power, and the world's largest and most competitive producer of PV components, as a result of a well planned subsidy scheme being part of a long-term commitment from the Japanese Government. The govern*ment programmes started in 1994,* aiming to increase Japan's own energy supply, and build a new globally competitive industry. With zero domestic production of fossil fuels Japan is vulnerable to supply issues and price changes. Fossil fuels constitute app. 53 percent of Japan's energy consumption. Japan's nuclear energy industry *also faces serious security issues* and increasingly serious problems with disposal of used nuclear fuel.

Japan has chosen to target their subsidies towards private homes and commercial rooftops, in the form of investment support. The *program has been highly successful* both in terms of reducing cost and stimulating demand and supply.

In Europe the European Commission has set explicit targets for an increase in the use of renewable electricity from 12 percent in 2000 to 20 percent of electricity generation in 2010. The target for photovoltaic solar power is an installed base of 3 000 MW by 2010, a 100-fold increase from 1995. Member countries are free to find their own solutions for reaching this overall target.

The German government has so far been the most proactive in Europe. As a result, Germany has the world's largest market for solar power, and a well developed and competitive industry. Germany has chosen feed-in tariffs as their subsidy scheme. Under this scheme consumers are guaranteed a fixed price on the electricity they generate on their rooftops for 20 years. The level of feed-in tariffs is reduced by 5 percent each year to account for decreasing costs. This has enabled attractive financial solutions for investment in solar power. The program was renewed in 2004, but is still viewed as vulnerable to political changes. Both the Italian and Spanish governments approved feed-in tariffs in 2004. The effect on demand is still uncertain, but with a high number of sun hours, solar power can reach a competitive price level earlier in these markets than in Northern and Central Europe.

In USA, the world's third largest market for solar power, state-run programmes are more important than federal programmes. The energy situation (supply and prices) varies from state to state, and some states are considerably more exposed to solar radiation than *others. California has so far been* the largest US market for solar

> **ENERGY IN ITS PUREST FORM**
>
> **The total amount of radiation energy from the sun which reaches the earth is approximately 10 000 times the global energy consumption yearly. At the earth's surface the radiation corresponds to 0.5 kW/m².**
>
> **In 1888 W. Hallwachs discovered that a negatively charged metal is often discharged when light falls on it. One hundred years ago, in 1905, a young scientist called Albert Einstein showed that this effect could be explained if light was seen as particles (photons) *and not waves, and described* a physical law for this photovoltaic effect. This law paved the way for identifying which metals could be used to generate electricity from solar radiation. He received the Nobel Prize in Physics for this work in 1921.**
>
> ***In solar cells,* semiconductor material is placed between two electrodes. When the sun reaches the cell, free negatively charged electrons are discharged from the metal enabling conversion to electricity. In theory a single junction solar cell can convert about 30 percent of the solar radiation energy it is exposed to *into electricity. So far the solar power industry* has been able to produce commercial cells with an effect of 15 to 21 percent. Effects of up to 24 percent have been recorded in laboratory experiments.**



REC 2004 Annual Report

Rooftop solar-power installation using REC solar modules (ScanModule) at the headquarters of UBS Acacias in Geneva.

Solar-energy park in Europe.

power. The governor of California has set an ambitious goal of 50 percent of new homes with PV installations. It is still unclear how this goal will be followed up by subsidies or other incentives.

Industry analysts and observers point to China and India as two major future markets for solar power. Both countries experience strong economic growth, face energy supply challenges and have limited energy infrastructure in rural areas. Statements from key politicians also indicate clear and ambitious intentions to support development of solar power.

There is still a degree of uncertainty about when substantial growth can be achieved in these markets. Both countries have conventional energy sources (primarily coal, hydro and nuclear), and a relatively low labour cost influences the comparable cost-levels of the different energy sources. The main problem with these sources is the reliance on electricity grids. This is one of the reasons why the use of solar energy in these countries is expected to grow rapidly, at least in the medium and long term.

DOWN TO EARTH

The first commercial use of solar cells was for powering satellites in the 1950s and 1960s. In the space industry the then high cost of solar cells was of less importance, as the only alternative was placing small nuclear reactors in earth-orbit. Another early application was solar cells as a substitute to batteries in electronic appliances. The low energy demanded by calculators and watches made the cost insignificant.

With decreasing costs, solar cell modules first became commercially attractive for use in areas outside established electric grids, where the alternative was prohibitively costly and often unrealisable grid extensions. Lighthouses, cabins and radio transmitters in rural areas are good examples of applications creating the first real down-to-earth commercially viable markets for solar power. Today the mobile communications industry relies on solar cell modules for powering mobile base stations in off-grid areas.

The combination of continuously increasing cost efficiency and economic subsidies has made solar power in grid-connected private homes and solar-energy parks commercially attractive. From 1997 to 2003 the share of grid-connected solar power has increased from 21 to 96 percent, illustrating the rapidly increasing economic attractiveness of solar power.

REC 2004 Annual Report

All technology choices in REC are conditioned by the possibilities for industrialisation and we pursue scalability in everything we do.

99.999999 %

Polysilicon production 2004

2,100 metric tonnes



Cost leadership through industrialisation

As the solar power business grows more mature, focus is shifting gradually from innovation to industrialisation. REC is a pioneer in this development and has established cost leadership as a key competitive [illegible]. By consolidating our business around the upstream part of the value chain, we intend to further strengthen this position.

REC is among the world's largest producers of silicon wafers for solar power applications. We are currently present throughout the industry value chain – from the production of solar grade silicon (SGS) to the installation of solar home systems. However, in 2004 we affirmed our strategic decision to focus on the upstream part of the business. Our activities in the upstream area include our production facilities for solar grade silicon in Moses Lake, Washington, USA, and our silicon wafer production plants in Norway. In both these operations we have established unique competitive advantages that are being constantly enhanced.

SGS – DEDICATED TO SOLAR APPLICATIONS

Solar Grade Silicon LLC (SGS) is the world's first dedicated producer of polysilicon (high purity silicon) for solar applications. SGS was established in August 2002 as a joint venture between REC and Advanced Silicon Materials LLC (ASiMI), a subsidiary of the Japanese industrial group Komatsu Ltd. REC presently holds 70 percent of SGS. Production was launched in November 2002 after converting ASiMI's former plant in Moses Lake into a dedicated plant for solar grade polysilicon. In the production process, polysilicon is produced by converting metallurgical grade silicon into silane gas which is then purified and deposited in so-called Siemens reactors. This technology provides for a process that produces solar grade silicon of a very high purity (99.99999%). Production is based on a license to utilize ASiMI's proprietary silane and polysilicon technology. SGS has since the opening shipped quality products to customers worldwide, while achieving record production rates with a safety record that is among the best in the industry. Since the

The 300 metres long reactor hall at the SGS plant in Moses Lake, Washington, USA.

Overview of the SGS plant in Moses Lake, Washington, USA.

opening in 2002, production volume at SGS has grown by approx. 20 percent. In 2004, SGS produced about 2 100 metric tonnes of polysilicon, corresponding to about 200 MW equivalent of solar energy.

Making it simple

The SGS plant benefits strongly from being dedicated to the manufacturing of solar grade silicon, which simplifies the production process. Other polysilicon producers typically also serve the market for electronic grade silicon (EGS), which adds significant complexity to production and logistics. *Simplicity is an overriding theme* also for the general cost improvement efforts at SGS. Inspired by the principles of "lean manufacturing", we continually seek to simplify production processes and the business processes around them. As a part of this effort, we constantly evaluate overall factors like the supply chain, the product portfolio and the planning horizon. We also seek to continually enhance our competence and administrative systems, and ensure the right level and quality of manpower.

Our approach to cost improvement has yielded significant results also in 2004.

Investing in new technology and capacity

SGS has made substantial investments in a new proprietary fluidised bed reactor (FBR) technology to produce granular polycrystalline silicon at a lower cost. The fluidised bed reactor consists of a deposition chamber where the silane gas is deposited on small particles which are continuously being blown upwards by the silane gas itself. The millions of small particles floating in this gas stream provide a surface area for deposition which can be more than a hundred times larger than the rods of the traditional so-called Siemens reactors. This new process can provide substantial reductions in investment and labour cost, high production yield due to continuous operation, and dramatic reductions in energy consumption. With the reduced energy consumption the environmental quality of PV will be further improved since the energy payback time will be strongly reduced.

First production using the new FBR technology started in the first quarter of 2005 with the 200 MT/year reactor, and the goal is to start regular production with the new technology by 2006. FBR technology can be integrated in existing plants and can also form the basis for new plants. Successfully implemented, this new technology will enable REC to invest in new production capacity for solar grade silicon at a competitive cost.

Under the agreement between ASiMI and REC, REC will increase

Silicon seed
Exhaust H2 + unreacted silane
Silane
Heated H2
Silicon granules

FLUIDISED BED REACTOR TECHNOLOGY (FBR)

[illegible]



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So-called Siemens reactors at Moses Lake plant.

SCANWAFER PRODUCTIVITY DEVELOPMENT SINCE 2001

its ownership in SGS to 75 percent in September 2005.

In February 2005, REC signed a letter of intent to buy a 75 percent interest in ASiMI (see above), from Komatsu Ltd. Should the acquisition take place, REC will take over ASiMI's facilities in Butte, Montana which manufactures and sells polycrystalline silicon principally for semiconductor applications and silane gas mainly for semiconductor and LCD applications. The agreement also includes ASiMI's proprietary silane and polysilicon technology. REC intends to continue operating ASiMI's silane gas business as it is operated today, while gradually shifting the polycrystalline silicon business from electronic applications to PV applications. REC views the purchase of ASiMI as an excellent opportunity to strengthen its position in the rapidly growing solar power industry.

SCANWAFER – CONSTANT ADVANCES IN PRODUCTIVITY – *ScanWafer, a wholly owned subsidiary of REC, is among the world's largest producers of silicon wafers for solar applications. ScanWafer operates two plants* in Norway – one in Glomfjord in northern Norway, and one at Herøya in southern Norway. In 2004, these plants produced wafers with an implied effect of approx. 130 megawatts, corresponding to a wafer area of 88 million square decimetres. This gives ScanWafer a market share of approx. 17 percent of multicrystalline wafers and approx. 11 percent of the total wafer market. In 2005 the production is estimated at approx. 205 megawatt or 138 million square decimetres. As each wafer measures about 2.4 square decimetres, this means that more than one million wafers are produced at ScanWafer every week. *With an ongoing expansion, ScanWafer is expected to reach a capacity run rate of close to 240 MW/year by the end of 2005. Backed by its unique access to silicon feedstock, ScanWafer will maintain a strong market position* and we see significant opportunities to further increase our market share.

The production of multicrystalline silicon wafers can be divided into two steps: casting and cutting. The process starts by placing solar grade silicon into crucibles which are then placed in special crystallisation furnaces. The silicon is melted and then gradually cooled through a controlled process called directional solidification and silicon crystals are formed. The result is a large block of crystallised silicon, called an ingot. After the ingot has been taken out of the crystallisation furnace it is first cut into blocks of defined sizes. Afterwards, an efficient wire saw cuts the silicon block into thin slices – wafers. *Today multicrystalline wafers typically have a thickness of 240-280 micron with a drive towards thinner* wafers to reduce cost. Finally, the wafers are washed and controlled for quality, before they are packaged and shipped to the customers.

Governed by the demands of industrialisation

All technology choices in ScanWafer are conditioned by the possibilities for industrialisation, and we seek to build scalability into everything we do. Already today, many of our solutions have a higher productivity than those of our competitors.

In parts of the production line, ScanWafer benefits from proprietary technology. This includes the crystallisation stage of the process, where we, together with partners, have developed a furnace to accommodate four crucibles in parallel, as opposed to one crucible, which is the industry norm. This provided for a significant step forward in productivity. In addition, we have achieved significant continuous improvements in furnace operations. This has contributed to improving the production efficiency by approx. 70 percent since we started using the new furnaces. Unique and world-leading technologies are also developed for the wafering, singulation, cleaning and quality control parts of the process, reducing run time and manpower cost.

Dedicated efforts are made to achieve a higher degree of automation and effectiveness at all steps of the production process. The cutting of ingots into blocks is done by means of industry standard saws. At this stage, a critical factor is the fixation of blocks to achieve precision. We are now introducing a new ingot fixation system as a way to further improve efficiency and precision in this part

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The ScanWafer plant in Glomfjord in northern Norway

of the process. At the next stage, the blocks are sliced into wafers in a cutting process where we use an industry standard wire saw equipped with patented improvements. To be able to cut the silicon, the wire grid must be furnished with a cutting substance called slurry, consisting of silicon carbide mixed with polyethylene glycol. The slurry is a significant cost component in the production process. Through different measures, including recycling of slurry, we have reduced the cost by over 40 percent. It is also essential to develop good operating routines for the wafer saws. High precision is absolutely critical and we are constantly looking for improvement measures in this area.

In the industry there is a strong focus on wafer yield, i.e. what fraction of high quality products that are achieved from each block. Improvements in wafer yield will directly affect bottom line results in a significant way. The limited supply of raw material is an incentive to reduce wafer thickness. However, as thinner wafers also increase the risk of breakage, all succeeding stages of the process, including cell and module processing, will need to be improved and adapted to new wafer and cell thickness. ScanWafer has also introduced recycling of production consumables, which is a significant measure with regard to the environment as well as to cost reduction.

SCANWAFER PRODUCTION PROCESS

503


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MODULE COST BREAKDOWN
TOTAL INSTALLATION COST BREAKDOWN
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Leading technology
MARKET SHARE WAFER TECHNOLOGIES
90%
of solar energy applications is based on silicon wafers
Silane gas production unit at the SGS plant in Moses Lake, Washington, USA.

Inspired by industrial best practice
As we move forward, incremental improvements will be the main contributor to our cost position, interspersed with stepwise upgrading of our technology base. In this effort, we are seeking to learn from industries that have reached an advanced level of industrialisation in the manufacturing of components, such as the car industry. A key takeaway from these industries is the importance of continuous improvements. In particular, we are inspired by the Toyota model, which describes a systematic approach to making all operations simple and all decision-making unambiguous down to the lowest possible level in the organisation. Our efforts to this end have already resulted in significant improvements. Since we started the new production plant at Herøya in 2000, we have managed to increase productivity by more than 30 percent through incremental improvements.

Organised for improvement
The cost improvement efforts in ScanWafer rely on close monitoring and follow-up of the plants, combined with a systematic sharing of competence. Three arenas are defined for this work, each with clearly described responsibilities. The first arena is the shop floor, with the production managers being responsible for the day to day improvement work in each factory. To ease communication and generate a commitment to high performance, one shift is responsible for the whole production string. We monitor the performance of each shift with a particular focus on wafer yield, and communicate our performance to the whole organisation. We rely on operators that are deeply involved in the improvement effort, and have been able to attract highly qualified personnel. The next arena is the technical departments in each factory. Here, performance data is aggregated and analysed and plans are developed for how each production line can become more efficient. Finally, the technology department is responsible for long-term technology management and development, as well as technology monitoring and benchmarking in ScanWafer.

[illegible] REC's current business portfolio also includes two production companies in the downstream part of the industry value chain. ScanCell produces solar cells based on multicrystalline silicon wafers manufactured by ScanWafer. ScanModule manufactures multicrystalline solar modules for the international market. While being less mature in their development, the operations in ScanCell and ScanModule have followed the same track of stepwise improvements and professional industrialisation as REC's other production companies. At the end of 2004 both of these companies ran a profitable operation, and compete with industry standards in terms of product quality, yield and production systems.

ScanCell's world class facility in Narvik, Norway is focused on cost-effective production of high-efficiency cells. The facility has a production capacity of 20 MW solar cells per year. The products are sold to ScanModule and other module manufacturers for use in the manufacturing of solar modules, arrays and systems.

ScanCell's approach to cost reduction is based on close and long-term co-operation with equipment suppliers, highly focused technology development and long-term sales contracts.

ScanModule is situated in Glava, Arvika in Sweden. Production started up in June 2003. ScanModule is equipped with the most modern and flexible production equipment in order to deliver competitive products according to changes in the market. ScanModule has established a cost effective and competitive manufacturing process with continuously improving results.

To summarize, solar energy is fast becoming a major industry, with a rapid rate of industrialisation, focusing on technical innovation, economies of scale and synergies along the value chain. REC aims to be a leader in this industry, offering high-performing products at continuously decreasing prices. The constant pursuit of cost leadership is a vital part of this ambition.

Robust strategy with balanced risks

The market for photovoltaic solar energy is currently undergoing rapid growth, and the applied technologies for producing wafers, cells and modules are relatively young. This implies that solar power producers face a broad range of risk factors. REC meets these risks with a robust technology strategy, a unique and strong upstream position in silicon feedstock and long-term downstream customer contracts. Our proven industrial process competence reduces operational risks.

Risks and opportunities go hand in hand. In young industries a high growth rate and a seemingly rapid technological development may distort assessments of both. From our inception, as ScanWafer, in 1997 we have strived to build a management culture where careful assessment of risks and opportunities in both technologies and markets is balanced with a commercial instinct. Such careful assessment of the future silicon supply situation led us to invest in silicon feedstock production in 2002. Our industrial and engineering background has led us to focus on improving existing technologies in addition to developing and incubating new technologies. We continuously reduce costs in all our operations, and we prioritize intimate long-term relations with our customers to ensure that we can grow with them.

A ROBUST TECHNOLOGY

REC is a silicon-based photovoltaic solar energy company. We believe that silicon will be the preferred material for the solar power industry, short term as well as medium term. The improvement potentials of silicon-based solar power are so large there is a high probability that silicon will be the preferred material also in the long term.

Silicon is the second most abundant element in the earth's crust, only surpassed by oxygen. Even in the long term, supply and prices will never be influenced by scarcity of metallurgical silicon as raw material. Capacity for purification of metallurgical silicon to solar grade polysilicon (SOG) is currently a bottleneck for feedstock to the industry. REC's upstream position protects us from supply problems.

Silicon wafer based solar cells are today commercially competitive as energy source in parts of the world. The industry has identified both new cost-reducing production technologies (as described on pages 12-17) and a potential for more cost-efficient manufacturing. Industry observers expect a yearly cost-reduction of five percent to continue at least for the rest of the decade. REC's improvements so far have outpaced these expectations. Expected increases in energy-efficiency, and new production technologies, can add further to long-term competitiveness.

The whole value chain in the solar power industry, from production of SOG to installation and financing of solar modules, has worked with silicon-based technologies for several decades. Producers, suppliers, partners, academia, researchers, customers and authorities are all familiar with the basic technologies. They know its characteristics, costs, risks and benefits. The subsequent benefits in terms of industry robustness, industry dynamics, cost efficiency and market reach are increased year by year. A wide range of industry players have made substantial investments in technology throughout the value chain for production of silicon-based solar cell modules, and are highly motivated to ensure a good return on these investments.

In addition silicon-based solar cells are very durable. Manufacturers guarantee a lifetime of 20 to 40 years, and estimated lifetime can be up to 100 years. This is highly relevant as costs are tied primarily to investments, and benefits only to use over time.

Non-wafer based technologies do not have these advantages. Even the most promising alternative technologies are many years away from the same level of robustness, competitiveness and market reach. With a market share of approximately 90 percent and an increasing momentum in the whole industry, we believe silicon wafers have gained a head start that can not be caught up with for at least ten more years.

NEW OPPORTUNITIES

REC has invested in assets to produce silane gas, SOG and silicon wafers. The expected profitability of these investments over their lifetime depends on our ability to continue increasing productivity, reducing cost and the robustness of our technology strategy. Through SGS, REC is the world's largest dedicated producer of SOG, the raw material for wafer production. The cost-efficiency of this operation, together with a stable and growing long-term demand, gives a potential for further leverage of the business. Silane from SGS can potentially be used in all types of thin film silicon technologies. Silicon from this factory can be used in the production of monocrystalline and multicrystalline wafers, as well as wafers based on ribbon or RGS technology. Hence we have a unique position for meeting the developments of the different silicon based technologies, and switch between technologies if needed in the long term.

Inside ScanWafer's plant at Glomfjord, Norway.

REC has decided to acquire Sitech AS, a producer of monocrystalline silicon ingots. Wafers from such ingots are used in some very interesting high efficiency cell processes currently under development. The high efficiencies reached in these cell processes imply that the competitive position of monocrystalline wafers may be improving. Hence, it has been important for us to secure the monocrystalline competence in REC so that later expansions can take place on both monocrystalline and multicrystalline wafers if the relative competitiveness and market attractiveness changes significantly over the next years.

While ScanWafer today produces multicrystalline wafers, our wafer manufacturing lines can also handle monocrystalline ingots.

In 2004 REC acquired a minority share in CSG Solar AG, a company developing microcrystalline silicon-based thin-film for the solar energy market. CSG has an excellent technology for low cost manufacturing of low efficiency modules, a market which will be very important both for rural grid-connected applications and for the millions of small off-grid applications. We view CSG Solar's technology as the most promising thin-film technology due to its high stability and high future potential. Their technology does not suffer from the durability, stability, scalability, supply or environmental issues inherent in other competing thin-film concepts.

We have chosen to invest most of our financial and technological resources in the production of solar grade silicon and multicrystalline wafers. This is due to the superior market position of these technologies and the large potential for further reductions in cost/watt. Our investments in Sitech and CSG Solar are done to secure access to future growth opportunities on a broader technology platform.

A UNIQUE UPSTREAM POSITION

REC's subsidiary SGS is the world's first and so far the only dedicated producer of polycrystalline silicon for solar applications. As the only wafer producer world wide, REC's subsidiary ScanWafer is fully supplied with feedstock, from among others the sister company SGS. This unique upstream position gives REC a strong fundament for further growth and cost reductions.

The current economics of supply and demand upstream in the silicon-based solar power business reflects the growing importance relative to the electronic industry. The industry's feedstock (SOG) has historically been a by-product from production of electronic grade silicon (EG), either as a result of scrap (low quality production) and waste, or as a channel for surplus capacity.

As a consequence the solar energy industry does not have a fully predictable supply situation for feedstock. In 2005 the industry is experiencing supply shortages which is reducing the overall growth rate.

Production of SOG is capital intensive. When excess supply drove prices down in 1999 to 2003, industrial investors in EG suffered substantial losses. This has reduced their willingness to invest in further capacity increases, without firm long-term commitments from future customers. Many PV companies have so far been reluctant to take on the risk associated with such long-term commitments.

New and more cost-efficient production technology is under development. Over the last few years REC has made substantial investments in R&D to develop our own proprietary FBR technology (see page 14 for details) for production of SOG. Pilot production started in the first quarter of 2005. If this project continues to develop as planned, REC will be able to invest in new production of solar grade

DEVELOPMENT IN DEMAND FOR ELECTRONIC AND SOLAR GRADE SILICON VS. PRODUCTION CAPACITY (MT)

silicon at a very competitive cost. A new plant may be ready in 2007, if building starts already this year.

According to *Photon International*, a similar FBR technology is under development by Wacker-Chemie GmbH, another EG producer currently delivering also to the SOG market. The joint venture Joint Solar Silicon GmbH & Co, founded by SolarWorld AG and Degussa AG, have announced plans to start testing a new technology called "tube reactor" in 2005, with pilot production planned for 2007.

Investors in the feedstock business without access to any of these proprietary technologies run the risk of investing in production capacity which will become uncompetitive rather quickly.

The time lag from start of construction of a new SOG plant to full operation is estimated at two to three years. Current supply problems in the industry are hence expected to continue at least till 2007-2008.

REC is fully supplied with SOG for wafer production in 2005. Further growth will demand new SOG capacity. In January 2005 REC signed a letter of intent with Komatsu Ltd to buy a 75 percent interest in Advanced Silicon Material LLC (ASiMI). This company currently produces approximately 3 000 tonnes of EG yearly. Signing of definitive agreements is expected to take place in April 2005 and the acquisition is anticipated to close in the first half of 2005, subject to the completion of negotiations and the satisfaction of certain conditions, including regulatory requirements.

If REC acquires ASiMI, we intend to gradually shift production from EG to SOG. This will enable further growth in our wafer production.

The alternative to the ASiMI transaction is for REC to start construction of a new FBR-based plant. With the acquisition of ASiMI in place, the building of a new FBR-based plant will be slightly postponed.

LONG-TERM CONTRACTS DOWNSTREAM

With a unique upstream position in a rapidly growing market it could be tempting to opt for short-term downstream contracts, to maximise profits. We have found it more rewarding to establish long-term relations with our customers, and sign long term contracts. With long-term contracts and close relations we achieve the predictability needed to take on larger investments. We also create good conditions for focusing all our efforts on growth, reaping benefits of scale and increasing productivity. This is why long-term contracts have been a key strategy for us right from the start.

Our strong customer relations provide us with deep insight into the dynamics of our industry, and contribute essentially to our quality and cost improvement efforts.

CONTINUED EXPANSION

In 2005, 2006 and 2007 REC intends to grow faster than the solar power industry. We are considering a substantial increase in our wafer production capacity. Through acquisitions or new investments our production of solar grade silicon can potentially increase even more.

Achieving this high growth on time, on budget and with satisfactory quality and productivity is a key challenge. However, we have already demonstrated an ability to take on significant growth initiatives. Over the last years we have expanded our wafer business from a capacity of 2.5 MW in 1997 to a run rate of 152 MW by the beginning of 2005. This has been done through expansions at the Glomfjord plant, and the building and later expansion at the Herøya plant. These expansions have been carried through with gradually better and faster developments in both productivity and quality.

Our history and experience gives us great confidence as we pursue the next levels in our development.

INTRODUCTION TO CORPORATE GOVERNANCE AT REC

REC was established in 1996. The company is growing and posted sales revenues in 2004 of NOK [illegible] million. REC has around [illegible] shareholders, the largest of which are Good Energies Investments B.V. ([illegible] percent), Elkem ASA ([illegible] percent) and Hafslund Venture AS ([illegible] percent) (together the "Major Shareholders"). Good Energies Investments B.V. is a company based in the Netherlands and primarily invests in solar energy and other forms of renewable energy technology. The founders and employees of REC own a total of around seven percent.

REC has high ambitions and regards a more open shareholder structure as a condition for further growth. Broader ownership will be an important catalyst for development of the company and for meeting the company's capital requirements.

REC aims to be a listed company and will for that purpose - to the extent possible and practical - adopt the Norwegian Code of Practice for Corporate Governance (the "Governance Code") or, as an alternative, implement procedures that reflect the governance principles implied by the Governance Code. There are several points in the Governance Code that the company does not meet, and certain features are not relevant for the company in its current form.

BASIC VALUES

REC's business is based on four basic values:

- We are customer-focused
- We deliver quality in our work and products
- We are alert and take responsibility
- We respect and take care of each other

These values are intended to ensure satisfied and loyal customers, good and meaningful jobs and to provide the shareholders with return on invested capital in full confidence that we manage our resources in the best possible way. The Chief Executive Officer has responsibility for implementing these values. The values are applied in overall communication with employees in the various business areas.

ETHICAL GUIDELINES

REC will prepare ethical guidelines during 2005. The ethical guidelines will in relation to the employees and the elected representatives mean

(i) an obligation to abide by Norwegian laws and regulations;

(ii) that in particular areas, there will be binding ethical guidelines that are stricter than the standard set by the relevant laws or regulations; and

(iii) that there will be ethical guidelines in areas of importance to REC, but not regulated by law.

REC's performance in relation to the ethical guidelines will be commented upon in the annual reports.

STAKEHOLDERS

REC's relationship with the stakeholders - shareholders, employees, customers, suppliers and society at large shall be based on the company's business idea, vision and basic values. The relationship with the shareholders will be elaborated upon below.

Customers

REC's customers are the basis for the development of the company and good customer relationships are decisive for the future of the company. REC shall ensure that there is a good dialogue with the customers by an accessible and attentive customer service.

Employees

REC's continued development is dependent on the performance of the employees, which is instrumental to achieve profitability and growth. The company shall provide the employees with a good working environment, working conditions that are regarded as attractive and good opportunities for personal and career development. Employees shall at least have an annual performance appraisal.

Suppliers

REC wishes to have a good business relationship with the company's suppliers of goods and services. The company's basic values will provide guidelines for REC's behaviour towards the suppliers. REC shall continuously

strive to improve the procedures to ensure long term cooperation with the suppliers based on competitive terms and conditions.

Society
REC strives to act responsibly in all areas. REC is therefore prepared to participate in social tasks and obligations to an extent that may be expected of a company like REC. REC will in its annual reports provide information on its work within the area of corporate social responsibility.

THE BUSINESS
REC's business purpose
The business is described in the company's Articles of Association Article 3:

"The company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes."

REC's articles of association are posted on the company's internet pages.

Vision and business idea
REC's vision is to increase the global use of clean and renewable energy, thereby reducing the negative environmental impacts from traditional energy sources.

REC's goal is to make solar energy increasingly competitive, since REC believes this is the best answer to the world's need for long term clean energy. REC also aims to become the most cost-efficient solar energy company in the world, with a focus on the upstream part of the value chain.

REC will consolidate the dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

COMPANY CAPITAL AND DIVIDENDS
REC shall have sufficient equity capital to implement the business strategies decided on by the Board of Directors and have financial flexibility in relation to creditors and the capital markets. REC aims to have an equity ratio of at least 30 percent. The equity ratio at the end of 2004 was 46 percent.

REC's objective is to give the shareholders a competitive rate of return compared with alternative investment opportunities with comparable risk. This rate of return will be achieved through a combination of increased share values and dividends. In the coming years, it is probable that REC will show strong growth and that REC will have a need for injection of equity to fund this growth. In these years therefore, it is not likely that REC will be in a position to pay dividends to shareholders. The rate of return will therefore primarily materialize as an increase in share values.

A possible future IPO can be an attractive vehicle for securing sufficient funds to realize REC's growth strategy.

REC and its affiliates, currently and collectively, have a significant debt facility with DnB NOR. The loan agreement contains a condition that Major Shareholders together shall not own less than 34 percent of the shares of REC.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES
REC has one class of shares. The shares are registered in the Norwegian Securities Registry. REC will treat all shareholders equally as provided for in the Private Limited Company Act. Equal treatment will be ensured by:

- Giving all shareholders similar and simultaneous access to information unless there is a factual basis for differential treatment in the interest of the company and the shareholders;
- Offering all shareholders the opportunity to participate in future capital increases in accordance with their ownership shares unless something else is in the interest of the company and the shareholders;
- Entering into any transactions with related parties on an arms length basis.
- Submitting transactions with shareholders to the General Meeting for approval as provided for in the Private Limited Company Act.

Any board authorization to issue new shares shall be restricted to defined purposes and shall not be applicable for a longer period than the period to the next ordinary General Meeting.

THE MARKETABILITY OF THE SHARES
REC's articles of association do not impose restrictions on the marketability of the shares.

The Major Shareholders have entered into a shareholders agreement. This agreement gives the Major Shareholders mutual pre-emptive rights if one or more of them wish to sell shares in REC. The pre-emptive rights serve to provide stability in the ownership structure at the present stage of REC's development, and will at the latest be abolished upon the listing of the company.

THE GENERAL MEETING
The Ordinary General Meeting shall be held annually before the end of June. The meeting shall be called no later than one week prior to the meeting. The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.
2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor
3. Elect Chairman of the Board, Board Members and Auditor
4. Other issues that shall be considered by the General Meeting according to law or the articles of association

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting. Motions presented less than one week prior to the General Meeting, cannot be considered unless all shareholders approve.

An Extraordinary General Meeting shall be held whenever the Board of Directors deems it necessary. Further, the Board of Directors shall also call for an extraordinary General Meeting when the Auditor or a shareholder representing more than 10 percent of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall be posted no later than 10 days prior to the Extraordinary General Meeting. The call shall specify the issues to be considered. The Board of Directors shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. In the Extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise.

ELECTION COMMITTEE
The company currently has no election committee; this will be introduced in connection with a potential stock exchange listing.

CORPORATE ASSEMBLY AND BOARD OF DIRECTORS: COMPOSITION AND INDEPENDENCE
Composition of corporate assembly
REC's largest subsidiary, ScanWafer AS, has established a corporate Assembly. REC AS is also considering establishing a corporate assembly with broad shareholder representation. The framework and structure for a corporate assembly in REC will be governed by the provisions of the Private Limited Company Act and by the provisions of the shareholders agreement between the Major Shareholders. REC's corporate assembly shall have 12 members, eight elected by shareholders and four by and among the employees. Of the eight members elected by the shareholders, the Major Shareholders nominate two members each and two members are independently nominated.

Composition of Board of Directors
The Board of Directors currently consists of eight members, of whom two are nominated by each of the Major Shareholders. One member is nominated by Nattaf GmbH (Deutsche Bank AG), and one member is an independent shareholder. In addition, there may be two employee representatives. Board members are elected for one year at a time. The general Board structure and representation for the three major shareholders is laid down in the shareholder agreement.

Independence of the Board of Directors
The Corporate Governance Code provides that at least half of the members of the Board of Directors elected by shareholders shall be independent of the top management of the company and of the company's main business connections. It is important that the Board of Directors has a membership that allows it to make independent assessments of the top management and of contracts entered into by the company. This is a requirement that is stricter than the relevant provisions of the Private Limited Company Act, namely Section 6-27 Disqualification ("Inhabilitet") and Section 6-28 Abuse of position in the company ("Misbruk av posisjon i selskapet").

The Major Shareholders have elected six out of eight members of the Board of Directors. These elected representatives have close relationships with and/or are employees of the Major Shareholders. The Major Shareholders are companies with a diversity of interests and they may therefore directly, or indirectly through affiliates or associated companies, be a supplier to, customer of or competitor to REC or REC's affiliates. It may therefore be unclear whether the membership of the Board of Directors is in line with the independence requirements of the Governance Code.

THE WORK OF THE BOARD OF DIRECTORS
REC's Board instructions shall lay down guidelines for the work and proceedings of the Board of Directors, including the most important rules that shall apply to the work of the Chief Executive Officer and the Chief Executive Officer's obligations towards the Board of Directors as well as the competence and authority of the Board of Directors in accordance with applicable law.



REC
2004
Annual Report

Each year the Board of Directors will make up a plan for its work to ensure that the Board of Directors during the year and, in an appropriate sequence, addresses issues in relation to strategy, organization, risk management and internal control as well as important projects of any substantial interest to REC. The Board of Directors shall normally meet eight and, as a minimum, no less than four times a year.

The chairman of REC's Board of Directors has a particular responsibility to ensure that the Board of Directors functions in an appropriate manner and that the tasks of the Board of Directors are taken care of in the best possible way. The chairman of the Board of Directors shall also ensure that each Board member's particular skills and experience are put to the best possible use in the work of the Board of Directors.

REC's Board of Directors has established an Audit Committee to oversee, inter alia, the internal control of the company and the work of the auditor. The Audit Committee will also review and make recommendations to the Board of Directors in matters where one or more members of the Board of Directors has a conflict of interest. The Board of Directors has also established a Corporate Governance Committee that shall provide recommendations to the Board of Directors in matters of Corporate Governance.

The Board of Directors of REC will from 2005 establish guidelines for evaluation of its work once a year. These guidelines will be incorporated into the Board Instructions.

The remuneration of the members of the Board of Directors is decided by the General Meeting and shall reflect the responsibility, competence and the efforts of the Board of Directors. The members of the Board of Directors shall not participate in any incentive or option programmes in the company.

During 2005, REC will establish guidelines for compensation to top management. The guidelines will be submitted to the General Meeting for informational purposes.

REC emphasises openness and transparency in reporting and communication, providing shareholders with a good basis for considering the investment opportunities. The company also wants, to an increased degree, to improve communication through a structured dialogue and quarterly financial reports.

Except for the pre-emption provisions of the shareholders agreement between the Major Shareholders, there is no defence mechanism present that could prevent potential legitimate offers for the company. The Board of Directors is open to initiatives that are commercially and financially attractive for the owners.

The auditor shall annually present to the Board of Directors a plan for conducting the audit of REC and its affiliated companies. Furthermore, the auditor shall participate in the meeting of the Board of Directors that decides on the annual accounts. Also, the auditor shall participate in at least one meeting each year with the Board of Directors without the chief executive officer or other members of the top management being present.

During 2005, the Board of Directors will establish guidelines governing the top management's opportunity to purchase services other than audit services from the auditor. The auditor shall each year provide to the Board of Directors a written confirmation to the effect that the auditor meets the independence requirements as set forth in laws and regulations, including a report on other services than audit services supplied to REC.

REPORT OF THE BOARD OF DIRECTORS

- 2004 has been another year with increased capacity and production. [illegible] the REC Group increased the production capacity, particularly in ScanWafer, ScanCell and ScanModule.
- The group achieved revenues of 1 418 million NOK, an increase of 99 percent over 2003 revenues of 713 million NOK*. REC's earnings before interest and taxes, depreciation amortization (EBITDA) was 155 million NOK, compared to a loss of 32 million NOK* in 2003.
- REC increased its shareholdings in [illegible] percent and ScanWafer AS from 71 percent to 100 percent.
- The Board of Directors in REC has decided to sell [illegible] business areas have consequently been reported [illegible] group accounts (see Note 16).

THE REC GROUP IN BRIEF
Renewable Energy Corporation AS was established December 3, 1996 and has its headquarter and R&D centre at Høvik outside Oslo, the capital of Norway.

The REC Group business goal is to become the most cost-efficient solar energy company in the world, with a particular focus on the upstream part of the photovoltaic ("PV") value chain, i.e. production of silicon feedstock and wafers. REC will consolidate its dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

The REC Group consists of the parent company REC AS and the five operating subsidiaries Solar Grade Silicon LLC, ScanWafer AS, ScanCell AS, ScanModule AB and SolEnergy AS/Solar Vision Ltd. The subsidiaries are funded independently through bank loans and carry all operating, financial and development costs themselves. All internal transactions between subsidiaries are executed at market prices. Internal transactions between the parent company and the subsidiaries are done at full cost. The accounts of the subsidiaries therefore fully reflect the economic development of the various operations in the REC Group.

Renewable Energy Corporation AS (REC AS) is the parent company in the REC Group. As all subsidiaries have their own accounting, personnel and technology staffs, REC AS activities is concentrated on corporate functions as well as business development. In late 2004, the Board of Directors in REC decided to buy 100 percent of SiTech AS, a mono-crystalline ingot producer with approximately 20 MW production capacity, and 21 percent of CSG Solar AG, a company developing microcrystalline silicon-based thin-film for the solar energy market. The board initiated a process to sell the subsidiaries ScanCell AS and ScanModule AB. After negotiations with Komatsu Ltd., REC signed in February 2005 a letter of intent to buy 75 percent of the ownership interest in ASiMI LLC, a producer of silane gas and polycrystalline silicon. ASiMI LLC is also the minority owner in Solar Grade Silicon LLC, an ownership interest that will be included if the transaction is successfully completed. The execution of definitive agreements is expected to take place in May/June 2005, while the sale of ScanCell AS and ScanModule AB is anticipated to be clarified within 2005. The financial results of ScanCell and ScanModule have consequently been reported as a discontinued operations in the group accounts (see Note 16).

At the end of September 2003, REC increased its shareholding in ScanWafer from 32.6 percent to 71.2 percent. As a result, and with reference to the accounts for 2003, ScanWafer are consolidated into the REC income

* Pro forma figures for 2003 assuming ScanWafer on a fully consolidated basis.

Statement and Cash Flow according to the equity method for the first three quarters of 2003 and according to the purchase method for the fourth quarter of 2003.

(p) Represents pro forma figures from 2003 assuming acquisition of the remaining outstanding shares of ScanWafer AS as of 01.01.2003. Therefore ScanWafer AS is consolidated based on a 100 percent ownership and consequently goodwill has been depreciated for 12 months.

[illegible]

	REVENUE		EBITDA	
YEAR ENDED DECEMBER 31	2004	2003 (p)	2004	2003 (p)
[illegible]	523 670	[illegible]	41 731	[illegible]
[illegible]	603 938	[illegible]	149 267	[illegible]
[illegible]	144 494	[illegible]	7 316	[illegible]
[illegible]	129 376	[illegible]	-14 301	-5 724
[illegible]	6 786	2 641	-2 224	7 145
Sum	1 498 252	[illegible]	181 789	[illegible]
[illegible]	-280 112	[illegible]	-26 540	[illegible]
Total	1 418 140	713 011	155 249	-31 606

	EBIT		PROFIT/LOSS BEFORE TAX	
YEAR ENDED DECEMBER 31	2004	2003 (p)	2004	2003 (p)
Solar Grade Silicon	40 754	9 [illegible]	39 785	16 [illegible]
ScanWafer	68 274	20 047	46 487	-80 011
ScanCell	-8 061	-25 941	-10 585	-26 478
ScanModule	-16 964	-6 549	-19 123	-6 224
SolEnergy	-5 008	-11 301	-10 524	-15 227
Sum	78 995	[illegible]	46 040	[illegible]
Goodwill depreciation	-55 890	-40 155	-55 890	-40 155
Corporate eliminations	-26 782	-20 470	-41 079	-40 966
Total	-3 677	162 376	-51 729	244 715

(p) Pro forma figures for 2003 assuming ScanWafer on a fully consolidated basis.

The overall development in revenues and operating profit is satisfactory, but still highly influenced by expansions, new investments and a ramp up in production in all subsidiaries, in 2004. REC increased the production capacity in ScanWafer, ScanCell and ScanModule.

In 2004, the REC Group achieved revenues of 1 418 million NOK, an increase of 99 percent over 2003 revenues of 713 million NOK. REC's earnings before interest and taxes, depreciation/amortization (EBITDA) was 155 million NOK compared to a loss of 32 million NOK in 2003. The REC Group incurred more than 60 million NOK of research and development cost in 2004.

The majority of this cost, 47 million NOK, was incurred by Solar Grade Silicon related to the new Fluidised Bed Reactor (FBR) technology, and is judged to be non-recurring. An additional 12 million NOK was incurred by ScanWafer and the remaining two million NOK by ScanCell and ScanModule.

Loss before tax for the REC Group in 2004 was 52 million NOK. This includes goodwill depreciation of 56 million NOK, one-time items like write downs of tangible fixed assets of 7 million NOK and write-downs of financial fixed assets of 7 million NOK. Loss for the year, after minority interest, was 63 million NOK.

As stated above, in late 2004 the Board of Directors initiated a process to sell ScanCell and ScanModule. Assuming a 2004 consolidation without ScanCell and ScanModule, the REC Group achieved revenues of 1 209 million NOK, an increase of 69 percent over 2003 revenues of 716 million NOK. The REC Group earnings before interest and taxes, depreciation/amortization (EBITDA) would then be 162 million NOK compared to a loss of 8 million NOK in 2003. Under the same assumptions, operating profit (EBIT) would have been 21 million NOK compared to an operating loss of 130 million NOK.

Solar Grade Silicon
Solar Grade Silicon LLC (SGS) manufactures polysilicon, the raw material for silicon wafers, at its production plant at Moses Lake, Washington State, USA. The Moses Lake plant has been converted from producing electronic grade silicon into polycrystalline silicon for the solar power industry. Sales contracts typically run for three to five years with price/volume negotiations in the fall of each year for the following year. The company has 175 employees. SGS is the worlds only dedicated producer of polycrystalline silicon for the solar power industry. The company was at the end of 2004 owned 70 percent by REC and 30 percent by ASiMI LLC, and is fully consolidated in REC's accounts. REC's shareholding increased in September 2004 from 60 percent in accordance with the joint venture agreement between the two owners of SGS. Revenues in 2004 were 534 million NOK, compared to 193 million NOK in 2003 constituting a revenue growth of 177 percent. 49 million NOK of the revenue recognized in 2004 was pushed over from 2003, in accordance with good accounting principles. Inventory of finished goods, silicon feedstock, also decreased from slightly more than 600 metric tonnes by the end of 2003 to less than 200 tonnes by the end of 2004. However, the majority of the increase in revenues was a result of ramp up efficiencies and production improvements.

SGS produced 2 100 metric tonnes of silicon in 2004, compared with 1 750 tonnes in 2003. SGS is currently producing at near full capacity.

Further de-bottlenecking and productivity improvements are expected to increase capacity by approximately 5 percent in 2005 and another 5 percent in 2006.

In 2004, 25 percent of SGS revenues came from sales to ScanWafer. In 2005, SGS expects to sell approximately 70 percent of its production to ScanWafer.

The average market price (long-term contracts) of solar grade silicon was around 25 USD/kg in 2004. It is now evident that prices for 2005 will increase considerably as a result of the worldwide shortage of solar grade silicon. This will positively affect revenues and profit in SGS.

SGS earnings before interest and taxes, depreciation/amortization (EBITDA) was 42 million NOK compared to a loss of 9 million NOK in 2003. In 2004, SGS incurred close to 47 million NOK of research and development cost related to the new Fluidised Bed Reactor (FBR) technology, judged to be non-recurring. EBITDA margin was, excluding the FBR development cost, 15.4 percent in 2004. The improvement is mainly due to increased revenue efficiency and production improvements.

SGS achieved a profit of 40 million NOK before taxes in 2004 compared to a loss of 17 million NOK in 2003.

ScanWafer
In 2004, ScanWafer was the world's second largest manufacturer of multicrystalline silicon wafers for the solar power industry, with a market share of around 17 percent. ScanWafer has two manufacturing sites; one in Glomfjord in the northern Norway and the latest factory at Herøya in the south of Norway. The company has 316 employees.

With total production in 2004 of 130 MW, ScanWafer had revenues of 884 million NOK, a growth of 43 percent from 2003 revenues of 618 million NOK. The revenue growth was a result of capacity increases in the second half of 2003 and during 2004. ScanWafer has over the last two years increased its production capacity significantly. The run rate were at the beginning of 2003 61 MW/year, at the beginning of 2004 105 MW/year and increased further to a run rate at the beginning of 2005 of 162 MW/year. With planned ramp-up and improvements in production, the run rate is expected to be close to 240 MW/year at the end of 2005.

Global market prices for multicrystalline wafers decrease by 5 percent in 2004. Further decreases are expected as the industry achieves further benefits of scale and improves productivity. However, the significant increase in the price of silicon feedstock will, in 2005, temporarily stall the reduction in wafer prices.

The ramp-up and capacity increases have in the short run affected the margin level negatively as consumption of input factors tend to be higher and investment costs are incurred before full production is achieved. Even with a cost level higher than expected during normal operations, ScanWafer managed to increase its EBITDA to 149 million NOK compared 39 million NOK in 2003. The profit level should be relatively comparable as ScanWafer both in 2003 and 2004 incurred substantial costs (and delayed income) due to capacity increases. In 2003 ScanWafer started up the new plant at Herøya with a capacity of around 60 MW. In late 2004 and early 2005, the capacity of this plant was doubled to 120 MW. Production will then gradually be ramped up reaching capacity in the third quarter of 2005. The EBITDA margin was 16.9 percent in 2004.

The increase in operational profit is then mainly explained by a higher revenue level through increased production and continuous productivity gains.

ScanWafer achieved a profit before tax of 46 million NOK in 2004 compared to a loss before tax of 8 million NOK in 2003.

ScanCell
Revenues of ScanCell, our solar cell plant located in Narvik, Norway, were 144 million NOK in 2004, up from 21 million NOK in 2003. In 2004, ScanCell started the year with a small scale production and expanded its operations throughout the year and changed its production to larger and thinner cells. The transition from 125mm x 125mm cells to 156mm x 156mm cells, and from 330 micron to 280 micron in cell thickness, initially had a negative impact on production volumes and cost. ScanCell incurred delayed delivery of production equipment and experienced certain start up problems. The capacity increase and production transition has now been successfully completed. By the forth quarter all transition challenges were solved, and production was running with a satisfactory level of productivity, quality and profitability. ScanCell was at year-end running at capacity and currently employs 68 people.

The board of REC has decided to sell the ScanCell business to concentrate the group's efforts on achieving a market leader and cost leader position upstream. ScanCell's results are therefore reported as a discontinued operation in the group accounts (see Note 16), with a loss after tax of 6 million NOK.

ScanModule
Revenues in ScanModule, based in Glava, Sweden, were 129 million NOK in 2004, up from 7 million NOK in 2003. 2004 has been the ramp-up year for ScanModule which started the year with a small scale test production and increased the production capacity to a normalized level throughout the year. ScanModule has additionally changed its module production to be based on larger and thinner cells. The move to larger and thinner cells is positive for the business in the medium and long term, as customers increasingly expect more cost-efficient modules. The ramp-up in ScanModule has been more challenging than expected. However, the company was profitable on a monthly basis by the end of 2004, and is expected to run at capacity by the end of the first quarter 2005. ScanModule employs 70 people.

The board of REC has decided to sell the ScanModule business to concentrate the group's efforts on achieving a market and cost leader position upstream. ScanModule's results are therefore reported as a discontinued operations in the group accounts (see Note 16), with a loss after tax of 14 million NOK.

SolEnergy
SolEnergy is dedicated to the installation and operation of PV systems in developing countries, particularly in South Africa where SolEnergy operates through it's subsidiary Solar Vision. The Government of South Africa has awarded a concession to Solar Vision giving the company preferred rights to install up to 50 000 solar home systems. Towards the end of 2004 Solar Vision changed it's accounting principles based on guidance from local auditors. Grants received per installations from the local government are now recognized as revenue over the lifetime of the installation, 20 years. Consequently, the comparable figures for 2003 have also been restated to reflect the same accounting principles. This has also triggered the need for calculation and depreciation of goodwill from earlier share purchases in Solar Vision.

Total revenues for SolEnergy at year-end 2004 were 7 million NOK. The business area had then installed close to 6 500 solar home systems in its dedicated concession area in Polokwane, South Africa. The current demand from the local community for new installations is strong and the rate of installations is expected to average between 350 and 450 installations per month in 2005. The business area has 15 employees and engages close to 90 local contractors in the rural areas where it operates.

Solar Vision was cash generating in 2004, but recorded an accounting loss of 4 million NOK after tax. The holding company SolEnergy additionally wrote down the book value of selected other investments with a total negative income statement effect of 6 million NOK.

REC Group & Holding
During 2004, REC undertook three major capital increases, of which two had cash effect. This contributed more than 300 million NOK of new equity into the company. These funds, and additional loans, will be used to finance REC's aggressive growth strategy going forward. At December 31, 2004, total equity for the REC Group amounted to 925 million, which gives an equity book value ratio of 46 percent and an interest bearing debt to equity ratio of 0.86.

In REC, the holding company, AS net operating expenses and personnel costs (net after internal sale of services to subsidiaries) amounted to 22 million NOK in 2004, compared with 30 million NOK in 2003. A significant portion of these costs were transaction related costs. Interest expenses rose to 20 million NOK in 2004, from 12 million NOK in 2003, costs largely related to the convertible bond that was set up in the third quarter of 2003 and which is part of REC's subsidiary financing.

Net loss for REC AS in 2004 was 23 million NOK. The Directors propose that no dividend should be paid for 2004 and that the net loss for the year is transferred and displayed separately under other equity and retained earnings. At December 31, 2004, the REC AS's free equity was 254 million NOK.

Pursuant to Section 3-3 of the Norwegian Accounting Act, the directors confirm that the accounts have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date when the accounts were approved.

CURRENCY AND INTEREST RATE EFFECTS
Subsidiaries are funded in local currencies. SGS's cost base is in USD an all sales are done in USD. ScanWafer's cost base is partly in USD (silicon feedstock from SGS), in NOK and in EURO. Income is also calculated in EURO, NOK and USD. All new customers are credit checked before entering into long-term contracts. With a relatively small number of end customers, strong product demand and good transparency in the industry, the credit risk is perceived to be low. The REC Group mainly carries interest bearing debt with floating interest tied to Nibor, with the exception of the convertible bond held at holding level of 255 million NOK, and is therefore exposed to fluctuations in the short term interest level.

INTERNAL AND EXTERNAL ENVIRONMENT
The working environment in the REC Group is in general good. All business areas are committed to equal employment opportunities in all of our employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status. The REC Group requires that all employees to cooperate fully to ensure the fulfilment of this commitment in all actions and decisions, including hiring, promotions, upgrades, transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential. Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors. Despite these principles, Renewable Energy Corporation AS has no female Directors. Both the Board of Directors and the corporate management are aware of social expectations and regulations concerning the promotion of gender equality on the board and in the business.

There were no serious injuries of personnel or loss of lives reported in 2004 within the REC Group. A number of smaller injuries, mostly related to minor cuts and bruises, were reported and some resulted in lost time. All injuries have been documented and measures adopted to avoid their recurrence.

In general, the working environment in the company is satisfactory. Absence on sick leave was on average for the Group 5.2 percent and the company aims to keep this low by continuously improving the working and safety conditions.

There was no significant damage to property or equipment in 2004.

The REC Group can report no material emissions to the external environment above what is granted by permits by local environmental authorities. REC continuously works on assuring the quality of its subsidiaries operations and puts great emphasis on the significance of the environment. We will continue to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions. We will continue to reduce energy consumption and other emissions to the environment.

OUTLOOK FOR 2005
The global market for solar cells increased by 54 percent in 2004 (according to Solarbuzz, an international research institution). Industrial forecasts indicate that the world market for PV solar energy will continue to show strong growth also in 2005.

Market demand is influenced by – among other factors – interest rate levels, subsidies and prices of other energy sources. If interest rates are increased markedly, specifically in Japan or Germany, this may influence market demand negatively if the changes are not compensated by other improvements. Changes in subsidy schemes and other support measures in specifically California, Spain, Italy, India or China may increase the demand for solar energy in 2005. On the other hand, political changes, or changes in subsidies, in Germany or Japan can affect subsidy levels and hence market demand negatively. Continued high oil and natural gas prices may also both stimulate demand and prices, lead to positive changes in the use of subsidies, and induce further investments in the industry.

The industry is expected to experience supply shortage of silicon feedstock for production of wafers in 2005. This will lead to increased prices, positively affecting revenues and profit in our subsidiary SGS. ScanWafer is not expected to be negatively affected by the industry's feedstock problems as REC is the only solar energy company with its own production of high-quality silicon feedstock.

The REC Group focus will be to consolidate the dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions. We will continue negotiations with Komatsu Ltd. with the intent to reach a definitive agreement in line with the letter of intent to buy ASiMI LLC that was signed in February 2005. We also expect to clarify the sale of ScanCell and ScanModule and use the funds that this potentially generates to further fuel our strategy upstream.

Høvik, April 28, 2005

Tore Schiøtz

Chairman of the Board

Rune Bjerke

Marcel Egmond Brenninkmeijer

Ole Enger

Paul Koppenborg

Halvor T. Svartdal

Richard Olav Aa

Alf Bjørseth

President and CEO

REC
2004
Annual Report
33

Income Statement REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
Sales of products and services		1 408 052	703 404	285 862
Other operating income		10 088	9 607	2 540
Total revenues	1, 2	1 418 140	713 011	289 402
Material expenses		-512 401	-309 156	-62 109
Change in work in progress and finished goods		-81 902	60 035	53 581
Payroll expenses	4, 13	-291 939	-221 556	-128 623
Other operating expenses	4	-377 049	-282 709	-220 162
Earnings before interest and taxes, depreciation/amortization	2	165 249	-31 605	-87 994
Goodwill depreciation	5	-59 890	[illegible]	[illegible]
Write-downs of tangible fixed assets	6	-4 593	[illegible]	[illegible]
Depreciation	5, 6	-96 443	[illegible]	[illegible]
Earnings before interest and taxes	2	3 677	[illegible]	[illegible]
Earnings from equity accounted companies	10	-1 578	[illegible]	[illegible]
Interest income		1 548	[illegible]	[illegible]
Write-downs of financial fixed assets	10	-4 715	[illegible]	[illegible]
Interest expense		-46 050	[illegible]	[illegible]
Other financial income/expenses		4 751	[illegible]	-16 794
Profit/loss before tax	2	-51 729	-244 715	-199 789
Taxes	7	3 608	63 179	56 727
Profit/loss before minority interests		-48 121	-181 536	-143 062
Minority interest	14	14 472	-3 640	-14 881
Profit/loss for the year		-62 593	-177 876	-128 181

REC
2004
Annual Report
34

Balance Sheet REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
ASSETS				
Fixed Assets				
Deferred tax assets	7	113 205	110 639	110 [illegible]
Goodwill	5	200 124	221 247	240 543
Other intangible fixed assets	5	28 508	32 550	[illegible]
Intangible Fixed Assets		341 837	364 436	391 732
Land and buildings	6	181 719	185 037	185 037
Machinery and equipment	6	548 910	450 837	450 837
Other tangible fixed assets	6	54 024	53 612	53 612
Tangible Fixed Assets		784 653	689 486	689 486
[illegible]	9	13 043	16 773	16 773
Investments in associated companies	10	10 910	5 888	5 888
Investments in shares	10	3 086	1 071	1 091
Other long term receivables	9	37	5 071	5 071
Financial Fixed Assets		27 076	28 823	28 823
Total Fixed Assets		1 153 566	1 082 745	1 110 041
Current Assets				
Inventories	3	207 944	293 939	293 939
Trade receivables	9	189 538	127 681	127 681
Other current receivables	9	65 601	39 312	39 312
Cash and bank deposits	8	415 185	52 324	52 324
Total Current Assets		877 858	513 256	513 256
Total Assets		2 031 434	1 598 959	1 623 295

YEAR ENDED DECEMBER 31 (NOK IN THOUSANDS)	NOTES	2004	2003 (P)	2003
EQUITY AND LIABILITIES				
Shareholders' Equity				
Share capital	14	37 286	26 436	26 436
Own shares	14	0	-766	-766
Share premium reserve	14	667 170	372 391	372 391
Other paid in capital	14	337 739	312 548	312 550
Paid-in capital		1 042 195	710 629	710 629
Other equity and retained earnings	14	-103 960	-45 433	-79 331
Profit/loss for the year	14	-62 593	-177 096	-128 101
Minority interest	14	49 245	44 442	146 799
Retained earnings		-117 328	-88 021	-60 725
Total Shareholders' Equity		924 867	622 609	649 904
Non-current liabilities				
Pension liabilities	13	14 676	10 774	10 774
Deferred tax liabilities	7	0	0	0
Medium- and long-term loans	9, 11, 12	575 486	559 118	559 118
Other liabilities non-current		15 790	9 367	9 367
Total Non-current Liabilities		605 952	579 259	579 259
Current liabilities				
Trade payables		212 808	148 733	148 733
Other current liabilities		66 591	65 539	65 539
Short-term loans	9	221 416	179 860	179 860
Total Current Liabilities		500 615	394 132	394 132
Total Liabilities and Equity		2 031 434	1 595 999	1 623 295

Statement of cash flow REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSANDS)	NOTES	2004	2003 (P)	2003
Cash flows from operating activities				
Profit/loss before tax		-51 729	-214 715	-199 789
Adjustments for depreciation of fixed assets		165 641	134 432	69 363
Adjustments for changes in pension liabilities		3 759	4 650	4 650
Loss on sale of subsidiaries not consolidated		0	0	0
Other adjustments		11 982	8 002	9 051
Changes in operating assets and liabilities:				
Changes in trade receivables		-62 262	-74 121	-26 617
Changes in inventories		86 305	-172 752	-75 063
Changes in trade payables		64 027	28 110	2 502
Taxes paid		0	0	0
Net cash flow from operating activities		217 703	-266 385	-226 095
Cash flows from investing activities				
Capital expenditure on financial fixed assets		-11 527	-78 421	-78 421
Capital expenditure on other fixed assets		-205 191	-217 926	-66 239
Net cash flow from investing activities		-216 718	-296 357	-144 660
Cash flow from financing activities				
Changes in financing receivables		-2 431	12 640	372
Changes in short-term loans		41 600	-161 798	7 468
Changes in medium and long-term loans		17 367	430 341	172 025
Increase in equity		308 074	158 209	158 200
Dividends paid		0	0	0
Other items		-2 165	-1 572	-7 305
Net cash flow from financing activities		362 245	447 851	330 630
Cash and equivalents translation difference		-369	611	841
Net change in cash and equivalents		362 861	-114 050	-39 204
Cash and equivalents - beginning of the year	8	52 324	166 374	[illegible]
Cash acquired during the year				4 106
Adjusted cash and equivalents - beginning of the year				[illegible]
Cash and equivalents - end of the year	8	415 185	52 324	52 324

Notes to the REC Group accounts

Note 01: ACCOUNTING PRINCIPLES

Consolidated financials The consolidated accounts include the parent company, subsidiary companies and [illegible] and [illegible] the Group's combined [illegible] position of these companies as one unit and as collective statements.

At the end of September 2003 Renewable Energy Corporation AS (REC) increased its shareholding in ScanWafer AS [illegible]. As a result, ScanWafer AS is consolidated into REC Income Statement and Cash Flow according to the equity method for the first three quarters of 2003 [illegible] and according to the purchase method for the fourth quarter of 2003 [illegible].

[illegible] pro forma figures for 2003 [illegible] acquisition of the remaining outstanding shares of ScanWafer AS as of [illegible]. [illegible] Renewable Energy Corporation AS. [illegible] interest [illegible] Solar Grade Silicon LLC and Solar Vision Ltd.

Subsidiaries A company is treated as a subsidiary when REC holds a controlling interest [illegible] than 50% [illegible]. The Income Statement and the Balance Sheet are included [illegible] in the consolidated accounts. The minority interest's share of the profit or loss for the year and [illegible] equity is shown as separate items in the accounts.

Shares purchased in subsidiaries are dealt with according to the purchase method of accounting, [illegible] the cost price of the shares is set off against the book value of the shareholders' equity in the subsidiary at the time of purchase. [illegible] values resulting from the purchase are assigned to identifiable assets or liabilities. Added value that cannot be assigned to identifiable assets and liabilities is presented in the Balance Sheet as goodwill. [illegible] in the Income Statement. Goodwill is depreciated [illegible].

Associated companies Associated companies are enterprises in which Renewable Energy Corporation AS has a substantial interest [illegible] (normally more than 20% of the shares) but which are not subsidiaries or joint ventures. For associated companies, REC uses the equity method in the consolidated accounts. According to the equity method, investments are valued as the share of equity capital in the enterprise and the share of the profit is entered as income. The share of the profit and the investment are presented as separate items in the Income Statement (Earnings from equity accounted companies) and Balance Sheet. At the time of purchase, the investment is valued at full cost, [illegible] the added or reduced value resulting from the purchase.

Conversion of foreign companies Balance sheet items relating to foreign companies are converted at the exchange rate applying at the date of the Balance Sheet, while Income Statement and Cash Flow items are converted at average exchange rates for the year. Conversion differences for foreign subsidiaries are entered against the Group's shareholders' equity.

Internal transactions All internal transactions between consolidated units have been eliminated. This applies to internal trading, interest, dividends and internal gains. It also applies to internal receivables and liabilities in addition to share and capital investment.

Pensions REC has both defined-benefit pension schemes and defined-contribution pension schemes for its employees. [illegible] under the defined-benefit pension schemes are charged to expenses as they are earned and net pension commitments [illegible] are entered in the Balance Sheet. An actuarial calculation is made annually of pension expenses and pension commitments, taking into account anticipated wage growth based on [illegible]. "Pension funds" includes premiums [illegible] the insurance company's [illegible]. "Pension expenses" includes the present value of the year's pension earnings, plus interest on commitments, less return on pension funds. For the defined-contribution pension schemes, the contributions are charged to expenses as they are paid. No commitments are entered in the Balance Sheet for these schemes.

Taxes The year's Income Statement does not contain any payable taxes, but rather a carry forward tax loss [illegible]. The tax loss is calculated on the basis of the year's loss in each of our subsidiaries and parent company. Deferred tax asset [illegible] calculated on temporary

differences between accounts and tax. The material temporary differences arise in that some of the items in the Income Statement are treated differently for accounting purposes and for tax purposes.

Depreciation [illegible] the economic life of the fixed assets.

Development costs Costs relating to research and development of technology are charged to expenses.

Receivables and debts [illegible] are classified as current assets and short-term liabilities. Debts to credit [illegible] which are taken up to finance fixed assets [illegible] are classified as long-term liabilities, while loans taken up to finance working capital (current assets) are classified as short-term liabilities. Other receivables and debts which are not due for more than a year are classified as fixed assets and long-term liabilities. Receivables are entered in the Balance Sheet at their nominal value less provisions for bad debts. Receivables and debts in foreign currency are converted at the exchange rate on the date of the Balance Sheet.

Stocks Stocks are [illegible] at the cost price or net realizable value, whichever is lower.

The accounting principles are in detail described in the disclosures to the financial statements of the parent company.

Note 02: SEGMENT DATA

	2004	2003 (P)
Sales revenues by segment		
Solar Grade Silicon	523 670	172 981
ScanWafer	883 938	617 744
ScanCell	144 494	20 862
ScanModule	129 376	7 160
SolEnergy	6 764	2 641
Gross revenues	1 698 252	841 388
Corporate/eliminations	-220 112	-128 377
Total revenues	1 418 140	713 011

	2004	2003 (P)
EBITDA by segment		
Solar Grade Silicon	41 731	-9 354
ScanWafer	149 267	39 129
ScanCell	7 316	-18 216
ScanModule	-14 301	-5 734
SolEnergy	-2 224	-7 145
Sum	181 789	-1 320
Corporate/eliminations	-26 540	-30 285
Total EBITDA	155 249	-31 605

	2004	2003 (P)
EBIT by segment		
Solar Grade Silicon	40 754	9 986
ScanWafer	60 274	-80 117
ScanCell	8 061	-25 941
ScanModule	-16 064	-6 548
SolEnergy	-5 008	-11 291
Sum	78 995	-83 743
Goodwill depreciation	-55 090	-40 155
Corporate/eliminations	-26 582	-38 478
Total EBIT	-3 677	-162 376

	2004	2003 (P)
Profit/loss before tax by segment		
Solar Grade Silicon	39 785	16 624
ScanWafer	45 407	-89 811
ScanCell	-10 585	-26 498
ScanModule	-19 123	-6 324
SolEnergy	-10 524	-15 337
Sum	45 040	-147 592
Goodwill depreciation	-55 890	-46 155
Corporate/eliminations	-41 879	-48 956
Total Profit/loss before tax	-51 729	-244 715

Note 03: **INVENTORIES**

	2004	2003
Inventories :		
Finished goods	35 677	103 917
Goods in production	18 135	44 283
Raw materials	153 732	145 739
Total inventories	207 544	293 939

Note 04: **PAYROLL EXPENSES**

	2004	2003
Payroll expenses		
Pay	227 626	127 176
Bonus and sales commission	2 810	647
Employer's National Insurance contribution	43 414	8 611
Pension expenses	15 408	1 493
Other pay related expenses	2 273	2 063
Total payroll expenses	291 539	133 695
Average number of permanent employees	601	505
Number of employees at December 31, 2004	657	546

AUDITOR'S REMUNERATION FOR 2004*	AUDIT FEES EXPENSED	CONSULTANCY SERVICES
KPMG	4 054	1 303
Other	10	70
Total auditor's remuneration	4 064	1 373

* Audit and other audit services contain:
- *Audit work related to Norwegian auditing standard RS 700, to give a qualified opinion regarding the financial statements*
- *Audit work related to tax form signature according to RS 801*
- *Audit work related to confirmations according to RS 802*

Note 05: **INTANGIBLE FIXED ASSETS**

	RESEARCH AND DEVELOPM.	LICENCES AND OTHER INTANGIBLE ASSETS	GOODWILL	2004	2003
Cost price					
January 1	2 755	42 600	274 017	319 572	39 037
Additions		765	13 371	13 636	297 749
Sale					
Translation difference		-1	-8 348	8 349	4 064
Cost price at December 31	2 755	42 364	279 040	324 859	319 572
Accumulated depreciation					
January 1		-9 450	-23 565	-33 035	-3 240
Depreciation for the year		-4 306	-55 800	-60 106	-30 203
Translation difference			2 448	-2 440	514
Depreciation at December 31		-13 754	-77 027	-90 783	-33 035
Write downs					
January 1	-2 755		-2 689	-5 444	
Write downs for the year					-5 444
Translation difference					
Write downs at December 31	-2 755		-2 689	-5 444	-5 444
Net book value		28 509	200 124	228 632	281 093
Estimated economic lifetime		10 y.	5 y.		
Depreciation method		linear	linear		

Note 06: **OPERATIONAL FIXED ASSETS**

	LAND AND BUILDINGS	MACHINERY AND EQUIPMENT	OTHER TANGIBLE ASSETS	2004	2003
Cost price					
January 1	200 354	599 789	48 897	[illegible]	44 007
Additions	2 740	182 155	14 842	204 737	811 869
Sale		45 764	1 154	46 918	9 852
Translation difference	406	-1 267	-44	1 717	3 585
Cost price at December 31	207 610	734 904	63 341	1 025 855	869 833
Accumulated depreciation					
January 1	15 312	143 077	16 052	175 755	100 914
Depreciation on disposals		41 188	146	41 334	
Depreciation for the year	-10 579	-60 677	-17 802	-92 126	-74 012
Translation difference	7	-2 928	-471	-3 462	-329
Depreciation at December 31	-25 891	-174 364	-29 266	-229 521	-173 255
Write downs					
January 1		-5 067	-25	-5 092	
Write downs for the year		-6 567	26	-6 593	5 092
Translation difference		4		4	
Write downs at December 31		-11 630	-51	-11 681	-5 092
Net book value	181 719	548 910	54 024	784 653	689 496
Estimated economic lifetime	20-25 y.	7-10 y.	3-10 y.		
Depreciation method	linear	linear	linear		

Note 07: **INCOME TAX**

	2004	2003
Income tax expenses		
Tax payable		
Change in deferred taxes	3 608	56 727
Total tax expenses	3 608	56 727
Tax base estimation		
Profit/loss before tax	51 729	-199 769
Profit/loss before tax ScanWafer		-17 631
Permanent differences	-1 743	-5 818
Permanent differences goodwill depreciation	55 856	20 052
Permanent difference related to minority interest (JTD)	17 542	
Net transactions in capital equity		675
Loss carried forward	-62 809	
Temporary diff. acquired by consolidation of ScanWafer		17 9[illegible]
Temporary differences	8 454	25 707
Estimated tax base	-68 013	-241 539
Temporary differences		
Receivables	-12 420	-16 738
Inventory	-4 202	98
Shares		8 774
Fixed assets	57 905	43 381
Provisions	-1 156	
Government grants	19 126	-11 157
Pension obligations	-1 741	-1 425
Loss carried forward	-420 438	-419 775
Unused allowance of dividends	-133	-133
Total temporary differences	-408 133	-397 193
28%-24% deferred tax	-116 452	114 555
Deferred tax asset not balanced	2 246	2 916
Total	-113 205	-110 639

Loss carried forward related to Solar Vision, not recognised due to uncertainty of utilisation against future taxable profit.

continued	2004	2003
The tax amount is:	1 366	1 009
Tax costs for the year		
Tax on profit/loss for the year	12 694	
Permanent difference effect	-15 441	
Tax effect minority	4 270	
Reversed temporary difference on shares	2 457	
Temp. difference due to change in accounting principles	-197	
Temp. difference booked against equity	-175	
Total	3 602	

Note 08: *RESTRICTED BANK DEPOSITS*

Restricted bank deposits, most of which is related to withheld tax from employees, amounts to NOK 7.6 million. In addition, the parent company has NOK 67 million restricted as collateral for financing the subsidiary ScanWafer AS. Further, the parent company has placed a USD [illegible] cash deposit in Bank of America, booked at NOK 13 314 [illegible], as collateral for a credit facility used by Solar Grade Silicon LLC.

Note 09: RECEIVABLES AND DEBT

	2004	2003
Receivables		
Trade receivables	189 538	127 681
Other short term receivables	46 262	27 605
Prepaid costs	19 339	11 707
Other current receivables	65 601	39 312
Financing receivables	13 043	16 773
Bonds & securities		
Other long term receivables	37	5 071
Other long-term receivables	37	5 071
Total receivables	268 219	188 837
Debt		
Short-term liabilities to fin. institutions (credit facilities)	119 580	91 439
Current portions of long-term loans/liabilities	101 836	88 421
Short-term liabilities, interest-bearing	221 416	179 860
Long-term liabilities, interest bearing	575 486	559 118
Total interest-bearing debt	796 902	738 978

Note 10: SHARES AND PARTICIPATIONS

	REGISTERED OFFICE	BOOK VALUE NOK 1000	OWNERSHIP/VOTING SHARE
Shareholdings held by parent			
Sillrock AS	Norway	2 560	11.7%
Alltech AS	Norway	10	1.7%
Edison Power AG	Germany	516	4.0%
Total investments in shares		3 086	

Shares owned in associated companies

	CSG SOLAR AG	SCANWAFER GMBH
Ownership	21.0%	100.0%
Business office	Germany	Germany
Booked value at January 1, 2004		3 976
Acquired in 2004	8 512	
Profit/loss from equity accounted companies	-1 600	22
Booked value December 31, 2004	6 912	3 998
Total net investments in associated companies		10 910

Write-down of financial fixed assets of NOK 6 716 thousand mainly consists of the write-down of shares in [illegible]. [illegible] NOK 6 076 thousand held by SolEnergy AS. The remaining NOK 640 thousand consists of a number of smaller book value adjustments of selected other investments.

ScanWafer GmbH is recognised in the group financial statements using the equity method due to its limited size and limited number of transactions.

Note 11: PLEDGES AND GUARANTEES

	2004	2003
Guarantees		
Guarantees pledged as security	6 700	6 700
Other guarantees	700	2 920
Total guarantees	7 400	9 620

	BOOK VALUE	PLEDGE
Pledges as at December 31, 2004		
Fixed assets	717 210	913 500
Accounts receivables	118 052	274 936
Inventories	171 743	262 100
Total	1 007 005	1 450 524

For one of the subsidiaries, pledged values are higher than the book value of the related assets. ScanWafer AS had NOK 342 million higher pledge value than the book value.

Note 12: CONVERTIBLE LOANS AND BOND ISSUES

On September 24, 2003 the company entered into a loan agreement with Goldman Sachs International, [illegible] and Good Energies Investments BV. Total loan amounted to € 31 million. Interest rate on the convertible loan is 7.5% p.a., and interest expenses for 2004 amount to NOK 22 [illegible]. As per December 31, 2004, the loan was booked at NOK 255 [illegible]. The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at € 14.253 per share, with currency rate NOK 8.25 which are equal to NOK 118 per share. The loan is due for repayment in whole at March 31, 2006. The loan agreement [illegible] conversion rates at any new issue of shares and/or merger dilution effects. Good Energies Investments BV being REC's largest shareholder, is defined as a related party.

516

Note 13: PENSION

	2004	2003
Pension expenses		
Present value pension earnings for the year	13 344	11 429
Interest expenses	1 440	460
Return on pension funds	-1 229	-592
Effect of changes in estimates	209	10
Employer's tax	1 556	452
Net pension expense	15 408	11 759
Pension liabilities		
Present value funded defined benefit liabilities	29 452	24 622
Expected effect of future salary increase	14 833	721
Expected pension liabilities at yearend	44 285	25 343
Market value pension funds	24 801	14 263
Unrecognised effect of estimate deviations	-6 621	-1 499
Employer's tax	1 812	1 192
Net pension liability	14 676	10 774
Actuarial assumptions for pension liabilities		
Discount rate	5.5%	6.0%
Expected return on pension funds	6.5%	7.0%
Expected wage adjustment	3.0%	3.0%
Expected pension regulation	2.5%	2.5%
Expected pay increases	3.0%	3.0%

The pension plan relates to employees in Renewable Energy Corporation AS, ScanWafer AS and ScanCell AS for 2004. Actuarial assumptions are weighted average of [illegible] and relate to [illegible]. The other subsidiaries do not have additional pension obligations to the [illegible].

Note 14: STATEMENT OF CHANGES IN EQUITY

PAID-IN CAPITAL	SHARE CAPITAL	SHARE PREMIUM RESERVE	OWN SHARES	OTHER PAID-IN CAPITAL	TOTAL PAID-IN CAPITAL
Balance at January 1, 2004	26 436	372 391	-766	312 568	710 629
Equity changes	10 850	294 779	766	25 171	331 566
Balance at December 31, 2004	37 286	667 170	0	337 739	1 042 195

RETAINED EARNINGS	MINORITY INTEREST	OTHER EQUITY AND RETAINED EARNINGS	TOTAL RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2004	135 042	-190 929	-54 887	655 742
Adjustment, change in acc. principles	-9 927	16 585	6 658	6 658
Adjusted balance at January 1, 2004	148 709	-207 514	-60 725	649 904
Equity changes	-112 016	104 534	-8 482	323 084
Net profit/loss	-14 472	-62 593	-48 121	-48 121
Balance at December 31, 2004	49 245	-166 573	-117 328	924 867

Adjustments to the opening balance resulted from changes in accounting principles in Solar Vision [illegible] AB and a fully owned subsidiary of SolEnergy AS. Grants received from installation activities from the local government are now recognized as revenue over the lifetime of the installation, 20 years.

Additional changes to the opening balance were a result of different treatment of minority interest in ScanWafer AS. The minority [illegible] 2003.

Note 15: PROVISIONS AND CONTINGENT LIABILITIES

[illegible]

[illegible]

Note 16: DISCONTINUED OPERATIONS

In December 2004 the Board of Directors decided to [illegible]. The subsidiaries are ScanCell AS and ScanModule AB. ScanCell AS produces [illegible] wafers from ScanWafer AS [illegible] ScanModule AB [illegible] ScanCell AS [illegible].

The summarised financial information from the discontinued operations are as follows:

	2004	2003
Revenues		
ScanCell AS	144 494	20 862
ScanModule AB	129 376	7 160
Total	273 870	28 022
Earnings before interest and taxes		
ScanCell AS	-8 061	-25 941
ScanModule AB	16 964	-6 548
Total	-25 025	-32 489
Net Profit (Loss) after tax		
ScanCell AS	5 945	-17 534
ScanModule AB	-13 775	-4 280
Total	-19 720	-21 822

	2004	2003
Assets		
ScanCell AS	118 650	93 938
ScanModule AB	116 811	29 707
Total	235 461	123 645
Liabilities		
ScanCell AS	80 573	88 936
ScanModule AB	97 005	23 568
Total	177 678	112 504
Net asset		
ScanCell AS	38 057	5 002
ScanModule AB	19 726	6 139
Total	57 782	11 141

	2004	2003
Net cash flows from operating activities		
ScanCell AS	3 230	-27 485
ScanModule AB	-45 712	-13 414
Total	-42 479	-40 899
Net cash flows from investing activities		
ScanCell AS	-17 406	24 006
ScanModule AB	-5 149	-4 707
Total	-22 555	-28 723
Net cash flows from financing activities		
ScanCell AS	12 861	51 532
ScanModule AB	54 833	19 919
Total	68 694	71 451

Income Statement REC AS

(IN NOK)	NOTES	2004	2003
Revenues	H	6 264 704	7 633 223
Total operating income		6 264 704	7 633 223
Purchase of goods		-1 468	-2 673 539
Payroll expenses	D	-14 662 046	-12 730 247
Depreciation of tangible fixed assets	C	-242 364	-193 553
Other operating expenses		-13 795 602	-22 514 677
Operating profit/(loss)		-22 456 856	-30 478 792
Interest receivable from group companies		1 460 245	163 333
Interest income		1 075 224	403 929
Other financial income	E	5 704 000	2 413 528
Write downs financial fixed assets		-455 000	0
Interest expenses		-20 528 893	-11 820 910
Other financial expenses		-1 152 200	-9 666 818
Profit/(loss) before taxes		-35 953 480	-48 965 668
Tax on ordinary result	J	13 207 234	13 641 042
Profit/(loss) for the year		-22 746 246	-35 324 626
Profit/(loss) for the year is distributed as follows:			
Other equity/capital	K	-22 746 246	-35 324 626
Total distributed		-22 746 246	-35 324 626

Balance Sheet REC AS

(IN NOK)	NOTES	31.12.2004	31.12.2003
ASSETS			
Fixed assets			
Intangible fixed assets			
Deferred tax asset	J	42 094 025	28 096 791
Total intangible fixed assets		42 094 025	28 086 791
Tangible fixed assets			
Fixtures and fittings, tools, office machinery and similar assets	C	243 450	372 215
Total tangible fixed assets		243 450	372 215
Fixed asset investments			
Investments in subsidiaries	F	779 811 474	565 773 706
Loans to subsidiaries	I	178 516 925	185 139 303
Investments in associates	G	8 511 513	0
Other investments	G	3 086 063	1 041 063
Total fixed asset investments		969 925 975	754 953 072
Total fixed assets		1 012 263 450	784 212 078
Current assets			
Accounts receivable			
Trade accounts receivable	I	2 269 597	6 900 620
Receivables from subsidiaries	I	171 447	9 017 385
Other receivables		2 643 682	1 144 592
Total accounts receivable		5 084 726	17 142 603
Cash and cash equivalents	B	277 611 009	40 494 659
Total assets		1 294 959 185	841 849 340

(NOK)	Notes	31.12.2004	31.12.2003
EQUITY AND LIABILITIES			
Equity			
Called up share capital			
Share capital	K	37 286 268	26 426 165
Not registered share capital		0	10 000
Own shares	K	0	-765 970
Share premium reserve	K	667 171 103	372 391 037
Paid in other equity	K	283 056 215	261 510 226
Total called up capital		987 513 585	659 571 526
Earned equity			
Other capital	K	13 054 003	-39 860 904
Total earned equity		13 054 003	-39 860 904
Total equity		1 000 567 590	619 690 624
Liabilities			
Provisions			
Pension liabilities	D	1 160 756	656 985
Total provisions		1 160 756	656 985
Other long-term liabilities			
Convertible loans	L	255 393 499	214 628 697
Total other long-term liabilities		255 393 499	214 628 697
Total long-term liabilities		256 554 255	215 285 682
Current liabilities			
Liabilities to financial institutions	L	0	1 930 295
Accounts payable	I	3 950 891	2 048 019
Tax payable	J	0	0
Social security, VAT and other taxation payable		1 380 966	1 212 915
Other current liabilities	I	32 505 482	1 701 804
Total current liabilities		37 837 340	6 873 034
Total liabilities		294 391 595	222 158 716
Total equity and liabilities		1 294 959 185	841 849 340

Høvik, April 28, 2005

Tore Schiøtz, Chairman of the Board — Rune Bjerke, Member of the Board — Marcel Egmond Brenninkmeijer, Member of the Board — Ole Enger, Member of the Board

Paul Kloppenborg, Member of the Board — Halvor E. Sveaidal, Member of the Board — Richard Olav Aa, Member of the Board — Alf Bjørseth, President and CEO

Statement of Cash flow REC AS

(NOK)	Notes	2004	2003
Cash flow from operating activities			
Profit/(loss) before tax		-35 953 480	-48 565 640
Taxes paid		0	0
Depreciation and amortization		242 364	193 557
Write downs financial fixed assets		453 000	0
Changes in accounts receivable		4 711 032	5 609 402
Changes in accounts payable		1 902 072	-209 524
Changes in pension scheme assets/liabilities		503 771	257 976
Changes in other accrued income and expenditure		12 350 274	-4 439 025
Net cash flow from operating activities		-15 788 167	-58 950 658
Cash flow from investing activities			
Capital expenditure on financial fixed assets		-127 300 513	-142 909 425
Proceeds from sale of other fixed assets		-113 600	211 307
Net cash flow from investing activities		-127 414 113	-143 120 757
Cash flow from financing activities			
Increase in short and long-term loans		73 274 400	187 571 111
Repayment of short- and long term loans		-1 830 296	44 383 351
Increase in equity		308 874 444	61 160 573
Net cash flow from financing activities		380 318 626	204 328 333
Net change in cash and cash equivalents		237 116 345	2 276 878
Cash and cash equivalents 01.01.	B	40 494 659	38 217 787
Cash and cash equivalents 31.12.	B	277 611 009	40 494 659

REC 2004 Annual Report 49 | REC 2004 Annual Report 50

Notes to the REC AS accounts

Note A: ACCOUNTING PRINCIPLES

Basic principles – assessment and classification – other issues [illegible]

[illegible]

[illegible]

[illegible]

Accounting principles for material items
Cost recognition/matching
[illegible]

Other income (costs)
[illegible]

Financial assets [illegible]

Accounts Receivables [illegible]

Deferred tax and tax expense [illegible]

Pension liability and pension costs [illegible]

[illegible]

[illegible]

[illegible]

Cash flow statement [illegible]

Note B: RESTRICTED FUNDS

[illegible]

Note C: TANGIBLE FIXED ASSETS AND INTANGIBLE FIXED ASSETS

	LICENSE	OFFICE EQUIP	CARS	2004 TOTAL	2003 TOTAL
Cost as of 01.01.	211 332	439 280	209 950	860 562	649 230
Additions to purchased fixed assets	0	113 600	0	113 600	211 332
Disposals	0	0	0	0	0
Cost as of 31.12.	211 332	552 880	209 950	974 162	860 562
Accumulated depreciation as of 31.12.	82 185	445 977	202 550	730 712	488 347
Net book value as of 31.12.	129 147	106 903	7 400	243 450	372 215
Depreciation for the year	70 444	109 521	62 400	242 364	193 532
Useful economic life, years	Up to 3	Between 3-7	Up to 3		
Depreciation plan	Linear	Linear	Linear		

Operating lease amount NOK 508 4[illegible].

Note D SALARIES / NUMBER OF EMPLOYEES / BENEFITS / EMPLOYEE LOANS / PENSIONS

PAYROLL AND RELATED COST	2004	2003
Payroll	10 [illegible]	9 [illegible] 225
Social security costs	1 [illegible] 717	1 [illegible]
Pension costs	1 543 [illegible]	1 151 [illegible]
Other employee related costs	152 [illegible]	132 [illegible]
Payroll and related cost	14 482 046	12 730 247

Average number of employees in 2004 was 14

CURRENT YEAR PENSION EXPENSES	2004	2003
Present value pension earnings of the year	1 472 530	1 070 440
Interest expenses incurred pension cost	142 002	99 212
Expected return	-135 091	-93 854
Redemption of estimate divergence	30 757	9 568
Net Pension Expense	1 508 198	1 113 405
Administrative Expenses	33 709	25 568

BALANCE [illegible]	31.12.04	31.12.03
Incurred pension commitment incl expected future salary increase	[illegible] 256 210	2 315 982
Expected effect of future salary increase	1 [illegible] 259	535 211
Incurred pension commitment incl expected future salary increase	4 261 637	2 851 193
Market value pension funds	-2 510 970	-1 [illegible]
Net incurred pension commitment	1 [illegible]	[illegible]
Unrecognised effect of estimate deviations	[illegible]	[illegible]
Accrued payroll tax	[illegible]	[illegible]
Net pension liabilities	1 [illegible]	650 [illegible]

TECHNICAL ASSUMPTION	01.01.04	01.01.03
Discount rate	5.50%	6.00%
Expected return	6.50%	7.00%
Wage adjustment	3.30%	3.30%
Pension adjustment	2.50%	2.50%
Adjustment of pension benefits	2.50%	2.50%
Voluntary retirement employees <40 years old	2.00%	2.00%
Voluntary retirement employees >40 years old	0.00%	0.00%

BENEFITS	PRESIDENT & CEO	BOARD OF DIRECTORS
Salary	1 [illegible]	[illegible]
Share of pension	115 657	0
Other benefits	12 013	0

The President & CEO do not have any agreements of bonus or salary if he leaves the company.

Audit

The audit fee and other audit related services 2004	407 134
Fees regarding other services provided by the auditor	931 016

- [illegible]
  - Audit work related to [illegible] statements
  - Audit work related to tax form signature according to RS 80[illegible]
  - Audit work related to confirmations according to RS 80[illegible]

Note E: LIABILITIES

The company has no liabilities due more than five years after the end of the fiscal year.

	2004	2003
Loan to credit institution	0	1 [illegible]
Other short terms liabilities	0	0
Total	0	1 430 [illegible]

Convertible loans

[illegible]

Note F: SUBSIDIARIES AND ASSOCIATES

Shares in subsidiaries

THE NAME OF THE COMPANY	OWNERSHIP/VOTING SHARE	BUSINESS OFFICE	EQUITY ACCORDING TO THE LATEST FINANCIAL STATEMENTS	PROFIT (LOSS) ACCORDING TO THE LATEST FINANCIAL STATEMENTS	BOOK VALUE
Silicon Technology AS	100.0%	Bærum	65 102 526	4 223 261	65 231 [illegible]
ScanWafer AS	100.0%	Herøya	[illegible] 711 [illegible]	24 [illegible]	[illegible]
ScanCell AS	100.0%	Narvik	[illegible]	5 [illegible] 121	[illegible]
ScanModule AB	100.0%	Arvika	19 [illegible]	-13 [illegible]	[illegible]
[illegible] Energy AS	100.0%	Bærum	-10 [illegible]	[illegible]	7 350 [illegible]
REC Ventures AS	100.0%	Høvik	25 [illegible] 297	16 [illegible]	[illegible]
Total					279 811 472

Note G. SHARES AND INTERESTS IN OTHER COMPANIES

	OWNERSHIP SHARE	ACQUISITION COST	BOOK VALUE
Associates			
Fixed assets			
CSG Solar AG	21.0%	8 511 513	8 511 513
Total		8 511 513	8 511 513
Other			
Sitech AS	11.7%	2 500 000	2 500 000
[illegible] Power AS	5.0%	516 063	516 063
[illegible] AS	1.[illegible]%	525 000	[illegible]
Total		3 541 063	3 056 053

Note D SALARIES / NUMBER OF EMPLOYEES / BENEFITS / EMPLOYEE LOANS / PENSIONS

PAYROLL AND RELATED COST	2004	2003
Payroll	10 993 900	9 872 225
Social security costs	1 991 217	1 673 070
Pension costs	1 543 907	1 151 144
Other employee related costs	152 955	132 909
Payroll and related cost	14 682 046	12 730 247

Average number of employees in 2004 was 14

CURRENT YEAR PENSION EXPENSES	2004	2003
Present value pension earnings of the year	1 472 530	1 028 449
Interest expenses incurred pension cost	143 002	99 212
Expected return	-133 091	-93 834
Redemption on estimate divergence	30 757	9 508
Net Pension Expense	1 509 198	1 113 405
Administrative Expenses	35 209	28 569

BALANCE SHEET INFORMATION PENSION LIABILITIES	31.12.04	31.12.03
Incurred pension commitment excl expected future salary increase	3 256 378	2 315 982
Expected effect of future salary increase	1 105 259	535 211
Incurred pension commitment incl expected future salary increase	4 361 637	2 851 193
Market value pension funds	2 539 920	1 862 032
Net incurred pension commitment	-1 821 709	-989 162
Unrecognised effect of estimate deviations	804 394	332 177
Accrued payroll tax	-143 441	0
Net pension liabilities	-1 160 756	-656 985

TECHNICAL ASSUMPTION	01.01.04	01.01.03
Discount rate	5.50%	6.00%
Expected return	6.50%	7.00%
Wage adjustment	3.30%	3.30%
Pension adjustment	2.50%	2.50%
Adjustment of pension benefits	2.50%	2.50%
Voluntary retirement employees < 40 years old	2.00%	2.00%
Voluntary retirement employees > 40 years old	0.00%	0.00%

BENEFITS	PRESIDENT & CEO	BOARD OF DIRECTORS
Salary	1 079 721	443 200
Share of pension	115 657	0
Other benefits	12 013	0

The President & CEO does not have any agreements of bonus or salary if he leaves the company.

Audit

The audit fee and other audit related services *2004	407 134
Fees regarding other services provided by the auditor	931 016

* Audit and other audit services contain:
  - Audit work related to Norwegian auditing standard RS 700 to give a qualified opinion regarding the financial statements.
  - Audit work related to tax form signature according to RS 50[illegible]
  - Audit work related to confirmations according to RS 00[illegible]

Note E: LIABILITIES

The company has no liabilities due more than five years after the end of the fiscal year.

	2004	2003
Loan to credit institution	0	1 830 296
Other short term liabilities	0	0
Total	0	1 830 296

Convertible loans

On September 24th 2004 the company entered into a loan agreement with Goldman Sachs International, [illegible] and Good Energies Investments BV, total loan amounted to € 31 million. Interest rate on the convertible loan is 7% p.a. Interest expenses for 2004 amounts NOK 20 523 [illegible]. As per December 31st 2004 the loan was booked at NOK 259 775 [illegible]. The loan holders have rights to convert their loan in part or as a whole at any time before the due date at € 14.203 per share, with currency rate NOK 8.26 which are equal to NOK [illegible] per share. The loan is due for repayment in whole at March 31st 2008. The loan agreement [illegible] as conversion [illegible] new issues of shares and [illegible] effects.

Note F: SUBSIDIARIES AND ASSOCIATES

Shares in subsidiaries

THE NAME OF THE COMPANY	OWNERSHIP/ VOTING SHARE	BUSINESS OFFICE	EQUITY ACCORDING TO THE LATEST FINANCIAL STATEMENTS	PROFIT (LOSS) ACCORDING TO THE LATEST FINANCIAL STATEMENTS	BOOK VALUE
Silicon Technology AS	100.0%	Bærum	65 102 526	4 323 261	69 231 000
ScanWafer AS	100.0%	Hovik	401 741 000	24 329 000	596 352 614
ScanCell AS	100.0%	Narvik	78 056 930	-5 945 121	64 748 000
ScanModule AB	100.0%	Arvika	19 723 079	-13 772 019	38 578 046
SolEnergy AS	100.0%	Bærum	-18 450 661	-9 097 736	7 358 919
REC Ventures AS	100.0%	Høvik	25 943 797	16 095 222	3 581 063
Total					779 811 472

Note G. SHARES AND INTERESTS IN OTHER COMPANIES

	OWNERSHIP SHARE	ACQUISITION COST	BOOK VALUE
Associates			
Fixed assets			
CSG Solar AG	21.0%	8 511 513	8 511 513
Total		8 511 513	8 511 513
Other			
Sitech AS	11.7%	2 500 000	2 500 000
EnFoam Power AS	5.0%	516 063	516 063
Alltech AS	1.7%	525 000	70 000
Total		3 541 063	3 086 063

Note K: EQUITY AND SHAREHOLDER INFORMATION

EQUITY	SHARE CAPITAL	OWN SHARES	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity as of 01.01.2004	20 436 183	-763 970	372 391 007	251 510 276	-39 080 904	619 692 624
Increase in share capital	10 000 000		294 780 016		75 681 153	381 311 752
Transfer of own shares		763 970		21 545 909		22 311 999
Profit/loss for the year					-22 746 236	-22 746 246
Equity as of 31.12.2004	37 786 268	0	667 171 103	283 056 215	13 034 003	1000 367 590

Shareholders:
The principle shareholders in Renewable Energy Corporation AS as of 31.12.2004:

	NUMBER OF SHARES	OWNERSHIP	VOTING SHARE
Good Energies Investments B.V.	5 953 734	39.92%	39.92%
Elkem ASA	3 441 442	23.12%	23.12%
Hafslund Venture AS	3 225 634	21.65%	21.65%
Cellar AS	444 573	2.98%	2.98%
Reitelfs AS	369 398	2.40%	2.40%
Sumitomo Corporation	306 272	2.05%	2.05%
Mallett Custody client account in Deutsche Bank	187 750	1.26%	1.26%
Total owner's share exceeding 1%	13 945 983	93.51%	93.51%
Others	968 524	6.49%	6.49%
Total number shares	14 914 507	100.00%	100.00%

Shares and options owned by the Managing Director and members of the board:

NAME	TITLE	NUMBER OF SHARES
Alf Bjørseth (through Cellar AS)	President & CEO	444 573
Tore Schiøtz (through Graahaug Industrier AS)	Chairman of the Board	34 071
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927
Halvor E. Sveinhaug (through Helios AS)	Board member	68 000

FREE EQUITY PER 31.12.2004	31.12.2004	31.12.2003
Contributed capital	283 056 215	261 510 226
Other capital	13 034 003	-39 080 904
Deferred tax	-42 074 025	-28 886 791
= The company free equity	254 016 193	192 742 531

KPMG

KPMG AS
[illegible]
N-0301 Oslo
Telephone +47 [illegible]
Fax [illegible]
[illegible]

To the Annual Shareholders' Meeting of Renewable Energy Corporation AS

AUDITOR'S REPORT FOR 2004

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation AS as of 31 December 2004, showing a loss of TNOK 22 746 for the parent company and a loss of TNOK 48 121 for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,
- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway.
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations.



REC
2004
Annual Report
17

KPMG

Audit of the proforma financial statements

Respective management and auditors responsibilities
As described in the principle note Renewable Energy Corporation AS increased its shareholding in ScanWafer AS from 33,6 % to 71,3 % at the end of September 2003.
Renewable Energy Corporation AS has prepared proforma financial statements for 2003. These financial statements include figures as if ScanWafer AS was fully consolidated from 01.01.2003. The purpose of the proforma financial statements which consist of income statement, balance sheet, cash flow statement and disclosures, is to show the most material impacts on the accounts if the acquisition of ScanWafer AS had taken place at the beginning of 2003.

The proforma financial statements will, however, not necessarily reflect the economical position and the result of Renewable Energy Corporation AS operations or cash flows which should be realised if the acquisition in fact had been completed earlier. The proforma financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion based on the assumptions taken.

Basis of opinion
We have audited the proforma financial statements for the year 2003. We have also audited the application of the proforma adjustments as will appear from the principle note.

We conducted our audit of the proforma financial statements for 2003 and the application of the proforma adjustments in accordance with the Norwegian Auditing Standard RS 800 "The Auditor's Report on Special Purpose Audit Engagements". We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion:
- the pro forma financial statements are prepared in accordance with the assumptions described in the principle note
- the accompanying pro forma adjustments are in accordance with these assumptions and are correctly incorporated in the proforma financial statements for 2003.

Oslo, 28 April 2004
KPMG AS

Arve Gevoll
State Authorised Public Accountant (Norway)

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only.

2

REC
2003
Annual Report
58

Group Management

524

Operational Organisation


Alf Bjørseth
Bjørn R. Berntsen
Reidar Langmo
Jon André Løkke
Erik Sauar
Tor Hartman
John Andersen, Jr.
Thor Christian Tuv
Solar Grade Silicon
ScanWafer
ScanCell
ScanModule
SolarVision

Addresses

REC AS
[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Solar Grade Silicon LLC
[illegible]

ScanCell AS
[illegible]

ScanModule AB
[illegible]

SolarVision (PTY) LTD
[illegible]



[illegible]

[illegible]
The monumental painting "The Sun" is among the central works that made the Norwegian painter Edvard Munch (1863-1944) a world name in the visual arts. The work is exhibited in the auditorium of the Munch Museum in Oslo. To preserve it for later generations of art lovers, the painting needs to undergo significant conservation. Through an agreement with the museum, REC is contributing financially to this conservation.

Terms and expressions

CRUCIBLE A quartz vessel used for melting and crystallization of polysilicon when producing multicrystalline silicon ingots.

CRYSTALLIZATION The key process in the production of multicrystalline ingots. The crystallization starts from the bottom of the crucible and proceeds towards the top as it is gradually cooled (directional solidification). The multicrystalline qualities of the silicon result from this process.

dm² Square decimetres, measurement used for indication of different wafer sizes.

ELECTRONIC GRADE SILICON (EG) Silicon with a purity of between 99.9999999% to 99.9999999999%. (9N to 11N purity)

FEED-IN TARIFF Subsidy scheme where investors in solar power systems receive a guaranteed, fixed price from the utilities for the electricity fed into the grid.

FLUIDISED BED REACTOR (FBR) TECHNOLOGY A process for solidification of silicon from silane gas using a chemical reactor where solid particles (silicon) are floating in an upward gas flow (silane) inside a tailor-made chamber.

GRID-CONNECTED SYSTEM Solar power system connected to the electric grid. Used in areas where other electricity systems are available.

IEA International Energy Agency

INGOT The silicon block created when polysilicon is melted and crystallized in a furnace. The ingot is cut into smaller blocks which in turn are sliced into wafers.

kW Kilowatt (1 000) watts.

kWh Kilowatt-hours. A unit of energy equal to that expended by one kilowatt in one hour.

MONOCRYSTALLINE SILICON Processed silicon where all the material consists of only one crystal.

MULTICRYSTALLINE SILICON Processed silicon where the material consists of several small (typically 1-20 mm) grains.

MW MEGAWATT (10⁶ WATTS) Used as volume measure in the PV industry implying the potential peak effect produced by the produced solar cells.

OFF-GRID SYSTEM Solar power system not connected to the electric grid. Normally used in areas where grid-connected electricity is unavailable.

PHOTON INTERNATIONAL International industry publication covering the PV industry.

POLYSILICON Highly purified silicon used in the electronic and solar industry.

PHOTOVOLTAIC (PV) EFFECT The generation of electricity when radiant energy, such as sunlight, falls on the boundary between two different substances (e.g. two different semiconductors).

RENEWABLE ENERGY WORLD International industry publication covering, among other industries, the global PV industry.

SIEMENS REACTOR Conventional reactor used for deposition of silane on long silicon rods. Used by most manufacturers of silicon feedstock.

SILANE A compound gas consisting of hydrogen and silicon. An intermediary stage in the production of polysilicon.

SILICON The most abundant element next to oxygen in the earth's crust. The raw material for solar grade silicon as well as electronic grade silicon.

SILICON WAFER A thin slice of silicon used as the key component in a solar cell module. The wafers produced by ScanWafer have a thickness of 240-280 micron.

SLURRY Cutting fluid used when sawing silicon blocks into wafers. Consists of silicon carbide and polyethylene glycol.

SOLARBUZZ An international solar energy market research and consulting company.

SOLAR CELL Semiconductor device that creates electricity when exposed to sunlight. Normally made from silicon wafers.

SOLAR GRADE SILICON (SOG) Silicon with a 99.9999% to 99.9999999% purity.

SOLAR ENERGY Throughout this document the term solar energy refers to the generation of electricity based on the photovoltaic effect. In other literature, solar energy may also include additional technologies for converting solar radiation into electricity or heat.

SOLAR MODULE Interconnected solar cells encapsulated and protected in transparent materials that protect against humidity, air and mechanical damage. Normally, solar modules are made with a glass front and aluminium frame.

THIN-FILM Photovoltaic technology where the conversion of solar energy takes place in a thin film of semiconductor material assembled in several layers. Conventional solar modules are made with wafers as the semiconductor material.

WIRE SAWING The process where crystallized silicon blocks are cut into thin wafers using a saw with a network of thin metal wires.

Wp Peak effect from solar cells measured in watt

µm Micrometer (micron) 10⁻⁶ m

REC

Renewable Energy Corporation AS · [illegible] · PO Box 280 · N-[illegible] · Norway
Tel +47 67 81 52 50 · Fax +47 67 81 52 01 · www.recgroup.com

Appendix III Articles of association

§ 1 **The name of the Company**

The name of the Company is Renewable Energy Corporation AS.

§ 2 **Business address**

The Company's business address is in the municipality of Bærum, Norway.

§ 3 **Purpose**

The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes

§ 4 **Share capital**

The share capital is NOK 298,290,140 distributed on 14,914,507 shares at a face value of NOK 20 (NOK twenty) The shares shall be registered with the Norwegian Central Securities Depository.

§ 5 **The Board**

The Company's Board of Directors shall consist of five to nine members. The Chairman of the Board shall be appointed by the General Meeting. In the event of an equality of votes, the Chairman has the casting vote. The Board is elected for a period of one year at a time.

§ 6 **Signature**

The right to sign on behalf of the Company is assigned to the Chairman and one Board Member jointly. The Board may grant power of procuration.

§ 7 **Acquisition of shares**

Transfer of shares is not conditioned upon the Board's approval. The shareholders have no pre-emptive rights upon the transfer of the company's shares.

§ 8 **The General Meeting**

The Ordinary General Meeting shall be held annually before the end of June. The meeting shall be called no later than one week prior to the meeting. The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.
2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor
3. Elect Chairman of the Board, Board Members and Auditor
4. Other issues that shall be considered by the General Meeting according to law or the articles of association

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting. Motions presented less than one week prior to the General Meeting, cannot be considered unless all shareholders approve.

§ 9 Extraordinary General Meeting

Extraordinary General Meeting shall be held whenever the Board deems it necessary. Further, the Board shall also call for a extraordinary General Meeting when the Auditor or a shareholder representing more than 10 percent of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall be posted no later than 10 days prior to the General Meeting. The call shall specify the issues to be considered. The Board shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. On the extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise.

Renewable Energy Corporation AS
Veritasveien 14
PO Box 280
N-1323 Høvik
Norway

Schedule B

Item No. 8. Notice of Extraordinary General Meeting 7/08/05 to shareholders



Til aksjonærene i Renewable Energy Corporation AS	To the Shareholders of Renewable Energy Corporation AS
INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING	**NOTICE OF AN EXTRAORDINARY GENERAL MEETING**
Styret innkaller til ekstraordinær generalforsamling i Renewable Energy Corporation AS.	The Board calls for an extraordinary General Meeting in Renewable Energy Corporation AS.
Tid: 8. juli 2005 kl 10.00	Time: 8 July 2005 at 10.00 a.m.
Sted: Selskapets lokaler i Veritasveien 14 på Høvik, Norge. I overensstemmelse med aksjeloven vil styrets leder, Tore Schiøtz, åpne den ekstraordinære generalforsamlingen.	Place: At the company's premises at Veritasveien 14, Høvik, Norway. In accordance with the Norwegian Limited Liability Companies Act, the Chairman of the Board, Mr. Tore Schiøtz, will open the extraordinary General Meeting.
Til behandling foreligger:	**Agenda:**
1. Åpning av generalforsamlingen 2. Registrering av representerte aksjonærer 3. Valg av møteleder 4. Valg av representant til å medundertegne protokollen sammen med møteleder 5. Godkjennelse av innkallingen og dagsorden 6. Finansiering av det foreslåtte oppkjøpet av aksjene i ASiMI *Styrets forslag til beslutning er vedlagt.* 7. Forslag til styrefullmakt vedrørende kjøp av aksjer i Renewable Energy Corporation på vegne av selskapet *Styrets forslag til beslutning er vedlagt.*	1. Opening of the General Meeting 2. Registration of attending shareholders and proxies 3. Election of a Chairman of the meeting 4. Election of a person to co-sign the minutes with the Chairman 5. Approval of the notice and agenda 6. Financing of the proposed acquisition of the shares in ASiMI *The Board's proposal for resolution is enclosed* 7. Motion for power of attorney to the Board of Directors to acquire shares in Renewable Energy Corporation on behalf of the company *The Board's proposal for resolution is enclosed*

VEDLEGG 1

☐ **PÅMELDING**

Jeg/vi kommer på ordinær generalforsamling i Renewable Energy Corporation AS 8. juli 2005 kl. 10:00.

☐ **FULLMAKT**

Undertegnede gir herved

....

fullmakt til å stemme for meg/oss på selskapets ordinære generalforsamling 8. juli 2005 kl 10:00.

......................, den / 2005

....

Navn på aksjonær

....

Underskrift

....

(navn med blokkbokstaver)

Vennligst fyll ut og returner dette skjemaet til Renewable Energy Corporation AS, att. Bjørn R Berntsen, Postboks 280, 1323 Høvik eller telefaks +47 67 81 52 01, att. Bjørn R Berntsen innen 6. juli 2005.

☐ **ENROLMENT**

I / we will attend the Ordinary General Meeting in Renewable Energy Corporation AS on July 8, 2005 at 10:00 a.m..

☐ **PROXY**

The undersigned hereby grants

....

proxy to represent me/us in the Company's Ordinary General Meeting on July 8, 2005 at 10:00.

.........................., , 2005

....

Name of the shareholder

....

Signature

....

(Name in capital letters)

Please fill in and return this form to Renewable Energy Corporation AS, att: Bjørn R Berntsen, P.O.Box 280, N-1323 Høvik or by telefax +47 67 81 52 01, att. Bjørn R Berntsen within July 6, 2005.

Vedlegg 2	Annex 2
Ad 6: Finansiering av det foreslåtte oppkjøpet av aksjene i ASiMI	**Re 6. Financing of the proposed acquisition of the shares in ASiMI**
De tre største aksjonærene i selskapet, Good Energies Investments B.V, Elkem AS og Hafslund Venture AS, har tilbudt seg å finansiere oppkjøpet av aksjene i ASiMI gjennom (i) et terminlån på USD 140 000 000 og (ii) et konvertibelt lån på USD 140 000 000.	The three major shareholders of the company, Good Energies Investments B.V., Elkem AS and Hafslund Venture AS, have offered to finance the acquisition of the shares in ASiMI through (i) a USD 140,000,000 term loan facility and (ii) a USD 140,000,000 convertible loan facility.
Oppkjøpet av aksjene i ASiMI er av stor viktighet for RECs planer for fremtidig drift og utvikling, siden oppkjøpet vil sikre forsyningen av råvarer til wafer produksjonen. For å sikre at finansieringen av oppkjøpet skjer tidsnok har styret akseptert tilbudet om finansiering fra de tre største aksjonærene.	The acquisition of the shares in ASiMI is of great importance for REC's future business and expansion-plans, since the acquisition will secure the supply of feedstock to the wafer production. To secure that the financing for the acquisition is provided in due time, the Board of Directors has accepted the financing offer from the three major shareholders.
De tre største aksjonærene vil yte hele terminlånet. Alle selskapets aksjonærer vil bli tilbudt å delta i det konvertible lånet på en pro rata basis.	The three major shareholders will in its entirety offer the term loan facility. All shareholders of the company will be offered to participate on a pro rata basis in the convertible loan facility.
Nåværende aksjonærer i selskapet har fortrinnsrett til å tegne seg for det konvertible lånet. Styret vil dog foreslå at aksjonærene gir avkall på sin fortrinnsrett til å tegne seg for lånet, slik at Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH som nåværende långivere i henhold til avtale av 24. september 2003 også blir gitt rett til å tegne seg for det konvertible lånet sammen med aksjonærene. Disse långiverne vil da bli gitt rett til å tegne seg for det nye konvertible lånet som om det eksisterende konvertible lånet var blitt konvertert til aksjer i selskapet. Grunnen for dette forslaget er at disse långiverne ellers har rett til å få konverteringskursen for det eksisterende konvertible lånet justert som resultat av det nye konvertible lånet som foreslås i denne innkallingen. I stedet for å foreta en slik justering av konverteringskursen foreslår styret at disse långiverne gis rett til å delta i	The existing shareholders of the company have preferential rights to subscribe for the convertible loan. The Board of directors will, however, propose that the shareholders' preferential rights to subscribe for the convertible loan be waived, whereby Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH, as lenders under an existing convertible loan agreement with the company dated 24 September 2003, will also be given the right to subscribe for the convertible loan together with the shareholders. These lenders will then be given the right to subscribe for the new convertible loan as if they had converted the existing convertible loan to shares in the company. The reason for this proposal is that these lenders will otherwise have a right to have their conversion price under the existing convertible loan agreement adjusted as a result of the new convertible loan proposed herein. In lieu of making such adjustment of

det nye konvertible lånet.	the conversion price, the Board of Directors proposes to give to these lenders the right to participate in the new convertible loan.
Ved å tegne seg for det nye lånet vil aksjonærene og långiverne få rett, men ikke plikt, til å konvertere lånet til aksjer i REC. Dersom en aksjonær eller långiver skulle velge å konvertere sin del av lånet til aksjer, vil styret understreke at en investering i form av aksjer alltid vil medføre en viss risiko. Det er styrets mening at den foreslåtte konverteringskursen er rimelig.	By subscribing to the convertible loan, the shareholders and the lenders will have the right but not the obligation to convert the loan into shares in REC. If a shareholder or lender elects to convert his part of the loan into shares, the Board of Directors would like to underline that an investment in shares will always involve a certain risk. In the opinion of the Board of Directors the proposed conversion price is reasonable.
For perioden etter 31. desember 2004, som er datoen for selskapets siste offisielle regnskap, vil styret nevne følgende viktige hendelser:	For the period after 31 December 2004, which is the date of the last official accounts of the company, the Board of Directors will like to mention the following important circumstances:
(i) Selskapet har fullført forhandlingene om oppkjøp av aksjene i AsiMI. Endelige kjøpekontrakt er inngått 25. juni 2005. Fullføring av transaksjonen er beregnet å skje den 1. august 2005.	(i) The company has completed the negotiations for the acquisition of the shares in ASiMI. The final purchase agreement was signed on 25 June 2005. Closing of the transaction is scheduled to take place on 1 August 2005.
(ii) Selskapet sendt ut en pressemelding den 18. mai 2005 angående resultatene for første kvartal 2005, som er å finne på selskapets hjemmeside.	(ii) The company sent out a press release dated 18 May 2005 regarding the results for 1Q 2005, which can be found on the company's web site.
(iii) Erik Thorsen er valgt til selskapets adm. Direktør slik meddelt i pressemelding den 19. mai 2005, som er å finne på selskapets hjemmeside.	(iii) Mr. Erik Thorsen has been appointed CEO of the company, as further informed in a press release dated 19 May 2005, which can be found on the company's web site.
Styret har godkjent selskapets inngåelse av både terminlånet og det konvertible lånet basert på tilbudet fra Good Energies Investments B.V., Elkem AS og Hafslund Venture AS, og gitt Erik Thorsen, eller den han kan bemyndige, fullmakt til å forhandle og signere de endelige avtaler for lånene og til å foreta de nødvendige handlinger og signere alle nødvendige dokumenter i forbindelse med dette.	The Board of Directors has approved the entering into by the company of both the term loan facility and the convertible loan facility based on the offer presented by the Good Energies Investment BV, Elkem AS and Hafslund Venture AS, and authorised Mr. Erik Thorsen, or anyone he may authorise, to negotiate and sign the final agreements for the facilities and to perform all necessary acts and

	sign all necessary documents in connection therewith.
I henhold til aksjeloven, § 11-2, krever spørsmålet om utstedelse av konvertible lån og beslutning om å fravike aksjonærenes forkjøpsrett 2/3 flertall på generalforsamlingen. Styret har derfor foreslått at generalforsamlingen fatter følgende vedtak angående spørsmålet om utstedelse av det konvertible lånet:	According to the Limited Companies Act section 11-2, the issue of a convertible loan and a resolution to waive the shareholders' preferential rights require a resolution in the General Meeting with two thirds majority. The Board has therefore made the following proposal for a resolution in the General Meeting regarding the issue of the convertible loan:
"Renewable Energy Corporation AS opptar et ansvarlig obligasjonslån med pålydende beløp USD 140 000 000 med rett for lånegiverne til å kreve lånet konvertert til aksjer i selskapet mot at lånegivernes fordringer blir nyttet til motregning mot deres plikt til å betale for aksjene, jf. aksjeloven § 11-1. Lånet skal være basert på følgende hovedvilkår:	*"Renewable Energy Corporation AS issues a subordinated loan in the aggregate amount of USD 140,000,000 with right for the lenders to demand the loan converted into shares in the company on the condition that the lenders claims are set-off against their obligation to pay for the shares, cf. the Limited Liability Companies Act, section 11-1. The loan shall be based on the following main conditions:*
(i) Det samlede lånebeløp er USD 140 000 000	*(i) The total loan amount is USD 140,000,000.*
(ii) Aksjonærene har fortrinnsrett til å tegne seg for lånet i overensstemmelse med aksjeloven § 11-4, dog slik at aksjonærenes fortinnsrett skal fravikes, ved at Goldman Sachs International, Good Energies Investments B.V. og Mithril GmbH, som er lånegivere under en eksisterende konvertibel låneavtale datert 24. september 2003, også vil bli gitt rett til å tegne seg for lånet sammen med aksjonærene. Disse lånegiverne vil bli gitt rett til å tegne seg for lånet som om de hadde konvertert det eksisterende konvertible lånet til aksjer i selskapet.	*(ii) The shareholders have preferential rights to subscribe for the loan according to the Limited Liability Companies Act section 11-4, provided, that the shareholders' preferential rights to subscribe for the loan shall be waived, whereby Goldman Sachs International, Good Energies Investments B.V. and Mithril GmbH, as lenders under an existing convertible loan agreement dated 24 September 2003, will also be given the right to subscribe for the loan together with the shareholders. These lenders will be given the right to subscribe for the loan as if they had converted the existing convertible loan to shares in the company.*
(iii) Lånet tegnes på særskilt tegningsdokument. Fristen for tegningen av lånet er 22. juli 2005.	*(iii) The loan shall be subscribed for on a special subscription form. Deadline for subscription of the loan is 22 July 2005.*

(iv) Lånet vil bli delt opp i obligasjoner, hver med pålydende verdi USD 1. Det utstedes til sammen 140 000 000 obligasjoner, som tilsvarer det samlede lånebeløp på USD 140 000 000 uten renter. Det antall obligasjoner hver aksjonær vil ha rett til, vil bli rundet opp eller ned til nærmeste hele obligasjon. De konvertible obligasjonene skal registreres i Verdipapirsentralen.	*(iv) The loan will be divided into bonds, each wit a par value of USD 1. A total of 140,000,000 bonds will be issued, equalling the total loan amount of USD 140,000,000 exclusive interest. The number of bonds to which each shareholder will be entitled, will be rounded up or down to the nearest whole bond. The convertible bonds shall be registered with the Sentral Securities Deposity (VPS).*
(v) Lånet tegnes til pålydende (pari kurs).	*(v) The loan shall be subscribed for at face value (par value).*
(vi) Hver aksjonær, sammen med hver långiver under det eksisterende konvertible lånet datert 24. september 2003 som nevnt i punkt (ii), kan tegne seg for en forholdsmessig andel av lånet. Overtegning er tillatt. I den utstrekning aksjonærene eller långiverne ikke bruker sin fortrinnsrett til å tegne seg for lånet, skal den delen av lånet som det ikke tegnes for deles forholdsmessig mellom de tegnende aksjonærene og långiverne i overensstemmelse med aksjeloven § 10-4.	*(vi) Each shareholder, together with each lender under the existing convertible loan agreement, dated 24 September 2003 as mentioned in section (ii), can subscribe for the loan on a pro rata basis. Oversubscription is permitted. To the extent the shareholders or lenders do not use their preferential rights to subscribe for the loan, the amount of the loan not subscribed for will be divided between the subscribing shareholders and lenders on a pro rata basis according to the Limited Liability Companies Act section 10-4.*
(vii) Lånet forrentes med 8.00 % p.a.	*(vii) Interest on the loan is 8.00 % per annum.*
(viii) Hovedstolen av lånet skal ha prioritet etter alle selskapets øvrige kreditorer, inkludert det konvertible lånet datert 24. september 2003 som er utstedt til Mithril GmbH, Good Energies Investments B.V. og Goldman Sachs International.	*(viii) The principal of the loan shall be subordinated to all other creditors of the company, including the convertible loan dated 24 September 2003 and issued to Mithril GmbH, Good Energies Investments B.V. and Goldman Sachs International.*
(ix) Det beløp som hver aksjonær tegner seg for skal betales til [kontonummer vil bli opplyst] samtidig med tegningen. Den siste dagen for betaling av tegningsbeløpet vil derfor være 22. juli 2005.	*(ix) The amount subscribed for by each shareholder shall be paid to [account number will be announced] simultaneously with the subscription. The latest day for payment of the subscribed amount will therefore be 22 July 2005.*

(x)	*Lånets forfallsdag, dvs. siste dato for tilbabetaling av lånet, er 1. desember 2006. Lånet kan ikke tilbakebetales av REC før forfallsdagen.*	*(x)*	*The maturity date, i.e. the final date for repayment of the loan, is 1 December 2006. The loan may not be prepaid by REC prior to the maturity date.*
(xi)	*Såfremt obligasjonseier på tidspunktet for konvertering har adgang til å eie aksjer i låntager i henhold til norsk lov og låntagers vedtekter, kan obligasjonen konverteres til aksjer i REC på fastsatte datoer i låneperioden.*	(xi)	*Provided that the bondholder at the time of conversion is allowed ownership in the company in accordance with Norwegian legislation and the company's Articles of Association, the bond can be converted to shares in REC on given dates in the loan period.*
(xii)	*Konverteringskursen er NOK 255 per aksje, med de eventuelle justeringer som måtte følge av punkt (xvii) nedenfor. Innbetaling av tegningsbeløpet (konvertering) skal gjennomføres ved motregning av obligasjonseierens krav på selskapet. Påløpte renter kan ikke konverteres til aksjer.*	*(xii)*	*The conversion price is NOK 255 per share, with possible adjustments that may follow from item (xvii) below. Payment of the subscription price (conversion) shall be made through set-off of the bondholders claim against the company. Accrued interest cannot be used for conversion to shares.*
(xiii)	*Konverteringskursen i USD skal fastsettes på bakgrunn av vekslingskursen på datoen hvor krav om konvertering er fremsatt. Vekslingskusen NOK/USD skal imidlertid aldri være høyere enn NOK 10 pr. USD.*	*(xiii)*	*The conversion price in USD shall be fixed on the basis of the exchange rate on the date when the demand for conversion is made. However, the exchange rate NOK/USD shall never be higher than NOK 10 pr. USD.*
(xiv)	*Konvertering kan ikke finne sted før obligasjonene er registrert i Verdi-papirsentralen.*	*(xiv)*	*Conversion cannot take place before the bonds have been registered with the Sentral Securities Deposity (VPS).*
(xv	*Retten til konvertering kan ikke skilles fra obligasjonene. Lånet og obligasjonene kan ikke selges eller overføres av aksjonærene, men kan pantsettes.*	*(xv)*	*The right of conversion cannot be separated from the bonds. The loan and the bonds cannot be sold or transferred by the shareholders, but may be pledged.*
(xvi)	*De aksjer som blir utstedt ved konvertering gir fulle rettigheter fra tidspunktet for konvertering, herunder rett til utbytte.*	*(xvi)*	*Shares issued through conversion shall have full rights from the time of conversion, including the right for dividend.*
(xvii)	*Utover det som uttrykkelig følger av dette punkt (xvii) skal*	*(xvii)*	*Beyond what is explicitly set out in this item (xvii), the bondholders shall not*

obligasjonseierne ikke ha rettigheter ved selskapets vedtak om forhøyelse eller nedsettelse av aksjekapitalen, ved nytt vedtak om opptak av tegningsrettigheter som nevnt i aksjeloven kapittel 11, eller ved oppløsning, fusjon, fisjon eller omdanning. Obligasjonseierne skal imidlertid ha følgende rettigheter:	*have any rights in connection with the company's decision for increase or decrease of the share capital, regarding new decisions for issue of subscription rights as set out in the Limited Liability Companies Act, chapter 11, or in connection with liquidation, merger, de-merger or reorganising. However, the bondholders shall have the following rights:*
a) Ved nyemisjon av aksjer med fortrinnsrett for aksjonærene til å tegne nye aksjer skal ny konverteringskurs fastsettes på følgende måte:	*a) On an issue of new shares in the company, in which shareholders have preferential rights to subscribe for the new shares, the adjusted conversion price shall be calculated as follows:*
$\text{ny konverteringskurs} = \dfrac{\text{beregnet utvannet omsetningskurs}}{\text{omsetningskurs}}$ *multiplisert med gammel konverteringskurs*	$\text{new conversion price} = \dfrac{\text{calculated price of diluted shares}}{\text{share price}} \times \text{old conversion price}$
likevel slik at ny konverteringskurs aldri skal økes som et resultat av ovenstående formel. Ved bruk av ovenstående formel skal omsetningskursen under lånets løpetid anses å være:	*provided, however, that if the application of the above formula would result in the new conversion price being higher than the old conversion price, no adjustment of the conversion price shall take place. For the purpose of the above formula, the share price during the term of the loan shall be deemed to be:*
1. for det tilfellet Renewable Energy Corporation AS' aksjer ikke er notert på børs på det tidspunktet emisjonen skjer: det beløp som er fastsatt av styret i Renewable Energy Corporation AS og som er antatt å være markedsverdien på aksjene umiddelbart i forkant av utstedelsen, eller	*1. In the event the company's shares are not listed when the share issue takes place: the amount determined by the Board of Directors of the company to be the fair market value of the shares immediately prior to the share issue; or* *2. In the event the company's*

2. for det tilfellet Renewable Energy Corporation AS' aksjer er børsnotert når utstedelsen finner sted: veid gjennomsnittskurs av den offisielle omsetningskursen for aksjene, ved en fortrinnsretts-emisjon på den siste dagen hvor aksjene er notert inklusive tegningsrettene, eller ved andre utstedelser på den siste dagen før offentliggjøringen av emisjonen.	*shares are listed when the share issue takes place: the weighted average of the official trading price of the share, in the event of a rights' issue, on the last day the shares are quoted including rights, or, in the event of any other issue, on the last day prior to the announcement of the share issue*
Beregnet utvannet omsetningskurs skjer ved å gange omsetningskursen med antall aksjer før emisjonen pluss emisjonskursen ganget med antall aksjer som utstedes. Den totale summen deles på det totale antall aksjer etter emisjonen.	*Calculated price of diluted shares is found by multiplying the share price by the number of shares prior to the issue, plus the issue price multiplied by the number of shares to be issued. The total sum is divided by the total number of shares after the issue.*
Uavhengig av ovenstående skal konverteringskursen ikke justeres ved utstedelse av nye aksjer i Renewable Energy Corporation AS til ansatte eller styremedlemmer i Renewable Energy Corporation eller datterselskaper, men likevel slik at de skal inngå i et incentiv-program.	*Notwithstanding the previous paragraphs, the conversion price shall not be adjusted upon the issue of new shares in the company to employees or Board members in the company or any of the subsidiaries, provided, however, that the shares are issued to such personnel as part of an incentive scheme.*
b) Ved fondsemisjon med utstedelse av nye aksjer (unntatt der aksjene ytes som vederlag ved fusjon), oppdeling eller sammenslåing av aksjer, skal ny konverteringskurs fastsettes på følgende måte:	*b) In the event of a bonus issue of new shares in the company (with the exception of shares issued in settlement of a merger offer), split or consolidation, the new conversion price shall be calculated as follows:*
Ny konverteringskurs = *Antall aksjer før fondsemisjon, oppdeling eller sammenslåing* *Delt på antall aksjer etter fondsemisjon, oppdeling eller sammenslåing* *multiplisert med gammel konverteringskurs*	*new conversion price =* *number of shares prior to bonus issue, split or consolidation,* *divided on number of shares after bonus issue, split or consolidation* *multiplied with the old conversion price*

Dersom aksjene blir splittet i flere aksjeklasser, skal, om det er mulig etter norsk lov, konverteringsretten justeres slik at obligasjonseiernes andel av de enkelte aksjeklasser blir den samme uavhengig av om obligasjonseierne konverterer før eller etter den dato aksjene noteres splittet.	In the event that the shares are split into more than one class of shares, the conversion right shall, if permissible according to Norwegian law, be adjusted so that the bondholder's interest in the separate share classes remains unchanged, regardless of whether the bondholder elects to convert prior to, or after the date on which the shares are quoted post split.
c) Dersom det foretas andre endringer i utsteders aksjekapital enn det som er nevnt i punktene a) og b) over, og som forårsaker en utvanning i långivers disfavør, skal konverteringskursen justeres tilsvarende i henhold til prinsippet om at den økonomiske situasjonen til långiver skal opprettholdes så nært som mulig opp til det den var før endringen.	c) If any changes made in the company's share capital other than those mentioned in the clauses a) and b) above are causing a dilution to the disfavour of the bondholders, the conversion price shall be adjusted appropriately according to the principle that the economic position of the bondholders shall remain as close as possible to what it was before such change.
d) Dersom en lovbestemmelse skulle begrense justeringen av konverteringskursen (f.eks forbudet i aksjeloven mot konverteringskurs under pålydende verdi på aksjen), skal selskapet kompensere obligasjonseierne fullt ut i penger.	d) In the event that any legal provision should limit the adjustment of the conversion price (e.g. the prohibition in the Limited Liability Companies Act against conversion prices under par value), the company shall compensate the bondholders fully in cash.
e) Dersom selskapet fusjonerer med et annet selskap(i overensstemmelse med gjeldende lovgivning på tidspunktet for slik fusjon), skal selskapet gi långiverne en rett til å videreføre sine konvertible obligasjoner i det fusjonerte selskapet i samsvar med bytteforholdet i fusjonen.	e) In the event of the company merging into another company (in accordance with applicable legislation in force at the time of such merger), it shall provide the bondholders with the right to transfer their bonds into convertible bonds in the merged company in accordance with the exchange ratio agreed in the merger.
Dersom obligasjonseieren velger ikke å bruke sin rett som beskrevet ovenfor, skal konverteringsretten	If the bondholder does not elect to exercise his/her rights as set out above, the conversion right will, on

ved ikrafttredelsen av fusjonen gjøres om til aksjer i det overtakende selskap på betingelser som er justert for bytteforholdet i fusjonen.	*completion of the merger, be transferred to shares in the acquiring company, on terms adjusted for the exchange ratio applied in the merger.*
Obligasjonseieren skal motta skriftlig melding om fusjonen fra selskapet eller verdipapirsentralen minst 5 bankdager etter at underretning i henhold til aksjeloven § 13-12 er blitt foretatt. Meldingen skal eksplisitt henvise til bestemmelsene i dette punkt.	*The bondholder shall receive written notice of the merger by the company or the Securities Depository no later than 5 Banking Days after the announcement referred to in the Norwegian Companies Act § 13-12 has been made. The notification shall expressly refer to the provisions of this section.*
f) Dersom selskapet foretar utdelinger i kontanter eller naturalia til aksjeeierne før lånet er tilbakebetalt eller konvertert (uavhengig av om det er dividende, kapitalnedsettelse, tilbakekjøp av aksjer, fusjon eller på annen måte), skal långiverne ha rett til å delta i slike utbetalinger som om konvertering av hele lånet hadde funnet sted umiddelbart i forkant av vedtakelsesdatoen for slike utdelinger.	*f) If the company makes an Extraordinary Distribution in cash or in specie to its shareholders prior to the maturity date or conversion (whether as a dividend, a reduction of the share capital, a repurchase of shares, a de-merger or in any other form), the bondholders shall be entitled to participate in such distribution as if conversion of the bonds had taken place immediately prior to the record date for such distribution.*
I forhold til dette avsnitt skal utbetalinger bety (i) enhver utbetaling i naturalia, og (ii) enhver utbetaling i kontanter som overstiger netto resultat i selskapet i forutgående regnskapsår til det år utdelingen foretas eller som overstiger NOK 10 per aksje (beløpet på NOK 10 skal justeres i samsvar med formelen som fremgår av punkt b) ovenfor ved fondsemisjoner, split eller reverse split av aksjene i selskapet). Dersom selskapet foretar en utdeling som ikke er en utdeling som skal medføre justering etter dette punkt (for eksempel utdeling av ordinært utbytte)t, skal konverteringskursen reduseres med det beløp som utdeles	*For the purposes of this section an " Extraordinary Distribution" shall mean (i) any distribution in specie, and (ii) any distribution in cash per year which exceeds the net profit of the company in the accounting year preceding the year of distribution or which exceeds NOK 10 per share (the amount of NOK 10 to be adjusted in accordance with the formula in section b) in the event of a bonus issue, split or consolidation of the shares of the company). Should the company make a distribution, which is not an Extraordinary Distribution (for example an ordinary cash dividend) to its*

	per aksje."		*shareholders, the conversion price shall be reduced by the amount distributed per share."*
(xviii)	*Lånebeløpet skal betales direkte til selskapet og vil kunne disponeres av selskapet før lånet er registrert i foretaksregisteret.*	*(xviii)*	*The loan amount shall be paid directly to the company and the company shall have the right to dispose the loan amount prior to registration of the loan in the Register of Business Enterprises.*

Vedlegg 3	Annex 3
Ad. 7 Forslag til styrefullmakt til å kjøpe aksjer i Renewable Energy Corporation AS For å kunne oppfylle forpliktelsene i ansettelsesavtalen med selskapets daglige leder Erik Thorsen angående hans *put opsjon* på REC aksjer har styret behov for fullmakt til å kjøpe egne aksjer. Det vil også være praktisk for styret å få anledning til å kjøpe egne aksjer i selskapet av andre årsaker. Styret foreslår derfor følgende **vedtak:** *"Styret gis fullmakt til på selskapets vegne å erverve aksjer i Renewable Energy Corporation AS. Fullmakten gjelder for kjøp av inntil 10 % av pålydende av Selskapets aksjekapital, jf. aksjeloven/ allmennaksjeloven §§ 9-2 og 9-3. Aksjer kan erverves til minst NOK 100 pr aksje og høyest NOK 1.000 pr aksje. Aksjene skal erverves og avhendes ved ordinær omsetning eller i overensstemmelse med arbeidsavtalen mellom selskapet og daglig leder Erik Thorsen datert 13. mai 2005. Styrets fullmakt gjelder i 18 måneder fra generalforsamlingen beslutning, eller til den tilbakekalles ved generalforsamlingsbeslutning med ordinært flertall. Styret skal påse at fullmakten meldes til Foretaksregisteret, og er registrert der, innen aksjer erverves i henhold til fullmakten."*	**Re. 7 Motion for power of attorney to the Board of Directors to acquire shares in Renewable Energy Corporation on behalf** In order to fulfil the obligation in the employment contract with the company's managing director Mr. Erik Thorsen regarding his put option for REC shares, the Board need a power of attorney to acquire own shares. It will also be practical for the Board to have the opportunity to acquire own shares for other reasons. The Board therefore proposes the following: **motion:** *"The Board of Directors is given power of attorney to acquire shares in Renewable Energy Corporation AS on behalf of the Company. The power of attorney covers purchase(s) of up to 10 % of the face value of the share capital of the Company, ref the Norwegian Private/Public Limited Liability Companies Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 100 per share and maximum NOK ,1.000 per share. The shares shall be acquired and disposed of through ordinary purchase and sale or according to the contract of employment contract between the company and its managing director Mr. Erik Thorsen dated 13 May 2005. The power of attorney is valid for 18 months from the general shareholders' resolution, or until it is recalled by a general shareholders resolution passed with simple majority. The Board shall ensure that the power of attorney is notified to, and registered by, the Norwegian Registry of Business Entities prior to acquiring any shares."*

Vedlegg 4	Annex 4
Ad. 8 Forslag om kapitalforhøyelse rettet mot Hafslund Venture AS og Good Energies Investments B.V. med vederlag i form av 36.750 aksjer i SiTech AS	**Re. 8 Motion for issuing new shares through a private placement towards Hafslund Ventures AS and Good Energies Investments B.V with contribution consisting of 36.750 shares in SiTech AS**
Styrets foreslår å fatte vedtak om forhøyelse av aksjekapitalen og tegning av aksjer rettet mot Hafslund Venture AS og Good Enegies Investments B.V.	REC Board proposes to resolve an increase in the share capital and subscription of shares directed towards Hafslund Venture AS and Good Energies Investments B.V.
Betaling for aksjene skal skje i form av 36 750 aksjer i SiTech AS, hvorav Hafslund Venture AS skal overføre 12 500 aksjer og Good Energies Investments B.V. skal overføre 24 250 aksjer.	The contribution for the shares will consist of 36.750 shares in SiTech AS, whereby Hafslund Venture AS shall transfer 12,500 shares and Good Energies Investments B.V. shall transfer 24,250 shares.
Aksjene i SiTech AS er priset til NOK 520 per aksje, til sammen NOK 19 110 000.	The shares in SiTech AS are valued at NOK 520 per share, comprising a total value of NOK 19,110,000.
REC vil etter overdragelsen eie 100% av aksjene i SiTech AS og oppkjøpet skal skje som følger: - 36 750 aksjer overdras som tings-innskudd med en verdi av NOK 520 per aksje - 10 500 aksjer overdras mot kontant betaling av NOK 520 per aksjer - REC eier i dag 6 250 aksjer	REC will subsequent to the transfer hold 100% of the shares in SiTech AS, and the acquisition will take place as follows: - 36,750 shares are transferred as contribution in kind at a value of NOK 520 per share - 10,500 shares are transferred against cash contribution of NOK 520 per share - REC holds as of today 6,250 shares
Styret har mottatt en erklæring fra DnB Nor Markets. Denne bekrefter at en kjøpesum på NOK 27.8 millioner (for 100 % av aksjene i selskapet) utgjør et rimelig vederlag for aksjene i SiTech.	The Board has obtained a statement from DnB Nor markets. This statements concludes that a purchase price of NOK 27,8 million (for 100% of the shares) constitutes a reasonable compensation for the SiTech shares.
På denne bakgrunn foreslår styret følgende	On this background the Board proposes the following:
vedtak: (a) *Aksjekapitalen forhøyes med NOK 1 528 800 fra NOK 298 290 140 til NOK 299 818 940 ved utstedelse av 76 440 aksjer.*	**motion:** (a) *The share capital shall be increased by NOK 1,528,800 from NOK 298,290,140 to NOK 299,818,940 through issue of 76,440 shares*

(b) Pålydende per aksje er NOK 20.	*(b) The face value of the shares is NOK 20.*
(c) Tegningskursen skal være NOK 250 per aksje.	*(c) The subscription price shall be NOK 250 per share*
(d) Aksjonærenes fortrinnsrett fravikes.	*(d) The shareholders' preferential right is waived.*
(e) Aksjene kan tegnes av: *- Hafslund Venture AS (12 500 aksjer), org.no 934 279 541, Sommerogaten 1, Oslo, Norge* *- Good Energies Investments B.V. (24 250 aksjer), Weesperstraat 113, Amsterdam, Nederland*	*(e) Shares can be subscribed for by* *- Hafslund Venture AS (12,500 shares), org.no 934 279 541, Sommerogaten 1, Oslo, Norway* *- Good Energies Investments B.V. (24,250 shares), Weesperstraat 113, Amsterdam, the Netherlands*
(f) Aksjene skal tegnes i generalforsamlingsprotokollen	*(f) Shares shall be subscribed for in the minutes from the general meeting.*
(g) Aksjene tegnes med rett og plikt til å yte vederlag ved tingsinnskudd i form av aksjer i SiTech AS, hvor Hafslund Venture AS skal overføre 12 500 aksjer i SiTech AS og Good Energies Investments B.V. skal overføre 24 250 aksjer SiTech AS.	*(g) The shares is subscribed with the right and obligation to make the contribution in kind consisting of shares in SiTech AS, whereas Hafslund Venture AS shall transfer 12,500 shares in SiTech AS and Good Energies Investments B.V. shall transfer 24,250 shares in SiTech AS.*
(h) Aksjeinnskuddet skal gjøres opp innen 1. august 2005.	*(h) Consideration for the issuance of shares shall be paid before August 1, 2005.*
(i) De nye aksjene har rett til utbytte fra og med regnskapsåret 2005.	*(i) The new shares shall have the right to dividend as of the accounting year 2005*
(j) Som følge av ovenstående vedtak vil Vedtektenes § 4 endres til å lyde: *Selskapets aksjekapital er på kr. 299 818 940,- fordelt på 14 990 947 aksjer hver pålydende kr 20,- fullt innbetalt.*	*(j) As a consequence of above decision, article 4 of the articles of the company will be changed to:* *The company's share capital is NOK 299 818 940,- divided into 14 990 947 shares each with a par value of NOK 20-, fully paid.*

REDEGJØRELSE OM TINGSINNSKUDD I RENEWABLE ENERGY CORPORATION AS

1. Bakgrunn

Denne redegjørelsen er utarbeidet av styret i Renewable Energy Corporation AS ("REC") etter aksjeloven § 10-2 tredje ledd, jf § 2-6.

Styret i REC har til hensikt å beslutte en forhøyelse av aksjekapitalen rettet mot

- Hafslund Venture AS, org.nr. 934 279 514, Sommerogaten 1, Oslo, Norge
- Good Energies Investments B.V., Weesperstraat 113, Amsterdam, Nederland.

Aksjeinnskuddet består av:

36.750 aksjer i SiTech AS, org.nr. 986807314, hvorav

- Hafslund Venture AS skal overføre 12,500 aksjer
- Good Energies Investments B.V. skal overføre 24,250 aksjer.

Aksjene i SiTech AS verdsettes hver til NOK 520, noe som utgjør en samlet verdi på NOK 19.110.000.

Styret har til formål å utvide aksjekapitalen med NOK 1.528.800 fra NOK 298.290.140 til NOK 299.818.940. Det utstedes dermed 76.440 nye REC-aksjer hver pålydende NOK 20 til et samlet pålydende av 1.528.800. Overkursen, som utgjør NOK 17.581.200, overføres til overkursfondet. Summen av økning av aksjekapital og overkurs utgjør totalt NOK 19.110.000.

2. Nærmere om SiTech AS og selskapets virksomhet

Årsregnskap og årsberetning for SiTech AS for 2004 er vedlagt som bilag 1.

SiTech AS ble etablert den 23. april 2004, og det ble i løpet av 2004 innskutt NOK 21.100.000 i egenkapital fra aksjonærene. Selskapet hadde i 2004 samlede salgsinntekter på omkring NOK 35,5 millioner og et regnskapsmessig underskudd på ca NOK 4,9 millioner.

Ved utgangen av første kvartal 2005 hadde selskapet samlede salgsinntekter på ca NOK 19,2 millioner. Prognosene for 2005 viser salgsinntekter på ca NOK 98,9 millioner, et driftsresultat på NOK 3,9 millioner og et resultat på NOK 287.000.

PV-industrien, hvor SiTech AS er en aktør, har i løpet av de senere år gjennomgått en årlig vekst på 25-30%, med 2004 som et ekstraordinært år hvor det var en vekst på nær 50%. Denne veksten er forventet å vedvare.

3. Nærmere om prinsippene som er fulgt ved verdivurderingen av aksjene i SiTech AS

De 36.750 aksjene som overføres er verdsatt til 19.110.000, noe som tilsvarer NOK 520 per aksje. Dette innebærer at 100% av aksjene i SiTech AS (53.500 aksjer) er verdsatt til NOK 27.820.000.

REC blir i forbindelse med transaksjonen eier av alle aksjene i selskapet. Dette skjer på følgende måte:

- 36.750 aksjer overføres som tingsinnskudd til en verdi av NOK 520 per aksje
- 10.500 aksjer overføres mot kontantoppgjør på NOK 520 per aksje
- REC eier fra tidligere 6.250 aksjer

Verdivurderingen av aksjene i SiTech AS bygger på en helhetsvurdering av antatt omsetningsverdi, oppnådde resultater og potensial for fremtidig inntektsskapning i forbindelse med den ytterligere integreringen av SiTech AS i REC.

Veksten i PV-industrien kombinert med et gunstig klima for børsnotering av selskaper innenfor PV-industrien har ført til gode priser på slike selskaper. Styret er kjent med at slike selskaper prises til en P/S ("price/sales") ratio på 3-4 og en P/E ("price/earning") ratio på 8-12.

Styret legger videre til grunn opplysninger om at SiTech AS for de neste 3-5 år allerede har solgt sin produksjon til anerkjente solcelleprodusenter.

Styret har innhentet er uttalelse fra DnB Nor Markets. Denne vurderingen konkluderer med at en kjøpesum på NOK 27,8 millioner (for 100% av aksjene) representerer et rimelig vederlag for aksjene. Vurderingen konkluderer videre med at det ikke er noen indikasjoner på at en slik kjøpesum avviker betydelig fra hva en kan anta ville bli avtalt mellom uavhengige parter.

Styret vil i tillegg bemerke at overføringen av aksjene i SiTech AS til REC rent faktisk er gjennomført mellom uavhengige parter. Selv om alle selgerne bortsett fra en allerede er aksjonærer i REC, eier de aksjer i SiTech AS i et annet forhold enn de eier aksjer i REC. SiTech-aksjonærene representerer dessuten bare en svært liten andel av det samlede antallet REC-aksjonærer – selv om de samlet representerer en betydelig eierandel i selskapet.

Etter styrets vurdering representerer innskuddet av aksjene i SiTech AS et viktig ledd i utviklingen av REC og vil dermed være til fordel for aksjonærene i REC.

4. Erklæring om verdien av eiendelene som overdras

Styret bekreftes herved at de innskutte eiendeler og rettigheter har en verdi som minst tilsvarer det samlede aksjeinnskuddet på NOK 19.110.000.

Høvik, den 24. mai 2005

Styret i Renewable Energy Corporation AS

Tore Schiøtz
Styrets leder

SITECH AS

Årsberetning 2004

Virksomhetens art
SiTech AS er en nystartet virksomhet for produksjon av monokrystallinsk silisium-materiale ved bruk av den etablerte Czochralski metoden. Stavene benyttes til produksjon av wafere – tynne silisiumskiver som igjen er en sentral komponent i solcellen - som konverterer sollys til elektrisk energi.

Selskapet ble etablert i april 2004 i Glomfjord, og har sitt forretningskontor i Meløy kommune.

Markedsutvikling
Markedet for solenergi har vokst i gjennomsnitt 37% hvert år fra 1997. I 2004 var veksten enda høyere – over 50%. Markedet er dominert av multi- og monokrystallinske wafere. Den monokrystallinske andelen økte fra 36% i 2003 til 38% i 2004. SiTech har siden selskapet ble etablert, skaffet seg flere strategiske kunderelasjoner i det photovoltaiske markedet. SiTech har også etablert et nært samarbeid med ScanWafer AS, som produserer wafer, vedrørende salg og markedsføring.

Drift
Produksjonen hos SiTech startet i mai 2004 med 14 krystalliseringsovner kjøpt fra SiNors konkursbo. I tillegg ble 7 ovner av samme type kjøpt og installert i løpet av året.

Silisium råmaterialer er tilgjengelig i tilfredsstillende mengder for den nåværende produksjonskapasiteteten. For videre ekspansjoner må nye leverandører og kilder bli vurdert.

Økonomiske resultater
Omsetningen i SiTech var 35,5 MNOK. Årsresultatet etter skatt for 2004 var -4,9 MNOK. Grunnen til underskuddet var forsinket produksjonsøkning, råvarelager og risiko av vekselskurs mellom NOK og USD. Lønn og faste kostnader har vært under kontroll og ble betydelig lavere enn budsjettert.

Årsregnskapet for 2004 er satt opp under forutsetning om fortsatt drift.

Arbeidsmiljø og personale
SiTech hadde 41 heltidsansatte pr 31/12-2004 hvorav en lærling. Arbeidsmiljøet anses som godt. Totalt sykefravær i 2004 var på 3,9%.

Det var 2 fraværsskader i løpet av året. En fallulykke under byggeprosjektet og en kuttskade. Bedriften har innført strengere rutiner og forskrifter for å unngå ytterligere ulykker. Bedriften har etablert et eget Arbeidsmiljøutvalg.

Likestilling
Av 41 ansatte pr 31/12-2004 er 25% kvinner. Andel kvinner i ledelsen ved årsskiftet var 33%.

Miljørapportering
SiTech har ingen utslipp som betinger utslippstillatelse. Forbruk av syre blir samlet opp og deponert.

Fremtidsutsikter
Veksten i solcellemarkedet forventes å fortsette. Tilgangen til silisium og wafere vil være nøkkelfaktorene for vekst i industrien. SiTech har etablert strategiske kunder med vekststrategi innen monokrystallinsk materiale. Produksjonen vil i løpet av 2005 øke ved modifisering av eksisterende utstyr og videre effektiviseringstiltak.

Det er i 2005 inngått avtale mellom SiTechs aksjonærer og Renewable Energy Corporation AS (REC) som innebærer at REC overtar samtlige aksjer i SiTech AS.

Glomfjord, 11. april 2005

Reidar Langmo Styreformann	Marcel Brenninkmeijer	Tore Schiøtz
Halvor Svartdal	Alf Bjørseth	Øyvind Tvedt Administrerende Direktør

Resultatregnskap

SiTech AS

	Note	2004	2003
Salgsinntekter		35 452 228	0
Sum driftsinntekter		35 452 228	0
Varekostnad	4	29 755 780	0
Endring i beholdning av v.i.a. og f.v.	4	-3 158 792	0
Lønnskostnad	7,9	8 865 046	0
Avskrivning varige driftsmidler	2	1 804 116	0
Annen driftskostnad		3 901 085	0
Driftsresultat		-5 715 007	0
Annen renteinntekt		2 306	0
Annen rentekostnad		1 125 699	0
Annen finanskostnad		9 197	0
Ordinært resultat før skattekostnad		-6 847 598	0
Skattekostnad på ordinært resultat	8	-1 917 163	0
Ordinært resultat		-4 930 435	0
Årsresultat		-4 930 435	0
Overført fra overkursfond	1	-4 930 435	0

Balanse

SiTech AS

	Note	2004	2003
Eiendeler			
Anleggsmidler			
Immaterielle eiendeler			
Utsatt skattefordel	8	1 917 163	0
Sum immaterielle eiendeler		1 917 163	0
Varige driftsmidler			
Maskiner og anlegg	2	30 714 006	0
Driftsløsøre, inventar, verktøy o.l.	2	482 306	0
Sum varige driftsmidler		31 196 312	0
Finansielle anleggsmidler			
Sum anleggsmidler		33 113 475	0
Omløpsmidler			
Varer	4	15 859 275	0
Fordringer			
Kundefordringer		6 980 139	0
Andre fordringer		1 461 347	0
Sum fordringer	3	8 441 485	0
Investeringer			
Bankinnskudd,kontanter o.l.	5	5 196 621	0
Sum omløpsmidler		29 497 381	0
Sum eiendeler		62 610 856	0

Balanse

SiTech AS

	Note	2004	2003
Egenkapital og gjeld			
Egenkapital			
Innskutt egenkapital			
Selskapskapital	1,6	5 350 000	0
Overkursfond	1	10 829 565	0
Sum innskutt egenkapital		16 179 565	0
Opptjent egenkapital			
Sum egenkapital		16 179 565	0
Gjeld			
Avsetning for forpliktelser			
Annen langsiktig gjeld			
Gjeld til kredittinstitusjoner	3	15 225 000	0
Sum annen langsiktig gjeld		15 225 000	0
Kortsiktig gjeld			
Gjeld til kredittinstitusjoner	3	15 522 524	0
Leverandørgjeld		13 001 339	0
Skyldige offentlige avgifter		1 579 939	0
Annen kortsiktig gjeld		1 102 490	0
Sum kortsiktig gjeld		31 206 291	0
Sum gjeld		46 431 291	0
Sum egenkapital og gjeld		62 610 856	0

Glomfjord, 11.04.2005
Styret for SiTech AS

R. Langmo

Reidar Langmo Styreformann	Alf Bjørseth styremedlem	Marcel Brenninkmeijer styremedlem
Tore Schiøtz styremedlem	Halvor Svartdal styremedlem	Øyvind Tvedt daglig leder

Regnskapsprinsipper

Årsregnskapet er satt opp i samsvar med regnskapsloven 1998 og god regnskapsskikk for små virksomheter pr 31.12.2004

Salgsinntekter

Inntektsføring ved salg av varer skjer på leveringstidspunktet. Tjenester inntektsføres i takt med utførelsen. Andelen av salgsinntekter som knytter seg til fremtidige serviceytelser balanseføres som uopptjent inntekt ved salget, og inntektsføres deretter i takt med levering av ytelsene.

Klassifisering og vurdering av balanseposter

Omløpsmidler og kortsiktig gjeld omfatter poster som forfaller til betaling innen ett år etter anskaffelsestidspunktet, samt poster som knytter seg til varekretsløpet. Øvrige poster er klassifisert som anleggsmiddel/langsiktig gjeld.

Omløpsmidler vurderes til laveste av anskaffelseskost og virkelig verdi. Kortsiktig gjeld balanseføres til nominelt beløp på opptakstidspunktet

Anleggsmidler vurderes til anskaffelseskost, men nedskrives til virkelig verdi ved verdifall som ikke forventes å være forbigående. Langsiktig gjeld balanseføres til nominelt beløp på etableringstidspunktet.

Fordringer

Kundefordringer og andre fordringer er oppført i balansen til pålydende etter fradrag for avsetning til forventet tap. Avsetning til tap gjøres på grunnlag av individuelle vurderinger av de enkelte fordringene. I tillegg gjøres det for øvrige kundefordringer en uspesifisert avsetning for å dekke antatt tap.

Varebeholdninger

Lager av innkjøpte varer er verdsatt til laveste av anskaffelseskost og virkelig verdi. Anskaffelseskost vurderes etter FIFO- prinsippet. Egentilvirkede ferdigvarer og varer under tilvirkning er vurdert til full tilvirkningskost. Det foretas nedskriving for påregnelig ukurans.

Valuta

Pengeposter i utenlandsk valuta er vurdert til kursen ved regnskapsårets slutt.

Varige driftsmidler

Varige driftsmidler balanseføres og avskrives over driftsmidlets forventede levetid. Direkte vedlikehold av driftsmidler kostnadsføres løpende under driftskostnader, mens påkostninger eller forbedringer tillegges driftsmidlets kostpris og avskrives i takt med driftsmidlet. Dersom gjenvinnbart beløp av driftsmiddelet er lavere enn balanseført verdi foretas nedskrivning til gjenvinnbart beløp. Gjenvinnbart beløp er det høyeste av netto salgsverdi og verdi i bruk. Verdi i bruk er nåverdien av de fremtidige kontantstrømmene som eiendelen vil generere.

Forskning og utvikling

Utgifter til forskning og utvikling kostnadsføres løpende.

Pensjoner

Pensjonskostnader og pensjonsforpliktelser beregnes etter lineær opptjening basert på forutsetninger om diskonteringsrente, fremtidig regulering av lønn, pensjoner og ytelser fra folketrygden, fremtidig avkastning på pensjonsmidler samt aktuarmessige forutsetninger om dødelighet, frivillig avgang, osv. Pensjonsmidler er vurdert til virkelig verdi og fratrukket i netto pensjonsforpliktelser i balansen. Endringer i forpliktelsen som skyldes endringer i pensjonsplaner fordeles over antatt gjenværende opptjeningstid. Endringer i forpliktelsen og pensjonsmidlene som skyldes endringer i og avvik i beregningsforutsetningene (estimatendringer) fordeles over antatt gjennomsnittlig gjenværende opptjeningstid hvis avvikende ved årets begynnelse overstiger 10 % av det største av brutto pensjonsforpliktelser og pensjonsmidler.

Ved regnskapsføring av pensjon er lineær opptjeningsprofil og forventet sluttlønn som opptjeningsgrunnlag lagt til grunn. Planendringer amortiseres over forventet gjenværende opptjeningstid. Det samme gjelder estimatavvik i den grad de overstiger 10 % av den største av pensjonsforpliktelsene og pensjonsmidlene (korridor).

Skatt

Skattekostnaden i resultatregnskapet omfatter både periodens betalbare skatt og endring i utsatt skatt. Utsatt skatt er beregnet med 28% på grunnlag av de midlertidige forskjeller som eksisterer mellom regnskapsmessige og skattemessige verdier, samt skattemessig underskudd til fremføring ved utgangen av regnskapsåret. Skatteøkende og skattereduserende midlertidige forskjeller som reverserer eller kan reversere i samme periode er utlignet. Netto utsatt skattefordel balanseføres i den grad det er sannsynlig at denne kan bli nyttegjort.

Note 1 Egenkapital

Beløp i NOK 1000

	Aksje-kapital	Overkurs-fond	Annen EK	Sum
Egenkapital pr 01.01.2004	-	-	-	-
Tilført egenkapital i 2004	5 350	15 760		21 110
Årets resultat	-	-4 930	-	-4 930
Egenkapital pr 31.12 2004	5 350	10 830	-	16 180

Note 2 Varige driftsmidler

Beløp i NOK 1000

Varige driftsmidler	Produksjons-utstyr	Kontor-maskiner etc	Sum varige driftsmidler
Anskaffelseskost pr 01.01.04			
Tilgang kjøpte driftsmidler	32 467	533	33 000
Avgang solgte driftsmidler			
Anskaffelseskost 31.12.04	32 467	533	33 000
Akkumulerte avskrivninger 31.12.04	-1 754	-50	-1 804
Balanseført verdi pr. 31.12.04	30 713	483	31 196
Årets avskrivninger	1 754	50	1 804

Selskapet benytter lineære avskrivninger for alle varige driftsmidler. Den økonomiske levetiden for driftsmidlene er beregnet til:

Produksjonsutstyr	5-15 år
Kontormaskiner og inventar	3 år

Note 3 Fordringer og gjeld

Beløp i NOK 1000

Fordringer med forfall innen ett år	2004	2003
Andre kortsiktige fordringer	8 441	
Andre langsiktige fordringer	0	
Sum	8 441	

Noter til årsregnskapet 2004 for SITECH AS org nr 986 807 314

Langsiktig gjeld med forfall senere enn 5 år	**2004**	**2003**
Gjeld til kredittinstitusjoner	15 225	
Annen langsiktig gjeld	0	
Sum	15 225	

Selskapet har et midlertidig byggelån som foreløpig ikke er konvertert til langsiktig lån

Beløp i NOK 1000

	2004	**2003**
Gjeld sikret ved pant	0	
Pantsatte eiendeler:		
Produksjonsutstyr	31 196	
Kundefordringer	6 980	
Varer	15 859	
Sum	54 035	

Note 4 Varer

Beløp i NOK 1000

	2004	**2003**
Lager av råvarer	10 827	0
Lager av forbruksmateriell	126	0
Lager av reservedeler	2 032	0
Lager av varer under tilvirkning	1 293	0
Lager egentilvirkede ferdigvarer	1 028	0
Sum	15 306	0

Note 5 Bankinnskudd

Beløp i NOK 1000

Bundne skattetrekksmidler utgjør:	583
Depositum	8

Note 6 Aksjekapital og aksjonærinformasjon

Beløp i NOK 1000

Aksjekapitalen består av:

	Antall	**Pålydende**	**Balanseført**
Aksjer	53 500	100	5 350 000
Sum	53 500		5 350 000

Noter til årsregnskapet 2004 for SITECH AS org nr 986 807 314

Oversikt over de største aksjonærene pr 31.12.04

	Aksjer	Eierandel	Stemmeandel
Good energies Investments BV	24 250	45,3 %	45,3 %
Hafslund Venture AS	12 500	23,4 %	23,4 %
Scatec AS	8 500	15,9 %	15,9 %
Renewable Energy Corporation	6 250	11,7 %	11,7 %
Nordic Enterprice AS	750	1,4 %	1,4 %
Meløy Næringsutvikling	750	1,4 %	1,4 %
Hektor AS	500	0,9 %	0,9 %
Sum	53 500	100,0 %	100,0 %
Totalt antall aksjer	53 500	100,0 %	100,0 %

Note 7 - Pensjoner

Selskapet har pensjonsordninger som omfatter i alt 25 personer. Ordningene gir rett til definerte fremtidige ytelser. Disse er i hovedsak avhengig av antall opptjeningsår, lønnsnivå ved oppnådd pensjonsalder og størrelsen på ytelsene fra folketrygden. De ytelsesbaserte pensjonforpliktelsene er dekket gjennom et forsikringsselskap. Pensjonsforpliktelsene er ikke balanseført,

Note 8 - Skatt

Beløp i NOK 1000

Årets skattekostnad fordeler seg på:	**2 004**	**2003**
Betalbar skatt	-	-
Endring i utsatt skatt	-1 917	-
Sum skattekostnad	-1 917	-

Beregning av årets skattegrunnlag:	
Resultat før skattekostnad	-8 938
Permanente forskjeller	-
Endring i midlertidige forskjeller	-4 868
Årets skattegrunnlag	-13 806

Oversikt over midlertidige forskjeller:	
Fordringer	
Varer	
Anleggsmidler	4 868
Avsetning etter god regnskapsskikk	
Pensjoner	
Skattemessig underskudd	-11 715
Sum	-6 847
28 % utsatt skattefordel	-1 917

Note 9 Lønnskostnader, antall ansatte, godtgjørelser, lån til ansatte mm.

Beløp i NOK 1000

Lønnskostnader	**2 004**	**2003**
Lønninger	8 066	0
Arbeidsgiveravgift	567	0
Pensjonskostnader	97	0
Andre ytelser	171	0
Sum	8 901	0

I gjennomsnitt har det i løpet av regnskapsåret vært 38 ansatte,som utgjorde 23,4 årsverk.

Ytelser til ledende personer	**Daglig leder**	**Styret**
Lønn	508	0
Pensjonsutgifter	32	0
Annen godtgjørelse	14	0

Daglig leder har avtale om lønn i et halvt år etter fratreden fra sin stilling.

Revisor
Revisjonshonorar er i regnskapet for 2004 kostandsført med kr 20.000,
mens rådgivning fra revisor er kostnadsført med kr. 6.448.



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Til generalforsamlingen i Renewable Energy Corporation AS

Bekreftelse av redegjørelse ved kapitalforhøyelse

Vi bekrefter opplysningene i redegjørelse datert 24.mai 2005 utarbeidet av Styret i Renewable Energy Corporation AS i forbindelse med avtale om erverv av aksje i SiTech AS fra Hafslund Venture AS og Good Energies Investments B.V. mot vederlag i aksjer i Renewable Energy Corporation ASA pålydende kr 1 528 800 samt overkurs kr 17 581 200.

Oslo, 24. mai 2005
KPMG AS

Arve Gevoll
Statsautorisert revisor

Offices in:

Oslo, Bodø, Alta, Arendal, Bergen, Elverum, Finnsnes, Hamar, Haugesund, Kristiansand, Larvik, Lillehammer, Mo i Rana, Molde, Røros, Sandefjord, Sandnessjøen, Stavanger, Stord, Tromsø, Trondheim, Tønsberg, Ålesund

Schedule B

Item No. 9. Letter to shareholders



To our shareholders

Høvik, June 7, 2005

The Board of Directors in Renewable Energy Corporation AS (REC) og REC's 100 % owned subsidiary, REC Ventures AS, have decided to merge the latter company with REC. Enclosed please find a notice to all shareholders about this merger with the in-house translation of the merger plan with attachments.

Furthermore, we enclose a press release which tells you that Mr Erik Thorsen, previously President and CEO of Tomra Systems ASA, has accepted the position as President and CEO of REC. He starts in his new position in the middle of this month.

Please also find enclosed the protocol from the Ordinary General Meeting held on May 23, 2005.

We encourage all shareholders to seek information on our homepage www.recgroup.com, see our new Investor Relation section.

Best regards
Renewable Energy Corporation AS

Bjørn R Berntsen
Senior Vice President - Administration

Renewable Energy Corporation AS, Veritasveien 14, P.O. Box 280, N-1323 Høvik, Norway
Tel.: (+47) 67 81 52 50, Fax: (+47) 67 81 52 01, NO 977 258 561 MVA

NOTICE TO ALL SHAREHOLDERS OF RENEWABLE ENERGY CORPORATION AS –

MERGER WITH REC VENTURES AS

The Boards of Directors' of Renewable Energy Corporation AS ("REC") and REC Ventures AS, have jointly decided on a merger plan for the two companies according to the rules of the Norwegian Private Limited Liability Companies Act § 15-1. As REC Ventures is a wholly owned subsidiary of REC, the two companies may be merged following a decision of the Boards of both companies (simplified merger procedure), following a one month period after all the shareholders of the acquiring company (REC) have been notified.

Please find enclosed the above mentioned merger plan, including the articles of association of REC, a draft opening balance and an auditor's report confirming the compliance of said opening balance with applicable legislation and regulations.

Both companies' annual accounts, annual reports and auditor's reports are available for the shareholders' inspection at REC's head office:

Veritasveien 14
1323 Høvik

Any shareholder may also demand that the above mentioned documentation is sent via ordinary mail free of charge.

IN-HOUSE TRANSLATION

MERGER PLAN

FOR THE

MERGER OF REC VENTURES AS

WITH

RENEWABLE ENERGY CORPORATION AS

The merger between REC Ventures AS and Renewable Energy Corporation AS shall be accomplished by approval of the merger plan by the companies' Boards. The merger shall be accomplished with Renewable Energy Corporation AS as the Acquiring Company.

Høvik, May 24, 2005

1. The merger

Renewable Energy Corporation AS (Acquiring Company) is the parent company for REC Ventures AS (Transferring Company).

The Boards in the two companies have drafted this joint merger plan (the "Merger Plan").

The merger shall be accomplished in accordance with the Limited Liability Companies Act § 13-23, as a merger between a parent company and its wholly owned subsidiary. The merger is accomplished through REC Ventures AS transferring all its assets, rights and obligations to Renewable Energy Corporation AS.

After the merger REC Ventures AS shall be dissolved and liquidated.

The merger is accomplished in accordance with the Limited Liability Companies Act chapter 13 and in accordance with the rules on tax-exempted mergers according to the Income Tax Act chapter 11.

2 The Parties

Acquiring Company:

Company:	Renewable Energy Corporation AS
Company Address:	Veritasveien 14, N-1323 Høvik, Norway
Municipality:	Bærum kommune
Enterprise No.	977 258 561

Transferring Company:

Company:	REC Ventures AS
Company Address:	Veritasveien 14, N-1323 Høvik, Norway
Municipality:	Bærum kommune
Enterprise No.	983 714 552

3 Date of transfer for accounting purposes

Transactions in Transferring Company with regard to what is being acquired by the Acquiring Company in the merger, shall for accounting purposes be considered carried out on behalf of the Acquiring Company from January 1, 2005.

4. Consideration

The Transferring Company is a wholly owned subsidiary of the Acquiring Company. The merger is thus accomplished without consideration, with no capital increase in the Acquiring Company.

Reported equity in the Transferring Company is booked as share premium in the Acquiring Company.

5. Management of the Transferring Company etc.

The Acquiring Company shall take over the management of the Transferring Company as soon as the merger plan is approved by the companies, cf. Limited Liability Companies Act § 13-7 second paragraph.

All the formal positions as owner and rights holder shall be transferred to the Acquiring Company as soon as the merger is registered with the Companies Registry, cf. Limited Liability Companies Act § 13-7 first paragraph.

6. Accomplishment of the merger

The merging companies have had Board meetings on May 24, 2005, in which it were resolved to go through with the merger as described in this Merger Plan.

After the end of the creditor's notice period and in accordance with the Limited Liability Companies Act § 13-14, and the clarifying of eventual objections from creditors, the following enters into force ("Completion"):

(i) The Transferring Company's assets, rights and obligation are transferred to the Acquiring Company in its entirety with effect both for accounting and taxation purposes.

(ii) The Transferring Company's economy is integrated in the Acquiring Company's accounts.

(iii) The shares in the Transferring Company shall be regarded redeemed.

Prior to Completion, the following shall apply:

i) The companies assets shall be kept separate.

ii) The accounts of the companies shall be booked separately.

As soon as possible after the end of the creditor's notice, the Acquiring Company shall forward a notice to the Companies Registry of the commencement of the merger.

7. The merger's effect on employees

The Transferring Company has no employees.

The employees in the Acquiring Company carry on their conditions of employment unchanged, and shall be given information of the Merger Plan immediately after the Merger Plan has been approved by the Boards of the merging companies.

The merger does not create a basis for dismissals.

8. Enclosures

The following documents form attachments to the Merger Plan:

(i) Opening Balance Sheet for the Acquiring Company after merger, with auditor's approval report.

(ii) Articles of Association for the REC.

Annual Accounts, Annual Reports and Auditors' Report for Year 2004 for the participating companies are available for the shareholders' inspection at REC AS' head offices at Veritasveien 14, 1323 Høvik, Norway. Any shareholder may also demand that the above mentioned documentation is sent via ordinary mail free of charge.

***

The Merger Plan is prepared in two original copies, one for each party.

Høvik, May 24, 2005

Renewable Energy Corporation AS

Tore Schiøtz (Chairman) (sign)

Rune Bjerke (sign)

Marcel Brenninkmeijer (sign)

Ole Enger (sign)

Paul Kloppenborg

Halvor T Svartdal (sign)

Richard Aa (sign)

REC Ventures AS

Jan-Olaf Willums (Chairman) (sign)

Bjørn R Berntsen (sign)

Reidar Langmo (sign)

Renewable Energy Corporation AS

Draft opening balance 01.01.2005/20.05.2005

Renewable Energy Corporation AS
Balance Sheet

(in NOK)	01.01.2005
Assets	
Fixed assets	
Intangible fixed assets	
Deferred tax asset	42 094 025
Total intangible fixed assets	42 094 025
Tangible fixed assets	
Fixtures and fittings, tools, office machinery and similar assets	243 450
Total tangible fixed assets	243 450
Fixed asset investments	
Investments in subsidiaries	776 229 611
Loans to subsidiaries	178 516 925
Investments in associates	8 511 513
Other investments	3 086 063
Total fixed asset investments	966 344 112
Total fixed assets	1 008 681 587
Current assets	
Accounts receivable	
Trade accounts receivable	2 269 597
Receivables from subsidiaries	171 447
Other receivables	2 739 179
Total accounts receivable	5 180 223
Cash and cash equivalents	277 611 009
Total currant assets	282 791 232
Total assets	1 291 472 819

Equity and liabilities	
Equity	
Called up share capital	
Share capital	37 286 268
Not registered share capital	0
Own shares	0
Share premium reserve	667 171 103
Paid-in other equity	283 056 215
Total called up capital	987 513 586
Earned equity	
Other capital	35 455 939
Total earned equity	35 455 939
Total equity	1 022 969 525
Liabilities	
Provisions	
Pension liabilities	1 160 756
Total provisions	1 160 756
Other long-term liabilities	
Convertible loans	255 393 499
Total other long-term liabilities	255 393 499
Total long-term liabilities	**256 554 255**
Current liabilities	
Liabilities to financial institutions	0
Accounts payable	3 950 891
Tax payable	0
Social security, VAT and other taxation payable	1 380 966
Other current liabilities	6 617 182
Total current liabilities	11 949 039
Total liabilities	268 503 294
Total equity and liabilities	1 291 472 819



KPMG AS

P.O. Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset – Sørkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www.kpmg.no
Enterprise NO 935 174 627 MVA

Til styret i Renewable Energy Corporation AS

Bekreftelse av utkast til åpningsbalanse for Renewable Energy Corporation AS

Vi bekrefter at utkast til åpningsbalanse datert 1. januar 2005 / 20. mai 2005 for Renewable Energy Corporation AS, utarbeidet i forbindelse med fusjon med REC Venture AS, er satt opp i samsvar med gjeldende regnskapsregler.

Oslo, 20. mai 2005
KPMG AS

Arve Gevoll
Statsautorisert revisor

Office translation:

To the Board of Directors of Renewable Energy Corporation AS

Confirmation of draft opening balance of Renewable Energy Corporation AS

We confirm that the draft opening balance dated 1 January 2005 / 20 May 2005 of Renewable Energy Corporation AS, prepared in connection with the merger with REC Venture AS, is in compliance with applicable accounting rules and regulations.

Oslo, 20 May 2005
KPMG AS

Arve Gevoll
State Authorised Public Accountant
sign

- IN-HOUSE TRANSLATION -

ARTICLES OF ASSOCIATION

for

RENEWABLE ENERGY CORPORATION AS

(Latest amendment, dated November 9, 2004)

§ 1 The name of the Company

The name of the Company is Renewable Energy Corporation AS.

§ 2 Business address

The Company's business address is in the municipality of Bærum, Norway.

§ 3 Purpose

The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes.

§ 4 Share capital

The share capital is NOK 37,286,267.50 distributed on 14,914,507 shares at a face value of NOK 2.50 (NOK two point fifty). The shares shall be registered with the Norwegian Central Securities Depository.

§ 5 The Board

The Company's Board of Directors shall consist of five to nine members. The Chairman of the Board shall be appointed by the General Meeting. In the event of an equality of votes, the Chairman has the casting vote. The Board is elected for a period of one year at a time.

§ 6 Signature

The right to sign on behalf of the Company is assigned to the Chairman and one Board Member jointly. The Board may grant power of procuration.

§ 7 Acquisition of shares

Transfer of shares is not conditioned upon the Board's approval. The shareholders have no pre-emptive rights upon the transfer of the company's shares.

§ 8 The General Meeting

The Ordinary General Meeting shall be held annually before the end of June. The meeting shall be called no later than one week prior to the meeting. The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.

2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor

3. Elect Chairman of the Board, Board Members and Auditor

4. Other issues that shall be considered by the General Meeting according to law or the articles of association

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting. Motions presented less than one week prior to the General Meeting, cannot be considered unless all shareholders approve.

§ 9 Extraordinary General Meeting

Extraordinary General Meeting shall be held whenever the Board deems it necessary. Further, the Board shall also call for a extraordinary General Meeting when the Auditor or a shareholder representing more than 10% of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall be posted no later than 10 days prior to the General Meeting. The call shall specify the issues to be considered. The Board shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. On the extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise.

Erik Thorsen appointed new CEO of Renewable Energy Corporation AS

(Oslo, May 19, 2005) The Board of Renewable Energy Corporation AS (REC) has appointed Erik Thorsen as new CEO for the group. Mr. Thorsen comes from a position as CEO of Tomra Systems ASA, and will join REC in the middle of June this year.

"Erik Thorsen has headed a Norwegian listed company in a period of strong growth over several years. His qualities will be of high value to REC in the period ahead. REC is currently growing at a very high rate, and plans an IPO within the next 12 months. Erik Thorsen will be the right person to lead REC in this critical period", says Tore Schiøtz, the chairman of REC's board of directors.

REC has recently presented group accounts for 2004 and Q1 results for 2005, both confirming healthy growth combined with steadily improving financial results. The global market for solar energy continues to be highly promising, and REC thus expects to maintain a high growth rate.

Schedule B

Item No. 10. Notice of Ordinary General Meeting, including Annual Report 2004


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH. D.C.
160
SECTION

Til aksjonærene i Renewable Energy Corporation AS:

INNKALLING TIL ORDINÆR GENERALFORSAMLING I RENEWABLE ENERGY CORPORATION AS

Styret innkaller herved til ordinær generalforsamling i Renewable Energy Corporation AS (REC):

Tid: 23. mai 2005, klokken 13:00

Sted: Veritasveien 14, Høvik

Styret har foreslått følgende agenda:

1. **Åpning av møte ved styrets formann og registrering av fremmøtte aksjonærer**
2. **Valg av møteleder og en person til å signere protokollen sammen med møteleder**
3. **Godkjennelse av innkalling og dagsorden**
4. **Godkjennelse av årsregnskap og årsberetning for 2004**

   Se vedlagte Årsrapport 2004, sidene 27-57.

5. ***Honorar til styrets medlemmer***

   Det foreslås følgende styrehonorarer for perioden 14. april 2004 til 23. mai 2005:

Styrets leder	kr 200.000
Øvrige styremedlemmer	kr 100.000
Medlemmer i styrekomiteer	kr 25.000

6. **Honorar til revisor**

   Se vedlagte Årsrapport 2004, side 51.

To the shareholders of Renewable Energy Corporation AS:

NOTICE OF ORDINARY GENERAL MEETING OF RENEWABLE ENERGY CORPORATION AS

The Board hereby gives notice of the ordinary general meeting in Renewable Energy Corporation AS (REC):

Time: May 23, 2005 at 13:00 Norwegian time.

Place: Veritasveien 14, Høvik

The agenda proposed by the Board:

1. **Opening of the meeting by the Chairman of the Board of REC and registration of attending shareholders**
2. **Election of Chairman of the meeting and a person to co-sign the minutes with the Chairman**
3. **Approval of the notice to the meeting and the agenda**
4. **Approval of Annual Accounts and Directors' report for 2004**

   See enclosed Annual Report 2004, pages 27-57.

5. ***Directors' remuneration***

   Proposal for Directors' remuneration for the period April 14, 2004 through May 22, 2005:

Chairman of the Board	NOK 200,000
Other Board Members	NOK 100,000
Members of Board Committees	NOK 25,000

6. **Auditor's remuneration**

   See enclosed Annual Report 2004, page 51.

Dok. ref.: 96066 -2

7. Omdannelse fra aksjeselskap (AS) til allmennaksjeselskap (ASA)

Styret i REC har nylig besluttet å igangsette en børsnoteringsprosess. Som en konsekvens må selskapet omdannes fra aksjeselskap til allmennaksjeselskap. En slik beslutning krever 2/3 flertall av de avgitte stemmene på generalforsamlingen.

Vedlagt følger styrets beskrivelse av og anbefaling om omdanningen.

Forslag til vedtak:

Generalforsamlingen beslutter med flertall som for vedtektsendring å omdanne Renewable Energy Corporation fra aksjeselskap til allmennaksjeselskap. Selskapets firma endres til Renewable Energy Corporation ASA. Selskapet vil etter omdannelsen innby allmennheten til å tegne seg for aksjer.

Selskapets vedtekter § 1 endres til:

"Selskapets navn er Renewable Energy Corporation ASA. Selskapet er et til allmennaksjeselskap."

7. Transformation from private limited liability company (AS) to public limited liability company (ASA)

The Board of REC has recently resolved to initiate a process to list the company. As a consequence of this resolution, the company has to be transformed from a private limited liability company (AS) to a public limited liability company (ASA). This has to be resolved by the General Meeting with 2/3 of the votes cast.

Enclosed please find the documentation produced to the General Meeting regarding this item.

Proposal for resolution:

The General Meeting resolves with a majority of at least two thirds of the votes cast to transform Renewable Energy Corporation from a private limited liability company (AS) to a public limited liability company (ASA), and invites the public to subscribe for shares upon transformation.

The company's articles of association § 1 is amended as follows:
"The company's name is Renewable Energy Corporation ASA. The Company is a public limited liability company."

8. Økning av aksjekapitalen ved overføring fra overkursfond

For å få en bedre balanse i forholdet mellom aksjekapitalens størrelse, den totale balansesummen og selskapets nåværende aktivitetsnivå, foreslår Styret å øke aksjekapitalen ved å overføre midler fra overkursfondet. Dette innebærer en økning av aksjenes pålydende.

Forslag til vedtak:

Generalforsamlingen vedtar å øke aksjekapitalen ved overføring av midler fra overkursfond som følger:

8. Increase of the company's share capital through a capitalization issue

In order to have a better balance between the company's share capital, the company's balance sheet total and the company's current level of operations, the Board proposes to increase the share capital by transfer of funds from the share premium fund. This implies an increase in the par value of the shares.

Proposal for resolution:

The Ordinary General Meeting resolves to increase the share capital by a capitalisation issue as follows:

a) Aksjekapitalen forhøyes med NOK 261.003.872,50 fra NOK 37.286.267,50 til NOK 298.290.140 ved overføring av NOK 261.003.872,50 fra overkursfondet.
b) Kapitaløkningen gjennomføres ved å øke aksjenes pålydende fra NOK 2,50 til NOK 20 per aksje.
c) Selskapets vedtekter §4 endres som følger:
"Selskapets aksjekapital er kr 298.290.140 fordelt på 14.914.507 aksjer hver pålydende kr 20 (tyve kroner). Selskapets aksjer skal være registrert i Verdipapirsentralen."

a) The share capital is increased with NOK 261,003,872.50 from NOK 37,286,267.50 to NOK 298,290,140 by transfer of NOK 261,003,872.50 from the share premium fund.
b) The capital increase is carried out by an increase of the face value of all the company's shares from NOK 2.50 to NOK 20 per share.
c) The company's articles of association § 4 is amended as follows:
"The share capital is NOK 298,290,140 distributed on 14,914,507 shares at a face value of NOK 20 (NOK twenty). The shares shall be registered with the Norwegian Central Securities Depository."

9. Valg av styremedlemmer

9. Election of Board members

*****

Aksjonærer som vil delta på generalforsamlingen bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand innen fredag 20. mai kl 14:00 til fax no 67815201. De aksjonærer som ikke selv kan møte på generalforsamlingen, men som ønsker å være representert, kan enten gi fullmakt til egen fullmektig eller til styrets leder. Fullmaktsskjema er vedlagt.

Shareholders who will attend the General Meeting are kindly asked to submit the enclosed form by fax to fax no +47 67815201 within Friday May 20 at 14:00 Norwegian time. Shareholders unable to attend the General Meeting, but wishing to be represented, may give power of attorney to a proxy or to the Chairman of the Board. A proxy form is enclosed.

13. mai 2005
Renewable Energy Corporation AS

Tore Schiøtz (sign)
Styrets leder

May 13, 2005
Renewable Energy Corporation AS

Tore Schiøtz (sign)
Chairman of the Board

☐ **PÅMELDING**

Jeg/vi kommer på ordinær generalforsamling i Renewable Energy Corporation AS mandag 23. mai 2005 kl. 13:00.

☐ **FULLMAKT**

Undertegnede gir herved

....

fullmakt til å stemme for meg/oss på selskapets ordinære generalforsamling mandag 23. mai 2005 klokken 13:00.

......................, den / 2005

....
Navn på aksjonær

....
Underskrift

....
(navn med blokkbokstaver)

☐ **ENROLMENT**

I / we will attend the Ordinary General Meeting in Renewable Energy Corporation AS on Monday May 23, 2005 at 13:00.

☐ **PROXY**

The undersigned hereby grants

....

proxy to represent me/us in the Company's Ordinary General Meeting on Monday May 23, 2005 at 13:00.

.........................., , 2005

....
Name of the shareholder

....
Signature

....
(Name in capital letters)



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Til generalforsamlingen i Renewable Energy Corporation AS

Redegjørelse ved omdanning av Renewable Energy Corporation AS

På oppdrag fra styret avgir vi som uavhengig sakkyndig i samsvar med aksjeloven § 2-6, jf § 15-1, følgende redegjørelse:

Til generalforsamlingen 23.05.2005 er det foreslått å omdanne Renewable Energy Corporation AS til et allmennaksjeselskap. De eiendeler og forpliktelser som skal overføres ved omdanningen fremgår av åpningsbalansen pr. 01.01.2005. Omdanningen skjer ved overføring til regnskapsførte verdier. Årsregnskap, årsberetning og revisjonsberetning for Renewable Energy Corporation AS for de siste tre år er inntatt som vedlegg til denne redegjørelsen. Resultatet av driften etter 01.01.2005 viser ikke forhold av betydning for vurderingen av det sist avlagte årsregnskap.

Vi bekrefter at eiendeler og forpliktelser som foreligger ved omdanningen kan oppføres i balansen til en samlet nettoverdi som gir dekning for pålydende av den aksjekapital på kr 37 286 268 selskapet skal ha som allmennaksjeselskap.

Oslo, 13. mai 2005
KPMG AS

Arve Gevoll
Statsautorisert revisor

OMDANNELSE FRA AKSJESELSKAP TIL ALLMENNAKSJESELSKAP - STYREFORSLAG

Bakgrunn/begrunnelse
I forbindelse med en mulig børsnotering av Renewable Energy Corporation må Selskapet omdannes til et allmennaksjeselskap ("ASA") da dette er et krav for børsnotering.

Fremgangsmåte
Beslutning om omdannelse må i henhold til aksjeloven § 15-1 fattes av generalforsamlingen med 2/3 flertall av de avgitte stemmene. Beslutningen må også omfatte en beslutning om å invitere allmennheten til å tegne seg for nye aksjer i Selskapet. I så henseende er en beslutning om å søke børsnotering tilstrekkelig.

Konsekvenser
Ettersom Selskapet aksjer allerede er VPS-registrert, og Selskapet allerede har tilstrekkelig stor aksjekapital (mer enn MNOK 1), er ikke de rettslige konsekvensene for Selskapet store, utover det at selskapet altså er forpliktet til å tilby allmennheten nye aksjer for tegning, noe som anses oppfylt ved at man beslutter å søke om børsnotering. I tillegg vil Selskapet være forpliktet til visse formalendringer som skifte av firma (vedtektsendring), opprettelse av visse registre o.l. I tillegg vil det selvfølgelig være behov for praktiske endringer som tilpasninger av brevpapir, melding om navneendring til forretningsforbindelser etc.

Anbefaling
Selskapets styre anbefaler på bakgrunn av ovenstående at generalforsamlingen fatter vedtak som gjengitt nedenfor.

Forslag til vedtak

> *"Selskapet omdannes fra aksjeselskap til allmennaksjeselskap. Selskapets navn skal være Renewable Energy Corporation ASA. Selskapets vedtekter § 1 endres tilsvarende. Etter omdannelsen skal allmennheten tilbys å tegne aksjer i Selskapet."*

Vedtektsendring

Selskapets vedtekter § 1 foreslås endret til:

"Selskapets navn er Renewable Energy Corporation ASA. Selskapet er et allmennaksjeselskap."

Tore Schiøtz	Rune Bjerke	Marcel Brenninkmeijer
Ole Enger	Paul Kloppenborg	Halvor T Svartdal
Richard Aa		Alf Bjørseth

OMDANNELSE FRA AKSJESELSKAP TIL ALLMENNAKSJESELSKAP - STYREFORSLAG

Bakgrunn/begrunnelse
I forbindelse med en mulig børsnotering av Renewable Energy Corporation må Selskapet omdannes til et allmennaksjeselskap ("ASA") da dette er et krav for børsnotering.

Fremgangsmåte
Beslutning om omdannelse må i henhold til aksjeloven § 15-1 fattes av generalforsamlingen med 2/3 flertall av de avgitte stemmene. Beslutningen må også omfatte en beslutning om å invitere allmennheten til å tegne seg for nye aksjer i Selskapet. I så henseende er en beslutning om å søke børsnotering tilstrekkelig.

Konsekvenser
Ettersom Selskapets aksjer allerede er VPS-registrert, og Selskapet allerede har tilstrekkelig stor aksjekapital (minimum MNOK 1), er ikke de rettslige konsekvensene for Selskapet store, utover det at selskapet altså er forpliktet til å tilby allmennheten nye aksjer for tegning, noe som anses oppfylt ved at man beslutter å søke om børsnotering. I tillegg vil Selskapet være forpliktet til visse formalendringer som skifte av firma (vedtektsendring), opprettelse av visse registre o.l. I tillegg vil det selvfølgelig være behov for praktiske endringer som tilpasninger av brevpapir, melding om navneendring til forretningsforbindelser mv.

Anbefaling
Selskapets styre anbefaler på bakgrunn av ovenstående at generalforsamlingen fatter vedtak som angitt nedenfor.

Forslag til vedtak

> *"Selskapet omdannes fra aksjeselskap til allmennaksjeselskap. Selskapets navn skal være Renewable Energy Corporation ASA. Selskapets vedtekter § 1 endres tilsvarende. Etter omdannelsen skal allmennheten tilbys å tegne aksjer i Selskapet."*

Vedtektsendring

Selskapets vedtekter § 1 foreslås endret til:

> *"Selskapets navn er Renewable Energy Corporation ASA. Selskapet er et allmennaksjeselskap."*

Tore Schiøtz	Rune Bjerke	Marcel Brenninkmeijer
Ole Enger	Paul Kloppenborg	Halvor T Svardal
Richard Aa		Alf Bjørseth

Renewable Energy Corporation AS

Balanse (i NOK)	**Åpningsbalanse 01.01.2005**
Eiendeler	
Anleggsmidler	
Immaterielle eiendeler	
Utsatt skattfordel	42 094 025
Sum immaterielle eiendeler	**42 094 025**
Varige driftsmidler	
Bil, inventar, kontormaskiner og lignende	243 450
Sum varige driftsmidler	**243 450**
Finansielle anleggsmidler	
Investeringer i datterselskap	779 811 474
Lån til datterselskap	178 516 925
Investeringer i tilknyttet selskap	8 511 513
Andre investeringer	3 086 063
Sum finansielle anleggsmidler	**969 925 975**
Sum anleggsmidler	**1 012 263 450**
Omløpsmidler	
Fordringer	
Kundefordringer	2 269 597
Fordring på datterselskap	171 447
Andre fordringer	2 643 682
Sum fordringer	**5 084 726**
Bankinnskudd	277 611 009
Sum omløpsmidler	**282 695 735**
Sum EIENDELER	**1 294 959 185**

13/5 - 2005

Alf Bjørseth

Egenkapital og gjeld

Egenkapital

Innskutt egenkapital	
Aksjekapital	**37 286 268**
Aksjekapital ikke registrert	**0**
Egne aksjer	**0**
Overkursfond	**667 171 103**
Annen innskutt egenkapital	**283 056 215**
Sum innskutt egenkapital	**987 513 586**
Opptjent egenkapital	
Annen egenkaptial	**13 054 003**
Sum opptjent egenkapital	**13 054 003**
Sum egenkapital	**1 000 567 590**

Gjeld

Avsetning for forpliktelser	
Pensjonsforpliktelse	**1 160 756**
Sum avsetning for forpliktelser	**1 160 756**
Annen langsiktig gjeld	
Konvertibelt lån	**255 393 499**
Sum annen langsiktig gjeld	**255 393 499**
Sum langsiktig gjeld	**256 554 255**
Kortsiktig gjeld	
Gjeld til kreditinstitusjoner	**0**
Kreditorer	**3 950 891**
Betalbar skatt	**0**
Skyldige offentlige avgifter	**1 380 966**
Annen kortsiktig gjeld	**32 505 482**
Sum kortsiktig gjeld	**37 837 340**
Sum gjeld	**294 391 595**
Sum egenkapital og gjeld	**1 294 959 185**

13/5-2005 Alf Bjørseth



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Til generalforsamlingen i Renewable Energy Corporation AS

Bekreftelse av åpningsbalanse for Renewable Energy Corporation ASA

Vi bekrefter at åpningsbalanse pr 01.01.2005 og datert 13.05.2005 for Renewable Energy Corporation ASA, utarbeidet i forbindelse med omdanning fra aksjeselskap til allmennaksjeselskap, er satt opp i samsvar med gjeldende regnskapsregler.

Oslo, 13. mai 2005
KPMG AS

Arve Gevoll
Statsautorisert revisor



Solar-powered growth


04
Annual Report
www.recgroup.com
REC
Renewable Energy Corporation

Estbl.
1996

Vision →

To increase the global use of clean and renewable energy, thereby reducing the negative environmental impacts from traditional energy sources

657
Employees at year-end

5
plants

Headquartered in Oslo with manufacturing units in Norway (3), Sweden and USA and installation activity in South Africa.

Narvik
Glomfjord
Oslo
Herøya
Moses Lake, USA
Arvika, Sweden
Polokwane, South Africa

Mission ↓

Renewable Energy Corporation shall become the most cost-efficient solar energy company in the world.

Strategy

REC will focus its resources on its leading position in the upstream part of the value chain. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

Renewable Energy Corporation (REC) is a significant player in the international solar energy* industry. Through 2004 we have united our resources behind an ambitious growth plan. Our effort is powered by a surge in the demand for solar energy and our own consolidation around a dominant position in the upstream part of the value chain.

OUTPACING A HIGH-GROWTH MARKET. The market for solar power has grown by an average of 37 percent each year since 1997, from 128 to 1146 MW produced cell capacity. In the same period REC's production of wafers has grown from zero to a run rate at the beginning of 2005 of 162 MW, implying a continuous increase in market share. We have a clear ambition to maintain this strong performance.

COST LEADERSHIP THROUGH INDUSTRIALISATION. Focus in our industry is being shifted from innovation to industrialisation. By targeting our resources at the upstream part of the value chain, we are able to further strengthen our cost position and pioneer the industrialisation of the solar power business.

ROBUST STRATEGY WITH BALANCED RISKS. REC is exposed to the typical risks of an industry in a phase of rapid growth. We respond to these risks with a robust technology strategy, a unique and strong upstream position and long-term downstream contracts. Operational risks are reduced by our proven industrial process competence.

CONTENTS:

* Throughout this document the term solar energy refers to the generation of electricity based on the photovoltaic effect. In other literature, solar energy may also include additional technologies for converting solar radiation into electricity.

	Description	Key figures (mill NOK)	2004	2003(p)
Group	Renewable Energy Corporation (REC) is a significant player in the international solar energy industry Our goal is to make solar energy increasingly competitive as we believe this is the best answer to the world's need for long term clean energy	Sales	1 418	713
		EBITDA	155	-31
		EBIT	-4	-162
		Profit/Loss before tax	-52	-245
		Employees	657	546
		EBITDA margin	10.9%	n/a
		EBIT margin	n/a	n/a
Solar Grade Silicon (SGS)	SGS is the world's only dedicated producer of polycrystalline silicon for the solar power industry At the end of 2004 the company was owned 70 percent by REC and 30 percent by ASiMI LLC. and is fully consolidated in REC's accounts SGS is located in Moses Lake. Washington USA		2004	2003
		Sales	534	193
		EBITDA	42	-9
		EBIT	41	-10
		Profit/Loss before tax	40	-17
		Employees	175	167
		EBITDA margin	7.8%	n/a
		EBIT margin	4.7%	n/a
ScanWafer	ScanWafer is one of the world s largest and most cost-effective manufacturers of multicrystalline silicon wafers for the solar power industry ScanWafer has two manufacturing sites; one in Glomfjord in northern Norway and one at Herøya in southeast Norway		2004	2003(p)
		Sales	884	618
		EBITDA	149	39
		EBIT	68	-30
		Profit/Loss before tax	46	-81
		Employees	316	277
		EBITDA margin	16.9%	6.3%
		EBIT margin	7.7%	n/a
ScanCell	ScanCell has established a world class facility in Narvik. Norway for cost effective production of multicrystalline silicon-based solar cells ScanCell focuses on producing good quality cells at a low price		2004	2003
		Sales	144	21
		EBITDA	7	-18
		EBIT	-8	-26
		Profit/Loss before tax	-11	-28
		Employees	68	57
		EBITDA margin	5.1%	n/a
		EBIT margin	n/a	n/a
ScanModule	ScanModule is established in order to manufacture multicrystalline solar modules for the European market ScanModule is located in Glava. Sweden		2004	2003
		Sales	129	7
		EBITDA	-14	-6
		EBIT	-17	-7
		Profit/Loss before tax	-19	-6
		Employees	70	18
		EBITDA margin	n/a	n/a
		EBIT margin	n/a	n/a
SolEnergy	SolEnergy is a wholly owned subsidiary of REC that aims to exploit profitable business opportunities involving the integration and installation of PV power systems The main activity is a concession to install 50 000 solar home systems granted to SolEnergy's subsidiary Solar Vision in South Africa		2004	2003
		Sales	7	3
		EBITDA	-2	-7
		EBIT	-5	-11
		Profit/Loss before tax	-11	-15
		Employees	15	13
		EBITDA margin	n/a	n/a
		EBIT margin	n/a	n/a

(p) Pro-forma figures for 2003 assuming ScanWafer on a fully consolidated basis



Highlights	Strategy
Revenue growth of 99 percent in 2004 Significant improvement in operational profitability Increased ownership in SGS and ScanWafer Acquired minority share in CSG Solar Decision to sell ScanCell and ScanModule Intention to acquire ASiMI LLC after letter of intent signed in February 2005	Cost leader in the upstream part of the industry value chain Build scale benefits and strong market positions Develop and improve key technologies Lead the industrialization of the industry. Maintain long term close relations with customers
Revenue growth of 177 percent Significant improvement in profitability Increased capacity utilisation and reduced cost level REC increased ownership to 70 percent New FBR technology ready for pilot production	Maintain leading market position Secure cost leadership with existing technology Develop new proprietary and cost efficient technology and evaluate capacity expansion REC intends to acquire ASiMI LLC following a letter of intent signed in February 2005
Revenue growth of 43 percent Significant improvement in profitability Capacity expansion continued. run rate at end of 2004 of 162 MW Expected run rate at end of 2005 of 240 MW REC decided to acquire monocrystalline ingot producer SiTech AS	Achieve cost leadership in the production of wafers for the solar energy industry, through continuous improvements in productivity scale and quality Increase market share through capacity increases with the aim of becoming the largest global wafer producer Continue to build and maintain close long-term customer relations
Major capacity expansion and revenue growth of 585 percent Changed production to larger and thinner cells Profitable from Q4 2004 Currently at capacity	The Board of Directors in REC has decided to divest this operation to focus the Group's total resources on achieving a leading position upstream in the industry value chain
Moved from test production to full capacity Changed production to modules based on larger and thinner cells Profitable within Q4 2004 Expected to be at capacity by end of Q1 2005	The Board of Directors in REC has decided to divest this operation to focus the Group's total resources on achieving a leading position upstream in the industry value chain
Solar Vision has installed close to 6 500 solar home systems Currently running at an average installation rate of 350 to 450 installations per month	REC's long-term involvement in the business of installation and operation of PV systems in developing countries is currently under review


Our goal is to make solar energy increasingly competitive, as we believe this is the best answer to the world's need for long term clean energy.
99%
revenue growth in 2004
2005
Sold out!
04
Results
Sales revenues 2004:
NOK 1.4 billion
17%
market share in multicrystalline silicon wafers
REC is today the only solar energy company with its own production of high-quality silicon feedstock, providing a strong foundation for further growth and cost reduction.
1 500
1 125
750
375
0
159
432
713
1 410
01
02
03
04
Sales revenue development 2001-2004 (NOK million)

Dr. Alf Bjørseth
President and CEO

A letter from Alf Bjørseth, President and CEO

Consolidating for growth

Developments in 2004 have confirmed that the global solar energy industry is fast becoming a significant business, with total global revenues exceeding 7 billion USD In some areas, solar energy is already competitive with electricity generated from conventional sources, and will in the years ahead become competitive in even more countries The year has also demonstrated REC's ability to operate profitably and take leadership in the industry On this platform, we are now focusing our efforts to pave the way for continued strong growth

When ScanWafer started production in 1997, the facilities were designed for an annual production of wafers with the capability to generate 10 MW of cells Eight years later, this production capacity has grown by a factor of 20 This development is fuelled by a surge in market demand, which also has confirmed the position of crystalline silicon wafers as the preferred technology for generating electricity from solar energy. Equally important, the development reflects REC's ability to grow with - and even outpace - the market through technology and cost leadership.

AN UPSTREAM FOCUS

The further development of REC will rest on the same two pillars that we have based our business on so far. First, we will constantly strive to improve production technology in our plants in order to reduce cost in all phases of manufacturing This will contribute to making solar energy a more cost-effective and attractive energy source and improve our own competitive position. Secondly, we will continue to build long-term relations and grow with our customers These priorities are supported by a strategic choice that has been made explicit during 2004: We will focus on the upstream part of the value chain - the production of solar grade silicon and wafers. This is where REC has its strongest competitive advantages. Through SGS - our US factory for production of solar grade silicon - we have unique access to solar grade silicon feedstock, which is an acutely scarce resource in the industry today Having access to both technology and production competence, REC is prepared to expand further in this important business area. We also possess a unique and proprietary technology for wafer production which is being constantly refined and developed. This is a good basis for further expansion of wafer production capacity in the years to come.

In parallel with our strong focus on multicrystalline silicon technology, we are also open for technology hedging in the sense that we have made small investments in other technologies such as crystalline silicon on glass in CSG Solar AG and monocrystalline ingot production in SiTech AS. Our role as a producer and supplier of silane and silicon will be further strengthened by the development of these technologies.

A MOVE TOWARDS INDUSTRIALIZATION

Our intent to consolidate around the upstream part of the value chain reflects of our ambition to grow to global leadership, maintaining high quality and profitability. As our industry grows more mature, focus is gradually being shifted from innovation to industrialization. We want to pioneer that development, and have started a systematic effort to implement best-practice procedures in our factories, inspired by industries that have reached advanced levels of manufacturing. We have achieved significant progress in 2004, but still see large improvement potentials

WELL PREPARED FOR THE NEXT LEVEL

Our performance in 2004 is encouraging throughout our business At the end of the year, all our factories, in all parts of the value chain, delivered positive results. The plants are also sold out for 2005 and, to a large degree, for subsequent years. Our factory in the US is running at full production capacity. We are now in the process of acquiring additional production capacity, also in the US. In Norway, the extension of our wafer plant at Herøya is up and running, and there is a positive development also at the Glomfjord site. After a hectic start-up period, both our cell and module production plants are delivering positive results, and are running at capacity. Thus, we can pursue the next level in our development from a strengthened platform.

Outpacing a high-growth market

The market for photovoltaic solar energy has on average grown by 37 percent annually the last seven years, from 128 MW in 1997 to an estimated 1 146 MW produced cell capacity in 2004. In the same period REC's production of wafers has grown from zero to a run rate at the beginning of 2005 of 162 MW. Our annual production capacity is expected to increase to 240 MW by the end of 2005, implying a continuous increase in our market share.

In the 1990s many industry sceptics viewed the solar power industry primarily as an idealistic and environmentally friendly business with limited commercial potential.

The markets have proved the sceptics wrong. Energy supply problems and the increasing need for renewable energy sources have primed political action. Heavily financed subsidy schemes have fuelled a rapid demand growth in key markets like Germany and Japan.

Now decreasing production costs and increasing market penetration seem to be taking over as drivers of demand growth. The world's second largest solar power market - Japan with 30 percent of the global market in 2003 - is expected to grow further in 2005 with only marginal subsidies. Approximately 38 percent of REC revenues in 2004 came from the Japanese market.

INCREASINGLY COMPETITIVE

Solar power's relative competitiveness as an energy source is influenced both by the cost of solar cell modules and by local market characteristics like energy prices and available alternative sources, interest rates and expected yearly sun hours.

This indicates that a competitive position is first reached in markets with high energy prices and relatively low interest rates in typical sun belt areas, and for off-grid applications. Typical geographical candidates are Japan and California followed by other parts of the US, the Mediterranean countries and industrialised parts of South-East Asia. Solar power is already competitive as a power source for appliances like mobile telephony networks, traffic surveillance and lighthouses.

Cost decreases follow from technological advances, economies of scale and productivity gains from industrialisation as the whole industry climbs the learning curve. In 2003, about 94 percent of the solar power industry used Silicon as raw material. At a global level, the industry is characterised by a high concentration upstream. There are five significant global producers of solar-grade silicon, 28 wafer producers, of which the three largest cover 60 percent of the market, and an estimated 65 cell producers of which the five largest cover 75 percent of the market. Solar module production is even more fragmented, and a great number of the manufacturers are national and regional players. Further downstream, there is an even larger number of system integrators, distributors, resellers and financial players involved in the sale to end users.

Technological progress, economies of scale and productivity gains are first achieved among the largest international players. As the industry matures, technological progress is achieved in smaller steps, and economies of scale


54%
Market growth
New record growth
1 146 MW
Solar Cells
The global production of solar cells grew by 54 percent in 2004 to an annual production representing a power generating capacity of 1 146 MW.
GLOBAL CAPACITY OF PRODUCED CELLS (MWP)
1 500
1 125
750
375
0
200
300
520
742
1146
00
01
02
03
04
Source: Solarbuzz: Marketbuzz 2005

Solar-energy park in Bavaria, Germany (Photo: Courtesy of Conergy)

SOLAR POWER PRICE: SENSITIVITY TO SYSTEM PRICE AND INTEREST RATE

SYSTEM	INTEREST RATE						
PRICE	8%	7%	6%	5%	4%	3%	2%
6	0.32 €	0.30 €	0.27 €	0.25 €	0.23 €	0.21 €	0.19 €
5	0.27 €	0.25 €	0.23 €	0.21 €	0.19 €	0.17 €	0.15 €
4	0.22 €	0.20 €	0.18 €	0.17 €	0.15 €	0.14 €	0.12 €
3	0.16 €	0.15 €	0.14 €	0.12 €	0.11 €	0.10 €	0.09 €
2	0.11 €	0.10 €	0.09 €	0.08 €	0.08 €	0.07 €	0.06 €

Example: At an installation price of 5 EURO per Wp in an area with 2 000 sun hours per year and an interest rate of 5 percent a typical cost calculation implies a price of 21 € cent per kWh

The table shows the sensitivity of implied electricity prices per kWh form a solar cell system to interest rate and system installation price given a durability of 30 years. 2 000 yearly sun hours. 5 percent DC/AC conversion loss and maintenance cost of 1 5 percent per year. In March 2005 the lowest retail price recorded by Solarbuzz implied a retail system price including installation cost of 5-6 EURO per Wp exl VAT For comparison with other areas: Prices in areas with only 1 000 yearly sun hours will be twice as high The map below on this page indicates yearly sun hours in different regions.
Comparable residential electricity prices in 2004:

California 21–28 € cent per kWh
Tokyo 17 € cent per kWh

Price in Tokyo is estimated by REC as average electricity price based on available price information from Tokyo Electric Power Company (TEPCO) including transmission tariffs Price in California is summer peak price (top-load) incl transmission tariffs from Pacific Gas and Electricity Company.

and productivity gains in manufacturing grow in relative importance. In the distribution part of the value chain, productivity gains from development of best practice dominate as the driver of increased efficiency

These industry characteristics indicate that development upstream is determined by technological progress and the size and growth of the global market, while local or national market developments may determine the development in the part of the industry that serves the end customers.

As the industry matures, national market subsidies, and associated political risks, are more important for the downstream part of the value chain and local players, and less important for the global players upstream. Downstream players in heavily subsidised markets also gain competitiveness which can be exploited to compete in other markets. The industry cost development illustrates these points.

When comparing the relative competitiveness of solar power, alternative cost is the relevant measure. For roof top installations in private homes the implicit cost of electricity from a solar cell module should be compared to end-consumer electricity price including transmission tariffs. (See table on this page for illustrations)

In many areas, high sun intensity coincides with high electricity consumption, typically connected to the use of air conditioning. This creates a peak load in the grid which can induce delivery problems or require overinvestments in grid and power generation capacity. Peak load also affects electricity prices as marginal high-cost production covers peak demand. Solar power can be used to shave off such peak price spikes, reduce delivery problems and reduce the investment level in electricity grids. If customers do not face price differentiation during the day (typically private homes), the supplier will have incentives to sponsor the installation of solar cell modules on rooftops, to reduce peak load and hence reduce own costs If price-differentiation is possible, the end consumer faces this incentive directly. Large customers, like shopping malls, office buildings and factories are commonly exposed to hourly electricity tariffs in modern, market economies. In rural areas electricity grids may be non-existent. Here the alternative is other unconnected energy sources, like biomass, propane etc. with associated direct and indirect costs.

ANNUAL EXPOSURE TO SOLAR RADIATION MEASURED IN KWH PER M² PER DAY.


90
60
30
0
-30
-60
-90
-180
-120
-60
0
60
120
180
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
>8.50

An insolation of 6 kWh/m²/day (dark orange) translates into 2 190 hours of electricity generation from a solar cell module. Source: Based on insolation map from NASA

Region average = 3.8649 (kWh/m²/day)

NASA/SSE 23 Feb 2005

SHARE OF GRID-CONNECTED SOLAR ENERGY (%)


100
75
50
25
0
97
98
99
00
01
02
03

Source: Renewable Energy World
Based on market volum (MW)

PV MARKET SIZE, GEOGRAPHICAL SEGMENTATION (2004)


Rest of Europe 8%
Rest of world 14%
Germany 39%
USA 9%
Japan 30%

Source: Solarbuzz: Marketbuzz 2005

CHANGING GROWTH DRIVERS

The single most important growth driver for the solar power industry so far has been subsidies. In 2004 the Japanese and the German market accounted for 30 and 39 percent of the global market respectively. In both countries far-sighted politicians have introduced subsidy schemes to make it profitable to install PV systems on private home roof tops and invest in PV parks for commercial energy production.

In the Japanese market energy prices are relatively high. In 2004 we estimate a peak power price including transmission tariff for residential customers of 20-25 € cent per kWh. Interest rates have stayed at a low level for several years. so the financial cost of investing in solar cell modules has been relatively low. Southern parts of the country receive as much as 2 000 sun hours per year, enabling a relatively high output from solar cell modules.

Hence, industry observers have looked to Japan for the first signs of solar power's unsubsidised competitiveness. In 2004 an important milestone was reached. From a subsidy level of 45 percent when the main subsidy programmes started in 1994, the average subsidy level fell to around 7 percent in 2004 and is expected to fall to 3 percent in 2005. At this low level, investing in solar cell modules is profitable even without subsidies in the sunniest parts of the country.

In the largest national market, Germany. the grid-connected part of the market will still depend on subsidies for many years. Even in this market, and with a yearly reduction in the absolute subsidy level of five percent, the German market is growing rapidly, and was the fastest growing geographical market in 2004 with a growth rate of 152 percent.

Reduced production cost is only part of the explanation both in Japan and Germany. Increased market penetration seems to grow more important as a growth driver. Penetration affects both supply and demand. Distributors, system integrators and resellers increase their cost-efficiency and their marketing effectiveness as they gain both size and experience. At the same time, increased penetration lowers the consumer's perceived barriers to trying out a new energy source. A good example is the current massive and unsubsidised

ENERGY IN ITS PUREST FORM

The total amount of radiation energy from the sun which reaches the earth is approximately 10 000 times the global energy consumption yearly. At the earth's surface the radiation corresponds to 0.5 kW/m^2.

In 1888 W. Hallwacs discovered that a negatively charged metal is often discharged when light falls on it. One hundred years ago, in 1905, a young scientist called Albert Einstein showed that this effect could be explained if light was seen as particles (photons) and not waves, and described a physical law for this photovoltaic effect. This law paved the way for identifying which metals could be used to generate electricity from solar radiation. He received the Nobel Prize in Physics for this work in 1921.

In solar cells, semiconductor material is placed between two electrodes. When the sun reaches the cell, free negatively charged electrons are discharged from the metal enabling conversion to electricity. In theory a single junction solar cell can convert about 30 percent of the solar radiation energy it is exposed to into electricity. So far the solar power industry has been able to produce commercial cells with an effect of 15 to 21 percent. Effects of up to 24 percent have been recorded in laboratory experiments.

SUBSIDY LEVEL IN JAPAN (%)


100
75
50
25
0
94
95
96
97
98
99
00
01
02
03
04

Calculated on the basis of information about system prices and NEF subsidies from PV status report 2004 to the EU commission (Joint Research Centre)

PHOTOVOLTAIC SOLAR POWER BY USE - GLOBALLY


Other
8.8%
Consumer products
9.9%
Communications
10.6%
Off-grid rural
10.6%
Residential
60.1%

Source: Renewable energy world (2003 figures)

installation of PV-powered traffic signs on German highways

DECREASING POLITICAL RISKS

Parts of the global market for solar power have been heavily subsidised as governments have chosen to assist the startup of a new industry. A high level of subsidies may leave the impression of high political risk in the industry. As the industry matures and becomes more commercially competitive, reliance on subsidies is reduced. However, the size and timing of future market growth is still influenced by political decisions. If all declared political initiatives are followed up with action, the already high growth rate will increase substantially over the next years. On the other hand, political changes may lead to temporary setbacks in certain geographical areas.

Political initiatives to promote renewable energy sources, like photovoltaic solar power, are motivated by the need to secure long-term energy supply.

A wide range of measures are used by governments to increase the use of solar power. The overall objective is to create a financial bridge to help the industry to achieve a cost level where solar power can compete fully with other energy alternatives without subsidies. Better relative competitiveness in supply, in terms of new technology, is stimulated directly through funding of research and development programmes. Demand is stimulated by economic incentives and legislation. The most frequently used mechanisms for stimulating demand are so-called feed-in tariffs, tax-breaks and subsidised financing for consumers, and direct or indirect (certificates etc.) obligations for energy producers to increase their share of renewable energy.

Japan has become the world's second largest market for solar power, and the world's largest and most competitive producer of PV components, as a result of a well planned subsidy scheme being part of a long-term commitment from the Japanese Government. The government programmes started in 1994, aiming to increase Japan's own energy supply, and build a new globally competitive industry. With zero domestic production of fossil fuels Japan is vulnerable to supply issues and price changes. Fossil fuels constitute app. 53 percent of Japan's energy consumption. Japan's nuclear energy industry also faces serious security issues and increasingly serious problems with disposal of used nuclear fuel.

Japan has chosen to target their subsidies towards private homes and commercial rooftops, in the form of investment support. The program has been highly successful both in terms of reducing cost and stimulating demand and supply.

In Europe the European commission has set explicit targets for an increase in the use of renewable electricity from 12 percent in 2000 to 20 percent of electricity generation in 2010. The target for photovoltaic solar power is an installed base of 3 000 MW by 2010, a 100-fold increase from 1995. Member countries are free to find their own solutions for reaching this overall target.

The German government has so far been the most proactive in Europe. As a result, Germany has the world's largest market for solar power, and a well developed and competitive industry. Germany has chosen feed-in tariffs as their subsidy scheme. Under this scheme consumers are guaranteed a fixed price on the electricity they generate on their rooftops for 20 years. The level of feed-in tariffs is reduced by 5 percent each year to account for decreasing costs. This has enabled attractive financial solutions for investment in solar power. The program was renewed in 2004, but is still viewed as vulnerable to political changes. Both the Italian and Spanish governments approved feed-in tariffs in 2004. The effect on demand is still uncertain, but with a high number of sun hours, solar power can reach a competitive price level earlier in these markets than in Northern and Central Europe.

In USA, the world's third largest market for solar power, state-run programmes are more important than federal programmes. The energy situation (supply and price) varies from state to state, and some states are considerably more exposed to solar radiation than others. California has so far been the largest US market for solar



Rooftop solar-power installation using REC solar modules (ScanModule) at the headquarters of UBS Acacias in Geneva.



Solar-energy park in Europe.

power. The governor of California has set an ambitious goal of 50 percent of new homes with PV installations. It is still unclear how this goal will be followed up by subsidies or other incentives.

Industry analysts and observers point to China and India as two major future markets for solar power. Both countries experience strong economic growth, face energy supply challenges and have limited energy infrastructure in rural areas. Statements from key politicians also indicate clear and ambitious intentions to support development of solar power.

There is still a degree of uncertainty about when substantial growth can be achieved in these markets. Both countries have conventional energy sources (primarily coal, hydro and nuclear), and a relatively low labour cost influences the comparable cost-levels of the different energy sources. The main problem with these sources is the reliance on electricity grids. This is one of the reasons why the use of solar energy in these countries is expected to grow rapidly at least in the medium and long term.

DOWN TO EARTH

The first commercial use of solar cells was for powering satellites in the 1950s and 1960s. In the space industry the then high cost of solar cells was of less importance, as the only alternative was placing small nuclear reactors in earth-orbit. Another early application was solar cells as a substitute to batteries in electronic appliances. The low energy demanded by calculators and watches made the cost insignificant.

With decreasing costs, solar cell modules first became commercially attractive for use in areas outside established electric grids, where the alternative was prohibitively costly and often unrealisable grid extensions. Lighthouses, cabins and radio transmitters in rural areas are good examples of applications creating the first real down-to-earth commercially viable markets for solar power. Today the mobile communications industry relies on solar cell modules for powering mobile base stations in off-grid areas.

The combination of continuously increasing cost efficiency and economic subsidies has made solar power in grid-connected private homes and solar-energy parks commercially attractive. From 1997 to 2003 the share of grid-connected solar power has increased from 21 to 56 percent, illustrating the rapidly increasing economic attractiveness of solar power.

99.999999 %

We provide solar grade silicon of a purity which is among the highest in the industry.

All technology choices in REC are conditioned by the possibilities for industrialisation and we pursue scalability in everything we do.

SGS is the only polysilicon plant dedicated to the manufacturing of solar grade silicon providing significant cost advantages

Polysilicon prod. vol. 2004
2 100
metric tonnes

Cost leadership through industrialisation

As the solar power business grows more mature, focus is being gradually shifted from innovation to industrialisation. REC is a pioneer in this development, and has established cost leadership as a key competitive strength. By consolidating our business around the upstream part of the value chain, we intend to further strengthen this position.

REC is among the world's largest producers of silicon wafers for solar power applications. We are currently present throughout the industry value chain – from the production of solar grade silicon (SOG) to the installation of solar home systems. However, in 2004 we affirmed our strategic decision to focus on the upstream part of the business. Our activities in the upstream area include our production facilities for solar grade silicon in Moses Lake, Washington, USA, and our silicon wafer production plants in Norway. In both these operations we have established unique competitive advantages that are being constantly enhanced.

SGS – DEDICATED TO SOLAR APPLICATIONS

Solar Grade Silicon LLC (SGS) is the world's first dedicated producer of polysilicon (high purity silicon) for solar applications. SGS was established in August 2002 as a joint venture between REC and Advanced Silicon Materials LLC (ASiMI), a subsidiary of the Japanese industrial group Komatsu Ltd. REC presently holds 70 percent of SGS. Production was launched in November 2002 after converting ASiMI's former plant in Moses Lake into a dedicated plant for solar grade polysilicon. In the production process, polysilicon is produced by converting metallurgical grade silicon into silane gas which is then purified and deposited in so-called Siemens reactors. This technology provides for a process that produces solar grade silicon of a very high purity (>99.999999%). Production is based on a license to utilize ASiMI's proprietary silane and polysilicon technology. SGS has since the opening shipped quality products to customers worldwide, while achieving record production rates with a safety record that is among the best in the industry. Since the

The 300-metres long reactor hall at the SGS plant in Moses Lake, Washington, USA.



Overview of the SGS plant in Moses Lake, Washington, USA.

opening in 2002, production volume at SGS has grown by approx. 20 percent. In 2004, SGS produced about 2 100 metric tonnes of polysilicon, corresponding to about 200 MW equivalent of solar energy.

Making it simple
The SGS plant benefits strongly from being dedicated to the manufacturing of solar grade silicon, which simplifies the production process. Other polysilicon producers typically also serve the market for electronic grade silicon (EG), which adds significant complexity to production and logistics. Simplicity is an overriding theme also for the general cost improvement efforts at SGS. Inspired by the principles of "lean manufacturing", we continually seek to simplify production processes and the business processes around them. As a part of this effort, we constantly evaluate overall factors like the supply chain, the product portfolio and the planning horizon. We also seek to continually enhance our competence and administrative systems, and ensure the right level and quality of manpower.

Our approach to cost improvement has yielded significant results also in 2004.

Investing in new technology and capacity
SGS has made substantial investments in a new proprietary fluidised bed reactor (FBR) technology to produce granular polycrystalline silicon at a lower cost. The fluidised bed reactor consists of a deposition chamber where the silane gas is deposited on small particles which are continuously being blown upwards by the silane gas itself. The millions of small particles floating in this gas stream provide a surface area for deposition which can be more than a hundred times larger than the rods of the traditional so-called Siemens reactors. This new process can provide substantial reductions in investment and labour cost, high production yield due to continuous operation, and dramatic reductions in energy consumption. With this reduced energy consumption the environmental quality of PV will be further improved since the energy pay-back time will be strongly reduced.

Pilot production using the new FBR technology started in the first quarter of 2005 with the 200 MT/year reactor, and the plan is to start regular production with the new technology by 2006. FBR technology can be integrated in existing plants and can also form the basis for new plants. Successfully implemented, this new technology will enable REC to invest in new production capacity for solar grade silicon at a competitive cost.

Under the agreement between ASIMI and REC, REC will increase


Silicon seed
Exhaust H_2 unreacted silane
Silane
Heated H_2
Silicon granules

FLUIDISED BED REACTOR TECHNOLOGY (FBR)

In the reactor, silane gas is deposited on small particles which provide a surface area for deposition which can be more than a hundred times larger than in a traditional Siemens reactor.

This process provides substantial reductions in investment and labour cost, high production yield due to continuous operation, and dramatic reductions in energy consumption



So-called Siemens reactors at Moses Lake plant.

SCANWAFER PRODUCTIVITY DEVELOPMENT SINCE 2001


400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
01
02
03
04
05

Wafer area in dm² per employee
(Estimate for 2005)

its ownership in SGS to 75 percent in September 2005.

In February 2005, REC signed a letter of intent to buy a 75 percent interest in ASiMI (see above), from Komatsu Ltd. Should the acquisition take place, REC will take over ASiMI's facilities in Butte, Montana which manufactures and sells polycrystalline silicon principally for semiconductor applications and silane gas mainly for semiconductor and LCD applications. The agreement also includes ASiMI's proprietary silane and polysilicon technology. REC intends to continue operating ASiMI's silane gas business as it is operated today, while gradually shifting the polycrystalline silicon business from electronic applications to PV applications. REC views the purchase of ASiMI as an excellent opportunity to strengthen its position in the rapidly growing solar power industry.

SCANWAFER – CONSTANT ADVANCES IN PRODUCTIVITY

ScanWafer, a wholly owned subsidiary of REC, is among the world's largest producers of silicon wafers for solar applications. ScanWafer operates two plants in Norway – one in Glomfjord in northern Norway, and one at Herøya in southern Norway. In 2004, these plants produced wafers with an implied effect of approx. 130 megawatts, corresponding to a wafer area of 88 million square decimetres. This gives ScanWafer a market share of approx. 17 percent of multicrystalline wafers and approx. 11 percent of the total wafer market. In 2005 the production is estimated at approx. 205 megawatt or 138 million square decimetres. As each wafer measures about 2.4 square decimetres, this means that more than one million wafers are produced at ScanWafer every week. With an ongoing expansion, ScanWafer is expected to reach a capacity run rate of close to 240 MW/year by the end of 2005. Backed by its unique access to silicon feedstock, ScanWafer will maintain a strong market position and we see significant opportunities to further increase our market share.

The production of multicrystalline silicon wafers can be divided into two steps: casting and cutting. The process starts by placing solar grade silicon into crucibles which are then placed in special crystallisation furnaces. The silicon is melted and then gradually cooled through a controlled process called directional solidification and silicon crystals are formed. The result is a large block of crystallised silicon, called an ingot. After the ingot has been taken out of the crystallisation furnace it is first cut into blocks of defined sizes. Afterwards, an efficient wire saw cuts the silicon block into thin slices – wafers. Today multicrystalline wafers typically have a thickness of 240-280 micron with a drive towards thinner wafers to reduce cost. Finally, the wafers are washed and controlled for quality, before they are packaged and shipped to the customers.

Governed by the demands of industrialisation

All technology choices in ScanWafer are conditioned by the possibilities for industrialisation, and we seek to build scalability into everything we do. Already today, many of our solutions have a higher productivity than those of our competitors.

In parts of the production line, ScanWafer benefits from proprietary technology. This includes the crystallisation stage of the process, where we, together with partners, have developed a furnace to accommodate four crucibles in parallel, as opposed to one crucible, which is the industry norm. This provided for a significant step forward in productivity. In addition, we have achieved significant continuous improvements in furnace operations. This has contributed to improving the production efficiency by approx. 70 percent since we started using the new furnaces. Unique and world-leading technologies are also developed for the wafering, singulation, cleaning and quality control parts of the process, reducing run time and manpower cost.

Dedicated efforts are made to achieve a higher degree of automation and effectiveness at all steps of the production process. The cutting of ingots into blocks is done by means of industry standard saws. At this stage, a critical factor is the fixation of blocks to achieve precision. We are now introducing a new ingot fixation system as a way to further improve efficiency and precision in this part


ScanWafer


The ScanWafer plant in Glomfjord in northern Norway.

of the process. At the next stage, the blocks are sliced into wafers in a cutting process where we use an industry standard wire saw equipped with patented improvements. To be able to cut the silicon, the wire grid must be furnished with a cutting substance called slurry, consisting of silicon carbide mixed with polyethylene glycol. The slurry is a significant cost component in the production process. Through different measures, including recycling of slurry, we have reduced the cost by over 40 percent. It is also essential to develop good operating routines for the wafer saws. High precision is absolutely critical, and we are constantly looking for improvement measures in this area.

In the industry there is a strong focus on wafer yield, i.e. what fraction of high quality products that are achieved from each block. Improvements in wafer yield will directly affect bottom line results in a significant way. The limited supply of raw material is an incentive to reduce wafer thickness. However, as thinner wafers also increase the risk of breakage, all succeeding stages of the process, including cell and module processing, will need to be improved and adjusted to new wafer and cell thickness. ScanWafer has also introduced recycling of production consumables, which is a significant measure with regard to the environment as well as to cost reduction


SCANWAFER PRODUCTION PROCESS
Solar Grade Polysilicon
Silicon melt
Gradual cooling
Directional solidification
Multicrystalline silicon ingot
Block sectioning
Wire sawing
Multicrystalline silicon wafer

MODULE COST BREAKDOWN


Silicon
10%
Module
40%
Wafer
25%
Cell 25%

Source: REC estimate

TOTAL INSTALLATION COST BREAKDOWN


Inverter
8%
Installation
17%
Module
75%

Source: REC estimate for costs in high effect module Smaller residential modules is estimated to have a module cost share of 45-55%

Inspired by industrial best practice

As we move forward, incremental improvements will be the main contributor to our cost position, interspersed with stepwise upgrading of our technology base. In this effort, we are seeking to learn from industries that have reached an advanced level of industrialisation in the manufacturing of components, such as the car industry A key take-away from these industries is the importance of continuous improvements In particular, we are inspired by the Toyota model, which describes a systematic approach to making all operations simple and all decision-making unambiguous down to the lowest possible level in the organisation. Our efforts to this end have already resulted in significant improvements Since we started the new production plant at Herøya in 2001, we have managed to increase productivity by more than 30 percent through incremental improvements

Organised for improvement

The cost improvement efforts in ScanWafer rely on close monitoring and follow-up at the plants, combined with a systematic sharing of competence. Three arenas are defined for this work, each with clearly described responsibilities. The first arena is the shop floor, with the production managers being responsible for the day-to-day improvement work in each factory. To ease communication and promote a commitment to high performance, one shift is responsible for the whole production string. We monitor the performance of each shift with a particular focus on wafer yield, and communicate our performance to the whole organisation. We rely on operators that are deeply involved in the improvement effort, and have been able to attract highly qualified personnel. The next arena is the technical departments in each factory. Here, performance data is aggregated and analysed and plans are developed for how each production line can become more efficient. Finally, the technology department is responsible for long-term technology management and development, as well as technology monitoring and benchmarking in ScanWafer.

[illegible]

REC's current business portfolio also includes two production companies in the downstream part of the industry value chain. ScanCell produces solar cells based on multicrystalline silicon wafers manufactured by ScanWafer. ScanModule manufactures multicrystalline solar modules for the international market. While being less mature in their development, the operations in ScanCell and ScanModule have followed the same track of stepwise improvements and professional industrialisation as REC's other production companies. At the end of 2004 both of these companies ran a profitable operation, and caught up with industry standards in terms of product quality, yield and production systems.

ScanCell's world-class facility in Narvik, Norway is focused on cost-effective production of high-efficiency cells The facility has a production capacity of 20 MW solar cells per year. The products are sold to ScanModule and other module manufacturers for use in the manufacturing of solar modules, arrays and systems

ScanCell's approach to cost reduction is based on close and long-term co-operation with equipment suppliers, highly focused technology development and long-term sales contracts

ScanModule is situated in Glava, Arvika in Sweden. Production started up in June 2003. ScanModule is equipped with the most modern and flexible production equipment in order to deliver competitive products according to changes in the market. ScanModule has established a cost effective and competitive manufacturing process, with continuously improving results.

To summarize, solar energy is fast becoming a major industry, with a rapid rate of industrialisation Focusing on technical innovation, economies of scale and synergies along the value chain, REC aims to be a leader in this industry, offering high-performing products at continuously decreasing prices The constant pursuit of cost leadership is a vital part of this ambition.

Leading tech-nology

MARKET SHARE, WAFER TECHNOLOGIES

Ribbon/ Sheet 4.3%
CIS 0.7%
aSi 4.5%
CdTe 1%
Mono-crystalline 33.2%
Multi-crystalline 56.3%

Source: Photon International (2003 figures)

90%

of solar energy applications is based on silicon wafers

Silicon wafers is the dominant technology today and has a potential for further cost-efficiency and productivity that can make it the dominant technology for the foreseeable future.

Silane gas production unit at the SGS plant in Moses Lake, Washington, USA.

Robust strategy with balanced risks

The market for photovoltaic solar energy is currently undergoing rapid growth, and the applied technologies for producing wafers, cells and modules are relatively young. This implies that solar power producers face a broad range of risk factors. REC meets these risks with a robust technology strategy, a unique and strong upstream position in silicon feedstock and long-term downstream customer contracts. Our proven industrial process competence reduces operational risks.

Risks and opportunities go hand in hand. In young industries a high growth rate and a seemingly rapid technological development may distort assessments of both. From our inception, as ScanWafer, in 1997 we have strived to build a management culture where careful assessment of risks and opportunities in both technologies and markets is balanced with a commercial instinct. Such careful assesment of the future silicon supply situation led us to invest in silicon feedstock production in 2002. Our industrial and engineering background has led us to focus on improving existing technologies in addition to developing and monitoring new technologies. We continuously reduce costs in all our operations, and we prioritize intimate long-term relations with our customers to ensure that we can grow with them.

A ROBUST TECHNOLOGY

REC is a silicon-based photovoltaic solar energy company. We believe that silicon will be the preferred material for the solar power industry, short term as well as medium term. The improvement potentials of silicon-based solar power are so large there is a high probability that silicon will be the preferred material also in the long term.

Silicon is the second most abundant element in the earth's crust, only surpassed by oxygen. Even in the long term, supply and prices will never be influenced by scarcity of metallurgical silicon as raw material. Capacity for purification of metallurgical silicon to solar grade polysilicon (SOG) is currently a bottleneck for feedstock to the industry. REC's upstream position protects us from supply problems.

Silicon-wafer based solar cells are today commercially competitive as energy source in parts of the world. The industry has identified both new cost-reducing production technologies (as described on pages 12-17) and a potential for more cost-efficient manufacturing. Industry observers expect a yearly cost-reduction of five percent to continue at least for the rest of the decade. REC's improvements so far have outpaced these expectations. Expected increases in energy-efficiency, and new production technologies, can add further to long-term competitiveness.

The whole value chain in the solar power industry, from production of SOG to installation and financing of solar modules, has worked with silicon-based technologies for several decades. Producers, suppliers, partners, academia, researchers, customers and authorities are all familiar with the basic technologies. They know its characteristics, costs, risks and benefits. The subsequent benefits in terms of industry robustness, industry dynamics, cost efficiency and market reach are increased year by year. A wide range of industry players have made substantial investments in technology throughout the value chain for production of silicon-based solar cell modules, and are highly motivated to ensure a good return on these investments.

In addition silicon-based solar cells are very durable. Manufacturers guarantee a lifetime of 20 to 40 years, and estimated lifetime can be up to 100 years. This is highly relevant as costs are tied primarily to investments, and benefits only to use over time.

Non-wafer based technologies do not have these advantages. Even the most promising alternative technologies are many years away from the same level of robustness, competitiveness and market reach. With a market share of approximately 90 percent and an increasing momentum in the whole industry, we believe silicon wafers have gained a head start that can not be caught up with for at least ten more years.

NEW OPPORTUNITIES

REC has invested in assets to produce silane gas, SOG and silicon wafers. The expected profitability of these investments over their lifetime depends on our ability to continue increasing productivity, reducing cost and the robustness of our technology strategy. Through SGS, REC is the world's largest dedicated producer of SOG, the raw material for wafer production. The cost-efficiency of this operation, together with a stable and growing long-term demand, gives a potential for





Inside ScanWafer's plant at Glomfjord, Norway.

further leverage of the business Silane from SGS can potentially be used in all types of thin film silicon technologies Silicon from this factory can be used in the production of mono-crystalline and multicrystalline wafers, as well as wafers based on ribbon or RGS technology Hence we have a unique position for meeting the developments of the different silicon based technologies, and switch between technologies if needed in the long term.

REC has decided to acquire SiTech AS, a producer of monocrystalline silicon ingots. Wafers from such ingots are used in some very interesting high efficiency cell processes currently under development. The high efficiencies reached in these cell processes imply that the competitive position of monocrystalline wafers may be improving Hence, it has been important for us to secure the monocrystalline competence in REC so that later expansions can take place on both monocrystalline and multicrystalline wafers if the relative competitiveness and market attractiveness changes significantly over the next years.

While ScanWafer today produces multicrystalline wafers, our wafer-manufacturing lines can also handle monocrystalline ingots

In 2004 REC acquired a minority share in CSG Solar AG, a company developing microcrystalline silicon-based thin-film for the solar energy market. CSG has an excellent technology for low cost manufacturing of low efficency modules, a market wich will be very important both for rural grid-connected applications and for the millions of small off-grid applications. We view CSG Solar's technology as the most promising thin-film technology due to its high stability and high future potential. Their technology does not suffer from the durability, stability, scalability, supply or environmental issues inherent in other competing thin-film concepts

We have chosen to invest most of our financial and technological resources in the production of solar grade silicon and multicrystalline wafers This is due to the superior market position of these technologies and the large potential for further reductions in cost/watt

Our investments in SiTech and CSG Solar are done to secure access to future growth opportunities on a broader technology platform.

REC's subsidiary SGS is the world's first and so far the only dedicated producer of polycrystalline silicon for solar applications As the only wafer producer world wide, REC's subsidiary ScanWafer is fully supplied with feedstock, from among others the sister company SGS. This unique upstream position gives REC a strong fundament for further growth and cost reductions

The current economics of supply and demand upstream in the silicon-based solar power business reflects the growing importance relative to the electronic industry. The industry's feedstock (SOG) has historically been a by-product from production of electronic grade silicon (EG), either as a result of scrap (low quality production) and waste, or as a channel for surplus capacity.

As a consequence the solar energy industry does not have a fully predictable supply situation for feedstock. In 2005 the industry is experiencing supply shortages which is reducing the overall growth rate.

Production of SOG is capital intensive. When excess supply drove prices down in 1999 to 2003, industrial investors in EG suffered substantial losses. This has reduced their willingness to invest in further capacity increases, without prior long-term commitments from future customers Many PV companies have so far been reluctant to take on the risk associated with such long-term commitments.

New and more cost-efficient production technology is under development. Over the last two years REC has made substantial investments in R&D to develop our own proprietary FBR technology (see page 14 for details) for production of SOG. Pilot production started in the first quarter of 2005. If this project continues to develop as planned. REC will be able to invest in new production of solar grade

DEVELOPMENT IN DEMAND FOR ELECTRONIC AND SOLAR GRADE SILICON VS. PRODUCTION CAPACITY (MT)


35 000
28 000
21 000
14 000
7 000
0
98
99
00
01
02
03
04E
05E
06E

- Solar grade silicon volume demand (SOG)
- Electronic grade silicon volume demand (EG)
- .. Total production capacity

Source: SAGE Concepts: Polysilicon History 1956-2004 by Richard M Winegarner (2004 actual cell production of 1 146 MW represent a considerably higher consumption of SOG than in the graph estimate)

silicon at a very competitive cost. A new plant may be ready in 2007, if building starts already this year.

According to Photon International, a similar FBR technology is under development by Wacker-Chemie GmbH, another EG producer currently delivering also to the SOG market. The joint venture Joint Solar Silicon GmbH & Co, founded by SolarWorld AG and Degussa AG, have announced plans to start testing a new technology called "tube reactor" in 2005, with pilot production planned for 2007.

Investors in the feedstock business without access to any of these proprietary technologies run the risk of investing in production capacity which will become uncompetitive rather quickly.

The time lag from start of construction of a new SOG plant to full operation is estimated at two to three years. Current supply problems in the industry are hence expected to continue at least till 2007-2008

REC is fully supplied with SOG for wafer production in 2005 Further growth will demand new SOG capacity. In January 2005 REC signed a letter of intent with Komatsu Ltd to buy a 75 percent interest in Advanced Silicon Material LLC (ASiMI) This company currently produces approximately 3 000 tonnes of EG yearly. Signing of definitive agreements is expected to take place in April 2005 and the acquisition is anticipated to close in the first half of 2005, subject to the completion of negotiations and the satisfaction of certain conditions, including regulatory requirements.

If REC acquires ASiMI, we intend to gradually shift production from EG to SOG. This will enable further growth in our wafer production.

The alternative to the ASIMI transaction is for REC to start construction of a new FBR-based plant. With the acquisition of ASiMi in place, the building of a new FBR-based plant will be slightly postponed.

With a unique upstream position in a rapidly growing market it could be tempting to opt for short-term downstream contracts, to maximize profits. We have found it more rewarding to establish long-term relations with our customers, and sign long-term contracts. With long-term contracts and close relations we achieve the predictability needed to take on larger investments We also create good conditions for focusing all our efforts on growth, reaping benefits of scale and increasing productivity. This is why long-term contracts have been a key strategy for us right from the start.

Our strong customer relations provide us with deep insight into the dynamics of our industry, and contribute essentially to our quality and cost improvement efforts.

In 2005, 2006 and 2007 REC intends to grow faster then the solar power industry We are considering a substantial increase in our wafer production capacity. Through acquisitions or new investments our production of solar grade silicon can potentially increase even more

Achieving this high growth on time, on budget and with satisfactory quality and productivity is a key challenge However, we have already demonstrated an ability to take on significant growth initiatives. Over the last years we have expanded our wafer business from a capacity of 2.5 MW in 1997 to a run rate of 162 MW by the beginning of 2005. This has been done through expansions at the Glomfjord plant, and the building and later expansion at the Herøya plant. These expansions have been carried through with gradually better and faster developments in both productivity and quality.

Our history and experience gives us great confidence as we pursue the next levels in our development.

INTRODUCTION TO CORPORATE GOVERNANCE AT REC

REC was established in 1996 The company is growing and posted sales revenues in 2004 of NOK 1 418 million REC has around 260 shareholders, the largest of which are Good Energies Investments B V (40 percent), Elkem ASA (23 percent) and Hafslund Venture AS (22 percent) (together the "Major Shareholders") Good Energies Investments B V is a company based in the Netherlands and primarily invests in solar energy and other forms of clean energy technology The founders and employees of REC own a total of around seven percent

REC has high ambitions and regards a more open shareholder structure as a condition for further growth Broader ownership will be an important catalyst for development of the company and for meeting the company's capital requirements.

REC aims to be a listed company and will for that purpose - to the extent possible and practical - adopt the Norwegian Code of Practice for Corporate Governance (the "Governance Code") or, as an alternative, implement procedures that reflect the governance principles implied by the Governance Code. There are several points in the Governance Code that the company does not meet, and certain features are not relevant for the company in its current form

BASIC VALUES

REC's business is based on four basic values:

- We are customer-focused
- We deliver quality in our work and products
- We are alert and take responsibility
- We respect and take care of each other

These values are intended to ensure satisfied and loyal customers. good and meaningful jobs and to provide the shareholders with return on invested capital in full confidence that we manage our resources in the best possible way. The Chief Executive Officer has responsibility for implementing these values. The values are applied in overall communication with employees in the various business areas

ETHICAL GUIDELINES

REC will prepare ethical guidelines during 2005. The ethical guidelines will in relation to the employees and the elected representatives mean

(i) an obligation to abide by Norwegian laws and regulations;
(ii) that in particular areas, there will be binding ethical guidelines that are stricter than the standard set by the relevant laws or regulations; and
(iii) that there will be ethical guidelines in areas of importance to REC, but not regulated by law.

REC's performance in relation to the ethical guidelines will be commented upon in the annual reports.

STAKEHOLDERS

REC's relationship with the stakeholders - shareholders. employees, customers, suppliers and society at large shall be based on the company's business idea, vision and basic values. The relationship with the shareholders will be elaborated upon below

Customers

REC's customers are the basis for the development of the company and good customer relationships are decisive for the future of the company. REC shall ensure that there is a good dialogue with the customers by an accessible and attentive customer service.

Employees

REC's continued development is dependent on the performance of the employees. which is instrumental to achieve profitability and growth The company shall provide the employees with a good working environment. working conditions that are regarded as attractive and good opportunities for personal and career development. Employees shall at least have an annual performance appraisal.

Suppliers

REC wishes to have a good business relationship with the company's suppliers of goods and services. The company's basic values will provide guidelines for REC's behaviour towards the suppliers. REC shall continuously

strive to improve the procedures to ensure long term co-operation with the suppliers based on competitive terms and conditions.

Society
REC strives to act responsibly in all areas. REC is therefore prepared to participate in social tasks and obligations to an extent that may be expected of a company like REC. REC will in its annual reports provide information on its work within the area of corporate social responsibility.

THE BUSINESS

REC's business purpose
The business is described in the company's Articles of Association Article 3:

"The company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes."

REC's articles of association are posted on the company's Internet pages.

Vision and business idea
REC's vision is to increase the global use of clean and renewable energy, thereby reducing the negative environmental impacts from traditional energy sources.

REC's goal is to make solar energy increasingly competitive, since REC believes this is the best answer to the world's need for long term clean energy. REC also aims to become the most cost-efficient solar energy company in the world, with a focus on the upstream part of the value chain.

REC will consolidate the dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

COMPANY CAPITAL AND DIVIDENDS

REC shall have sufficient equity capital to implement the business strategies decided on by the Board of Directors and have financial flexibility in relation to creditors and the capital markets. REC aims to have an equity ratio of at least 30 percent. The equity ratio at the end of 2004 was 46 percent.

REC's objective is to give the shareholders a competitive rate of return compared with alternative investment opportunities with comparable risk. This rate of return will be achieved through a combination of increased share values and dividends. In the coming years, it is probable that REC will show strong growth and that REC will have a need for injection of equity to fund this growth. In these years therefore, it is not likely that REC will be in a position to pay dividends to shareholders. The rate of return will therefore primarily materialize as an increase in share values.

A possible future IPO can be an attractive vehicle for securing sufficient funds to realize REC's growth strategy.

REC's and its affiliates, currently and collectively, have a significant debt facility with DnB NOR. The loan agreement contains a condition that Major Shareholders together shall not own less than 34 percent of the shares of REC.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

REC has one class of shares. The shares are registered in the Norwegian Securities Registry. REC will treat all shareholders equally as provided for in the Private Limited Company Act. Equal treatment will be ensured by:

- Giving all shareholders similar and simultaneous access to information unless there is a factual basis for differential treatment in the interest of the company and the shareholders;
- Offering all shareholders the opportunity to participate in future capital increases in accordance with their ownership shares unless something else is in the interest of the company and the shareholders;
- Entering into any transactions with related parties on an arms length basis.
- Submitting transactions with shareholders to the General Meeting for approval as provided for in the Private Limited Company Act.

Any board authorization to issue new shares shall be restricted to defined purposes and shall not be applicable for a longer period than the period to the next ordinary General Meeting.

THE MARKETABILITY OF THE SHARES

REC's articles of association do not impose restrictions on the marketability of the shares.

The Major Shareholders have entered into a shareholders agreement. This agreement gives the Major Shareholders mutual pre-emptive rights if one or more of them wish to sell shares in REC. The pre-emptive rights serve to provide stability in the ownership structure at the present stage of REC's development, and will at the latest be abolished upon the listing of the company.

The Ordinary General Meeting shall be held annually before the end of June. The meeting shall be called no later than one week prior to the meeting The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1 Approve the financial statements and the annual report, including the allocation of profits or deficits.
2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor
3 Elect Chairman of the Board, Board Members and Auditor
4 Other issues that shall be considered by the General Meeting according to law or the articles of association

In order to be considered by the Ordinary General Meeting, motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting. Motions presented less than one week prior to the General Meeting, cannot be considered unless all shareholders approve.

An Extraordinary General Meeting shall be held whenever the Board of Directors deems it necessary Further, the Board of Directors shall also call for an extraordinary General Meeting when the Auditor or a shareholder representing more than 10 percent of the share capital, requires a specific issue to be considered by the General Meeting.

The call shall be posted no later than 10 days prior to the Extraordinary General Meeting The call shall specify the issues to be considered. The Board of Directors shall ensure that such General Meeting is held no later than one month subsequent to the date it was required to have such General Meeting. In the Extraordinary General Meeting only the issues specified in the call shall be considered, unless all shareholders approve otherwise.

The company currently has no election committee; this will be introduced in connection with a potential stock exchange listing

Composition of corporate assembly

REC's largest subsidiary, ScanWafer AS. has established a corporate assembly. REC AS is also considering establishing a corporate assembly with broad shareholder representation. The framework and structure for a corporate assembly in REC will be governed by the provisions of the Private Limited Company Act and by the provisions of the shareholders agreement between the Major Shareholders. REC's corporate assembly shall have 12 members, eight elected by shareholders and four by and among the employees. Of the eight members elected by the shareholders, the Major Shareholders nominate two members each and two members are independently nominated.

Composition of Board of Directors

The Board of Directors currently consists of eight members, of whom two are nominated by each of the Major Shareholders. One member is nominated by Mithril GmbH (Deutsche Bank AG), and one member is an independent shareholder. In addition, there may be two employee representatives. Board members are elected for one year at a time. The general Board structure and representation for the three major shareholders is laid down in the shareholder agreement.

Independence of the Board of Directors

The Corporate Governance Code provides that at least half of the members of the Board of Directors elected by shareholders shall be independent of the top management of the company and of the company's main business connections It is important that the Board of Directors has a membership that allows it to make independent assessments of the top management and of contracts entered into by the company This is a requirement that is stricter than the relevant provisions of the Private Limited Company Act, namely Section 6-27 Disqualification ("Inhabilitet") and Section 6-28 Abuse of position in the company ("Misbruk av posisjon i selskapet")

The Major Shareholders have elected six out of eight members of the Board of Directors. These elected representatives have close relationships with and/or are employees of the Major Shareholders The Major Shareholders are companies with a diversity of interests and they may therefore directly, or indirectly through affiliates or associated companies, be a supplier to, customer of or competitor to REC or REC's affiliates It may therefore be unclear whether the membership of the Board of Directors is in line with the independence requirements of the Governance Code

REC's Board Instructions shall lay down guidelines for the work and proceedings of the Board of Directors, including the most important rules that shall apply to the work of the Chief Executive Officer and the Chief Executive Officer's obligations towards the Board of Directors as well as the competence and authority of the Board of Directors in accordance with applicable law.

Each year the Board of Directors will make up a plan for its work to ensure that the Board of Directors during the year and, in an appropriate sequence, addresses issues in relation to strategy, organization, risk management and internal control as well as important projects, of any substantial intrest to REC. The Board of Directors shall normally meet eight and, as a minimum, no less than four times a year.

The chairman of REC's Board of Directors has a particular responsibility to ensure that the Board of Directors functions in an appropriate manner and that the tasks of the Board of Directors are taken care of in the best possible way. The chairman of the Board of Directors shall also ensure that each Board member's particular skills and experience are put to the best possible use in the work of the Board of Directors.

REC's Board of Directors has established an Audit Committee to oversee, inter alia, the internal control of the company and the work of the auditor. The Audit Committee will also review and make recommendations to the Board of Directors in matters where one or more members of the Board of Directors has a conflict of interest. The Board of Directors has also established a Corporate Governance Committee that shall provide recommendations to the Board of Directors in matters of Corporate Governance.

The Board of Directors of REC will from 2005 establish guidelines for evaluation of its work once a year. These guidelines will be incorporated into the Board Instructions.

The remuneration of the members of the Board of Directors is decided by the General Meeting and shall reflect the responsibility, competence and the efforts of the Board of Directors. The members of the Board of Directors shall not participate in any incentive or option programme in the company.

During 2005, REC will establish guidelines for compensation to top management. The guidelines will be submitted to the General Meeting for informational purposes.

REC emphasises openness and transparency in reporting and communication, providing shareholders with a good basis for considering the investment opportunities. The company also wants, to an increasing degree, to improve communication through a structured dialogue and quarterly financial reports.

Except for the pre-emption provisions of the shareholders agreement between the Major Shareholders, there is no defence mechanism present that could prevent potential legitimate offers for the company. The Board of Directors is open to initiatives that are commercially and financially attractive for the owners.

The auditor shall annually present to the Board of Directors a plan for conducting the audit of REC and its affiliated companies. Furthermore, the auditor shall participate in the meeting of the Board of Directors that decides on the annual accounts. Also, the auditor shall participate in at least one meeting each year with the Board of Directors without the chief executive officer or other members of the top management being present.

During 2005, the Board of Directors will establish guidelines governing the top management's opportunity to purchase services other than audit services from the auditor. The auditor shall each year provide to the Board of Directors a written confirmation to the effect that the auditor meets the independence requirements as set forth in laws and regulations, including a report on other services than audit services supplied to REC.


1.)
Halvor T Svaldal (49)
Member of the Board, Private Investor
2.)
Rune Bjerke (45)
Member of the board, President & CEO Hafslund ASA
3.)
Paul Kloppenborg (44)
Member of the Board, CEO Entrepreneurs Fund BV
4.)
Tore Schiøtz (48)
Chairman of the Board, CEO Hafslund Venture AS
5.)
Richard Olav Aa (39)
Member of the Board, Senior VP & CFO Elkem ASA
6.)
Marcel Egmond Brenninkmeijer (47)
Member of the Board, CEO Good Energies Inc
7.)
Ole Enger (57)

REPORT OF THE BOARD OF DIRECTORS

- 2004 has been another year with increased capacity and productivity as the REC Group increased the production capacity, particularly in ScanWafer, ScanCell and ScanModule
- The group achieved revenues of 1 418 million NOK, an increase of 99 percent over 2003 revenues of 713 million NOK[1] REC's earnings before interest and taxes, depreciation/ amortization (EBITDA) was 155 million NOK compared to a loss of 32 million NOK[1] in 2003
- REC increased its shareholdings in both Solar Grade Silicon LLC (from 60 percent to 70 percent) and ScanWafer AS (from 71 percent to 100 percent)
- The Board of Directors in REC has decided to sell ScanCell and ScanModule and these business areas have consequently been reported as discontinued operations in the group accounts (see Note 16)

THE REC GROUP IN BRIEF

Renewable Energy Corporation AS was established December 3, 1996 and has its headquarter and R&D centre at Høvik outside Oslo, the capital of Norway.

The REC Group business goal is to become the most cost-efficient solar energy company in the world. with a particular focus on the upstream part of the photovoltaic ("PV") value chain, i.e. production of silicon feedstock and wafers. REC will consolidate its dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions, mergers and partnerships.

The REC Group consists of the parent company REC AS and the five operating subsidiaries Solar Grade Silicon LLC, ScanWafer AS, ScanCell AS, ScanModule AB and SolEnergy AS/Solar Vision Ltd. The subsidiaries are funded independently through bank loans and carry all operating, financial and development costs themselves. All internal transactions between subsidiaries are executed at market prices Internal transactions between the parent company and the subsidiaries are done at full cost. The accounts of the subsidiaries therefore fully reflect the economic development of the various operations in the REC Group.

Renewable Energy Corporation AS (REC AS) is the parent company in the REC Group. As all subsidiaries have their own accounting, personnel and technology staffs, REC AS activities is concentrated on corporate functions as well as business development. In late 2004, the Board of Directors in REC decided to buy 100 percent of SiTech AS, a mono-crystalline ingot producer with approximately 20 MW production capacity. and 21 percent of CSG Solar AG. a company developing microcrystalline silicon-based thin-film for the solar energy market. The board initiated a process to sell the subsidiaries ScanCell AS and ScanModule AB. After negotiations with Komatsu Ltd, REC signed in February 2005 a letter of intent to buy 75 percent of the ownership interest in ASiMI LLC, a producer of silane gas and polycrystalline silicon. ASiMI LLC is also the minority owner in Solar Grade Silicon LLC, an ownership interest that will be included if the transaction is successfully completed. The execution of definitive agreements is expected to take place in May/June 2005, while the sale of ScanCell AS and ScanModule AB is anticipated to be clarified within 2005. The financial results of ScanCell and ScanModule have consequently been reported as a discontinued operations in the group accounts (see Note 16).

At the end of September 2003, REC increased its shareholding in ScanWafer from 32 6 percent to 71.2 percent As a result, and with reference to the accounts for 2003, ScanWafer are consolidated into the REC Income

[1] Pro-forma figures for 2003 assuming ScanWafer on a fully consolidated basis

Statement and Cash Flow according to the equity method for the first three quarters of 2003 and according to the purchase method for the fourth quarter of 2003

(p) Represents pro-forma figures from 2003 assuming acquisition of the remaining outstanding shares of ScanWafer AS as of 01.01.2003. Therefore ScanWafer AS is consolidated based on a 100 percent ownership and consequently goodwill has been depreciated for 12 months.

	REVENUE		EBITDA	
YEAR ENDED DECEMBER 31	2004	2003 (p)	2004	2003 (p)
Solar Grade Silicon	533 678	192 981	41 731	-9 354
ScanWafer	883 938	617 744	149 267	39 129
ScanCell	144 494	20 862	7 316	-18 216
ScanModule	129 376	7 160	-14 301	-5 734
SolEnergy	6 766	2 641	-2 224	-7 145
Sum	1 698 252	841 388	181 789	-1 320
Corporate/eliminations	-280 112	-128 377	-26 540	-30 285
Total	1 418 140	713 011	155 249	-31 605

	EBIT		PROFIT/LOSS BEFORE TAX	
YEAR ENDED DECEMBER 31	2004	2003 (p)	2004	2003 (p)
Solar Grade Silicon	40 754	-9 906	39 785	-16 624
ScanWafer	68 274	-30 047	46 487	-80 811
ScanCell	-8 061	-25 941	-10 585	-28 498
ScanModule	-16 964	-6 548	-19 123	-6 324
SolEnergy	-5 008	-11 301	-10 524	-15 337
Sum	78 995	-83 743	46 040	-147 594
Goodwill depreciation	-55 890	-48 155	-55 890	-48 155
Corporate/eliminations	-26 782	-30 478	-41 879	-48 966
Total	-3 677	-162 376	-51 729	-244 715

(p) Pro-forma figures for 2003 assuming ScanWafer on a fully consolidated basis.

The overall development in revenues and operating profit is satisfactory, but still highly influenced by expansions, new investments and a ramp up in production in all subsidiaries. In 2004, REC increased the production capacity in ScanWafer, ScanCell and ScanModule.

In 2004, the REC Group achieved revenues of 1 418 million NOK, an increase of 99 percent over 2003 revenues of 713 million NOK. REC's earnings before interest and taxes, depreciation/amortization (EBITDA) was 155 million NOK compared to a loss of 32 million NOK in 2003. The REC Group incurred more than 60 million NOK of research and development cost in 2004.

The majority of this cost, 47 million NOK, was incurred by Solar Grade Silicon related to the new Fluidised Bed Reactor (FBR) technology, and is judged to be non-recurring. An additional 12 million NOK was incurred by ScanWafer and the remaining two million NOK by ScanCell and ScanModule.

Loss before tax for the REC Group in 2004 was 52 million NOK. This includes goodwill depreciation of 56 million NOK, one-time items like write downs of tangible fixed assets of 7 million NOK and write-downs of financial fixed assets of 7 million NOK. Loss for the year, after minority interest, was 63 million NOK.

As stated above, in late 2004 the Board of Directors initiated a process to sell ScanCell and ScanModule. Assuming a 2004 consolidation without ScanCell and ScanModule, the REC Group achieved revenues of 1 209 million NOK, an increase of 69 percent over 2003 revenues of 716 million NOK. The REC Group earnings before interest and taxes, depreciation/amortization (EBITDA) would then be 162 million NOK compared to a loss of 8 million NOK in 2003. Under the same assumptions, operating profit (EBIT) would have been 21 million NOK compared to an operating loss of 130 million NOK.

Solar Grade Silicon

Solar Grade Silicon LLC (SGS) manufactures polysilicon, the raw material for silicon wafers, at its production plant at Moses Lake, Washington State, USA. The Moses Lake plant has been converted from producing electronic grade silicon into polycrystalline silicon for the solar power industry. Sales contracts typically run for three to five years with price/volume negotiations in the fall of each year for the following year. The company has 175 employees. SGS is the worlds only dedicated producer of polycrystalline silicon for the solar power industry. The company was at the end of 2004 owned 70 percent by REC and 30 percent by ASiMi LLC, and is fully consolidated in REC's accounts. REC's shareholding increased in September 2004 from 60 percent in accordance with the joint venture agreement between the two owners of SGS. Revenues in 2004 were 534 million NOK, compared to 193 million NOK in 2003, constituting a revenue growth of 177 percent. 49 million NOK of the revenue recognized in 2004 was pushed over from 2003, in accordance with good accounting principles. Inventory of finished goods, silicon feedstock, also decreased from slightly more than 600 metric tonnes by the end of 2003 to less than 200 tonnes by the end of 2004. However, the majority of the increase in revenues was a result of ramp up efficiencies and production improvements.

SGS produced 2 100 metric tonnes of silicon in 2004, compared with 1 750 tonnes in 2003. SGS is currently producing at near full capacity


REC AS
100%
Silicon Technologies AS
100%
ScanWafer AS
100%
ScanCell AS
100%
ScanModule AB
100%
SolEnergy AS
100%
Solar Grade Silicon Hold Inc
100%
Solar Vision Ltd
70% 1)
Solar Grade Silicon LLC

1) Joint Venture agreement with ASiMI LLC. a company 100 percent owned by Komatsu Ltd of Japan According to the agreement with ASiMI. REC will increase its ownership to 75 percent by September 2005 and a put/call option arrangement will then enable REC to increase further to 100 percent

Further de-bottlenecking and productivity improvements are expected to increase capacity by approximately 5 percent in 2005 and another 5 percent in 2006.

In 2004, 25 percent of SGS revenues came from sales to ScanWafer. In 2005, SGS expects to sell approximately 70 percent of its production to ScanWafer.

The average market price (long-term contracts) of solar grade silicon was around 25 USD/kg in 2004. It is now evident that prices for 2005 will increase considerably as a result of the worldwide shortage of solar grade silicon. This will positively affect revenues and profit in SGS.

SGS earnings before interest and taxes, depreciation/amortization (EBITDA) was 42 million NOK compared to a loss of 9 million NOK in 2003. In 2004, SGS incurred close to 47 million NOK of research and development cost related to the new Fluidised Bed Reactor (FBR) technology, judged to be non-recurring EBITDA margin was, excluding the FBR development cost, 16 4 percent in 2004. The improvement is mainly due to increased revenue efficiency and production improvements.

SGS achieved a profit of 40 million NOK before taxes in 2004 compared to a loss of 17 million NOK in 2003.

ScanWafer

In 2004. ScanWafer was the world's second largest manufacturer of multicrystalline silicon wafers for the solar power industry, with a market share of around 17 percent. ScanWafer has two manufacturing sites; one in Glomfjord in the northern Norway and the latest factory at Herøya in the south of Norway. The company has 316 employees.

With total production in 2004 of 130 MW, Scanwafer had revenues of 884 million NOK, a growth of 43 percent from 2003 revenues of 618 million NOK. The revenue growth was a result of capacity increases in the second half of 2003 and during 2004. ScanWafer has over the last two years increased its production capacity significantly The run rate were at the beginning of 2003 61 MW/year, at the beginning of 2004 105 MW/year and increased further to a run rate at the beginning of 2005 of 162 MW/year. With planned ramp-up and improvements in production, the run rate is expected to be close to 240 MW/year at the end of 2005.

Global market prices for multicrystalline wafers decrease by 5 percent in 2004 Further decreases are expected as the industry achieves further benefits of scale and improves productivity. However, the significant increase in the price of silicon feedstock will, in 2005, temporarily stall the reduction in wafer prices

The ramp-up and capacity increases have in the short run affected the margin level negatively as consumption of input factors tend to be higher and investment costs are incurred before full production is achieved. Even with a cost level higher than expected during normal operations, ScanWafer managed to increase its EBITDA to 149 million NOK compared 39 million NOK in 2003. The profit level should be relatively comparable as ScanWafer both in 2003 and 2004 incurred substantial costs (and delayed income) due to capacity increases. In 2003 ScanWafer started up the new plant at Herøya with a capacity of around 60 MW. In late 2004 and early 2005, the capacity of this plant was doubled to 120 MW. Production will then gradually be ramped up reaching capacity in the third quarter of 2005. The EBITDA margin was 16.9 percent in 2004

The increase in operational profit is then mainly explained by a higher revenue level through increased production and continuous productivity gains.

ScanWafer achieved a profit before tax of 46 million NOK in 2004 compared to a loss before tax of 81 million NOK in 2003

ScanCell

Revenues of ScanCell, our solar cell plant located in Narvik, Norway, were 144 million NOK in 2004, up from 21 million NOK in 2003. In 2004, ScanCell started the year with a small scale production and expanded its operations throughout the year and changed its production to larger and thinner cells. The transition from 125mm x 125mm cells to 156mm x 156mm cells, and from 330 micron to 280 micron in cell thickness, initially had a negative impact on production volumes and cost. ScanCell incurred delayed delivery of production equipment and experienced certain start up problems. The capacity increase and production transition has now been successfully completed. By the forth quarter all transition challenges were solved, and production was running with a satisfactory level of productivity, quality and profitability. ScanCell was at year-end running at capacity and currently employs 68 people.

The board of REC has decided to sell the ScanCell business to concentrate the group's efforts on achieving a market leader and cost leader position upstream. ScanCell's results are therefore reported as a discontinued operation in the group accounts (see Note 16), with a loss after tax of 6 million NOK.

ScanModule

Revenues in ScanModule, based in Glava, Sweden, were 129 million NOK in 2004, up from 7 million NOK in 2003. 2004 has been the ramp-up year for ScanModule which started the year with a small scale test production and increased the production capacity to a normalized level throughout the year. ScanModule has additionally changed its module production to be based on larger and thinner cells. The move to larger and thinner cells is positive for the business in the medium and long term, as customers increasingly expect more cost-efficient modules. The ramp-up in ScanModule has been more challenging than expected. However, the company was profitable on a monthly basis by the end of 2004, and is expected to run at capacity by the end of the first quarter 2005. ScanModule employs 70 people

The board of REC has decided to sell the ScanModule business to concentrate the group's efforts on achieving a market and cost leader position upstream. ScanModule's results are therefore reported as a discontinued operations in the group accounts (see Note 16), with a loss after tax of 14 million NOK.

SolEnergy

SolEnergy is dedicated to the installation and operation of PV systems in developing countries, particularly in South Africa where SolEnergy operates through it's subsidiary Solar Vision. The Government of South Africa has awarded a concession to Solar Vision giving the company preferred rights to install up to 50 000 solar home systems. Towards the end of 2004 Solar Vision changed it's accounting principles based on guidance from local auditors. Grants received per installations from the local government are now recognized as revenue over the lifetime of the installation, 20 years. Consequently, the comparable figures for 2003 have also been restated to reflect the same accounting principles. This has also triggered the need for calculation and depreciation of goodwill from earlier share purchases in Solar Vision.

Total revenues for SolEnergy at year-end 2004 were 7 million NOK. The business area had then installed close to 6 500 solar home systems in its dedicated concession area in Polokwane, South Africa. The current demand from the local community for new installations is strong and the rate of installations is expected to average between 350 and 450 installations per month in 2005. The business area has 15 employees and engages close to 90 local contractors in the rural areas where it operates.

Solar Vision was cash generating in 2004, but recorded an accounting loss of 4 million NOK after tax. The holding company SolEnergy additionally wrote down the book value of selected other investments with a total negative income statement effect of 6 million NOK.

REC Group & Holding

During 2004, REC undertook three major capital increases, of which two had cash effect. This contributed more than 300 million NOK of new equity into the company These funds, and additional loans, will be used to finance REC's aggressive growth strategy going forward. At December 31, 2004, total equity for the REC Group amounted to 925 million, which gives an equity book value ratio of 46 percent and an interest bearing debt to equity ratio of 0.86.

In REC. the holding company, AS net operating expenses and personnel costs (net after internal sale of services to subsidiaries) amounted to 22 million NOK in 2004, compared with 30 million NOK in 2003. A significant portion of these costs were transaction related costs. Interest expenses rose to 20 million NOK in 2004, from 12 million NOK in 2003, costs largely related to the convertible bond that was set up in the third quarter of 2003 and which is part of REC's subsidiary financing.

Net loss for REC AS in 2004 was 23 million NOK The Directors propose that no dividend should be paid for 2004 and that the net loss for the year is transferred and displayed separately under other equity and retained earnings At December 31, 2004, the REC AS's free equity was 254 million NOK.

Pursuant to Section 3-3 of the Norwegian Accounting Act, the directors confirm that the accounts have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date when the accounts were approved.

CURRENCY AND INTEREST RATE EFFECTS

Subsidiaries are funded in local currencies. SGS's cost base is in USD an all sales are done in USD. ScanWafer's cost base is partly in USD (silicon feedstock from SGS), in NOK and in EURO Income is also calculated in EURO, NOK and USD. All new customers are credit checked before entering into long-term contracts. With a relatively small number of end customers, strong product demand and good transparency in the industry, the credit risk is perceived to be low. The REC Group mainly carries interest bearing debt with floating interest (tied to Nibor), with the exception of the convertible bond held at holding level of 255 million NOK. and is therefore exposed to fluctuations in the short-term interest level.

INTERNAL AND EXTERNAL ENVIRONMENT

The working environment in the REC Group is in general good. All business areas are committed to equal employment opportunities in all of our employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status. The REC Group requires that all employees to cooperate fully to ensure the fulfillment of this commitment in all actions and decisions. Including hiring, promotions, upgrades. transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential. Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors. Despite these principles, Renewable Energy Corporation AS has no female Directors. Both the Board of Directors and the corporate management are aware of social expectations and regulations concerning the promotion of gender equality on the board and in the business.

There were no serious injuries of personnel or loss of lives reported in 2004 within the REC Group A number of smaller injuries, mostly related to minor cuts and bruises, were reported and some resulted in lost time. All injuries have been documented and measures adopted to avoid their recurrence.

In general, the working environment in the company is satisfactory. Absence on sick leave was on average for the Group 5.2 percent and the company aims to keep this low by continuously improving the working and safety conditions.

There was no significant damage to property or equipment in 2004.

The REC Group can report no material emissions to the external environment above what is granted by permits by local environmental authorities. REC continuously works on assuring the quality of its subsidiaries operations and puts great emphasis on the significance of the environment We will continue to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions. We will continue to reduce energy consumption and other emissions to the environment.

The global market for solar cells increased by 54 percent in 2004 (according to Solarbuzz. an international research institution). Industrial forecasts indicate that the world market for PV solar energy will continue to show strong growth also in 2005.

Market demand is influenced by - among other factors - interest rate levels, subsidies and prices of other energy sources. If interest rates are increased markedly, specifically in Japan or Germany, this may influence market demand negatively if the changes are not compensated by other improvements. Changes in subsidy schemes and other support measures in specifically California. Spain. Italy. India or China may increase the demand for solar energy in 2005. On the other hand, political changes, or changes in subsidies. in Germany or Japan can affect subsidy levels and hence market demand negatively. Continued high oil and natural gas prices may also both stimulate demand and prices. lead to positive changes in the use of subsidies, and induce further investments in the industry.

The industry is expected to experience supply shortage of silicon feedstock for production of wafers in 2005. This will lead to increased prices, positively affecting revenues and profit in our subsidiary SGS. ScanWafer is not expected to be negatively affected by the industry's feedstock problems as REC is the only solar energy company with its own production of high-quality silicon feedstock.

The REC Group focus will be to consolidate the dominant position in the upstream part of the industry and reduce the focus on the downstream part of the value chain through joint ownerships and strategic alliances. This strategy will be realized both through organic growth and acquisitions. We will continue negotiations with Komatsu Ltd. with the intent to reach a definitive agreement in line with the letter of intent to buy ASiMi LLC that was signed in February 2005. We also expect to clarify the sale of ScanCell and ScanModule and use the funds that this potentially generates to further fuel our strategy upstream.

Høvik, April 28, 2005

Tore Schiøtz
Chairman of the Board

Rune Bjerke
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Paul Kloppenborg
Member of the Board

Halvor T. Svartdal
Member of the Board

Richard Olav Aa
Member of the Board

Alf Bjørseth
President and CEO

Income Statement REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
Sales of product and services		1 408 052	703 404	285 862
Other operating income		10 088	9 607	3 540
Total revenues	1, 2	1 418 140	713 011	289 402
Material expenses		-512 401	-309 156	-62 109
Change in work in progress and finished goods		-81 902	68 835	53 581
Payroll expenses	4, 13	-291 539	-221 586	-138 696
Other operating expenses	4	-377 049	-282 709	-230 162
Earnings before interest and taxes, depreciation/amortization	2	155 249	-31 605	-87 984
Goodwill depreciation	5	-55 890	-48 155	-20 859
Write downs of tangible fixed assets	6	-6 593	-4 405	-4 293
Depreciation	5, 6	-96 443	-78 211	-31 550
Earnings before interest and taxes	2	-3 677	-162 376	-144 686
Earnings from equity accounted companies	10	-1 578	-372	-5 790
Interest income		1 548	1 745	1 377
Write downs of financial fixed assets	10	-6 715	-3 661	-3 661
Interest expense		-46 058	-46 272	-28 235
Other financial income/expenses		4 751	-33 779	-18 794
Profit/loss before tax	2	-51 729	-244 715	-199 789
Taxes	7	3 608	63 179	56 727
Profit/loss before minority interests		-48 121	-181 536	-143 062
Minority interest	14	14 472	-3 640	-14 881
Profit/loss for the year		-62 593	-177 896	-128 181

Balance Sheet REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
ASSETS				
Fixed Assets				
Deferred tax assets	7	113 205	110 639	110 639
Goodwill	5	200 124	221 247	248 543
Other intangible fixed assets	5	28 508	32 550	32 550
Intangible Fixed Assets		341 837	364 436	391 732
Land and buildings	6	181 719	185 037	185 037
Machinery and equipment	6	548 910	450 837	450 837
Other tangible fixed assets	6	54 024	53 612	53 612
Tangible Fixed Assets		784 653	689 486	689 486
Financing receivables	9	13 043	16 773	16 773
Investments in associated companies	10	10 910	5 888	5 888
Investments in shares	10	3 086	1 091	1 091
Other long-term receivables	9	37	5 071	5 071
Financial Fixed Assets		27 076	28 823	28 823
Total Fixed Assets		1 153 566	1 082 745	1 110 041
Current Assets				
Inventories	3	207 544	293 939	293 939
Trade receivables	9	189 538	127 681	127 681
Other current receivables	9	65 601	39 312	39 312
Cash and bank deposit	8	415 185	52 324	52 324
Total Current Assets		877 868	513 256	513 256
Total Assets		2 031 434	1 595 999	1 623 295

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
EQUITY AND LIABILITIES				
Shareholders' Equity				
Share capital	14	37 286	26 436	26 436
Own shares	14	0	-766	-766
Share premium reserve	14	667 170	372 391	372 391
Other paid in capital	14	337 739	312 568	312 568
Paid-in capital		1 042 195	710 629	710 629
Other equity and retained earnings	14	-103 980	-45 433	-79 333
Profit/loss for the year	14	-62 593	-177 896	-128 181
Minority interest	14	49 245	44 442	146 789
Retained earnings		-117 328	-88 021	-60 725
Total Shareholders' Equity		924 867	622 608	649 904
Non-current liabilities				
Pension liabilities	13	14 676	10 774	10 774
Deferred tax liabilities	7	0	0	0
Medium- and long-term loans	9. 11. 12	575 486	559 118	559 118
Other liabilities non-current		15 790	9 367	9 367
Total Non-current Liabilities		605 952	579 259	579 259
Current liabilities				
Trade payables		212 608	148 733	148 733
Other current liabilities		66 591	65 539	65 539
Short-term loans	9	221 416	179 860	179 860
Total Current Liabilities		500 615	394 132	394 132
Total Liabilities and Equity		2 031 434	1 595 999	1 623 295

Statement of cash flow REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2004	2003 (P)	2003
Cash flows from operating activities				
Profit/loss before tax		-51 729	-244 715	-199 789
Adjustments for depreciation of fixed assets		165 641	134 432	60 363
Adjustments for changes in pension liabilities		3 759	4 658	4 658
Loss on sale of subsidiaries not consolidated		0	0	0
Other adjustments		11 962	8 003	8 851
Changes in operating assets and liabilities:				
Changes in trade receivables		-62 262	-74 121	-26 817
Changes in inventories		86 305	-122 752	-75 863
Changes in trade payables		64 027	28 110	2 502
Taxes paid		0	0	0
Net cash flow from operating activities		217 703	-266 385	-226 095
Cash flows from investing activities				
Capital expenditure on financial fixed assets		-11 527	-78 421	-78 421
Capital expenditure on other fixed assets		-205 191	-217 936	-66 239
Net cash flow from investing activities		-216 718	-296 357	-144 660
Cash flow from financing activities				
Changes in financing receivables		-3 431	12 680	372
Changes in short-term loans		41 600	-161 798	7 408
Changes in medium- and long-term loans		17 367	440 341	172 035
Increase in equity		308 874	158 200	158 200
Dividends paid		0	0	0
Other items		-2 165	-1 572	-7 385
Net cash flow from financing activities		362 245	447 851	330 630
Cash and equivalents translation difference		-369	841	841
Net change in cash and equivalents		362 861	-114 050	-39 284
Cash and equivalents - beginning of the year	8	52 324	166 374	87 422
Cash acquires during the year				4 186
Adjusted cash and equivalents - beginning of the year				91 608
Cash and equivalents - end of the year	8	415 185	52 324	52 324

Notes to the REC Group accounts

Note 01: **ACCOUNTING PRINCIPLES**

Consolidated financials The consolidated accounts include the parent company, subsidiary companies and equity accounted companies and give the Group's combined financial position of these companies as one unit and as collective statements

At the end of September 2003 Renewable Energy Corporation AS (REC) increased its shareholding in ScanWafer AS from 32 6% to 71 2% As a result ScanWafer AS is consolidated into REC Income Statement and Cash Flow according to the equity method for the first three quarters of 2003 (from 01 01 2003 to 30 09 2003) and according to the purchase method for the fourth quarter of 2003 (from 01 10 2003 to 31 12 2003)

(p) Represent pro-forma figures for 2003 assuming acquisition of the remaining outstanding shares of ScanWafer AS as of 01 01 2003 Therefore ScanWafer AS is consolidated based on a 100% ownership and consequently goodwill has been depreciated for 12 months The acquisition of the remaining outstanding shares of ScanWafer AS was acquired by issuing shares in Renewable Energy Corporation AS The pro-forma minority interest consequently consist only of the minority in Solar Grade Silicon LLC and Solar Vision Ltd

Subsidiaries A company is treated as a subsidiary where REC holds a shareholding of more than 50% and has a controlling interest The Income Statement and Balance Sheet are included in their entirety in the Consolidated Accounts The minority interests' share of the profit or loss for the year and shareholders' equity is shown as separate items in the accounts

Shares purchased in subsidiaries are dealt with according to the purchase method of accounting, by which the cost price of the shares is set off against the book value of the shareholders' equity in the subsidiary at the time of purchase Added or reduced values resulting from the purchase are assigned to identifiable assets or liabilities Added value that cannot be assigned to identifiable assets and liabilities is presented in the Balance Sheet as goodwill Depreciation of added value and goodwill is presented in the Income Statement Goodwill is depreciated at 20% throughout the Group

Associated companies Associated companies are enterprises in which Renewable Energy Corporation AS has a substantial interest (normally more than 20% of the shares), but which are not subsidiaries or joint ventures For associated companies REC use the equity method in the consolidated accounts According to the equity method, investments are valued as the share of equity capital in the enterprise and the share of the profit is entered as income The share of the profit and the investment are presented as separate items in the Income Statement (Earnings from equity accounted companies) and Balance Sheet At the time of purchase, the investment is valued at full cost, i e including the added or reduced value resulting from the purchase

Conversion of foreign companies Balance sheet items relating to foreign companies are converted at the exchange rate applying on the date of the Balance Sheet, while Income Statement and Cash Flow items are converted at average exchange rates for the year Conversion differences for foreign subsidiaries are entered against the Group's shareholders' equity

Internal transactions All internal transactions between consolidated units have been eliminated This applies to internal trading, interest, dividends and internal gains It also applies to internal receivables and liabilities, in addition to share and capital investment

Pensions REC has both defined-benefit pension schemes and defined-contribution pension schemes for its employees Employees' pension rights under the defined-benefit pension schemes are charged to expenses as they are earned and net pension commitments/pension funds are entered in the Balance Sheet An actuarial calculation is made annually of pension expenses and pension commitments, taking into account anticipated wage growth based on linear accumulation "Pension funds" includes premium funds and REC's share of the insurance company's funds (premium reserves) "Pension expenses" includes the present value of the year's pension earnings, plus interest on commitments, less return on pension funds For the defined-contribution pension schemes the contributions are charged to expenses as they are paid No commitments are entered in the Balance Sheet for these schemes

Taxes This year's Income Statement does not contain any payable taxes, but rather a carry forward tax loss and change in deferred tax The tax loss is calculated on the basis of the year's loss in each of our subsidiaries and parent company Deferred tax asset is a provision for future reduced payable tax, calculated on temporary

differences between accounts and tax The reason why temporary differences arise is that some of the items in the Income Statement are treated differently for accounting purposes and for tax purposes

Depreciation Depreciation is based on the economic life of the fixed assets

Development costs Costs relating to research and development of technology are charged to expenses

Receivables and debts Receivables and debts that relate to production are classified as current assets and short-term liabilities Debts to credit issuing institutions etc which are taken up to finance fixed assets (investments) are classified as long-term liabilities while loans taken up to finance working capital (current assets) are classified as short-term liabilities Other receivables and debts which are not due for more than a year, are classified as fixed assets and long-term liabilities Receivables are entered in the Balance Sheet at their nominal value less provision for bad debts Receivables and debts in foreign currency are converted at the exchange rate on the date of the Balance Sheet

Stocks Stocks are assessed at full cost price or net realizable value whichever is lower

The accounting principals are in detail described in the disclosures to the financial statements in the parent company

Note 02: SEGMENT DATA

	2004	2003 (P)
Sales revenues by segment		
Solar Grade Silicon	533 678	192 981
ScanWafer	883 938	617 744
ScanCell	144 494	20 862
ScanModule	129 376	7 160
SolEnergy	6 766	2 641
Gross revenues	1 698 252	841 388
Corporate/eliminations	-280 112	-128 377
Total revenues	1 418 140	713 011

	2004	2003 (P)
EBITDA by segment		
Solar Grade Silicon	41 731	-9 354
ScanWafer	149 267	39 129
ScanCell	7 316	-18 216
ScanModule	-14 301	-5 734
SolEnergy	-2 224	-7 145
Sum	181 789	-1 320
Corporate/eliminations	-26 540	-30 285
Total EBITDA	155 249	-31 605

	2004	2003 (P)
EBIT by segment		
Solar Grade Silicon	40 754	-9 906
ScanWafer	68 274	-30 047
ScanCell	-8 061	-25 941
ScanModule	-16 964	-6 548
SolEnergy	-5 008	-11 301
Sum	78 995	-83 743
Goodwill depreciation	-55 890	-48 155
Corporate/eliminations	-26 782	-30 478
Total EBIT	-3 677	-162 376

	2004	2003 (P)
Profit/loss before tax by segment		
Solar Grade Silicon	39 785	-16 624
ScanWafer	46 487	-80 811
ScanCell	-10 585	-28 498
ScanModule	-19 123	-6 324
SolEnergy	-10 524	-15 337
Sum	46 040	-147 594
Goodwill depreciation	-55 890	-48 155
Corporate/eliminations	-41 879	-48 966
Total Profit/loss before tax	-51 729	-244 715

Note 03: INVENTORIES

	2004	2003
Inventories		
Finished goods	35 677	103 917
Goods in production	18 135	44 283
Raw materials	153 732	145 739
Total inventories	207 544	293 939

Note 04: PAYROLL EXPENSES

	2004	2003
Payroll expenses		
Pay	227 626	127 176
Bonus and sales commission	2 818	-647
Employer's National Insurance contribution	43 414	8 611
Pension expenses	15 408	1 493
Other pay-related expenses	2 273	2 063
Total payroll expenses	291 539	138 696
Average number of permanent employees	601	505
Number of employees at December 31, 2004	657	546

AUDITOR'S REMUNERATION FOR 2004 *	AUDIT FEES EXPENSED	CONSULTANCY SERVICES
KPMG	4 054	1 303
Other	10	70
Total auditor's remuneration	4 064	1 373

* Audit and other audit services contain:

- Audit work related to Norwegian auditing standard RS 700. to give a qualified opinion regarding the financial statements
- Audit work related to tax form signature according to RS 801
- Audit work related to confirmations according to RS 802

Note 05: INTANGIBLE FIXED ASSETS

	RESEARCH AND DEVELOPM.	LICENCES AND OTHER INTANGIBLE ASSETS	GOODWILL	2004	2003
Cost price					
January 1	2 755	42 000	274 817	319 572	30 887
Additions	-	265	13 371	13 636	292 749
Sale	-	-	-	-	-
Translation difference	-	-1	-8 348	-8 349	-4 064
Cost price at December 31	2 755	42 264	279 840	324 859	319 572
Accumulated depreciation					
January 1	-	-9 450	-23 585	-33 035	-3 240
Depreciation for the year	-	-4 306	-55 890	-60 196	-30 309
Translation difference	-	-	2 448	2 448	514
Depreciation at December 31	-	-13 756	-77 027	-90 783	-33 035
Write downs					
January 1	-2 755	-	-2 689	-5 444	-
Write downs for the year	-	-	-	-	-5 444
Translation difference	-	-	-	-	-
Write downs at December 31	-2 755	-	-2 689)	-5 444	-5 444
Net book value	-	28 508	200 124	228 632	281 093
Estimated economic lifetime		10 y	5 y		
Depreciation method		linear	linear		

Note 06: OPERATIONAL FIXED ASSETS

	LAND AND BUILDINGS	MACHINERY AND EQUIPMENT	OTHER TANGIBLE ASSETS	2004	2003
Cost price					
January 1	200 356	599 780	69 697	869 833	64 307
Additions	7 740	182 155	14 842	204 737	811 802
Sale	-	-45 764	-1 154	-46 918	-9 862
Translation difference	-486	-1 267	-44	-1 797	3 586
Cost price at December 31	207 610	734 904	83 341	1 025 855	869 833
Accumulated depreciation					
January 1	-15 319	-143 877	-16 059	-175 255	-100 914
Depreciation on disposals		41 188	146	41 334	-
Depreciation for the year	-10 579	-68 677	-12 882	-92 138	-74 012
Translation difference	7	-2 998	-471	-3 462	-329
Depreciation at December 31	-25 891	-174 364	-29 266	-229 521	-175 255
Write downs					
January 1	-	-5 067	-25	-5 092	-
Write downs for the year	-	-6 567	-26	-6 593	-5 092
Translation difference	-	4	-	4	-
Write downs at December 31	-	-11 630	-51	-11 681	-5 092
Net book value	181 719	548 910	54 024	784 653	689 486
Estimated economic lifetime	20-25 y	7-10 y	3-10 y		
Depreciation method	linear	linear	linear		

Note 07: INCOME TAX

	2004	2003
Income tax expenses		
Tax payable	-	-
Change in deferred taxes	3 608	56 727
Total tax expenses	3 608	56 727
Tax base estimation		
Profit/loss before tax	-51 729	-199 789
Profit/loss before tax ScanWafer	-	-17 631
Permanent differences	-4 743	-5 818
Permanent differences goodwill depreciation	55 890	20 859
Permanent difference relatet to minority interest (LLC)	-12 559	-
Net transactions in capital equity	-	-625
Loss carried forward	-63 386	-
Temporary diff acqired by consolidation of ScanWafer	-	-12 933
Temporary differences	8 454	-25 602
Estimated tax base	-68 073	-241 539
Temporary differences		
Receivables	-13 620	-16 748
Inventory	-4 903	-98
Shares	-	8 775
Fixed assets	52 985	43 381
Provisions	-1 156	-
Government grants	-19 126	-11 167
Pension obligations	-1 741	-1 425
Loss carried forward	-420 438	-419 775
Unused allowance of dividends	-133	-133
Total temporary differences	-408 132	-397 190
28%-34% deferred tax	-116 453	-114 555
Deferred tax asset not balanced	3 248	3 916
Total	-113 205	-110 639

Loss carried forward related to Solar Vision. not recognised due to uncertainty of utilisation against future taxable profit.

CONTINUED	2004	2003
The tax amount is:	1 366	1 089
Tax costs for the year		
Tax on profit/loss for the year	12 694	
Permanent difference effect	-15 441	
Tax effect minority	4 270	
Reversed temporary difference on shares	2 457	
Temp. difference due to change in accounting principals	-197	
Temp. difference booked against equity	-175	
Total	3 608	

Note 08: **RESTRICTED BANK DEPOSITS**

Restricted bank deposits. most of which is related to withheld tax from employees amounts to NOK 7.6 million In addition, the parent company has NOK 6.7 million restricted as collateral for financing the subsidiary ScanModule AB. Further the parent company has placed a USD 3 000 000 cash deposit in Bank of America. booked at NOK 18 314 697. as collateral for a credit facility used by Solar Grade Silicon LLC

Note 09: **RECEIVABLES AND DEBT**

	2004	2003
Receivables		
Trade receivables	189 538	127 681
Other short-term recveivables	46 262	27 605
Prepaid costs	19 339	11 707
Other current receivables	65 601	39 312
Financing receivables	13 043	16 773
Bonds & securities	-	-
Other long term receivables	37	5 071
Other long-term receivables	37	5 071
Total receivables	268 219	188 837
Debt		
Short-term liabilities to fin. institutions (credit facilities)	119 580	91 439
Current portions of long-term loans/liabilities	101 836	88 421
Short-term liabilities, interest-bearing	221 416	179 860
Long-term liabilities, interest bearing	575 486	559 118
Total interest-bearing debt	796 902	738 978

Note 10: SHARES AND PARTICIPATIONS

	REGISTERED OFFICE	BOOK VALUE NOK 1 000	OWNERSHIP/ VOTING SHARE
Sharesholdings held by parent			
SiTech AS	Norway	2 500	11 7%
Affitech AS	Norway	70	1.7%
Edisun Power AG	Germany	516	5.0%
Total investments in shares		3 086	

Shares owned in associated companies

	CSG SOLAR AG	SCANWAFER GMBH
Ownership	21 0%	100.0%
Business office	Germany	Germany
Booked value at January 1. 2004	-	3 976
Acquired in 2004	8 512	-
Profit/loss from equity accounted companies	-1 600	22
Booked value Desember 31, 2004	6 912	3 998
Total net investments in associated companies		10 910

Write downs of financial fixed assets of NOK 6 715 thousand mainly consists of the write down of shares in Atrisol Marocco (NOK 6 075 thousand) held by SolEnergy AS The remaining NOK 640 thousand consists of a number of smaller book value adjustments of selected other investments

ScanWafer GmbH is recognised in the group financial statements using the equity method due to its immaterial size and limited number of transactions

Note 11: PLEDGES AND GUARANTEES

	2004	2003
Guarantees		
Guarantees pledged as security	6 700	6 700
Other guarantees	700	2 920
Total guarantees	7 400	9 620

	BOOK VALUE	PLEDGE
Pledges as at December 31. 2004		
Fixed assets	742 210	913 588
Accounts receivables	173 052	274 936
Inventory	171 743	262 000
Total	1 087 005	1 450 524

For one of the subsidiaries pledged values are higher than the book value of the related assets ScanWafer AS had NOK 389 million higher pledge value than the book value

Note 12: CONVERTIBLE LOANS AND BOND ISSUES

On September 24. 2003 the company entered into a loan agreement with Goldman Sachs International Mithril GmbH and Good Energies Investments B V total loan amounted to € 31 million Interest rate on the convertible loan is 79% p a and interest expenses for 2004 amounts NOK 20 528 893 As per December 31. 2004. the loan was booked at NOK 255 393 499 The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at € 14 283 per share with currency rate NOK 8 26 which are equal to NOK 118 per share The loan is due for repayment in whole at March 31 2006 The loan agreement predetermines conversion rates at any new issues of shares and/or merger dilution effects Good Energies Investments B V being REC s largest shareholder is defined as a related party

Note 13: **PENSION**

	2004	2003
Pension expenses		
Present value pension earnings for the year	13 344	11 429
Interest expenses	1 448	460
Return on pension funds	-1 229	-592
Effect of changes in estimates	289	10
Employer's tax	1 556	452
Net pension expense	15 408	11 759
Pension liabilities		
Present value funded defined benefit liabilities	29 452	24 622
Expected effect of future salary increase	14 833	721
Expected pension liabilities at year-end	44 285	25 343
Market value pension funds	24 801	14 268
Unrecognised effect of estimate deviations	-6 621	-1 499
Employer's tax	1 813	1 199
Net pension liability	14 676	10 774
Actuarial assumptions for pension liabilities		
Discount rate	5 5%	6 0%
Expected return on pension funds	6 5%	7 0%
Expected wage adjustment	3 0%	3 0%
Expected pension regulation	2 5%	2 5%
Expected pay increases	3 0%	3 0%

The pension plan relates to employees in Renewable Energy Corporation AS ScanWafer AS and ScanCell AS for 2004 Actuarial assumptions are weighted average of pension plans in the group and relate to persons The other subsidiaries do not have additional pension obligations to the expensed amounts

Note 14: **STATEMENT OF CHANGES IN EQUITY**

PAID-IN CAPITAL	SHARE CAPITAL	SHARE PREMIUM RESERVE	OWN SHARES	OTHER PAID-IN CAPITAL	TOTAL PAID-IN CAPITAL
Balance at January 1. 2004	26 436	372 391	-766	312 568	710 629
Equity changes	10 850	294 779	766	25 171	331 566
Balance at December 31, 2004	37 286	667 170	0	337 739	1 042 195

RETAINED EARNINGS	MINORITY INTEREST	OTHER EQUITY AND RETAINED EARNINGS	TOTAL RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1. 2004	136 862	-190 929	-54 067	656 562
Adjustment. change in acc. principles	9 927	-16 585	-6 658	-6 658
Adjusted balance at January 1. 2004	146 789	-207 514	-60 725	649 904
Equity changes	-112 016	103 534	-8 482	323 084
Net profit/loss	14 472	-62 593	-48 121	-48 121
Balance at December 31, 2004	49 245	-166 573	-117 328	924 867

Adjustments to the opening balance resulted from changes in accounting principles in Solar Vision (South Africa) a fully owned subsidiary of SolEnergy AS Grants received from installation activities from the local government are now recognized as revenue over the lifetime of the installation. 20 years

Additional changes to the opening balance were a result of different treatment of minority interest in ScanWafer AS The majority loss is consequently NOK 11 million higher in 2003

Note 15: PROVISIONS AND CONTINGENT LIABILITIES

Provisions made for claims not yet verified were NOK 8 957 939. the amount refer to the subsidiaries ScanWafer AS. ScanCell AS and ScanModule AB

In addition. various financial claims may be made against REC AS and its subsidiaries from litigation or as a consequence of its ordinary operations These relate mainly to warranties. personal injury and damage to property The risk of such claims arising has been analysed and assessed. and cannot be determined with certainty The management is not aware of any significant liabilities at the date of this report

Note 16: DISCONTINUED OPERATIONS

In December 2004 the Board of Directors decided to sell two wholly owned subsidiaries of the group The subsidiaries are ScanCell AS and ScanModule AB ScanCell AS produces solar cells based on multicrystalline wafers from ScanWafer AS. most of its production is sold in Europe ScanModule AB produces solar modules based on solar cells from ScanCell AS all of its production goes to Europe

The summerised financial information from the discontinued operations are as follows:

	2004	2003
Revenues		
ScanCell AS	144 494	20 862
ScanModule AB	129 376	7 160
Total	273 870	28 022
Earnings before interest and taxes		
ScanCell AS	-8 061	-25 941
ScanModule AB	-16 964	-6 548
Total	-25 025	-32 489
Net Profit (Loss) after tax		
ScanCell AS	-5 945	-17 534
ScanModule AB	-13 775	-4 288
Total	-19 720	-21 822

	2004	2003
Assets		
ScanCell AS	118 650	93 938
ScanModule AB	116 811	29 707
Total	235 461	123 645
Liabilities		
ScanCell AS	80 593	88 936
ScanModule AB	97 085	23 568
Total	177 678	112 504
Net asset		
ScanCell AS	38 057	5 002
ScanModule AB	19 726	6 139
Total	57 783	11 141

	2004	2003
Net cash flows from operating activities		
ScanCell AS	3 240	-27 485
ScanModule AB	-45 719	-13 414
Total	-42 479	-40 899
Net cash flows from investing activities		
ScanCell AS	-17 406	-24 086
ScanModule AB	-5 149	-4 707
Total	-22 555	-28 793
Net cash flows from financing activities		
ScanCell AS	13 861	51 532
ScanModule AB	54 833	19 919
Total	68 694	71 451

Income Statement REC AS

(IN NOK)	NOTES	2004	2003
Revenues	H	6 264 704	7 633 223
Total operating income		6 264 704	7 633 223
Purchase of goods		-1 468	-2 673 539
Payroll expenses	D	-14 682 046	-12 730 247
Depreciation of tangible fixed assets	C	-242 364	-193 553
Other operating expenses		-13 795 682	-22 514 677
Operating profit/(loss)		-22 456 856	-30 478 792
Interest receivable from group companies		1 860 245	183 333
Interest income		1 075 224	403 929
Other financial income	E	5 704 000	2 413 598
Write downs financial fixed assets		-455 000	0
Interest expenses		-20 528 893	-11 820 918
Other financial expenses		-1 152 200	-9 666 818
Profit/(loss) before taxes		-35 953 480	-48 965 668
Tax on ordinary profit	J	13 207 234	13 641 042
Profit/(loss) for the year		-22 746 246	-35 324 626
Profit/(loss) for the year is distributed as follows:			
Other equity/capital	K	-22 746 246	-35 324 626
Total distributed		-22 746 246	-35 324 626

Balance Sheet REC AS

(IN NOK)	NOTES	31.12.2004	31.12.2003
ASSETS			
Fixed assets			
Intangible fixed assets			
Deferred tax asset	J	42 094 025	28 886 791
Total intangible fixed assets		42 094 025	28 886 791
Tangible fixed assets			
Fixtures and fittings, tools, office machinery and similar assets	C	243 450	372 215
Total tangible fixed assets		243 450	372 215
Fixed asset investments			
Investments in subsidiaries	F	779 811 474	568 773 706
Loans to subsidiaries	I	178 516 925	185 138 303
Investments in associates	G	8 511 513	0
Other investments	G	3 086 063	1 041 063
Total fixed asset investments		969 925 975	754 953 072
Total fixed assets		1 012 263 450	784 212 078
Current assets			
Accounts receivable			
Trade accounts receivable	I	2 269 597	6 980 629
Receivables from subsidiaries	I	171 447	9 017 385
Other receivables		2 643 682	1 144 589
Total accounts receivable		5 084 726	17 142 603
Cash and cash equivalents	B	277 611 009	40 494 659
Total assets		1 294 959 185	841 849 340

(IN NOK)	NOTES	31.12.2004	31.12.2003
EQUITY AND LIABILITIES			
Equity			
Called up share capital			
Share capital	K	37 286 268	26 426 185
Not registered share capital		0	10 000
Own shares	K	0	-765 970
Share premium reserve	K	667 171 103	372 391 087
Paid-in other equity	K	283 056 215	261 510 226
Total called up capital		987 513 585	659 571 528
Earned equity			
Other capital	K	13 054 003	-39 880 904
Total earned equity		13 054 003	-39 880 904
Total equity		1 000 567 590	619 690 624
Liabilities			
Provisions			
Pension liabilities	D	1 160 756	656 985
Total provisions		1 160 756	656 985
Other long-term liabilities			
Convertible loans	E	255 393 499	214 628 697
Total other long-term liabilities		255 393 499	214 628 697
Total long-term liabilities		256 554 255	215 285 682
Current liabilities			
Liabilities to financial institutions	E	0	1 830 296
Accounts payable	I	3 950 891	2 048 019
Tax payable	J	0	0
Social security, VAT and other taxation payable		1 380 966	1 212 915
Other current liabilities	I	32 505 482	1 781 804
Total current liabilities		37 837 340	6 873 034
Total liabilities		294 391 595	222 158 716
Total equity and liabilities		1 294 959 185	841 849 340

Høvik, April 28, 2005

Tore Schiøtz
Chairman of the Board

Rune Bjerke
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Paul Kloppenborg
Member of the Board

Halvor T. Svartdal
Member of the Board

Richard Olav Aa
Member of the Board

Alf Bjørseth
President and CEO

Statement of Cash flow REC AS

(IN NOK)	NOTES	2004	2003
Cash flow from operating activities			
Profit/(loss) before tax		-35 953 480	-48 965 668
Taxes paid		0	0
Depreciation and amortization		242 364	193 553
Write downs financial fixed assets		455 000	0
Changes in accounts receivable		4 711 032	-5 609 002
Changes in accounts payable		1 902 872	-389 534
Changes in pension scheme assets/liabilities		503 771	257 978
Changes in other accrued income and expenditure		12 350 274	-4 438 025
Net cash flow from operating activities		-15 788 167	-58 950 698
Cash flow from investing activities			
Capital expenditure on financial fixed assets		-127 300 513	-142 909 425
Proceeds from sale of other fixed assets		-113 600	-211 332
Net cash flow from investing activities		-127 414 113	-143 120 757
Cash flow from financing activities			
Increase in short and long-term loans		73 274 480	187 571 111
Repayment of short- and long-term loans		-1 830 296	-44 383 351
Increase in equity		308 874 444	61 160 573
Net cash flow from financing activities		380 318 628	204 348 333
Net change in cash and cash equivalents		237 116 348	2 276 878
Cash and cash equivalents 01.01.	8	40 494 659	38 217 783
Cash and cash equivalents 31.12.	8	277 611 009	40 494 659

Notes to the REC AS accounts

Note A: ACCOUNTING PRINCIPLES

Basic principles - assessment and classification - other Issues The financial statements. which have been presented in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect as of December 31st 2004. consist of the profit and loss account. balance sheet. cash flow statement and notes to the accounts The necessary specification has been provided in notes to the accounts. thus making the notes an integrated part of the financial statements

The financial statements have been prepared based on the fundamental principles governing historical cost accounting. comparability. continued operations. congruence and prudence Transactions are recorded at their value at the time of the transaction Income is recognized at the time of delivery of services Costs are expensed in the same period as the income to which they relate Costs that cannot be directly related to income are expensed as incurred The different accounting principles are further commented on below

In cases where actual figures are not available at the time of the closing of the accounts. generally accepted accounting principles require management to make estimates and assumptions regarding the effect of these items on the profit and loss account as well as the balance sheet Actual results could differ from these estimates

Assets/liabilities related to current business activities and items which fall due within one year are classified as current assets/liabilities Current assets/short-term debts are recorded at the lowest/highest of acquisition cost and fair value The definition of fair value is the estimated future sales price reduced by expected sales costs Other assets are classified as fixed assets Fixed assets are entered in the accounts at historical cost. with deductions for depreciation In the event of a decline in value which is not temporary. the fixed asset will be subject to a write-down The same principle applies to liabilities

Accounting principles for material items
Cost recognition/matching
Costs are expensed in the same period as the income to which they relate is recognized Costs that cannot be directly related to income are expensed as incurred

Other income (costs)
Material income and cost which are not related to day to day operations are classified as other operating income (costs) Items that are unusual. irregular and material are classified as extraordinary items

Financial assets The company's investments in subsidiaries and associated companies are valued at the lowest of fair value and acquisition cost

Accounts Receivables Trade receivables are accounted for at face value with deductions for expected loss

Deferred tax and tax expense Deferred tax is calculated based on temporary differences between book values and values according to the tax basis for assets and liabilities at year end For the purposes of calculating deferred tax. nominal tax rates are used Positive and negative differences are offset to the extent they reverse within the same time-frame Temporary differences that will constitute a future tax deduction give rise to a deferred tax asset Change in deferred tax liability and deferred tax asset. together with taxes payable for the fiscal year adjusted for errors in previous years tax calculations constitutes taxes for the year

Pension liability and pension costs The company has a pension plan that entitles its members to defined future benefits. called defined benefit plans The calculation of the liability is made on a linear basis. taking into account assumptions regarding the number of years of employment discount rate. future return on plan assets. future changes in salaries and pensions. the size of defined benefit contributions from the government and actuarial assumptions regarding mortality. voluntary retirement and so on Plan assets are stated at fair market values

Net pension liability comprises the gross pension liability less the fair value of plan assets Net pension liabilities from under funded pension schemes are included in the balance sheet as long-term interest free debt while over funded schemes are included as long-term interest free receivables. if it is likely that the over funding can be utilized

Changes in the liability caused by changes in the pension plan. are distributed over the estimated remaining years of service Changes in the pension liability and plan assets due to changes in estimates. are distributed over the remaining average years of service. provided the changes exceeds 10% of the gross pension liability/plan assets

Net pension cost. which consists of gross pension cost. less estimated return on plan assets adjusted for the impact of changes in estimates and pension plans. are classified as an operating cost. and is presented in the line item payroll and related cost

Cash flow statement The cash flow statement is compiled using the indirect method Cash and cash equivalents include cash. bank deposits and other short-term investments with terms not exceeding 3 months that immediately. and with no material exchange rate exposure. can be exchanged for cash

Note B: RESTRICTED FUNDS

Bank deposit restricted to employees' tax deduction is NOK 713 220. NOK 6 700 000 is restricted as collateral for the financing of a subsidiary The company has placed a USD 3 000 000 cash deposit in Bank of America. booked at NOK 18 314 697. as collateral for a credit limit used by Solar Grade Silicon LLC The company has available a credit facility with a limit of NOK 10 000 000

Note C: TANGIBLE FIXED ASSETS AND INTANGIBLE FIXED ASSETS

	LICENSE	OFFICE EQUIP.	CARS	2004 TOTAL	2003 TOTAL
Cost as of 01.01.	211 332	439 280	209 950	860 562	649 230
Additions to purchased fixed assets	0	113 600	0	113 600	211 332
Disposals	0	0	0	0	0
Cost as of 31.12.	211 332	552 880	209 950	974 162	860 562
Accumulated depreciation as of 31.12.	82 185	445 977	202 550	730 712	488 347
Net book value as of 31.12.	129 147	106 903	7 400	243 450	372 215
Depreciation for the year	70 444	109 521	62 400	242 364	193 553
Useful economic life. years	Up to 3	Between 3-7	Up to 3		
Depreciation plan	Linear	Linear	Linear		
Operating lease amount NOK 508 450					

Note D: SALARIES / NUMBER OF EMPLOYEES / BENEFITS / EMPLOYEE LOANS / PENSIONS

	01 01-31.12	
PAYROLL AND RELATED COST	2004	2003
Payroll	10 993 968	9 822 225
Social security costs	1 991 217	1 623 878
Pension costs	1 543 907	1 151 164
Other employee related costs	152 955	132 980
Payroll and related cost	14 682 046	12 730 247

Average number of employees in 2004 was 14

CURRENT YEAR PENSION EXPENSES	2004	2003
Present value pension earnings of the year	1 472 530	1 098 440
Interest expences incurred pension cost	143 002	99 212
Expected return	-138 091	-93 834
Redemption og estimate divergence	30 757	9 588
Net Pension Expence	1 508 198	1 113 406
Administrative Expences	35 709	28 568

BALANCE (NOTE INFORMATION) PENSION LIABILITIES	31.12.04	31.12.03
Incurred pension commitment excl expected future salary increase	3 256 378	2 315 982
Expected effect of future salary increase	1 105 259	535 211
Incurred pension commitment incl expected future salary increase	4 361 637	2 851 193
Market value pension funds	2 539 928	1 862 032
Net incurred pension commitment	-1 821 709	-989 162
Unrecognised effect of estimate deviations	804 394	332 177
Accrued payroll tax	-143 441	0
Net pension liabilities	-1 160 756	-656 985

TECHNICAL ASSUMPTION	01.01.04	01.01.03
Discount rate	5 50%	6.00%
Expected return	6 50%	7.00%
Wage adjustment	3 30%	3 30%
Pension adjustment	2 50%	2 50%
Adjustment of pension benefits	2 50%	2 50%
Voluntary retirement employees<40 years old	2 00%	2 00%
Voluntary retirement employees>40 years old	0 00%	0 00%

BENEFITS	PRESIDENT & CEO	BOARD OF DIRECTORS
Salary	1 079 721	443 288
Share of pension	115 657	0
Other benefits	12 013	0

The President & CEO do not have any agreements of bonus or salary if he leaves the company

Audit

The audit fee and other audit related services *2004	407 134
Fees regarding other services provided by the auditor	931 016

* Audit and other audit services contain:
- Audit work related to Norwegian auditing standard RS 700 to give a qualified opinion regarding the financial statements
- Audit work related to tax form signature according to RS 801
- Audit work related to confirmations according to RS 802

Note E: LIABILITIES

The company has no liabilities due more than five years after the end of the fiscal year.

	2004	2003
Loan to credit institution	0	1 830 296
Other short terms liabilities	0	0
Total	0	1 830 296

Convertible loans

On September 24th 2003 the company entered into a loan agreement with Goldman Sachs International. Mithril GMBH and Good Energies Investments BV. total loan amounted to € 31 million Interest rate on the convertible loan is 79% p a Interest expenses for 2004 amounts NOK 20 528 893 As per December 31st 2004 the loan was booked at NOK 255 393 499 The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at € 14 283 per share. with currency rate NOK 8 26 which are equal to NOK 118 per share The loan is due for repayment in whole at March 31st 2006 The loan agreement predetermines conversion rates at any new issues of shares and/or merger dilution effects

Note F: SUBSIDIARIES AND ASSOCIATES

Shares in subsidiaries

THE NAME OF THE COMPANY	OWNERSHIP/ VOTING SHARE	BUSINESS OFFICE	EQUITY ACCORDING TO THE LATEST FINANCIAL STATEMENTS	PROFIT (LOSS) ACCORDING TO THE LATEST FINANCIAL STATEMENTS	BOOK VALUE
Silicon Technology AS	100 0%	Bærum	65 102 526	4 323 261	69 231 000
ScanWafer AS	100 0%	Høvik	401 744 000	34 329 000	596 363 644
ScanCell AS	100.0%	Narvik	38 056 930	-5 945 121	64 748 000
ScanModule AB	100.0%	Arvika	19 723 079	-13 772 919	38 528 048
SolEnergy AS	100 0%	Bærum	-18 460 661	-9 097 736	7 358 919
REC Ventures AS	100.0%	Meløy	25 983 797	16 095 222	3 581 863
Total					779 811 474

Note G: SHARES AND INTERESTS IN OTHER COMPANIES

	OWNERSHIP SHARE	ACQUISITION COST	BOOK VALUE
Assosiates			
Fixed assets			
CSG Solar AG	21.0%	8 511 513	8 511 513
Total		8 511 513	8 511 513
Other			
SiTech AS	11 7%	2 500 000	2 500 000
Edisun Power AG	5 0%	516 063	516 063
Affitech AS	1.7%	525 000	70 000
Total		3 541 063	3 086 063

Note H: RELATED PARTIES

The company render non-profit services to its subsidiaries In 2004 the total amount is NOK 4 9 million

Note I: BALANCES HELD WITH GROUP COMPANIES

SUBSIDIARIES	OWNERSHIP SHARE	LOANS TO SUBSIDIARIES 31.12.2004	LOANS TO SUBSIDIARIES 31.12.2003	RECEIVABLES FROM SUBSIDIARIES 31.12.2004	RECEIVABLES FROM SUBSIDIARIES 31.12.2003
SolEnergy AS	100 0%	35 403 066	28 354 970	0	0
ScanModule AB	100 0%	9 011 000	3 600 000	171 447	469 225
Silicon Technology AS	100 0%	126 202 859	94 000 000	0	0
ScanCell AS	100 0%	7 900 000	29 000 000	0	8 548 160
ScanWafer AS	100.0%	0	30 183 333	0	0
Total		178 516 925	185 138 303	171 447	9 017 385

The loan to ScanModule AB is a subordinated loan and does not carry interest

SUBSIDIARIES	OWNERSHIP SHARE	ACCOUNTS RECEIVABLE 31.12.2004	ACCOUNTS RECEIVABLE 31.12.2003
ScanCell AS	100 0%	0	1 512 274
ScanWafer AS	100.0%	926 458	1 763 605
SolEnergy AS	100 0%	0	1 097 667
Silicon Technology AS	100 0%	0	1 040 765
Solar Vision Ltd.	100.0%	1 079 087	1 074 214
Total		2 005 545	6 488 525

SUBSIDIARIES	OWNERSHIP SHARE	OTHER CURRENT LIABILITIES 31.12.2004	OTHER CURRENT LIABILITIES 31.12.2003
Silicon Technology AS	100.0%	0	153 421
REC Ventures AS	100 0%	25 888 300	0
SolEnergy AS	100.0%	0	19 157
Total		25 888 300	172 578

SUBSIDIARIES	OWNERSHIP SHARE	CREDITORS 31.12.2004	CREDITORS 31.12.2003
Solar Grade Silicon LLC	70 0%	11 363	0
ScanWafer AS	100 0%	0	18 106
ScanCell AS	100.0%	106 028	0
Total		117 391	18 106

Note J: TAXATION

	01.01-31.12	
	2004	2003
Current tax:		
Profit/(loss) before taxes	-35 953 480	-48 965 668
Permanent differences	595 555	256 662
Financial gain(-)/loss(+) on sales of shares	0	0
Tax gain(+)/loss(-) on sales of shares	0	0
Reversal of previous years writing off	0	0
Changes in temporary differences	554 174	-11 549
Basis for current tax	-34 803 751	-48 720 555
Tax 28%	0	0
Compensation for taxes on dividends received	0	0
Tax charge for the period	0	0
The tax charge for the year can be analyses as follows:		
Tax charge for the period	0	0
Deferred tax - gross changes	13 207 234	13 641 042
Total tax expense for the year	13 207 234	13 641 042

Specification of the basis for deferred tax asset/liability

OFFSETTING DIFFERENCES:	2004	2003
Fixed assets	-188 760	-100 142
Investment in subsidiaries and associates	0	12 435 643
Receivables	38 215	0
Accruals	0	0
Pension liability	-1 160 756	-656 985
Loss carried forward	-148 891 303	-114 087 552
Unused allowance on dividend	-133 200	-133 200
Total	-150 335 804	-102 542 236
Deferred tax asset	-42 094 025	-28 711 826
Net transactions in capital equity (tax base)	0	-624 876
Deferred tax asset related to net transaction in capital equity	0	-174 965
Deferred tax asset in the balance sheet	-42 094 025	-28 886 791

There was a deferred tax liability concerning some of the companies investments in subsidiaries and associates As a consequense of the new Norwegian tax rules deferred tax liabilities related to shares in subsidiares and associates have been removed

Note K: EQUITY AND SHAREHOLDER INFORMATION

EQUITY:	SHARE CAPITAL	OWN SHARES	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity as of 01.01.2004	26 436 185	-765 970	372 391 087	261 510 226	-39 880 904	619 690 624
Increase in share capital	10 850 083		294 780 016		75 681 153	381 311 252
Transfer of own shares		765 970		21 545 989		22 311 959
Profit/loss for the year					-22 746 246	-22 746 246
Equity as of 31.12.2004	37 286 268	0	667 171 103	283 056 215	13 054 003	1000 567 590

Shareholders:
The principle shareholders in Renewable Energy Corporation AS as of 31.12.2004:

	NUMBER OF SHARES	OWNERSHIP	VOTING SHARE
Good Energies Investments B V	5 953 794	39.92%	39.92%
Elkem ASA	3 448 442	23.12%	23.12%
Hafslund Venture AS	3 235 634	21.69%	21.69%
CelMar AS	444 573	2.98%	2.98%
Rebelijo AS	369 398	2.48%	2.48%
Sumitomo Corporation	306 392	2.05%	2.05%
Mithril GmbH (client account in Deutche Bank)	187 750	1.26%	1.26%
Total owner's share exceeding 1%	13 945 983	93.51%	93.51%
Others	968 524	6.49%	6.49%
Total number shares	14 914 507	100.00%	100.00%

Shares and options owned by the Managing Director and members of the board:

NAME	TITLE	NUMBER OF SHARES
Alf Bjørseth (through CelMar AS)	President & CEO	444 573
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	34 071
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927
Halvor T. Svartdal (through Hektor AS)	Board member	68 000

FREE EQUITY PER 31.12.2004	31.12.2004	31.12.2003
Contributed capital	283 056 215	261 510 226
Other capital	13 054 003	-39 880 904
Deferred tax	-42 094 025	-28 886 791
= The company free equity	254 016 193	192 742 531



KPMG AS

P O Box 7000 Majorstuen
N-0306 Oslo

KPMG Huset - Sorkedalsveien 6
N-0369 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
www kpmg no
Enterprise NO 935 174 627 MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation AS

AUDITOR'S REPORT FOR 2004

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Renewable Energy Corporation AS as of 31 December 2004, showing a loss of TNOK 22 746 for the parent company and a loss of TNOK 48 121 for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway.
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations.

KPMG

Audit of the proforma financial statements

Respective management and auditors responsibilities
As described in the principle note Renewable Energy Corporation AS increased its shareholding in ScanWafer AS from 32,6 % to 71,2 % at the end of September 2003.
Renewable Energy Corporation AS has prepared proforma financial statements for 2003. These financial statements include figures as if Scanwafer AS was fully consolidated from 01 01 2003. The purpose of the proforma financial statements which consist of income statement, balance sheet, cash flow statement and disclosures, is to show the most material impacts on the accounts if the acquisition of ScanWafer AS had taken place at the beginning of 2003.

The proforma financial statements will, however, not necessarily reflect the economical position and the result of Renewable Energy Corporation AS operations or cash flows which should be realized if the acquisition in fact had been completed earlier. The proforma financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion based on the assumptions taken.

Basis of opinion
We have audited the proforma financial statements for the year 2003. We have also audited the application of the proforma adjustments as will appear from the principle note.

We conducted our audit of the proforma financial statements for 2003 and the application of the proforma adjustments in accordance with the Norwegian Auditing Standard RS 800 "The Auditor's Report on Special Purpose Audit Engagements". We believe that our audit provides a reasonable basis for our opinion

Opinion
In our opinion:

- the pro forma financial statements are prepared in accordance with the assumptions described in the principle note
- the accompanying pro forma adjustments are in accordance with these assumptions and are correctly incorporated in the proforma financial statements for 2003

Oslo, 28 April 2005
KPMG AS

Arve Gevoll
State Authorised Public Accountant (Norway)

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only

Group Management



Alf Bjorseth (64)
President & CEO
Doctor's degree in Analytical and Physical Chemistry. Graduate in Physical Chemistry University of Oslo
Co-founder of ScanWafer and first CEO of ScanWafer AS



Jon André Lokke (35)
Senior Vice President & CFO
BSc (with honours) in Business Economics and Economics
Southampton University
Master of Business Administration
Glasgow University

Bjorn R. Berntsen (62)
Senior Vice President – Administration
Master in Business, Norwegian School of Economics and Business Administration



Erik Sauar (36)
Senior Vice President & CTO.
Doctor's degree in Physical Chemistry, Norwegian University of Science and Technology. Master of Science in Chemical Engineering, Norwegian Institute of Technology
Master of Science in Anthropology, University of Trondheim



Reidar Langmo (51)
Senior Vice President – Business Development
Master of Science, Structural and Civil Engineering Norwegian University of Science and Technology. Co-founder of ScanWafer AS



Tor Hartmann (52)
Executive Vice President – Silicon Master of Science in Management of Information Systems West Virginia College of Graduate Studies
Master of Science in Chemical Engineering Syracuse University



John Andersen, Jr (38)
Executive Vice President – Wafers
Master of Business and Economics (Finance), Norwegian School of Management



Thor Christian Tuv (43)
Executive Vice President – Cells, Modules & Systems
Master of Management, Norwegian School of Management
Master of Science Electronics Norwegian University of Science and Technology

Operational Organisation


Alf Bjørseth
President & CEO
Bjørn R. Berntsen
Senior Vice President
Administration
Reidar Langmo
Senior Vice President
Business Development
Jon André Løkke
Senior Vice President
& CFO
Erik Sauar
Senior Vice President
& CTO
Tor Hartman
Executive Vice President
Silicon
John Andersen, Jr.
Executive Vice President
Wafers
Thor Christian Tuv
Executive Vice President
Cells Modules & Systems
Solar Grade Silicon
ScanWafer
ScanCell
ScanModule
SolarVision

Addresses

REC AS
Veritasveien 14
PO Box 280
N-1323 Hovik Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01

ScanWafer AS
Veritasveien 14
PO Box 280
N-1323 Hovik Norway
Tel: +47 67 81 53 70
Fax: +47 67 81 53 77

ScanWafer AS
Glomfjord plant
Ørnesveien 3
N-8160 Glomfjord Norway
Tel: +47 75 71 90 00
Fax: +47 75 71 90 13

ScanWafer AS
Herøya plant
Herøya Næringspark
N-3908 Porsgrunn Norway
Tel: +47 35 51 69 00
Fax: +47 35 51 69 01

SolEnergy AS
Veritasveien 14
PO Box 280
N-1323 Hovik Norway
Tel: +47 67 81 52 63
Fax: +47 67 81 52 01

Solar Grade Silicon LLC
3322 Road 'N' N.E.
Moses Lake, WA 98837
Tel: +1 509 766 9326
Fax: +1 509 766 9347

ScanCell AS
Teknologivn. 4
PO Box 73
N-8501 Narvik
Norway
Tel: +47 76 96 45 00
Fax: +47 76 96 45 01

ScanModule AB
Hillringsberg
S-670 20 Glava
Sweden
Tel: +46 570 42106
Fax: +46 570 42107

SolarVision (PTY) LTD
Goud Street 58
Laboria
0704 Polokwane
South Africa
Tel: +27 15 293 2248
Fax: +27 15 293 2249



Copyright: The Munch Museum and the Munch-Ellingsen Group

REC SUPPORTS THE RESTORATION AND CONSERVATION OF EDVARD MUNCH'S PAINTING "THE SUN"

The monumental painting "The Sun" is among the central works that made the Norwegian painter Edvard Munch (1863-1944) a world name in the visual arts. The work is exhibited in the auditorium of the Munch Museum in Oslo. To preserve it for later generations of art lovers, the painting needs to undergo significant conservation. Through an agreement with the museum, REC is contributing financially to this conservation.

Terms and expressions

CRUCIBLE A quartz vessel used for melting and crystallization of polysilicon when producing multicrystalline silicon ingots

CRYSTALLIZATION The key process in the production of multicrystalline ingots. The crystallization starts from the bottom of the crucible and proceeds towards the top as it is gradually cooled (directional solidification) The multicrystalline qualities of the silicon result from this process

dm² Square decimetres, measurement used for unification of different wafer sizes.

ELECTRONIC GRADE SILICON (EG) Silicon with a purity of between 99.9999999% to 99.999999999%. (9N to 11N purity)

FEED-IN TARIFF Subsidy scheme where investors in solar power systems receive a guaranteed, fixed price from the utilities for the electricity fed into the grid

FLUIDISED BED REACTOR (FBR) TECHNOLOGY *A process for solidification of* silicon from silane gas using a chemical reactor where solid particles (silicon) are floating in an upward gas flow (silane) inside a tailor-made chamber.

GRID-CONNECTED SYSTEM Solar power system connected to the electric grid. Used in areas where other electricity systems are available

IEA International Energy Agency.

INGOT The silicon block created when polysilicon is melted and crystallized in a furnace. The ingot is cut into smaller blocks which in turn are sliced into wafers

kW Kilowatt (1 000 watts)

kWh Kilowatt-hours. A unit of energy equal to that expended by one kilowatt in one hour.

MONOCRYSTALLINE SILICON Processed silicon where all the material consists of only one crystal.

MULTICRYSTALLINE SILICON Processed silicon where the material consists of several small (typically 1-20 mm) grains.

MW MEGAWATT (106 WATTS). Used as volume measure in the PV industry implying the potential peak effect produced by the produced solar cells.

OFF-GRID SYSTEM Solar power system not connected to the electric grid. Normally used in areas where grid-connected electricity is unavailable

PHOTON INTERNATIONAL International industry publication covering the PV industry

POLYSILICON Highly purified silicon used in the electronic and solar industry.

PHOTOVOLTAIC (PV) EFFECT The generation of electricity when radiant energy, such as *sunlight, falls on the boundary between two* different substances (e.g. two different semiconductors).

RENEWABLE ENERGY WORLD International industry publication covering, among other industries, the global PV industry.

SIEMENS REACTOR Conventional reactor used for deposition of silane on long silicon rods. Used by most manufacturers of silicon feedstock.

SILANE A compound gas consisting of hydrogen and silicon. An intermediary stage in the production of polysilicon.

SILICON The most abundant element next to oxygen in the earth's crust. The raw material for solar grade silicon as well as electronic grade silicon

SILICON WAFER A thin slice of silicon used as the key component in a solar cell module. The wafers produced by ScanWafer have a thickness of 240-280 micron

SLURRY Cutting fluid used when sawing silicon blocks into wafers. Consists of silicon carbide and polyethylene glycol.

SOLARBUZZ An international solar energy market research and consulting company.

SOLAR CELL Semiconductor device that creates electricity when exposed to sunlight. Normally made from silicon wafers.

SOLAR GRADE SILICON (SOG) Silicon with a 99.9999% to 99.999999% purity.

SOLAR ENERGY Throughout this document the term solar energy refers to the generation of electricity based on the photovoltaic effect In other literature, solar energy may also include additional technologies for converting solar radiation into electricity or heat.

SOLAR MODULE Interconnected solar cells encapsulated and protected in transparent materials that protect against humidity, air and mechanical damage. Normally, solar modules are made with a glass front and aluminium frame.

THIN-FILM Photovoltaic technology where the conversion of solar energy takes place in a thin film of semiconductor material assembled in several layers. Conventional solar modules are made with wafers as the semiconductor material.

WIRE SAWING The process where crystallized silicon blocks are cut into thin wafers using a saw with a network of thin metal wires

Wp Peak effect from solar cells measured in watt.

μm Micrometer (micron) 10^{-6} m.


REC
Renewable Energy Corporation

Renewable Energy Corporation AS Veritasveien 14 PO Box 280 N-1323 Høvik Norway
Tel: +47 67 81 52 50 Fax: +47 67 81 52 01 www.recgroup.com

Schedule B

Item No. 11. Press release – General Meeting in REC



General Meeting in REC.

Ordinary General Meeting in Renewable Energy Corporation AS was held at the Company's offices at Høvik on Thursday, April 20, 2006 at 14:00.

1. Opening of the meeting and registration of attending shareholders

Chairman of the Board, Mr Tore Schiøtz, opened the meeting.

The following shareholders and proxies attended, see enclosed list.

Thus a total of 19,994,076 shares, of which 19,917,495 by proxies, were represented. 94,96 % of the Company's entire share capital was represented.

Also REC's President and CEO Erik Thorsen, EVP – Finance & Administration Bjørn Brenna, General Counsel Christopher Groth and Auditor Arve Gevoll attended the meeting.

2. Election of chairman of the meeting and shareholder to co-sign the Minutes of the meeting

Tore Schiøtz was elected to chair the meeting and Bernhard Chr Funder was elected to co-sign the minutes with the chairman of the meeting.

3. Approval of the notice to the meeting and the agenda

The shareholders unanimously approved the notice and the agenda.

4. Approval of Annual Accounts and Directors' report for 2005

President & CEO Erik Thorsen presented the Accounts and Directors' report for 2005 and answered questions.

The following resolution was unanimously passed:

The Annual Accounts and the Directors' report for 2005 for Renewable Energy Corporation AS were approved.

5. Directors' remuneration

Based on the proposed remuneration, the resolution on remuneration for the Directors for the period May 22, 2005 through April 20, 2006 was unanimously passed:

Chairman of the Board	*NOK 300,000*

Other Board Members	*NOK 150,000*
Members of Board Committees	*NOK 37,500*

6. Auditor's remuneration

Based on the accounted remuneration to the auditor in 2005, the following resolution was unanimously passed:

The Audtior's remuneration in the year 2005 in the amount of NOK 1,803,199 for auditing was approved.

7. Split of shares 1: 20

The General Meeting accepted the proposal by the Board to split the Company's shares 1: 20, and unanimously passed the following resolution:

The shares of the Company shall be split, so that one share of a par value of NOK 20 is split into 20 new shares, each with a par value of NOK 1.The split will be effective from April 21, 2006 at 06:00 am Norwegian time.

As a consequence of the above resolution, the General Meeting resolves that the Articles of Association § 4 shall read as follows:

"The Company's share capital isNOK 421,089,120 divided into 421,089,120.shares, each with a nominal value of NOK 1(NOK one). The shares shall be registered in the Norwegian Central Securities Depository."

8. Establishment of nomination committee

The General Meet5ing accepted the proposal by the Board to establish a Nomination Committee, and unanimously passed the following resolution:

A new § 6 is added to the company's articles of association with the following wording:

"The company shall have a Nomination Committee. The committee shall consist of three members. The members of the Committee shall be elected by the company's General Meeting, who also appoints the Committee's Chairperson. The Ordinary General Meeting shall also lay down the rules of procedure for the Committee's work."

The General Meeting approves the proposed guidelines for the Nomination Committee.

9. **Capital increase**

The Chairman informed of the ongoing listing process and of the background for the capital increase being planned in said connection.

It was explained that the capital increase will be conducted as a public offering on the basis of a Subscription Agreement with the managers ABG Sundal Collier and UBS ("Public Offering"). The capital increase will consist of several tranches in Norway and internationally

In total, up to 73,000,000 shares will be issued. The subscription price will be established

through a "book building" process, simultaneous with which the Company will enter into a Subscription Agreement with UBS and ABG Sundal Collier. The subscription price will ultimately be determined by the Board after advice from UBS and ABG Sundal Collier, and will be reduced in certain tranches in relation to other tranches. Among the factors to be considered in determining the subscription price, as described in the draft prospectus, will be the prevailing market and economic conditions, market valuations of other companies engaged in similar activities to the Company, and other relevant factors.

As the subscription price and the number of shares that can be sold in the Public Offering is not known at this time, the Board must be given the authority to fix the number of shares to be issued as well as, and after advice from UBS and ABG Sundal Collier, the subscription price within the ranges specified below, and to, after advice from UBS and ABG Sundal Collier, determine the size of each tranche in the Offering and the subscription price in each tranche of the offering, allocation in each market and the allocation of shares among the subscribers in each tranche of the Public Offering. Before the beginning of the subscription period, An initial price range may be fixed prior to the commencement of the offer period, subject to change during the offer period within the intervals of the Resolution below.

The General Meeting unanimously passed the following resolution:

The Company's share capital is increased by up to NOK 73,000,000 by the issuance of up to 73,000,000 shares, each with a par value of NOK 1. The subscription price for each share shall be from NOK 25 to NOK 150.

Within the intervals above, the Board is authorized to fix the number of shares to be issued and the subscription price. The Board may also decide to divide the total number of shares in separate tranches with different subscription prices so that a specific number of shares may be subscribed for at lower prices than other shares. This because such shares shall immediately be sold to non-institutional buyers and employees of the Company after subscription at a slightly lower price. The shares will be subscribed for by ABG Sundal Collier Norge AS and UBS Limited who will conduct a resale of the shares to such shareholders as the Company after advice from the Managers will determine.

The Public Offering, including the Board's resolution and subscription from the managers, shall take place between May 1, 2006 and July 1, 2006. Payment for subscribed shares shall take place at the latest 10 days after the date of subscription and through payment to a bank account established for such purpose according to the Board's detailed decision.

The Board is granted the authority to make such minor adjustments as the Public Offering may require.

The shares will have rights to dividends, full voting and other rights from the time the increase in share capital is registered in the Norwegian Register of Business Enterprises.

The existing shareholders' preferential right of first refusal shall be deviated from. The managers will receive a fee of 1.75 %, and a discretionary success fee of up to 0.4 %.

The Board is granted the authority to amend the Company's Articles to reflect the issuance of shares in connection with the Public Offering.

10. Authority to issue shares

The General Meeting unanimously passed the following resolution:

The Board is granted the authority to increase the share capital by a maximum amount of NOK 15,000,000 in one or more issuances and at subscription prices per share to be fixed

by the Board in connection with each issuance.

The authority is valid until the next Ordinary General Meeting, but in any case maximum 15 months from the date of this General Meeting. Existing shareholder's pre-emptive rights to subscribe for shares may be waived by the Board in connection with specified issuances pursuant to this authority.

The authority may be used for the following purposes:

a) Issuance of shares to the Company's employees in the US, with NOK 500,000.

b) Other purposes in the best interests of the Company with the remaining NOK 14,500,000.

When using the authority for purposes specified in section a, the subscription price shall be determined in accordance with agreed terms and incentive programs, including, if necessary due to local legislation or the above mentioned, at prices which may be lower than market value provided that the Board have particular reasons for this.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued for a consideration in the form of cash or for a consideration of the transfer of other assets. The authority also includes capital increases in connection with mergers.

This authority replaces all previously given authorities to issue shares."

11. Authority to acquire treasury shares

The General Meeting unanimously passed the following resolution:

The Board of Directors is given power of attorney to acquire shares in Renewable Energy Corporation ASA on behalf of the Company. The power of attorney covers purchase(s) of up to 10 % of the face value of the share capital of the Company, ref the Norwegian Private/Public Limited Liability Companies Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 300 per share. The shares shall be acquired and disposed of through ordinary purchase and sale.

The power of attorney is valid until the Ordinary General Meeting in 2007 or until it is recalled by a General Meeting resolution passed with simple majority. The Board shall ensure that the power of attorney is notified to, and registered by, the Norwegian Registry of Business Entities prior to acquiring any shares.

This authority replaces all previously given authorities to acquire treasury shares.

12. Election of Nomination committee

The following persons were unanimously elected members of the REC Nomination committee:

Rune Selmar, Chairman
Christian Berg
Marius Grønningsæter

13. Board members' term of service

In order to bring the Company's articles of association in line with usual Norwegian corporate regulations, the General Meeting unanimously resolved that the last sentence of § 5 of the Company's articles of association shall have the following wording:

"The Board Members are elected for a period of two years at a time."

14. Election of Board Members

The following Board Members were unanimously elected:

Tore Schiøtz, Chairman
Rune Bjerke
Marcel Brenninkmeijer
Roar Engeland
Ole Enger

In addition, with effect from May 9, 2006 at 08:00 Norwegian time, the General Meeting unanimously elected the following persons so that these will joint the Board effectively at said time:

Susanne Munch Thore
Line Geheb
Karen Helene Ulltveit-Moe

* * * * *

No more matters were to be dealt with, and the meeting was adjourned.

Høvik, April 20, 2006

Tore Schiøtz (Signed) Bernhard Chr Funder (Signed)

TEL: +47 67 81 52 50, FAX: +47 67 81 52 01, POST@RECGROUP.CO

Schedule B

Item No. 12. Press release - Jon André Løkke appointed Investor Relations Officer in REC


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REC

Jon André Løkke appointed Investor Relations Officer in REC.

Effective 24 April 2006, Jon André Løkke (35) has been appointed SVP & Investor Relations Officer (IRO) in Renewable Energy Corporation ASA (REC).

The IRO reports to EVP & CFO Bjørn Brenna.

Mr. Løkke holds a BSc in Business Economics and Economics from Southampton University and an International MBA from Glasgow University. He has been employed by REC as SVP & CFO since 1 January 2003.

Due to the fact that REC recently applied for a listing at Oslo Stock Exchange, the company considers having a dedicated IR-function to be of great importance. Therefore, Jon André Løkke will be member of REC Group Management.

Høvik, 24 April 2006
Bjørn Brenna
EVP & CFO

TEL: +47 67 81 52 50, FAX: +47 67 81 52 01, POST@RECGROUP.CO

Schedule B

Item No. 13. Press release – REC offering


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REC offering.

The board of directors of Renewable Energy Corporation ASA on 20 April 2006 resolved to offer 73,000,000 new shares and 1,600,000 secondary shares in the global offering of new shares to be completed in connection with the listing of the company's shares on Oslo Børs.

The indicative price range has been set at between NOK 69 to NOK 88 er share. The book building and application period will run from 24 April 2006 to 8 May 2006, both dates inclusive, subject to approval of the Prospectus by Oslo Børs and also subject to extension. It is expected that dealings in the shares on Oslo Børs will commence on or about 9 May 2006.

Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided.

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Renewable Energy Corporation ASA has not registered, and does not intend to register, any portion of the offering in the United States.

The annual general meeting of Renewable Energy Corporation ASA ('REC' or the 'Company') resolved on 20 April 2006 to issue up to 73,000,000 shares, each with a par value of NOK 1, in connection with the global offering of shares in the Company to be made in connection with the listing of the shares of REC on Oslo Børs. The general meeting authorized the Board of Directors to determine the final number of
shares to be offered and issued, as well as the indicative offer price range and the final subscription price. The Board was also authorized to divide the total number of shares in separate tranches with different subscription prices so that a specific number of shares may be
subscribed for at prices lower than other shares.

In a subsequent meeting of the board of directors of REC on 20 April 2006, the board of directors resolved, pursuant to the resolution and authorization from the general meeting, that the:

- Number of shares to be offered in the global offering shall be 73,000,000 new shares and 1,600,000 secondary shares
- Indicative Offer Price Range shall be between NOK 69 and NOK 88 per share
- Investors in the retail offering will be given a discount of 10% of the first round lot
- Bookbuilding and application period shall run from 24 April 2006 to 8 May 2006 (both dates inclusive and subject to approval of Prospectus by Oslo Børs and to extension)

A prospectus is being prepared in connection with the listing and the global offering, and will be published and made available prior to start of the bookbuilding and application period, as soon as necessary approvals have been obtained from Oslo Børs. It is expected that dealings in the shares on Oslo Børs will commence on or about 9 May 2006.

ABG Sundal Collier Norge ASA and UBS Limited are the Joint Global Coordinators and Joint Bookrunners for the global offering. Credit Suisse Securities (Europe) Limited and DnB NOR Markets ASA are co-lead managers, and Advokatfirmaet Schjødt AS and Holland & Knight LLP are acting as legal advisors to REC.

For further information, please contact:
Erik Thorsen, CEO
+47 90756685

TEL: +47 67 81 52 50, FAX: +47 67 81 52 01, POST@RECGROUP.CO

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Schedule B

Item No. 14. Press release – REC Annual Report


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REC

REC Annual report 2005.

2005 was an eventful and significant year in the development of REC. The position as a leading producer of polysilicon and manufacturer of wafers was strengthened, and the cell and module business was turned around to a highly efficient and profitable operation. Revenue growth was 93 percent.

Download full report here (11 MB).

REC AR2005_all.pdf

TEL: +47 67 81 52 50, FAX: +47 67 81 52 01, POST@RECGROUP.CO

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Schedule B

Item No. 15. Press release – REC Fourth Quarter Report 2005

REC

REC - Fourth Quarter Report 2005

The REC Group (REC) generated revenues of NOK 857 million in the fourth quarter of 2005, and increase of 147 percent compared with the NOK 347 million reported in the fourth quarter 2004.

Highlights

- Strong growth in revenues; +147 percent in Q4 2005
- EBITDA increased to NOK 364 million in Q4 2005 (NOK 28 million)
- Operating profit (EBIT) to NOK 275 million in Q4 2005 (NOK -5 million)
- Strong production growth and increased productivity
- Expansion projects well underway in all divisions
- IFRS entails significant negative non-cash effect on profits for 2005

Financial highlights – REC Group

The REC Group (REC) generated revenues of NOK 857 million in the fourth quarter of 2005, and increase of 147 percent compared with the NOK 347 million reported in the fourth quarter 2004.

The strong growth has been taken on in a profitable manner, and the EBITDA of NOK 364 million in the fourth quarter corresponds with an EBITDA-margin of 43 percent. These figures compare favourably with an EBITDA of NOK 28 million and an EBITDA-margin of 8 percent in the same quarter in 2004.

The EBIT was NOK 275 million in the fourth quarter of 2005 (NOK -5 million), whereas net financial items were NOK -41 million (NOK -22 million).

The profit before tax and effects of the foreign exchange and fair value effect of convertible loans was thus NOK 233 million in the fourth quarter of 2005, compared with NOK -27 million in 2004.

For the full year, the REC Group reports revenues of NOK 2 454 million, which was an increase of 93 percent over the 2004 figures.

The full-year EBITDA of NOK 830 million corresponds with an EBITDA-margin of 34 percent and compares with EBITDA of NOK 141 million and an EBITDA-margin of 11 percent in 2004.

EBIT was NOK 601 million for 2005, compared with NOK 40 million, and net financial items NOK -78 million (NOK -54 million). The profit before tax and effects of foreign exchange and fair value effects of convertible loans was NOK 523 million in 2005, compared with NOK -14 million in 2004.

Effects of transition from NGAAP to IFRS

Due to the transition from NGAAP to IFRS, the Group Income Statement is significantly affected by the recognition of foreign exchange and fair value effects of two outstanding foreign currency convertible loans of EUR 31 million and USD 140 million. As the loans are denominated in foreign currencies, they are fully accounted for as debt in the balance sheet, whereas the change in the estimated fair value of the convertible element of the loans has been fully charged to the profit and loss statement.

As indicated in the above table, the incorporation of changes in foreign exchange and fair value assessment of the convertible instruments had a negative effect on profit before tax of NOK 493 million for 2005. Due to higher deferred taxes, the negative effect of the transition on net profit after taxes was NOK 355 million.

Including the effects of changes in the fair value of the convertible instruments, the REC Group reported a profit before tax of NOK 30 million for 2005, compared with NOK -8 million for 2004. For Q4 2005 isolated, the effect of changes in foreign exchange and fair value of the convertible instruments was NOK 29 million (NOK 3 million), and the profit before tax NOK 263 million (NOK -24 million).

The high fair value estimate for the convertible element of the loans is a strong indication that the loans will be converted to equity during 2006. The EUR 31 million bond matures on March 31, 2006, whereas the USD 140 million loan may be converted on March 13, 2006, September 8, 2006 or at maturity on December 1, 2006.

Under IFRS, the REC Group will continue to charge changes to the fair value of the convertible loans to the Group Income Statement until the loans have been converted. There have also been certain transition changes related to IAS 3 - Business Combinations and IAS 31 - Interest in Joint Ventures.

Under IFRS, the subsidiary REC Solar Grade Silicon LLC ("SGS") has been consolidated according to the Joint Venture method during the period January - July 2005. There have also been other, minor, accounting effects of the transition to IFRS. None of the changes of the transition to IFRS have had any cash effect.

Segment reporting

The strong development in revenues and operational profitability reflects higher production, increased capacity utilisation and improved production yields across all business units, as well as the acquisition of REC Advanced Silicon Materials LLC (ASiMI) in August, the increased shareholding in SGS in August and acquisition of the smaller silicon ingot producer REC SiTech AS in Norway in July.

REC Silicon

REC Silicon produces solar grade polysilicon for the photovoltaic industry and electronic grade polysilicon for the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA.

REC Silicon reported revenues of NOK 503 million for the fourth quarter of 2005, representing close to a five-fold increase over the NOK 104 million in revenues reported for the fourth quarter of 2004. The EBITDA was NOK 238 million for the quarter, compared to NOK 16 in the same quarter in the previous year, and the EBITDA-margin thus increased to 47 percent in Q4 2005 from 16 percent in Q4 2004.

Financial highlights - REC Silicon

For the full year 2005, REC Silicon reported gross revenues of NOK 1 018 million, compared with NOK 339 million in 2004. The EBITDA for 2005 was NOK 413 million (26 million) and the EBITDA-margin 41 percent (8 percent).

The significantly higher revenues for Q4 2005 and 2005 reflect the acquisition of 75 percent of ASiMI, which was consolidated on a 100 percent basis with effect from August 1, 2005.

Through the acquisition, the REC Group also increased its shareholding in SGS from 70 percent to 100 percent. ASiMI was fully integrated into REC Silicon during the fall of 2005. In the wake of the acquisition, REC Silicon has laid off close to 70 permanent and temporary employees, and the division currently employs around 500 people evenly divided over the two geographic locations.

The total production of polysilicon for REC Silicon was 1 362 MT, compared with 1 129 MT in the previous quarter and 574 MT in the fourth quarter of 2004. 41 percent of the production was allocated to REC Wafer at market prices.

The average unit costs for the polysilicon production in SGS in the fourth quarter was roughly on par with the same period in 2004, despite higher energy prices and increased maintenance costs. This reflects positive effects of the continuous work to streamline the processes and improve production yields.

Total production of polysilicon at the ASiMI plant was 684 MT in the fourth quarter. In the third quarter the operations were consolidated in only two months, and reported production was 463 MT polysilicon. As in the previous quarter, the capacity was directed to the electronic industry under existing contracts.

During 2005, REC Silicon has run continuous test production with its proprietary new fluidised bed reactor (FBR) technology for production of granular polysilicon. The results have been encouraging, and application of the FBR technology in new projects may enable REC Silicon to lower investments and reduce in particular energy consumption and costs compared with the current reactor technology standards. Preparations for a new plant have been progressing over the course of 2005 and a final investment decision is expected in the first half of 2006.

REC Wafer

REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord.

REC Wafer reported revenues of NOK 462 million for the fourth quarter of 2005, compared with NOK 237 million in revenues reported for the fourth quarter of 2004. The EBITDA was NOK 131 million for the quarter, compared to NOK 21 in the same quarter in the previous year, and the EBITDA-margin increased to 28 percent in Q4 2005 from 9 percent in Q4 2004.

Financial highlights – REC Wafer

For the full year 2005, REC Wafer reported gross revenues of NOK 1 596 million, compared with NOK 884 million in 2004. The EBITDA for 2005 was NOK 417 million (149 million) and the EBITDA-margin 26 percent (17 percent).

The total wafer production increased significantly in 2005. Measured in electrical generation capacity, the output from the two plants totalled roughly 210 MW in 2005, compared with roughly 115 MW in 2004. The increased production reflects capacity expansions, increased production efficiencies and further reduction of wafer thickness.

In the fourth quarter of 2005, the wafer production was roughly 70 MW, which was an increase of 20 percent over the previous quarter and 87 percent over the same quarter in 2004. During the fourth quarter, the Glomfjord plant made the transition from 280µm to 240µm wafer thickness, following in the tracks of the Herøya plant where the transition was made in the previous quarter.

The improved utilisation of the polysilicon feedstock is expected to have a positive effect on unit costs in the longer term. The construction of a second wafer plant at Herøya began in July 2005 and proceeds according to plan. The new plant will increase the wafer capacity by roughly 190 MW.

The installation of equipment will commence shortly, and while REC Wafer sees a gradual increase in fixed costs during the construction period, the production volume will increase gradually over a 12 month period following the start-up in the second half of 2006. During Q4 2005, the REC Group also decided to expand capacity at the wafer plant in Glomfjord.

The investment program will be rolled out in phases over a two-year period, and is expected to increase production capacity by an additional 100 MW. The REC Group acquired REC SiTech AS with effect from July 1, 2005, adding monocrystalline silicon ingot capacity of 25 MW at facilities adjacent to the REC Wafer's existing wafer plant in Glomfjord. SiTech was integrated in the Wafer Division in the second quarter of 2005.

REC Solar

REC Solar produces solar cells at its plant in Narvik in Norway and solar cell modules at its facilities in Arvika, Sweden. REC Solar reported revenues of NOK 108 million for the fourth quarter of 2005, compared with NOK 71 million in revenues reported for the fourth quarter of 2004. The EBITDA was NOK 25 million for the quarter, compared to NOK 1 in the same quarter in the previous year, and the EBITDA-margin increased to 23 percent in Q4 2005, compared with 2 percent in Q4 2004.

Financial highlights – REC Solar

For the full year 2005, REC Solar reported gross revenues of NOK 404 million, compared with NOK 214 million in 2004. The EBITDA for 2005 was NOK 86 million (-9 million) and the EBITDA-margin 21 percent (-4%).

Measured in solar power capacity, the sales of solar cells and solar modules were roughly 20 MWp and 14 MWp respectively in 2005, compared with 11 MWp and 6 MWp in 2004. In the fourth quarter 2005 both plants ran at full capacity.

Compared with Q4 2004, production increased by 13 percent at REC ScanCell and by 60 percent at REC ScanModule. Both plants have made the transition in the production from 280µm to 240µm wafer thickness.

Customer satisfaction was high throughout the year, with regards to product quality as well as deliveries. In terms of profitability, 2005 marked the entry into positive territory. The improvement is a direct result of product portfolio changes, successful ramp-up of production and signficant production process improvements over the past year. Ongoing expansion projects continued for both the cell and module plants in the second half of 2005.

REC Solar expects to start production on additional lines already in the first half of 2006, and will see a gradual ramp-up of production over the remainder of the year. Production is expected to increase to approximately 35 MWp in 2006, while the capacity run-rate will be around 45 MWp in the second half of 2006.

The growth and profitability shows that REC Solar is on par with industry standards in terms of market position, product quality, and production systems, and the capacity expansions should enable the division to make further cost advances in 2006.

Solar Vision has completed the installation of solar home systems to 10,000 homes in South Africa, and experiences strong market demand.

Eliminations, other and financial items

At year-end 2005, the REC Group eliminated NOK 564 million of internal revenue and NOK 53 million in internal profit. Earnings from equity accounted companies include the proportionate to ownership amount of loss year-to-date from our CSG Solar AG investment in Germany.

Net interest expenses have increased as a direct result of a high number of financing transactions and higher debt levels related to the acquisition of ASiMI and additional capacity investments.

During the fourth quarter, the REC Group replaced a USD 140 million shareholder loan with a term loan facility of USD 170 million, underwritten on a 50/50 basis by ABN Amro and DnBNOR. The shareholder loan was provided by REC ASA's main shareholders Good Energies

Investments, Elkem and Hafslund.

Other financial income/expenses relate mainly to unrealized exchange rate gains from the market-to-market of foreign exchange contracts and debt in foreign currency. Please also see the above discussion of the effects of the transition to IFRS. The REC Group is currently in the process of refinancing the entire Group, and the new corporate financing facility will replace all current subsidiaries' financing and also provide additional funding for further expansion. The REC Group expects that this will reduce average interest rates going forward.

Outlook

The global market for PV solar cells continued to grow at a healthy pace in 2005, as evidenced by increasing demand for silicon feedstock, wafers, cells and modules. Forecasts by leading industry analysts indicate that the market will continue to show strong growth also in the quarters to come.

The REC Group continued to outpace the industry growth also in the fourth quarter of 2005 and the year as a whole, and will focus on increasing production capacity throughout the value chain during 2006. The supply of polysilicon has been increased through the acquisition of ASiMI, and the Group will decide on further capacity expansions during the first half of 2006.

The Group is also carrying out significant expansion projects in the downstream area where ramp-up largely will be completed in the first half of 2006. Further, wafer production will increase in the second half of the year as the second production facility at Herøya gradually comes on stream. These growth initiatives and other strategic investments will require additional equity financing, and the REC Group reiterates its intention to apply for a listing on the Oslo Stock Exchange during the first half of 2006.

Høvik, March 1, 2006 Board of Directors

For more information, please contact;

Erik Thorsen, President & CEO, +47 67 81 52 60

Jon Andre Løkke, SVP Finance, +47 67 81 52 65

TEL: +47 67 81 52 50, FAX: +47 67 81 52 01, POST@RECGROUP.CO

Schedule B

Item No. 16. Press release – REC Group – Effects from applying IFRS accounting principles


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REC Group – Effects from applying IFRS accounting principles

The transition from NGAAP to IFRS will entail certain accounting changes to the audited consolidated results of the REC Group. These changes will be applied in full to the Group Income Statement and the Balance Sheet for 2005 but will have no cash effect.

The most material effect of the transition to IFRS relates to the standards IAS 32 and IAS 39, concerning Financial Instruments. For the REC Group, this concerns the fair value of two foreign currency convertible bonds with a nominal value EUR 31 million and USD 140 million, respectively. Due to the fact that the bonds are nominated in foreign currencies, IFRS implies that they are fully accounted for as debt in the Balance Sheet as per 31 December 2005, whereas the estimated change in fair value of the convertible element is fully charged to the Group Income Statement for 2005.

The estimated effect of change in fair value of these convertible instruments will have a negative effect of approximately NOK 500 million on profit before taxes, whereas the negative effect on net profit after taxes will be around NOK 340 million due to a resulting increase in deferred taxes.

There will also be certain transition changes related to IAS 3 - Business Combinations and IAS 31 - Interest in Joint Ventures. Under IFRS, the subsidiary Solar Grade Silicon LLC ("SGS") will be consolidated according to the Joint Venture method during the period January - July 2005.

Other transition changes, including the implementation of IAS 16 - Property, Plant and Equipment and IAS 19 - Employee Benefits, are not considered to be significant.

The REC Group will present its preliminary results for 2005 on March 1 2006. For more information, please contact;

Jon Andre Løkke, SVP Finance, +47 67 81 52 65
Erik Thorsen, President & CEO, +47 67 81 52 60

TEL: +47 67 81 52 50, FAX: +47 67 81 52 01, POST@RECGROUP.CO

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Schedule B

Item No. 17. Press release – REC announces new business area formation



REC

REC announces new business area formation.

On October 11 th, 2005, Renewable Energy Corporation (REC) announced the formation of its silicon division business area (REC Silicon Division) comprising of the operations of REC Advanced Silicon Materials LLC (ASiMI) and REC Solar Grade Silicon LLC (SGS). The companies will hereafter do business as "REC Silicon Division", with "ASiMI" as its trade mark for silicon gases.

Gøran Bye will head the REC Silicon Division and has been appointed Executive Vice President of REC. He has been with the REC Group since 2002, has been a key member of the silicon business area and was closely involved in the process of acquiring Advanced Silicon Materials LLC from Komatsu.

Further internal announcements have been made in the REC Silicon Division Management team:

- Terie Ellis: Senior Vice President/Finance
- Tor Hartmann: Senior Vice President/Expansion Projects
- Dave Seburn: Director of Operations
- Kurt Levens: Director of Sales & Marketing
- Ron Reis: Director of Technology & Quality
- Dean Martinez: Manager of Administration
- Kent Stephens: Manager of Health, Safety & Environmental Affairs

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Schedule B

Item No. 18. Press release – Bjørn Brenna appointed Executive Vice President Finance and Administration


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New appointed Executive Vice President Finance and Administration in REC Group
Bjørn Brenna (49) has been appointed Executive Vice President Finance and Administration in Renewable Energy Corporation ASA with responsibility for Finance, IR, Administration, Legal, Strategic Project Management, and IT.

Bjørn Brenna holds an MBA in Economics from Norwegian School of Management. He has extensive experience from executive positions in public companies, primarily within the CFO and Business Development area. This includes IPO-processes, operational excellence processes, M&A, Project Management as well as various board positions.

Mr. Brenna comes to REC from Telenor ASA, where he for the last 7 years has held the position as Head of Group Finance. Prior to this he was CFO and Head of Business Development in Orkla Foods, CFO in Lillehammer Olympics Organizing Committee (LOOC), and Chief of Staff during the Olympic Games. He has also had various leading positions in offshore projects for Statoil and Mobil.

Considering REC's constantly increasing activity level and great opportunities related to creating strong growth in the years to come, Mr. Brenna's comprehensive background will add valuable competence and leadership to the company. Bjørn Brenna's first day in the office will be 1 March 2006.

Erik Thorsen

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Item No. 19. Press release – John E. Larsen appointed Group Treasurer in REC ASA


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John E. Larsen (42) appointed Group Treasurer in REC ASA

John E. Larsen (42) has been appointed Group Treasurer in REC ASA effective of 10 January 2006. John E. Larsen comes from Telenor, where he has held different positions within the Finance area. His first day in the office will be 10 January 2006.

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Item No. 20. Press release – Roar Engeland elected new Member of REC's board of directors


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Roar Engeland (46) elected new Member of the REC's Board

Roar Engeland (46), Executive Vice President in Orkla ASA and member of Orkla's Group Executive Board, is elected new Member of the REC's Board as from November 16, 2005. In Orkla, the mother company of Elkem, the second largest shareholder in REC, Roar is responsible for Corporate Development.

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Item No. 21. Press release – Svanaug Bergland appointed Senior Vice President Organizational Development and Corporate Communications.


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New appointed Senior Vice President

Svànaug Bergland (55) has been appointed Senior Vice President Organizational Development and Corporate Communications in Renewable Energy Corporation ASA (REC).

She previously had the same position in Tomra ASA, and will start her new assignment with REC on October 17.

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Item No. 22. Press release – Dr Alf Bjørseth, founder and former President and CEO of REC leaves the company


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Alf Bjørseth leaves the company

Dr Alf Bjorseth, founder and former President and CEO of the solar energy company Renewable Energy Corporation, has decided to leave the company to concentrate on new entrepreneurial projects.
In 1995, Dr Bjorseth, along with Mr Reidar Langmo, established ScanWafer in Glomfjord, which has since become the world's largest producer of silicon wafers for the solar energy industry.

Lately he has, as CEO of REC, also been promoting the acquisition and expansion of other businesses in the field of solar energy. Under his management, the REC Group has become the only fully integrated solar energy company in the world, with production in all parts of the value chain - from raw materials to complete solar modules.

Through the acquisition of a new feedstock production facility, the foundation has been laid for continued growth, and the company is planning a stock listing in the first half of 2006. The company's development is now at a crossroads, and Dr Bjorseth, along with the Chairman of the Board, has been actively involved in the search for a new CEO with the necessary skills and experience for managing a listed company. This process resulted in the employment of Mr Erik Thorsen, former CEO of Tomra Systems ASA, as new President and CEO of REC in June this year. Dr Bjorseth now wants to continue his entrepreneurial activities independently, and has therefore informed the Board and the management of REC that he wishes to leave the company as of September 30, 2005.

The Board, the management and all the employees thank Alf Bjorseth for the efforts he has put into the development of REC, and wish him all possible success in the future.

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Item No. 23. Press release – REC acquires ASiMI and starts construction of new wafer plant


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REC acquires ASiMI and starts construction of new wafer plant.


REC
Renewable Energy Corporation

- NEWS RELEASE -

REC has signed a definitive agreement with Komatsu regarding the acquisition of 75% of ASIMI. The acquisition significantly increases access to silicon feedstock for the REC Group. REC's subsidiary ScanWafer will simultaneously start construction of a new wafer plant adjacent to its existing plant at Herøya, Norway.

On February 10, 2005 Renewable Energy Corporation AS ("REC") and Komatsu Ltd. signed a letter of intent regarding REC's acquisition of 75% of Komatsu's U.S. subsidiary, Advanced Silicon Materials LLC ("ASiMI"). Since then the parties have held negotiations aiming to execute definitive agreements. As a result, REC formally signed the definitive agreement on June 25, 2005 with Komatsu America Corp., Komatsu's U.S. subsidiary with 100% ownership interest of ASiMI. The transaction is scheduled to close at the end of July.

Post-acquisition, REC intends to continue to operate ASiMI's silane gas business as it is operated today, while the polysilicon business gradually will be shifted from electronics applications to PV applications. ASiMI will, however, continue to supply polysilicon for electronics applications to all of its present customers in accordance with existing agreements. ASiMI's production facility is situated in Butte, Montana. The company has around 400 employees and a turnover of approximately US$ 138 mill (fiscal year ending March 2005).

REC's core activities are within the production of solar grade silicon and silicon wafers. REC still is the only company in the world with a dedicated producer of solar grade silicon and with the ASiMI acquisition REC now operates two silicon feedstock plants in the U.S. "Access to solar grade silicon, which is the raw material of silicon wafers production, is a critical resource and increasingly so going forward. With the acquisition of ASiMI, we have further strengthened our competitive position in this market and laid the foundation for further expansions in our production of multi- and monocrystalline wafers" REC President and CEO Erik Thorsen said.

REC's subsidiary ScanWafer, the leading silicon wafer manufacturer in the world, will immediately start building a new world-scale wafer plant at Herøya, Norway, adjacent to its existing plant. Approx. € 90 mill will be invested in buildings, infra-structure and equipment. The name-plate capacity for the new plant will be approx. 190 MW. Test production is expected to commence in Q3 2006. REC's new wafer plant will employ approx. 180 people. The capacity from the new plant at Herøya will cement REC's position as the world's leading manufacturer of silicon wafers for solar cells.

"We are experiencing a significant increase in international demand for solar energy products, particularly from Germany, Japan and the US. In these markets, private consumption of solar energy has shown very strong growth over the past few years," Thorsen continues. "Historically, the annual growth in the total international solar energy demand has been more than 30 per cent, and there are currently no indications that the growth in demand will not continue in the coming years."

Contacts:
Polysilicon: Mr. Reidar Langmo, SVP Business Development (+ 47 90 68 91 60)
Wafers: Mr. John Andersen, Jr., EVP Wafers/CEO ScanWafer AS (+ 47 90 17 40 80)

Web pages:
www.recgroup.com / www.asimi.com

Høvik, 28 June 2005
Renewable Energy Corporation AS

Erik Thorsen
President & CEO



Schedule B

Item No. 24. Press release – Erik Thorsen appointed new CEO of REC


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Erik Thorsen appointed new CEO of Renewable Energy Corporation AS

(Oslo, May 19, 2005) The Board of Renewable Energy Corporation AS (REC) has appointed Erik Thorsen as new CEO for the group. Mr. Thorsen comes from a position as CEO of Tomra Systems ASA, and will join REC in the middle of June this year.

"Erik Thorsen has headed a Norwegian listed company in a period of strong growth over several years. His qualities will be of high value to REC in the period ahead. REC is currently growing at a very high rate, and plans an IPO within the next 12 months. Erik Thorsen will be the right person to lead REC in this critical period", says Tore Schiøtz, the chairman of REC's board of directors.

REC has recently presented group accounts for 2004 and Q1 results for 2005, both confirming healthy growth combined with steadily improving financial results. The global market for solar energy continues to be highly promising, and REC thus expects to maintain a high growth rate.

Alf Bjørseth, the founder of the company and its leader from the start, will continue to be engaged in REC, focusing on technological and strategic development.

(For further information and comments, please contact Tore Schiøtz, chairman of REC's board of directors, at +47 915 21 719.)

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Schedule B

Item No. 25. Press release – Strong growth in solar energy

Strong growth in solar energy:

REC reports growth in revenues and earnings for Q1 2005

(Oslo, May 18, 2005) Renewable Energy Corporation AS (REC) grew its revenues by 12 percent, from NOK 333 million to NOK 374 million, in the first quarter of 2005 compared to the same period in 2004. EBIT reached NOK 42 million, compared to a loss of NOK 9 million in Q1 2004, an improvement of NOK 51 million.

Dr. Alf Bjørseth, CEO of the REC Group, comments: *"Developments are healthy in all the group's business areas. Productivity and cost effectiveness are improved in Solar Grade Silicon (SGS) as well as in ScanWafer. Our two youngest businesses, ScanCell and ScanModule, have stepped up from small scale and pilot production to full commercial operation. The group is now well positioned to harvest the potential of a strong global market for solar energy."*

Solar Grade Silicon – increased production and lower cost

SGS is the world's only dedicated producer of polycrystalline silicon for solar cells. In its market, SGS attained a 30 percent market share in 2004. The company is owned by REC (70 percent) and Japanese-owned ASiMI LLC (30 percent), and operates a plant in Moses Lake, Washington, USA. In accordance with an agreement with ASiMI, REC will grow its ownership share to 75 percent in September 2005. An option agreement allows for a further subsequent increase to 100 percent.

Q1 revenues reached NOK 98 million, down from NOK 117 million in the same period last year. This was mainly due to a time lag in some deliveries, resulting in a build-up of stock. EBIT grew from NOK 7 to NOK 28 million. The improvement was caused by higher prices, improved production processes and somewhat lower R&D costs.

Capacity expansions are currently being planned at the company's facilities in Moses Lake. SGS estimates a production volume of 2,300 metric tonnes of silicon in 2005, 200 tonnes higher than in 2004. This will further contribute to higher revenues and improved cost-effectiveness.

The global demand for solar grade silicon is currently growing at a rate that is markedly higher than the growth in production capacity. At the beginning of 2005, the supply of silicon is lower than the demand. Industry analysts expect this situation to prevail through 2007, possibly longer. This will result in a continued price increase and improved earnings for SGS.

ScanWafer – industrialisation and higher capacity

In 2005, ScanWafer will be the world's largest manufacturer of multicrystalline silicon wafers for the production of solar cells, with a market share of over 20 percent within multicrystalline wafers. The company operates plants in Glomfjord and at Herøya in Norway.

ScanWafer's revenues grew by 44 percent, from NOK 207 to NOK 298 million, in Q1 2005 compared to the same period in 2004. The growth is related to the expansion of capacity at the Herøya plant. ScanWafer's production volume is measured in potential produced electricity from the wafers when mounted in solar cells. ScanWafer's production has grown from 80 MW in 2003 to 130 MW in 2004, and is expected to reach 200 MW in 2005.

Cost-effectiveness and capacity utilisation in production is constantly being improved. EBIT grew from NOK 9 million in Q1 2004 to NOK 38 million in Q1 2005. The strong improvement in earnings is somewhat held back by costs related to capacity expansion at the Herøya plant.

Positive developments in other businesses

Q1 2005 saw positive trends also in the other subsidiaries in the REC group; ScanCell AS, ScanModule AB and SolarEnergy AS.

Both ScanCell and ScanModule carried out significant capacity expansions and changes to the production process in 2004. ScanCell manufactures solar cells in Narvik, Norway, while ScanModule manufactures solar cell panels in Arvika, Sweden. Revenues rose sharply in both companies from Q1 2004 to Q1 2005 – from NOK 11 to NOK 72 million in ScanCell and from NOK 9 to NOK 72 million in ScanModule.

SolarEnergy installs solar-power systems in developing countries, with a focus on activities in South Africa. A change in accounting principles has resulted in lower revenue figures for Q1 2005 compared to Q1 2004. The actual activity level in 2005 is higher than the previous year.

Schedule B

Item No. 26. Press release – REC consolidates its operations



REC consolidates its operations

The Board of REC has decided to concentrate the group's business around SGS and ScanWafer. As a consequence, REC will reduce its ownership shares in the subsidiaries ScanCell and ScanModule in the course of 2005 or 2006.

"SGS and ScanWafer have both achieved global leadership positions through their size, market positions and competitive advantages. We have therefore decided to focus the group's resources on exploring the full long-term potential of these operations. ScanCell and ScanModule are both successfully established as fully-fledged commercial operations and expect good results for 2005. We believe that both of these businesses will create more values as entities outside of the REC group", comments Dr. Alf Bjørseth, CEO.

The group's annual report for 2004, including a full financial report and a detailed business description and review, is available at www.recgroup.com

For further information and comments, please contact Dr. Alf Bjørseth, CEO of Renewable Energy Corporation AS, at +47 67 81 52 51, or Jon André Løkke, CFO, at +47 67 81 52 65

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Schedule B

Item No. 27. Press release – REC signs a letter of intent to buy Advanced Silicon Materials LLC from Komatsu Ltd


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Renewable Energy Corporation AS signs a letter of intent to buy Advanced Silicon Materials LLC from Komatsu Ltd

Legg inn bilde fra år s.21

Renewable Energy Corporation AS ("REC") signed earlier this week a letter of intent to buy a 75% interest in Advanced Silicon Materials LLC ("ASiMI"), from Komatsu Ltd. ("Komatsu"). Signing of definitive agreements is expected to take place in April 2005 and the acquisition is anticipated to close in the first half of 2005, subject to the completion of negotiations and the satisfaction of certain conditions, including regulatory requirements.
ASiMI manufactures and sells polycrystalline silicon principally for semiconductor applications and silane gas principally for semiconductor and LCD applications. ASiMI's facilities are located in Butte, Montana. In September 2002, ASiMI contributed its plant in Moses Lake, Washington to establish Solar Grade Silicon LLC ("SGS"), a joint venture with REC. SGS manufactures and sells polycrystalline silicon exclusively for photovoltaic ("PV") applications. ASiMI currently owns 30% of SGS, while the remaining 70% is held by REC.

Post-acquisition, REC intends to continue to operate ASiMI's silane gas business as it is operated today, while ASiMI's polycrystalline silicon business gradually will be shifted from electronic applications to PV applications. ASiMI will, however, continue to supply polycrystalline silicon for semiconductor applications to all of its present customers in accordance with existing agreements, including long-term supply agreements with Komatsu Electronic Metals Co., Ltd., a Komatsu subsidiary which manufactures silicon wafers, and its subsidiary in Taiwan, Formosa Komatsu Silicon Corporation.

REC views the purchase of ASiMI as an excellent opportunity to strengthen its position in the rapidly growing solar PV industry.

REC is a vertically integrated solar energy company with its main focus on silicon feedstock and wafers through its subsidiaries SGS and ScanWafer AS. REC is today the only PV company in the world that manufactures its own silicon feedstock for processing into wafers. REC will during 2005 become the world's largest wafer manufacturer. The PV market is feedstock and wafer limited. Therefore REC is uniquely positioned for further growth and cost reductions.

Contacts :
Dr. Alf Bjørseth, phone
:+47 67 81 52 51 +47 90 77 39 60 (cell)
Mr. Reidar Langmo phone
:+47 67 81 52 56 +47 90 68 91 60 (cell)